Form 20-F
period 2014-12-31
Marine Harvest ASA
filed 2015-04-29
CIK 1578526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________

Form 20-F
 _____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

 *Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐No

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
☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

☐ Yes   ☐ No

i

ii

EXPLANATORY NOTE

In this annual report, “Marine Harvest”, the “Company,” the “Group,” “we,” “us” and “our” refer to Marine Harvest ASA or Marine Harvest ASA and its consolidated subsidiaries, as the context may require. We received regulatory approval for our acquisition of Morpol ASA, or Morpol, a leading seafood producer, on September 30, 2013.  As of November 12, 2013 we acquired 100% of Morpol. Information set forth in this annual report includes Morpol’s results starting from September 30, 2013, unless noted otherwise. On September 15, 2014, we entered into an agreement to purchase all of the assets of Acuinova Chile S.A., or Acuinova, a Chilean salmon farming company. On December 23, 2014, we completed the acquisition, and as of that date we could exercise rights over the assets, except for certain licenses for which authorization is pending from the authorities. Information set forth in this annual report includes Acuinova starting from December 23, 2014, unless noted otherwise.

We prepare our financial statements included in this annual report in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB.

We present our consolidated financial statements in Norwegian krone. All references in this annual report to “krone” or “NOK” are to Norwegian krone, the legal currency of Norway, unless otherwise noted.  All references in this annual report to (i) “USD” or “U.S. dollar” are to the legal currency of the United States; (ii) “EUR” or “Euro” are to the legal currency of participating member states for the purposes of the European Monetary Union; (iii) “GBP” or “pound sterling” are to the legal currency of the United Kingdom; (iv) “CAD” or “Canadian dollar” are to the legal currency of Canada; (v) “JPY” or “Japanese yen” are to the legal currency of Japan; (vi) “DKK” or “Danish krone” are to the legal currency of Denmark and (vii) “CLP” or “Chilean peso” are to the legal currency of Chile.

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

iii

SPECIAL NOTE REGARDING FORWARD—LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections titled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to increase or otherwise vary our harvest volume in the short or long term and our expected investments in working capital;

•	the expected trends in global demand for seafood;

•	the expected trends in consumer preferences;

•	capacity to expand salmon production in Norway or elsewhere;

•	the expected benefits from our acquisition and integration of Morpol, Acuinova or other acquisitions or business combinations or joint ventures;

•	the expected trends in the seafood industry, globally and regionally;

•	the expected trends in human population growth;

•	the expected trends in income growth in emerging markets;

•	our ability to control or mitigate biological risks, including fish diseases and sea lice, through the use of vaccines, treatment or otherwise, and other risks to our fish stocks;

•	expected developments in the cost and availability of fish feed raw materials;

•	our restructuring initiatives, including our consolidation of our Morpol and VAP Europe segments into a single segment: Marine Harvest Consumer Products, or Consumer Products;

•	climate change;

•	our expected capital expenditures and commitments;

•	our ability to maintain access to and produce quality fish feed;

•	future movements in the price of salmon and other seafood;

•	our ability to effectively manage the impact of escapes and predation on our stock;

•	our ability to maintain our relationships with suppliers;

•	our ability to continue to develop new and attractive products;

•	our ability to overcome any interruptions to the operations of our farms, our feed plant or our primary or secondary processing facilities;

•	our ability to uphold our image and reputation;

•	our future business development, results of operations and financial condition;

•	competition in our industry and from other protein sources, such as beef, pork and chicken;

•	the prospects of the Chilean salmon industry;

•	our plans with respect to construction and opening of new production facilities;

•	fluctuations in exchange rates and interest rates;

•	our research and development plans and expectations; and

•	developments in, or changes to, the laws, regulations and governmental policies governing our business and industry.

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

A. Offer Statistics.

Not applicable.

B. Method and Expected Timeline.

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

The selected consolidated financial data as of and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements for those periods, which are included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements for those periods, which are not included in this annual report.

The financial information below includes certain non-IFRS measures used to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance.

Gutted weight equivalent, or GWE, is a measure of the weight of the fish with head on, gutted.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in NOK million, except for per share and number of shares data)
Consolidated Income Statement Data
Revenue and other income	25,531.3	19,199.4	15,463.5	16,132.8	15,281.2
Cost of materials	-13,677.4	-9,998.5	-9,666.5	-8,398.6	-7,732.0
Fair value uplift on harvested fish	-5,518.5	-4,323.7	-1,597.5	-3,260.1	-4,370.3
Fair value adjustment on biological assets	5,007.7	6,118.3	1,993.5	949.3	5,882.8
Salary and personnel expenses	-3,320.9	-2,674.3	-2,418.7	-2,177.8	-2,202.5
Other operating expenses	-3,350.0	-2,581.9	-2,163.5	-2,063.2	-1,502.5
Depreciation and amortization	-966.8	-762.5	-677.2	-666.7	-653.0
Provision for onerous contracts	23.7	-124.7	-6.1	-5.8	-14.3
Restructuring costs	-52.9	-272.8	-0.8	-21.8	-4.4
Other non-operational items	-168.2	-74.4	—	—	—
Income/loss from associated companies	149.5	221.8	83.6	-15.0	194.9
Impairment losses	-24.1	-65.0	-0.5	-67.0	-5.0
Earnings before interest and taxes (EBIT)	3,633.4	4,661.8	1,009.8	406.0	4,874.9
Interest expenses	-544.6	-640.2	-382.8	-405.8	-380.3
Net currency effects	-388.4	-311.7	523.3	236.4	366.7
Other financial items	-1,213.7	-252.4	-320.0	342.9	-195.3
Earnings before taxes (EBT)	1,486.7	3,457.4	830.3	579.5	4,666.0
Taxes	-752.0	-1,026.8	-389.0	-46.7	-1,254.3
Profit or loss from continuing operations	734.8	2,430.6	441.3	532.8	3,411.7
Profit after tax from discontinued operations	204.8	91.9	—	—	—
Profit or loss for the period	939.5	2,522.5	441.3	532.8	3,411.7
Profit or loss for the period attributable to
Non-controlling interests	3.9	7.4	4.0	5.5	30.5
Owners of Marine Harvest ASA	935.6	2,515.1	437.3	527.3	3,381.2
Weighted average number of shares, basic and diluted (millions of shares)	410.4	377.5	358.6	357.9	357.5
Earnings per share—basic and diluted (NOK per share)	2.28	6.66	1.22	3.12	8.61
Earnings per share — basic and diluted (NOK per share) from continued operations	1.78	6.42	1.22	3.12	8.61
Dividends per share (NOK)	8.30	2.25	—	8.00	6.00
Dividends per share (USD)(1)	1.11	0.40	—	1.40	0.90

(1)
The conversions are provided solely for convenience of the reader and were calculated using the NOK to USD closing rate on the date of the dividend payment, using the official exchange rate quoted by the Noon Buying Rate certified by the Federal Reserve Bank of New York for customs purposes.

	As of December 31,
	2014	2013	2012	2011	2010
	(in NOK million)
Consolidated Statement of Financial Position
Inventory	2,400.8	1,751.1	819.7	783.0	775.8
Biological assets	10,014.0	9,536.6	6,207.9	6,239.3	8,034.0
Trade receivables	3,360.2	3,191.4	1,782.0	1,914.9	1,844.9
Other receivables	1,110.5	1,086.5	592.7	609.8	814.7
Cash	1,408.2	606.2	335.3	279.1	318.9
Total current assets	18,293.7	16,171.8	9,737.6	9,826.1	11,788.3
Assets held for sale	19.0	1,059.1	—	—	—
Total assets	36,974.3	33,727.7	23,317.4	22,747.3	24,295.9
Total equity	14,718.2	16,346.3	11,688.6	10,813.4	13,134.1
Total non-current liabilities	16,572.5	12,051.3	8,296.9	9,028.2	8,120.1
Total current liabilities	5,683.7	5,139.6	3,331.9	2,905.7	3,041.8
Liabilities held for sale	—	190.5	—	—	—
Total equity and liabilities	36,974.3	33,727.7	23,317.4	22,747.3	24,295.9

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
Other Financial and Operating Data
Harvest volume (in tonnes GWE)
Salmon of Norwegian origin	258,021	222,494	255,306
Salmon of Scottish origin	48,858	48,389	40,261
Salmon of Canadian origin	26,697	33,059	40,217
Salmon of Chilean origin	67,504	28,281	40,222
Salmon of Irish origin	6,260	5,883	9,407
Salmon of Faroese origin	11,532	5,665	6,893
Total harvest volume	418,873	343,772	392,306
Average price achievement(1)	102%	95%	105%
Contract coverage(2)	36%	37%	33%
Quality—superior share(3)	91%	89%	90%

	(in NOK million, except for ROCE)
Segment Operational EBIT—Farming (4)	3,651.2	3,001.1	415.1
Segment Operational EBIT—Markets (4)	518.4	346.3	344.2
Segment Operational EBIT—VAP Europe (4) (5)	-19.8	-57.7	5.8
Segment Operational EBIT—Morpol (4) (5)	138.5	62.6	—
Segment Operational EBIT—MH Feed (4) (6)	47.1	-22.9	—
Segment Operational EBIT—Other (4)	-81.4	-117.1	-121.7
Group Operational EBIT(7)	4,254.0	3,212.4	643.4
ROCE(8)	20.2%	18.5%	3.9%

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

(3)
Superior share of salmon is the percentage of the total volume of salmon harvested that is classified as superior grade salmon divided by the total volume of harvested salmon. If salmon for some reason, e.g., pale color or scale loss, cannot be classified as a superior product, it is downgraded and sold as a production or ordinary grade product at a lower price.

(4)
Operational EBIT by segment. Operational EBIT by segment is a non-IFRS financial measure. Refer to the section below for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to earnings before interest and taxes, or EBIT.

(5)	From January 1, 2015, our Morpol and VAP Europe segments have been consolidated into a single segment: Marine Harvest Consumer Products, or Consumer Products.

(6)
The MH Feed Segment entails using certain raw materials, including fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil, to produce fish feed. We only have feed production in Norway, and our entire production is for internal use. Our first fish feed plant began operations in June 2014.

(7)	Group Operational EBIT. Operational EBIT at Group level is a non-IFRS financial measure. Refer to the section below for how we define Operational EBIT and reconcile it to EBIT.

(8)	ROCE. Return on Capital Employed, or ROCE, is a non-IFRS financial measure. Refer to the section below for how we define and calculate ROCE.

Non-IFRS Financial Measures

Operational EBIT.    Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized salmon derivatives (at Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) it does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) it does not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure. We present Operational EBIT at Group level, by country of origin and by segment. Our definition of Operational EBIT may not be comparable to similarly titled measures reported by other companies. Our Operational EBIT at Group level and by country of origin are reconciled to EBIT below. For a reconciliation of our Operational EBIT by segment to EBIT, see Note 4 to our financial statements in this annual report.

ROCE.    ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts, for the period from December 31, 2012 until September 30, 2013, our investment in Morpol, and for the years ended December 31, 2013 and December 31, 2014, business held for sale. The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpol’s financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors we have taken into account in determining the amount of performance-based compensation paid to our management. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. A table setting forth our calculation of ROCE is presented below.

The following table reconciles our Group Operational EBIT to Group EBIT in NOK million for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Group Operational EBIT	4,254.0	3,212.4	643.4
Change in unrealized internal margin feed	-92.2	—	—
Change in unrealized salmon derivatives	54.4	-30.2	-105.8
Fair value uplift on harvested fish	-5,518.5	-4,323.7	-1,597.5
Fair value adjustment on biological assets	5,007.7	6,118.3	1,993.5
Provision for onerous contracts	23.7	-124.7	-6.1
Restructuring costs	-52.9	-272.8	-0.8
Income/loss from associated companies	149.5	221.8	83.6
Impairment losses	-24.1	-65.0	-0.5
Other non-operational items	-168.2	-74.4	—
Group EBIT	3,633.4	4,661.8	1,009.8

The following table reconciles Group level Operational EBIT to Group EBIT in NOK per kilogram for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(NOK per kg)
Group Operational EBIT	10.16	9.34	1.64
Change in unrealized salmon derivatives	0.13	-0.09	-0.27
Fair value uplift on harvested fish	-13.17	-12.58	-4.07
Fair value adjustment on biological assets	11.96	17.80	5.08
Provision for onerous contracts	0.06	-0.36	-0.02
Restructuring costs	-0.13	-0.79	—
Income/loss from associated companies	0.36	0.65	0.21
Impairment losses	-0.06	-0.19	—
Other non-operational items	-0.40	-0.22	—
Group EBIT	8.67	13.56	2.57

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK million for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Operational EBIT—Salmon of Norwegian Origin	3,046.6	2,410.2	823.5
Fair value uplift on harvested fish	-3,670.4	-2,898.1	-1,238.5
Fair value adjustment on biological assets	3,869.0	4,012.1	1,767.3
Provision for onerous contracts	-19.8	-99.0	-12.5
Restructuring costs	—	—	—
Income/loss from associated companies	149.0	221.8	82.7
Impairment losses	-7.1	-5.9	-1.4
Other non-operational items	—	—	—
EBIT—Salmon of Norwegian Origin	3,367.2	3,641.1	1,421.1

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK per kilogram for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK per kg)
Operational EBIT—Salmon of Norwegian Origin	11.81	10.83	3.23
Fair value uplift on harvested fish	-14.23	-13.03	-4.85
Fair value adjustment on biological assets	14.99	18.03	6.92
Provision for onerous contracts	-0.08	-0.44	-0.05
Restructuring costs	—	—	—
Income/loss from associated companies	0.58	1.00	0.32
Impairment losses	-0.03	-0.03	-0.01
Other non-operational items	—	—	—
EBIT—Salmon of Norwegian Origin	13.05	16.36	5.57

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK million for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Operational EBIT—Salmon of Scottish Origin	470.2	602.7	153.0
Fair value uplift on harvested fish	-719.2	-822.3	-276.3
Fair value adjustment on biological assets	465.4	1,003.1	268.1
Provision for onerous contracts	43.6	-25.7	6.4
Restructuring costs	—	—	—
Income/loss from associated companies	0.5	—	0.2
Impairment losses	—	—	0.3
Other non-operational items	—	—	—
EBIT—Salmon of Scottish Origin	260.5	757.8	151.8

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK per kilogram for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK per kg)
Operational EBIT—Salmon of Scottish Origin	9.62	12.45	3.80
Fair value uplift on harvested fish	-14.72	-16.99	-6.86
Fair value adjustment on biological assets	9.53	20.73	6.66
Provision for onerous contracts	0.89	-0.53	0.16
Restructuring costs	—	—	—
Income/loss from associated companies	0.01	—	0.01
Impairment losses	—	—	0.01
Other non-operational items	—	—	—
EBIT—Salmon of Scottish Origin	5.33	15.66	3.77

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK million for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Operational EBIT—Salmon of Canadian Origin	251.1	336.8	-140.1
Fair value uplift on harvested fish	-376.6	-360.3	-9.9
Fair value adjustment on biological assets	235.0	598.9	-6.7
Provision for onerous contracts	—	—	—
Restructuring costs	—	-4.3	-0.8
Income/loss from associated companies	—	—	—
Impairment losses	—	-2.1	-2.2
Other non-operational items	—	—	—
EBIT—Salmon of Canadian Origin	109.5	569.0	-159.6

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK per kilogram for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK per kg)
Operational EBIT—Salmon of Canadian Origin	9.40	10.19	-3.48
Fair value uplift on harvested fish	-14.11	-10.90	-0.25
Fair value adjustment on biological assets	8.80	18.12	-0.17
Provision for onerous contracts	—	—	—
Restructuring costs	—	-0.13	-0.02
Income/loss from associated companies	—	—	—
Impairment losses	—	-0.06	-0.05
Other non-operational items	—	—	—
EBIT—Salmon of Canadian Origin	4.10	17.21	-3.97

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK million for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
S	(in NOK million)
Operational EBIT—Salmon of Chilean Origin	317.0	-65.7	-90.9
Fair value uplift on harvested fish	-482.0	-123.9	27.1
Fair value adjustment on biological assets	257.8	284.2	-97.6
Provision for onerous contracts	—	—	—
Restructuring costs	-1.9	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	1.3	3.0
Other non-operational items	—	-74.4	—
EBIT—Salmon of Chilean Origin	90.8	21.5	-158.4

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK per kilogram for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK per kg)
Operational EBIT—Salmon of Chilean Origin	4.70	-2.32	-2.26
Fair value uplift on harvested fish	-7.14	-4.38	0.67
Fair value adjustment on biological assets	3.82	10.05	-2.43
Provision for onerous contracts	—	—	—
Restructuring costs	-0.03	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	0.05	0.07
Other non-operational items	—	-2.63	—
EBIT—Salmon of Chilean Origin	1.35	0.76	-3.94

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK million for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Operational EBIT—Salmon of Irish Origin	32.6	-29.6	13.6
Fair value uplift on harvested fish	-76.7	-41.4	-82.3
Fair value adjustment on biological assets	91.0	44.0	46.9
Provision for onerous contracts	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	0.1
Impairment losses	—	—	-0.1
Other non-operational items	—	—	—
EBIT—Salmon of Irish Origin	46.8	-26.9	-21.8

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK per kilogram for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK per kg)
Operational EBIT—Salmon of Irish Origin	5.20	-5.02	1.45
Fair value uplift on harvested fish	-12.26	-7.03	-8.75
Fair value adjusted on biological assets	14.54	7.48	4.98
Provision for onerous contracts	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	0.01
Impairment losses	—	—	-0.01
Other non-operational items	—	—	—
EBIT—Salmon of Irish Origin	7.48	-4.58	-2.31

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK million for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Operational EBIT—Salmon of Faroese Origin	164.6	84.2	12.1
Fair value uplift on harvested fish	-193.5	-77.7	-17.7
Fair value adjustment on biological assets	86.2	168.7	24.3
Provision for onerous contracts	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Faroese Origin	57.4	175.2	18.7

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK per kilogram for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK per kg)
Operational EBIT—Salmon of Faroese Origin	14.28	14.86	1.76
Fair value uplift on harvested fish	-16.78	-13.72	-2.57
Fair value adjustment on biological assets	7.48	29.78	3.53
Provision for onerous contracts	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Faroese Origin	4.98	30.93	2.72

The following tables set forth our calculation of ROCE, requiring reconciliation of Adjusted EBIT to EBIT and NIBD to non-current interest-bearing debt, for the years ended December 31, 2014, 2013 and 2012:

	As of and for the year ended December 31,
	2014	2013	2012
	(in NOK million, except ROCE)
Adjusted EBIT	4,288.6	3,066.2	619.9
Fair value uplift on harvested fish	-5,518.5	-4,323.7	-1,597.5
Fair value adjustment on biological assets	5,007.7	6,118.3	1,993.5
Provision for onerous contracts	23.7	-124.7	-6.1
Other non-operational items	-168.2	-74.4	—
EBIT	3,633.4	4,661.8	1,009.8

Net interest-bearing debt (NIBD)	9,267.9	7,790.7	5,381.0
Cash	1,408.2	606.2	335.3
Current interest-bearing debt	-7.0	-686.7	-377.8
Non-current interest-bearing debt	10,669.1	7,710.2	5,338.5

NIBD	9,267.9	7,790.7	5,381.0
Investment in Morpol	—	-868.6	-937.6
Total equity	14,718.2	16,346.3	11,688.6
Fair value adjustment on biological assets	-2,258.4	-2,742.9	-835.7
Provision for onerous contracts	131.3	153.5	25.1
Capital employed as of the end of the period	21,859.0	20,679.0	15,321.4
Average capital employed(1)	21,269.0	16,603.7	16,087.8
Adjusted EBIT	4,288.6	3,066.2	619.9
ROCE	20.2%	18.5%	3.9%

(1)	Calculated as the average capital employed as of the beginning and the end of the period, except when there are material transactions during the year. Morpol is included from October 1, 2013.

Exchange Rates

The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes, or the Noon Buying Rate, expressed in NOK per USD for the periods stated.

Period	High	Low	Period End	Period average(1)
Year ended December 31, 2010	6.670	5.616	5.890	6.064
Year ended December 31, 2011	6.027	5.225	5.968	5.561
Year ended December 31, 2012	6.130	5.560	5.562	5.785
Year ended December 31, 2013	6.263	5.431	6.066	5.877
Year ended December 31, 2014	7.482	5.883	7.482	6.372
October 2014	6.749	6.446	6.749	—
November 2014	7.006	6.723	7.006	—
December 2014	7.482	6.925	7.482	—
January 2015	7.827	7.568	7.750	—
February 2015	7.662	7.521	7.662	—
March 2015	8.352	7.692	8.051	—
April 2015 (through April 24)	8.113	7.768	7.777	—

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month for the relevant period.

These rates may differ from the actual rates used in the preparation of our consolidated financial statements and other financial information appearing in this annual report. We make no representation that USD or NOK amounts referred to in this annual report have been, could have been or could, in the future, be converted into NOK or USD, as the case may be, at any particular rate, if at all. On April 24, 2015, the Noon Buying Rate was set at NOK 7.777 per USD.

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

We have divided our risks into the following categories:

•Risks Related to the Sale of Our Products;

•Risks Related to Government Regulation;

•Risks Related to Our Fish Farming Operations;

•	Risks Related to Our Supply of Fish Feed and Feed Operations;

•Risks Related to Our Industry;

•Risks Related to Our Business;

•Risks Related to Acquisitions and Expansions;

•Risks Related to Our Financing Arrangements;

•Risks Related to Climate Change;

•Risks Related to Our ADSs; and

•Risks Related to Tax Matters.

Risks Related to the Sale of Our Products

Our results are substantially dependent on salmon prices, and salmon prices are subject to large short- and long-term fluctuations due to variations in supply and demand caused by factors such as smolt release, biological factors, quality, shifts in consumption and license changes.

A substantial portion of our products sold are salmon products (representing 91.7% of sales in 2014). Accordingly, our results of operation are substantially dependent on salmon prices. Global and regional prices of salmon are subject to significant fluctuation.

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

Short- or long-term decreases in the price of farmed salmon may have a material adverse effect on our financial condition, results of operations and cash flow.

We have limited flexibility to adjust our product mix away from salmon in order to accommodate changing pricing circumstances.

A reduction in the price of salmon may trigger a substantial reduction in the value of our biological assets.

We assess the value of our biological assets on a monthly basis, and the price of salmon is a significant factor in the valuation of our biological assets, which were valued at NOK 10,014.0 million and NOK 9,536.6 million as of December 31, 2014 and 2013, respectively. We recorded a net fair value adjustment on biological assets of NOK 2,258.4 million and NOK 2,742.9 million as of December 31, 2014 and 2013, respectively, with each adjustment being primarily driven by changes in the price of salmon. Future fluctuations in salmon prices may result in significant fair value adjustments.

We may be unable to effectively hedge our exposure to short- and medium-term fluctuations in salmon prices.

We seek to manage our exposure to short- and medium-term fluctuations in salmon reference prices through sales contracts and Fish Pool financial futures as well as through our secondary processing activities (as prices for secondary processed salmon tend to be more stable than for primary processed salmon). However, we do not hedge all of our exposure to changes in salmon prices. In addition, our contracts and financial futures may not be fulfilled or may not be available in the future or may be ineffective in hedging our exposure to salmon price fluctuations. In addition, our sales contracts and financial futures may result in price achievement below reference prices in an environment of rising reference prices. Furthermore, our secondary processing activities may not reduce the impact of fluctuating salmon reference prices on our operations. An inability to effectively hedge our exposure to salmon prices may have a material adverse effect on our financial condition, results of operations or cash flow.

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

Changes in consumer preferences or failure of our new products to appeal to consumers could adversely impact our business, especially our Consumer Products segment.

The food industry in general is subject to changing consumer trends, demands and preferences. Trends within the food industry change often. Failure to identify and react to changes in these trends could lead to, among other things, reduced demand for our products, especially for our Consumer Products segment (formerly the VAP Europe and Morpol segments). This segment comprises our European secondary processing and value added operations, as well as our European end product sales of secondary processed seafood, including logistics. Our secondary processed products are particularly susceptible to changes in consumer preferences.

In addition, our Consumer Products segment regularly introduces new products which may not appeal to our consumers’ preferences. To the extent such new offerings are unsuccessful, this business may suffer. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences for fish, especially secondary processed seafood. If we are unable to do so, this may have a material adverse effect on our business, financial condition, results of operations or cash flow.

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

Our products may be subject to contamination by food-borne pathogens or other substances which may be harmful to the consumer, such as Listeria monocytogenes, Clostridia, Salmonella, E. Coli, Staphylococcus aureus, Noroviruses, parasites or contaminants. These pathogens and substances are found in the environment; therefore, there is a risk that one or more of these organisms and pathogens can be introduced into our products as a result of improper handling, poor processing hygiene or cross-contamination by us, the ultimate consumer or any intermediary. We have little, if any, control over handling procedures once we ship our products for distribution.

In 2012, we detected Listeria in cold smoked salmon processed at our factory in Chile. A voluntary recall was carried out in agreement with the U.S. Food and Drug Administration, or the FDA. No illness was experienced or reported in relation to the incident. The detection and resulting product recall resulted in inventory write-downs amounting to NOK 26.0 million. In July 2013, traces of crystal violet, a dye commonly used in textiles and ink found in pens and printer toner but also an anti-fungal agent banned in the United States, were found in salmon being imported into the United States from our Chilean third-party secondary processing facility. As a result, the FDA issued an import alert for the third-party Chilean secondary processing facility.

During 2014, our internal system for reporting food safety incidents captured four incidents classified as more serious, none of which led to any reported illness or negative impact for consumers. In 2013 we reported eight such incidents. We define a food safety incident as a situation that requires specific actions to maintain the safety of our products. Typical food safety incidents may be labeling errors related to ingredients that may cause allergies in sensitive individuals or to the product’s shelf life. Incidents defined as more serious are incidents that may have an impact on consumer health, e.g., such products may contain food-borne pathogens, foreign bodies or labeling errors related to allergens.

Furthermore, we may not be able to prevent contamination of our fish by pollutants such as polychlorinated biphenyls, or PCBs, dioxins or heavy metals. Such contamination is primarily the result of environmental contamination of fish feed raw materials such as fishmeal, fish oil, mineral mixes and raw materials from crops, which could result in a corresponding contamination of our fish feed and our fish. Residues of environmental pollutants present in our fish feed may pass undetected in our products and may reach consumers due to failure in surveillance and control systems.

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

The fish farming and processing industries are subject to regional, federal and local governmental regulations relating to the farming, processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. New laws and regulations, or stricter (or otherwise adverse to us) interpretations of existing laws or regulations, may materially affect our business or operations in the future. Our operations are also subject to extensive and increasingly stringent regulations administered by environmental agencies in the jurisdictions in which we operate. Failure to comply with these laws, regulations or interpretations could have serious consequences, including criminal, civil and administrative penalties, loss of production, injunctions, product recalls and negative publicity. Some environmental Non-Government Organizations, or NGOs, have advocated for salmon farming to be restricted to farming in a contained environment, which would substantially increase our costs.

Relevant authorities may introduce further regulations for the operations of aquaculture facilities, such as enhanced standards of production facilities, capacity requirements, fish feed quotas, fish density, site allocation conditions or other parameters for production. Furthermore, authorities may impose stricter environmental requirements upon fish farming,

e.g., restrictions or a ban on discharges of waste substances from the production facilities, stricter requirements for seabed restoration, stricter requirements to prevent fish escapes and new requirements regarding animal welfare. Investments necessary to meet new regulatory requirements and penalties for failure to comply with such requirements could be significant. Likewise, an absence of or ineffective government regulation may lead to unsustainable farming practices at an industry-wide level. The industry has historically been unable to cooperate to create sustainable practices in the absence of government regulation. We have therefore relied on such regulation to help create and enforce practices that ensure the long-term sustainability of the industry. Ineffective regulation can hinder our industry’s ability to implement sustainable and profitable practices. Accordingly, changes in regulation or ineffective government regulation may have a material adverse effect on the fish farming industry as a whole, which could harm our business, financial condition, results of operations or cash flow.

Trade restrictions resulting in suboptimal distribution of salmon may be intensified, creating a negative impact on price in some countries.

Farmed salmon is produced in a limited number of countries and sold globally. Historically, trade restrictions have inhibited the optimal distribution of farmed salmon to the markets and impacted the price yield for farmed salmon producers in the countries affected by such restrictions. Recently, certain salmon exports to Russia and China have been subject to trade restrictions. Trade restrictions could include import prohibitions, minimum import prices and high import duties, reducing the competitiveness of our products as compared to other available products. Many of our production locations are located outside our principal markets, and therefore we are exposed to trade restrictions. Continuous effects of such trade restrictions or introduction of new trade restrictions may have a significant impact on our ability to sell in certain regions or our ability to charge competitive prices for our products in such regions.

We may not be permitted to continue to operate at sites located close to protected or highly sensitive areas or to use certain fish feed and medication at those sites.

Some of our sites are located close to protected areas or highly sensitive areas with respect to biodiversity. For example, in Norway, we operate three sites in a protected area and have additional sites located on the border of wildlife conservation areas; in Scotland, we operate eight sites located in special areas of conservation, which include reef habitats that may be affected by organic deposition from our sites and a number of our sites are in proposed marine protected areas; in Canada, 11 marine sites border the Broughton Archipelago Provincial Marine Park, which is home to several species of marine mammals; and in Ireland, five of our marine sites are located within special areas of conservation. The effect of salmon farming on the environment and biodiversity is being intensively discussed among scientific groups. New developments in the perception of the impact of salmon farming on the environment (whether justified or not) may result in closure of sites located in vulnerable areas or requirements to implement costly measures. Specific additives used in fish feed and medication could become prohibited at these sites if found (or believed) to have an adverse impact on the environment. Compliance with such laws, rules and regulations, or a breach of them, may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Our fish farming operations are dependent on fish farming licenses.

Most of the jurisdictions in which we operate require us to obtain a license for each fish farm owned and operated in that jurisdiction. We have obtained and currently hold a license to own and operate each of our fish farms where a license is required. In order to maintain the licenses, we have to operate our current farms and, if we pursue acquisitions or construction of new farms, we will need to obtain additional licenses to operate those farms, where required. Licenses in each country are subject to certain requirements, and we risk penalties (including, in some cases, criminal charges), sanctions or even loss of license if we fail to comply with license requirements or related regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation.” We are also exposed to dilution of our licenses where a government issues new licenses to fish farmers other than us, thereby reducing the current value of our fish farming licenses. Governments may change the way licenses are distributed or otherwise dilute or invalidate our licenses. If we are unable to maintain or obtain new fish farming licenses or if new licensing regulations dilute the value of our licenses, this may have a material adverse effect on our business.

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

In Norway, acquisition of more than 15% of the production capacity for salmon and trout in seawater requires application to and approval by the Norwegian Ministry of Fisheries and Trade. In addition, various ownership thresholds (15%, 20%, 25%, 30%, 35% and 40%) are accompanied by specific minimum requirements for research and development spending, secondary processing activities and contribution to the education of young talents. Furthermore, only in exceptional circumstances may the Norwegian Ministry of Fisheries and Trade approve acquisitions of licenses resulting in a company exceeding 40% of the total production capacity. We currently hold permission to own up to 25% of the total production capacity, and our total production in 2014 was below this limit. We may not be able to increase our production capacity in Norway, and if we increase our production capacity, our Norwegian operations could be subject to stricter requirements and conditions, increasing our operating costs. The ownership limitations and requirements have been subject to several amendments over the last decade due to shifting political circumstances, and until July 2013, no company was allowed to own more than 25% of the total concessionary biomass in Norway. If the newly adopted amendments are reversed or stricter regulations are otherwise implemented, this may limit our ability to expand our production in Norway and may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Antitrust and competition regulation may restrict further growth in some of the jurisdictions in which we operate.

Our business and operations are subject to regulation by antitrust or competition authorities in Norway, the European Union and Canada, among other jurisdictions, particularly because of our significant market shares in the jurisdictions in which we operate. Risks of infringing competition laws and regulations are higher in markets in which we hold a leading position. In such markets, the applicable antitrust and competition laws and regulations could reduce our operational flexibility. Responsible authorities and jurisdictional bodies may take actions, potentially contrary to our interests, aimed at maintaining or reinforcing competition in our markets. In 2013, we agreed with the European Commission to divest certain parts of Morpol in connection with the acquisition of Morpol. Further similar action could have a material adverse effect on our business, financial condition, results of operations or cash flow.

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

Sea lice, of which there are many species, are a naturally occurring type of crustacean parasite that attaches itself to the mucus and skin of several fish species, including salmon. High abundance of sea lice can result in lesions and affect the fish’s health, welfare, growth and immunity to diseases. Sea lice are found in all the countries in which we operate and are closely monitored by national governments, mainly from the perspective of limiting surrounding wild fish populations’ sea lice exposure from fish farms. Regulators set limits on the number of sea lice per fish on the farms, and treatment of the fish is mandatory if levels approach such limits. The parasite is controlled through treatment with specific licensed medicine, hydrogen peroxide baths in well boats or enclosed cages, and biologically by using “cleaner fish,” which are fish species that eat the parasites directly from the fish’s skin. Treatment of sea lice is costly and the increased resistance against several types of medication used in sea lice control is a growing concern in the industry. There are also concerns over the interaction between farmed and wild salmon and the transmission of sea lice from one to another. As a response to these concerns, governments may require us to implement new or improved measures, reduced production/maximum allowed biomass, (or MAB) or require some of our sites to lie fallow for a certain period of time in order to control spreading of sea lice, thus increasing our costs.

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

Salmon farming has historically experienced several episodes of extensive disease outbreaks. We have, and may in the future, experience extensive disease outbreaks. Epidemic outbreaks of diseases may have a material adverse effect on our business, financial condition, results of operations or cash flow. Set forth below is a description of the major diseases that have affected our operations:

•
Heart and Skeletal Muscle Inflammation, or HSMI, is another infectious disease which in recent years has become widespread in Norway and Scotland. The disease affects the fish’s heart and skeletal musculature, normally in the first half of the seawater phase, with increased mortality, reduced health and periods of reduced growth being the most important loss factors. Mortality normally varies from 0% to 20%. As HSMI often occurs or intensifies following grading, movement and other similar events which may create a stressful environment for the fish, the disease leads to challenges in relation to sea lice treatments and other events necessitating fish movement. HSMI is assumed to be a viral disease, but the exact cause of the disease is not yet fully understood. Vaccines are under development, but are currently not in use in the industry. For the year ended December 31, 2014, HSMI was the number one cause of biomass mortality by number, resulting in a loss of 1,474.8 tonnes (or 1,055,934 fish in numbers).

•
Gill disease, or GD, is a general term used to describe gill pathology occurring in seawater which may be caused by different infectious agents such as amoebae, viruses or bacteria, as well as environmental factors including algal or jelly-fish blooms. Little is known about the cause of many of the gill conditions and to what extent infection or environmental factors are primary or secondary causes of disease. Gill damage can lead to respiratory distress which can cause significant mortality. Currently there is no general cure applicable to all types of GD. In 2012, we experienced a dramatic increase in the prevalence of a particular type of GD called Amoebic Gill Disease, or AGD, in Scotland and Ireland which is caused by a ubiquitous microscopic marine amoebic parasite. AGD was also treated in Norway and the Faroe Islands in 2013 and 2014. There is no vaccine for AGD, but treatment in freshwater or hydrogen peroxide baths, when used systematically and in a coordinated manner, limits the impact of the disease. For the year ended December 31, 2014, AGD was our second most prevalent cause of biomass mortality by number, resulting in a loss of 1,245.3 tonnes of fish (or 911,888 fish in numbers).

•
Pancreas Disease, or PD, is an infectious viral disease caused by a salmonid alphavirus, or SAV, and is frequently diagnosed in Norway. More recently and to a lesser extent it was also diagnosed in Scotland and Ireland. The disease attacks the pancreatic tissue, heart and skeletal muscles of the fish and results in lack of appetite, lethargy, reduced health and increased mortality. Chronic outbreaks can last several months and accumulated mortality can be high, normally in the range from 0% to 20%. More important is, however, the chronic damage that can occur to the survivors in terms of reduced growth capacity and scars in skeletal muscle. The scars can appear as patches of decolorization or melanization (black pigmentation), cause downgrading and make the product unsuitable for smokehouses. Approved vaccines exist, but the effectiveness is variable when infection prevalence increases. PD is subject to governmental control measures. Norway experienced a significant increase in PD outbreaks in 2012, mainly resulting from the SAV2 virus, which is one of six known genetic variants of the SAV virus and generally regarded as less pathogenic than other variants. The increased number of diagnoses is a concern for the further spread of the disease in Norway, but the number of PD outbreaks was lower in 2013 than in 2012. For the year ended December 31, 2014, PD was our third most prevalent cause of biomass mortality by number, resulting in a loss of 1,233.4 tonnes (706,473 fish in numbers).

•
Cardiomyopathy Syndrome, or CMS or heart rupture, is a disease primarily affecting the heart with secondary circulation failure and liver damage. The disease has been observed in Scotland, Ireland and the Faroe Islands, and has been increasingly diagnosed in Norway in the recent years. It is also suspected of being present in Canada. CMS affects farmed salmon in the seawater phase and during transportation to the primary processing plants. Occasionally, mortality may reach 30%, but it is usually much lower. Because the disease normally affects the fish at the end of the production cycle when the fish is ready for harvest, the economic losses can be substantial even though the rate of fish mortality is not high. There is no medical treatment or vaccine available for the disease. For the year ended December 31, 2014, CMS was the fourth most prevalent cause of biomass mortality by number but our most prevalent cause of biomass mortality by biomass lost, resulting in a loss of 2,480.2 tonnes (562,354 fish in numbers).

•
Infectious Salmon Anemia, or ISA, is an infectious viral disease causing severe anemia for the infected fish. The disease has been reported in Norway, Scotland, Ireland, the Faroe Islands, Canada, the United States and Chile. ISA is subject to strict governmental control measures and will normally prompt compulsory culling of the entire stock and a subsequent fallow period. Suspected farms and farms in the vicinity of an outbreak will be placed under surveillance and subject to strict movement controls. The risk of an outbreak increases strongly with proximity to the source of infection, poor quality smolt and insufficient fallow periods. Vaccines have been developed in recent years, but their effectiveness varies when exposed to severe infection pressure. The infected fish represent no health risk for humans and may in most jurisdictions be sold in the open market if it is without clinical signs of disease and above marketable size, which is approximately 1.2 kilograms. Fish below this size will normally be destroyed. ISA has significant potential adverse consequences for us and the salmon farming industry in general. The serious ISA epidemic hitting Chile in 2007 to 2009 led to the closure of many farms. The disease led to substantial losses in Norway around 1990, and the epidemic on the Faroe Islands from 2000 to 2005 laid the whole industry on the islands fallow for several years. ISA re-emerged in Chile in 2013, but so far there have been outbreaks only at a limited number of sites. In Norway, we have had two ISA outbreaks in 2014. All fish at these sites were harvested, and no additional sites have been diagnosed with ISA.

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

Our Canadian salmon operations have experienced significant Kudoa challenges during recent years, resulting in substantial product downgrades. For the year ended December 31, 2013, the loss related to Kudoa downgrading and customer claims amounted to NOK 16.9 million, while there were no exceptional cost for claims and discards attributed to Kudoa in 2014.

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

Intense production may result in physical deformities, cataracts and other production-related deformities, leading to downgrading and/or loss of biomass as well as to reputational harm.

The biological limits for how fast fish can grow have been challenged as the aquaculture industry has intensified its production. Intensive farming methods may cause production-related disorders, in particular relating to physical deformities and cataracts. Research has shown that deformities can be caused by excessively high water temperatures of more than 14 degrees Celsius (57 degrees Fahrenheit) during the fish’s early life in freshwater, too little phosphorous or imbalanced mineral content in the diet, manipulation of light (simulation of daylight) to speed up the rate of growth, acidic water, too much carbon dioxide in the water during the freshwater phase and too rapid growth in the freshwater phase. These may lead to financial losses in the form of reduced growth and health, reduced quality on harvesting and damage to the industry or our reputation.

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

Fish farming is operated in open net cage systems located in marine environments and is hence exposed to the pollution of open seas. Coastal waterways are subject to traffic by large cargo carriers. This represents an environmental hazard in the form of a potential oil leak or spill. Oil or petroleum products floating into a farm will severely affect the fish’s ability for normal oxygen uptake, increase fish mortality and shed an unpleasant taste on surviving fish, which practically makes the fish inedible. Our concentrated location of farms in certain regions increases the vulnerability in case of oil spills. Oil spills and other pollution from accidents will accordingly affect farming locations adversely and may have a material adverse effect on our harvests.

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

We derive a significant percentage of our revenue from our operations in Chile. Because Chile is prone to earthquakes and other natural disasters due to its proximity to several major fault lines, our Chilean business may be adversely affected by seismic or climatic events or natural disasters. In February 2010, a major earthquake followed by a tsunami struck Chile. In April 2015, a the Calbuco volcano, only 30 kilometers from Puerto Montt, Chile erupted, resulting in evacuations and considerable property damage. The volcano eruption may have a material adverse effect on our operations in Chile. A similar earthquake, tsunami, volcano or any other catastrophic event arising from natural causes may have significant negative consequences for our operations and for the general infrastructure in Chile.

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

Our business operations entail a number of adverse biological risks, including risks relating to sea lice, fish mortality, diseases, predation and other biological risks. As is typical in the industry, we have limited insurance coverage against adverse biological events. For certain biological events, it is currently not possible to obtain insurance coverage at all or at premiums that we consider to be commercially viable. The fish farming insurance industry is characterized by a limited number of providers. Even for insurable biological events, the coverage often involves a significant deductible in the form of an insurance excess or requirements regarding mortality per net cage or site. Coverage may furthermore be dependent on the insurance value of the fish, which may be at positive or negative variance with the book value. There will always be a risk that certain biological events or natural phenomena may occur for which no or only partial insurance coverage is payable.

Risks Related to Our Supply of Fish Feed and Our Feed Operations

We could face higher costs for fish feed as a result of higher prices and reduced availability of the main ingredients used in fish feed production.

Fish feed costs accounted for approximately half of our “cost in box” in 2014, and as a result, our results of operations and financial condition are dependent upon the cost of fish feed. Cost in box refers to fish feed, other seawater and non-seawater costs of our Farming segment measured per kilogram of salmon packed in a standard box for shipping. The fish feed industry is characterized by three large, global suppliers typically operating under cost plus contracts (which is the case for all of our third party fish feed contracts) and fish feed prices are, accordingly, directly linked to the global markets for the main ingredients in fish feed: fish oil, fish meal, canola oil, soy bean protein and wheat. Increases in the prices of these raw materials will result in an increase in our fish feed costs. Our own feed operation sources feed raw materials in the global market and is therefore subject to the fluctuations in the global markets for feed raw materials. The demand for fish feed is primarily driven by fish farming operations, which in turn depends on the stocking and farmed fish production levels, so increases in farmed fish production levels can lead to feed shortages and increases in fish feed prices (as demand for fish feed would increase demand for its ingredients). We may not be able to pass on increased fish feed costs to our customers.

Global inventories, currency fluctuations and seawater temperatures all affect the supply of feed ingredients. Limitations on the availability of certain commodities that are key inputs in fish feed, in particular marine resources such as fish oil, could lead to global shortages of the necessary raw materials. Fish oil and fish meal are produced using wild caught fish such as anchovies. The extensive use of fish oil combined with a growing fish farming industry presents a sustainability challenge for the industry. Natural phenomena and global weather patterns, such as the recurring event El Niño in the Pacific Ocean, could result in a reduction in global access to raw materials for fish feed production. El Niño causes an increase in seawater temperatures in the South East Pacific, particularly along the coasts of Chile and Peru. As warmer oceans alter locations and types of fish stocks, fish catches of species suitable for fishmeal, such as anchovies, may decrease significantly. Other main ingredients such as canola oil, soy bean protein and wheat are subject to unpredictable price changes caused by supply and demand fluctuations, weather, size of harvest, transportation and storage cost, the state of the global and regional economy, geopolitical situation and the agricultural and other policies of governments throughout the world. As the cost of raw materials for fish feed increases so does the cost of feed itself. Because fish feed constitutes a significant percentage of our overall costs, an increase in the cost of fish feed directly increases our operating costs and could decrease our profit margins.

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

Production issues in our own feed operations could result in material additional costs to us.

We started producing our own fish feed in June 2014, and the plant is expected to supply up to 80% of our Norwegian fish feed requirements by 2016. As feed production is a new business for us, our ability to achieve the expected benefits of this new venture is subject to risks and uncertainties, including those arising from our lack of experience in operating a fish feed production facility. If our feed operations encounter production challenges, including among others, challenges related to contaminated fish feed, labor stoppages, disruptions in the supply chain and environmental and regulatory issues, we may be forced to find alternative suppliers in the market on short notice, incurring additional costs. A shortage in feed supply may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Reduction in the quality of our fish feed could have a material adverse effect on our production.

Fish feed is essential to our fish production as its quality affects the quality and volume of our harvests. Our feed conversion rate, which measures the number of kilograms of fish feed needed to increase a fish’s bodyweight by one kilogram, may increase due to lower quality of ingredients used in the fish feed, an unfavorable mix of ingredients used in the fish feed or other factors beyond our control, including fish biology. Although we actively work internally and with our fish feed suppliers to ensure that our fish feed is tailored to provide the highest fish growth at a low cost without sacrificing product quality, our efforts may not be successful. An increase in the feed conversion ratio and/or reduction in the fish growth rate may have a material adverse effect on our production.

Inferior or contaminated fish feed, or other reductions in the quality of our fish feed, could result in product liability or other serious adverse consequences for us.

Certain of the marine raw materials to our feed operations, such as fish oil, are relatively costly and can be difficult to source. If these marine raw materials, or non-marine ingredients, become too costly or unavailable, we might be obligated to make rapid changes to our fish feed formulations. This could affect the quality of the pellets and the performance of the feed that we provide to our salmon, which could harm our reputation, and increase the likelihood of product liability claims and product recalls. Changing our fish feed formulations may also increase the risk of contamination of our fish feed by harmful substances. In some cases, the contamination of our feed may result from factors outside our control, such as the negligent or fraudulent practices of one of our suppliers. Although we have implemented risk analysis and screening protocols to prevent the contamination of our feed by harmful substances, if contamination remained undetected, it could cause severe damage to the salmon, potentially causing health issues for the end-consumers, and result in our customers filing product liability claims against us. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

Our business consists primarily of raising and selling Atlantic salmon. Atlantic salmon accounted for 91.7% of our total revenues for the year ended December 31, 2014, and we expect this trend to continue for the foreseeable future. Accordingly, our business is heavily dependent on the market for Atlantic salmon. Consumer preferences often change rapidly and without warning, moving from one trend to another among many products. Shifts in consumer preferences away from Atlantic salmon would have a material adverse effect on our revenue.

We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, this could have a material adverse effect on our business.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. SEC rules implementing Section 404 of the Sarbanes-Oxley Act require that, beginning with this annual report on Form 20-F for the year ended December 31, 2014, we must include a report of management on our internal control over financial reporting in our annual report that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, this annual report is required to include an auditor’s report on our internal controls. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2014, and as discussed in Item 15 “Controls and Procedures”, we concluded there was a material weakness in the design and operating effectiveness of our internal control over financial reporting as defined in SEC rules implementing Section 404 of the Sarbanes-Oxley Act. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

We determined that, as of December 31, 2014, we did not maintain effective internal controls over accounting for income taxes. Specifically, we identified deficiencies with respect to the design and implementation of sufficient controls over the calculation of deferred tax. The deficiencies resulted in adjustments to the deferred tax provision and deferred tax liabilities as of December 31, 2014. Additionally, we identified deficiencies with respect to controls of revenues and controls over data and reports supporting manual controls. Specifically, we identified deficiencies with respect to insufficient transaction level controls and the precision of certain detect review controls for revenues. Further, we identified deficiencies with respect to insufficient design of controls over the completeness and accuracy of data and reports used to support manual controls. We have determined that these deficiencies in aggregate constitute a "material weakness" in our internal control over financial reporting.

We have already started working on remediating these deficiencies by agreeing to necessary remediating actions with each of our entities. These remediating actions include reassessing key financial reporting risks over the revenue and tax processes, providing further training and follow-up assistance to control operators and further developing and deploying tools and templates to ensure consistency and quality of control performance. As we continue to evaluate and work to improve our internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Although we plan to complete the remediation process in time to allow for sufficient management testing, at this time, we cannot estimate how long it will take. There can be no assurance that such remediating actions will effectively prevent material misstatements in our consolidated financial statements. The presence of ineffective controls or a material misstatement in our consolidated financial statements may have a material adverse effect on investor confidence.

We rely heavily on the services of key personnel.

We depend substantially on the leadership of a small number of executive officers and other key employees. The loss of the services of these persons could have a material adverse effect on our business. In addition, many regions where we operate are remote areas and the location of our production facilities makes it difficult to attract the necessary employee resources. Also, we may not be able to attract, retain and train the new management personnel we need to continue to develop our operations, or do so at the pace necessary to sustain our growth.

We are subject to risks associated with our international operations and our expansion into emerging markets, which may negatively affect our operations.

We have fish farming operations in six countries and secondary processing plants in Norway, Ireland, the United Kingdom, France, the United States, the Netherlands, Belgium, Poland, Germany, the Czech Republic, Chile, Japan, Taiwan, Vietnam, China and South Korea. In addition, in 2014, we sold our products in approximately 70 countries worldwide. We are subject to various risks and uncertainties relating to our international operations, including:

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

Continuing political instability in the Ukraine, sanctions against Russia, and Russia’s response to those sanctions, could materially adversely affect our business, results of operations and financial condition.

In March 2014, the Crimea region of the Ukraine was annexed by Russia. In response to this annexation and subsequent hostilities aimed at the Ukraine, the United States and the European Union imposed sanctions against Russia. In response, Russia announced its own trading sanctions against nations that implemented or supported the Russian sanctions, including the United States and some European Union nations. The Russian response, among others, included a ban on salmon imports from Norway, Ireland, Scotland and North America. In addition, the political instability in the region arising from the crisis in the Ukraine and sanctions, combined with low global oil prices, has resulted in a significant devaluation of the Russian Ruble.

As a result of the ban on import of salmon products from certain countries and the sudden reduction in Russian purchasing power due to the depreciation of the Russian Ruble, our sales of seafood to Russia decreased by 37.2% from NOK 909.8 million in the year ended December 31, 2013 to NOK 663.3 million in the year ended December 31, 2014. If the conflict in the region continues to escalate, and the United States, the European Union or Russia impose further sanctions or the Russian purchasing power continues to decrease due to the depreciation of the Russian Ruble, our revenues in Russia may continue to decline, which may have a material adverse effect on our business, financial condition, results of operations or cash flow.

We may be involved in legal disputes.

We may from time to time be involved in legal disputes. We could be involved in criminal or civil proceedings related to, among others, product liability, environmental, food safety, anti-competition regulations or anti-bribery regulations or other types of disputes which may have a material adverse effect on our business, financial condition, results of operations or cash flow. In particular, we are engaged in a legal dispute in Canada with a private citizen over transfer of smolt into one seawater site in which the citizen alleges that the smolt were carrying a disease agent. The final evidence was presented in June 2014 and the judge has up to one year to render a decision. We have only recognized our own legal fees for this case as we consider the probability of loosing the case as remote. We are further engaged in arbitration proceedings against a former director of Marine Harvest Chile and Salmones Sur Austral S.A. over certain contractual benefits and obligations. Salmones Sur Austral S.A. has countersued Marine Harvest for breach of contract and indemnification of damages, which were valued at USD 42 million. In June 2013, we lost the arbitration case and were ordered to pay USD 12.3 million as indemnification for breach of contract.  The judgment was appealed, but was upheld by the Supreme Court and is therefore final. The amount was recognized in the accounts in 2013. It has been deposited in the Chilean court's bank, but has not yet been paid. We may also be subject to legal disputes arising from breaches of government regulations. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

We depend on the availability of, and good relations with, our employees.

We had 11,715 employees as of December 31, 2014, approximately 25-30% of whom are covered by collective bargaining agreements. Our operations depend on the availability, retention and relative costs of labor and maintaining satisfactory relations with employees and the labor unions. Labor relations issues may arise from time to time. Failing to maintain satisfactory relations with our employees or with the labor unions may result in labor strikes, slowdowns, work stoppages or other labor disputes. The restructuring of our VAP Europe operations carried out in 2013 and 2014 resulted in a slowdown in production, as well as a strike at our French operations.

We depend on a small number of contractors for key industry supplies, such as fish feed and well boats.

We depend on major industry suppliers of well boats and fish feed. We rent most of our well boats that we use to transport our fish and, in some cases, harvest the fish. In addition, we purchase the majority of our fish feed requirements from third parties. There are a limited number of key suppliers of these items in our industry. Some of these suppliers may go out of business or discontinue production of the products we require for our operations. Failure to maintain good business relationships with these suppliers may lead to higher prices or an inability to acquire optimal products for our operation. If these suppliers go out of business, fail to deliver the agreed upon amount of products, stop doing business with us or materially increase their prices, it may have a material adverse effect on our business, financial condition, results of operations or cash flow.

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

We purchase seafood as an input in some of our secondary processing activities. In particular, we purchase cod, Alaska pollack, shrimp, plaice, redfish and pangasius (a type of catfish native to Asia) from third parties to be used in our secondary processing operations. We do not control the production process for the seafood we purchase and it may contain bacteria or other foreign elements that are harmful or prohibited under the laws of the countries in which we distribute our product. Failure to identify such foreign elements may result in increased government scrutiny, trade prohibitions, harm to our reputation, remediation costs and negative press.

In addition, we distribute the majority of our products through secondary processors and distributors with the majority of our product branding occurring further down the production chain. As such, we do not control the brand under which our products are sold and may be identified adversely with other companies’ products which do not meet our standards. Also, our customers may choose to purchase salmon from another provider without the end customer being made aware of the change in salmon providers. Accordingly, our reputation may be damaged and we may be unable to build brand loyalty.

Risks Related to Acquisitions and Expansions

We may not achieve the expected benefits from the acquisition of Acuinova or the contemplated merger with AquaChile.

In 2014, we entered into an agreement to purchase all of the assets of Acuinova, a Chilean salmon farming company, representing a capacity to produce approximately 40,000 tonnes of salmon gutted weight equivalent per year, including a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing plant. The expectation is that the acquisition will result in various benefits to us, including expansion of our farming and secondary processing capabilities into a, for us, new region. In January 2015, we announced our intention to merge our Chilean operations with the activities of Empresas AquaChile SA, or AquaChile. Upon completion of the merger, we will own 42.8% of the combined entity with an option to increase our shareholding to at least 55% after June 15, 2016. The new, merged entity will be AquaChile and it will be the second largest salmon farming company in the world, measured by volume, after Marine Harvest. The parties have agreed that the business combination will be executed in a way such as to maximize both companies' competitive advantages and expertise, in order to run sustainable salmon farming operations with a focus on enhancing complementary areas of competence and experience.

Some of the benefits of these transactions may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Also, any benefits may not outweigh the management and personnel resources which will need to be diverted from our operations to achieve those benefits. Whether we will actually realize anticipated benefits depends on future events and circumstances, some of which are beyond our control. Also, the potential synergies we currently anticipate may not be realized.

As a result of these transactions, we will also have increased exposure to Chile and the Chilean salmon industry. Future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the Chilean salmon industry. Any volatility in Chile, including volatility arising from an economic downturn, political or regulatory instability or another significant negative event, may have a material adverse effect on our business, results of operation and financial condition or cash flow.

Furthermore, upon completion of the merger, we will own less than a majority of AquaChile, and therefore, we cannot exercise complete control over AquaChile. The other shareholders of AquaChile may have economic, business or legal interests that are inconsistent with our own. From time to time, we may be unable to implement strategies or pursue projects due to our ownership interest in AquaChile. If we are unable to achieve the expected benefits of our acquisition of Acuinova or our merger with AquaChile, due to, among other things, our inability to achieve the expected benefits of the transactions, volatility in Chile or the Chilean salmon industry or our ownership interest in AquaChile, this may have a material adverse effect on our business, results of operation and financial condition.

If we are unable to effectively integrate the business and operations of Morpol and VAP Europe into Consumer Products, it could disrupt our operations and force us to incur unanticipated costs.

In June 2014, we announced the launch of the segment Consumer Products, which is the new combined Business Unit of Morpol and VAP Europe. Achieving the anticipated benefits from the combined entity depends in part on our ability to integrate the culture and operations of the two former entities in an effective and efficient manner. The process of integrating the operations is expected to take time and we may be unable to accomplish the integration smoothly or successfully. Our failure to do so may result in a significant diversion of management’s time from on-going business matters and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

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

We are subject to a variety of laws and regulations that govern our business both in Norway and internationally, including those relating to competition (antitrust). If we are found to have violated the competition laws in a jurisdiction, we may be fined, which could have a material adverse effect on our financial condition, results of operations and cash flows, as well as our reputation.

On July 23, 2014, we were advised that the European Commission had decided to impose a fine on us in the amount of EUR 20 million as a consequence of an alleged breach of the provisions of the European Merger Control Rules. We decided to appeal the European Commission decision and the appeal has been filed with the EU General Court. A provision in the amount of EUR 20 million has been made.

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

We have significant indebtedness outstanding including a EUR 555 million syndicated borrowing facility, EUR 725 million principal amount of convertible bonds (of which EUR 348 million of the EUR 350 million convertible bonds due 2018 was converted to shares through a voluntary incentive payment offer in March 2015) and NOK 1,250 million principal amount of unsecured bonds. We may need to refinance some or all of our indebtedness and may not be able to do so on attractive terms or at all. We may incur additional debt in the future, subject to limitations under our credit facilities and bond terms. The covenants in our credit facility require, among other things, that our equity ratio must be above 35% at all times.

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

For further information about our financing arrangements, see note 11 to our financial statements included in this annual report.

Fluctuations in value of our derivatives used to hedge our exposure to salmon prices may adversely impact our operating results.

Our business is exposed to fluctuating salmon prices, and we use derivative financial instruments to reduce such exposure. We hold certain positions in salmon derivatives that do not qualify as hedges for financial reporting purposes. These positions are marked to fair value and realized and unrealized gains and losses are reported in profit. In addition, although these contracts reduce our exposure to changes in prices for commodity products, the use of such instruments may ultimately limit our ability to benefit from a favorable trend in salmon prices. We also hedge our exposure to salmon prices through short to medium contracts for physical delivery of salmon. Such contracts can adversely affect our profitability when spot prices are increasing.

Fluctuations in value of our currency exchange rates may adversely impact our operating results.

We are also exposed to changes in currency exchange rates as a part of our business operations. Our reporting currency is NOK, our financing currencies are EUR, USD, NOK and GBP, and our revenues are primarily denominated in EUR, USD, GBP and JPY. Our main currency exposure is accordingly to EUR, USD, GBP and JPY. Although we seek to hedge our exposure to fluctuations in these currencies, such hedging arrangements may not be effective. Failure to adequately hedge our exposure may have a material adverse effect on our business, financial condition, results of operations or cash flow.

We are subject to fluctuations in interest rates due to the prevalence of floating interest rates in our debt.

With the exception of the EUR 725 million principal amount convertible bonds, we are generally financed using floating interest rates. Our hedges (interest rate swaps) against interest rate fluctuations in our main financing currencies (EUR, USD and GBP) related to our interest-bearing debt, may be ineffective in protecting us from the effects of interest rate increases.

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

We are a foreign private issuer, as defined by the Securities and Exchange Commission, or the SEC, for purposes of the Securities Exchange Act of 1934, or the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from some of the corporate governance requirements of the New York Stock Exchange, or the NYSE. We are permitted to follow the practice of companies incorporated in Norway and listed on the Oslo Stock Exchange, or OSE, in lieu of the provisions of the NYSE’s corporate governance rules, except that:

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

If our existing significant shareholder who as of March 31, 2015 controlled over 26.5% of Marine Harvest, sells, or indicates an intention to sell, substantial amounts of our ADSs or ordinary shares in the market the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sale of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs.

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

The Norwegian equity market is smaller and less liquid than the major U.S. and some other EU securities markets. The OSE is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2014, the aggregate market capitalization of the OSE was equivalent to approximately NOK 1,957 billion (approximately USD 262 billion). In contrast, as of December 31, 2014, the aggregate market capitalization of the NYSE was approximately USD 20,208 billion. The relative volatility and illiquidity of the Norwegian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire (or at all) and, as a result, could adversely impact the market price of these securities.

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

We have operations in 23 countries around the world, and any of these countries could modify its tax laws in ways that would adversely affect us. Most of our operations are subject to changes in tax regimes in a similar manner as other companies in our industry. Significant changes in the tax regimes of countries in which we operate may have a material adverse effect on our liquidity and results of operation.

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

For further information on important events in the company's business, see “B. Business Overview—Overview.” For further information on the company's principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

B. Business Overview

In this annual report, we use live weight equivalent, or LWE, which measures the weight of the fish swimming in the sea, and gutted weight equivalent, or GWE (also referred to as head on, gutted or HOG), which measures the weight of the fish head on, gutted.

Overview

We are the world's largest producer of farmed salmon, both by volume and revenue, offering fresh salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. We engage in three principal types of production activities:

•	salmon feed production in Norway;

•	fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands; and

•
secondary processing of seafood in Norway, Chile, Ireland, the United States, the United Kingdom, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, Taiwan, China and South Korea.

We opened our own feed factory in June 2014 to facilitate our control of the value chain, adapt our feed rapidly and assist in ensuring quality throughout the process. We use fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil as the raw materials for our salmon feed. We produce salmon feed only in Norway, and our entire output is for internal use. During the six months our feed plant was in operation in 2014, we produced 128,807 tonnes of feed, or approximately 35% of the full year needs in the Norwegian farming operations, based on 2014 production. Through the gradual in-sourcing of feed, we expect to obtain lower feed costs as well as improved growth, feed conversion rates and end-product quality.

Our fish farming operations cover the salmon’s entire lifecycle, from egg to harvestable size. We also have facilities for harvesting and primary processing the fish. Our strategy is to produce our own eggs to secure the selection of the best genetic properties. We keep our own broodstock and invest significant efforts and resources to improve the performance, disease resistance, quality and welfare of the fish. Juvenile fish (smolt) are transferred to the sea once they have reached approximately 100 grams in weight. The fish are then nurtured in the sea for a period of 15-22 months depending on the size of the smolt stocked, the temperature of the seawater, our farming practices and the biological situation. At harvestable weight, approximately 5 to 6 kilograms live weight equivalent, or LWE, the salmon undergoes primary processing into gutted weight equivalent, or GWE, which is the main commodity sold to the markets and used in most reference prices. Our customers are retailers, secondary processors, including our own operations, and distributors.

Our secondary processing operations turn the gutted fish into products such as fillets, steaks and other portions of fish - smoked, fresh and frozen. We operate 22 secondary processing facilities, with the largest facilities located in Ustka, Poland; Bruges, Belgium; and Boulogne and Landivisiau, France. Secondary processing activities include further preparation to create ready-to-heat or ready-to-eat products and packaging the products. Purchasers of secondary processed salmon include retailers, such as grocery stores, food service providers such as hotels and other service and catering entities, as well as industry customers including meal and salad producers.

In 2014, 62% of our sold volume derived from Norway, 16% from Chile, 12% from Scotland, 6% from Canada, and the remaining 4% from the Faroe Islands and Ireland.

In 2012, we began transforming ourselves from a production-driven fish farming company into an integrated marine protein provider, expanding into fish feed and broadening our secondary processing operations. To this end, in 2012, we broke ground on a fish feed plant in Norway. The feed plant started commercial production in July 2014 and the plant is expected to supply up to 80% of our Norwegian fish feed requirements by 2016. Also, in 2012 and 2013, we acquired Morpol, a world leading secondary processor of salmon with processing facilities in Poland, United Kingdom and Vietnam. In 2014, we also acquired assets in Chile representing a capacity to produce approximately 40,000 tonnes of salmon gutted weight equivalent per year, including a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing plant, in our effort to contribute to the consolidation of the Chilean salmon farming industry.

We harvested 418,873 tonnes and 343,772 tonnes of salmon gutted weight in the years ended December 31, 2014 and 2013, respectively. Our EBIT was NOK 3,633.4 million and NOK 4,661.8 million for the years ended December 31, 2014 and 2013, respectively. Our Operational EBIT was NOK 4,254.0 million and NOK 3,212.4 million for the years ended December 31, 2014 and 2013, respectively. Our ROCE was 20.2% and 18.5% for the years ended December 31, 2014 and 2013, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and ROCE and for a reconciliation of Group Operational EBIT to Group EBIT.

 Corporate Foundation

Our foundation is based upon the belief that by cultivating the ocean, we can produce healthy, nutritious and affordable food for the wider society. Our planet is 70% water, yet the U.S. Food and Agricultural Organization, or FAO, estimates that only approximately 2% of the world’s food supply (including farmed and wild-caught fish) comes from the ocean. We believe that global consumption of farmed seafood will increase in the future, both in terms of overall volumes and as a percentage of global food supply, for the following reasons:

•
Global population growth: The global population is expected to grow from over 7.2 billion in 2014 to over nine billion by 2050, resulting in an increased global demand for food, including proteins. According to the FAO, an additional 47.5 million tonnes of aquatic food will be required by 2050.

•	Increasing per capita income in emerging markets: As populations in emerging markets become wealthier, their disposable income and consumption of proteins are expected to increase.

•
Health benefits of seafood: A diet that includes fish twice a week helps combat obesity, and forms part of a healthy lifestyle, according to dietary guidelines prepared by the U.S. Department of Agriculture and the U.S. Department of Health and Human Services.

•
Carbon efficiency of aquaculture: We believe that aquaculture can provide healthy proteins in a carbon-efficient way. On the basis of the feed conversion rate, which measures the number of kilograms of feed needed to increase an animal’s body weight by 1 kilogram, and edible yield, which measures the percentage of the animal that can be consumed, Atlantic salmon provides a more carbon-efficient source of protein than beef, pork and chicken.

•
Wild fish supply with limited growth potential: The wild fish supply is not expected to meet the increased demand for fish driven by global population growth. According to FAO, the wild fish harvest has been relatively stable since the late 1980s. However, as the global population has increased, the wild fish catch has dropped from 17 kilograms per person at its peak in 1988 to 13 kilograms in 2012, a 37-year low (in each case including fish not used for human consumption). In contrast, the output from fish farming has soared from 4.2 kilograms per person per year in the mid-1990s (24 million tonnes) to 9.5 kilograms per person (67 million tonnes) in 2012.

Based on the above, we believe that fish farming is the smart way of securing access to fish proteins at an affordable price for the world’s growing population.

Our Guiding Principles

Our four guiding principles underpin our vision. These principles guide our behavior in a balanced way. Growth must be sustainable from an environmental, social and financial perspective. We need good financial results to drive the sustainable development of our operations. This interdependency is the foundation for our four equally important guiding principles - “Profit”, “Planet”, “Product” and “People”. Balancing the four principles is a prerequisite for Leading the Blue Revolution.

•
Profit: Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in an environmentally sustainable way that maintains the aquatic environment and respects the needs of the wider society.

•
Planet: Our operations and our long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

•	Product: We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

•	People: Employee safety and employees' self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities.

Our Strategy

Aquaculture is changing the seafood industry. To lead the Blue Revolution, we must devise new solutions and continuously challenge our existing ways. Our ambition is to be a leading, integrated provider of proteins from the ocean. We aim to be the leader in three key areas - salmon feed, salmon farming and in meeting the needs of the market. By integrating the entire value chain, we can control our products from feed to fork and be more proactive in addressing challenges related to sustainable feed, farming and value added processing. To this end, we will work to:

•	Supply innovative quality products

•	Secure long-term success by safeguarding our natural capital

•	Engage with stakeholders in partnerships for improved understanding and development

•	Continue to integrate upstream and downstream

Supply innovative quality Products

In 2014, we continued to strengthen our product innovation and branding efforts, introducing new brands to the market while further developing existing brands. During the Boston Seafood Show, we launched Rebel Fish, a brand that is “breaking the rules” with regards to fish products in the form of ease of preparation and look, and by way of communication. The introduction of the Mowi brand in Japan is another example of a launch of a differentiated product. Mowi salmon offers some functional benefits related to color, firmness and size. However to make it more unique, it also includes emotional benefits related to Mowi being our unique salmon strain, originating from the fierce Vosso river in Norway. For further information about our product development efforts, please refer to the section entitled "Product - Marketing and Distribution".

In order to cater to customers and consumers’ increased interest in salmon products, we also work to continuously strengthen our customer relationships and strive to achieve seafood category leadership with all our retail customers.

Secure long-term success by safeguarding our natural capital

Sustainable production is a prerequisite for long-term value creation in salmon farming. We believe our commitment to the Aquaculture Stewardship Council, or ASC, Salmon Standard and our commitment to the Global Salmon Initiative, or GSI, are important initiatives for bringing about change in the industry, and for securing sustainable growth.

We will continue to focus on achieving our target of zero-escapes. Improving our training programs and sharing knowledge after every escape incident will help to minimize the potential for human error. Innovations in net materials and designs will also help to make our production systems more resilient against severe weather conditions.

We focus on reducing our carbon footprint by optimizing our energy use throughout our value chain. Climate change poses a potential challenge to our industry. Fish farming is dependent on thriving aquatic ecosystems, which are particularly vulnerable to the effects of a warming planet. Rising ocean temperatures and ocean acidification are the two main threats our business may face due to climate change. As climate change could potentially have a detrimental effect on our industry, it is important that we do our part to help reduce greenhouse gases in the atmosphere, both by providing a more climate friendly protein alternative and by reducing our own emissions. A good example of steps we have taken to reduce our emissions is the use of new technologies in our new feed plant, including the use of Liquefied Natural Gas, or LNG, both in vessels and at the plant.

Engage with stakeholders in partnerships for improved understanding and development

We believe the farming of safe, healthy and sustainably produced fish is our way forward. For this reason we actively engage in partnerships with key stakeholder groups to exchange ideas and improve our performance. These include the GSI for greater industry cooperation and continuous progress on industry sustainability challenges, and our commitment to have 100% of our farms meet the ASC standard by 2020.

We actively seek to develop our cooperation with the World Wide Fund for Nature (WWF) Norway, or WWF Norway, and other organizations in order to improve fact-based understanding of the aquaculture industry. We believe this approach is appreciated by the organizations we work with.

We are committed to cooperating fully with the communities in which we operate, appreciating that these communities may be as dependent on us as we are on them.

Upstream and downstream integration to deliver Profit, improve the quality of our Product, lower the impact on our Planet and ensure development of our People

We refer to activities which occur after farming (i.e., secondary processing) as downstream operations and activities occurring prior to farming (i.e., feed production) as upstream operations. Our integrated production helps us stabilize costs, control the quality of our products and improve efficiency. During 2014, capital was re-invested to support the development of our three pillars: Feed, Farming and Sales and Marketing.

Upstream: In June 2014, trial production started at our new feed plant in Norway, with commercial production commencing in July. Total production in 2014 was more than 120,000 tonnes. The capacity of the plant has been expanded from 220,000 tonnes per year to 275,000 tonnes per year. We have started looking for land to build additional feed capacity in other regions of the world to further strengthen our integrated operations.

Farming: We have said for some time that we may pursue selective mergers or acquisitions in Norway and Chile to increase our share of global salmon production, and in January 2015 we announced our intention to merge our Chilean operations with the activities of AquaChile. Upon completion of the merger, we will own 42.8% of the combined entity with an option to increase our shareholding to at least 55% after June 15, 2016. The new, merged entity will be the second largest salmon farming company in the world, measured by volume, after Marine Harvest.

Downstream: In June 2014, we announced the launch of Consumer Products - which is the new combined Business Unit of Morpol and VAP Europe. Through integration, we aim to be better able to meet consumers' needs for seafood, and offer a dedicated, single point of contact to serve them.

 Operational Strengths

Our leading market position allows us to benefit from economies of scale and our geographic diversity reduces our exposure to regional trends

We are the largest producer of farmed salmon and, with the acquisition of Morpol, the largest salmon processor in the world. In the year ended December 31, 2014, we harvested 418,873 tonnes of salmon gutted weight, compared with 343,772 tonnes in 2013.
Our size and scale allow us to benefit from economies of scale in farming and processing of fish, as well as to leverage expertise and production methods across our operations, which make us an economically efficient producer of premium quality Atlantic salmon and secondary processed seafood. Our entry into salmon feed production contributes further to increased efficiency and traceability. In addition, our size and scale reduce our exposure to regional trends in salmon prices, disease cycles and other issues with salmon farming that tend to be manifested at a regional rather than a global level.
We expect demand for farmed fish, in particular farmed Atlantic salmon, to increase in the coming years and we are well positioned to benefit from an increase in demand
We believe that demand for protein, and fish protein in particular, will increase in the future due to an increasing global population and an increasing per capita income in emerging markets. We believe that the health benefits of eating salmon and the carbon efficiency of salmon farming (more efficient feed conversion rate and edible yield compared to other protein sources such as pork and chicken) will result in an increase in demand for farmed salmon. The feed conversion rate measures the number of kilograms of feed needed to increase an animal's bodyweight by one kilogram. For farmed salmon, the rate is approximately 1.2 kilograms of feed per one kilogram of bodyweight, which is below other animals such as pork and chicken, which have feed conversion rates of three and two kilograms, respectively. Edible yield measures the percentage of an animal that can be consumed by humans. Once harvested, the yield out of one kilogram of salmon is 68% of edible meat. This is significantly higher than pork and chicken which have an edible yield of 52% and 46%, respectively. Because wild catch harvest has remained constant in recent decades, as it has reached the natural capacity of the ocean for sustainable harvest, farmed fish production will need to increase to meet this anticipated increase in demand. As the world's largest producer of farmed salmon, both by volume and revenue, we believe that we are well-positioned to benefit from increases in demand in future years.
We have established fish farming and processing facilities in a number of countries across four continents
We have fish farming operations and primary and secondary processing activities across four continents, enabling us to farm, harvest and process fish closer to our customers, limiting the time required to bring our product to market and expanding our potential customer base.
Our vertically integrated business model reduces our exposure to input cost fluctuations and gives us greater control over our operations
We believe that there are significant benefits associated with being an integrated producer of salmon, from fish feed production and salmon farming to secondary processing of the fish. These benefits include the following:

·	our farming operations ensure a consistent supply of high-quality salmon as input for our secondary processing operations and reduces our exposure to the volatility in prices of farmed salmon.

·	with the importance of food safety to the consumer, our vertically integrated platform will provide increased traceability from feed to consumption of the salmon product.

·
controlling the full spectrum of the fish farming process from feed to fork will allow us to meet varying customer specifications. For example, many of our customers demand differentiated products, and with control over the entire production processes, we will be well-positioned to meet that demand.

·	by producing our own fish feed, we are better able to control the quality of the feed and tailor the feed to our fish.
Our research and development promotes fish health and welfare, environmental safety and product quality and food safety.
We believe that our emphasis on research and development, nutrition, health and quality assurance has made us a technological leader in the industry. Some of our accomplishments include the identification of the major gene controlling Infectious Pancreatic Necrosis resistance in the Mowi strain broodstock and farming our own cleaner fish used to combat sea lice. Research and development activities within the operating segments are supervised by our Global Research and Development and Technical Department. Our research and development activities are conducted by experienced technical personnel within our operating segments and our activities include research in the areas of biometrics, fish feed and nutrition, fish health and welfare, food safety and product quality, technology and the environment as well as breeding and genetics.
Our research and development efforts help us solve operational challenges faced by our feed, farming and processing operations. We view research and development as crucial for further development and strengthening of the relatively young salmon farming industry. Our technical staff is involved in government and industry-led research projects and programs, and we believe this reflects the strength of our research and development staff. In addition to collaboration with and outsourcing of research and development activities to external research institutions, we own and operate four research facilities in Norway, Scotland and Chile.
Our experienced management team and technicians maintain institutional knowledge and increase efficiency
Our management team consists of highly experienced professionals in the seafood industry, with backgrounds across all disciplines of seafood cultivation and processing and significant experience in managing a vertically integrated platform.
Our chairman, Ole-Eirik Lerøy, and CEO, Alf-Helge Aarskog, aspire to be pro-active in their management of our business by identifying opportunities in the markets we serve. We continue to look and position ourselves for future growth.

We also have a large network of highly trained, knowledgeable technicians who manage our farms and processing facilities. We believe that such institutional knowledge and human resource capital enable us to operate our farms and processing facilities more efficiently.
Product—How We Create Tasty and Healthy Seafood

We produce our own fish feed, farm Atlantic salmon and engage in primary and secondary processing of salmon and other seafood. Our main product is Atlantic salmon, with salmon sales accounting for 91.7% and 91.0% of the total revenue for the years ended December 31, 2014 and 2013, respectively. Our non-salmon products include cod, Alaska pollack, shrimp, plaice, redfish and pangasius.

Fish feed production

Our salmon feed production entails using feed raw materials, including fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil, to produce salmon feed. We only have salmon feed production in Norway, and our entire production is for internal use. Our first feed plant began operations in the second quarter of 2014.

Salmon Farming Operations

We farm our salmon in Norway, Chile, Scotland, Canada, the Faroe Islands and Ireland.

Salmon farming entails transforming salmon eggs to smolt to a full-grown salmon of typically four to five kilograms. The salmon production cycle has five linked phases: freshwater, seawater, harvesting, processing and distribution. Salmon farming follows the same cycle as takes place naturally for wild salmon. The overall life cycle of salmon typically takes between 24 and 36 months, starting in freshwater and involving several stages in freshwater before the young salmon, or smolt, is ready for the sea.

The freshwater phase occurs in hatcheries/land based smolt units (tanks on land) or in freshwater lakes. Initially, broodfish, which are salmon selected for breeding purpose, are stripped for eggs. The eggs are then fertilized under controlled conditions, or spawned, and transferred to hatching trays. Once the eggs hatch into alevins, they grow in the hatching trays until they become fry and are ready to be moved into freshwater tanks on land (outdoor or indoor) or to cages in freshwater lakes. The fry grows until it becomes smolt, a stage at which the fish is normally between 60 and 120 grams and is ready to transition into the seawater phase, a process called smoltification.

In the seawater phase smolt are transferred to seawater in large tanks on trucks and in boats known as well boats. During the journey, the salinity of the water is gradually increased to approach the natural salinity of seawater. The smolt are then transferred to net pens in seawater. The seawater phase lasts until salmon reaches a harvest weight of typically four to five kilograms gutted weight over a period of 15 to 22 months. The grow-out facilities used for fish at sea are circular or square pens (either steel or plastic), equipped with a series of floating docks, walkways, moorings, nets, cameras, feed barges and boats. The pens are anchored to the seabed.

Our ambition is to apply best production practices across geographies to optimize production in a sustainable way. Managing all of our farming activities in one Business Area facilitates the transfer of knowledge and best practices within the Group. Close cooperation with our Research and Development and Technical Department contributes to improvements in fish health, feeding efficiency and use of medicines. Each geographic operation is fully integrated, with operating units in each country where we farm salmon having full control of the value chain from smolt production and farming, via processing to packaging activities.

When salmon reaches market weight, it is harvested. The fish may be gutted at the site at the time of harvesting or at a central point prior to preparing the fish for sale. Fish not yet gutted are transferred to primary processing plants. Fish gutted on site are transported to our processing facilities for packaging or processing.

In 2014, 62% of our sold volume derived from Norway, 16% from Chile, 12% from Scotland, 6% from Canada, and the remaining 4% from the Faroe Islands and Ireland. The following chart shows harvest volume of salmon in tonnes gutted weight in 2014, 2013 and 2012 by region of origin:

	Year ended December 31,
	2014	2013	2012
	(in tonnes GWE)
Region of Origin
Norway	258,021	222,494	255,306
Scotland	48,858	48,389	40,261
Canada	26,697	33,059	40,217
Chile	67,504	28,281	40,222
Ireland	6,260	5,883	9,407
Faroe Islands	11,532	5,665	6,893
Total harvested volume of salmon	418,873	343,772	392,306

The following graphic shows our global farming operations including harvest volume in 2014 as our feed, processing and market operations :

CANADA
26 697 tonnes GWE salmon harvested
FAROE ISLANDS
11 532 tonnes GWE salmon harvested
NORWAY
258 021 tonnes GWE salmon harvested
128 807 tonnes feed produced
VAP EUROPE
59 867 tonnes end product weight sold
MORPOL
49 215 tonnes end product weight sold
MARKETS AMERICAS
CHILE
67 504 tonnes GWE salmon harvested
IRELAND
6 260 tonnes GWE salmon harvested
SCOTLAND
48 858 tonnes GWE salmon harvested
MARKETS EUROPE
MARKETS ASIA

Processing

Seafood processing is divided between primary and secondary processing.

Primary processing entails slaughtering and gutting of the fish. The salmon we harvest is processed by our own primary processing facilities, except for the Faroe Islands where the primary processing is done by third parties. In addition, we primary process some salmon that is farmed or harvested by other companies. The majority of our primary processed salmon is sold to third parties, while the remainder goes to our secondary processing facilities. We also purchase from third parties gutted salmon and other seafood for secondary processing by us. In our processing plants, we operate with high levels of quality and hygiene, meeting rigorous specifications of relevant authorities and leading retailers around the world.

Our secondary processing operations entail using the gutted fish to prepare products such as fillets, steaks, and other portions of fish - smoked, fresh and frozen - for retail and food service. Secondary processing activities include packaging the products and further preparation to create ready-to-eat and ready-to-heat products. Our secondary processing activities take place in our own processing facilities in Norway, France, Germany, the United Kingdom, the Czech Republic, Poland, Ireland the Netherlands, Belgium, Chile, the United States, Japan, Taiwan, China, Vietnam and South Korea. Some of the secondary processing takes place in our primary processing facilities. The main products produced by our secondary processing facilities are fillets, steaks, portions and loins of salmon and white fish, coated seafood, smoked seafood and elaborated seafood. We offer a wide range of value added products of approximately 60 different seafood species; the main species used in our secondary processing operations are Atlantic salmon, cod, pangasius, saithe, Alaska pollack, redfish, plaice, haddock and shrimp. Atlantic salmon comprised the large majority of the inputs used by our secondary processing facilities in 2014 and most of it was produced in our farming operations. Other input used in secondary processing are purchased from third parties.

The following table shows our processing facilities by location and 2014 production, broken down between primary processing and secondary processing facilities:

Country	Harvest Volume 2014	Secondary Processing Production 2014(1)	Harvest Volume 2013	Secondary Processing Production 2013(1)	Harvest Volume 2012	Secondary Processing Production 2012(1)
	(in tonnes GWE)	(in tonnes)	(in tonnes GWE)	(in tonnes)	(in tonnes GWE)	(in tonnes)
Norway	258,021	40,870	222,494	39,800	255,306	—
Scotland	48,858	3,494	48,389	—	40,261	—
Ireland	6,260	827	5,883	900	9,407	1,000
Chile	26,697	30,628	33,059	13,000	40,217	19,300
Canada	67,504	—	28,281	—	40,222	2,000
Faroe Islands	11,532	—	5,665	—	6,893	—
France	—	20,517	—	22,700	—	25,400
Netherlands	—	9,206	—	7,900	—	7,500
Belgium	—	9,623	—	11,700	—	12,700
Poland	—	59,961	—	8,300	—	7,600
Japan	—	3,834	—	2,646	—	2,100
United States of America	—	13,871	—	8,800	—	14,000
Vietnam	—	3,863	—	—	—	—
Czech Republic	—	2,360	—	1,820	—	2,000
Taiwan	—	808	—	36	—	—
South Korea	—	364	—	76	—	—
China	—	113	—	119	—	—
Total	418,873	200,339	343,772	117,797	392,306	93,600

(1)
In Norway, the secondary processing performed is limited to producing fillets, both for sales to end customers and as raw material for internal and external industrial processors. Approximately 50% of the fillet volume produced in Norway in 2014 was sold to VAP Europe for further processing, and as such this volume is counted twice in the above table. Similarly, the volume processed in the USA includes our Chilean fillet volume further processed in the USA. The volumes processed in Germany are included in the Polish volumes in the table above.

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

In 2014, we opened the first section of our secondary processing facilities in Rosyth, Scotland. The plant will produce fresh fillets and smoked salmon for the UK and export markets. The plant has generated substantial interest from potential customers. Focus in 2015 will be on certifying and filling the plant.

In 2013, after sustaining losses over time, we began restructuring our VAP Europe segment as part of our effort to become more cost efficient. The plan included reducing the number of processing sites in Europe from 13 to eight, affecting sites in France, Belgium, the Netherlands and Poland. We completed the restructuring of the VAP Europe operations in 2014.

Product Offering

The following are the main categories of the products that we sell:

•	Primary Processed Fish

•	Whole salmon, fresh or frozen: our own farmed salmon; the fish is gutted, head on and sold boxed on ice.

•	Secondary Processed Fish

•
Processed salmon, fresh or frozen: our own farmed salmon (as well as a limited amount of salmon produced by third parties) that has gone through secondary processing; and includes salmon fillets, steaks, portions, loins and elaborated salmon products. Elaborated salmon products include salmon tartar, stuffed salmon, terrines and brochettes as well as ready-to-heat and ready-to-eat meals such as salmon roast and salmon in different sauces.

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

The following chart shows our sales by product as percentages of our overall sales by value in 2014:

For comparable figures for 2013 and 2012, see “Item 5. Operating and Financial Review and Prospects.”

Marketing and Distribution

Our customers of primary processed salmon include our own secondary processing operations as well as third parties. We sell salmon and other seafood directly to retailers, hotels and restaurants as well as to third party processors and distributors in approximately 70 countries worldwide. Some of our sales occur pursuant to contracts, which generally have a duration of three to twelve months, and in the past have covered between 20% and 50% of our global harvest volume for the upcoming quarter. Our goal is that our contract coverage ratio should remain between 20% and 50%. Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than spot prices.

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

The following chart shows our sales of salmon by geographic region by value in 2014:

For further description and comparable figures for 2013 and 2012, see “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Revenue—Prices.”

Although our products generally are sold under private label, we increased our branding efforts in 2014. We have operations in 23 countries, and sell directly to approximately 70 countries around the world. We can use the competitive advantage afforded by our fully integrated value chain, and competence from egg to finished products, to create unique products that deliver value for the consumer and our customers. Our most recent branding and product innovation efforts include:

Mowi project

In launching the Mowi brand in Japan, we identified the consumer needs and learned how they perceive salmon. Based on these findings, we made a product that targeted the expectations of Japanese consumers for a premium product.

Rebel Fish

In 2014, we launched Rebel Fish, a brand that is pushing the boundaries in its ease of preparation, in the US. The slogan for Rebel Fish is “from fresh to finished in 90 sec”.

In 2014, Rebel Fish was ranked as the second best seafood product launched during the year by Seafood International. Rebel Fish received high marks for its packaging, convenience and uniqueness.

Supreme Salmon

In 2013, we launched Supreme Salmon in Taiwan. Supreme Salmon is a retail brand for fresh salmon with its own Supreme Salmon flagship restaurant. In 2014, we opened another restaurant in a food court in Taipei.

Harbour Infusions

In 2013, we acquired Morpol, the biggest salmon processor in the world. In 2014, Morpol was merged with the former VAP Europe to form Consumer Products. The ambition of the new Business Unit is to become the seafood category leader, focusing on quality, innovation, brand building and excellence in consumer service.

An example of our product development efforts derived from Consumer Products is Harbour Infusions: a piece of salmon that is ready to serve after only three minutes in the microwave. In the third quarter of 2014, with no significant marketing support and limited distribution, Harbour Infusions became the biggest selling salmon portion-based meal in the UK by revenue.

Distribution

We distribute the majority of our product through secondary processors and distributors. Although we increased our branding efforts in 2014, the secondary processed products produced by our Consumer Products segment, which is the new combined Business Unit of Morpol and VAP Europe, is mainly private label products, branded by our customers, or first price products. We distribute our products to customers, by a combination of road, rail, ship and air freight. Our priority is to maintain the freshness and quality of our products by ensuring effective packaging and an unbroken cold chain. We generally rely on third party distributors for our logistics.

Aquinova Acquisition

On September 15, 2014, we entered into an agreement to purchase all of the assets of Acuinova, a Chilean salmon farming company. On December 23, 2014, we completed the acquisition and the agreed purchase price was USD 102.2 million, or NOK 757.8 million, excluding licenses with an assumed value of USD 23.0 million, or NOK 170.2 million, for which authorization is pending from the authorities. The acquisition has been accounted for as a business combination. The acquisition date was December 23, 2014, and Acuinova has been consolidated into the Group as of that date. As of the acquisition date, we can exercise rights over the assets, except for certain licenses as noted above. The assets represent a capacity to produce approximately 40,000 tonnes of salmon gutted weight per year. The asset purchase includes a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility. The biomass included in the deal is expected to generate a harvest volume of about 15,000 tonnes gutted weight in 2015. The purchase of Acuinova is in line with our strategy of forming a world-leading integrated protein group and we believe the acquisition will further strengthen our effort to contribute to the consolidation of the Chilean salmon farming industry.

Seasonality

Historically, sales of salmon have been higher in the fourth quarter driven by the December holiday season. In addition, fish grow fastest in the third quarter of each year in the northern hemisphere due to ideal seawater temperatures, but this growth does not affect our harvest.

Quality and Control

Our products must conform to the legal standards, our technical quality specifications as well as the specifications we have agreed to with our customers. Technical quality specifications and quality grading cover parameters such as nutrient content (e.g., omega-3 content), visual appearance, size grades, trim, the content of fat and pigment and the specifications for packaging conditions and packaging material. These specifications also cover microbiological quality criteria, which determine the shelf life of fresh products as well as ensuring food safety.

Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish is normally priced based on standard rates of deduction compared to a superior quality fish. For fish classified as ordinary, the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as production grade, the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight depending on the reason for downgrading. In other countries, the price deductions related to quality are not as standardized, but the same general principles apply.

 The following chart describes our certifications by Business Unit and activity in 2014 Some of the plants and sites within each Business Unit may not adhere fully or at all to all the described standards.

Business Unit	Activity	Certification
Ireland	Broodstock and juveniles	ISO 9001, ISO 14001, OHSAS 18001, GlobalGAP, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Freedom Food, Irish Certified Quality Salmon Organic
	On-growing	ISO 9001, ISO 14001, OHSAS 18001, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic
	Primary processing	ISO 9001, ISO 14001, OHSAS 18001, BRC, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic
Chile	Broodstock and juveniles	SalmonGAP/GlobalGAP
	On-growing	SalmonGAP/GlobalGAP
	Primary processing	BRC (third party)
Norway	Broodstock and juveniles	ISO 9001, ISO14001, GlobalGAP
	On-growing	ISO 9001, ISO 14001, GlobalGAP
	Primary processing	FSSC 22000, ISO 9001, ISO 14001, GlobalGAP, ASC CoC
Canada	Broodstock and juveniles	ISO 14001
	On-growing	ISO 14001, GAA BAP
	Primary processing	GAA BAP
Scotland	Juveniles	Label Rouge, Global-GAP, ISO 9001, ISO14001, COGP, Freedom Food, Royal Warrant Holders
	On-growing	Label Rouge, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, Freedom Food, Royal Warrant Holders
	Primary processing	Label Rouge, BRC, ASC CoC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, Freedom Food, Royal Warrant Holders
The Faroe Islands	Broodstock and juveniles	GlobalGAP
	On-growing	GlobalGAP
	Primary processing	GlobalGAP
Processing (VAP Europe and Morpol)	Secondary processing	IFS, BRC, BIO, GlobalGAP, ISO 22000, ASC (salmon, tilapia, pangasius), Icelandic responsible fisheries (IRF), Kosher, Freedom Food, Label Rouge
Americas	Secondary processing	SQF level 3, SQF level 2
Asia	Secondary processing	SQF level 3, ISO 22000

Planet—Sustainable and Environmentally Responsible Development

Quality fish feed, fish health and research and development are essential to the performance of our fish and the quality of our end product.

Fish Feed

Fish feed accounted for approximately half of our “cost in box” of harvested fish in 2014. We currently source most of our fish feed from third party suppliers, but started our own feed production facility in Norway in July 2014, and the plant is expected to supply up to 80% of our Norwegian feed requirements by 2016. The remaining needs will be sourced from external suppliers, providing the ability to benchmark our own operations with the rest of the industry.

Over the past decade, the fish feed industry has consolidated. Today, the three largest feed producers control a large majority of the output. The three largest fish feed producers are BioMar, EWOS, and Skretting, which operate globally. Additionally, there are some smaller local producers which are only present in their regional markets.

Our third party supply of fish feed comes from a limited number of feed suppliers, primarily Skretting and BioMar. Our arrangements with third party fish feed suppliers generally provide that we acquire the fish feed at prices tied to the market prices for raw materials used in producing the feed, such as fish meal, fish oil, vegetable oils and vegetable meals. The arrangements are subject to a minimum fee per kilogram of fish feed, structured to cover the suppliers’ operational costs and margins. Our arrangements generally do not contain minimum or maximum fish feed purchase quantities.

We are continuously working internally and with our fish feed suppliers to alter feed recipes, based on the relative prices of raw materials, to secure the lowest possible cost. We are committed to feeding our salmon high quality raw materials that will result in optimal health and welfare and minimum environmental impacts.

Feeding farmed salmon with sustainably sourced fish feed is good resource management and it reduces our dependence on scarce resources. We support the International Fishmeal and Fish oil Organization, or IFFO standard for responsibly sourced fishmeal and fish oil, or IFFO RS, ensuring that the limited marine resources are managed in a responsible way. Our policy for sustainable feeds requires that marine raw materials processed from whole fish should be sourced from suppliers who adhere to responsible fishery management practices such as Marine Stewardship Council, or MSC, and/or the IFFO Responsible Supply scheme and/or achieve targeted Fish Source scores.

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

In April 2014, we made a decision to clean all relevant fish oil used in our feed. Although our own verification program for final products, as well as regular testing conducted by food safety authorities show that we are well below the limits set by the food safety authorities, and far below the levels detected in most wild fatty fish, we decided, as the first global salmon producer, to start cleaning all relevant fish oil used in feed for our salmon. We want to remove as much of the environmental pollutants as we can from the fish oil used in our feeds and to remove any uncertainty the consumer may have related to how much salmon they can eat. This is an important step for us in our strategy to become an integrated protein provider with total control and top quality from feed to fork.

Fish feed prices may be volatile. For further information on fish feed prices, see “Item 3. Key Information—D. Risk Factors-Risks Related to Our Supply of Fish Feed and Our Feed Operations-We could face higher costs for fish feed as a result of higher prices and reduced availability of the main ingredients used in fish feed production.”

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

In 2014, the four most important causes of reduced survival were:

•
HSMI, or heart and skeletal muscle inflammation, which was our most prevalent cause of biomass mortality by number, resulting in a loss of 1,474.8 tonnes (or 1,055,934 fish in numbers). HSMI is an emerging viral disease and is considered to be caused by a novel Atlantic salmon reovirus. Primary symptoms of HSMI include myocardial and skeletal muscle necrosis indicating a severe inflammatory process. During 2014, clinical disease and loss related to this disease was observed in Norway and Scotland.

•
Amoebic Gill Disease, or AGD, which was our second most prevalent cause of biomass mortality by number, resulting in a loss of 1,245.3 tonnes of fish (or 911,888 fish in numbers). AGD is a naturally occurring type of gill infection caused by a ubiquitous, microscopic marine amoebic parasite. The amoeba affects the gills and can result in reduced performance and fish mortality. In 2014, we experienced AGD mortality in our Scottish and Irish operations, while several sites were treated and some mortality was observed also in Norway.

•
Pancreas Disease, or PD, was our third most prevalent cause of biomass mortality by number, resulting in a loss of 1,233.4 tonnes (706,473 fish in numbers). PD is an infectious viral disease caused by a salmonid alphavirus. The disease affects the pancreatic tissue, heart and skeletal muscles of the fish and results in reduced appetite, lethargy, reduced health and increased mortality. Muscle damage can cause downgrading and make the product unsuitable for smokehouses.

•
CMS, or Cardiomyopathy Syndrome, was the fourth most prevalent cause of biomass mortality by number but our most prevalent cause of biomass mortality by biomass lost, resulting in a loss of 2,480.2 tonnes (562,354 fish in numbers). CMS primarily affects the heart of the fish while also causing circulation failure and liver damage. CMS affects farmed salmon in the seawater phase and during transport of the fish to the processing plant. Because the disease normally affects the fish at the end of the production cycle, when the fish is ready for harvest, the economic losses can be substantial even though the total mortality number is not high.

For more on these and other diseases affecting production, see “Item 3. Key Information—D. Risk Factors—Risk related to Our Fish Farming Operations—Our fish stock, operations and reputation can be adversely affected by various diseases.” Today there exist vaccine protections or cures for many of these diseases, but the efficiency can still vary.

Sea lice management

Sea lice is controlled through specific anti-lice agents, hydrogen peroxide baths in well boats or enclosed cages, and biologically by using “cleaner fish,” which are fish species that eat the parasites directly from the fish’s skin, or other non-medicinal tools (e.g. skirts, etc). Cleaner fish are caught wild or reared commercially and released into the salmon pens. Our efforts to improve sea lice management also include continuous monitoring of infestation levels, fallowing routines, stocking density management, ensuring clean nets, and further commitment to invest in research on other cleaner fish species and research and development within the area of non-medicinal solutions for sea lice control.

Authorities in each of the regions where we operate have limits on the maximum number of sea lice per fish. These limits vary based on type of sea lice, time of year and region. If sea lice levels reach these limits (trigger levels), fish must be treated. Our ambition is to maintain sea lice below trigger levels, although we exceed them at times, for example during a period of elevated water temperatures when sea lice levels change rapidly. The number of sites above trigger level in 2014 was higher than in 2013 mainly due to Scotland where abnormally high water temperatures for extended periods, insufficient cleaner fish capacity and limited access to non-medicinal solutions resulted in extraordinarily high lice numbers during the summer and autumn.

The following table presents the average monthly percentage of sites above the relevant maximum sea lice levels per country (the number of sites above trigger level is recorded at month’s end) for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Norway	5%	3%	8%
Scotland (1)	28%	10%	15%
Ireland	8%	9%	20%
Faroe Islands	4%	6%	8%
Canada	6%	—%	6%
Chile	3%	8%	24%
Marine Harvest average	8%	6%	12%

(1)	In Scotland, there are no trigger limits defined by the authorities, trigger limits are defined by a code of good practice.

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

The number of escape incidents and the number of escaped fish was reduced from 73,744 escaped fish in 2013 to 2,052 escaped fish in 2014. This equates to 0.002% of all the smolt transferred to sea in 2014. In 2014 we recorded six escape incidents (two in Norway with a total of 48 escaped fish, three in Scotland with a total of four escaped fish and one in Chile with a total of 2,000 escaped fish). There were no reports of escape incidents in Ireland, Canada or the Faroe Islands in 2014. We believe that our systematic approach to reviewing and analyzing our escape pattern significantly contributed to this development. We have experienced three significant escape incidents in the first quarter of 2015. The following table shows the number of escape incidents and number of fish lost by Business Unit in the years 2012 to 2014:

	2014		2013		2012
Business Unit	Number of escape incidents	Number of fish lost	Number of escape incidents	Number of fish lost	Number of escape incidents	Number of fish lost
Ireland	—	—	—	—	—	—
Chile	1	2,000	4	10,000	1	400
Norway	2	48	3	60,534	2	2
Canada	—	—	—	—	1	7
Scotland	3	4	2	210	—	—
Faroes	—	—	1	3,000	2	2,741
Total	6	2,052	10	73,744	6	3,150

Our salmon are also subject to predation, from predators such as otters, herons, shags, gulls, seals, sea lions and minks. We strive to protect our salmon against the risk of predation. Our efforts to mitigate predation include new net materials and predator nets and farming equipment.

Research and Development

Our investment in research and development helps us solve operational challenges faced by our farming and processing operations. We view research and development as crucial to further development and strengthening of the relatively young salmon farming industry. Our effort within this area is recognized by the industry, our competitors, the authorities and other external parties, reflected by the significant involvement of our technical staff in statutory and industry-led research projects and programs.

In addition to collaboration and purchasing of services from external research institutions, we own and operate four research facilities: The Center of Aquaculture Competence, CAC (co-owned with AKVA group and Skretting), and our new feed and farming trial units operated by us in Norway, Ardnish operated by us in Scotland, and Huenquillahue, operated by us in Chile. We manage CAC, a commercial scale research and development site in Norway. Since 2003, Skretting and Marine Harvest, through CAC, have tested new formulations of fish feed, aiming for reduced use of marine raw materials and operate without compromising fish performance and quality, fish health or welfare. This systematic large scale testing has delivered valuable knowledge, contributing significantly towards our commercial diets being historically low in inclusion of marine raw materials.

Our research and development activities are conducted at our operations across the globe by experienced technical personnel. Our Global Research and Development and Technical Department is responsible for coordinating the research and development activities and running projects of global relevance. The Global Research and Development and Technical Department consists of 15 highly qualified specialists. We focus our efforts on five strategic areas: Fish Health and Welfare, Environment and Sustainability, Farming Technology, Feed and Fish Performance, and Product Quality and Processing. In 2014, the Research and Development team was strengthened with the addition of a new and important area, Farming

Technology. Within each area we have developed a portfolio of key projects. Our projects seek to devise solutions to short-term operational challenges and facilitate longer term knowledge generation.

We have increased our research and development efforts to enable further growth and profitability of the industry, grounded on a solid sustainability framework. Our total research and development expenditure for 2014 was NOK 130.3 million, 32% more than in 2013. In addition, we pay a fee of 0.3% of Marine Harvest Norway export value, or NOK 25.6 million in 2014, to The Norwegian Seafood Research Fund, which conducts research and development on behalf of the salmon farming industry as a whole.

The figure below show the focus areas for our Global Research and Development and Technical Department:

Fish Health and Welfare

Improve sea lice control

Identify key factors and best practices for improved survival, robustness and performance

Develop solutions and tools for maximizing genetic gain related to robustness and performance

Support implementation in Broodstock and Breeding department

Environment and Sustainability

ASC implementation

Escape management and control

Anti-fouling strategies

Group sustainability policies

Farming Technology

Solutions for closed/semiclosed production for post smolt

Recirculating Aquaculture Systems (RAS)

Technology for exposed farming

Solutions for pathogen free fish transport and harvest

Construction projects in freshwater and processing

Feed and Fish Performance

Improved feed intake and maximizing growth whilst maintaining fish welfare and product quality diet, feeding and farming conditions

Reduce Feed Conversion Rates (FCR)

Feed choice recommendations and raw material evaluations

Development of alternative sources for marine omega-3

Product Quality and Processing

Maintain product health benefits and prevent issues and impacts related to food safety

Improve product quality aspects for reduced downgrades and improved customer satisfaction

Improved technological solutions for optimized processing, packaging and storage

Biodiversity

Several aspects of our operations can potentially impact biodiversity, such as sea lice loads, medicinal treatments, fish escapes and nutrient release.

The influence of our operations on biodiversity and the environment are being debated by different scientific groups. Our ambition is to operate without lasting negative influence on biodiversity. We believe that preserving natural capital is the way forward to sustaining the growth of our industry. To that end, we continue to support initiatives focused on protecting sensitive species and/or habitats. We are committed to developing our business in a way that safeguards the planet’s natural capital, including its biodiversity. We have taken a proactive role in several projects that have demonstrated our commitment to protecting biodiversity.

We also maintain an ongoing dialogue with stakeholders, including NGOs, local communities, research groups and regulators. In this way, we are in a better position to understand stakeholder concerns and expectations. In 2014, we renewed our partnership with WWF Norway. Working together with WWF will continue to challenge us to advance our environmental performance.

People—Providing Safe and Meaningful Jobs

Employee safety and employees’ self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities. The following table shows our employees by subsidiary:

		2014		2013		2012
Number of Full-Time Employees		Permanent	Temporary	Permanent	Temporary	Permanent	Temporary
Farming Norway	Male	1,186	281	1,020	77	994	277
	Female	288	70	263	95	248	103
Farming Scotland	Male	461	43	486	12	388	14
	Female	59	2	48	4	41	1
Farming Canada	Male	355	—	321	—	340	—
	Female	90	—	67	—	77	—
Farming Chile	Male	641	89	448	41	372	41
	Female	217	74	88	10	80	4
Farming Ireland	Male	125	89	124	64	119	88
	Female	15	25	16	24	18	29
Farming Faroes	Male	26	2	23	3	22	3
	Female	—	—	3	1	3	1
Farming	Male	2,794	504	2,422	197	2,235	423
	Female	669	171	486	134	467	138
VAP Europe	Male	699	365	867	327	867	298
	Female	597	260	828	298	861	211
Morpol	Male	1,218	255	1,070	298	—	—
	Female	2,048	403	1,946	466	—	—
Markets Europe	Male	66	3	74	—	61	—
	Female	25	1	48	—	19	—
Markets America	Male	131	94	116	67	220	80
	Female	58	89	78	66	179	86
Markets Asia	Male	422	173	356	51	44	31
	Female	377	138	324	72	30	69
Sales & Marketing	Male	2,536	890	2,483	743	1,192	409
	Female	3,105	891	3,223	902	1,089	366
Cold Water	Male	31	—	34	—	34	—
	Female	4	—	—	—	—	—
Corporate	Male	35	—	26	—	24	—
	Female	17	—	16	—	13	—
MH Feed	Male	52	—	7	—	—	—
	Female	16	—	3	—	—	—
Corporate/other	Male	118	—	67	—	58	—
	Female	37	—	19	—	13	—
Marine Harvest Group	Male	5,448	1,394	4,972	940	3,485	832
Marine Harvest Group	Female	3,811	1,062	3,728	1,036	1,569	504
Marine Harvest Group	Total	9,259	2,456	8,700	1,976	5,054	1,335

As of December 31, 2014, we had 9,259 permanent employees of which 5,448 were male and 3,811 were female. As of December 31, 2014, we also had 2,456 temporary employees of which 1,394 were male and 1,062 female. There were no incidents of discrimination reported during 2014.

We follow the laws with regards to compensation and no employee is paid less than the official national minimum wage. Our personnel review system and representatives of workers unions ensure that all employees are fairly compensated. Generally, our base start salary is set above the national minimum wage limits to attract competent people to our organization.

We recognize the right of all employees to freely form and join groups for promotion and defense of their occupational interests including the right to engage in collective bargaining. The number of employees that are members of workers unions varies across countries in which we operate from almost zero in Ireland and Scotland to a larger part in VAP Europe. Farming and processing employees are represented by labor unions or works councils by employee representatives in Chile, Norway, Canada and VAP Europe (France, Belgium and Holland). Administrative employees are normally not members of a union, with the exception of Belgium, France and Holland where administrative staff can be members of a union and representatives in works councils and safety committees.

Labor union and works council representation varies by region and type of position:

•
In Norway close to 40% of the employees are represented by a union. Marine Harvest Norway is a member of NHO, the Confederation of Norwegian Business and Industry for Employers. NHO has a collective agreement with LO, the Norwegian Confederation of Trade Unions, which applies to all employees of Marine Harvest Norway.

•	In Belgium, France and Holland all employees profit from collective bargaining agreements negotiated in the works council, even if they are not a member of a workers union.

•	Only a few of our Chilean employees participate in a union.

•
In the Canadian operations, the Port Hardy Processing Plant is represented by the United Steelworkers. The functions that are represented include general labor, trades, and processors. Collective bargaining generally occurs on a three to four year basis with wage increases being a core component of the bargaining process. There has never been a strike or significant labor dispute at the Port Hardy Processing Plant. All other employees in Canada are non-union.

•	There are no collective bargaining agreements in Scotland, Ireland, the United States, Asia or in Morpol.

The different unions represent different types of functions. The terms of the collective bargaining agreements vary in accordance with each union. Where unions are present, collective salary negotiations are generally conducted annually between the unions (works council) and the company (with the exception of our Canadian operations, as described above). The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement is binding on all employees in the relevant functional area, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories.

Legal Proceedings

After having approved our acquisition of Morpol on September 30, 2013, the European Commission informed us that it was investigating whether we had committed an infringement of the suspension obligation and of the notification requirements under the European Merger Control Rules by acquiring an initial shareholding in Morpol before the European Commission was notified of and had approved the acquisition. On July 23, 2014, we were advised that the European Commission had decided to impose a fine on us of EUR 20 million. We have decided to appeal the European Commission's decision and the appeal has been filed with the EU General Court. It is currently uncertain when we can expect to receive the EU General Court's decision. We have made a provision in the amount of EUR 20 million.

In early 2011, Marine Harvest Chile S.A. terminated a rearing contract with Salmones Sur Austral S.A. and claimed that the contract was null and void because it was fraudulently organized and implemented by former Managing Director of Marine Harvest Chile S.A., Mr. Álvaro Jiménez, with the aid of representatives and shareholders in Salmones Sur Austral S.A. Marine Harvest Chile S.A. has taken legal action against Salmones Sur Austral S.A. to have the rearing contract declared null and void. Salmones Sur Austral S.A. has countersued Marine Harvest for breach of contract and indemnification of damages, which were valued at USD 42 million. In June 2013, we lost an arbitration case and were ordered to pay USD 12.3 million for breach of contract. The judgment was appealed, but was upheld by the Supreme Court and the judgment is therefore final. The amount has been deposited in the Chilean court's bank, but it has not yet been paid.

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

Freshwater licenses

Freshwater licenses are issued by the Directorate of Fisheries. The number of available freshwater licenses is not capped. On December 31, 2014, there were 222 freshwater licenses for hatchery production of salmon or trout outstanding.

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

The approval from NWE typically limits the maximum utilization of freshwater (i.e., how much water can be used in the production out of a given river or a lake) and the environmental approval typically includes a limitation on the waste disposed into the sea, either in terms of maximum use of fish feed per year or maximum number of fish produced.

If a license is not used for a period exceeding two years, it may be withdrawn.

Farming operations in freshwater are subject to inspections by the NWE, the environmental authorities, the Food Safety Authority and the Directorate of Fisheries.

Seawater licenses and permits

Seawater licenses are issued by the Norwegian Ministry of Fisheries and Trade and are administered by the Directorate of Fisheries.

The number of seawater licenses outstanding at any time is subject to a cap. At the end of 2014, there were 973 seawater licenses for production of salmon or trout. Since 1982, new licenses were awarded only in the following years: 1985, 1988, 1999, 2001, 2002, 2009 and 2013/2014. Norwegian authorities issued 45 new licenses in 2014 and we applied for 29 of them. Fifteen of the licenses were allocated in March 2014 to the prequalified applicants that offered the highest prices. Marine Harvest was prequalified, but was not among the highest bidders and did therefore not receive any of the licenses in this category. In addition, 20 of the licenses were allocated in April 2014 to companies with operations in the counties of Troms and Finnmark. Marine Harvest was not allocated any licenses. The remaining licenses were allocated in mid-2014 and Marine Harvest Norway AS was granted one license.

Acquisition of more than 15% of the production capacity for salmon and trout in seawater requires application to and approval by the Norwegian Ministry of Fisheries and Trade. Various ownership thresholds (15%, 20%, 25%, 30%, 35% and 40%) are accompanied by specific minimum requirements for research and development spending, secondary processing activities and contribution to the education of young talents. Only in exceptional circumstances may the Norwegian Ministry of Fisheries and Trade approve acquisitions of licenses resulting in a company exceeding 40% of the total production capacity. We currently hold permission to own up to 25% of the total production capacity, and our total production in 2014 was just below this limit. The ownership limitations and requirements have been subject to several amendments over the last decade due to shifting political circumstances, and until July 2013, no company was allowed to own more than 25% of the total concessionary biomass in Norway. In addition, a single company is prohibited from controlling more than 50% of the production capacity in any one Directorate of Fisheries region.

A seawater license may typically be used to produce salmon at up to four farming sites.

Generally, seawater licenses do not expire, but may be withdrawn in case of a material breach of license conditions or Norwegian aquaculture or environmental laws and regulations. Licenses are typically not time limited, except for certain specialized licenses, such as research and development licenses and broodstock licenses.

Seawater licenses are freely transferable. The licenses are subject to an annual fee for inspections from the authorities.

Seawater licenses are subject to MAB regulations. In general, one license currently has a MAB of 780 tonnes LWE (945 tonnes LWE in Troms and Finnmark).

Pursuant to license terms, in order to prevent the spreading of lice and diseases and to restore seabed, fish farmers are required to systematically fallow production sites. In addition, production sites are subject to maximum sea lice counts and maximum net cage fish count (currently, 200,000 fish).

Farming operations are subject to inspections by the environmental authorities, such as the Directorate of Fisheries, the Food Safety Authority and the county authority.

In addition to a seawater license, salmon farmers must obtain a site permit to operate a fish farm at any particular site. While seawater licenses are company-specific and may be used at any site, a site permit is tied to a particular production site. Permits are issued by the relevant county authority with a consent from the Food Safety Authority, the Coastal Administration, the relevant county governor (environmental approval) and the local municipality. Each site permit includes a MAB limitation for the site. MAB is typically set between 2,340 (a combination of three seawater licenses) and 4,680 (a combination of six seawater licenses) tonnes LWE, with such MAB limitations being separate from and in addition to the seawater license MAB limitations. Site permits are typically not subject to time limitations.

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

If two-thirds or more of a capacity included in a site permit remains unused for a period exceeding two years, the site permit may be withdrawn.

Site permits are transferable. There are no regional/per company limitations on the number of site permits. Some site permits are of limited duration.

Certain other laws and regulations applicable to the Norwegian aquaculture industry

Farming operations are subject to a number of regulations, including with respect to sea lice control, fish escapes and prevention of the spreading of fish diseases. Regulations are meant to protect fish health, the environment, wild salmon and other wild species. Key regulations include sea lice management, fish escape prevention and fish disease prevention. Violations of aquaculture regulations are subject to various penalties, including monetary fines, license revocation and, in case of negligence or gross negligence of a fish farmer, criminal prosecution.

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

Chile

In Chile, aquaculture activities are subject to different governmental regulations depending on whether they are carried out in private freshwater inland facilities (i.e., hatcheries) or in facilities built on public waterways such as lakes or rivers (freshwater licenses) or sea (seawater licenses). Additionally, hatcheries must have water use rights, which are issued by the Water Rights Agency (Dirección General de Aguas).

Private freshwater inland facilities

Governmental authorization is not required to operate private freshwater aquaculture facilities in Chile. Instead, such activities must be recorded with the National Aquaculture Registry. Notwithstanding the foregoing, carrying out certain activities related to fish farming (i.e. entry and exit of fish, veterinary treatments, etc.) may require certain day-to-day authorizations from the National Bureau of Fishing and Aquaculture (Servicio Nacional de Pesca y Acuicultura).

Operation of private freshwater aquaculture requires ownership of the water use rights and holding of environmental permits issued by the Environmental Evaluation Service (Servicio de Evaluación Ambiental), which is a Chilean regulator responsible for overseeing compliance with environmental laws and regulations. Environmental permits, in the case of aquaculture activities, are issued when operators demonstrate that their facilities comply with the applicable environmental regulations, including: Law N° 19.300, General Environmental Law, which defines the activities that may impact the environment and thus require environmental assessment, and specific regulations of aquaculture activities such as the Environmental Regulation on Aquaculture contained in Supreme Decree No. 320, dated August 24, 2001, as amended from time to time. Environmental assessment must be performed for all private freshwater inland facilities built or modified after 2001. Facilities may also voluntarily submit to an environmental assessment. The scope of environmental assessments varies depending on the type of activities and their potential impact on the environment of the particular site.

Private freshwater inland facilities that have undergone an environmental assessment are subject to production limits. They may produce fish up to the MAB (determined by the number of fish and their average weight) registered in their technical operational plan submitted in connection with the environmental assessment. Freshwater inland facilities that have not been subject to an environmental assessment (i.e., those constructed prior to 2001 that have not been modified after 2001 and have not voluntarily submitted to such an environmental assessment) are not subject to a MAB.

Private freshwater inland facilities must be located not less than three kilometers away from any other inland aquaculture facility.

The following authorities oversee private freshwater inland facilities:

•	Superintendency of the Environment (Superintendencia del Medio Ambiente), which is the environmental enforcement agency.

•	National Bureau of Fishing and Aquaculture (Servicio Nacional de Pesca y Acuicultura), which is the regulatory body in charge of enforcing aquaculture regulations.

•	Water Rights Agency (Dirección General de Aguas), which is in charge of supervising the use of the water rights used in these types of facilities.

•
Environmental Evaluation Service (Servicio de Evaluación Ambiental), which is the environmental administrative agency in charge of the evaluation and environmental authorization of hatcheries projects, prior to its construction and operation.

Facilities built on public waterways

Pursuant to the General Fishing and Aquaculture Act No. 18,892 and the related rules and regulations, aquaculture activities in lakes, rivers and seawater require an aquaculture license (concesión de acuicultura) issued by the Undersecretary of Armed Forces (a governmental body that is part of the Ministry of National Defense). In March 2015, there were 1,313 seawater aquaculture licenses outstanding. Licenses can only be granted on areas that were declared suitable for aquaculture activities and only to Chilean residents or companies incorporated under the Chilean law.

Until April 8, 2010, the lakes were areas declared as suitable for aquaculture activities, but from that date they are not considered suitable and, thus new aquaculture licenses in lakes cannot be granted. This modification to aquaculture regulations does not affect aquaculture licenses granted in lakes prior to 2010, which are still in force.

During a ten-year period starting on April 8, 2010, no additional aquaculture licenses may be granted in Regions 10 and 11 in Chile (administratively, Chile consists of 15 Regions, with most salmon production concentrated in Regions 10, 11 and 12). This restriction has been applicable to Region 12 since April 2, 2012. After April 8, 2020, new aquaculture licenses in Regions 10 and 11 can only be granted in areas newly designated as suitable for aquaculture or in lieu of previously abandoned or revoked licenses.

Licenses for aquaculture activities in lakes, rivers and seawater are granted based on an application, which must contain a description of the proposed operations, including a plan for complying with environmental and other applicable regulations. Each license request is reviewed and must be approved by the corresponding Environmental Evaluation Service. Regulations applicable to each license differ based on such factors as the facilities’ location, the facilities’ layout, the technical and operational plan, etc. Once the approval is obtained, the Environmental Evaluation Service issues a resolution known as Environmental Qualification Resolution (Resolución de Calificación Ambiental), or RCA, which contains terms and conditions for the operation of the aquaculture license, non-compliance with which may result in a license revocation. Furthermore, the breach of environmental rules may result in a RCA revocation if classified as “serious breach” by the Superintendency of the Environment. Likewise, if the project associated with these RCAs does not begin its implementation within a period of five years, the respective RCA shall expire.

Licenses granted after April 8, 2010 are granted for a period of 25 years and are renewable for additional 25-year terms. Licenses granted before April 8, 2010 were granted for indefinite periods. Only one of all our licenses was granted after April 8, 2010. However, amended licenses and licenses that are relocated become subject to the 25-year limitation period. We are currently in the process of relocating some of our Chilean licenses.

License holders must begin with the project operations within one year of receiving a license and once the operation has started, the license holder cannot stop or suspend its operation for a period exceeding two consecutive years. Nevertheless, this period is suspended in cases of mandatory legal sanitary rest and in case of voluntary sanitary rest agreed by the holders of licenses located in the same geographic area. Also, the two years non-operation period may be extended i) in the event of an impediment to operate the license as a result of force majeure or acts of nature, and ii) in case the holder requests an extension, which must be granted for a period equivalent to two times the duration of the last operation period, but limited to a maximum of four additional years. For this purpose, it is important to note that the license will be deemed in operation, if the license holders maintain a minimum operational level of not less than 5% of the yearly production specified in the technical project of the license.

In addition to the foregoing, it is important to note that the license holder cannot produce more than the MAB authorized in its RCA and that they are also subject to limitations on stocking density, which differ among Regions. Stocking density depends on environmental, sanitary and productive factors and applies to each license individually and to a group of licenses that are located within the same geographic area.

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

•
Environmental Evaluation Service (Servicio de Evaluación Ambiental), which is the environmental administrative agency in charge of the evaluation and environmental authorization of licenses projects, prior to its construction and operation.

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

Aquaculture Production Business Authorization

Under the Aquatic Animal Health (Scotland) Regulations 2009, an Aquaculture Production Business Authorization must be obtained from Marine Scotland prior to commencement of fish farming operations. Authorizations are issued per geographical site not per company. There is no cap on the number of authorizations that may be issued by Marine Scotland. Marine Scotland may impose such conditions as it sees fit before granting an authorization. The authorization and any conditions imposed are published on the Aquaculture Scotland website.

MSB for individual sites is determined based on the environmental concerns, namely the capacity of the local marine environment to accommodate the fish farm. As a consequence, MSB for sites is not uniform and varies between 100 tonnes to 2,500 tonnes depending on site characteristics and its geographic location.

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

Controlled Activities License

Fish farm operations must obtain a license from the Scottish Environment Protection Agency, or SEPA, under the Water Environment (Controlled Activities) (Scotland) Regulations 2011. SEPA is responsible for monitoring and inspecting fish farms for compliance with the regulations. SEPA sets limits upon the scale and rate of discharges from fish farm sites into the environment. It requires any effluent to be assimilated and broken down by natural processes, ensuring no lasting impacts or lasting accumulation of pollutants. Each site is assessed with annual charges calculated based on, amongst other factors, the maximum weight of fish held at the site and the amount of effluent discharged. SEPA will inspect sites regularly and fish farmers must report to SEPA details of discharges from each of their sites. Farm operators are also required to commission regular studies of the impact of the farms on the seabed and submit such studies to SEPA.

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

Federal licenses

The Canadian federal government regulates fisheries and is responsible for most aspects of the aquaculture industry in British Columbia, including site licenses, production volumes, species to be produced, fish health, sea lice management, fish containment and waste control.

The Fisheries Act (Canada) and the regulations promulgated thereunder, namely the Pacific Aquaculture Regulations, establish the statutory framework for fisheries, including salmon farming operations. The Fisheries Act (Canada) is primarily enforced by the Canadian Department of Fisheries and Oceans, or DFO. Pursuant to the Fisheries Act (Canada), a Finfish Aquaculture License is required to operate a salmon farm in Canada. The current practice of the DFO is to issue Finfish Aquaculture Licenses for a one year period. Licenses are site-specific, and accordingly, a multiple-site operator must obtain a separate license for each site. Additional licenses are required for specific aquaculture activities, such as the importation of eggs and the transfer of fish within certain geographic areas.

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

There is no legislated cap on the number of Finfish Aquaculture Licenses that may be issued nor on the number of licenses that may be held by a company. As of January 2015, there were 112 Finfish Aquaculture Licenses issued and outstanding in British Columbia, Canada.

The Finfish Aquaculture Licenses establish operational conditions and production parameters that a fish farmer must observe, such as the MAB, the use of equipment at the site and environmental impact of the operation on the site. A typical site license authorizes operations ranging in size from 2,000 tonnes to 5,000 tonnes of MAB.

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

In addition to a Finfish Aquaculture License, salmon farmers are required to obtain a Navigable Waters Protection Act approval to occupy navigable waters for marine transportation in Canada (all of our Canadian seawater operations are located in such waters and maintain the necessary approvals). The Navigable Waters Protection Act is enforced by Transport Canada. Approvals granted pursuant to the Navigable Waters Protection Act are perpetual provided that the site maintains a Finfish

Aquaculture License, but may be revoked for non-compliance with the terms of the approval. Licenses for aquaculture facilities that substantially interfere with navigation are also assessed under the Canadian Environmental Assessment Act at the time of issuance.

Provincial licenses

All of our Canadian operations are located on Provincial Crown lands in British Columbia and are subject to its regulation, including the requirement to obtain a provincial tenure license to occupy the ocean bottom. The license is issued pursuant to the Land Act (British Columbia) and the regulations adopted thereunder. The Land Act (British Columbia) is enforced by the Ministry of Forests, Lands and Natural Resources. Licenses typically have a tenure of ten to 20 years and such tenure cannot be less than five years. An annual fee is charged depending on the size of the land plot occupied. Licenses may be revoked for non-compliance with the terms of the license.

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

The following discussion concentrates on license and regulatory requirements of our secondary operations in France, Belgium and Poland, which comprise the majority of our secondary processing activities.

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

Pursuant to the Decree, all food chain operators must be registered with the FASFC, all activities relating to manufacturing, packaging or re-packaging of processed fishery products must be approved by the FASFC and all activities of manufacturing, transformation and marketing of food stuffs must be authorized by the FASFC.

To receive an FASFC approval or authorization, an operator must comply with all relevant European Regulations and Belgian laws and regulations. These include Regulation (EC) No 852/2004 on hygiene of foodstuffs, Regulation (EC) No 853/2004 on specific hygiene rules for food of animal origin, the Belgian Royal Decree of July 13, 2014 on hygiene of foodstuffs, the Belgian Royal Decree of December 22, 2005 on hygiene rules for food of animal origin and the Belgian Royal Decree of November 14, 2003 on the self-monitoring, reporting and traceability.

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

The FASFC authorizations are not time limited. However, the FASFC can suspend an authorization if it finds irregularities that can be fixed within a reasonable timeframe. The FASFC can also revoke an authorization in cases involving more egregious violations. These include amongst others, i) non-compliance with infrastructure and equipment requirements if such non-compliance cannot be remedied within reasonable time, ii) non-compliance with the operating conditions, iii) hindering or refusing of inspections by the FASFC and iv) non-compliance with the FASFC conditions imposed in connection with a suspension of an authorization.

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

Pursuant to Article 5, Section 1 of European Regulation No. 852/2004, processing facilities are required to implement a Hazard Analysis and Critical Control Points, or HACCP, system, which enforces good manufacturing and hygienic practices. In the event the HACCP system is not implemented, the operator of a facility may be fined under the respective provisions of the Polish Act of 25 August 2006 on food and nutrition safety. The HACCP system does not require any formal approval or certification. However, an operator’s HACCP system may be subject to an audit carried out by the DVO or the Polish Sanitation Department. Our Polish facility has implemented its HACCP system and the implementation has been recognized by the DVO.

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

New European legislation (mostly in force since December 2014) introduced more stringent, specific requirements pertaining to labeling relating, i.e. to detail information about composition of the product, the manner of providing such information.

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

Facility operators must also satisfy environmental regulations relating to production. Production sites are obliged to conduct all activities in accordance with the provisions of the Polish Environmental Protection of Law of 27 April 2001. Before commencing operations, operators must obtain certain environmental permits, including, but not limited to, waste production permits and water permits. Failure to obtain or loss of such permits while conducting such activity without a permit is subject to a penalty of arrest, restriction of liberty or a fine. Our Polish facility has obtained all required permits.

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

In 2012, Listeria monocytogenes was detected in our cold smoked salmon sold in the US and processed at our factory in Chile. A voluntary recall was carried out in agreement with the FDA. No illness was reported in relation to the incident and the recall was carried out as a precautionary measure to prevent any risk of food borne disease.

In the second quarter 2013, one container of our fresh salmon shipped from our third party processor in Chile to the US was stopped by the FDA due to detection of trace amounts of crystal violet (CV) in a product sample. Crystal violet is a dye with antibacterial properties but which is not approved as a drug for use in salmon. The dye has many applications and is often found in textile and ink in pens and printers. Marine Harvest and Primar, the third party processing plant, carried out a root cause analysis and investigation of the case. The root cause analysis identified the most likely source being contamination of a small number of products from CV-containing ink at the processing plant Primar, even though no positive product samples were found. Corrective actions were taken at Primar.

Marine Harvest Norway AS is under investigation for production of smolt exceeding the formal permit level. The company is also under review for incidents of fish escapes.

In Canada, we are under review with regards to heavy metal contamination in the sediment under some of our farms.

Environmental Control Systems and Certifications

We have implemented an environmental policy to ensure that our activities and growth are developed in harmony with the environment. We have an Environmental Coordination Committee composed of members from different functions within our company that oversees implementation of our environmental policy and monitors our environmental practices.

In May 2013, we announced our commitment to have all our production farms certified against the Aquaculture Stewardship Council standard for responsibly farmed salmon by 2020. Of all existing standards addressing environmental issues, this is the one that imposes the strictest environmental requirements. Our first two farms were ASC certified on February 7, 2014. By March 2015, we have certified 18 farms: five in Norway, one in Scotland, one in Ireland and one in Canada.

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

C. Organizational Structure

Our primary subsidiaries are Marine Harvest Norway AS, Marine Harvest Canada Inc., Marine Harvest Chile S.A., Marine Harvest Pieters NV, Marine Harvest Kritsen SAS, Marine Harvest (Scotland) Ltd. and Morpol ASA. For a full list of our consolidated entities as of December 31, 2014, see Note 23 to our financial statements included in this annual report.

D. Property, Plants and Equipment.

We are headquartered in Bergen, Norway, located at Sandviksboder 77 A/B, 5035 Bergen, Norway. We lease our headquarters. We also have offices in Oslo, Norway, located at Tordenskioldsgt 8-10, where we lease our offices.

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

Overview

We are the world's largest producer of farmed salmon, both by volume and revenue, offering fresh salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. We engage in three principal types of production activities:

•	salmon feed production in Norway;

•	fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands; and

•
secondary processing of seafood in Norway, Chile, Ireland, the United States, the United Kingdom, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, China, Taiwan and South Korea.

We opened our own feed factory in June, 2014 to facilitate our control of the value chain, adapt our feed rapidly and assist in ensuring quality throughout the process. We use fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil as the raw materials for our salmon feed. We produce salmon feed only in Norway, and our entire output is for internal use. During the six months our feed plant was in operation in 2014, we produced 128,807 tonnes of feed, or approximately 35% of the full year needs in the Norwegian farming operations, based on 2014 production. Through the gradual in-sourcing of feed, we expect to obtain lower feed costs as well as improved growth, feed conversion rates and end-product quality.

Our fish farming operations cover the salmon’s entire lifecycle, from egg to harvestable size. We also have facilities for harvesting and primary processing the fish. Our strategy is to produce our own eggs to secure the selection of the best genetic properties. We keep our own broodstock and invest significant efforts and resources to improve the performance, disease resistance, quality and welfare of the fish. Juvenile fish (smolt) are transferred to the sea once they have reached approximately 100 grams in weight. The fish are then nurtured in the sea for a period of 15-22 months depending on the size of the smolt stocked, the temperature of the seawater, our farming practices and the biological situation. At harvestable weight, approximately 5 to 6 kilograms live weight equivalent, or LWE, the salmon undergoes primary processing into gutted weight equivalent, or GWE, which is the main commodity sold to the markets and used in most reference prices. Our customers are retailers, secondary processors, including our own operations, and distributors.

Our secondary processing operations turn the gutted fish into products such as fillets, steaks and other portions of fish - smoked, fresh and frozen. We operate 22 secondary processing facilities, with the largest facilities located in Ustka, Poland; Bruges, Belgium; and Boulogne and Landivisiau, France. Secondary processing activities include further preparation to create ready-to-heat or ready-to-eat products and packaging the products. Purchasers of secondary processed salmon include retailers, such as grocery stores, food service providers such as hotels and other service and catering entities, as well as industry customers including meal and salad producers.

In 2014, 62% of our sold volume derived from Norway, 16% from Chile, 12% from Scotland, 6% from Canada, and the remaining 4% from the Faroe Islands and Ireland.

In 2012, we began transforming ourselves from a production-driven fish farming company into an integrated marine protein provider, expanding into fish feed and broadening our secondary processing operations. To this end, in 2012, we broke ground on a fish feed plant in Norway. The feed plant started commercial production in July 2014 and the plant is expected to supply up to 80% of our Norwegian fish feed requirements by 2016. Also, in 2012 and 2013, we acquired Morpol, a world leading secondary processor of salmon with processing facilities in Poland, United Kingdom and Vietnam. In 2014, we also acquired assets in Chile representing a capacity to produce approximately 40,000 tonnes of salmon gutted weight equivalent per year, including a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing plant, in our effort to contribute to the consolidation of the Chilean salmon farming industry.

We harvested 418,873 tonnes and 343,772 tonnes of salmon gutted weight in the years ended December 31, 2014 and 2013, respectively. Our EBIT was NOK 3,633.4 million and NOK 4,661.8 million for the years ended December 31, 2014 and 2013, respectively. Our Operational EBIT was NOK 4,254.0 million and NOK 3,212.4 million for the years ended December 31, 2014 and 2013, respectively. Our ROCE was 20.2% and 18.5% for the years ended December 31, 2014 and 2013, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and ROCE and for a reconciliation of Group Operational EBIT to Group EBIT.

Business Areas and Segments

We are organized into three Business Areas: Feed, Farming and Sales and Marketing.

•	Feed comprises our first feed plant, located in Norway.

•
Farming comprises a single operating segment composed of our farming operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. This segment also includes primary processing activities and some filleting activities (a secondary processing activity).

•	Sales and Marketing is composed of three operating segments:

◦
Markets: the segment comprises activities relating to sales of our primary processed products obtained from the Farming business and, to a lesser extent, purchased from third parties. It also includes logistics and delivery of our products to third-party customers, as well as to our internal secondary processing operations (including VAP Europe and Morpol) and some secondary processing activities.

◦	Value Added Products Europe (VAP Europe): the segment includes our European secondary processing and value added operations, as well as end-product sales, including logistics; and

◦	Morpol: the segment includes secondary processing activities in continental Europe, previously included in the Morpol Group, but consolidated into our figures with effect from September 30, 2013.

VAP Europe and Morpol will be integrated into Consumer Products from the first quarter of 2015. In addition to our principal operating segments, we have a group of “Other” activities, consisting of corporate functions and our Sterling White Halibut farming operations.

The diagram below demonstrates activities conducted by our Business Areas in 2014.

Value creation by source of origin

Our Farming business is engaged in the production, harvesting and primary (and some secondary) processing of fish. For reporting purposes, Farming sells its main products (i.e., salmon gutted weight) to the Markets segment at prices quoted by Nasdaq OMX (Nasdaq/NOS price) or similar salmon pricing indices (refer to “—Key Factors Affecting Results of Operations—Key Factors Affecting Revenue—Prices—Reference price for salmon” section below for a further discussion of pricing indices).

Where Markets enters into medium or short-term contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts. The Markets segment resells some of the primary processed salmon to (i) third parties or (ii) VAP Europe or Morpol for further processing. Markets also includes some secondary processing activities. VAP Europe and Morpol secondary process salmon purchased from Markets, together with salmon and other seafood purchased from third parties, and sells these products to third parties. Third-party purchases comprised approximately 36% of Morpol's and 37% of VAP Europe’s total raw material inputs by value in 2014.

We assess the overall value creation of our operations based on the salmon’s source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance. For this reason, salmon-related Operational EBIT in Markets, VAP Europe and Morpol is allocated back to the salmon’s country of origin.

The relationship between our functional segments and our operational reporting per country of origin is illustrated by the diagram below:

The table below sets forth our Operational EBIT by country of origin of our salmon for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
	(in NOK millions)
Operational EBIT—salmon of Norwegian origin(1)	3,046.6	2,410.9	823.5
Operational EBIT—salmon of Scottish origin(1)	470.2	603.0	153.0
Operational EBIT—salmon of Canadian origin(1)	251.1	336.8	-140.1
Operational EBIT—salmon of Chilean origin(1)	317.0	-65.7	-90.9
Operational EBIT—salmon of Irish origin(1)	32.6	-29.6	13.6
Operational EBIT—salmon of Faroese origin(1)	164.6	84.2	12.1
Operational EBIT—other(2)	-28.2	-127.3	-127.8
Operational EBIT for the Group(1)	4,254.0	3,212.4	643.4

(1)
Operational EBIT by country of origin and at Group level is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Operational EBIT to EBIT.

(2)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin.

The table below sets forth our EBIT by country of origin of our salmon for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
	(in NOK millions)
EBIT—salmon of Norwegian origin	3,367.2	3,641.1	1,421.1
EBIT—salmon of Scottish origin	260.5	757.8	151.8
EBIT—salmon of Canadian origin	109.5	569.0	-159.6
EBIT—salmon of Chilean origin	90.8	21.5	-158.4
EBIT—salmon of Irish origin	46.8	-26.9	-21.8
EBIT—salmon of Faroese origin	57.4	175.2	18.7
EBIT—other(1)	-299.0	-475.9	-242.0
Group EBIT	3,633.4	4,661.8	1,009.8

(1)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin.

The table below sets forth our Operational EBIT per kilogram harvested by country of origin of our salmon for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
	(in NOK per kg)
Operational EBIT—salmon of Norwegian origin(1)	11.81	10.83	3.23
Operational EBIT—salmon of Scottish origin(1)	9.62	12.45	3.80
Operational EBIT—salmon of Canadian origin(1)	9.40	10.19	-3.48
Operational EBIT—salmon of Chilean origin(1)	4.70	-2.32	-2.26
Operational EBIT—salmon of Irish origin(1)	5.20	-5.02	1.45
Operational EBIT—salmon of Faroese origin(1)	14.28	14.86	1.76
Operational EBIT—other(1)(2)	-0.07	-0.37	-0.33
Group Operational EBIT(1)	10.16	9.34	1.64

(1)
Operational EBIT by country of origin and at Group level is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Operational EBIT to EBIT.

(2)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin, divided by total harvested volume.

The table below sets forth our EBIT per kilogram harvested by country of origin of our salmon for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
	(NOK per kg)
EBIT—salmon of Norwegian origin	13.05	16.36	5.57
EBIT—salmon of Scottish origin	5.33	15.66	3.77
EBIT—salmon of Canadian origin	4.10	17.21	-3.97
EBIT—salmon of Chilean origin	1.35	0.76	-3.94
EBIT—salmon of Irish origin	7.48	-4.58	-2.31
EBIT—salmon of Faroese origin	4.98	30.93	2.72
EBIT—other(1)	-0.71	-1.38	-0.62
Group EBIT	8.67	13.56	2.57

(1)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin, divided by total harvested volume.

Key Factors Affecting Results of Operations

Key Factors Affecting Revenue

Our primary source of revenue is the sale of primary and secondary processed seafood (including VAP), mainly salmon. Revenue generated by our products is the factor of volumes sold and the price that we achieve for our products. Our products are shipped long distances by road, air and water. Our revenues therefore include a substantial freight element, since the freight cost is paid by customers.

Sales of salmon and salmon-derived products represented 91.7%, 91.0% and 89.8% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively. Fresh whole (i.e., primary processed) salmon represented 47.6%, 52.6%, and 54.4% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively, while the sale of secondary processed salmon accounted for 43.2%, 35.8% and 34.6%, respectively, of our revenue for the same periods.

The following table sets forth a breakdown of our sales of seafood by product type for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
	(in NOK thousand)
Fresh whole salmon	11,768,184	9,940,097	8,353,954
Fresh elaborated salmon (including fresh smoked salmon)	8,461,749	5,460,840	4,171,500
Frozen whole salmon	215,186	484,295	117,483
Frozen elaborated salmon	2,228,933	1,306,773	1,135,615
Other products	2,049,564	1,710,058	1,564,186
Total revenues	24,723,615	18,902,063	15,342,737

We sell salmon and other seafood directly to retailers, hotels, restaurants as well as to third party processors and distributors in approximately 70 countries worldwide. The following table sets forth a breakdown of our sales of seafood by geographic region for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
	(in NOK thousand)
Europe ex Russia	17,373,615	12,897,055	10,501,875
Russia	663,324	909,802	626,829
Americas	4,007,139	3,146,326	2,737,979
Asia	2,427,566	1,772,856	1,371,729
Rest of the world	251,970	176,076	104,325
Total revenues	24,723,615	18,902,063	15,342,737

Volume

Primary processed products

The following table sets forth the volume of salmon harvested by us by country of origin for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in tonnes GWE)
Salmon of Norwegian origin	258,021	222,494	255,306
Salmon of Scottish origin	48,858	48,389	40,261
Salmon of Canadian origin	26,697	33,059	40,217
Salmon of Chilean origin	67,504	28,281	40,222
Salmon of Irish origin	6,260	5,883	9,407
Salmon of Faroese origin	11,532	5,665	6,893
Total harvested volume of salmon	418,873	343,772	392,306

Harvested volume primarily depends on (i) the quantities of smolt introduced into our operations, which are determined by us one-to-two years prior to harvesting, (ii) fish growth rates and (iii) our harvesting schedule.

The quantities of smolt introduced into our operations are based on our expectations for the demand for finished product at harvest time, anticipated product prices and our organic growth ambitions in light of regulatory constraints (e.g., maximum standing biomass in production established by our farming licenses).

Fish growth rates are affected by water temperature, disease and other biological issues. As salmon is a cold-blooded animal, seawater temperature plays an important role for its growth rate. With high seawater temperatures, disease risk increases, while temperatures below freezing causes mass mortality. Similarly, biological factors, disease, sea lice and stress of fish each negatively impact the rate of growth of our fish and may result in reduced fish survival.

Volumes in a period are also affected by our harvest schedule, i.e., when we decide to harvest fish from a particular location. Our harvest window is effectively limited by fish age, as fish must be harvested prior to maturation. Nevertheless, we do have a limited ability to accelerate or delay harvest (typically, by a matter of weeks) to optimize price achievement.

Secondary processed products

The majority of our secondary processing occurs in our VAP Europe and Morpol segments, which from the first quarter of 2015, have been consolidated into one segment, Consumer Products, while some secondary processing also occurs in our Markets segment in the Americas, Asia and Europe. Some filleting activities are also carried out by our Farming operations. The volume of secondary processed salmon, including value added products, that we produce depends on market demand for our secondary processed seafood and the production capacities of our operations.

In 2014, 63% of the fish used in our secondary processing business in VAP Europe and 64% of the fish used in Morpol, as measured by value, was produced by our fish farms. We have a constant supply of raw materials used in production and can vary our volume of secondary processed seafood based on projected customer demand. Sales of salmon-based products accounted for 69% of the total sales of VAP Europe, and 91% of Morpol’s total sales in 2014, with the remaining representing sales of products based on other fish species, such as cod, pangasius, saithe, Alaska pollack and haddock.

Prices

The price received for our products is determined by the relevant market prices. Our achieved prices may deviate from market prices due to differences in the quality of our product, sales contracts, which typically fix the sales price for a period of three to 12 months, and our ability to place our products efficiently in the market. We aim to sell our products at or above market prices, and we measure our ability to do so through price achievement, which measures the prices at which we sell our products against the relevant salmon price index or reference price.

We have been actively pursuing strategies to reduce our dependence on market prices for salmon by increasing our capacity to produce more value-added products, which are generally associated with more stable consumer prices. In line with this strategy, we acquired Morpol, and continue to open secondary processing facilities. In 2014, we started operations at our secondary processing facilities in Rosyth, Scotland, producing fresh fillets and smoked salmon for the UK and export markets.

In order to further strengthen our competitiveness in the production of value-added products, we completed the restructuring of our operations in VAP Europe in 2014, where we reduced the number of production facilities from 13 to eight.

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

MARKET REFERENCE PRICES 2007 - 2015 YEAR TO DATE

NOK/KG (OSLO)
USD/KG (MIAMI, SEATTLE)
60
50
40
30
20
10
0,0
14
12
10
8
6
4
2
2007
2008
2009
2010
2011
2012
2013
2014
2015
Reference price Norway (Nasdaq HOG Oslo)
Reference price North America (HOG Seattle)
Reference price Chile (C trim fillet in Miami)

  The following table sets forth salmon reference prices per kilogram, based upon source of origin, for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,			Change	Change
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
	(prices in NOK)
Norwegian origin(1)	39.42	38.97	26.15	1.1%	49.0%
Chilean origin(2)	27.06	25.20	18.83	7.3%	33.8%
North American origin(3)	19.66	19.06	13.04	3.1%	46.2%

	Year ended December 31,			Change	Change
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
	(prices in the currency of the market)
Norwegian origin (NOK)(1)	39.42	38.97	26.15	1.1%	49.0%
Chilean origin (USD)(2)	4.29	4.29	3.24	0.1%	32.3%
North American origin (USD)(3)	3.12	3.24	2.25	(3.8)%	44.5%

(1)	Average superior price per kilogram gutted weight (NOS FCA Oslo).

(2)
Average C trim price per kilogram (Urner Barry Miami two to three pounds). C trim refers to a trim of salmon fillet with (a) backbone off, (b) belly bone off, (c) back fin off, fin tissue on and (d) collarbone off.

(3)	Average superior price per pound gutted weight (Urner Barry Seattle 10 to 12 pounds).

Historically, reference prices for salmon have been subject to significant fluctuations, as demand for salmon has been growing steadily, whereas supply has fluctuated strongly due to variations in factors such as smolt release and biological status, including disease.

Although the market price of salmon is established through supply and demand for the product, in the short term, salmon producers are expected to be price takers. The long production cycle and a short time window available for harvesting leave salmon farmers with limited flexibility to manage their short-term supply. In addition, salmon is generally sold as a fresh commodity with a limited product lifespan, further restricting producers’ ability to control short-term supply.

Global harvest volume of salmon by region for the years ended December 31, 2014, 2013 and 2012 was as follows:

	Year ended December 31,
	2014	2013	2012
	(in tonnes GWE)
Norway	1,079,100	1,029,200	1,064,800
Chile	524,600	421,300	327,600
Scotland	154,500	142,000	143,500
North America	109,300	121,900	140,500
Faroe Islands	74,200	65,300	63,300
Australia	35,100	35,100	32,900
Ireland	11,100	9,500	14,000
Other	16,300	12,800	10,500
Total global harvest volume of salmon	2,004,200	1,837,100	1,797,100

Source: Kontali

Between 2013 and 2014, the global harvest volume of Atlantic salmon increased by 167,100 tonnes compared with 2013 to approximately 2,004,200 tonnes gutted weight. North American volumes were reduced by 12,600 tonnes gutted weight as part of a managed temporary exit from certain areas due to biological challenges. Supply from Chile and Norway increased by 103,300 tonnes and 49,900 tonnes gutted weight respectively. The Chilean salmon farming industry was affected by a severe outbreak of Infectious Salmon Anemia between 2007 and 2009, and, as a result, the harvested volume of Atlantic salmon in Chile fell from approximately 350,000 to approximately 117,000 tonnes of gutted weight from 2005 to 2010. Since 2011, the Chilean industry has been experiencing a recovery, with the harvest volume rising to 524,600 tonnes of gutted weight in 2014.

During the year ended December 31, 2014, reference prices for salmon increased by 1.1% for salmon of Norwegian origin, and 0.1% for salmon of Chilean origin, while the price of salmon of North American origin decreased by 3.8% measured, in each case, in the currency of the market.

As our Irish operation produces mainly organic salmon, there is no reference price available for benchmarking our salmon of Irish origin. Salmon from our Irish operations is sold mainly on contracts.

Prices for the products produced by VAP Europe and Morpol are primarily driven by customer demand and the cost of the raw materials used in their production. Because secondary processed products, including VAP, are to some extent considered to be premium products, demand fluctuates with the state of regional and global economies and the consumers’ general wealth. In addition, global trends in consumer tastes affect demand for such products. The cost of raw materials is largely dependent on reference prices, especially Atlantic salmon prices, most of which we supply internally from our Farming segment. In 2014, raw material prices were relatively stable compared to 2013.

Quality

The quality of our fish may greatly affect the price we are able to achieve in comparison with the reference price. Diseases, sea lice, biological issues (such as Kudoa) and stress may all impact the quality of our fish, resulting in downgrading and lower achieved prices. In addition, when the fish reaches reproductive maturity, or maturation, the flesh color and meat quality changes, resulting in lower product quality.

Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish is normally priced based on standard rates of deduction compared with a superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight, depending on the reason for downgrading. In other countries, price deductions related to quality are not as standardized, but the same general principles apply.

 The following table sets forth the share of superior quality salmon harvested by us in the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Quality—superior share	91%	89%	90%

Contracts and Derivative Instruments

To limit our exposure to short and medium-term fluctuations in salmon prices, we enter into sales contracts for future deliveries of our products. Our sales contracts generally have a duration of three to 12 months, and in the past have covered between 20% and 50% of our global harvested volume for the upcoming quarter. Our target is to optimize the contract portfolio to attain the best possible mix of contract share and spot price, with an average contract coverage ratio typically between 20% and 50%. The following table sets forth our contract coverage for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Contract coverage(1)	36%	37%	33%

(1)	Contract coverage represents the percentage of our products that was sold pursuant to short and medium term (three to 12 months) fixed price contracts.

Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than reference price.

We also utilize salmon derivatives to hedge our exposure to fluctuations in reference prices. Salmon derivatives provide the same hedge against exposure to spot price fluctuations as contracts for future sales of salmon to customers, so we use hedging instruments as well as contracts to achieve our contract coverage goals described above. Gain and loss recognized by us through our salmon derivatives, both realized and unrealized, for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Realized gain/(loss)(1)	-32.3	31.0	79.4
Unrealized gain/(loss)(2)	54.4	-30.2	-105.8
Financial gain, net(3)	2.3	3.9	—

(1)	Recognized in revenue/cost of material.

(2)	Recognized in other income.

(3)	Recognized in other financial items.

Realized operational gains and losses on salmon derivative instruments are recognized within revenues or cost of materials. Unrealized operational gains and losses are included in other income, but we exclude this value when calculating

Operational EBIT. Operational EBIT is a non-IFRS financial measure. See “Item 3, Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and for a reconciliation of Group Operational EBIT to Group EBIT. In addition to the operational hedging, we also invest in salmon derivatives as a financial activity. Both realized and unrealized gains and losses from such activities are classified as financial items.

Price Achievement

The average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS for salmon of Norwegian and Faroese origin, a derived NOS (NOS + NOK 4.29 in 2014) for salmon of Scottish origin, and Urner Barry for salmon of Canadian and Chilean origin. Our price achievement compared to the reference prices for the years ended December 31, 2014, 2013 and 2012 was as follows:

	Year ended December 31,
	2014	2013	2012
Average price achievement	102%	95%	105%

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

These costs (fish feed, other seawater costs and non-seawater costs) represent the total cost for one kilogram gutted salmon packed in a standard box for shipping (“cost in box”). The term “cost in box” is widely used by the industry and analyst community as an indicator of operational efficiency in fish farming operations. These costs are included in the following line items in our consolidated statement of operations: cost of materials, salary and personnel expenses, other operating expenses and depreciation. The total of feed cost and other seawater costs is the cost of harvested fish in seawater, before transportation to the processing plant. We refer to these costs as biomass costs or biological costs.

Costs in our Feed segment are primarily composed of raw material costs (e.g. fish meal, fish oil, vegetable meals and oils) and costs associated with running feed operations, such as salaries and utilities.

Costs in our Sales and Marketing Business Area are primarily composed of raw materials costs (e.g., primary processed salmon), which we to a large extent produce internally for our VAP Europe and Morpol operations, and costs associated with running secondary processing operations, such as salaries and utilities. We measure our secondary processing operational efficiency through yield and throughput. Yield measures the number of kilograms of end product we are able to produce from one kilogram of raw materials. Throughput measures our secondary processing cost per kilogram produced.

Because it takes two to three years to bring a salmon to harvestable size, fish feed prices and prices for other costs associated with the farming of fish accumulate over multiple periods (i.e., the entire life of the fish), and affect the cost of materials recognized in the period when our fish is harvested and sold. Costs associated with secondary processing are expensed in the period in which the product is sold.

The following table demonstrates the composition of our cost of materials recognized in the year ended December 31, 2014:

Year ended December 31, 2014
(in NOK million)
Feed purchases(1)	4,751.3
Other purchases(2)	8,154.7
Net to (from) stock/change in inventory(3)	-2,118.4
Freight and other income reductions(4)	1,921.7
Other costs of materials(5)	968.1
Cost of materials	13,677.4

(1)	Feed purchases represent the cost of fish feed fed to our fish during the period.

(2)
Other purchases primarily represent seafood raw materials purchased for trading or use in our secondary processing from third parties (e.g., cod, Alaska pollack, shrimp, plaice, redfish and pangasius), packaging material, medications and third party services.

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

(4)	Primarily represents costs associated with transportation of our products to customers.

(5)	Other costs of materials mainly relates to purchases of feed raw materials.

Fish feed

Fish feed is our largest expense category, and it accounted for approximately 50% of our “cost in box” per kilogram in 2014.

In addition to own production of feed, we procure our fish feed from a limited number of suppliers globally, primarily Skretting and BioMar. Our arrangements with the suppliers generally provide that we acquire the fish feed at prices tied to the market prices for the raw materials used in producing the feed, such as fish meal, fish oil, vegetable oils and meals. The arrangements are subject to a minimum fee per kilogram of fish feed, structured to cover the suppliers’ operational costs and margins. Our arrangements generally do not contain minimum or maximum fish feed purchase quantities.

The yield generated from our fish feed is affected by the feed conversion rates, which is the number of kilograms of fish feed needed to increase a fish’s bodyweight by one kilogram. Our feed conversion rate is typically between 1.1 and 1.2 kilograms of feed per kilogram of fish produced.

The following table sets forth our fish feed cost per kilogram of fish harvested in the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK per kg)
Group feed cost per kilogram(1)	12.99	12.61	11.74

(1)	Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested biomass by tonnes gutted weight of salmon harvested.

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

Other purchases (including purchases for trading/further processing)

Other purchases primarily represent seafood raw materials (e.g., salmon, cod, Alaska pollack, shrimp, plaice, redfish and pangasius) purchased from third parties for trading (i.e., for sale to customer by our Markets segment) or use in our secondary processing operations. Third party purchases of raw materials are not affected by our harvest volume. Instead, expense associated with such purchases is driven by market prices of the underlying seafood and the volume of our purchases, which are dependent on our secondary processing volume and our desired levels of trading. Other purchases also include packaging material, medications and third party processing services. Packaging materials include all packaging materials from bulk bins to end consumer wrapping. The processing activity is the main driver for the cost of packaging materials. Medications refer to the cost of vaccines and medicines used in our farming operations and the cost driver is the need for treatments combined with the cost per unit for vaccines and medical treatment.

Biological factors

Biological factors, such as fish mortality, fish diseases and sea lice affect our harvest volumes and therefore our revenue, but also our costs. We may be required to expend resources to mitigate the effects of the foregoing factors (e.g., costs of vaccines) and the cost per kilogram increases if fish die or growth is impaired.

Fish diseases

Farmed salmon is exposed to various infectious and non-infectious diseases. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Fish Farming Operations—Our fish stocks, operations and reputation can be adversely affected by various diseases.”

An outbreak of a disease represents a cost for us through direct loss of fish. In addition, disease can result in lost growth of fish, accelerated harvesting and reduced quality of harvested fish, which would affect our revenues. In some cases, a disease outbreak may be followed by a subsequent period of reduced production resulting in lower revenues.

Fish survival

Fish survival rates are affected by a number of factors, including infectious and non-infectious diseases, wounds, predators and fish treatment. We expense extraordinary mortality in the period when incidents occur. The cost associated with normal mortality is included in the value of the remaining inventory, contributing to the increased cost of the fish when harvested and sold.

Sea lice management

Sea lice, of which there are several species, are naturally occurring seawater parasites. They infect the salmon’s skin and, if not controlled, they can cause lesions, secondary infections and mortality. Sea lice can be controlled through good husbandry and management practices, the use of pharmaceutical products, cleaner fish (different wrasse species that eat parasites off the salmon’s skin) and hydrogen peroxide and freshwater baths. Sea lice management is important from a fish wellbeing (to minimize potential skin damage and wounds) and cost perspective (treatment). Ensuring that sea lice from farms do not have a negative impact on wild salmonid stocks is also important from an environmental perspective.

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

The following table presents biological assets adjustment recognized by us in our profit and loss statement and the statement of financial position as of and for the years ended December 31, 2014, 2013 and 2012:

	As of and for the Year ended December 31,
	2014	2013	2012
	(in NOK million)
In profit and loss
Fair value uplift on harvested fish	-5,518.5	-4,323.7	-1,597.5
Fair value adjustment on biological assets	5,007.7	6,118.3	1,993.5
In statement of financial position
Fair value adjustment on biological assets	2,258.4	2,742.9	835.7
Biomass at cost	7,755.6	6,793.7	5,372.1
Total biological assets	10,014.0	9,356.6	6,207.9
Carrying amount of biomass opening balance	9,536.6	6,207.9	6,239.3
Purchases in the period	10,277.8	8,540.8	7,704.8
Change in fair value biomass in sea	5,007.7	6,105.0	1,993.5
Fair value on harvested biomass	-5,518.5	-4,323.7	-1,597.5
Mortality of fish in sea	-310.9	-158.4	-141.4
Cost of harvested fish	-9,635.7	-7,406.1	-7,879.0
Assets acquired — continued operations	168.4	338.9	—
Currency translation effects	488.6	232.2	-111.8
Carrying amount of biomass—closing balance	10,014.0	9,356.6	6,207.9

Other non-operational items

Other non-operational items refer to an accrual related to a notification by the European Commission as a consequence of an alleged breach of the provisions of the European Merger Control Rules.

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

The following table presents net currency effects recognized by us in our profit and loss statement for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in NOK million)
Currency gain/(loss) on interest-bearing debt	-252.3	-528.5	206.9
Currency gain on bank, trade receivables/payables	135.3	105.7	1.5
Gain/(loss) on short-term transaction hedges	-233.1	46.6	38.8
Realized gain/(loss) on long-term cash flow hedges	-38.3	64.5	276.1
Net currency gain/(loss)	-388.4	-311.7	523.3

To mitigate the potential fluctuation effects on our cash flows, we maintain a foreign exchange strategy designated to manage these exposures both in the short and long term, as discussed further in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange.”

Other Financial Items

The major component of our other financial items is the change in fair value of the conversion liability component of our EUR 350 million convertible bonds issued in 2013 and the EUR 375 million convertible bonds issued in 2014, with the fair value fluctuating both with changes in the exchange rate between EUR and NOK and the market price of our shares. Fluctuations in income/expense recorded in relation to the conversion liability component of the convertible bond are not taxable, so these fluctuations also affect our tax expense as a percentage of earnings before taxes for a given period. See note 11 to our financial statements included in this annual report.

In March 2015, we launched a voluntary incentive payment offer to convert all of the EUR 350 million principal amount on our convertible bonds due 2018. Bondholders who exercised their conversion rights received ordinary shares, cash consideration and accrued interest. Bondholders representing an aggregate principal loan amount of EUR 348 million, or 99.43% of the total outstanding amount of the bonds, elected to convert their bonds into shares. The offer will not affect the rights of holders of the bonds who did not exercise their conversion rights. For further information on the conversion of our EUR 350 million convertible bonds, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Conversion of EUR 348 million principal amount of convertible bonds due 2018”.

We discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014, as they no longer qualify for hedge accounting. The cumulative gain on the hedged interest rate swaps that has been recognized in other comprehensive income has been reclassified from equity to profit or loss as it is no longer highly probable that the forecast transactions are expected to occur. The cumulative gain on the currency cash flow hedges that had been recognized in other comprehensive income will be reclassified from equity to profit and loss when the expected forecast transaction occurred.

Non-IFRS Measures

Operational EBIT.    Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from earnings before interest and taxes, or EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized salmon derivatives (at Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) it does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) it does not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure. We present Operational EBIT at Group level, by country of origin and by segment. Refer to “Item 3. Key Information—A. Selected Financial Data” for a reconciliation of Operational EBIT to EBIT at Group level and by country of origin. For a reconciliation of our Operational EBIT by segment to EBIT, see Note 4 to our financial statements included in this annual report.

ROCE.    ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as the average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts, for the period from December 31, 2012 until September 30, 2013, our investment in Morpol, and for the years ended December 31, 2013 and December 31, 2014, business held for sale. The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpol’s financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors we take into account in determining the amount of performance-based compensation paid to our management. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. Refer to “Item 3. Key Information—A. Selected Financial Data” for calculation of ROCE.

The following table sets forth our Group Operational EBIT and ROCE for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)
Operational EBIT (in NOK million)	4,254.0	3,212.4	643.4
Group EBIT (in NOK million)	3,633.4	4,661.8	1,009.8
ROCE	20.2%	18.5%	3.9%

Analysis of Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Morpol was consolidated into the Group figures from September 30, 2013. Acuinova was consolidated into the Group figures from December 23, 2014.

Set out below are our consolidated statements of operations data for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	(in NOK million)		(as percentage of revenue)
	2014	2013	2014	2013
Consolidated Income Statement Data
Revenue and other income	25,531.3	19,199.4	100%	100.0%
Cost of materials	-13,677.4	-9,998.5	-53.6%	-52.1%
Fair value uplift on harvested fish	-5,518.5	-4,323.7	-21.6%	-22.5%
Fair value adjustment on biological assets	5,007.7	6,118.3	19.6%	31.9%
Salary and personnel expenses	-3,320.9	-2,674.3	-13.0%	-13.9%
Other operating expenses	-3,350.0	-2,581.9	-13.1%	-13.4%
Depreciation and amortization	-966.8	-762.5	-3.8%	-4.0%
Provision for onerous contracts	23.7	-124.7	0.1%	-0.6%
Restructuring cost	-52.9	-272.8	-0.2%	-1.4%
Other non-operational items	-168.2	-74.4	-0.7%	-0.4%
Income/loss from associated companies	149.5	221.8	0.6%	1.2%
Impairment losses	-24.1	-65.0	-0.1%	-0.3%
Earnings before interest and taxes (EBIT)	3,633.4	4,661.8	14.2%	24.3%
Interest expenses	-544.6	-640.2	-2.1%	-3.3%
Net currency effects	-388.4	-311.7	-1.5%	-1.6%
Other financial items	-1,213.7	-252.4	-4.8%	-1.3%
Earnings before taxes (EBT)	1,486.7	3,457.4	5.8%	18.0%
Taxes	-752.0	-1,026.8	-2.9%	-5.3%
Net earnings from continuing operations	734.8	2,430.6	2.9%	12.7%
Profit after tax from discontinued operations/assets held for sale	204.8	91.9	0.8%	0.5%
Profit or loss for the period	939.5	2,522.5	3.7%	13.1%
Attributable to:			—%	—%
Non-controlling interests	3.9	7.4	—%	—%
Owners of Marine Harvest ASA	935.6	2,515.1	3.7%	13.1%

Revenue and other income

Revenue and other income for the year ended December 31, 2014 was NOK 25,531.3 million, an increase of 33.0%, or NOK 6,331.9 million, compared with NOK 19,199.4 million in 2013. Revenues achieved in 2014 were our highest ever, and the increase compared with 2013 was primarily driven by a 21.8% increase in the volume of fish harvested and the consolidation of Morpol into our profit and loss figures for the full year. A total of 418,873 tonnes gutted weight of salmon was harvested in 2014, an all-time high compared with 343,772 tonnes in 2013. The growth was due to increased stocking in 2013 and good growth conditions in the sea throughout 2014. Salmon of Norwegian and Chilean origins recorded the highest growth with an increase of 35,527 tonnes and 39,223 tonnes gutted weight respectively. The harvest volume of our Norwegian salmon was positively impacted by higher seawater temperatures combined with changes in the stocking pattern in 2012 and 2013. The harvest volume of our Chilean salmon increased due to our decision to increase the smolt stocking in 2012 and 2013 as well as overall good conditions for growth.

The development in the reference prices showed a diverging trend in 2014. For the full year, the reference prices for Atlantic salmon measured in NOK and USD, respectively, were up by 1.1% for salmon of Norwegian origin, stable for salmon of Chilean origin and down by 3.8% for salmon of North American origin compared with 2013. The overall average price achieved was 2% above the reference price in 2014, compared with 5% below the reference price in 2013 due to a more favorable contract portfolio.

Cost of materials

The table below presents a breakdown of our cost of materials for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in NOK million)%
Feed purchases	4,751.3	4,998.6	-247.3	(4.9)%
Other purchases	8,154.7	5,809.5	2,345.2	40.4%
Net change in inventory	-2,118.4	-2,176.9	58.5	(2.7)%
Freight and other income reductions	1,921.7	1,402.6	519.1	37.0%
Other costs of materials	968.1	-35.3	1,003.4	—%
Total cost of materials	13,677.4	9,998.5	3,678.9	36.8%

The cost of materials for the year ended December 31, 2014 was NOK 13,677.4 million, an increase of 36.8%, or NOK 3,678.9 million, compared with NOK 9,998.5 million in 2013. The increase was primarily driven by purchases of raw materials related to feed production, increased costs related to health and smolt in farming, and the consolidation of Morpol into the Group for the full year. Feed purchases amounted to NOK 4,751.3 million in 2014, compared with NOK 4,998.6 million in 2013. Feed purchases at Group level do not include purchases of our own produced feed as this is eliminated in our consolidated accounts. Internal feed purchases amounted to NOK 1,210.6 million in 2014, compared with none in 2013. The increase in feed purchases (including our own feed) is a result of increased sea water production in 2014. The price of fish feed increased by approximately 3%, while the quantity of fish feed used in our operations increased by approximately 16% in 2014 due to higher net production. Other purchases increased between 2013 and 2014 as these costs to a large extent depend on trading and secondary processing activity, and the consolidation of Morpol for the full year is the main driver for this increase. Freight and other income reductions in the year ended December 31, 2014 were 37.0% higher than in the same period in 2013 at NOK 1,921.7 million mainly due to the increased volume and the consolidation of Morpol for the full year. Other costs of materials for the year ended December 31, 2014 relate to purchases and inventory of feed raw materials for our feed production. There were no such purchases in 2013.

Salary and personnel expenses

The table below presents a breakdown of our salary and personnel expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in NOK million)%
Gross wages/salaries	2,367.7	1,766.1	601.6	34.1%
Third party staff (temporary labor)	271.3	238.8	32.6	13.6%
Bonus and share price based bonus scheme	153.7	196.1	(42.4)	(21.6)%
Social securities	347.7	316.6	31.1	9.8%
Other personal expenses	180.4	156.6	23.8	15.2%
Total salary and personnel expenses	3,320.9	2,674.3	646.6	24.2%

The increase in salary and personnel expenses for the year ended December 31, 2014 of NOK 646.6 million or 24.2% compared with the same period in 2013 was primarily driven by a NOK 601.6 million increase in gross wages and salaries as a result of the consolidation of Morpol for the full year, the commencement of operations of the feed plant in Norway and increased activity in general.

Other operating expenses

The table below presents a breakdown of our other operating expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in NOK million)%
Maintenance	886.0	720.1	165.9	23.0%
Electricity and fuel	424.7	329.6	95.0	28.8%
Rent and leases	419.3	287.4	131.8	45.9%
Third party services	345.0	240.1	105.0	43.7%
Insurance	168.3	136.5	31.8	23.3%
Consultancy and audit fees	215.5	194.4	21.1	10.9%
Communication/IT	162.8	118.3	44.5	37.6%
Travel	132.3	102.9	29.4	28.6%
Advertising and promotion	99.2	78.1	21.1	27.0%
Other expenses	496.9	374.5	122.4	32.7%
Total other operating expenses	3,350.0	2,581.9	768.1	29.7%

Other operating expenses increased by NOK 768.1 million or 29.7% during the year ended December 31, 2014 compared with the same period in 2013. The increase was partly due to the consolidation of Morpol for the full year, which had a total impact of NOK 287.3 million. The remaining increase relates to higher maintenance, rents and leases, third party services, and other expenses. The increase in maintenance costs and rent and leases was attributed to increased seawater activity in farming. The increase in third party services and other operating costs was mainly driven by the consolidation of Morpol for the full year.

Net fair value on biological assets

We recognized a fair value uplift on harvested fish and a fair value adjustment on biological assets of NOK -5,518.6 million and NOK 5,007.7 million, respectively, for the year ended December 31, 2014. In the year ended December 31, 2013, these amounts were NOK -4,323.7 million and NOK 6,118.3 million respectively. The net fair value adjustment on biological assets was NOK -510.7 million for the year ended December 31, 2014, compared with NOK 1,794.6 million in the same period in 2013. The reduction is attributed to the reduction in the market prices for Atlantic salmon. In Scotland, increasing production cost of standing biomass, due to biological challenges, and reduced average weight compared with year end 2013 had a negative effect on the net fair value.

Restructuring costs

During the second quarter of 2013, we launched restructuring initiatives in VAP Europe. The initiatives included reducing the number of processing sites from 13 to eight. The closure of the last plant took place in June 2014. Because the number of employees in the affected French smoked salmon plant who accepted job opportunities in a near-by plant was less than expected, we recognized additional restructuring costs in the amount of NOK 38.8 million in 2014. In addition to the VAP Europe restructuring, we co-located the Norwegian Sales and Logistics operations during the year. In total, we recognized restructuring provisions in the amount of NOK 52.9 million for the year ended December 31, 2014. The corresponding figure for 2013 was NOK 272.8 million.

Income/loss from associated companies

We recognized an income from associated companies of NOK 149.5 million for the year ended December 31, 2014 compared with NOK 221.8 million in 2013. The reduction was primarily due to the reduction in net income from Nova Sea AS. The income from Nova Sea includes fair value adjustment on biomass.

Earnings before financial items (EBIT)

As a result of the foregoing, our EBIT was NOK 3,633.4 million in the year ended December 31, 2014, compared with NOK 4,661.8 million in the same period in 2013.

Financial items

Set out below are the primary components of our net financial items for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in NOK million)%
Interest expense	-544.6	-640.2	95.7	-14.9%
Net currency effects	-388.4	-311.7	-76.7	24.6%
Other financial items	-1,213.7	-252.4	-961.3	380.8%

Interest expense

Interest expense decreased by 14.9% in the year ended December 31, 2014 to NOK - 544.6 million compared with NOK 640.2 million in the same period in 2013 due to the more favorable composition of interest-bearing debt, with a higher share of convertible bonds at favorable terms. The average interest bearing debt for 2014 was NOK 8,529.3 million compared with NOK 6,585.8 million in 2013. Net interest-bearing debt at year end totaled NOK 9,267.9 million. This figure was significantly influenced by the weakening of the NOK relative to the company’s main borrowing currencies (EUR, USD and GBP).

Net currency effects

Net currency effects for the year ended December 31, 2014 were NOK -388.4 million, compared with NOK -311.7 million in 2013. The reduction was primarily due to the depreciation of the NOK against the EUR, the currency in which most of our interest bearing debt is denominated, and losses on short-term cash flow hedges.

 Other financial items

For the year ended December 31, 2014, other financial items were NOK -1,213.7 million compared with NOK -252.4 million in 2013. The change in the fair value of the conversion liability components of the convertible bonds amounted to NOK -1,171.3 million while the change in the fair value of financial instruments was NOK -108.9 million. The negative values were partially offset by dividends received of NOK 9.0 million and a change in the fair value of shares of NOK 33.8 million. The amount in 2013 was mainly due to an unrealized loss from the convertible bond of NOK – 516.1 million, partially offset by dividend, gain on sales of shares of NOK 134.9 million and a change in the fair value of shares of NOK 60.8 million.

Taxes

For the year ended December 31, 2014, our tax expense was NOK 752.0 million, compared with NOK 1,026.8 million in 2013. The main driver for the decreased tax expense was the reduction in earnings before taxes. Unrealized loss from the convertible bond negatively influenced the calculated tax expense as this is not a deductible item.

Profit from continuing operations

As a result of the foregoing, our profit decreased by NOK 1,583.0 million in 2014 to NOK 939.5 million, from NOK 2,522.5 million for the year ended December 31, 2013.

Non-IFRS Financial Measures

Operational EBIT

Group Operational EBIT increased by 32%, from NOK 3,212.4 million for the year ended December 31, 2013 to NOK 4,254.0 million for the year ended December 31, 2014. The main reason for the positive development was the increase in volume of harvested salmon. Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to

Group EBIT. Our EBIT was NOK 3,633.4 million in the year ended December 31, 2014, compared with NOK 4,661.8 million in the same period in 2013. Operational EBIT by segment is a non-IFRS financial measure.

ROCE

ROCE was 20.2% for the year ended December 31, 2014, compared with 18.5% compared with 2013, reflecting change in profit and the fair value adjustment on biological assets. The fair value adjustment on biological assets was NOK 2.305.4 million lower in the year ended December 31, 2014 compared with the same period in 2013. This value is excluded from our ROCE calculations. ROCE is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate ROCE.

Segment Reporting

The following is a discussion of our operational results by business segment and based on the salmon’s source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance.

Operational EBIT by segment

The following table sets forth Operational EBIT of each of our operating segments for the years ended December 31, 2014 and 2013. Operational EBIT by segment is non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT:

	Year ended December 31,
	2014	2013
	(in NOK million)
Operational EBIT—Feed	47.1	-22.9
Operational EBIT—Farming	3,651.2	3,001.1
Operational EBIT—Markets	518.4	346.3
Operational EBIT—VAP Europe (1)	-19.8	-57.7
Operational EBIT—Morpol (1)	138.5	62.6
Operational EBIT—Other	-81.4	-117.1
Group Operational EBIT(2)	4,254.0	3,212.4
Group EBIT	3,633.4	4,661.8

(1)	Beginning on January 1, 2015, our Morpol and VAP Europe segments were consolidated into a single segment: Consumer Products.

(2)
Group Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT.

Feed

Our feed operation commenced commercial production in July 2014. Feed’s Operational EBIT was NOK 47.1 million for the year ended December 31, 2014, compared with NOK -22.9 million in 2013. Favorable raw material purchases contributed to good profitability, as raw materials constitute approximately 80% of the total cost of feed. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. During its first six months in operation, the plant produced 128,807 tonnes of feed for our Norwegian farming units, or approximately 35% of the full year needs in the Norwegian farming operations, based on 2014 production. In the fourth quarter of 2014, we were more than 60% self-sufficient in feed in Norway.

Farming

Farming’s Operational EBIT was NOK 3,651.2 million in the year ended December 31, 2014, compared with NOK 3,001.1 million in the year ended December 31, 2013. The increase was primarily a result of the 22% increase in the volume harvested, primarily of salmon of Norwegian and Chilean origin, combined with slightly higher market prices and improved price achievement. On the cost side, the cost in box increased for salmon of Norwegian, Scottish, Canadian and Faroese origin, mainly due to increasing health costs and reduced survival. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

For details with regard to the operational development of the farming entities, please see the discussion under the salmon’s source of origin.

Sales and Marketing

The Sales and Marketing Business Area consist of Markets, VAP Euorpe and Morpol. In June 2014, we announced the launch of the Consumer Products segment, which is the consolidated operations of VAP Europe and Morpol. Consumer Products is reported as one segment from January 1, 2015.

Markets

Markets’ Operational EBIT for the year ended December 31, 2014 was NOK 518.4 million, compared with NOK 346.3 million in 2013. The 2014 Operational EBIT was comprised of NOK 329.3 million from Markets Europe, NOK 70.5 million from Markets Asia and NOK 118.7 million from Markets Americas, compared with NOK 291.1 million, NOK 16.1 million and NOK 39.0 million, respectively, in 2013. The increase was driven by improvements in yield and production efficiency. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. The European market remained strong in 2014 and our price achievement was above the reference price for salmon of all European origins. The spot price performance for salmon of Norwegian, Scottish and Faroese origins improved in 2014 compared to 2013. Volume sold was significantly higher in 2014 compared with 2013 due to the increase in harvest volume. The Asian market was very strong in 2014, with double digit growth rates recorded in many key markets (China/Hong Kong, South Korea/Taiwan). The growth in Japan was also good up 7.7% compared to 2013 due to increased volume and improved margins. The performance of our Asian Markets organization was significantly improved compared with 2013 with high volume and margin growth. Our brand building efforts continue in this market with strong performance recorded both for our Mowi salmon in Japan and Supreme Salmon in Taiwan. The American market started the year with record high prices for salmon of North American origin, but significant supply growth contributed to price pressure in this market during the year. Our American markets organization performed well compared with the reference prices, especially in the second half of the year due to strong spot market performance. We launched our brand Rebel Fish at the Boston Seafood Show in the beginning of the year, a product that has been well received in the market. The price achievement of our Markets organization is discussed under “Operational performance by country of origin”.

VAP Europe

VAP Europe’s Operational EBIT for the year ended December 31, 2014 was NOK -19.8 million, compared with NOK -57.7 million in 2013. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. The share of salmon products in percent of total sales value was 72% in 2014 compared with 69.0% in 2013. Despite the challenging French market for fresh and smoked salmon sales, where full year sales were down by 15% and 9%, respectively, compared with 2013, total volume sold was stable compared with 2013 at 59,867 tonnes end product weight, due to extensive efforts to grow sales. The restructuring of operations, resulting in the reduction of the number of production facilities from 13 to eight, was completed in the first half of the year. The closure of the last plant took place in June 2014. As the number of employees in the affected French smoked salmon plant who accepted job opportunities in a near by plant was lower than expected, we recognized additional restructuring costs in the amount of NOK 38.8 million in 2014. Improvements in yield and underlying efficiency were reported during the course of the year. Processing costs per kilogram produced were reduced by 5.4% from 2013 to 2014 as a result of actions taken to improve efficiency. The improvement was particularly strong for variable production costs.

Morpol

Morpol’s Operational EBIT for the year ended December 31, 2014 was NOK 138.5 million, compared with NOK 62.6 million in 2013. Since Morpol was consolidated into our accounts from September 30, 2013, 2014 represents the first full year of operations within our Group. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. Despite the challenging French market for cold-smoked products due to the economic recession, our operations have been able to grow volume through the introduction of new products and increased sales of fresh premium and specialty products. Total volume sold for the year ended December 31, 2014 was 49,215 tonnes end product weight (excluding by-products). Total processing costs per kilogram produced increased by 12.8% from 2013 to 2014 due to changes both in the product mix and in the operating plant mix. Morpol is the world’s largest secondary processor of salmon as measured by volume of salmon produced, and the fish processing plant in Ustka, Poland is the largest in Europe measured by volume of capacity.

Operational performance by country of origin

Set out below are certain operating metrics by country of origin of our harvested salmon for the years ended December 31, 2014 and 2013:

	Salmon of
	Norwegian Origin	Scottish Origin	Canadian Origin	Chilean Origin	Irish Origin	Faroese Origin	Other	MH Total
Year ended December 31, 2014 (unaudited)
Harvest volume of salmon(1)	258,021	48,858	26,697	67,504	6,260	11,532	—	418,873
Average price achievement(2)	100%	109%	100%	106%	—	107%	—	102%
Contract coverage(3)	41%	56%	—%	23%	89%	2%	—	36%
Quality—superior share(4)	93%	94%	84%	86%	88%	96%	—	91%
Feed cost (NOK per kg)(5)	—	—	—	—	—	—	—	12.99
Operational EBIT (NOK per kg)(6)	11.81	9.62	9.40	4.70	5.20	14.28	-0.07	10.16
EBIT (NOK per kg)	13.05	5.33	4.10	1.35	7.48	4.98	-0.71	8.67
Year ended December 31, 2013 (unaudited)
Harvest volume of salmon(1)	222,494	48,389	33,059	28,281	5,883	5,665	—	343,772
Average price achievement(2)	94%	92%	101%	101%	—%	98%	—%	95%
Contract coverage(3)	37%	61%	2%	32%	93%	6%	—%	37%
Quality—superior share(4)	88%	94%	86%	87%	87%	95%	—%	89%
Feed cost (NOK per kg)(5)	—	—	—	—	—	—	—	12.61
Operational EBIT (NOK per kg)(6)	10.82	12.44	10.19	-2.32	-5.02	14.86	-0.37	9.34
EBIT (NOK per kg)	16.36	15.65	17.21	0.76	-4.58	30.93	-1.38	13.56

(1)
We measure our harvest volume in terms of tonnes of gutted weight of salmon. Harvest volume of salmon is a key measure of our success as, in the absence of trading, it corresponds to the volume of salmon available for sale. As trading volume generally achieves limited margin, harvested volume is the volume-related driver of our profit.

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

(4)
The superior share of salmon is the percentage of the total volume of salmon harvested as superior salmon divided by the total volume of harvested salmon. If salmon for some reason, e.g., pale color or scale loss, cannot be classified as a superior product, it is downgraded and sold as production or ordinary grade product at a lower price.

(5)	Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested fish by tonnes of gutted weight of salmon harvested.

(6)
Operational EBIT at Group level and by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT to EBIT.

Salmon of Norwegian Origin

Operational EBIT

Our Operational EBIT for salmon of Norwegian origin was a record high at NOK 3,046.6 million for the year ended December 31, 2014 compared with NOK 2,410.3 million in 2013. Operational EBIT per kilogram was NOK 11.81 compared with NOK 10.83 in 2013 due to slightly increased salmon prices, improved price achievement and increased harvest volume (reflecting positive scale effects), partially offset by increased costs mainly due to sea lice mitigation and reduced survival. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Norwegian origin was NOK 3,367.2 million in the year ended December 31, 2014 compared with NOK 3,641.2 million in the same period in 2013. EBIT per kilogram was NOK 13.05 in 2014 compared to NOK 16.37 in 2013.

Price and volume developments

The reference price was slightly higher in 2014 compared with 2013 as the European market remained strong throughout the year. Our price achievement for the year ended December 31, 2014 was equal to the reference price, which was an improvement from the same period in 2013 of 6% below the reference price. The improvement was primarily due to a more favorable contract portfolio and improved quality. The contract share was 41% in 2014 in a market with falling prices in the second half of the year, compared with 37% in 2013 in a market of rapidly increasing prices. The superior share of salmon harvested in 2014 was 93% compared with 88% in 2013. In 2013, the quality of our salmon was affected by winter wounds.

Harvest volume in the year ended December 31, 2014 was a record high at 258,021 tonnes gutted weight, representing an increase of 35,527 tonnes from the same period in 2013 of 222,494 tonnes gutted weight. Higher seawater temperatures and improved growth, combined with increased smolt stocking in 2013 contributed to the increase in harvested volume in 2014.

Costs and operations

Total cost per kilogram of our salmon of Norwegian origin harvested in 2014 increased by 5.3% compared with the cost of salmon harvested in 2013. The primary driver for the cost increase was a rise in the cost of sea lice and AGD mitigation combined with reduced survival, mainly due to losses during sea lice treatment. The cost of feed for the fish harvested in 2014 was 0.9% higher than in 2013. Other seawater costs per kilogram of fish harvested were higher in 2014 than in 2013 due to higher sea lice pressure contributing to an increased number of treatments and harvesting of small fish due to fallowing requirements and biological challenges. As in previous years, sea lice mitigation costs for the fish harvested in 2014 were high. The exceptional cost related to sea lice mitigation amounted to NOK 302.9 million in 2014, almost double the amount compared with NOK 154.1 million in 2013.

Non-seawater costs per kilogram of fish harvested in 2014 increased by 4.6% compared with 2013 due to reduced survival mainly after sea lice treatment, partially offset by the increase in harvest volume (reflecting positive scale effects). Exceptional mortality totaling NOK 87.5 million was recognized in 2014. Exceptional mortality costs in 2013 were
NOK 33.2 million.

Salmon of Scottish Origin

Operational EBIT

Our Operational EBIT for salmon of Scottish origin was NOK 470.2 million for the year ended December 31, 2014 compared with NOK 602.7 million in 2013. Operational EBIT per kilogram was NOK 9.62 in 2014 compared with NOK 12.45 in 2013. Biological challenges caused increased costs and reduced survival in 2014. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Scottish origin was NOK 260.5 million in the year ended December 31, 2014 compared with NOK 757.8 million in the same period in 2013. EBIT per kilogram was NOK 5.33 in 2014 compared with NOK 15.66 in 2013.

Price and volume developments

The reference price was lower in 2014 compared with 2013 due to the strengthening of the GBP towards the NOK, where the NOK is the currency from which the reference price is derived. Our price achievement for salmon of Scottish origin for the year ended December 31, 2014 was 9% above the reference price, which was a significant improvement from the same period in 2013 when the achieved price was 8% below the reference price. The price achievement was impacted by high contract coverage in a market with falling prices in the second half of 2014. In 2013, the price achievement was negatively impacted by a high contract share in a market of rapidly increasing prices. The contract coverage was 56% and 61% in 2014 and 2013, respectively. With a superior share of 94% in 2013 and 2014, the effect of downgrading on the price achievement has been limited.

Harvest volume in the year ended December 31, 2014 was similar to the corresponding period in 2013 at 48,858 tonnes gutted weight compared with 48,389 tonnes in 2013.

Costs and operations

Total cost per kilogram of our salmon of Scottish origin harvested in the year ended December 31, 2014 increased by 14.1% compared with the salmon harvested in the same period in 2013, due to increased costs in all main categories.

Feed cost per kilogram of fish harvested increased by 2.5% in 2014, due to higher feed prices partially offset by improved feed conversion rates. Other seawater costs and non-seawater costs per kilogram increased by 14.9% and 33.8%, respectively, compared with 2013. The increase in these costs was mainly due to costs associated with biological challenges (increased treatment and mitigation costs, harvesting of small fish, mortality losses and write down).

As a result of the biological challenges we decided to harvest out one site early due to poor fish performance. The cost per kilogram at this site exceeded the net realizable value, and a write down totaling NOK 9.1 million was therefore recognized in December. In addition, reduced survival was recorded at several sites due to algae, AGD and sea lice treatments. Exceptional mortality totaling NOK 71.4 million was recognized in 2014, compared with NOK 17.5 million in 2013.

Salmon of Canadian Origin

Operational EBIT

Our Operational EBIT for salmon of Canadian origin was NOK 251.1 million for the year ended December 31, 2014 compared with NOK 336.8 million in the same period in 2013 due to a 19.2% reduction in volume harvested. Operational EBIT per kilogram was NOK 9.40 in 2014, compared with NOK 10.19 in 2013. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Canadian origin was NOK 109.5 million in the year ended December 31, 2014 compared with NOK 569.0 million in the same period in 2013. EBIT per kilogram was NOK 4.10 in 2014 compared with NOK 17.21 in 2013.

Price and volume developments

The reference price was lower in the year ended December 31, 2014 compared with the same period in 2013 due to the increase in harvest volume of salmon of Chilean origin. The supply of North American salmon also started to increase in the third quarter of 2014 after a dip in supply in 2013 and first half of 2014. This increase in supply coincided with a significant surge in supply of Chilean salmon, which resulted in significant price pressure. Our price achievement in 2014 was in line with the reference price, which was slightly down from the price achievement in 2013 of 1% above the reference price. There were no contracts for salmon of Canadian origin in 2013 and 2014. There were no exceptional costs for claims and discards attributed to
Kudoa recognized in 2014. In 2013, such costs totaled NOK 16.9 million. The superior share was 84% in 2014, compared with 86% in 2013.

Harvest volume in the year ended December 31, 2014 was 26,697 tonnes gutted weight compared with 33,059 tonnes in the same period in 2013. The reduction was due to reduced smolt stocking in 2012.

Costs and operations

Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2014 increased by 10.1% compared with the salmon harvested in the same period in 2013 due to lower volume harvested (reflected in negative scale effects) and increased feed and other sea water costs.

The feed cost per kilogram of fish harvested in 2014 increased by 5.8% compared with 2013. The cost of feed increased by a higher percentage, but improvements in the feed conversion rate partially mitigated the feed price effect.

Other seawater costs per kilogram of fish harvested in 2014 were higher than for the fish harvested in 2013, due to higher labor, repair and maintenance and medication costs (including mitigation costs related to predation and sea lice management).

Non-seawater costs per kilogram of fish harvested increased compared to 2013 due to the reduction in harvested volume (negative scale effects).

Salmon of Chilean Origin

Operational EBIT

Our Operational EBIT for salmon of Chilean origin was NOK 317.0 million for the year ended December 31, 2014 compared with NOK - 65.7 million in the same period in 2013. Operational EBIT per kilogram was NOK 4.70 in 2014 compared with NOK -2.32 in 2013. Our Operational EBIT in 2013 was affected by one quarter without harvest, due to a decision to reduce the smolt stockings in late 2011 and early 2012. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Chilean origin was NOK 90.8 million in the year ended December 31, 2014 compared with NOK 21.5 million in the same period in 2013. EBIT per kilogram was NOK 1.35 in 2014 compared with NOK 0.76 in 2013.

Price and volume developments

The reference price was at the same level in the year ended December 31, 2014 compared with the same period in 2013 despite the strong overall increase in the harvest volume of salmon of Chilean origin. Our price achievement for 2014 was 6% above the reference price. This was up from the price achievement in 2013 of 1% above the reference price due to favorable spot price achievement in the US and Brazilian markets and a more favorable contract portfolio. The contract coverage was reduced from 32% in 2013 to 23% for the year ended December 31, 2014, as we were reluctant to enter into contracts in a market where spot prices were reduced to a loss making level. The contract contribution was positive in 2014, compared with slightly negative in 2013. The superior share for salmon of Chilean origin was 86% in 2014 compared with 87% in the same period in 2013.

Harvest volume in the year ended December 31, 2014 was significantly higher than in 2013 at 67,504 tonnes gutted weight compared with 28,281 tonnes gutted weight in 2013 due to good seawater growth and increased smolt stocking in 2013.

Costs and operations

Total cost per kilogram of our Chilean salmon harvested in the year ended December 31, 2014 was reduced by 16.7% compared to the salmon harvested in the same period in 2013 due to good seawater growth and higher harvest volume (reflecting positive scale effects).

The feed cost per kilogram of fish harvested in the 2014 decreased by 4.2% compared with the fish harvested in 2013 as a result of improved feed conversion rates and reduced cost per kilogram feed.

Other seawater costs per kilogram of fish harvested in 2014 were 13.2% lower than for the fish harvested in 2013, due to good seawater growth and a more favorable size mix for fish harvested in 2014 compared with 2013, when we had to early harvest some sites in order to comply with the mandatory fallowing periods.

Non-seawater costs per kilogram of fish harvested in 2014 were reduced by 46.6% compared with fish harvested in 2013 due to high harvest volume (reflecting positive scale effects) and reduced mortality losses. Exceptional mortality costs were NOK 7.5 million in 2014 and related to losses in a smolt production unit. Exceptional mortality costs in 2013 were NOK 18.5 million and related to reduced smolt stocking (culling) and mortality caused by low oxygen levels in the sea.

Salmon of Irish Origin

Operational EBIT

Our Operational EBIT for salmon of Irish origin was NOK 32.6 million for the year ended December 31, 2014 compared with NOK -29.6 million in the same period in 2013. Operational EBIT per kilogram amounted to NOK 5.20 in 2014 compared with NOK - 5.02 in 2013. The operational EBIT achieved in 2013 was a result of substantial biological challenges impacting both cost and price achievement. The 2013 biological issues also impacted the cost of harvested biomass in 2014, but reduced biological challenges during the year contributed to significantly improved Operational EBIT for the year. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT by country of origin and reconciliation of Operational EBIT by country of origin to EBIT.  Our EBIT for salmon of Irish origin was NOK 46.8 million in the year ended December 31, 2014 compared to NOK -26.9 million in the same period in 2013. EBIT per kilogram was NOK 7.48 in 2014 compared to NOK -4.58 in 2013.

Price and volume developments

As our Irish operation mainly produces organic salmon, there is no reference price available for benchmarking. Prices achieved were down by 1% for the year ended December 31, 2014 compared with the same period in 2013 as the market for organic salmon remained stable. Our contract share was 89% in 2014, compared to 93% in 2013. We experienced a slight increase in the superior share of salmon harvested from 87% in 2013 to 88% in 2014.

Harvest volume in the year ended December 31, 2014 was 6,260 tonnes gutted weight compared with 5,883 tonnes in 2013. Volumes harvested were in both years influenced by high mortality in the standing biomass in the second half of 2013. As a consequence of the 2013 losses, limited volume was harvested in the first quarter of 2014 in order to grow the remaining fish to a higher average weight.

Costs and operations

Total cost per kilogram of salmon of Irish origin harvested in the year ended December 31, 2014 decreased by 19.4% compared to the salmon harvested in the same period in 2013 due to biological improvement, which resulted in reduced losses. In 2013, we faced significant biological challenges in the form of amoebic gill disease and pancreas disease. Very high seawater temperatures during the summer of 2013 caused challenges for sea lice and AGD mitigation actions.

Salmon of Faroese Origin

Operational EBIT

Our Operational EBIT for salmon of Faroese origin was NOK 164.6 million for the year ended December 31, 2014 compared with NOK 84.2 million in the same period in 2013. Operational EBIT per kilogram was NOK 14.28 in 2014 compared with NOK 14.86 in 2013 due to a strong European market for salmon, and good prices achieved in the Russian market, when Russia banned imports of salmon from all other European origins in the third quarter. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Faroese origin was NOK 57.4 million in the year ended December 31, 2014 compared to NOK 175.2 million in the same period in 2013. EBIT per kilogram was NOK 4.98 in 2014 compared to NOK 30.93 in 2013.

Price and volume developments

The reference price was relatively stable for the year ended December 31, 2014 compared with the same period in 2013 due to strong European demand. Our price achievement in 2014 was 7% above the reference price, which was an improvement from the price achievement in 2013 of 2% below the reference price due to good spot price achievement compared to the reference price in the Russian market. The contract coverage was 2% for the year ended December 31, 2014 compared with 6% in 2013.

Harvest volume in the year ended December 31, 2014 was 11,532 tonnes gutted weight compared to 5,665 tonnes in the same period in 2013 due to good seawater growth and the effect of an uneven smolt stocking pattern.

Costs and operations

Total cost per kilogram of our salmon of Faroese origin harvested in the year ended December 31, 2014 increased by 4.6% compared with salmon harvested in the same period in 2013 mainly due to a renegotiated third party processing contract contributing to increased processing costs.

Year ended December 31, 2013 compared to year ended December 31, 2012

Set out below are our consolidated statements of operations data for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	2013	2012
	(in NOK million)		(as percentage of revenue)
Consolidated Income Statement Data
Revenue and other income	19,199.4	15,463.5	100.0%	100.0%
Cost of materials	-9,998.5	-9,666.5	-52.1%	-62.5%
Fair value uplift on harvested fish	-4,323.7	-1,597.5	-22.5%	-10.3%
Fair value adjustment on biological assets	6,118.3	1,993.5	31.9%	12.9%
Salary and personnel expenses	-2,674.3	-2,418.7	-13.9%	-15.6%
Other operating expenses	-2,581.9	-2,163.5	-13.4%	-14.0%
Depreciation and amortization	-762.5	-677.2	-4.0%	-4.4%
Provision for onerous contracts	-124.7	-6.1	-0.6%	—%
Restructuring cost	-272.8	-0.8	-1.4%	—%
Other non-operational items	-74.4	—	-0.4%	—%
Income/loss from associated companies	221.8	83.6	1.2%	0.5%
Impairment losses	-65.0	-0.5	-0.3%	—%
Earnings before interest and taxes (EBIT)	4,661.8	1,009.8	24.3%	6.5%
Interest expenses	-640.2	-382.8	-3.3%	-2.5%
Net currency effects	-311.7	523.3	-1.6%	3.4%
Other financial items	-252.4	-320.0	-1.3%	-2.1%
Earnings before taxes (EBT)	3,457.4	830.3	18.0%	5.4%
Taxes	-1,026.8	-389.0	-5.3%	-2.5%
Net earnings from continuing operations	2,430.6	441.3	12.7%	2.9%
Profit after tax from discontinued operations/assets held for sale	91.9	—	0.5%	—%
Profit or loss for the period	2,522.5	441.3	13.1%	2.9%
Attributable to:			—%	—%
Non-controlling interests	7.4	4.0	—%	—%
Owners of Marine Harvest ASA	2,515.1	437.3	13.1%	2.8%

Revenue and other income

Revenue and other income for the year ended December 31, 2013 was NOK 19,199.4 million, an increase of 24.2%, or NOK 3,735.9 million, compared with NOK 15,463.5 million for 2012. The increase was primarily driven by a significant increase in market prices for salmon and consolidation of Morpol’s results for the quarter ended December 31, 2013, which was partially offset by a decrease in harvest volumes of approximately 12.4%, or 48,534 tonnes gutted weight, including a reduction of 32,812 and 11,941 tonnes of gutted weight of salmon harvested by our Norwegian and Chilean operations, respectively. Harvest volume of our Norwegian salmon was negatively impacted by lower seawater temperatures combined with changes in the stocking pattern in 2011 and 2012. Harvest volume of our Chilean salmon was lower due to our decision to reduce smolt stocking in 2011 and 2012.

The increase in reference prices for Atlantic salmon in the year ended December 31, 2013 compared with 2012 was 42.4% for salmon of Norwegian origin, 32.3% for salmon of Chilean origin and 44.5% for salmon of North American origin. A reduction in global harvest volumes (mainly salmon of Norwegian origin) was the main driver for the price increase.

The overall average price achieved was 5% below the reference price in the year ended December 31, 2013, compared with 5% above the reference price in 2012 as our sale contracts for 2013 were entered into in an environment of rising spot prices.

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

Cost of materials for the year ended December 31, 2013 was NOK 9,998.5 million, an increase of 3.4%, or NOK 332.0 million, compared with NOK 9,666.5 million in 2012. The increase was primarily driven by the increase in cost of feed combined with the consolidation of Morpol into the Group from September 30, 2013. Feed purchases amounted to NOK 4,998.6 million in 2013, compared with NOK 4,634.4 million in 2012. The price of fish feed increased by approximately 14%, while the quantity of fish feed used in our operations decreased by approximately 4.1% due to lower net production. Other purchases have increased between 2012 and 2013 as these costs to a large extent depend on trading and secondary processing activity, and the consolidation of Morpol from September 30, 2013 is the main driver. Freight and other income reductions in the year ended December 31, 2013 were 8.2% higher than in 2012 at NOK 1,402.6 million.

Salary and personnel expenses

The table below presents a breakdown of our salary and personnel expenses for the years ended December 31, 2013 and 2012:

	Year ended December 31
	2013	2012	Change	Change
	(in NOK million)%
Gross wages/salaries	1,766.1	1,635.6	130.5	8.0%
3rd party staff (temporary labor)	238.8	232.0	6.8	2.9%
Bonus and share price based bonus scheme	196.1	149.9	46.2	30.8%
Social securities	316.6	256.5	60.1	23.4%
Other personal expenses	156.6	144.6	12.0	8.3%
Total salary and personnel expenses	2,674.3	2,418.7	255.5	10.6%

The increase in salary and personnel expenses for the year ended December 31, 2013 of NOK 255.5 million, or 10.6% compared with 2012 was primarily driven by a NOK 130.5 million increase in gross wages and salaries and a NOK 46.2 million increase in costs related to our bonus and share price based bonus schemes. The increase in gross wages and salaries was driven by the consolidation of Morpol from September 30, 2013 and an increase in compensation levels. The increases in the bonus and share-price based bonus schemes were mainly attributed to the increase in the share price of Marine Harvest ASA combined with higher bonuses related to improved performance.

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

Other operating expenses increased by NOK 418.4 million or 19.3% during the year ended December 31, 2013 compared with 2012. The increase was partly due to the consolidation of Morpol from September 30, 2013 with a total impact of NOK 77.1 million. The remaining increase relates to higher maintenance, consultancy and audit fees, other expenses and third party services. The increase in maintenance costs was attributed to the lower than historic average capital expenditures in prior years. The increase in consultancy and audit fees was driven by expenses associated with the Morpol acquisition and the NYSE listing process.

Net fair value on biological assets

We recognized a positive fair value adjustment on biological assets of NOK 1,794.6 million on December 31, 2013 compared with a positive fair value adjustment on biological assets of NOK 396.0 million on December 31, 2012. The increase is  attributed to the changes in the market prices for Atlantic salmon and an increase in volume of standing biomass at year end.

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

Earnings before financial items (EBIT)

As a result of the foregoing, our EBIT was NOK 4,661.8 million in the year ended December 31, 2013, compared with NOK 1,009.8 million in 2012.

Financial items

Set out below are the primary components of our financial items for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Change	Change
		(in NOK million)%
Interest expense	-640.2	-382.8	-257.4	67.2%
Net currency effects	-311.7	523.3	-835.0	—
Other financial items	-252.4	-320.0	67.6	-21.1%

Interest expense

Interest expense increased by 67.2% in the year ended December 31, 2013 compared with 2012 due to a higher average net interest bearing debt balance during the year, additional amortized interest recognized in connection with the convertible bond issued in May 2013 and the effect of having a higher proportion of our average net interest bearing debt denominated in NOK, which bears higher interest rates than our EUR denominated debt. The average interest bearing debt for 2013 was NOK 6,585.8 million compared with NOK 5,924.2 million in 2012.

Net currency effects

Net currency effects for the year ended December 31, 2013 were NOK -311.7 million, compared with NOK 523.3 million in 2012, primarily due to the depreciation of NOK in relation to EUR, the currency in which most of our interest bearing debt is denominated.

Other financial items

For the year ended December 31, 2013, other financial items were NOK -252.4 million compared with NOK -320.0 million in 2012. The amount in 2013 was mainly due to a change in the fair value of the conversion liability component of the convertible bonds of NOK -516.1 million, partially offset by dividends received, gain on sales of shares of NOK 134.9 million and change in fair value of shares of NOK 60.8.

Taxes

For the year ended December 31, 2013 our tax expense was NOK 1,026.8 million, compared with NOK -389.0 million in 2012. The main driver for the increased tax expense was the increase in earnings before taxes and the unrealized loss from the convertible bond partially offset by the gain on sale shares in Cermaq ASA which are non-taxable items.

Profit from continuing operations

As a result of the foregoing, our profit from continuing operations for the year ended December 31, 2013 increased by NOK 1,989.3 million to NOK 2,430.6 million, from NOK 441.3 million in 2012.

Non-IFRS Financial Measures

Operational EBIT

Group Operational EBIT increased by close to 400%, from NOK 643.4 million for the year ended December 31, 2012 to NOK 3,212.4 in 2013. The main reason for the positive development was the increase in salmon prices, partly offset by the lower volume of harvested salmon. Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT. Our EBIT was NOK 4,661.8 million in the year ended December 31, 2013, compared with NOK 1,009.8 million in 2012.

ROCE

ROCE was 18.5% for the year ended December 31, 2013, compared with 3.9% in 2012, reflecting change in profit and the fair value adjustment on biological assets. The fair value adjustment on biological assets was NOK 1,398.6 million higher in 2013 compared with 2012, and this value is excluded from our ROCE calculations. ROCE is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate ROCE.

Segment Reporting

The following is a discussion of our operational results by business segment and based on the salmon’s source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance.

Operational EBIT by segment

The following table sets forth the Operational EBIT for each of our operating segments for the years ended December 31, 2013 and 2012. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT:

	Year ended December 31,
	2013	2012
	(in NOK million)
Operational EBIT—Farming	3,001.1	415.1
Operational EBIT—Markets	346.3	344.2
Operational EBIT—VAP Europe	-57.7	5.8
Operational EBIT — Morpol	62.6	—
Operational EBIT—Other	-139.9	-121.7
Group Operational EBIT(1)	3,212.4	643.4
Group EBIT	4,661.8	1,009.8

(1)
Group Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT.

Farming

Farming’s Operational EBIT was NOK 3,001.1 million in the year ended December 31, 2013 compared with NOK 415.1 million in 2012. The increase was primarily a result of the significantly higher prices achieved, which offset the decrease in volumes harvested. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

Sales and Marketing

Sales and Marketing’s Operational EBIT for the year ended December 31, 2013 was comprised of NOK 346.3 million Operational EBIT from Markets (compared with NOK 344.2 million in 2012), NOK -57.7 million of Operational EBIT from VAP Europe (compared with NOK 5.8 million in 2012) and NOK 62.6 million from Morpol (not included in 2012). Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

The reduction in the Operational EBIT of Markets was a result of decreased volumes.

The reduction in the Operational EBIT of VAP Europe was primarily due to an unfavorable product mix and a significant increase in raw material prices. VAP Europe’s operational yield has improved in 2013 compared with 2012 due to efficiency improvement projects initiated in 2012. The processing cost per kilogram produced has marginally increased between the two periods, as lower volume produced negatively influenced fixed cost absorption and offset the improvement in variable costs.

Operational performance by country of origin

Set out below are certain operating metrics by country of origin of our salmon for the years ended December 31, 2013 and 2012:

	Salmon of
	Norwegian Origin	Scottish Origin	Canadian Origin	Chilean Origin	Irish Origin	Faroese Origin	Other	MH Total
Year ended December 31, 2013 (unaudited)
Harvest volume of salmon (tonnes GWE)	222,494	48,389	33,059	28,281	5,883	5,665	—	343,772
Average price achievement	94%	92%	101%	101%	—%	98%	—%	95%
Contract coverage	37%	61%	2%	32%	93%	6%	—%	37%
Quality—superior share	88%	94%	86%	87%	87%	95%	—%	89%
Feed cost (NOK per kg)	—	—	—	—	—	—	—	12.61
Operational EBIT (NOK per kg)(1)	10.82	12.44	10.19	-2.32	-5.02	14.86	-0.37	9.34
EBIT (NOK per kg)	16.36	15.65	17.21	0.76	-4.58	30.93	-1.38	13.56
Year ended December 31, 2012 (unaudited)
Harvest volume of salmon	255,306	40,261	40,217	40,222	9,407	6,893	—	392,306
Average price achievement	105%	112%	97%	110%	N/A	101%	0	105%
Contract coverage	31%	62%	5%	30%	92%	N/A	0	33%
Quality—superior share	90%	96%	85%	90%	92%	95%	0	90%
Feed cost (NOK per kg)	N/D	N/D	N/D	N/D	N/D	N/D	—	11.74
Operational EBIT (NOK per kg)(1)	3.23	3.80	-3.48	-2.26	1.45	1.76	-0.33	1.64
EBIT (NOK per kg)	5.57	3.77	-3.97	-3.94	-2.31	2.72	-0.62	2.57

(1)
Operational EBIT at Group level and by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT to EBIT.

Salmon of Norwegian Origin

Operational EBIT

Our Operational EBIT for salmon of Norwegian origin was NOK 2,410.2 million for the year ended December 31, 2013 compared with NOK 823.5 million in 2012. Operational EBIT per kilogram was NOK 10.82 in 2013 compared with NOK 3.23 in 2012 due to increased salmon prices, partially offset by increased fish feed costs and reduced harvest volume (reflecting negative scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Norwegian origin was NOK 3,641.1 million in the year ended December 31, 2013 compared with NOK 1,421.1 million in 2012. EBIT per kilogram was NOK 16.36 in 2013 compared with NOK 5.57 in 2012.

Price and volume developments

The reference price was significantly higher in 2013 compared with 2012 due to the reduced European supply of Atlantic salmon, driven by the lower harvest of salmon of Norwegian origin. Our price achievement for the year ended December 31, 2013 was 6% below the reference price, which was down from the price achievement for the same period of 2012 of 5% above the reference price.  The decrease was primarily due to higher contract coverage of 37% in 2013 in a market of rapidly increasing prices, compared with the contract coverage of 31% in 2012 in a market with more stable prices. The price achievement was also negatively impacted by a lower superior share of salmon of 88% in 2013 compared with 90% in 2012. The main reason for downgrading in 2013 was winter wounds.

Harvest volume in the year ended December 31, 2013 was 222,494 tonnes gutted weight, a reduction of 32,812 tonnes  from 2012. Lower seawater temperatures, combined with changes in the salmon stocking pattern and reduced overall salmon stocking in 2011 and 2012, resulted in reduced production and harvest volume in 2013 compared with 2012.

Costs and operations

Total cost per kilogram of our salmon of Norwegian origin harvested in 2013 increased by 9.1% compared with the cost of salmon harvested in 2012. The primary driver for the cost increase was the rise in the feed cost for the fish harvested in 2013 of 7.8% compared with the fish harvested in 2012, due to higher feed prices and increased feed conversion ratios.

Other seawater costs per kilogram of fish harvested in 2013 were higher than for the fish harvested in 2012 due to harvesting at sites that were diagnosed with Pancreas Disease, or PD, in 2012. As in previous years, sea lice mitigation costs were high for the fish harvested in 2013. The exceptional cost related to sea lice mitigation amounted to NOK 154.1 million in 2013 compared with NOK 168.0 million in 2012.

Non-seawater costs per kilogram of fish harvested in 2013 increased compared with 2012 due to the significant reduction in harvest volume (reflecting negative scale effects). Exceptional mortality was recognized at several sites in 2013 due to a PD outbreak, treatment losses and losses due to an escape during a hurricane. As a result, exceptional mortality losses of NOK 33.2 million were recognized for the year compared with losses of NOK 31.6 million  in 2012.

Salmon of Scottish Origin

Operational EBIT

Our Operational EBIT for salmon of Scottish origin was a record high at NOK 602.7 million for the year ended December 31, 2013 compared with NOK 153.0 million in 2012. Operational EBIT per kilogram was NOK 12.45 in 2013 compared with NOK 3.80 in 2012 due to the increased salmon prices and increased harvest volume (reflecting scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Scottish origin was NOK 757.8 million in the year ended December 31, 2013 compared with NOK 151.8 million in 2012. EBIT per kilogram was NOK 15.66 in 2013 compared with NOK 3.77 in 2012.

Price and volume developments

The reference price was higher in 2013 compared with 2012 due to the reduced European supply of Atlantic salmon, driven by the lower harvest of salmon of Norwegian origin. Our price achievement for the year ended December 31, 2013 was 8% below the reference price, which was down from the price achievement for  2012 of 12% above the reference price. Price achievement for salmon of Scottish origin was impacted by high contract coverage in a market of rapidly increasing prices in 2013. In 2012, market prices were more stable and the effect of our contract coverage was positive. The contract coverage was 61% and 62% in 2013 and 2012, respectively. With a superior share of 94% in 2013 and 96% in 2012, the effect of downgrading on the price achievement has been limited.

Harvest volume in the year ended December 31, 2013 was above the corresponding period in 2012 at 48,389 tonnes gutted weight compared with 40,261 tonnes in 2012. The increase was primarily driven by good growth at sea.

Costs and operations

Total cost per kilogram of our salmon of Scottish origin harvested in the year ended December 31, 2013 increased by 8.6% compared with the salmon harvested in 2012 due to increased cost of feed and higher non-seawater costs.

Feed cost per kilogram of fish harvested in 2013 increased by 9.1% compared with the cost of fish harvested in 2012, due to higher feed prices partially offset by improved feed conversion ratios. Other seawater costs per kilogram decreased by 3.4% compared with 2012.

Non-seawater costs per kilogram of fish harvested in 2013 were higher than in 2012, as increased well boat costs, exceptional mortality losses (Amoebic Gill Disease) and additional wrasse farming costs (wrasse is a type of cleaner fish used for sea lice mitigation) only partially were mitigated by increased volume (reflecting scale effects). Exceptional mortality losses amounted to NOK 17.5 million in 2013 compared with NOK 3.7 million in 2012.

Salmon of Canadian Origin

Operational EBIT

Our Operational EBIT for salmon of Canadian origin was a record high at NOK 336.8 million for the year ended December 31, 2013 compared with NOK -140.1 million in 2012. Operational EBIT per kilogram was NOK 10.19 in 2013 compared with NOK - 3.48 in 2012 due to the increased salmon prices. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Canadian origin was NOK 569.0 million in the year ended December 31, 2013 compared with NOK -159.6 million in 2012. EBIT per kilogram was NOK 17.21 in 2013 compared with NOK -3.97 in 2012.

Price and volume developments

The reference price was higher in the year ended December 31, 2013 compared with 2012 despite the significant increase in harvest volume of salmon of Chilean origin. Limited availability of salmon of Canadian origin in the American spot market was the main reason for the reference price increase. Our price achievement in 2013 was 1% above the reference price, which was up from the price achievement in 2012 of 3% below the reference price. The increase was primarily attributed to low contract coverage of 2% in 2013 in an environment of increasing prices, compared with a contract coverage ratio of 5% in  2012, and a reduced rate of customer claims related to Kudoa (soft flesh). The effect of claims and discards attributed to Kudoa decreased from NOK 63.0 million in 2012 to NOK 16.9 million in 2013, which had a positive effect on our overall price achievement. The superior share was 86% in 2013, compared with 85% in 2012. The main reason for downgrading was that the fish reached reproductive maturity.

Harvest volume in the year ended December 31, 2013 was 33,059 tonnes gutted weight compared with 40,217 tonnes in 2012 due to reduced stocking.

Costs and operations

Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2013 increased by 2% compared with the salmon harvested in 2012 due to lower volume harvested (reflected in negative scale effects) and increased other sea water costs.

The feed cost per kilogram of fish harvested in 2013 decreased compared with 2012 as growth-improving initiatives implemented in 2011 and 2012 mitigated the effect of increasing feed prices.

Other seawater costs per kilogram of fish harvested in 2013 were higher than for the fish harvested in 2012, due to higher smolt and direct farming costs (including mitigation costs related to predation and lice management).

Non-seawater costs per kilogram of fish harvested increased compared with 2012 due to the reduction in harvested volume (negative scale effects).

Salmon of Chilean Origin

Operational EBIT

Our Operational EBIT for salmon of Chilean origin was NOK -65.7 million for the year ended December 31, 2013 compared with NOK -90.9 million in 2012. Operational EBIT per kilogram was NOK -2.32 in 2013 compared with NOK -2.26 in 2012. We did not harvest fish from our Chilean operations in the second quarter of 2013 due to a decision to reduce the smolt stockings in late 2011 and early 2012. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Chilean origin was NOK 21.5 million in the year ended December 31, 2013 compared with NOK -158.5 million in 2012. EBIT per kilogram was NOK 0.76 in 2013 compared with NOK -3.94 in 2012.

Price and volume developments

The reference price was higher in the year ended December 31, 2013 compared with 2012 despite the overall increase in the harvest volume of salmon of Chilean origin. Our price achievement for 2013 was 1% above the reference price. This was down from the price achievement for 2012 of 10% above the reference price. Our price achievement was impacted by high contract coverage in 2013 in a market with increasing spot prices compared with a market with more stable prices in 2012. Contract coverage was relatively stable at 32% in the year ended December 31, 2013 and 30% in 2012. The superior share for salmon of Chilean origin was 87% in 2013 compared with 90% in 2012. The reduction in quality was due to reduced flesh quality and color.

Harvest volume in the year ended December 31, 2013 was 30% lower than in 2012 at 28,281 tonnes gutted weight compared with 40,222 tonnes in 2012 due to reduced smolt stocking in 2011 and 2012.

Costs and operations

Total cost per kilogram of our Chilean salmon harvested in the year ended December 31, 2013 increased by 23.7% compared with the salmon harvested in 2012 due to higher cost of biomass harvested and reduced harvest volume (reflecting negative scale effects).

The increase in biomass cost for the fish harvested in 2013 compared with 2012 was a result of more challenging biological conditions (increased sea lice mitigation costs and reduced growth rates). The feed cost per kilogram of fish harvested in 2013 increased by 11.2% compared with the fish harvested in 2012 as a result of higher feed prices, reduced growth and less advantageous feed conversion ratios at some sites.

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

Salmon of Irish Origin

Operational EBIT

Our Operational EBIT for salmon of Irish origin was NOK -29.6 million for the year ended December 31, 2013 compared with NOK 13.6 million in 2012. Operational EBIT per kilogram amounted to NOK -5.02 in 2013 compared with NOK 1.45 in 2012 due to substantial biological challenges impacting both cost and price achievement. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT by country of origin and reconciliation of Operational EBIT by country of origin to EBIT.  Our EBIT for salmon of Irish origin was NOK -26.9 million in the year ended December 31, 2013 compared with NOK -21.8 million in 2012. EBIT per kilogram was NOK -4.58 in 2013 compared with NOK -2.31 in 2012.

Price and volume developments

As our Irish operation mainly produces organic salmon, there is no reference price available for benchmarking, but prices achieved were generally higher in the year ended December 31, 2013 compared with 2012 due to a good market for organic salmon. Our contract share was 93% in 2013, compared with 92% in 2012. We experienced a reduction in the superior share of salmon harvested from 92% in 2012 to 87% in 2013.

Harvest volume in the year ended December 31, 2013 was 5,883 tonnes gutted weight compared with 9,407 tonnes in 2012 due to significant losses of young fish due to Amoebic Gill Disease in 2012 and high mortality in the standing biomass in the second half of 2013.

Costs and operations

Total cost per kilogram of salmon of Irish origin harvested in the year ended December 31, 2013 increased by 32.4% compared with the salmon harvested in 2012 due to substantial biological challenges, resulting from  Amoebic Gill Disease, or AGD, Pancreas Disease and very high seawater temperatures during the summer causing challenges for sea lice and AGD mitigation actions.

Salmon of Faroese Origin

Operational EBIT

Our Operational EBIT for salmon of Faroese origin was NOK 84.2 million for the year ended December 31, 2013 compared with NOK 12.1 million in 2012. Operational EBIT per kilogram was NOK 14.86 in 2013 compared with NOK 1.76 in 2012 due to an increase in salmon prices. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Faroese origin was NOK 175.2 million in the year ended December 31, 2013 compared with NOK 18.7 million in 2012. EBIT per kilogram was NOK 30.93 in 2013 compared with NOK 2.72 in 2012.
Price and volume developments

The reference price was higher in the year ended December 31, 2013 compared with 2012 due to the reduced European supply of Atlantic salmon (mainly salmon of Norwegian origin). Our price achievement in 2013 was 2% below the reference price, which was down from the price achievement for 2012 of 1% above the reference price due to an increase in contract coverage to 6% in 2013 (in an environment of increasing prices).

Harvest volume in the year ended December 31, 2013 was 5,665 tonnes gutted weight compared with 6,893 tonnes in 2012.

Costs and operations

Total cost per kilogram of our salmon of Faroese origin harvested in the year ended December 31, 2013 decreased in DKK, but increased by 3.5% in NOK compared with salmon harvested in 2012 due to currency effects.

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

Our cash and cash equivalents as of December 31, 2014 was NOK 1,408.2 million compared with NOK 606.2 million as of December 31, 2013 and NOK 335.3 million as of December 31, 2012. Cash and cash equivalents comprise cash and bank deposits, including restricted funds. Restricted funds comprise employee’s tax deduction accounts as well as deposit accounts pledged as security.

Our NIBD was NOK 9,267.9 million at December 31, 2014, NOK 7,790.7 million at December 31, 2013 and NOK 5,381.0 million at December 31, 2012. The increase from December 31, 2013 to December 31, 2014 was mainly due to the increase in debt as a result of the acquisition of assets from Acuinova and the payment of dividends in 2014 (NOK 3,423.8 million). The increase from December 31, 2012 to December 31, 2013 was mainly due to the increase in debt as a result of the acquisition of Morpol and the payment of  dividend in 2013 (NOK 825.3 million), combined with buildup of working capital in the amount of NOK 1,748.8 million as of December 31, 2013. The conversion of the EUR 225 million convertible bond issued in 2010  had a positive effect on NIBD of NOK 1,782.9 million in 2013.

Capital Expenditures

Our capital expenditures primarily relate to investments in our operating facilities and equipment used in our operations. Net capital expenditures were NOK 1,711.7 million for the year ended December 31, 2014, compared with NOK 1,901.6 million for the year ended December 31, 2013 and NOK 662.3 million for the year ended December 31, 2012. Of our total net capital expenditures in 2014, NOK 357.2 million were attributed to the construction of our fish feed plant in Norway which commenced operations in July 2014. In 2013 capital expenditure attributed to the construction of the feed plant was NOK 695.1 million.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
	(unaudited)	(unaudited)
	(in NOK million)
Cash flow from operations	3,944.2	2,023.0	1,552.9
Cash flow from investments	-1,245.9	-2,473.3	-1,057.6
Cash flow from financing	-2,025.8	631.9	-451.8
Currency effects on cash	83.5	11.4	-10.6
Net change in cash in period	756.0	193.0	32.9
Cash—opening balance(1)	439.1	246.1	213.2
Cash—closing balance(1)	1,195.2	439.1	246.0

(1)	Excluding restricted cash.

Cash flows from operations

Cash flow from operations for the year ended December 31, 2014 totaled NOK 3,944.2 million, compared with NOK 2,023.0 million in 2013. Improved operational earnings and a more favorable development in working capital due to higher harvest volume compared to production were the main factors contributing to the improvement.

Cash flow from operations for the year ended December 31, 2013 was NOK 2,023.0 million, compared with NOK 1,552.9 million for 2012. The improved earnings in 2013 compared with 2012 were offset by a negative development in working capital of NOK 1,748.8 million due to increased smolt stocking and higher feed cost.

Cash flow from investments

Cash flow from investments for the year ended December 31, 2014 totaled NOK -1,245.9 million, compared with NOK -2,473.3 million in 2013. The difference was primarily due to the disposal of assets held for sale in the amount of NOK 1,181.7 million. This derived mainly from the divestment of farming and processing activities on the Orkney and Shetland Islands, which was required to obtain approval for the Morpol acquisition.

Cash flow from investments for the year ended December 31, 2013 was NOK -2,473.3 million, compared with cash flow from investments of NOK -1,057.6 million for 2012. The difference was primarily due to payments related to the acquisition of Morpol, construction of the fish feed plant in Norway and an increased overall capital expenditure plan for existing operations.

Cash flow from financing

Cash flow from financing for the year ended December 31, 2014 was NOK -2,025.8 million, compared with NOK 631.9 million in 2013. In line with the dividend policy, dividend and repayment of paid-in capital amounted to NOK 3,423.8 million in 2014. In 2013, dividends paid amounted to NOK 825.3 million.

Cash flow from financing for the year ended December 31, 2013 was NOK 631.9 million, compared with NOK -451.8 million for 2012.  In 2013, the proceeds from new financing facilities were used for repayment of existing interest-bearing debt and dividends, while in 2012 the available cash flow was mainly used for repayment of interest bearing debt.

Borrowings

At December 31, 2014 our main outstanding borrowing facilities consisted of a EUR 555 million syndicated credit facility, two convertible bonds of EUR 350 million and EUR 375 million and an unsecured bond of NOK 1,250 million. Set forth below is a description of these facilities.

EUR 555 million syndicated credit facility

The facility is a multi-currency revolving credit facility with a limit of EUR 555 million. The facility has final maturity in November 2019. The facility is available to Marine Harvest ASA and selected subsidiaries. In addition, parts of the revolving credit facility may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and Group companies.

In accordance with the terms of the facility the equity ratio must be above 35% at all times. Furthermore, our ability to incur new debt is regulated by the loan agreement. Interest margin under the facility is determined based on the ratio between net interest bearing debt and EBITDA. For the calculation of the ratio, EBITDA is adjusted from the reported EBITDA by a number of items.

EUR 350 million convertible bond

In May 2013, we issued a convertible bond with a principal amount of EUR 350 million. The bond carries a fixed coupon of 2.375% per annum, payable semi-annually. The bond matures in 2018. The conversion price is subject to standard adjustment mechanisms for convertible bonds, (including adjustment for dividends). The initial conversion share price was set at EUR 1.0265, but the conversion share price at December 31, 2014 was EUR 8.8716 representing an adjustment for dividends paid and the reverse split of the Marine Harvest share. In March 2015, bondholders representing 99.43% of the issue accepted a voluntary incentive offer to convert their bonds early. Subsequent to this conversion we can, under certain conditions, give notice of redemption of the remaining bonds at par plus accrued interest. After giving notice of such redemption, bondholders may exercise their conversion rights. For further information on the conversion of our EUR 350 million convertible bonds, see "Item 5. Operating and Financial Review and Prospects — Recent Developments — conversion of EUR 348 million principal amount of convertible bonds due 2018".

EUR 375 million convertible bond

In April 2014, we issued a convertible bond with a principal amount of EUR 375 million. The bond has a fixed coupon of 0.875% per annum payable semi-annually and an initial conversion share price of EUR 11.7476, representing a conversion premium of 35.0% over the reference price.  There are no installments on the loan. Unless a prior conversion occurs, the bond matures in 2019. The conversion price is subject to standard adjustment mechanisms for convertible bonds, including adjustments for dividends. At the end of 2014 the conversion share price was EUR 10.7052 representing an adjustment for dividends paid. From June 2017, Marine Harvest can, under certain market conditions, call the bond for redemption at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

NOK 1,250 million unsecured bond

In March 2013, we issued an unsecured bond with a principal amount of NOK 1,250 million. The bond carries interest at three-month NIBOR plus 3.5% per annum, payable quarterly. The bond matures in 2018 . The bond is listed on the OSE.

Derivative Financial Instruments

We use derivative financial instruments such as forward currency contracts and interest rate swaps to hedge our foreign currency risks and interest rate risks. We also use salmon derivatives, both as a hedge of our operational activities and as a financial trading activity. The Group has discontinued hedge accounting of both interest rate swaps and currency cash flow hedges, as they no longer qualify for hedge accounting. The cumulative gain on the hedged interest rate swaps that has been recognized in other comprehensive income is reclassified from equity to profit or loss, as it is no longer highly probable that the forecasted transactions are expected to occur. The cumulative gain on the currency cash flow hedges that has been recognized in other comprehensive income will be reclassified from equity to profit and loss, when the forecast transactions occur.

The non-current currency exposure in certain Business Units is hedged using forward contracts. The hedges are determined by expected future cash flows in the relevant foreign currency.To hedge our cash flows against exchange rate fluctuations we currently hedge up to 30% of the EUR/NOK exposure within a two-year horizon. We seek to evenly distribute such hedging throughout the year.

 At the end of December 2014, we held a portfolio of hedging instruments designated to mitigate transaction and non-current currency exposure with a total contract value of NOK 3.8 billion. Instruments equivalent to 77% of the contract value mature in 2015 and no instruments mature beyond June 2016. The portfolio had a net negative market value of NOK 106.3 million at December 31, 2014.

We also have a policy to hedge 70-100% of our non-current interest-bearing debt in our main financing currencies (EUR, USD and GBP) for a period of four years and 0-60% the following four years.  At the end of December 2014, we had a portfolio of interest swaps with a net negative market value of NOK 664.5 million after a decrease in market value in 2014 of NOK 353.4 million, recognized through profit and loss.

Research and Development

For more information on our research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Off-Balance Sheet Items

We do not have any off-balance sheet financing arrangements.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Total	less than one year	one to three years	three to five years	more than five years
	(in NOK million)
Debt obligations, excluding interest(1)	11,553.8	1.0	1.2	11,551.6
Interest(2)	1,818.4	275.4	601.1	666.0	275.9
Operating lease obligations(3)	1,408.7	604.8	559.1	186.4	58.4
Capital expenditure	222.5	222.5
Other excluding interest(4)	2,186.9	2,174.1	8.0	4.8	—
Total contractual obligations	17,190.3	3,277.8	1,169.4	12,408.8	334.3

(1)	Represent payment obligations due under our interest bearing debt facilities excluding interest. Refer to “—Borrowings.”

(2)	Represents interest payments due on our debt and other obligations.

(3)	Represent payment obligations due under our leasing agreements, mainly for wellboat services.

(4)	Represent payment obligations due under our financial leasing agreements, trade payables and other liabilities and obligations due under our derivative financial liabilities excluding interest.

Recent Developments

Announcement of intention to merge with AquaChile

In January 2015, we announced our intention to merge our Chilean operations with the activities of AquaChile. Upon completion of the merger, we will own 42.8% of the combined entity with an option to increase our shareholding to at least 55% after June 15, 2016. The new, merged entity will be AquaChile and will be the second largest salmon farming company in the world, measured by volume, after Marine Harvest. AquaChile will continue to be listed on the Santiago Stock Exchange. The merger is subject to, among other things, execution of a definitive transaction document, due diligence, approval from relevant competition authorities and final approval from the board of directors of Marine Harvest ASA, AquaChile and Marine Harvest Chile S.A. For information on the risks related to our merger with AquaChile, see “Item 3. Key Information—D. Risk Factors—Risks Related to Acquisitions and Expansions—We may not achieve the expected benefits of the acquisition of Acuinova or the contemplated merger with AquaChile.”

Conversion of EUR 348 million of EUR 350 million principal amount of convertible bonds due 2018

In March 2015, we launched a voluntary incentive payment offer to convert all of the EUR 350 million principal amount on our convertible bonds due 2018. Bondholders who exercised their conversion rights received ordinary shares, cash consideration and accrued interest. Bondholders representing an aggregate principal loan amount of EUR 348 million, or 99.43% of the total outstanding amount of the bonds, elected to convert their bonds into shares. The offer will not affect the rights of holders of the bonds who did not exercise their conversion rights.

In connection with the conversion, our share capital has been increased by NOK 297,809,197.50 through the issuance of 39,707,893 new shares. The share capital increase was registered in the Norwegian Register of Business Enterprises and, following such registration, we have a share capital of NOK 3,375,642,390 divided into 450,085,652 shares each with a par value of NOK 7.50.

Trading update
We published our first quarter 2015 result on April 29, 2015. The results are available on our website at www.marineharvest.com.

Outlook

The board is pleased to deliver a record high operational EBIT of NOK 4,254 million in 2014. Operational EBIT at Group level is a non-IFRS measure. See “Item 3. Key information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Operational EBIT to EBIT. With significant tail wind from most markets, we delivered good price achievement due to our global sales reach and logistical flexibility. The comprehensive contract relationships with long-term customers and an increasing share of salmon sold as value added products, reduced the intra-year volatility in price achievement.

The ongoing cost inflation across the farming regions due to biological issues, inflation in feed costs and currency effects remains a concern. The biological costs are expected to increase further in 2015. We are however encouraged by the responsible approach adopted by the Norwegian government in its White Paper of March 2015. The proposed system of stepwise increases in capacity, being contingent on biological criteria, is a prerequisite for improving control of issues such as sea lice, pancreas disease and amoebic gill disease. In Chile, costs remain at a very high level due to biological issues caused by high production density, weaknesses in the coordination of industry production and area management. However, the ongoing consolidation in Chile, combined with continued tightening of the regulatory regime is expected to gradually improve the current challenging biological status in the region. The biological performance in Canada is much improved whereas Scotland is likely to underperform in 2015. We benefit from being less sensitive to regional cost variation due to its geographically well diversified production structure.

The board has sanctioned substantial investments to support organic growth in 2015. A number of projects have been identified to increase capacity utilization within Farming and Feed as well as targeted investments within Sales and Marketing. We expect to spend NOK 1,700 million in capital expenditures and NOK 900 million in working capital investments in 2015.

The new feed plant in Norway successfully commenced profitable production during 2014. The advantages of a streamlined production with a limited number of products for own use has exceeded our initial projections in terms of cost and production capacity. The board has sanctioned investments in the area of NOK 50 million linked to de-bottlenecking and increased storage capacity in the plant. These investments have increased our level of self-sufficiency in Norway from 60% to 80%. Fish feed is by far the most important input factor in salmon farming. Through the gradual in-sourcing of feed, we strive to decrease the cost of feed as well as improve growth and feed conversion rates, and improve end-product quality.

The board is monitoring the steps taken to improve the performance of VAP Europe and Morpol closely. These entities will be reported under the umbrella Consumer Products from 2015 onwards.

The board is excited by the prospects of the contemplated merger between Marine Harvest Chile and AquaChile, which adheres to our strategy of forming a world leading integrated protein group. Our already strong position within salmon farming in Chile will be further strengthened and the combination of these excellent companies will form a very efficient Chilean entity that also will benefit the entire Chilean industry from a sustainability point of view. The board believes that such a strategy will provide significant operational benefits, as well as improving and stabilizing our long-term earnings for the Group.

Furthermore, the demand for farmed Atlantic salmon is expected to benefit from the strong secular trends of growing population, awareness of healthy eating and geographic expansion of retail chains with logistics able to carry fresh products. In the first quarter of 2015, harvest volumes for our Farming segment were approximately 83,000 tonnes gutted weight, and were approximately 65,000, 7,000 and 10,000 tonnes gutted weight for our Farming operations in Norway, Scotland and Canada, respectively. Coupled with expected limited supply in the coming periods, the board expects a tight market balance in the coming periods. The Nasdaq future price for salmon in 2015 is currently about NOK 40 per kilogram.

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

Biomass

Changes in the estimated fair value on biomass are recognized in the statement of comprehensive income. The fair value adjustment is presented on two separate lines in the statement of comprehensive income: “fair value uplift on harvested fish” and “fair value adjustment on biological assets”. The change in fair value adjustment is calculated as the change in fair value of the biomass less the change in accumulated cost of production for the biomass. The fair value uplift on harvested fish is the release from stock of the fair value adjustment related to the fish harvested in the period. See below (“Biological assets”) for further discussion regarding ignificant estimates involved in the fair value measurement of biological assets.

Biological assets

Our biological assets, which comprise eggs, juveniles, smolt and fish in the sea, are recognized at fair value less cost to sell in accordance with IAS 41, Agriculture and IFRS 13, Fair Value Measurement. Management applies significant judgment in determining fair value less cost to sell, as effective markets for sale of live fish do not exist.

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

In determining the appropriate estimated market price we use a combination of various third party sources, such as forward market prices for salmon derivatives (where available), spot prices and recently entered fixed price contracts. In terms of establishing appropriate volume estimates, we monitor each individual site in terms of biological transformation/performance to ensure accuracy. Further, at harvesting we identify any difference between actual harvested volumes and estimated volumes in order to calibrate the estimates. Normally, the volume deviations are minor.

Our fair value estimates of biological assets are primarily sensitive to the estimated market price assumption. Other estimates include cost at harvest, average weight and quality at harvest. An increase of NOK 1 per kilogram gutted weight in the estimated market price would change the carrying value of biological assets (which equals the fair value less cost to sell) by approximately NOK 188.2 million as of December 31, 2014. An increase of 1% in the average weight of fish would change the value of biological assets by approximately NOK 59.9 million, and a 1% increase in the share of superior grade fish at harvest would increase the value by approximately NOK 21.3 million as of December 31, 2014.

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

Although the assumptions we use in our discounted cash flow model are consistent with the assumptions we use to generate our internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows for each CGU and the relative risk of achieving those cash flows. The discount rates are based on the Weighted Average Cost of Capital (WACC) methodology. The cost of equity is based on the Capital Asset Pricing Model (CAPM). In determining the input assumptions to the WACC model, we use third party sources where available (e.g., interest rate, inflation rate and beta) and our treasury department’s assessment of our incremental borrowing rate. Assumptions and estimates about future cash flows are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts, there are significant changes in the regulatory environment, or we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in the fair value of one or more of our CGUs, we may be required to recognize future impairment charges for goodwill or farming licenses. Impairment charges could materially decrease our future net income and result in lower asset values on our statement of financial position.

As of December 31, 2014, we had a total of approximately NOK 8.9 billion in goodwill and farming licenses. During the fourth quarter of 2014 we performed our annual impairment test of goodwill and farming licenses. Using the methodology described above, we determined that the estimated fair value of all our CGUs exceeded their carrying values and that they were not impaired. In addition, during this analysis we concluded that the estimated fair values of all our CGUs substantially exceeded their carrying values, and that no reasonably possible change in any key assumption would cause the carrying amount to exceed its recoverable amount.

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

Our estimates, assumptions and judgments used in the application of our property, plant and equipment accounting policies reflect both historical experience and expectations regarding future industry conditions and operations. Using different estimates, assumptions and judgments, especially those involving the useful lives and expectations regarding future industry conditions and operations, would result in different carrying values of assets and results of operations. As of December 31, 2014, there were no indications of impairment related to our property, plant and equipment.

Derivative financial instruments and hedge accounting

We use derivative financial instruments to mitigate our foreign currency risk and interest rate risk. These objectives are more fully described in Note 13 to the consolidated financial statements. We record all our derivative financial instruments on the statement of financial position at fair value. Market value changes result in a change in the fair value of these financial instruments. The recognition of the changes in fair value of these financial instruments is recorded in the statement of comprehensive income and is contingent upon whether the financial instruments has been designated and qualifies as part of a hedging relationship.

Gains and losses on derivative financial instruments not designated in formal hedging relationships are recognized through profit or loss. Certain derivative financial instruments used to mitigate foreign currency risk and interest rate risk have historically been designated as cash flow hedges. Accordingly, unrealized gains and losses has historically been recorded as a component of other comprehensive income or loss.

The criteria used to determine if a financial instrument meets the definition of a derivative and qualifies for hedge accounting treatment are complex and require management to exercise professional judgment. Further, significant changes in the fair value of these financial instruments could materially impact our financial position, results of operations or cash flows.

We have discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014, as they no longer qualify for hedge accounting. The cumulative gain on the hedged interest rate swaps that has been recognized in other comprehensive income have been reclassified from equity to profit or loss, as it is no longer highly probable that the forecasted transactions are expected to occur. The cumulative gain on the currency cash flow hedges that has been recognized in other comprehensive income has been reclassified from equity to profit and loss, when the expected forecast transactions occur.

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

IFRS 9—Financial instruments

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

IFRS 15 revenue from contracts with customers

IFRS 15 replaces existing IFRS revenue requirements.  The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. The effective date is 2017, but is not expected to give material effects for revenue recognition for Marine Harvest. The method we intend to use to adopt IFRS 15 is still being considered.

Quantitative and Qualitative Disclosure about Market Risk

For disclosure regarding the quantitative and qualitative market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Safe Harbor
See “Special Note Regarding Forward-Looking Statement.”

ITEM 6.    Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth information regarding our directors as of the date of this annual report.

Name	Age	Function	Date Elected	Term Expires
Ole-Eirik Lerøy	55	Chairman of Marine Harvest ASA	2013	2015
Leif Frode Onarheim	80	Vice Chairman of Marine Harvest ASA	2013	2015
Solveig Strand	53	Director	2014	2016
Heléne Vibbleus	56	Director	2014	2016
Cecilie Fredriksen	31	Director	2014	2016
Michael Parker(1)	61	Director	2013	2015
Ørjan Svanevik	48	Director	2014	2016
Stein Mathiesen	41	Factory Scheduler, MH Norway Region West	2014	2016
Lars Eirik Hestnes	45	HSE Coordinator, MH Norway Region Mid	2014	2016
Kjellaug Hoås Samland	58	Operational Manager Freshwater, MH Norway Region South	2014	2016

1) Mr. Parker resigned from the board of directors in March 2015.

The following table sets forth information regarding our senior management as of the date of this annual report:

Name	Age	Position
Alf-Helge Aarskog	47	Chief Executive Officer
Ivan Vindheim	44	Chief Financial Officer
Marit Solberg	58	Chief Operating Officer, Farming
Ola Brattvoll	46	Chief Operating Officer, Sales & Marketing
Ben Hadfield	38	Chief Operating Officer, Fish Feed

The business address of all directors and senior management is the business address of the Company.

Biographies

Ole-Eirik Lerøy. Mr. Lerøy has broad experience in the seafood industry. He was the CEO of Lerøy Seafood Group ASA, a seafood production and distribution company based in Bergen, Norway, from 1991 to 2008. He was the chairman of the Norwegian Seafood Federation (FHL), a body representing companies within the fisheries and aquaculture sectors in Norway, from 2000 to 2006 and the chairman of the board of the Norwegian Seafood Export Council (NSEC), a body that promotes Norwegian seafood outside Norway, from 1994 to 2000. Mr. Lerøy was vice chairman of DNB Supervisory Board from 2006 to 2008. He is the managing director of Framar AS, an investment company and holds various board positions in connection with Framar’s investments. Mr. Lerøy is educated at the Norwegian School of Management and he has attended the AFF management program. He is a member of the board of the International Groundfish Forum. Mr. Lerøy has been a director of Marine Harvest ASA since 2009.
Leif Frode Onarheim. Mr. Onarheim was the president and CEO of Nora Sunrose AS and CEO of Nora Industrier ASA, Norway’s largest manufacturer of beer, soft drinks and a variety of food products, from 1971 to 1992. Nora merged with Orkla ASA in 1991 and Mr. Onarheim served as chairman of the board. From 1993 to 1997 he was President of the Norwegian School of Management. He served as chairman of the Federation of Norwegian Industries from 1997 to 2001 and as a member of the Norwegian Parliament from 2001 to 2005. He has held directorships in various private and governmental enterprises.

Mr. Onarheim has a MBA from the Norwegian School of Economics and Business Administration. He serves as a member of the Asker Council and is a member of the executive committee. Mr. Onarheim has been a director of Marine Harvest ASA since 2006. He was a director of Fjord Seafood ASA, a company acquired by Marine Harvest, from 2005-2006.
Solveig Strand. Ms. Strand has been the managing director of the companies within Strand Group, since 1999 and was a Parliamentary Secretary for the Norwegian Ministry of Fisheries. She is the managing director and a board member of Havsbryn AS, since 2002, the managing director and board member of Fiskeskjer AS, since 2002 and the chairman of the board of Vasshaugen Invest AS since 2003. She has also been a member of the county council of Møre og Romsdal and holds a degree in IT and Economics. Ms. Strand has been a director of Marine Harvest ASA since 2006. She was a director of Fjord Seafood ASA, a company acquired by Marine Harvest, from 2004 until 2006.
Heléne Vibbleus. Ms. Vibbleus is chief audit executive of Elekta AB. She worked as an external auditor from 1981 until 2001, and became an authorized auditor and partner of PwC in Sweden. In the period 2001-2007 Ms. Vibbleus was employed by AB Electrolux as senior vice president, where she held two global positions, first as head of internal audit, and second as group controller. Since 2007 she has served as a non-executive independent director of several boards, including Invisio Communications AB where she was also the chairman of the board, and Renewable Energy Corporation ASA where she was also the chairman of the audit committee. Up until 2014 she was also managing her own management consultancy business. She is currently a member of various boards of directors and also chairman of the audit committee, including in Orio AB, Scandi Standard AB and Trelleborg AB. Ms. Vibbleus holds a degree in Business Administration from the University of Linköping. Ms. Vibbleus has been a director of Marine Harvest ASA since 2014.
Cecilie Fredriksen. Ms. Fredriksen serves as an executive officer at Frontline Corporate Services Ltd. Ms. Fredriksen is a member of several boards including Northern Offshore Ltd., an operator of offshore oil and gas drilling units and production vessels, Ship Finance International Ltd. since 2008, a vessel owning company, and Archer Ltd., an oilfield service provider. Ms. Fredriksen holds a degree in Business and Spanish from London Metropolitan University. She has been a director of Marine Harvest ASA since 2008.
Michael Parker. Mr. Parker has over 30 years of general management experience in the food industry, mainly in seafood, including as former deputy CEO of Youngs Bluecrest Seafood (now Findus Group). He was a board member of the UK government seafood body, Seafish, and is currently active in the UK public affairs consultancy and publishing. Mr. Parker has been the chair of the Grimsby Institute Group, an education provider, since 2012 as well as a member of the Humber Local Enterprise Partnership, a regional group established to promote economic growth, since 2013, Lodestone (Oxford) Ltd., a strategic communication consultancy firm, since 2012 and Brookes Parker Ltd, a consultancy service and investment firm, since 2011. He holds a degree in Business Administration from the University of Bath and was a trustee of the Marine Stewardship Council from 2000 to 2010. Mr. Parker had been a director of Marine Harvest ASA from 2011 until he announced his resignation from the board in March 2015.
Ørjan Svanevik. Mr. Svanevik is an employee of the Seatankers Group. He was previously managing director for the investment advisory Oavik Capital. Mr. Svanevik served as partner and head of M&A at Aker ASA from 2005 to 2008, as COO and EVP of Kværner ASA from 2004 to 2005 and as head of business development at Aker Solutions ASA from 2001 to 2004. Mr. Svanevik has worked nearly for a decade in corporate advisory and investment banking. He started his career at Schlumberger, where he held various international financial management positions. Mr. Svanevik has an AMP from Harvard Business School, MBA from Thunderbird and a Master of Business and Economics from Norwegian School of Management. Mr. Svanevik has been a director of Marine Harvest ASA since 2014.
Stein Mathiesen. Mr. Mathiesen began working in the seafood business in 1989 at Domstein and has been working in Marine Harvest since 2007. He is a trained food technician and is currently a factory scheduler at Marine Harvest Norway Region West, a position he has held since 2007. Mr. Mathiesen was elected to the board of directors as a representative of the employees. Mr. Mathiesen has been a director of Marine Harvest ASA since 2012.
Lars Eirik Hestnes. Mr. Hestnes started working for Marine Harvest in 1993 and has since 1994 been site manager at various seawater sites. He is currently a Health, Safety and Environment, or HSE Coordinator and Brainsafe instructor in Marine Harvest Region Mid. He has a certificate of completion as farm technician, and the course “HSE management and change” organized by Addisco/FLT at Bergen University College. Mr. Hestnes was elected to the board of directors as a representative of the employees. Mr. Hestnes has been a director of Marine Harvest ASA since 2014.
Kjellaug Hoås Samland. Ms. Samland has worked in the seafood business since 1992 and has in addition been politically active in her municipality.  She is currently an operational manager freshwater in Marine Harvest Norway Region

South. She has a degree in aquaculture and fish diseases from the University of Bergen. Ms. Samland was elected to the board of directors as a representative of the employees. Ms. Samland has been a director of Marine Harvest ASA since 2014.
Alf-Helge Aarskog. Mr. Aarskog has served as CEO of Marine Harvest since 2010. Prior to this, he was CEO (2009 to 2010) and Executive Vice President (2007 to 2009) at Lerøy Seafood Group ASA. Previous positions include Managing Director (2004 to 2007) of Lerøy Midnor AS, a subsidiary of Lerøy Seafood Group ASA, and Head of Production (2002 to 2004) at Fjord Seafood ASA, a company that was later merged with ours. He holds a degree in Fish Nutrition from the Norwegian College of Agriculture.
Ivan Vindheim. Mr. Vindheim joined Marine Harvest as CFO in 2012. Prior to joining the company, he was the CFO of Lerøy Seafood Group ASA for five years. He has also held the position as Vice President of Finance (2005 to 2007) at Rolls-Royce and worked for Deloitte within auditing and corporate finance. He holds an MSc in Business and an MBA from the Norwegian School of Economics and Business Administration. He is also a licensed State Authorized Public Accountant and Certified European Financial Analyst.
Marit Solberg. Ms. Solberg has been the COO of Marine Harvest’s Farming Business Area since 2011. Prior to this, she was the Managing Director (2002 to 2011) of Marine Harvest Norway AS. Ms. Solberg has held senior management positions at Hydro Seafood (1996 to 2002) as well as at Mowi AS (1985 to 1996), a seafood company acquired by Marine Harvest. She holds a degree in Microbiology from the University of Bergen.
Ola Brattvoll. Mr. Brattvoll has served as the COO of Marine Harvest´s Sales & Marketing Business Area since December 2010. Prior to joining us, he worked in the marketing and sales department of the Norwegian Seafood Export Council´s Norway office (1995 to 2002) and Tokyo office (2002 to 2006). Mr. Brattvoll has also worked as Market Director (2006 to 2007) and Vice President of Sales (2010 to 2011) at Hallvard Lerøy AS, a seafood company. He holds a degree in Fisheries from the Norwegian College of Fishery Science, University of Tromsø.
Ben Hadfield. Mr. Hadfield has been the COO of Marine Harvest’s Fish Feed Business Area since February 2013, before which he was Production Manager at Marine Harvest Scotland (2007 to 2013) and the Technical Chairman of the Scottish Salmon Producers’ Organisation (2012 to 2013). His previous positions also include Technical & HSEQ Manager (2004 to 2007) and Environmental Manager (2000 to 2004) at Marine Harvest Scotland. He holds degrees from the University of Sheffield and the University of Manchester.

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

The remuneration paid to our members of the board in the year ended December 31, 2014 is set forth below:

Name	Position	Board fees	Audit Committee fees	Salaries and Other Remuneration(1)	Total
		(in NOK thousand)
Ole-Eirik Lerøy	Chairman	1,125	—	—	1,125
Leif Frode Onarheim	Vice Chairman	575	175	—	750
Solveig Strand	Board member	388	113	—	500
Heléne Vibbleus(2)	Board member	175	50	—	225
Cecilie Fredriksen	Board member	388	—	—	388
Michael Parker(3)	Board member	388	—	—	388
Ørjan Svanevik(2)	Board member	—	—	—	—
Stein Mathiesen	Board member, employee representative	388	—	783	1,171
Lars Eirik Hestnes(2)	Board member, employee representative	175	—	909	1,084
Kjellaug Hoås Samland(2)	Board member, employee representative	175	—	844	1,019

(1)	Remuneration is paid to the employee representatives serving on our board in their capacity as our employees and not for services performed on the board of directors.

(2)	Was elected to the board in October 2014, and therefore was not a member of the board for the full year 2014.

(3)	Mr. Parker resigned from the board of directors in March 2015.

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

The remuneration paid to our senior executives in the year ended December 31, 2014 is set forth below:

Name	Fixed Salary	Cash Bonus(1)	Share-based bonus(2)	Pension Cost(3)	Other	Total
Alf-Helge Aarskog	5,331	2,176	4,480	76	184	12,247
Ivan Vindheim	3,195	2,545	—	72	209	6,021
Marit Solberg	2,887	579	1,120	2,309	176	7,071
Ola Brattvoll	2,331	805	1,120	73	17	4,346
Ben Hadfield	1,904	—	224	49	903	3,080

(1)
Pursuant to their employment agreements, each of our senior executives is entitled to participate in our annual cash bonus scheme. The scheme provides for a payment of an annual cash bonus if an employee’s individual, relevant Business Area’s and company performance targets are met. Approximately 70% of the bonus is linked to the target achievement of Marine Harvest and of our relevant Business Areas, while 30% is linked to individual target achievement.  The size of the bonus is for each individual is limited to a share of the person’s fixed salary. Such bonus shall normally not exceed 50% of the fixed salary.

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

As of December 31, 2014, we had set aside NOK 31.9 million to provide for pensions, retirement or similar benefits for our executive officers named in the foregoing table.

C. Board Practices.

Board of Directors

Our Articles of Association provide that our board of directors shall consist of a minimum of six and a maximum of 12 members. As of the date of this annual report, our board of directors was composed of six directors nominated and elected by the shareholders (one of whom, Mr. Ole-Eirik Lerøy, is also our chairman of the board) and three directors nominated and elected by our employees. In order to comply with the Norwegian Code of Practice for Corporate Governance, a majority of our shareholder-elected board members must be independent of our senior management and our material business contacts, and at least two of our shareholder-elected board members must be independent of our main shareholders. The primary responsibility of our board of directors is to oversee our operations and affairs, and to supervise the policies of senior management. The terms for three of the shareholder-elected board members (one of whom, Mr. Parker, resigned from the board in March 2015) will expire at the annual general meeting of shareholders to be held in 2015 and the terms for the four remaining shareholder-elected board members will expire at the annual general meeting of shareholders to be held in 2016. The terms for the three employee-elected board members will expire in 2016.

We have entered into employment agreements with each of our executive officers. None of the board members has any service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

Audit committee.    The audit committee consists of Leif Frode Onarheim, Solveig Strand and Helène Vibbleus, with Mr. Onarheim acting as chairman of the audit committee. All three members of the audit committee are deemed independent of our senior management. The audit committee reports to the board of directors and conducted seven meetings during 2014. The responsibility of the audit committee is to monitor our financial reporting process and the effectiveness of our systems for internal control and risk management. The audit committee keeps in regular contact with our auditor regarding the auditing of the annual accounts and evaluates and oversees the auditor’s independence. The audit committee reviews ethics and compliance issues.

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

D. Employees.

See “Item 4—Information on the Company—B. Business Overview—People—Providing Safe and Meaningful Jobs.”

E. Share Ownership.

Share Purchase Program

All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have from 2009 through 2014 had the opportunity to acquire our ordinary shares within the scope of the Norwegian Tax Act Section 5-14. In 2014, Marine Harvest ASA`s Scottish subsidiaries were included in this program. The board annually considers giving the employees the opportunity to acquire shares in the Company at a gross amount of up to NOK 15,000 at a discount of 20%. These provisions provide these employees with an opportunity to receive a tax free benefit of NOK 1,500 in connection with their participation in this scheme. The employees are given the opportunity to receive acquisition financing through a loan from us, which is deducted from their salary over a period of a maximum of ten months. Senior executives are not allowed to finance their share purchases through a loan from Marine Harvest.

Outstanding Equity Awards to Certain Members of Senior Management

The following table sets forth Units and call options for our ordinary shares held by certain members of our senior management as of December 31, 2014. No call options other than those stated in the table below were granted by us to members of our senior management and are currently outstanding. We do not grant call options (or any other equity securities) to our board members in their capacity as members of the board.

	2014 Allotment of Call Options(1)(2)	2013 Allotment of Call Options(1)(2)	2012 Allotment of Call Options(1)(2)
Alf-Helge Aarskog	547,917	577,470	577,470
Ivan Vindheim	109,583	115,494	115,494
Marit Solberg	109,583	115,494	115,494
Ola Brattvoll	109,583	115,494	115,494
Ben Hadfield	109,583	46,198	—

(1)	Presents the number of options or Units granted, adjusted for dividends and changes in the equity capital during the term of the option according to the OSE derivative rules.

(2)
As of December 31, 2014, the strike price of the 2014 options was NOK 74.5753, the strike price of the 2013 options was NOK 48.4834 and the strike price of the 2012 options was NOK 30.2180. The 2012 call options expire on March 21, 2016, the 2013 call options expire on March 21, 2017 and the 2014 options expire on June 23, 2018.

ITEM 7.   Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our shares by:

•	each of our directors, director nominees, and executive officers individually and as a group; and

•	each person known to us to own beneficially more than 5% of our issued ordinary shares.

The calculations in the table below are based on 410,377,759 shares outstanding as of March 31, 2015, which comprise our entire issued and outstanding share capital as of that date. As of March 31, 2015, 47,037,322 of our shares were held in the United States, comprising 11.46% of our issued share capital. In addition, as of March 31, 2015, we had 114 shareholders of record in the United States.

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
All ordinary shares have the same voting rights.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of us.

	As of March 31, 2015
	Total Ordinary Shares	Total % of Issued Share Capital
Directors and Executive Officers:
Ole-Eirik Lerøy(1)	2,722,000	0.7%
Leif Frode Onarheim(2)	32,500	*
Solveig Strand(3)	2,000	*
Helène Vibbleus	—	—
Cecilie Fredriksen(4)	—	—
Ørjan Svanevik	—	—
Stein Mathiesen	—	—
Lars Eirik Hestnes	—	—
Kjellaug Hoås Samland	585	*
Alf-Helge Aarskog, CEO	138,434	*
Ivan Vindheim, CFO	524	*
Marit Solberg, COO, Farming	47,677	*
Ola Brattvoll, COO, Sales and Marketing	9,095	*
Ben Hadfield, COO, Fish Feed	6,734	*
All directors and executive officers as a group	2,959,549	0.7%
Major Shareholders:
Geveran Trading Co. Ltd.(5)	108,701,732	26.5%
Folketrygdfondet(6)	37,059,866	9.0%
Clearstream Banking S.A.(7)	11,099,112	2.7%

*Represents less than 1% of our issued and outstanding share capital.

(1)
Ole-Eirik Lerøy and his affiliate own 2,722,000 shares in Marine Harvest ASA, and have a right to acquire 3,000,000 shares pursuant to a forward agreement. The settlement date of the forward agreement is January 6, 2016 and the purchase price is NOK 77.3 per share. The structure includes a mechanism which limits Mr. Lerøy and his affiliate’s losses at expiration to NOK 30 million.

(2)	Leif Frode Onarheim’s shares are owned beneficially through LONAR AS.

(3)	Solveig Strand’s shares are held beneficially through Aquaris Invest AS.

(4)	Cecilie Fredriksen is a member of the class of beneficiaries of the trusts which indirectly control Geveran Trading Co. Ltd., our largest shareholders.

(5)
Geveran Trading Co. Ltd., which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, including Cecilie Fredriksen, one of our directors, and its affiliates holds 117,351,603 shares representing 28.6% of the issued capital in Marine Harvest ASA and has an additional exposure to the share through total return swap, or TRS, agreements relating to 3,000,000 shares in Marine Harvest ASA. Refer to note 24 to our audited annual consolidated financial statements included elsewhere in this annual report for further information regarding TRS agreements. To the best of the Company’s knowledge, voting and decision making power is held by trusts established by John Fredriksen for the benefit of his immediate family.

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

ITEM 8.    Financial Information

A. Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this annual report. See “Item 4. Information on the Company —B. Business Overview — Legal proceedings” for a discussion of legal proceedings and sales by country.

B. Significant Changes.

See “Item 5. Operating and Financial Review and Prospects.”

ITEM 9.    The Offer and Listing

A. Offer and Listing Details.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the OSE in NOK:

	Price per ordinary share
	High	Low
Annual (1):
Year ended December 31, 2010	6.44	4.24
Year ended December 31, 2011	7.00	2.19
Year ended December 31, 2012	5.21	2.61
Year ended December 31, 2013	7.39	5.02
Year ended December 31, 2014	103.5	63.10
Quarterly (1):
Three months ended June 30, 2013	6.37	5.53
Three months ended September 30, 2013	6.51	5.64
Three months ended December 31, 2013	7.39	6.35
Three months ended March 31, 2014	78.10	63.10
Three months ended June 30, 2014	83.75	66.45
Three months ended September 30, 2014	89.90	76.20
Three months ended December 31, 2014	103.50	81.40
Three months ended March 31, 2015	110.10	91.20
Most Recent Six Months:
October 2014	95.50	81.40
November 2014	103.50	94.55
December 2014	103.40	95.70
January 2015	110.1	98.00
February 2015	102.00	93.65
March 2015	101.4	91.20
April 2015 (through April 27)	98.20	92.25

(1)	Figures for 2010 through 2013 are presented before the effect of the reversed split of shares (10:1) effected in January 2014.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NYSE in USD.

	Price per ordinary share
	High	Low
Annual Since January 28, 2014 Listing:
Year Ended December 31, 2014	15.34	10.50
Quarterly Since January 28, 2014 Listing:
Three months ended March 31, 2014	12.44	10.50
Three months ended June 30, 2014	13.72	11.65
Three months ended September 30, 2014	14.37	12.65
Three months ended December 31, 2014	15.34	12.55
Three months ended March 31, 2015	14.29	11.39
Monthly:
October 2014	14.22	12.55
November 2014	15.34	14.03
December 2014	14.71	12.93
January 2015	14.29	12.66
February 2015	13.46	12.33
March 2015	12.76	11.39
April 2015 (through April 27)	12.63	11.47

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

B. Memorandum and Articles of Association.

Summary of our Articles of Association
        Name of the company: Our registered name is Marine Harvest ASA. We are a Norwegian public limited liability company. Our registration number in the Norwegian Register of Business Enterprises is 964 118 191.

        Registered office: Our registered office is in Bergen municipality, Norway.
        Object of the company: The object of our company is production, refinement, sale and distribution of seafood and goods used in seafood production, either directly or through participation in other companies and thereto-related activities.
        Share capital: Our share capital is NOK 3,375,642,390 divided into 450,085,652 ordinary shares.
        Nominal value of shares: The nominal value of each ordinary share is NOK 7.5.
        Board of directors: Our articles of association provide that our board of directors shall be composed of a minimum of six and a maximum of 12 directors.
        Our articles of association follow the Norwegian model and are brief, with the remainder of the rights and obligations embedded within the Norwegian Public Limited Liability Companies Act.
General Meetings
        In accordance with Norwegian law, our annual general meeting of shareholders must be held each year on or prior to June 30. Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least 21 days prior to the date of the meeting. A shareholder may vote at the general meeting either in person or by proxy. The annual general meeting deals with the annual report and accounts, including distribution of dividends, and any other matters as required by law or our articles of association.
        In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the board of directors. An extraordinary general meeting must be convened for consideration of certain matters upon written request of our auditors or of shareholders representing a total of at least 5% of the outstanding share capital.
Voting Rights
        All of our ordinary shares carry equal right to vote at general meetings. Except as otherwise provided, decisions which shareholders are entitled to make pursuant to Norwegian law or our articles of association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are deemed elected. However, certain decisions, including resolutions to issue or to authorize our board of directors to issue new shares, convertible bonds or warrants, to waive preferential rights in connection with any such issue, to approve a merger or demerger, to amend our articles of association or to authorize our board of directors to purchase our shares and hold them as treasury shares and to reduce our share capital, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at a general meeting. Norwegian law further requires that certain decisions, which have the effect of substantially altering the rights and preferences of any shares or class of shares, receive the approval by all the holders of such shares or class of shares as well as the majority required for amending the articles of association. Decisions that (i) would reduce the rights of some or all of the our shareholders in respect of dividend payment or other rights to assets or (ii) restrict the transfer of the shares, require that at least 90% of the share capital represented at the general meeting in question vote in favor of the resolution, as well as the majority required for amending the articles of association.
        In order to be entitled to vote at a general meeting, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depository, referred to as the VPS System (described below), or, alternatively, attend a meeting and provide evidence of share ownership.
        Beneficial owners of shares which are registered in the name of a nominee are not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees. The beneficial owners of ADSs will therefore only be able to vote at meetings by surrendering their ADSs, withdrawing their ordinary shares from the ADS depositary and registering their ownership of such ordinary shares directly in our share register in the VPS System. Alternatively, the ADS holder may instruct the ADR depositary to vote for the ordinary shares underlying the ADSs on behalf of the holder, provided that the ADS holder instructs the depositary to execute a temporary transfer of the underlying ordinary shares in the VPS System to the beneficial owner. Similarly, beneficial owners of ordinary shares registered through other VPS-registered nominees will not be able to vote their shares unless their ownership is re-registered in the name of the beneficial owner prior to the relevant shareholders' meeting.
The VPS System and Transfer of Shares

        The VPS System is Norway's paperless centralized securities registry. It is a computerized bookkeeping system that is operated by an independent body used to record ownership of and transactions in or relating to shares in Norwegian public companies. Our share register is operated through the VPS System.
        All transactions relating to securities registered with the VPS are made through computerized book entries. No physical share certificates are or can be issued. The VPS System confirms each entry by sending a transcript to the registered shareholder regardless of beneficial ownership. To effect these entries, the individual shareholder must establish a securities account with a Norwegian account agent. Norwegian banks, the Central Bank of Norway, authorized securities brokers in Norway and Norwegian branches of credit institutions established within the European Economic Area are allowed to act as account agents.
        The entry of a transaction in the VPS System is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the subject security.
        VPS is strictly liable for any direct economic loss resulting from an error in connection with registering, altering or canceling a right unless the error is caused by matters outside VPS's control and which VPS could not reasonably be expected to avoid or mitigate. VPS's liability is capped at NOK 500 million. The courts may reduce or set aside VPS's liability if the person who has suffered the loss has contributed to the loss willfully or negligently.
        VPS must provide information to the Norwegian Financial Supervisory Authority, or FSA, on a regular basis, as well as any information that the FSA requests. Further, Norwegian tax authorities may require certain information from VPS regarding any individual's holdings of securities, including information about dividends and interest payments.
        Non-Norwegian shareholders may register their shares in VPS in the name of a nominee (bank or other nominee) approved by the FSA. An approved and registered nominee has a duty to provide information on demand about beneficial shareholders to the company and to the Norwegian authorities. In case of registration by nominees, the registration in VPS must show that the registered owner is a nominee under Norwegian law. A registered nominee has the right to receive dividends and other distributions, but cannot vote in general meetings on behalf of the beneficial owners. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to his or her shares unless that transferee or assignee has registered his or her shareholding or has reported and shown evidence of such share acquisition and the acquisition of such shares is not prevented by law, our articles of association or otherwise.
Amendments to our Articles of Association, including Variation of Rights
        The resolution to amend the articles of association shall be adopted by the general meeting. The affirmative vote of two-thirds of the votes cast as well as two-thirds of the aggregate share capital represented at the general meeting is required to amend our articles of association. Any amendment which would reduce any shareholder's right in respect to dividend payments or other rights to our assets or restrict the transferability of shares requires a vote of at least 90% of the aggregate share capital represented in a general meeting. Certain types of changes in the rights of our shareholders require the consent of all affected shareholders as well as the majority normally required to amend our articles of association. Our articles of association were last amended on March 25, 2015.
Additional Issuances and Preferential Rights
        If we issue any new shares, including bonus share issues, our articles of association must be amended, which requires the same vote as other amendments to our articles of association. In addition, under Norwegian law, our shareholders have a preferential right to subscribe to issues of new shares by us. The preferential rights may be waived by a resolution at a general meeting passed by the same majority required to approve amendments to our articles of association.
        The general meeting may, with a majority vote as described above, authorize the board of directors to issue new shares and to waive the preferential rights of shareholders in connection with such issuances. Such authorization may be effective for a maximum of two years and the nominal value of the shares to be issued may not exceed 50% of the nominal share capital when the authorization is registered in the Norwegian Register of Business Enterprises.
        The issuance of shares to holders who are citizens or residents of the United States upon the exercise of preferential rights may require us to file a registration statement in the United States under United States securities laws. If we decide not to file a registration statement, these holders may not be able to exercise their preferential rights. If a US shareholder is ineligible to participate in a rights offering, such shareholder would not receive the preferential rights and we would seek to sell such rights on the shareholder's behalf.
        Under Norwegian law, bonus share issues may be distributed, subject to shareholder approval, by transfer from our distributable equity or from our share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the nominal value of the shares outstanding.
Minority Rights
        Norwegian law contains a number of protections for minority shareholders against oppression by the majority including those described in this paragraph. Any shareholder may petition the courts to have a decision of the board of directors or a shareholders' general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the company. In certain grave circumstances shareholders may require the courts to dissolve the company as a result of such decisions. Shareholders holding 5% or more of our share capital have a right to demand that we hold an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may demand that we place an item on the agenda for any shareholders' meeting if we are notified in time for such item to be included in the notice of the meeting.
Payment of Dividends
        Our policy is to maintain a dividend level that reflects the present and future cash generation potential of the company. We target a net interest-bearing debt/equity ratio of less than 0.5x. When the target level is met, we aim to distribute as dividends at least 75% of the annual free cash flow after operational and financial commitments.
Rights of Redemption and Repurchase of Shares
        Our share capital may be reduced by reducing the par value of our shares or by cancelling our shares. Such a decision requires the approval of at least two-thirds of the aggregate number of votes cast and at least two-thirds of the share capital represented at the general meeting. Redemption of individual shares requires consent of the holders of the shares to be redeemed.
        We may purchase our shares if an authorization to do so has been given by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting. The aggregate nominal value of treasury shares held by the company must not exceed 10% of the company's share capital and treasury shares may only be acquired if the company's distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the general meeting cannot be given for a period exceeding two years.
Shareholders' Votes on Certain Reorganizations
        A decision to merge with another company or to demerge requires a resolution of our shareholders at a general meeting passed by a two-thirds majority of the aggregate votes cast as well as two-thirds of the aggregate share capital represented at the general meeting. A merger plan or demerger plan signed by the board of directors along with certain other required documentation would have to be sent to all shareholders at least one month prior to the general meeting.
        Any agreement between us and a shareholder or a shareholder's related party, a director or the Chief Executive Officer where the consideration exceeds the equivalent of 5% of our share capital must be approved by a general meeting. This does not apply to acquisition of listed securities at market price or to agreements in the ordinary course of business entered into on normal commercial terms.
Liability of Directors and the Chief Executive Officer
        Our directors and the Chief Executive Officer owe a fiduciary duty to the Company and its shareholders. Their fiduciary duty requires that they act in our best interests when exercising their functions and exercise a general duty of loyalty and care toward us. Their principal task is to safeguard the interests of the Company.
        Our directors and the Chief Executive Officer can each be held liable for any damage they negligently or willfully cause us. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or to not pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend our articles of association, shareholders representing more than 10% of the share capital or (if there are more than 100 shareholders) more than 10% of the number of shareholders may pursue the claim on our behalf and in our name. The cost of any such action is not our responsibility, but can be recovered from any proceeds we receive as a result of the action. If the decision to grant exemption from liability or to not pursue claims is made by such a majority as is necessary to amend the articles of association, the minority shareholders cannot pursue the claim in our name.
Indemnification of Directors
        Neither Norwegian law nor our articles of association contain any provision concerning indemnification by us of our directors.
Distribution of Assets on Liquidation
        Under Norwegian law, a company may be wound-up by a resolution of the company's shareholders in a general meeting passed by both a two-thirds majority of the aggregate votes cast and two-thirds of the aggregate share capital represented at the meeting. The shares rank equal in the event of a return on capital by the company upon a winding-up or otherwise.
The Norwegian Securities Trading Act
        Norwegian companies listed on the OSE and their shareholders are required to comply with the provisions of the Norwegian Securities Trading Act.
Disclosure of Acquisitions and Disposals
        A person, entity or consolidated group that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of our share capital has an obligation under Norwegian law to notify us and the OSE of such action immediately. The same applies if the disclosure thresholds are crossed due to other circumstances, such as a change in the company's share capital. A corresponding disclosure obligation applies with respect to any holder of ADSs who is entitled upon surrender of the ADSs to acquire directly or indirectly the beneficial ownership of a number of shares that, together with any other shares, additional ADSs representing ordinary shares or options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, meets, exceeds or falls below these thresholds.
Mandatory Bid Requirement
        Norwegian law requires any person, entity or consolidated group that acquires more than one-third of the voting rights of a Norwegian company listed on the OSE to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party's own shareholding, represent more than one-third of the voting rights in the company and the OSE determines that this is regarded as an effective acquisition of the shares in question.
        The offer will be subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the one-third threshold was crossed, but equal to the market price if it is clear that the market price was higher when the one-third threshold was crossed. If the offeror acquires or agrees to acquire additional shares at a higher price prior to expiry of the mandatory offer period, the offeror is obligated to restate its offer at such higher price. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the one-third limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares which exceed the one-third limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve, other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.

        Any person, entity or consolidated group that owns shares representing more than one-third of the votes in a Norwegian company listed on a Norwegian regulated market is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company.
        Any person, entity or consolidated group that has passed any of the above mentioned thresholds in such a way as not to trigger the mandatory bid obligation, and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.
Compulsory Acquisition
        Pursuant to the Norwegian Public Limited Companies Act, a shareholder who, directly or via subsidiaries, acquires shares representing 90% or more of the total number of issued shares as well as 90% or more of the total voting rights (the "Majority Shareholder") has the right (and each remaining minority shareholder of that company would have the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by such shareholder. A compulsory acquisition has the effect that the Majority Shareholder becomes the owner of the shares of the minority shareholders with immediate effect.
If a shareholder, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares, as well as more than 90% of the total voting rights, through a voluntary offer in accordance with the Securities Trading Act, a compulsory acquisition can, subject to the following conditions, be carried out without such shareholder being obliged to make a mandatory offer: (i) the compulsory acquisition is commenced no later than four weeks after the acquisition of shares through the voluntary offer, (ii) the price offered per share is equal to or higher than what the offer price would have been in a mandatory offer, and (iii) the settlement is guaranteed by a financial institution authorized to provide such guarantees in Norway.
        A Majority Shareholder who effects a compulsory acquisition is required to offer the minority shareholders a specific price per share. The determination of the offer price is at the discretion of the Majority Shareholder. However, where the offeror, after making a mandatory or voluntary offer, has acquired more than 90% of the voting shares of a company and a corresponding proportion of the votes that can be cast at the general meeting, and the offeror pursuant to Section 4-25 of the Norwegian Public Limited Companies Act completes a compulsory acquisition of the remaining shares within three months after the expiry of the offer period, it follows from the Norwegian Securities Trading Act that the redemption price shall be determined on the basis of the offer price for the mandatory/voluntary offer unless specific reasons indicate another price.
Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of such court procedure would normally be charged to the account of the Majority Shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.
Absent a request for a Norwegian court to set the price or any other objections to the price being offered, the minority shareholder would be deemed to have accepted the offered price after expiry of the specified deadline.

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

Foreign investors may trade shares listed on the OSE through any broker that is a member of the OSE, whether Norwegian or foreign.

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

Material Norwegian Tax Considerations

General

Please note that for the purpose of the summary below, a reference to a Norwegian or foreign shareholder or company refers to the tax residency rather than the nationality or the registration of the shareholder or company. Norwegian shareholders and companies which are tax residents in Norway are not allowed to own ADSs. The summary below does not, therefore include any description of Norwegian tax considerations for such shareholders.

Taxation of Dividends

Shareholders who are not resident of Norway for tax purposes are, as a general matter, subject to a withholding tax at a rate of 25% on dividends distributed by Norwegian companies. This withholding tax does not apply to Corporate Shareholders resident for tax purposes in European Economic Area (EEA) countries. However, a Corporate Shareholders resident in a low tax jurisdiction within the EEA will not benefit from the participation exemption, unless it has an “actual establishment” in an EEA country and takes part in “genuine economic activity” there.

The withholding tax rate of 25% is often reduced through tax treaties between Norway and the country in which shareholder may be a resident. Generally, the treaty rate does not exceed 15% and in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends may be further reduced, even to zero percent under some tax treaties. The general withholding tax rate in the tax treaty between the United States and Norway (the “Treaty”) is currently 15%. However, the Treaty is in the process of being renegotiated. The withholding tax does not apply to shareholders that carry on business activities in Norway and whose shares are effectively connected with such activities. In that case, the shareholders are taxed in the same way as shareholders resident in Norway for tax purposes. We are obligated by law to deduct any applicable withholding tax when paying dividends to non-resident shareholders.

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

If dividends paid to the depositary for redistribution to shareholders holding ADSs are subject to a withholding tax in excess of the applicable treaty rate, the beneficial owners will have to apply to COFTA for a refund of the excess amount of tax withheld. The same applies to other shareholders, who should either be exempt from withholding tax according to the EEA exemption or an applicable tax treaty, who have suffered a higher withholding tax than set out in such EEA exemption or tax treaty. As yet, there is no standardized application form to obtain a refund of Norwegian withholding tax. An application should contain the following:

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

Wealth Tax.

Shareholders who are not residents of Norway for tax purposes are not subject to wealth tax in Norway for shares in Norwegian joint stock companies unless the shareholder is an individual and the shareholding is effectively connected with his business activities in Norway.

Taxation upon Disposition of ADSs

Shareholders who are not residents of Norway for tax purposes are generally not subject to tax in Norway on capital gains, and losses are not deductible upon sale, redemption or other disposition of ADSs in Norwegian companies, unless the shareholder is carrying on business activities in Norway and such ADSs are effectively connected with such activities.

Transfer Tax.    There is no transfer tax imposed in Norway in connection with the sale or purchase of ADSs.

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

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary's) receipt of the dividend. The amount of any dividend income paid in a foreign currency will be the USD amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into USD. If the dividend is converted into USD on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into USD after the date of receipt.
Norwegian taxes imposed on dividend distributions on our ADSs generally will be eligible for credit against the U.S. Holder's U.S. federal income taxes. The amount of the Norwegian taxes eligible for this foreign tax credit generally will be equal to the amount of such taxes withheld from the dividend distributions, reduced by the amount of any refunds of such taxes subsequently received. U.S. Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any Norwegian taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the Norwegian taxing authorities. U.S. Holders who do not elect to claim a credit for any foreign income taxes paid or accrued during the taxable year may instead claim a deduction of such Norwegian income taxes. Dividends received with respect to the ADSs generally will be treated as foreign source “passive category income.” The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular situation.
As described under “—Material Norwegian Tax Consequences—Taxation of Dividends” above, the depositary is entitled to receive dividends for redistribution to a U.S. Holder of ADSs at the reduced withholding rate provided in the Treaty, provided that the U.S. Holder has furnished the depositary with appropriate certification establishing the U.S. Holder’s eligibility for the benefits of the Treaty. If a U.S. Holder is subject to withholding at a rate in excess of that provided in the Treaty, the U.S. Holder must timely file a package of documents with COFTA to obtain a refund of the tax over-withheld. See “—Material Norwegian Tax Consequences—Taxation of Dividends” for the procedures and requirements for applying for such refund. Neither the depositary nor we will have any obligation to assist a U.S. Holder of our ADSs with the completion and filing of any tax forms. U.S. Holders are urged to consult their own advisors regarding obtaining a refund of Norwegian taxes withheld in excess of the Treaty rate.

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

Passive Foreign Investment Companies

Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds ADSs or ordinary shares. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.

Based on our financial reports, we believe that we were not a PFIC for our taxable year ended December 31, 2014. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2015 or for any future taxable year. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any prior taxable year, the current taxable year or any future taxable year. If we were a PFIC, a U.S. Holder of ADSs or ordinary shares generally may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of ADSs or ordinary shares and certain distributions with respect to ADSs or ordinary shares.

If we were a PFIC, certain information reporting consequences may apply and certain elections (including a mark-to-market election) may be available to U.S. Holders with respect to ADSs or ordinary shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to an investment in ADSs or ordinary shares.

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

Reference Price of Salmon

Our financial position and development depend significantly on the developments of the reference prices for salmon; these prices are driven by the global and regional supply and demand for salmon and have historically been volatile. As such, we are exposed to movements in supply and demand for salmon. To some extent we mitigate our exposure to reference prices by entering into bilateral fixed price/volume contracts with our customers and using hedging instruments. The hedging rate (which includes our contract coverage ratio) has historically varied between 20% and 50% of our sold volume and the duration of the contracts have typically been three to twelve months. To a limited extent, such contracts have been entered into with duration of more than twelve months. Furthermore, we are reducing our exposure to reference price movements through our value added processing activities and tailoring of products for our customers’ needs.

The reference prices for salmon also influence the fair value of our biological assets, which were valued at NOK 10,014.0 million and NOK 9,536.6 million at December 31, 2014 and 2013, respectively. If the reference price of salmon increased by NOK 1 per kilogram in all markets, the effect on the fair value as of December 31, 2014 would be NOK 188.2 million.

Price of Fish Feed

We currently purchase the majority of our fish feed, which contains certain commodities, primarily fish meal, fish oil, canola oil, soy bean protein and wheat, from third parties. We use fish feed to feed our salmon and halibut. We purchase fish feed from third parties on a cost-plus basis, exposing us to fluctuations in prices for the commodities included in the feed. Our own feed operation source feed raw materials in the global market and is therefore subject to the fluctuations in the global markets for the feed raw materials. As a result, our earnings are affected by changes in the price and availability of such feed ingredients. These ingredients are subject to unpredictable price changes caused by factors described below, including weather, size of harvest, transportation and storage costs and the agricultural policies of governments throughout the world. The price fluctuations of feed ingredients have a direct and material effect on our profitability.

We purchase our third party fish feed through volume contracts made with the three significant salmon feed manufacturers operating in our farming locations.

Factors affecting the feed manufacturers’ decisions on the purchasing of raw materials include:

•	Current market prices;

•
Current and predicted weather patterns in the United States, South America, China and other grain producing areas.  Weather patterns might affect the planting, growing, harvesting and yield of feed grains;

•	The expected size of the harvest feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;

•	Current and expected changes to agricultural policies of the United States and foreign governments;

•	The current and expected volumes of feed grain commodities as reported by governmental and private sources; and

•	Fishing quotas in the Pacific Ocean, Gulf of Mexico and Atlantic Ocean.

We do not enter into any derivative transactions or purchase any fish feed-related contracts other than the physical fish feed contracts described above.

During the year ended December 31, 2014, we purchased approximately 588,000 tonnes of fish feed. Within that, 11% of the cost of the fish feed was determined by the price of fishmeal, 17% by the price of canola oil, 10% by the price of soy beans and 16% by the price of wheat. Thus, a NOK 1,000 per tonne change in the average market price of fishmeal would have affected our cash outlays for fish feed by approximately NOK 63 million for the year ended December 31, 2014. Likewise, a NOK 1,000 per tonne change in the average market price of canola oil would have affected our cash outlays for fish feed by approximately NOK 106 million, for the year ended December 31, 2014. For soy beans a NOK 1,000 per tonne change in the average market price would have affected our cash outlays for fish feed by approximately NOK 84 million and for wheat a NOK 1,000 per tonne change in the average market price would have affected our cash outlays for fish feed by approximately NOK 88 million for the year ended December 31, 2014.

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

During the year ended December 31, 2014, our average fish feed cost of salmon harvested totaled NOK 12.99 per kilogram. The average fish feed cost per kilogram is influenced not only by the price of fish feed ingredients but also by the efficiency by which salmon convert feed into body weight. Factors such as weather, husbandry, quality of fish feed ingredients, seawater temperature and the health of the salmon, among others, affect the quantity of fish feed necessary to mature salmon to the target live weight and the efficiency of that process.

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

To mitigate the potential fluctuation effects on cash flows, we maintain a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of our legal units, we have defined a hedging strategy. According to the hedging strategy, units located in the following regions generate cash flow in currencies according to the below table. For some units this currency is different from the functional currency.

Marine Harvest Norway	EUR
Marine Harvest Chile	USD
Marine Harvest Scotland	GBP
Marine Harvest Canada	USD
Marine Harvest Ireland	EUR
Marine Harvest Faroe Islands	EUR
Marine Harvest Cold Water Species	NOK
Marine Harvest Asia	USD
VAP Europe and Morpol	EUR

Through hedging of short-term transaction exposures, each Business Unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged towards this currency. The exposure horizon depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as transaction hedges.

Long-term cash flow exposures arise from structural imbalances between the main currency on the revenue side versus the expense side. This imbalance is predominantly a result of production taking place in a country different from where the product is sold. Due to their structural nature, the exposure horizon for cash flow exposures is longer than for transaction exposures and is therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item and the actual currency in which transactions are invoiced is of lesser importance. Hedging transaction designated to manage cash flow exposures are defined as cash flow hedges.

We normally have a net positive cash flow exposure towards EUR, GBP, USD and JPY and a net negative cash flow exposure towards NOK, CAD and CLP. To hedge our cash flows against exchange rate fluctuations, we have a policy for long-term hedging of the most predominant net exposures. We currently hedge up to 30% of our underlying exposure between EUR and NOK with a horizon of two years.

At the end of December 2014, we held a portfolio of hedging instruments designated to mitigate transaction and cash flow exposure with a total contract value of NOK 3.8 billion. Instruments equivalent to 77% of the contract value mature in 2015 and no instruments mature beyond June 2016. The portfolio had a net negative market value of NOK 106.3 million at December 31, 2014.

On the basis of financial positions and currency hedges in existence as of December 31, 2014, the effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated:

	Currency Pair
	EUR/NOK	USD/NOK	JPY/NOK	USD/CAD	GBP/NOK
	(NOK in million)
Effect in NOK from a 10% increase in the value of:
Financial items	830.6	-109.1	-42.6	-21.1	4.3
Total	830.6	-109.1	-42.6	-21.1	4.3

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

Interest Rate

Marine Harvest hedges the Group’s long term interest bearing debt by currency, including external interest bearing debt and leasing in the parent company or subsidiaries, with fixed interest or interest rate derivatives. The interest rate hedges shall cover 70-100% of the debt the first four years and 0-60% of the debt the subsequent five years. All interest rate hedging shall be executed from the parent company. At year-end 2014 the Group had a portfolio of interest swaps with a net negative market value of NOK 664.5 million after a decrease in market value during 2014 of NOK 353.4 million, recognized through profit and loss.

The portfolio held at the end of 2014, will ensure the payment of the following weighted fixed rates against receipt of 3 month Euribor/Libor for each of the below currencies and periods:

CURRENCY (MILLION)	EUR		USD		GBP
	Nominal value	Weighted fixed rate	Nominal value	Weighted fixed rate	Nominal value	Weighted fixed rate
Until March 2015	341.0	2.45%	215.5	2.61%	53.0	2.82%
March 2015 - March 2016	41.0	1.26%	123.0	1.98%	34.0	2.48%
March 2016 - March 2017	166.5	2.12%	151.0	2.91%	34.0	3.04%
March 2017 - March 2018	283.0	2.55%	138.5	3.12%	34.0	3.13%
March 2018 - March 2019	546.0	3.26%	138.5	3.21%	34.0	3.13%
March 2019 - March 2020	970.5	3.27%	167.5	2.93%	34.0	3.13%
March 2020 - March 2021	380.0	2.13%	78.3	2.31%	23.5	2.83%
March 2021 - March 2022	380.0	2.20%	78.3	2.31%	23.5	2.83%
March 2022 - March 2023	—	—%	60.0	4.13%	—	—%

A 0.50% point parallel increase in all relevant yield curves will cause a NOK 178 million increase in the market value. This change would be recognized through profit and loss. In addition, the fixed rate coupon on the convertible bonds as described in note 10 is part of the hedging of interest rate risk in the Group.

Risk associated with fluctuations in convertible bonds liability

We issued a EUR 350 million convertible bond in May 2013, with a coupon interest of 2.375%. The bond matures in 2018 at the nominal value of EUR 350 million or can be converted into shares at the holder’s option. In March 2015, bondholders representing 99.43% of this issue chose to accept a voluntary incentive payment offer to convert early. For further information on the conversion of our EUR 350 million bonds, see "Item 5. Operating and Financial Review and Prospects - Recent Developments-Conversion of EUR 348 million principal amount of convertible bonds due 2018". We also issued a EUR 375 million convertible bond in April 2014, with a coupon interest of 0.875%. The bond matures in 2019 at a nominal value of EUR 375 or can be converted into shares at the holder’s option. The value of the debt liability component and conversion liability component were determined at issuances of the bonds. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount were the fair values of the conversion liability component at initial recognition.

Subsequent to initial recognition the conversion liability components are measured at fair value in accordance with IFRS 13. The fair value component of the conversion liability of convertible bonds is determined as the difference between a) the market value of the convertible bond, and b) the DCF-value of the convertible bond using a market interest rate for an equivalent, non-convertible bond. This is a change compared with 2013 and 2012 when the conversion liability component was calculated using a Black-Scholes valuation model. The change has caused a transfer from Level 3 to Level 2 in the hierarchy. The own non-performance risk as of December 31, 2014 was assessed to be insignificant.

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

Credit Risk

We trade only with recognized, credit worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a main rule the Group’s trade receivables are fully credit insured. The Group is monitoring exposure towards individual customers closely and is not significantly exposed in relation to any individual customer or contractual partner as of December 31, 2014.

ITEM 12.    Description of Securities Other Than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Citibank, N.A., or Citibank, has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is DNB BANK ASA Custody and Investor Services-M 10 S, located at P.O. Box 1600 Sentrum, No-0021 Oslo, Norway.

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

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Citibank did not make any reimbursement payments to the Company in the year ended December 31, 2014.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2014, the design and operation of these disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by way of the applicable SEC rules and forms as a result of material weaknesses identified by our management and discussed below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework and criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation and due to the material weaknesses described below, management concluded that as of December 31, 2014, our internal control over financial reporting was not effective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As of December 31, 2014, management determined that we did not maintain effective internal controls over accounting for income taxes. Specifically, we identified deficiencies with respect to the design and implementation of sufficient controls over the calculation of deferred tax. The deficiencies resulted in adjustments to the deferred tax provision and deferred tax liabilities as of December 31, 2014. Although the identified adjustments were not material to the consolidated financial statements, management has determined that these control deficiencies constitute a "material weakness" in our internal control over financial reporting.

Additionally, we identified deficiencies with respect to controls of revenues and controls over data and reports supporting manual controls. Specifically, we identified deficiencies with respect to insufficient transaction level controls and the precision of certain detect review controls for revenues. Further, we identified deficiencies with respect to insufficient design of controls over the completeness and accuracy of data and reports used to support manual controls. We have determined that these deficiencies in aggregate constitute a "material weakness" in our internal control over financial reporting.

Based on the performance of additional procedures by management designed to ensure the reliability of our financial reporting, we believe the consolidated financial statements included in this annual report as of and for the periods ended December 31, 2014 are fairly stated in all material respects.

Ernst & Young AS, an independent registered public accounting firm, has audited the Financial Statements in Item 18 "Financial Statements" and, as part of the audit, has issued a report, included in our financial statements included in this annual report, on the effectiveness of Marine Harvest's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

We implemented new procedures and internal controls over financial reporting during 2014 as part of our implementation of Sarbanes-Oxley Section 404.

Subsequent Remediation Efforts

The material weaknesses in our internal control over financial reporting are largely due to the timing of implementation of internal controls in 2014. As we registered our shares under the Exchange Act (in connection with our NYSE listing) in the first quarter of 2014 and filed our first annual report on Form 20-F shortly thereafter, our management had less than 16 months from listing to implement and assess internal control over financial reporting.We have already started working on remediating these deficiencies by agreeing to necessary remediating actions with each of our entities. We also intend to continue to improve the design and operation of our internal controls throughout 2015.
Specific steps we intend to take include:

•	Reassessing key financial reporting risks over the revenues and tax processes and which key controls need to be designed or redesigned and implemented

•	Providing further training and follow-up assistance to control operators regarding the calculation and recognition of income taxes and documentation of completeness and accuracy of data and reports

•	Further developing and deploying tools and templates to ensure consistency and quality of control performance

•	Assessing how to implement general IT controls over critical data and reports to support manual controls

•	Coordinating and monitoring the progress of remediation of deficiencies, including performing management testing from the second half of 2015.

As we continue to evaluate and work to improve our internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Although we plan to complete the remediation process in time to allow for sufficient management testing, at this time, we cannot estimate how long it will take.

Management and our board of directors are committed to maintaining a strong and sustainable internal control environment, and remediating actions will continue to be given high priority in 2015.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting

It should be noted that any system of controls, however well-designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Projections regarding the effectiveness of a system of controls in future periods are subject to the risk that such controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures.

ITEM 16.    [RESERVED]

ITEM 16A.    Audit Committee Financial Expert

Our board of directors has determined that both Mr. Leif Frode Onarheim and Ms. Helene Vibbleus are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that both Mr. Onarheim and Ms. Vibbleus satisfy the NYSE listed company “independence” requirements.

ITEM 16B.    Code of Ethics

We have adopted a Code of Conduct that applies to all our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accounting officer. Our Code of Conduct was updated in 2014. The amendments to our Code of Conduct include the introduction of a more robust whistleblowing policy, revisions to our anti-fraud and anti-corruption policy and improvements to our financial reporting to achieve more timely, accurate and understandable reporting of our financial results and conditions, as well as regulatory compliance. Our Code of Conduct is available on our website at www.marineharvest.com.

ITEM 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young AS, our principal external auditors, for the periods indicated.

	The year ended December 31,
	2014	2013
	(in NOK millions)
Audit Fees	21.1	10.1
Audit Related Fees	—	—
Tax Fees	4.4	0.1
All Other Fees	3.9	10.4
Total	29.4	20.7

Audit Fees

Audit fees in 2014 and 2013 were related to the audit of our consolidated financial statements, including the 2014 audit of internal controls over financial reporting, and other audit services or quarterly review procedures provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees in 2014 and 2013.

Tax Fees

Tax fees in 2014 and 2013 were related to tax compliance and tax planning services.

All Other Fees

Other fees in 2014 primarily relate to fees for additional work related to implementation of Sarbanes-Oxley Act section 404. Other fees in 2013 mainly relate to services in connection with the listing on the NYSE.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by our independent auditors are pre-approved by our audit committee.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares (or ADSs) Purchased	(b) Average Price Paid per Share (Or ADS) (in NOK)	(c) Total Number of Shares (or ADSs) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or ADSs) that May Yet be Purchased Under the Plans or Programs
April 2014	186,207 (1)	68.1687	186,207 (1)	—
December 2014	81,396 (2)	99.2590	81,396 (2)	—
Total	267,603	77.6253	267,603	—

(1)
Represents shares repurchased in connection with the 2011 share-price based bonus scheme, or the 2011 Bonus Scheme. Pursuant to the 2011 Bonus Scheme, certain senior executives received the right to earn a cash bonus over a period of 36 months. The cash bonus was equal to the positive difference, if any, between the closing price of an ordinary share in Marine Harvest on the last trading day prior to the date following 36 months after March 29, 2011, which was March 28, 2014, and the base value price of an ordinary share, multiplied by the number of units allocated to each beneficiary. Marine Harvest, on behalf of each beneficiary to the 2011 Bonus Scheme, used the proceeds of the cash bonus, net of taxes and other deductions, to buy ordinary shares in Marine Harvest. To effect settlement, Marine Harvest acquired 186,207 of its own ordinary shares in the market at an average price of NOK 69.1687. The 2011 Bonus Scheme was terminated in 2011.

(2)
Represents shares repurchased in connection with a share program, whereby all permanent employees at Marine Harvest and its Norwegian and Scottish subsidiaries were offered the opportunity to purchase ordinary shares in Marine Harvest at a discounted price. The offer to employees was based on the price of Marine Harvest's ordinary shares on December 9, 2014, which was NOK 99.259 per ordinary share. Eligible employees were given two offers, whereby employees could either purchase 76 ordinary shares with a market value of approximately NOK 7,500 at a purchase price of around NOK 6,000, or purchase 152 ordinary shares at a market value of approximately NOK 15,000 at a purchase price around NOK 12,000. At the end of the acceptance period, Marine Harvest received acceptances of these offers for a total of 81,396 ordinary shares. In order to comply with its obligations under the acceptances received, Marine Harvest purchased 81,396 ordinary shares in the market at an average price of NOK 99.259.

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

Pursuant to Norwegian company law, our board of directors consists of members elected by shareholders and employees. Our board of directors has determined that, in its judgment, all of the shareholder-elected directors are independent under Norwegian law. In making its determinations of independence, the board focuses on there not being any conflicts of interest between shareholders, the board of directors and the company’s management, but it does not explicitly take into consideration the NYSE’s five specific tests. The directors elected from among our employees would not be considered independent under the NYSE rules because they are our employees. None of the employee-elected directors is an executive officer of the company.

Board committees

Pursuant to Norwegian company law, managing the company is the responsibility of the board of directors. We have an audit committee of the board of directors. It is responsible for preparing certain matters for the board of directors. It reports on a regular basis to, and is subject to, continuous oversight by the board of directors.

We comply with the NYSE rule regarding the obligation to have an audit committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934.

Among other things, the audit committee evaluates the qualifications and independence of the Company’s external auditor. However, in accordance with Norwegian law, the auditor is elected by the annual general meeting of the company’s shareholders. By contrast, under Rule 10A-3 of the US Securities Exchange Act of 1934, the audit committee of domestic companies is required to appoint the auditor.

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

ITEM 18.    Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19.    Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1	Articles of Association of Marine Harvest ASA (amended on March 26,2015)
2.1*	Form of Registrant’s American Depositary Receipt
2.2*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
2.3**
EUR 555,000,000 Multicurrency Revolving Credit Facility, dated November 4, 2014, by and among Marine Harvest ASA, ABN AMRO Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., DNB Markets and Nordea Bank Norge ASA, and DNB Bank ASA, as Facility Agent and Security Agent.

8.1	Subsidiaries of Marine Harvest ASA
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

* Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-193499), filed with the SEC on January 23, 2014.
** Portions of Exhibit 2.3 have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MARINE HARVEST ASA

By:	/s/ Ivan Vindheim
Name: Ivan Vindheim
Title: Chief Financial Officer

Date: April 28, 2015

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Marine Harvest ASA and its subsidiaries

Reports of Independent Registered Public Accounting Firm         F-2
Consolidated statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012        F-4
Consolidated statement of financial position as of December 31, 2014, 2013 and 2012         F-5
Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012     F-6
Consolidated cash flow statements for the years ended December 31, 2014, 2013 and 2012     F-7
Notes to the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012    F-8

Reports of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Marine Harvest ASA

We have audited the accompanying consolidated statement of financial position of Marine Harvest ASA as of December 31, 2014, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marine Harvest ASA at December 31, 2014, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Marine Harvest ASA and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2014 expressed an adverse opinion because of material weaknesses.

/s/ Ernst & Young AS

Oslo, Norway

April 28, 2015

The Board of Directors and Shareholders of Marine Harvest ASA

We have audited Marine Harvest ASA and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Marine Harvest ASA and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified a material weakness with respect to internal controls over the accounting for income taxes. In addition, management has identified deficiencies with respect to the nature and extent of controls over the initiation and processing of revenues and controls over data and reports supporting manual controls which aggregated to a material weakness in internal control over financial reporting. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Marine Harvest ASA and subsidiaries as of December 31, 2014, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2014. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2014 financial statements, and this report does not affect our report dated April 28, 2015, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of material weaknesses described above on the achievement of the objectives of the control criteria, Marine Harvest ASA and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

/s/ Ernst & Young AS

Oslo, Norway

April 28, 2015

STATEMENT OF COMPREHENSIVE INCOME

MARINE HARVEST GROUP
(NOK MILLION)

	NOTE	2014	2013	2012
Revenue		25,300.4	19,177.3	15,420.4
Other income		230.9	22.1	43.2
Revenue and other income	4	25,531.3	19,199.4	15,463.5
Cost of materials	7	-13,677.4	-9,998.5	-9,666.5
Fair value uplift on harvested fish	6	-5,518.5	-4,323.7	-1,597.5
Fair value adjustment on biological assets	6	5,007.7	6,118.3	1,993.5
Salary and personnel expenses	14	-3,320.9	-2,674.3	-2,418.7
Other operating expenses	28	-3,350.0	-2,581.9	-2,163.5
Depreciation and amortization	9/10	-966.8	-762.5	-677.2
Provision for onerous contracts	4	23.7	-124.7	-6.1
Restructuring costs	30	-52.9	-272.8	-0.8
Other non-operational items	27	-168.2	-74.4	—
Income/loss from associated companies	21	149.5	221.8	83.6
Impairment losses	9/10	-24.1	-65.0	-0.5
Earnings before financial items (EBIT)		3,633.4	4,661.8	1,009.8
Interest expenses	12	-544.6	-640.2	-382.8
Net currency effects	12	-388.4	-311.7	523.3
Other financial items	12	-1,213.7	-252.4	-320.0
Earnings before taxes		1,486.7	3,457.4	830.3
Income taxes	15	-752.0	-1,026.8	-388.9
Net earnings from continuing operations		734.8	2,430.6	441.4
Profit after tax from discontinued operations	5	204.8	91.9	—
Profit or loss for the year		939.5	2,522.5	441.4

Other comprehensive income
Change in fair value of cash flow hedges	12	-46.6	-44.3	-113.5
Income tax effect fair value of cash flow hedges	15	12.1	13.7	31.1
Currency translation differences		842.5	630.4	-325.8
Currency translation differences non-controlling interests		-3.9	4.9	-4.0
Total items to be reclassified to profit and loss in subsequent periods		804.1	604.7	-412.2
Actuarial gains (losses) on defined benefit plans		29.1	-28.6	—
Income tax effect actuarial gains (losses)	15	-5.5	5.1	—
Other gains and losses in comprehensive income		—	—	3.5
Total items not to be reclassified to profit and loss		23.6	-23.5	3.5
Total other comprehensive income		827.7	581.2	-408.6
Comprehensive income for the year		1,767.2	3,103.7	32.7

Profit or loss for the year attributable to
Non-controlling interests		3.9	7.4	4.0
Owners of Marine Harvest ASA		935.6	2,515.1	437.4
Comprehensive income for the year attributable to
Non-controlling interests		—	12.3	—
Owners of Marine Harvest ASA		1,767.2	3,091.4	32.7
Earnings per share — basic and diluted (NOK)	25	2.28	6.66	1.22
Earnings per share for continuing operations — basic and diluted (NOK)	25	1.78	6.42	1.22

STATEMENT OF FINANCIAL POSITION

MARINE HARVEST GROUP
(NOK MILLION)

	NOTE	2014	2013	2012
ASSETS
Non-current assets
Licenses	8/9	6,514.9	6,036.1	5,435.4
Goodwill	8/9	2,416.9	2,374.9	2,115.5
Deferred tax assets	15	147.3	178.8	73.9
Other intangible assets	9	166.5	188.4	114.2
Total intangible assets		9,245.6	8,778.3	7,738.9
Property, plant and equipment	10	8,257.2	6,677.2	4,111.9
Investments in associated companies	21	978.2	900.4	647.3
Other shares	22	166.1	132.1	1,008.6
Other non-current assets		14.5	8.8	73.2
Total non-current assets		18,661.6	16,496.9	13,579.9
Current assets
Inventory	7	2,400.8	1,751.1	819.7
Biological assets	6	10,014.0	9,536.6	6 207.9
Trade receivables	17	3,360.2	3,191.4	1,782.0
Other receivables	17	1,110.5	1,086.5	592.7
Restricted cash	16	213.1	167.1	89.3
Cash in bank	16	1,195.2	439.1	246.0
Total current assets		18,293.7	16,171.8	9,737.5
Assets held for sale	5	19.0	1,059.1	—
Total assets		36,974.3	33,727.7	23,317.4

EQUITY AND LIABILITIES
Equity
Share capital and reserves attributable to owners of Marine Harvest ASA	24	14,702.2	16,318.5	11,619.7
Non-controlling interests	23	16.0	27.8	69.0
Total equity		14,718.2	16,346.3	11,688.7
Non-current liabilities
Deferred tax liabilities	15	3,568.9	3,365.0	2,543.7
Non-current interest-bearing debt	11	10,669.1	7,710.2	5,338.5
Other non-current liabilities	20	2,334.4	976.2	414.7
Total non-current liabilities		16,572.5	12,051.3	8,296.9
Current liabilities
Current tax liabilities	15	525.2	252.6	26.2
Current interest-bearing debt	11	7.0	686.7	377.8
Trade payables	18	2,039.2	2,232.6	1,452.5
Other current liabilities	18	3,112.3	1,967.7	1,475.4
Total current liabilities		5,683.7	5,139.6	3,331.9
Liabilities held for sale	5	—	190.5	—
Total equity and liabilities		36,974.3	33,727.7	23,317.4

STATEMENT OF CHANGES IN EQUITY

MARINE HARVEST GROUP
(NOK MILLION)

	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON- CONTROLLING INTERESTS	TOTAL EQUITY

2014	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVES	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL
Equity January 1, 2014	3,077.8	9,719.3	58.3	8.4	-156.4	3,611.0	16,318.5	27.8	16,346.3
Comprehensive income
Profit	—	—	—	—	—	935.6	935.6	3.9	939.5
Other comprehensive income	—	—	-34.5	—	811.5	54.6	831.6	-3.9	827.7
Transactions with owners
Share based payment	—	—	—	22.3	—	—	22.3	—	22.3
Dividends	—	—	—	—	—	-2,954.4	-2,954.4	-0.2	-2,954.6
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	-11.5	-11.5
Repayment of paid in capital	—	-451.4	—	—	—	—	-451.4	—	-451.4
Total Equity December 31, 2014	3,077.8	9,267.9	23.8	30.7	655.1	1,646.9	14,702.2	16.0	14,718.2
Dividend declared and paid NOK 8.30 per share in 2014—reference is made to note 13.

	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON- CONTROLLING INTERESTS	TOTAL EQUITY

2013	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVES	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL
Equity January 1, 2013	2,811.3	7,543.7	88.9	—	-787.4	1,963.2	11,619.7	69.0	11,688.7
Comprehensive income
Profit	—	—	—	—	—	2,515.1	2,515.1	7.4	2,522.5
Other comprehensive income	—	—	-30.6	—	631.0	-24.2	576.2	4.9	581.2
Transactions with owners
Issue of shares	266.6	2,175.6	—	—	—	—	2,442.2	—	2,442.2
Share based payment	—	—	—	8.4	—	—	8.4	—	8.4
Acquisition of non-controlling interests	—	—	—	—	—	—	—	-74.1	-74.1
Dividends	—	—	—	—	—	-843.3	-843.3	-0.4	-843.7
Transactions with treasury shares	—	—	—	—	—	0.2	0.2	—	0.2
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	21.0	21.0
Total Equity December 31, 2013	3,077.8	9,719.3	58.3	8.4	-156.4	3,611.0	16,318.5	27.8	16,346.3
Dividend declared and paid NOK 0.225 per share in 2013 (before the reverse split of shares in January 2014).

	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA						NON- CONTROLLING INTERESTS	TOTAL EQUITY

2012	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVES	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL
Equity 01.01.12	2,685.9	6,819.6	171.5	-441.9	1,502.5	10,737.6	75.8	10,813.4
Comprehensive income
Profit	—	—	—	—	437.3	437.3	4.0	441.3
Other comprehensive income	—	—	-82.6	-345.5	23.5	-404.6	-4.0	-408.6
Transactions with owners
Issue of shares	125.4	724.1	—	—	—	849.5	—	849.5
Acquisition of non-controlling interests	—	—	—	—	—	—	-6.9	-6.9
Total Equity December 31, 2012	2,811.3	7,543.7	88.9	-787.4	1,963.2	11,619.7	69.0	11,688.7
No dividend declared or paid.
Presented categories of equity were changed compared with prior years.

STATEMENT OF CASH FLOW

MARINE HARVEST GROUP
(NOK MILLION)

	NOTE	2014	2013	2012
Cash flow from operations
Earnings before taxes		1,486.7	3,457.4	830.3
Interest expense	12	544.6	640.2	382.8
Currency effects	12	388.4	311.7	-523.3
Other financial items	12	1,213.7	252.4	320.0
Impairment losses and depreciation	9/10	990.9	827.5	677.7
Fair value adjustment on biological assets and onerous contracts	6	487.0	-1,669.9	-389.9
Gain/loss on disposal of assets		-9.2	-5.6	-6.6
Income from Associated companies	21	-149.5	-221.8	-83.6
Taxes paid	15	-295.2	-115.5	-122.8
Change in inventory, trade payables and trade receivables		-720.6	-1,748.8	472.4
Restructuring & other non-operational items		18.1	308.1	-15.0
Other adjustments		-10.7	-12.7	10.9
Cash flow from operations		3,944.2	2,023.0	1,552.9
Cash flow from investments
Sale of fixed assets		49.0	66.0	70.6
Purchase of fixed assets	4	-1,760.7	-1,967.6	-732.9
Proceeds and dividends from associates and other investments		61.9	262.1	124.3
Purchase of shares and other investments		-777.8	-833.8	-519.6
Proceeds from disposals of held for sale assets		1,181.7	—	—
Cash flow from investments		-1,245.9	-2,473.3	-1,057.6
Cash flow from financing
Proceeds from convertible bond	11	3,091.5	2,670.4	—
Proceeds from new interest-bearing debt (current and non-current)	11	5,589.0	4,125.5	12.2
Down payment of interest-bearing debt (current and non-current)	11	-6,557.7	-5,053.5	-796.6
Interest received		45.7	40.9	56.2
Interest paid		-457.5	-572.2	-358.5
Realized currency effects		-312.7	246.3	209.9
Equity paid-in		—	—	425.0
Dividends paid to owners of Marine Harvest ASA		-3,423.8	-825.3	—
Other financing items		(0.3)	(0.2)	—
Cash flow from financing		-2,025.8	631.9	-451.8
Currency effects on cash		83.5	11.4	-10.6
Net change in cash in period		756.0	193.0	32.9
Cash - opening balance		439.1	246.1	213.2
Net change in cash in period		756.0	193.0	32.9
Cash - closing balance total	16	1,195.2	439.1	246.1

NOTE 1—GENERAL INFORMATION

Marine Harvest ASA is a Norwegian company headquartered at Sandviksboder 77A/B 5035 Bergen. Marine Harvest ASA is a publicly listed company on the Oslo Stock Exchange, with the ticker symbol MHG. Marine Harvest ASA has as of January 28, 2014 a secondary listing on the New York Stock Exchange for trading of American Depositary Receipts (ADRs), with the ticker symbol MHG.

The Group’s operations and its operating activities are described in note 4. Marine Harvest has operations in 23 countries and has structured the majority of its operations in three Business Areas: Feed, Farming and Sales and Marketing. The Feed factory is located in Norway. The Group’s farming activities are located in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. Sales and Marketing comprises the global sales organization, in addition to MH VAP Europe, Morpol Processing and Ducktrap, the US smoked fish operations in Belfast, Maine.

Comparable figures for two years are presented.

The financial statements were authorized for issue by the Board of Directors on April 28, 2015.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all periods presented.

STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

As of December 31, 2014, 2013, and 2012, the consolidated financial statements of Marine Harvest ASA and its subsidiaries (‘‘the Group’’ or ‘‘Marine Harvest’’) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU. As applied by the Group, there are no differences between IFRS as endorsed by the EU and IFRS as issued by the IASB. In compliance with the Norwegian Accounting Act, additional disclosure requirements are included in the notes to the financial statements of Marine Harvest ASA.

New standards and amendments adopted by the Group in 2014 are described in Note 33. At the end of 2014, new standards and changes to existing standards and interpretations have been enacted but are not yet effective. Relevant effects for Marine Harvest are further described in Note 33.

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

Subsidiaries

The Group’s consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2014. Control is achieved when the Group is exposed, or has right, to variable returns from its involvement with the investee and has the ability to affect those returns though its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

- Power over the investee (i.e., existing rights that give the current ability to direct the relevant activities of the investee)
- Exposure, or rights, to variable returns from its involvement with the investee
- The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases then the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Investment in associated companies and joint ventures

Associated companies are companies in which the Group has a significant non-controlling interest (normally ownership of 20-50%). Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Group's investments in its associated companies and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate or joint venture since the acquisition date. The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

The statement of profit and loss reflects the Group's share of the results of operations of the associate or joint venture.

The financial statements for the Group are presented in NOK, which is the functional currency of the parent company. The functional currency of the subsidiaries is their local currency, with the exception of the subsidiaries in Chile, Singapore and Vietnam, which use USD as their functional currency.

FOREIGN CURRENCY TRANSLATION

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

Transactions in foreign currencies

Foreign currency transactions are translated using the currency rate at the time of the transaction. Receivables, debt and other monetary items in foreign currency are measured at the currency rate at the end of the reporting period and the translation differences are recognized in profit or loss. Other assets in foreign currencies are translated at the currency rate on the transaction date.

FINANCIAL INSTRUMENTS — INITIAL AND SUBSEQUENT MEASUREMENT

Financial assets in Marine Harvest are classified into the following categories:

•	Loans and receivables

•	Financial instruments at fair value through profit or loss

•	Financial derivatives designated as hedging instruments that qualify for hedge accounting (only applicable for the years ended 2013 and 2012 and part of 2014)

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

FINANCIAL LIABILITIES — INITIAL AND SUBSEQUENT MEASUREMENT

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

The Group has two convertible bonds in EUR in which a conversion liability is accounted for separately with fair value through profit and loss.

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

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risks and interest rate risks. The Group trades in salmon derivatives, both as an operational hedging activity and a financial activity. Operational trading of salmon derivatives is presented as other operating income, while financial trading of salmon derivatives is presented as other financial items. Derivative financial instruments are recognized at fair value. Derivatives are presented as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Gains or losses at expiration as well as unrealized changes in fair value on derivatives are recognized in profit or loss, except for cash flow hedges.

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

The Group has discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014, as they no longer qualify for hedge accounting. The cumulative gain on the hedged interest rate swaps that has been recognized in other comprehensive income have been reclassified from equity to profit or loss, as it is no longer highly probable that the forecast transactions are expected to occur. The cumulative gain on the currency cash flow hedges that has been recognized in other comprehensive income has been reclassified from equity to profit and loss, when the expected forecast transactions occur.

REVENUE RECOGNITION

Sale of fish products

Revenue for the Group is related to sales of fish and elaborated fish products. Sales of fish and elaborated fish products are recognized when the significant risk and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Biomass

Changes in the estimated fair value of biomass are recognized in profit or loss. The fair value adjustment is presented on two separate lines in the statement of comprehensive income: “fair value uplift on harvested fish” and ‘‘fair value adjustment on biological assets’’. The change in fair value adjustment is calculated as the change in fair value of the biomass less the change in accumulated cost of production for the biomass. The fair value uplift on harvested fish is the release from stock of the fair value adjustment related to the fish harvested in the period.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in other financial items in the statement of comprehensive income.

Dividends

Revenue is recognized when the Group’s right to receive the payment is established, which is generally when the dividend is approved.

GOVERNMENT GRANTS

Government grants are recognized where there is reasonable assurance that the grant will be received and where the company will be in compliance with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed. When the grant relates to an asset, it is deducted from the carrying amount of the asset. The grant is then recognized in profit or loss over the useful life of a depreciable asset by way of a reduced depreciation charge.

GOODWILL AND LICENSES

Goodwill

Goodwill is initially measured at cost, and is the excess of the aggregate of the consideration transferred and the amount recognized for non- controlling interest over the net identifiable assets acquired and liabilities assumed through a business combination.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Goodwill disposed of in such circumstance is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained. Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at acquisition cost less accumulated depreciation and any impairment. Costs associated with normal maintenance and repairs are expensed as incurred. Costs of major replacements and renewals that substantially extend the economic life and functionality of the asset are capitalized. Assets are normally considered property, plant and equipment if the useful economic life exceeds one year. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Straight- line depreciation is applied over the useful life of property, plant and equipment, based on the asset’s historical cost and estimated residual value at disposal. If a substantial part of an asset has an individual and different useful life, this part is depreciated separately. The asset’s residual value and useful life is evaluated annually. The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset.

At the end of the reporting period, the carrying amounts of the Group’s assets are reviewed to determine whether there are indications that specific assets have suffered an impairment loss. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of net present value of discounted cash flows (value in use).

IMPAIRMENT OF NON-CURRENT ASSETS (Cash Generating Units—CGU's)

Annually or upon indication, each CGU is tested for impairment.
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

LEASING

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

If fish farmed by the Group is included in inventory as raw material for further processing in one of the Groups processing entities, such fish is included in inventory at fair value at harvest.

BIOLOGICAL ASSETS

Biological assets comprise eggs, juveniles, smolt and fish in the sea. Biological assets are, in accordance with IAS 41 and IFRS 13, measured at fair value less cost to sell, unless the fair value cannot be measured reliably. Broodstock and smolt are measured at cost less impairment losses. For live fish below 1 kilogram, cost is an approximation to fair value. Biomass between 1 and 4 kilograms is measured at fair value less cost to sell, including a proportionate expected net profit at harvest. Live fish above 4 kilograms are measured to fair value.

Effective markets and transactions for sale of live fish are rare, so the valuation of live fish under IAS 41 implies establishment of an estimated fair value of the fish in a hypothetical market. The calculation of the estimated fair value is based on market prices for harvested fish and adjusted for estimated differences in accordance with IFRS 13. The prices are reduced for harvesting costs and freight costs to market, to arrive at a net value back to farm. The valuation reflects the expected quality grading and size distribution. The valuation is completed for each Business Unit and is based on biomass in sea for each seawater site and the estimated market price in each market derived from the development in contracts as well as spot prices. Where reliable forward prices are available, those have been included in the estimation. The change in estimated fair value is recognized in profit or loss on a continuous basis, and is classified separately. At harvest, the fair value adjustment is classified as fair value uplift on harvested fish

ONEROUS CONTRACTS

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

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale will be withdrawn. Management must be committed to the sale expected within one year from the date of the classification. Similar considerations apply to assets or a disposal group held for distribution.

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

Discontinued operations are excluded from the results of continuing operations and are presented separately as a single amount as profit or loss after tax from discontinued operations in the statement of comprehensive income.

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

RESTRUCTURING COSTS

Provisions for restructuring costs will be recognized if the company has, within the reporting period, published or started a restructuring plan, which identifies what parts of the company, and approximately how many employees will be affected, the actions that will be taken, and when the plan will be implemented. Provisions are recognized only for costs that cannot be associated with future earnings. Costs related to restructuring are presented on a separate line in the statement of profit or loss.

SHARE-BASED BONUS SCHEME AND SHARE OPTION SCHEMES

The Group has share option schemes from 2012, 2013 and 2014, which will be settled in shares (equity settlement). The cost of equity- settled transactions is recognized as a payroll expense over the vesting period. The cumulative expense is recognized in other equity reserves within equity.

CASH FLOW STATEMENT AND CASH

The cash flow statement is prepared in accordance with the indirect method. Cash comprises cash and bank deposits, except restricted funds.

NOTE 3—ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Marine Harvest is exposed to a number of underlying economic factors which affect the overall results, such as salmon prices, foreign exchange rates and interest rates, as well as financial instruments with fair values derived from changes in these factors.

The matters described below are considered to be the most important in understanding the key sources of estimation uncertainty that are involved in preparing these consolidated financial statements and the uncertainties that could most significantly impact the amounts reported on the result of operations, financial position and cash flows.

INTANGIBLE ASSETS—GOODWILL AND FARMING LICENSES

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

The WACC model is used for estimating the discount rate. The input data for the model is updated every year for the annual impairment test. The choice of input data for the model significantly influences the outcome of the model, and to ensure that there is as little uncertainty as possible with regards to the calculation of the WACC, third-party sources are used where available (interest, inflation, beta). The WACC is calculated separately for the different geographic CGUs. Indications of impairment that initiate testing beyond the year-end test include a significant reduction in the profitability of the CGU compared with previous periods, negative deviations from budgets, changes in the use of assets, market changes and regulatory changes.

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

Marine Harvest measures all deviations in biomass volume compared with estimates when a site is harvested out. Except for situations where there has been an incident causing mass mortality, particularly early in the cycle, combined with inability to count and weigh fish after the event in fear of stressing the fish additionally, the volume deviations are normally minor. Similarly, excluding the effects of soft flesh and melanin, the quality of the fish can normally be estimated with a relatively high degree of accuracy. Categorization of quality is normally set per country based on averages but can be set individually per site when needed. The size distribution shows some degree of variation but normally not to an extent that significantly changes the estimated value of the biomass (the value of two fish at 5 kilograms is very similar to the value of two fish weighing 4 and 6 kilograms, respectively).

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

The key element in the estimation of fair value is the assumed market price. The assumed market price is the price at the measurement date that Marine Harvest expects to receive on the future date when the live fish is harvested. The Company derives these prices from a variety of sources, normally a combination of the prices achieved in the previous month and the contracts most recently entered into. For salmon of Norwegian origin, quoted forward prices (Nasdaq) are also included in the estimation. The introduction of third-party forward prices as part of the price basket improves the reliability of the price estimation, but a major part of the basis for the price estimate is still historical price achievement, which may not be a good proxy for the future price.

For further information about biological asset values please refer to note 6, Biological assets.

ACCOUNTING JUDGEMENTS

LICENSES

The Group has assessed that all fish farming licenses have indefinite lives and, as such, are not amortized. Most of the jurisdictions in which the Group operates require us to obtain a license for each fish farm owned and operated in that jurisdiction. The Group has obtained and currently holds a license to own and operate each of our fish farms where a license is required. These licenses have indefinite lives or require renewal after a specific time period, but normally with automatic renewal and, as such, we have assessed that they have indefinite lives. However, the Group’s licenses in each country are subject to certain requirements, and we risk penalties (including, in some cases, criminal charges), sanctions or even loss of license if we fail to comply with license requirements or related regulations. Also, local government may change the way licenses are renewed.

Business combinations

On September 15, 2014 Marine Harvest ASA entered into an agreement to purchase all assets of the former Chilean farming company Acuinova Chile S.A. Based on management judgment this is treated as a business combination ref IFRS 3. Please refer to note 5 Business Combination

NOTE 4—BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas: Feed, Farming and Sales and Marketing. Farming and Feed are separate reportable segments, while Business Area Sales and Marketing is divided in three reportable segments, Markets, MH VAP Europe and Morpol.

Operating segments are components of a business that are regularly reviewed by the chief operating decision makers for the purpose of assessing performance and allocating resources. The Group Management Team is the Group’s chief operating decision makers.

In Marine Harvest the production of fish feed is considered to be a separate reportable segment due to the nature of the business. (different economic characteristics compared with other segments in the Group and separate management follow up)

Business Area Farming, consists of the farming and primary processing operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. These operations due to similar production processes, correlation in both input and prices, in addition to similar biological risk factors are considered to have similar economic characteristics and the farming units are therefore aggregated into one reportable segment.

Business Area Sales and Marketing consists of markets and processing operations in Americas, Asia and Europe, MH VAP Europe and Morpol. The markets operations in Americas, Asia and Europe are considered to have same similar economic characteristics, and the Market business is therefore presented as one reportable segment while MH VAP Europe and Morpol are presented as two separate reportable segments. Starting January 1. 2015, MH VAP Europe and Morpol will be presented as one segment as these operations now have been grouped as one Business Unit, Consumer Products, with a common management.

The reportable segment ‘‘other’’ consists of corporate functions and holding companies in addition to the Halibut-farming in
Sterling White Halibut.

The performance of the segments is monitored to reach the overall objective of maximizing the operational EBIT per kilogram and margins. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (operational EBIT per kilogram) and operational EBIT margin for MH VAP Europe and Morpol. Legal entities with activities in both Farming and Sales and Marketing do not split their financial items or their statement of financial position. Gross investments in these entities are reported as Farming-activities.

The pricing principle between Feed and Farming is set at market terms and benchmarked against third parties. The pricing principle between the Farming and Sales and Marketing is based on market reference prices for spot sale, while contracts are on market terms, with the target for Sales and Marketing to maximize profit beyond these terms.

The same accounting principles as described for the consolidated financial statements have been applied for the segment reporting. Intersegment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the third parties transactions.

Unrealized gains from intragroup transactions are eliminated. In the segment reporting the internal profit is included in Operational EBIT for the relevant Business Area, but eliminated in EBIT.

KEY SEGMENT FIGURES

BUSINESS SEGMENTS

		Sales and Marketing
(NOK MILLION)	Farming	MH Market	MH VAP Europe	Morpol	MH Feed	Other	Eliminations	TOTAL
2014
External revenue	659.9	15,878.6	4,719.0	4,168.9	4.4	65.0	—	25,495.8
Internal revenue	15,588.7	2,978.9	192.3	586.2	1,210.7	229.4	-20,786.2	—
Operational revenue	16,248.6	18,857.5	4,911.3	4,755.1	1,215.1	294.4	-20,786.2	25,495.8
Change in unrealized salmon derivatives	—	—	—	—	—	35.5	—	35.5
Revenue in profit and loss	16,248.6	18,857.5	4,911.3	4,755.1	1,215.1	329.9	-20,786.2	25,531.3
Operational EBITDA	4,358.9	542.2	67.1	232.6	84.2	-64.3	—	5,220.8
Operational EBIT	3,651.2	518.4	-19.8	138.5	47.1	-81.4	—	4,254.0
Change in unrealized internal margin feed	—	—	—	—	—	—	-92.2	-92.2
Change in unrealized salmon derivatives	—	—	—	—	—	54.4	—	54.4
Fair value uplift on harvested fish	-5,518.5	—	—	—	—	—	—	-5,518.5
Fair value adjustment on biological assets	5,004.5	—	—	—	—	3.2	—	5,007.7
Onerous contracts provision	23.7	—	—	—	—	—	—	23.7
Restructuring cost	-1.9	-8.5	-42.5	—	—	—	—	-52.9
Other non-operational items	—	—	—	—	—	-168.2	—	-168.2
Income from associated companies	149.5	—	—	—	—	—	—	149.5
Impairment losses	-7.1	-1.4	-2.9	-12.7	—	—	—	-24.1
EBIT	3,301.5	508.5	-65.1	125.8	47.1	-192.0	-92.2	3,633.4
Gross investments	1,073.8	21.7	314.6	156.4	357.2	58.8	-221.8	1,760.7
Number of employees 31.12 (FTE)	4,138	1,577	1,921	3,924	68	87	—	11,715

		Sales and Marketing
(NOK MILLION)	Farming	MH Market	MH VAP Europe	Morpol	MH Feed	Other	Eliminations	TOTAL
2013
External revenue	500.8	13,130.7	4,280.8	1,264.9	—	52.4	—	19,229.6
Internal revenue	12,391.5	1,931.6	61.6	91.8	—	162.6	-14,639.1	—
Operational revenue	12,892.3	15,062.2	4,342.4	1,356.7	—	215.0	-14,639.1	19,229.6
Change in unrealized salmon derivatives	—	—	—	—	—	-30.2	—	-30.2
Revenue in profit and loss	12,892.3	15,062.2	4,342.4	1,356.7	—	184.8	-14,639.1	19,199.4
Operational EBITDA	3,623.7	363.0	21.2	97.6	-22.9	-107.7	—	3,974.9
Operational EBIT	3,001.1	346.3	-57.7	62.6	-22.9	-117.1	—	3,212.4
Change in unrealized salmon derivatives	—	—	—	—	—	-30.2	—	-30.2
Fair value uplift on harvested fish	-4,323.7	—	—	—	—	—	—	-4,323.7
Fair value adjustment on biological assets	6,141.7	—	—	-30.8	—	7.3	—	6,118.3
Onerous contracts provision	-124.7	—	—	—	—	—	—	-124.7
Restructuring cost	-4.3	-32.7	-235.7	—	—	—	—	-272.8
Other non-operational items	-74.4	—	—	—	—	—	—	-74.4
Income from associated companies	221.8	—	—	—	—	—	—	221.8
Impairment losses	-6.8	-9.7	-40.6	-7.7	—	-0.2	—	-65.0
EBIT	4,830.8	303.9	-334.0	24.1	-22.9	-140.1	—	4,661.8
Gross investments	929.1	67.0	158.2	80.5	695.1	37.5	—	1,967.6
Number of employees 31.12 (FTE)	3,238	1,252	2,320	3,780	10	76	—	10,676

		Sales and Marketing
(NOK MILLION)	Farming	MH Market	MH VAP Europe	Morpol	Other	Eliminations	TOTAL
2012
External revenue	403.4	11,156.3	3,927.2	—	82.5	—	15,569.3
Internal revenue	10,206.1	1,550.0	16.9	—	48.7	-11,821.7	—
Operational revenue	10,609.5	12,706.3	3,944.1	—	131.1	-11,821.7	15,569.3
Change in unrealized salmon derivatives	—	—	—	—	-105.8	—	-105.8
Revenue in profit and loss	10,609.5	12,706.3	3,944.1	—	25.4	-11,821.7	15,463.5
Operational EBITDA	997.8	356.0	80.0	—	-113.2	—	1,320.6
Operational EBIT	415.1	344.2	5.8	—	-121.7	—	643.4
Change in unrealized salmon derivatives	—	—	—	—	-105.8	—	-105.8
Fair value on uplift harvested fish	-1,597.5	—	—	—	—	—	-1,597.5
Fair value adjustment on biological assets	2,002.2	—	—	—	-8.8	—	1,993.5
Onerous contracts provision	-6.1	—	—	—	—	—	-6.1
Restructuring cost	-0.8	—	—	—	—	—	-0.8
Income from associated companies	80.7	—	2.9	—	—	—	83.6
Impairment losses	1.1	—	-1.6	—	—	—	-0.5
EBIT	894.8	344.2	7.1	—	-236.3	—	1,009.8
Gross investments	620.0	22.0	85.7	—	5.1		732.9
Number of employees 31.12 (FTE)	3,263	819	2,236		71		6,389

REVENUE BY CUSTOMERS LOCATION

(NOK MILLION)	2014	2013	2012
Norway	1,304.3	893.0	845.2
Europe exclusive Norway and Russia	16,069.3	12,004.1	9,658.7
Russia	663.3	909.8	626.8
America	4,007.1	3,146.3	2,738.0
Asia	2,427.6	1,772.9	1,371.7
Rest of the world	252.0	176.0	104.3
External gross revenue	24,723.6	18,902.1	15,344.7
Other income	772.2	327.5	224.6
Operational revenue	25,495.8	19,229.6	15,569.3

Marine Harvest has no customers accounting for 10% or more of the revenues,

REVENUE BY PRODUCT

(NOK MILLION)	2014	2013	2012
Fresh whole salmon	11,768.2	9,940.1	8,351.9
Fresh smoked salmon	3,044.2	1,932.0	1,041.1
Fresh elaborated salmon	5,417.5	3,528.8	3,130.4
Frozen whole salmon	215.2	484.3	117.5
Frozen smoked salmon	263.7	159.4	165.7
Frozen elaborated salmon	1,965.2	1,147.4	969.9
Other products	2,049.5	1,710.1	1,568.2
External gross revenue	24,723.6	18,902.1	15,344.7

NOTE 5—BUSINESS COMBINATIONS, ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

BUSINESS COMBINATION

On September 15, 2014 Marine Harvest ASA entered into an agreement to purchase all assets of the former Chilean farming company Acuinova Chile S.A.

On December 23, 2014, the acquisition was completed and the agreed purchase price for the assets was USD 102.2 million, or NOK 757.8 million, excluding licenses with an assumed value of USD 23.0 million, or NOK 170.2 million, which the Group has not yet obtained control over due to pending authorization from authorities.The acquisition has been accounted for as a business combination.
At the date of completion, Marine Harvest ASA could exercise rights of the assets, and hence had obtained control, except for certain licenses. December 23, 2014 is the acquisition date and Acuinova has been consolidated into Marine Harvest Group as of this date.

The assets represent a capacity to produce about 40,000 tonnes of salmon gutted weight per year. The asset purchase includes a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility, all located in Chile’s region XI. The biomass included in the deal is expected to generate a harvest volume of about 15,000 tonnes gutted weight in 2015.

The purchase of Acuinova is in line with Marine Harvest strategy of forming a world-leading integrated protein group and the acquisition will further strengthen the Group’s capacity to produce and process salmon in Chile.

The assets are acquired from a company in bankruptcy, in which the main focus of the trustee has been to preserve the fish with limited harvesting. We have very limited historical financial information related to Acuinova and have not disclosed revenue and profit or loss for the year ended December 31, 2014 as though the business combination had been as of January 1, 2014, as this is impracticable. Further, profit or loss for the period post acquisition (December 23, 2014) is considered immaterial as no fish was harvested.

A provisional purchase price allocation has been carried out. The table below summarizes the consideration paid for Acuinova, and the preliminary assessed fair values of the assets acquired as recognized at the acquisition date December 23, 2014.

RECOGNIZED AMOUNTS OF INDENTIFIABLE ASSETS REQUIRED AS OF DECEMBER 23, 2014

(NOK MILLION)	NOK	USD
Fair value
Licenses	30.6	4.1
Property, plant and equipment	490.4	66.2
Biological assets	205.7	27.7
Inventory	27.7	3.7
Other	3.4	0.5
Total identifiable net assets and acquisition date fair value for owners of Marine Harvest ASA	757.8	102.2

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The asset held for sale as of December 31, 2014 of NOK 19 million is related to a factory in Germany.

On March 27, 2014 Marine Harvest entered into an agreement to divest its integrated farming operations on the Shetland and Orkney Islands to Cooke Aquaculture Inc.

The operations had a combined harvest volume of 17,400 tonnes gutted weight estimated for 2014. The majority of the these assets and related liabilities was classified as “Assets/liabilities held for sale” in Marine Harvest’s consolidated financial position at December 31, 2013 and presented as discontinued operations.

The agreed Enterprise Value (EV) was GBP 122.5 million. The transaction was closed in the second quarter of 2014 and paid in cash.

The divestment was a consequence of the remedies set forth by the EU Commission for the approval of the Morpol transaction in September 2013.

RESULTS FROM DISCONTINUED OPERATIONS

(NOK MILLION)	2014	2013
Revenue	202.0	246.2
Expenses	160.6	196.6
Gross profit	41.4	49.6
Fair value uplift biomass and onerous contracts	10.9	54.8
Finance	6.3	0.5
Profit before tax from discontinued operations	46.0	103.9
Tax	7.5	12.0
Profit from discontinued operations	38.5	91.9
Gain from the sale of assets in Shetland and Orkney	166.3
Total profit from discontinued operations	204.8	91.9
Earning per share (NOK)
Basic and diluted, profit for the year from discontinued operation including profit from sale of assets	0.50	0.24

Harvested volume was 0 tonnes gutted weight in the first quarter of 2014 and 5,382 tonnes gutted weight in the fourth quarter of 2013. The main profit are related to Shetland and Orkney Islands (farming).

NOTE 6—BIOLOGICAL ASSETS

VALUATION OF BIOLOGICAL ASSETS

Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kilogram are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is primarily unobservable. Live fish over 4 kilogram are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 and 4 kilogram. The valuation is completed for each Business Unit based on a model and basis for assumptions supplied by corporate. All assumptions are subject to quality assurance and analysis on a monthly basis from a corporate level.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each seawater site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each Business Unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

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

The uncertainty will, however, be higher if an incident has resulted in mass mortality, especially early in the cycle, or if the health status restricts handling the fish. If the total biomass at sea was 1% higher than our estimates, this would result in an increase in the valuation of NOK 59.9 million.

The quality of the biomass: The quality of the biomass can be difficult to assess prior to harvesting, if the reason for downgrading is related to muscle quality (e.g. the effect of Kudoa in Canada). In Norway downgraded fish is normally priced based on standard rates of deduction compared with a Superior quality fish. For fish classified as Ordinary grade the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as Production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight depending on the reason for downgrading. In other countries the price deductions related to quality are not as standardized. The quality of harvested fish has been good in 2014. A 1% change from Production grade to Superior quality would result in a change of NOK 21.3 million in the valuation.

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

Market price: The market price assumption is very important for the valuation and even minor changes in the market price will give significant changes in the valuation. The methodology used for establishing the market price is explained in note 2. A NOK 1.00 increase in the market price would result in an increase in the valuation of NOK 188.2 million.

Valuation of biological assets is affected by the market prices of fish. The market price risk is reduced through fixed price/volume customer contracts and financial contracts as well as our downstream integration as explained in note 13.

WRITE-DOWN OF BIOMASS AND EXCEPTIONAL MORTALITY

Exceptional mortality is accounted for when a site either experiences elevated mortality over time or massive mortality due to an incident on the farm (outbreak of disease, lack of oxygen etc). In 2014, all farming units, except Marine Harvest Faroe Islands, recorded extraordinary mortality losses.

Due to biological challenges, it was also decided to harvest one site in Scotland early as a result of poor performance. As the cost per kilogram at this site exceeded the net realizable value at year end 2014, a write down in the amount of NOK 9.1 million was recognized.

RECONCILIATION OF CHANGES IN CARRYING AMOUNT OF BIOLOGICAL ASSETS

(NOK MILLION)	2014	2013	2012
Carrying amount 01.01	9,536.6	6,207.9	6 239,3
Cost to stock	10,277.8	8,540.8	7,704.8
Fair value adjustment on biological assets	5,007.7	6,118.3	1,993.5
Fair value uplift on harvested fish	-5,518.5	-4,323.7	-1,597.5
Mortality for fish in sea	-310.9	-158.4	-141.4
Cost of harvested fish	-9,635.7	-7,419.4	-7,879.0
Assets acquired - continued operations	168.4	338.9	—
Currency translation differences	488.6	232.2	-111.8
Total carrying amount of biological assets as of 31.12	10,014.0	9,536.6	6,207.9

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2014	2013	2012
Marine Harvest Norway	2,061.7	1,863.2	701.3
Marine Harvest Chile	-115.7	121.3	-40.8
Marine Harvest Canada	86.1	219.0	-16.0
Marine Harvest Scotland	169.9	398.0	160.4
Marine Harvest Faroe Islands	0.8	108.2	9.3
Marine Harvest Ireland	44.4	25.4	21.0
Sterling White Halibut	11.1	7.9	0.6
Total fair value adjustment included in carrying amount in the statement of financial position	2,258.4	2,742.9	835.7
Biomass at cost	7,755.6	6,793.7	5,372.1
Total biological assets	10,014.0	9,536.6	6,207.9

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF COMPREHENSIVE INCOME

(NOK MILLION)	2014	2013	2012
Marine Harvest Norway	3,869.0	4,021.2	1,767.3
Marine Harvest Chile	257.8	284.2	-97.6
Marine Harvest Canada	235.0	595.1	-6.8
Marine Harvest Scotland	465.4	999.1	268.3
Marine Harvest Faroe Islands	86.2	168.7	24.3
Marine Harvest Ireland	91.0	42.7	46.8
Sterling White Halibut	3.2	7.3	-8.8
Total fair value adjustment in the statement of comprehensive income	5,007.7	6,118.3	1,993.5

FAIR VALUE UPLIFT HARVESTED FISH IN THE STATEMENT OF COMPREHENSIVE INCOME

(NOK MILLION)	2014	2013	2012
Marine Harvest Norway	-3,670.4	-2,898.1	-1,238.5
Marine Harvest Chile	-482.0	-123.9	27.1
Marine Harvest Canada	-376.6	-360.3	-9.7
Marine Harvest Scotland	-719.2	-822.3	-276.5
Marine Harvest Faroe Islands	-193.5	-77.7	-17.7
Marine Harvest Ireland	-76.7	-41.4	-82.2
Sterling White Halibut	—	—	—
Total fair value uplift in the statement of comprehensive income	-5,518.5	-4,323.7	-1,597.5

VOLUMES OF BIOMASS

(TONNES)	2014	2013	2012
Volume of biomass harvested during the year (gutted weight)	419,423	344,317	393,170
Volume of biomass in the sea at year-end (live weight)	284,227	270,298	240,572

PRICE SENSITIVITES EFFECT ON FAIR VALUE (SALMON ONLY) AT YEAR END

(NOK MILLION)	Price +1 NOK	Biomass +1% LWT	Quality +1% SUP
Marine Harvest Norway	117.9	43.1	7.3
Marine Harvest Chile	33.3	2.6	3.9
Marine Harvest Canada	19.6	9.5	4.1
Marine Harvest Scotland	13.5	3.0	4.5
Marine Harvest Faroe Islands	0.1	0.1	—
Marine Harvest Ireland	3.8	1.6	1.5
Total price sensitivity effect on fair value	188.2	59.9	21.3

NOTE 7—INVENTORY

(NOK MILLION)	2014	2013	2012
Raw materials and goods in process	1,058.4	849.2	364.5
Finished goods	1,342.3	901.9	455.3
Total inventory	2,400.8	1,751.1	819.7

The amount of inventories recognized as an expense during the period is NOK 10,787.6 million.

NOTE 8—IMPAIRMENT TESTING
At year-end 2014 the market value of the Group’s equity was significantly higher than the carrying amount of equity, which is an indication that the market considers the value of the Group’s assets to exceed the carrying amount. For all Cash Generating Units (CGUs) the recoverable amount has been determined based on a value in use calculation using cash flow projections based on approved budgets for the first year. The three next years are based on the approved long-term plan. The cash flow projections beyond the fourth year are estimated by extrapolating the projections reflecting steady state operations. The net present value of the cash flow is compared with carrying amount in the CGU. If the carrying amount is higher than the calculated value in use, an impairment loss is recognized in profit and loss, reducing the asset value to the calculated value in use. The estimated cash flows are based on the assumption of continued operation as part of the Marine Harvest Group.

KEY ASSUMPTIONS

The key assumptions used in the calculation of value in use are harvest volume, EBIT(DA)/margins, capital expenditure, discount rates and the residual growth rates. Please refer to the table below for a summary of the key assumptions for each CGU.

Harvest volume

Harvested volume is based on the current fish at sea and stocking plans for each unit and forecasted figures for sea water growth and mortality.

EBIT(DA)/Margins

The key profit target for salmon farming and sales is EBIT per kilogram, while value added operations are measured in terms of EBIT/EBITDA in % of sales. EBIT per kilogram is highly volatile due to the fluctuations in the price of salmon. Costs can under normal circumstances be forecasted with a relatively high level of accuracy. As Marine Harvest has entered into long term sales contracts for a share of the volume to be harvested in 2015, the margin for 2015 can be forecasted with a higher level of accuracy than the margin for the years beyond (2016-2019).

Capital expenditure

In the five year forecast period, the capital expenditure necessary to meet the expected growth in revenue and profit is taken into consideration. Consistent with the Group’s plan, the capital expenditure level for 2015 is high to further grow the operations. Beyond 2015, capital expenditures are aligned with the growth and replacement plans. Capital expenditure to comply with current laws and regulations has been included. Capital expenditure related to committed and approved efficiency improvement programs has also been included to support the inclusion of the benefits in the applied margin.

Changes in applicable laws and regulations may affect future estimated capital expenditure needs; this is not reflected in the figures used in the impairment test. Beyond the forecast period capital expenditure will in general equal depreciation and relate to maintenance investments. The capital expenditure per year in the forecast period exceeds NOK 1,000 million, following a plan to develop freshwater and processing operations to capitalize on the market conditions going forward.

Discount rate

The discount rates are based on the Weighted Average Cost of Capital (WACC) methodology. The cost of equity is based on Capital Asset Pricing Model (CAPM). The cost of debt is based on the risk free rate in the applicable country. The cost of debt is based on the risk free rate in the applicable country. In the model a 5 year average of the 10 year risk free rate has been used. The calculation of the final discount rates (WACC) also takes into account market risk premium, debt risk premium, the gearing and beta value. In the calculations, the Group has applied estimated cash flows before tax and the corresponding discount rates before tax.

Residual growth rates

Growth after the five year forecast period has in general been set independently for each cash generating unit based on the five year average historic inflation rate. The maximum growth rate applied beyond the forecast period is 1.7%. This is lower than the expected growth rates in the first five years and lower than the historic growth rate in salmon demand.

SENSITIVITY

With regard to the assessment of recoverable amount, the Group is of the view that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable amount for any of the CGUs.

SUBSEQUENT EVENTS

Farming Chile

As described in note 35, Marine Harvest on January 19, 2015 announced that it had entered into a Conditional Transaction Agreement (CTA) with Empresas AquaChile S.A to merge Marine Harvest Chile S.A with AquaChile. Based on the agreed ownership that Marine Harvest will take in Empresas AquaChile S.A following the transaction, the indicated market value of Marine Harvest Chile confirms a value above the capital employed.

ASSUMPTIONS

	Harvest HOG, Harvest GWE tonnes	CAGR 1) Volume		WACC before tax			Residual value growth
CASH GENERATING UNITS	2014	2014-2019	2015-2018	2014	2013	2012	2014	2013	2012
Marine Harvest Norway Farming	258,021	4.5%	5.1%	10.2%	8.0%	8.2%	1.6%	1.8%	1.8%
Marine Harvest Chile Farming	67,504	4.0%	11.2%	8.9%	8.5%	9.0%	1.6%	1.6%	1.7%
Marine Harvest Canada Farming	26,697	16.4%	10.9%	9.5%	8.1%	8.2%	1.7%	1.5%	1.7%
Marine Harvest Scotland Farming	48,858	12.1%	8.3%	9.3%	8.4%	8.6%	1.6%	1.8%	1.8%
Marine Harvest Ireland Farming	6,260	17.3%	9.2%	11.4%	8.5%	10.5%	1.6%	1.8%	1.8%
Marine Harvest Faroes Farming	11,532	-21.2%	13.2%	8.1%	8.0%	8.2%	1.6%	1.8%	1.8%
Sterling White Halibut	549	18.2%	16.1%	9.7%	8.0%	8.2%	1.6%	1.8%	1.8%
Marine Harvest VAP Europe	—	—%	—%	11.8%	8.1%	8.6%	1.0%	1.2%	1.5%
Morpol Processing	—	—%	—%	11.9%	9.4%	na	—%	0.7%	na
Marine Harvest Asia	—	—%	—%	9.3%	8.0%	8.2%	1.6%	1.8%	1.8%
Marine Harvest USA sale and smoked	—	—%	—%	10.4%	8.5%	9.0%	1.6%	1.6%	1.7%
Marine Harvest Spain	—	—%	—%	na	8.1%	8.6%	na	1.2%	1.5%
Marine Harvest Fish Feed	—	—%	—%	9.7%	na	na	1.6%	na	na
Total	419,421	6.2%	7.1%

1) CAGR: Compound Annual Growth Rate; The year-over-year growth rate over a specified period of time

Please see below table for an overview of the CGU's with allocated Intangible assets as of year-end 2014, 2013 and 2012.

(NOK MILLION)	GOODWILL			LICENSES
CASH GENERATING UNITS	2014	2013	2012	2014	2013	2012
Marine Harvest Norway Farming	1,607.5	1,591.0	1,591.0	3,645.8	3,219.4	3,223.0
Marine Harvest Scotland Farming	—	—		542.3	455.9	410.0
Marine Harvest Canada Farming	25.6	23.0	22.6	509.5	456.6	448.3
Marine Harvest Chile Farming	—	—		1,738.6	1,407.6	1,289.6
Marine Harvest Ireland Farming	—	—		20.0	18.6	16.3
Marine Harvest Faroes Farming	—	—		58.8	54.8	48.1
Marine Harvest VAP Europe	606.6	568.9	502.0	—	—
Morpol Processing	177.1	192.1	na	—	423.2	na
Marine Harvest Group	2,416.9	2,374.9	2,115.5	6,514.9	6,036.1	5,435.4

NOTE 9—INTANGIBLE ASSETS

SPECIFICATION OF INTANGIBLE ASSETS

2014 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	Goodwill	Licenses	Other intangible assets	Total
Acquisition cost as of 01.01	4,702.4	6,729.3	362.4	11,794.2
Additions in the year as a result of acquisitions	0.9	23.2	—	24.2
Additions in the year	—	—	1.0	1.0
Reclassification	—	18.3	-18.3	—
Disposals / scrapping in the year	—	—	-1.2	-1.2
Divestment	-6.0	—	-10.9	-16.9
Foreign currency adjustments	213.8	440.9	34.3	689.0
Total acquisition cost as of 31.12	4,911.1	7,211.8	367.4	12,490.3
Accumulated amortization and impairment losses as of 01.01	2,327.5	693.2	174.0	3,194.7
Amortization in the year	—	—	11.9	11.9
Impairment losses in the year	—	—	0.4	0.4
Reclassification	1.5	1.5	-3.0	—
Accumulated amortization and impairment losses on disposals	—	—	-0.5	-0.5
Divestments	-3.8	—	—	-3.8
Foreign currency adjustments	169.1	2.2	18.0	189.3
Total accumulated amortization and impairment losses as of 31.12	2,494.3	696.9	200.8	3,392.0
Total carrying amount as of 31.12	2,416.9	6,514.9	166.5	9,098.3
Estimated lifetime			3- 25 years
Depreciation method			Linear

2013 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	Goodwill	Licenses	Other intangible assets	Total
Acquisition cost as of 01.01	4,371.5	6,124.3	259.1	10,754.9
Additions in the year as a result of acquisitions	190.1	422.4	80.6	693.2
Additions in the year	—	—	16.6	16.6
Disposals / scrapping in the year	—	—	-17.3	-17.3
Foreign currency adjustments	140.8	182.7	23.4	346.8
Total acquisition cost as of 31.12	4,702.4	6 729.3	362.4	11,794.2
Accumulated amortization and impairment losses as of 01.01	2,256.0	688.9	144.9	3,089.8
Amortization in the year	—	—	11.8	11.8
Accumulated amortization and impairment losses at the time of acquisitions	—	—	12.6	12.6
Impairment losses in the year	3.1	—	2.8	5.9
Reclassification	—	3.6	-3.6	—
Accumulated amortization and impairment losses on disposals	—	—	-7.5	-7.5
Foreign currency adjustments	68.4	0.7	12.9	82.0
Total accumulated amortization and impairment losses as of 31.12	2,327.5	693.2	174.0	3,194.7
Total carrying amount as of 31.12	2,374.9	6,036.1	188.4	8,599.5

2012 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	Goodwill	Licenses	Other intangible assets	Total
Acquisition cost as of 01.01	4,480.8	6 272.3	264.8	11,017.9
Additions in the year		12.3	6.4	18.8
Reclassification		1.4	-1.4	—
Disposals / scrapping in the year	-2.3	-17.2	-0.7	-20.1
Foreign currency adjustments	-107.0	-144.6	-10.1	-261.7
Total acquisition cost as of 31.12	4,371.5	6 124.3	259.1	10,754.9
Accumulated amortization and impairment losses as of 01.01	2,334.7	694.8	141.7	3 171.1
Amortization in the year	—	—	11.5	11.5
Impairment losses in the year	1.1	—	0.5	1.6
Reclassification	—	2.5	-2.5	0.1
Accumulated amortization and impairment losses on disposals	-2.3	—	-0.6	-2.9
Foreign currency adjustments	-77.5	-8.4	-5.8	-91.7
Total accumulated amortization and impairment losses as of 31.12	2,256.0	688.9	144.9	3,089.8
Total carrying amount as of 31.12	2,115.5	5,435.4	114.2	7,665.0

NOTE 10—PROPERTY PLANT AND EQUIPMENT

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2014

(NOK MILLION)	PROPERTY	PLANT & MACHINERY	TRANSPORT	NET, CAGES & MOORINGS	OTHER TANGIBLE (1)	TOTAL
Acquisition cost as of 01.01	3,634.1	7,124.1	1,273.8	2,176.8	1,684.3	15,893.1
Acquisition through business combinatIon(2)	206.9	100.1	3.2	122.1	4.2	436.5
Additions in the year	22.3	95.2	10.9	2.6	1,615.0	1,746.0
Capitalized interest	—	—	—	—	3.8	3.8
Reclassification	603.9	743.2	85.1	413.9	-1,892.0	-45.9
Disposals / Scrapping in the year	-41.9	-149.6	-22.3	-26.5	-17.8	-258.2
Divestments	-109.7	-213.4	-49.6	-105.1	-1.2	-479.0
Foreign currency adjustments	287.4	655.3	26.6	241.4	98.6	1,309.4
Total acquisition cost as of 31.12	4,603.0	8,354.9	1,327.7	2,825.1	1,494.9	18,605.6
Accumulated depreciation and impairment losses as of 01.01	1,801.6	5,106.4	619.9	1,277.5	410.7	9,216.1
Depreciation in the year	144.3	465.0	81.8	225.1	38.8	955.0
Impairment losses and reversal of previous write-down in the year	10.7	9.4	0.9	0.8	1.9	23.7
Reclassification	-5.7	-70.9	-0.7	6.2	25.1	-45.9
Accumulated depreciation and impairment losses on disposals	-26.4	-137.8	-20.3	-24.6	-17.7	-226.9
Divestments	-55.5	-154.8	-49.2	-105.1	-0.5	-365.1
Foreign currency adjustments	120.6	515.9	20.8	120.2	14.7	792.3
Total accumulated depreciation and impairment losses as of 31.12	1,989.5	5,733.2	653.2	1,500.1	473.0	10,349.1
Total net carrying amount as of 31.12	2,613.6	2,621.7	674.5	1,325.0	1,022.3	8,257.2
Estimated lifetime	0-20 years	5-20 years	5-20 years	5-20 years	3-5 years
Depreciation method	Linear	Linear	Linear	Linear	Linear
(1)  Other tangible includes prepayments regarding property, plant and equipment
(2) The significant part of additions by business combinations relates to the Group's acquisition of assets from former Chilean farming company Acuniova Chile S.A

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2013

(NOK MILLION)	PROPERTY	PLANT & MACHINERY	TRANSPORT	NET, CAGES & MOORINGS	OTHER TANGIBLE	TOTAL
Acquisition cost as of 01.01	2,504.5	5,463.8	1,033.8	1,853.6	821.4	11,677.0
Acquisition through business combination	648.3	1,074.7	43.5	-20.3	190.7	1,937.0
Additions in the year	32.6	140.1	3.1	0.2	1,788.4	1,964.4
Capitalized interest	—	—	—	—	11.3	11.3
Reclassification	272.2	298.8	192.9	397.6	-1,161.5	—
Disposals / scrapping in the year	-37.9	-258.6	-13.7	-136.0	-17.3	-463.5
Foreign currency adjustments	214.4	405.3	14.2	81.7	51.2	766.8
Total acquisition cost as of 31.12	3,634.1	7,124.1	1,273.8	2,176.8	1,684.3	15,893.1
Accumulated depreciation and impairment losses as of 01.01	1,511.1	4,162.0	471.0	1,068.9	352.2	7,565.2
Accumulated depreciation at the time of acquisition	102.4	580.3	39.7	14.7	45.9	783.0
Depreciation in the year	107.6	359.1	71.1	190.7	22.3	750.8
Impairment losses and reversal of previous writedown in the year	40.4	18.0	—	0.4	—	58.8
Reclassification	-25.7	-69.8	39.9	83.4	-27.8	—
Accumulated depreciation and impairment losses on disposals	-26.3	-240.8	-13.3	-130.5	-8.6	-419.4
Foreign currency adjustments	92.0	297.7	11.5	49.8	26.8	477.8
Total accumulated depreciation and impairment losses as of 31.12	1,801.6	5,106.4	619.9	1,277.5	410.7	9,216.1
Total net carrying amount as of 31.12	1,832.8	2,017.5	653.9	899.3	1,273.7	6,677.2

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2012

(NOK MILLION)	PROPERTY	PLANT & MACHINERY	TRANSPORT	NET, CAGES & MOORINGS	OTHER TANGIBLE	TOTAL
Acquisition cost as of 01.01	2,476.5	5,503.7	972.3	2,011.0	874.5	11,838.1
Additions in the year	5.3	32.2	3.4	—	694.3	735.3
Reclassification	124.6	216.8	79.7	162.4	-691.7	-108.1
Disposals / scrapping in the year	-19.1	-102.3	-14.0	-265.1	-19.7	-420.2
Foreign currency adjustments	-82.9	-186.6	-7.7	-54.7	-35.0	-366.9
Total acquisition cost as of 31.12	2,504.5	5,463.8	1,033.8	1,853.6	821.4	11,677.0
Accumulated depreciation and impairment losses as of 01.01	1,476.0	4,096.4	427.5	1,228.8	442.8	7,671.4
Depreciation in the year	94.1	318.4	63.6	172.8	16.7	665.7
Impairment losses and reversal of previous writedown in the year	0.1	-1.9	—	0.6	—	-1.1
Reclassification	-1.2	-1.9	-0.5	-34.3	-70.2	-108.1
Accumulated depreciation and impairment losses on disposals	-13.0	-95.3	-13.6	-262.5	-19.2	-403.8
Foreign currency adjustments	-44.9	-153.7	-6.0	-36.5	-17.9	-259.1
Total accumulated depreciation and impairment losses as of 31.12	1,511.1	4,162.0	471.0	1,068.9	352.2	7,565.2
Total net carrying amount as of 31.12	993.4	1,301.8	562.8	784.6	469.3	4,111.9

Sale of fixed assets

Tangible fixed assets have been sold during the year and net gain on sale of assets amounts to NOK 10.8 million in 2014. The corresponding figures for 2013 was NOK 6.3 million and for 2012 NOK 6.5 million.

Impairment testing of fixed assets

Impairment tests for specific fixed assets are performed when there are indications of impairment. No such indicators were identified at year-end 2014

Contracts

At year-end 2014 Marine Harvest had entered into significant contracts i Marine Harvest Fish Feed (NOK 50 million) and in Marine Harvest Norway (NOK 144 million)

NOTE 11—INTEREST-BEARING DEBT

(NOK MILLION)	2014	2013	2012
Non-current interest-bearing debt	3,772.7	3,932.9	3,806.1
Bond	1,241.7	1,239.4	—
Convertible bond	5,654.7	2,537.9	1,532.4
Total non-current interest-bearing debt	10,669.1	7,710.2	5,338.5
Current interest-bearing debt	7.0	686.7	377.8
Total interest-bearing debt	10,676.1	8,396.9	5,716.3

Financing of the Marine Harvest Group is mainly carried out through the parent company Marine Harvest ASA. External financing in the subsidiaries is only conducted if this is optimal for the Group. Marine Harvest complied with its covenants at the end of 2014.

The following programs are the main sources of financing for the Marine Harvest Group per December 31, 2014:

EUR 555 MILLION SYNDICATED CREDIT FACILITY
The Group has a syndicated revolving credit facility with a limit of EUR 555 million. The facility has final maturity in November 2019.

The facility is available to Marine Harvest ASA and selected subsidiaries. In addition, parts of the revolving credit facilities may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and group companies.

The syndicated loan agreement sets forth a covenant on solidity (equity ratio) which has to be above 35% at all times. Furthermore, the ability for the Group to take on new debt is regulated by the loan agreement.

EUR 350 MILLION CONVERTIBLE BOND
In May 2013, Marine Harvest issued a convertible bond loan with a EUR 350 million principal. The loan carries a fixed coupon of 2.375% p.a. payable semi-annually. Unless a prior conversion, the loan will mature in May 2018. There are no installments on the loan. The conversion share price at the end of 2014 was EUR 8.8716, representing an adjustment to the original conversion share price (EUR 1.0265) for dividends paid and the inverse split of the Marine Harvest share . The conversion share price is subject to standard adjustment mechanisms for convertible bonds. In March 2015 bondholders representing 99.43% of the issue accepted a voluntary incentive offer to convert their bonds early. Subsequent to this conversion Marine Harvest can, under certain conditions, call the remaining bonds at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

EUR 375 MILLION CONVERTIBLE BOND

In April 2014, Marine Harvest issued a convertible bond with a principal amount of EUR 375 million. The bonds have a fixed coupon of 0.875% p.a. payable semi-annually. In the absence of a prior conversion, the loan will mature in May 2019. There are no installments. The conversion share price at the end of 2014 was EUR 10.7052 representing an adjustment to the original conversion share price (EUR 11.7476) for dividends paid. The conversion price is subject to standard adjustment mechanisms for convertible bonds. From June 2017, Marine Harvest can, under certain market conditions, call the bond at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

NOK 1,250 MILLION BOND
In March 2013, Marine Harvest issued an unsecured bond with a principal amount of NOK 1,250 million. The bond issue carries a coupon of three month NIBOR plus 3.5% p.a., payable quarterly. The bond is repayable in 2018 with no interim installments. The bond is listed on the Oslo Stock Exchange.

CONVERTIBLE BONDS

	Statement of financial position			Statement of comprehensive income
(NOK MILLION)	Non-current interest- bearing debt	Conversion liability component 2013-bond	Conversion liability component 2014-bond	Net interest expenses	Net currency effects	Other financial items
Initial recognition
EUR 350 mill 2013-bond	2,267.1	378.0
EUR 375 mill 2014-bond	2,554.2		486.4
Subsequent measurement 2013
Interest and currency	270.8			-92.7	-222.0
Change in fair value of conversion liability component		182.9				-182.9
Subsequent measurement 2014
Interest and currency	562.6			-235.7	-415.7
Change in fair value of conversion liability component		639.3	532.0			-1,171.3
Net recognized end of 2014	5,654.7	1,200.2	1,018.4

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

On subsequent measurements the amortized interest is recognized as interest expense and increases the carrying amount of the convertible bond. The conversion liability component is recognized at fair value using a valuation technique based on observable data.

NOTE 12—FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS IMPACT ON COMPREHENSIVE INCOME

(NOK MILLION	2014	2013	2012
Interest expenses	-392.3	-510.2	-307.0
Amortized interest cost	-152.3	-130.1	-75.8
Interest costs	-544.6	-640.2	-382.8
Net currency effects on interest-bearing debt	-252.3	-528.5	206.9
Net currency effects on cash, trade receivables and trade payables	135.3	105.7	1.5
Gain/loss on short-term transaction hedges	-233.1	46.6	38.8
Realized gain (loss) on long-term cash flow hedges	-38.3	64.5	276.1
Net currency effects	-388.4	-311.7	523.3
Interest income	30.3	25.0	-0.9
Gain/loss on salmon derivatives	2.3	3.9	—
Change in fair value other financial instruments	-108.9	46.3	-145.0
Change in fair value conversion liability component of convertible bonds	-1,171.3	-516.1	-305.3
Change in fair value other shares	33.8	60.8	3.8
Dividends and gain (loss) on sales of other shares	9.0	134.9	135.6
Net other financial costs	-8.8	-7.1	-8.2
Other financial items	-1,213.7	-252.4	-320.0
Total financial items	-2,146.7	-1,204.4	-179.5
Other comprehensive income
Cash flow hedges qualified for hedge accounting	-46.6	-44.3	-113.5

CASH FLOW HEDGING EQUITY RESERVE

(NOK MILLION)	2014	2013	2012
Cash flow hedging equity reserve as of 01.01	58.3	88.9	171.5
Change in fair value of cash flow hedges	-84.9	13.5	162.6
Realized gain (loss) recycled through profit or loss	38.3	-57.8	-276.1
Change in deferred tax	12.1	13.7	31.1
Currency translation cash flow hedges	—	—	-0.2
Cash flow hedging equity reserve as of 31.12.	23.8	58.3	88.9

The Group has discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014. The cumulative gain on interest rate swaps subject to hedge accounting that has been recognized in other comprehensive income has been reclassified from equity to profit or loss, as it is no longer highly probable that the forecast transactions are expected to occur. The cumulative gain on the currency cash flow hedges that has been recognized in other comprehensive income will be reclassified from equity to profit and loss, when the forecast transactions occurs.

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION

	Financial assets and liabilities
December 31, 2014 (NOK million)	Loans and receivables, and liabilities, at amortized cost	Financial instruments at fair value through profit or loss	Cost	Financial derivatives qualified for hedge accounting	Non- financial assets and liabilities	Total
Non-current assets
Other shares	—	159.0	7.1		—	166.1
Current assets
Trade receivables	3,360.2	—	—		—	3,360.2
Other receivables	627.4	259.1	—		224.0	1,110.5
Cash	1,408.3	—	—		—	1,408.3
Non-current liabilities
Non-current interest-bearing debt	-10,669.1	—	—		—	-10,669.1
Other non-current liabilities	—	-2,218.6	—		-115.9	-2,334.4
Current liabilities
Current interest-bearing debt	-7.0	—	—		—	-7.0
Trade payables	-2,039.2	—	—		—	-2,039.2
Other current liabilities	-993.0	-810.4	—		-1,308.9	-3,112.3
Total	-8,312.4	-2,610.9	7.1
Fair value	-8,755.2	-2,610.9	7.1

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION

	Financial assets and liabilities
December 31, 2013 (NOK million)	Loans and receivables, and liabilities, at amortized cost	Financial instruments at fair value through profit or loss	Cost	Financial derivatives qualified for hedge accounting	Non- financial assets and liabilities	Total
Non-current assets
Other shares	—	125.2	6.9	—	—	132.1
Current assets
Trade receivables	3,191.4	—	—	—	—	3,191.4
Other receivables	673.2	130.1	—	—	283.2	1,086.5
Cash	606.2	—	—	—	—	606.2
Non-current liabilities
Non-current interest-bearing debt	-7,710.2	—	—	—	—	-7,710.2
Other non-current liabilities	—	-691.8	—	-163.6	-120.9	-976.3
Current liabilities
Current interest-bearing debt	-686.7	—	—	—	—	-686.7
Trade payables	-2,232.6	—	—	—	—	-2,232.6
Other current liabilities	-717.6	-17.1	—	-64.9	-1,168.1	-1,967.7
Total	-6,876.3	-453.7	6.9	-228.5
Fair value	-7,056.5	-453.7	6.9	-228.5

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION

	Financial assets and liabilities
December 31, 2012 (NOK million)	Loans and receivables, and liabilities, at amortized cost	Financial instruments at fair value through profit or loss	Cost	Financial derivatives qualified for hedge accounting	Non- financial assets and liabilities	Total
Non-current assets
Other shares		1,002.0	6.6			1,008.6
Current assets
Trade receivables	1,782.0					1,782.0
Other receivables	240.1	44.4		123.5	184.8	592.7
Cash	335.3					335.3
Non-current liabilities
Non-current interest-bearing debt	-5,338.5					-5,338.5
Other non-current liabilities		-329.5			-85.2	-414.7
Current liabilities
Current interest-bearing debt	-377.8					-377.8
Trade payables	-1,452.5					-1,452.5
Other current liabilities	-436.6	-450.4			-588.4	-1,475.4
Total	-5,248.1	266.5	6.6	123.5
Fair value	-5,334.7	266.5	6.6	123.5

There has not been any reclassification between the categories of financial assets or liabilities in 2014, except for financial instruments qualified for hedge accounting as described in note 2. There were no reclassifications between categories of financial assets or liabilities in 2013, and 2012.

Details regarding criteria for recognition and the basis for measurement for each class of financial instrument are disclosed in note 2 Significant accounting principles.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments carried at amortised cost

With the exception of the EUR 350 and EUR 375 million convertible bonds, the Group consider that the carrying amount of financial assets and liabilities recognized at amortized cost in the financial statements approximates their fair value. Reference is made to note 11 for further information regarding the convertible bonds.

Fair value measurements recognized in the statement of financial position

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy of three different levels based on the degree to which the fair value is observable:

Level 1: fair value determined directly by reference to published quotations

Level 2: fair value estimated using a valuation technique based on observable data

Level 3: fair value estimated using a valuation technique based on unobservable data.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

		31.12.2014			31.12.2013			31.12.2012
(NOK million)	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS MEASURED AT FAIR VALUE
Financial assets to fair value through profit or loss:
Other shares	22	153.4	—	5.6	119.1	—	6.1	59.3		942.7
Other financial instruments		187.4	71.7	—	72.1	28.4	—		32.8
Current currency hedges		—	—	—	—	29.6	—		11.6
Financial derivatives qualified for hedge accounting		—	—	—	—	—	—		123.5
LIABILITIES MEASURED AT FAIR VALUE
Financial liabilities to fair value through profit or loss:
Conversion liability component of convertible bond	11	—	-2,218.6	—	—	—	-560.9			-329.5
Interest swaps		—	-664.5	—	—	132.5	—		-448.7
Current currency hedges		—	-145.9	—	—	-15.6	—		-1.8
Financial derivatives qualified for hedge accounting		—	—	—	—	-228.5	—		—
BOND AT AMORTIZED COST, FAIR VALUE		—	-7,339.0	—	—	—	4,518.4			1,948.5

The fair value of the conversion liability component of the EUR 350 million and EUR 375 million convertible bonds is determined as the difference between a) the market value of the convertible bond, and b) the DCF-value of the convertible bond using a market interest rate for an equivalent, non-convertible bond. This is a change compared with 2013 and 2012 when the conversion liability component was calculated using a Black Scholes model. The own nonperformance risk as at December 31, 2014 was assessed to be insignificant.

The change has caused a transfer from Level 3 to Level 2 in the hierarchy. For specification, reference is made to note 11.
There were no transfers between the levels in 2013 or 2012.

Shares listed on the Oslo Stock Exchange are valued at quoted prices. Other shares are primarily valued on level 3 at cost. For specification, reference is made to note 22.

NOTE 13—CAPITAL MANAGEMENT AND RISK MANAGEMENT

CAPITAL MANAGEMENT

Capital management refers to the process of acquiring and utilizing capital in the most efficient manner compared to the available alternatives. The primary objective of the Group’s capital management is to ensure access to capital contributing to satisfactory operations and maximum generation of shareholder values. The Group manages its capital structure and makes adjustments in light of changes in the underlying economic conditions. Access to borrowed capital is continuously monitored and the Group has a continuous dialog with its lenders. The syndicated loan facility sets forth an equity ratio as the only financial covenant. The remaining portfolio of interest bearing debt does not include more restrictive financial covenants. Marine Harvest complied with the covenant in its loan agreements during and at the end of 2014. Details relating to the main loan programs in the Group are described in note 11.

Marine Harvest intends to maintain an equity base suitable to the characteristics of the operations, taking into consideration that fish farming is a cyclical business. Capital not deemed necessary for further growth will be returned to shareholders as dividends or repurchase of shares. At year-end 2014, Marine Harvest had an equity of NOK 14,718 million. The equity share, defined by equity/total assets, was at the same time 39.8%. Net interest bearing debt, defined as total interest-bearing debt less cash was NOK 9,268 million at year-end. The Board of Directors of Marine Harvest ASA considers the equity in the Group appropriate for the scale of the operation.

A dividend policy has been resolved by the Board of Directors. The policy states that:

During 2014;

•	The dividend level shall reflect the present and future cash generation potential of the Group.

•	Marine Harvest will target a ratio of net interest bearing debt to equity of less than 50%.

•	When the target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividend.

From February 2015 and onwards;

•	The quarterly dividend level shall reflect the present and expected future cash flow generation of the Group.

•	To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis.

•	When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends.

The Board of Directors has further adopted guidelines targeting quarterly dividend distribution, whereby each dividend proposal shall be dimensioned with a view to manage net interest bearing debt around a target level. The target level is dimensioned relative to the scope of the Group’s operations and was set to NOK 7.5 billion for 2014, and amended to EUR 1.1 billion (NOK 9.9 billion) in February 2015 based on the Group’s operations. The target level will be reviewed in connection with the contemplated AquaChile transaction.

The Board of Directors of Marine Harvest ASA has been given proxies from the Annual General Meeting in May 2014 to:

•	Purchase shares in the ompany up to a maximum total nominal value of NOK 307,783,312.50 which equals approximately 10% of the share capital.

•	Increase the Company’s share capital through issuance of new shares with an aggregate nominal value of up to NOK 307,783,312.50.

•	Raise convertible bond loans with a maximum par value of NOK 3,200 million, convertible into a maximum number of new shares equivalent to a total nominal value of NOK 480 million.

•	Distribute dividends, up to an aggregate amount of NOK 5 billion based on the Company’s annual accounts for 2013 including distribution in the form of repayment of paid-in capital.

In the Extraordinary General Meeting on the January 20, 2014 a reverse split of the company’s shares in the proportion 10:1 was approved in accordance with the board’s proposal, the shares were traded “ex reverse split” from and including January 21.

The Group’s principal financial liabilities, other than loans, consist of convertible and non-convertible bonds, derivatives and trade payables. These financial liabilities constitute the majority of the Group’s third party financing. The Group holds financial assets such as trade receivables, cash and shares.

The Group uses financial derivatives, mainly currency forward contracts, interest rate swaps and financial salmon futures. The purpose of these derivatives is to manage the interest rate, currency and salmon price risks arising from the operations of the Group. With the exception of financial salmon futures, no trading activities in financial instruments are undertaken. On a selective basis, the group also enters into other financial derivatives such as equity forward contracts. Marine Harvest ASA has entered into such contracts relating to shares in Grieg Seafood.

Details regarding significant accounting policies for financial assets and liabilities are disclosed in note 2 Significant accounting policies.

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

CURRENCY RISK

In the Marine Harvest Group, several Business Units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side. To mitigate the potential fluctuation effects on its cash flows, the Group maintains a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of Marine Harvest’s units, the Group has defined a hedging strategy. According to the hedging strategy, units located in the following regions generate cash flow in currencies (main hedging currencies) according to the below table.

Norway     EUR
Chile    USD
Canada    USD
Scotland    GBP
Ireland    EUR
The Faroe Islands    EUR
VAP and Morpol (Consumer Products)    EUR
Asia    USD
Cold Water Species    NOK

For some units the main hedging currency is different from the functional currency.
Transaction exposures arise from firm commitments made to transact in a currency different from the main currency. The transaction exposure depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as transaction hedges.

Through hedging of transaction exposures, each Business Unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged towards this currency. Further exposures arise from structural imbalances between the main currencies on the revenue side versus the expense side. These imbalances are predominantly a result of production taking place in a country different from where the product is sold. Due to their structural nature, the exposures are of a longer horizon than for transaction exposures and is therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item and the actual currency in which transactions are invoiced is of lesser importance.

The Marine Harvest Group normally has a net positive cash flow exposure towards EUR, GBP, USD and JPY and a net negative cash flow exposure towards NOK, CAD and CLP. To hedge Group cash flows against exchange rate fluctuations Marine Harvest has a policy for long-term hedging of the most predominant net exposures. The Group currently hedges up to 30% of its’ underlying exposure between EUR and NOK with a horizon of two years.

As of December 31, 2014 the Group held a portfolio of hedging instruments designated to mitigate transaction and cash flow exposure with a total contract value of NOK 3,795 million. Instruments equivalent to 77% of the contract value mature in 2015 and no instrument matures beyond June 2016. The portfolio had a net negative market value of NOK 106.3 million at year-end.

Currency exposure in the statement of financial position

As a consequence of the Group’s net cash flows being generated in EUR, GBP and USD, the interest-bearing debt should reflect this currency structure. On December 31, 2014, the portfolio was in line with policy.

CURRENCY STRUCTURE OF NET INTEREST-BEARING DEBT

As of December 31, 2014 net interest-bearing debt had the following currency structure:

(NOK MILLION)	NOK	USD	EUR	GBP	JPY	DKK	CAD	PLN	Other	Total
Cash and cash equivalents	404.7	150.9	252.4	381.0	56.1	23.9	55.0	40.8	43.4	1,408.2
Current interest-bearing debt	—	5.6	—	1.4	—	—	—	—	—	7.0
Non-current interest-bearing debt	1,305.9	1,934.9	7,137.1	290.9	—	—	—	—	0.3	10,669.1
Net interest-bearing debt	901.2	1,789.6	6,884.7	-88.7	-56.1	-23.9	-55.0	-40.8	-43.1	9,267.9

The carrying amount of interest-bearing debt has been reduced by NOK 47.8 million in transaction costs. With the exception of the EUR 350 million and EUR 375 million convertible bonds, there are no significant differences between the carrying amount and the fair value of non-current interest-bearing debt and leasing. Details related to the EUR 350 million and EUR 375 million convertible bonds and a significant part of the non-current debt are described in note 11.

SENSITIVITY ANALYSIS—CHANGE IN EXCHANGE RATES

On the basis of financial positions and currency hedges in existence as of December 31, 2014, the effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated:

CURRENCY PAIR (NOK MILLION)	EUR/NOK	USD/NOK	GBP/NOK	JPY/NOK	USD/CAD
Effect in NOK million from a 10% increase in the value of	NOK	NOK	NOK	NOK	CAD
Financial items	830.6	-109.1	4.3	-42.6	-21.1

INTEREST RATE RISK

Marine Harvest ASA shall hedge the Group’s long term interest bearing debt by currency, including external interest bearing debt and leasing in the parent company or subsidiaries, with fixed interest or interest rate derivatives. The interest rate hedges shall cover 70-100% of the debt the first four years and 0-60% of the debt the subsequent five years. All interest rate hedging shall be executed from the parent company. At year-end 2014 the Group had a portfolio of interest swaps with a net negative market value of NOK 664.5 million after a decrease in market value during 2014 of NOK 353.4 million, recognized through profit and loss.

The portfolio held at the end of 2014, will ensure the payment of the following weighted fixed rates against receipt of three month Euribor/Libor for each of the below currencies and periods:

NOMINAL AMOUNT OF INTEREST RATE SWAPS AND WEIGHTED AVERAGE FIXED RATE

CURRENCY (MILLION)	EUR		USD		GBP
	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE
Until March 2015	341.0	2.45%	215.5	2.61%	53.0	2.82%
March 2015 - March 2016	41.0	1.26%	123.0	1.98%	34.0	2.48%
March 2016 - March 2017	166.5	2.12%	151.0	2.91%	34.0	3.04%
March 2017 - March 2018	283.0	2.55%	138.5	3.12%	34.0	3.13%
March 2018 - March 2019	546.0	3.26%	138.5	3.21%	34.0	3.13%
March 2019 - March 2020	970.5	3.27%	167.5	2.93%	34.0	3.13%
March 2020 - March 2021	380.0	2.13%	78.3	2.31%	23.5	2.83%
March 2021 - March 2022	380.0	2.20%	78.3	2.31%	23.5	2.83%
March 2022 - March 2023	—	—%	60.0	4.13%	—	—%

Market value 31.12.2014	(NOK MILLION)
EUR	-568.7
USD	-58.3
GBP	-37.5
Total	-664.5

A 0.50% point parallel increase in all relevant yield curves will cause a NOK 178 million increase in the market value. This change would be recognized through profit and loss. In addition, the fixed rate coupon on the convertible bonds as described in note 11 is part of the hedging of interest rate risk in the Group.

CREDIT RISK

The Group trades only with recognized, credit worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a main rule the Group’s trade receivables are fully credit insured. The Group is monitoring exposure towards individual customers closely and is not substantially exposed in relation to any individual customer or contractual partner as of December 31, 2014. The maximum exposure is disclosed in note 17.

The Group only enters into derivative transactions with counterparties with an established business relationship to the Group.

PRICE/LIQUIDITY RISK

The Group is continuously monitoring liquidity and estimates expected liquidity development on the basis of budgets and monthly updated forecasts from the units. Marine Harvest’s financial position and development depend significantly on the spot price developments for salmon, and these prices have historically been volatile. As such Marine Harvest is exposed to movements in supply and demand for salmon. Marine Harvest has to some extent mitigated its exposure to spot prices by entering into bilateral fixed price/volume contracts with its' customers. The hedging rate has normally varied between 20% and 50% of Marine Harvest’s sold volume and the duration of the contracts have typically been three to twelve months. To a limited extent such contracts have been entered into with duration of more than twelve months. Furthermore Marine Harvest is reducing the exposure to spot price movements through the value added processing activities and tailoring of products for its customers. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues, and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

Marine Harvest’s aim is to maintain a balance between long-term financing and flexibility by using credit facilities, new borrowings and bonds.

MATURITY PROFILE OF THE FINANCIAL LIABILITIES AND DERIVATIVES BASED ON CONTRACTUAL UNDISCOUNTED PAYMENTS, INCLUDING INTEREST

(NOK MILLION)	Carrying amount	Contractual cash flows	Within 1 year	1 -2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities
Syndicated loan	-3,756.9	-4,070.5	-56.1	-56.1	-3,958.3	—
Convertible bond	-5,670.4	-6,899.0	-104.1	-104.1	-6,690.8	—
Unsecured bond	-1,245.2	-1,460.3	-63.6	-63.6	-1,333.1	—
Leasing debt	-16.9	-17.0	-5.7	-4.1	-7.2	—
Trade payables and other liabilities	-2,042.7	-2,042.7	-2,040.2	-0.6	-1.9	—
Derivative financial liabilities
Conversion liability component	-2,218.6	—	—	—	—	—
Interest swaps	-664.5	-939.2	-51.6	-59.5	-552.2	-275.9
Cash flow hedges	-105.4	-89.7	-89.6	-0.1	—	—
Transaction hedges	-40.1	-41.0	-39.7	-1.3	—	—
Total financial liabilities	-15,760.7	-15,559.4	-2,450.6	-289.4	-12,543.5	-275.9

NOTE 14—REMUNERATION

SALARY AND PERSONNEL EXPENSES

(NOK MILLION)	2014	2013	2012
Salaries	-2,367.7	-1,766.1	-1,635.6
Cash bonuses	-141.1	-131.0	-112.6
Social security taxes	-347.7	-316.6	-256.5
Pension expenses	-76.3	-65.5	-78.7
Share price based bonus	-12.6	-65.1	-37.3
Temporary labor	-271.3	-238.8	-232.0
Other benefits	-104.1	-91.1	-66.0
Total salary and personnel expenses	-3,320.9	-2,674.3	-2,418.7
Average number of employees	11,195	8,533	6,357

At year-end 2014 there were 11,715 full time employees in the Group.

REMUNERATION TO KEY MANAGEMENT PERSONNEL

(NOK MILLION)	2014	2013	2012
Salaries and other short-term employee benefits	28.7	18.9	19.9
Termination benefits	—	—	3.5
Post-employment benefits	2.8	2.6	2.2
Shared based payments	7.4	12.5	1.3
Total remuneration to key management	38.9	34.0	26.9

SHARE PRICE BASED BONUS SCHEME AND SHARE OPTION SCHEME FOR SENIOR EXECUTIVES

Marine Harvest Group has a share price based bonus scheme for key employees.

OUTSTANDING UNITS / OPTIONS PER ALLOTMENT	2014-allotment of Call Options	2013-allotment of Call Options	2012-allotment of Call Options	2011-allotment of Call Units
Distributed units / options	1,500,000	1,520,000	1,550,000	3,025,000
Forfeited units / options	-100,000	-160,000	-200,000	-400,000
Dividend adjustment	134,167	210,717	209,168	513,237
Execution	—	—	—	-3,138,237
Total options outstanding at year end	1,534,167	1,570,717	1,559,168	—
Strike price 31.12.14	74.5753	48.4834	30.2180
Number of employees in the scheme at year end	16	18	15

SHARE PRICE BASED BONUS SCHEME—SENIOR EXECUTIVES
Up until 2011, the Marine Harvest Group (“Group”) has had a share price based bonus scheme. The scheme was reserved for the senior executives of the Group. The main characteristics of the scheme were as follows:

•
The individual entitled to bonus was allotted a number of calculatory units (where each unit corresponds to one share in Marine Harvest) (“Units”) and an appurtenant value (which corresponds to the market price of Marine Harvest’s share + 7.5%) on allotment (the “Base Value”).

•
Three years after allotment, the individual entitled to bonus would be paid a cash bonus corresponding to the positive difference between the Marine Harvest share’s market value at such time and the Base Value, multiplied with the number of Units.

•
The individual entitled to bonus was obligated to invest the bonus amount after income tax had been deducted in Marine Harvest shares at market price. These shares were subscribed/purchased from Marine Harvest, or purchased in the market. Marine Harvest covered the individual’s expenses for purchasing the shares.

•	The individual entitled to bonus was obligated to own the purchased shares for a 12 month period following their acquisition.

The payment of bonus was conditional upon the individual entitled to bonus being employed in the Group during the whole vesting period. The bonus amount was, for each individual, limited to two years’ salary.

Full adjustment for dividend payments from Marine Harvest ASA, from the date of allotment to the date of maturity, was made when calculating the bonus for each participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1)b)).

Payment of bonus related to the 2011 allotments was made to 46 senior executives on April 1, 2014 (the “Participants”). The Participants were being paid a cash bonus corresponding to the positive difference between the base value of the units allotted in 2011 and the closing price of the Marine Harvest shares on March 28, 2014, being NOK 69 (the “Closing Price”) multiplied with the number of units (the “Bonus”). Full adjustment for dividend payments from Marine Harvest, from the date of allotment to the date of maturity, was taken into account when calculating the bonus for each Participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1)b)). Furthermore, the bonus was limited to two year’s salary.

The Participants were required to use the bonus after deduction for income tax, to acquire shares in Marine Harvest at a price per share corresponding to the Closing Price. To effect such settlement Marine Harvest acquired 186,207 own shares in the market at an average price of NOK 69.1687 per share and resold them to the Participants on April 1, 2014 at a price corresponding to the Closing Price.

SHARE OPTION SCHEME—SENIOR EXECUTIVES
The Share Price Based Bonus Scheme was terminated at the end of 2011 and replaced by a share option scheme for senior executives, pursuant to which allocations were made in 2013 (with effect for 2012 and 2013) and in 2014.

The scheme is based on annual allocations by the Board of directors of a number of European call options with a strike price of 107.5% of the share price of Marine Harvest’s shares at the date of the annual general meeting authorizing allocations under the scheme. The options have a term of four years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company.

If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option. The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Group at the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange Derivative Rules (A.2.2.8(1)b). Total profit through the exercise of the option in a year is capped at two years’ salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly. Following the 2014 annual general meeting (the “AGM”), the Board of directors allocated 1.5 million options with a strike price corresponding to 107.5% of the volume weighted average share price on OSE the day of the AGM, being NOK 81,722 to a total of 18 individuals.

SHARE PURCHASE PROGRAM
All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have in the years 2009 through 2014 had the opportunity to acquire shares in the Company within the scope of the Norwegian Tax Act Section 5-14. These provisions provide this group of employees with the opportunity to receive a tax free benefit of NOK 1,500 in connection with their participation in such a scheme. Most employees are given the opportunity to get the purchase financed through a loan from Marine Harvest ASA, which will be deducted in salary over maximum 10 months. Senior Executives are not allowed to finance their share purchases through a loan from Marine Harvest. In 2014 employees in Scotland were included in this program.

No other loans or guaranties have been granted to key management personnel.

PENSION PLANS
Pension plans in Marine Harvest Group are mainly defined contribution plans. There are a few defined benefits plans, which are considered to be immaterial for the Groups financial statements.

(NOK MILLION)	Pension cost	Pension net liability (fund) 31.12
MH Norway	32.4	1.5
MH Scotland	13.5	-57.3
MH Canada	10.9	—
MH VAP Europe	3.3	29.2
Corporate	5.9	52.2
Other entities	10.5	0.3
Total 2014	76.4	25.8
Total 2013	65.5	68.1
Total 2012	78.7	56.5

NOTE 15—TAXES

INCOME TAXES FOR THE YEAR IN THE STATEMENT OF COMPREHENSIVE INCOME

(NOK MILLION)	2014	2013	2012
Norway	-345.9	-123.0	13.8
Foreign units	-279.9	-153.1	-51.9
Tax on profits (current tax)	-625.7	-276.1	-38.0
Norway	-242.2	-508.7	-316.6
Foreign units	116.0	-242.0	-34.3
Change in deferred tax	-126.2	-750.7	-350.9
Total income taxes related to profit for the year	-752.0	-1,026.8	-388.9

RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE

(NOK MILLION)	2014	2013	2012
Profit before tax	1,486.7	3,457.4	830.3
Nominal tax rate	27%	28%	28%
Tax calculated with nominal tax rate	-401.4	-968.1	-232.5
Non taxable income/loss on sale of shares	0.3	35.8	38.6
Change in value of conversion liability component	-316.2	-144.5	-85.5
Non taxable income/loss on receivables	—	-60.6	—
Non taxable income/loss from associated company	40.4	61.8	21.6
Non taxable income/loss on change in market value on financial instruments	-5.1	-1.8	0.6
Non taxable income/loss on change in market value on other shares	9.1	17.0	-1.1
Effect of changed tax rate on deferred tax positions	18.2	87.4	-24.7
Effect of adjustment of income from previous years	82.0	-0.8	-4.2
Effect of recognition of previously non recognized tax asset	8.4	1.8	-72.7
Effect of non recognition of losses and tax assets	-126.2	-98.9	-1.0
Withholding tax	-28.4	—	—
Other permanent difference reported by the entities	-62.8	-15.7	-4.9
Effect of different tax rate compared to nominal rate	29.7	59.7	-23.1
Total income taxes	-752.0	-1,026.8	-388.9

TAX FOR THE YEAR RECOGNIZED IN OTHER COMPREHENSIVE INCOME

(NOK MILLION)	2014	2013	2012
Deferred tax related to income/cost recognized as other comprehensive income	12.1	13.7	31.1
Deferred tax related to actuarial gains/losses in other comprehensive income	-5.6	5.1	—
Total tax for the year recognized in other comprehensive income	6.5	18.8	31.1

TAX PREPAID/RECEIVABLE IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2014	2013	2012
Tax prepaid/receivable in Norway	—	—	11.5
Tax prepaid/receivable in foreign units	63.7	137.0	55.5
Total tax prepaid/receivable in the statement of financial position	63.7	137.0	67.0

TAX PAYABLE IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2014	2013	2012
Tax payable in Norway	362.0	122.9	—
Tax payable in foreign units	163.2	129.7	26.2
Total tax payable in the statement of financial position	525.2	252.6	26.2

SPECIFICATION OF DEFERRED TAX AND BASIS FOR DEFERRED TAX/TAX ASSETS
TAX INCREASING/(REDUCING) TEMPORARY DIFFERENCES

(NOK MILLION)	2014	2013	2012
Non-current assets	6,721.3	5,823.7	3,887.3
Current assets	7,165.6	7,422.3	4,797.0
Debt	-289.1	-277.3	334.2
Pension obligation	-6.5	-71.2	-50.2
Tax losses carried forward	-366.4	-447.7	-677.5
Other differences	-54.3	-665.7	-24.1
Total temporary differences	13,170.6	11,784.2	8,266.7
Tax losses carried forward in Norway	—	—	-404.0
Other temporary differences in Norway	9,656.0	8,422.8	6,975.6
Tax losses carried forward abroad	-366.4	-447.7	-273.5
Other temporary differences abroad	3,881.0	3,809.0	1,968.6
Total temporary differences	13,170.6	11,784.2	8,266.7

TOTAL DEFERRED TAX ASSET/LIABILITIES IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2014	2013	2012
Deferred tax assets	147.3	178.8	73.9
Deferred tax liabilities	-3,568.9	-3,365.0	-2,543.7
Net deferred tax in the statement of financial position	-3,421.6	-3,186.2	-2,469.8

The Group has capitalized deferred tax assets related to tax losses carried forward. This is based on the expectation of probable sufficient earnings in the future, mainly in Poland and in the USA where the majority of tax losses carried forward are located. The expectations are based on current earnings and approved budgets. In addition substantial deferred tax liabilities linked to non-current assets and current assets are recorded. Deferred tax assets related to tax loss carried forward at a total of NOK 641.1 million is not recognized due to uncertain utilization.

Deferred tax assets linked to tax losses are offset against deferred tax liabilities in the tax jurisdictions where acceptable.

MATURITY OF TAX LOSSES WHERE DEFERRED TAX LOSS IS RECOGNIZED

TO YEAR (NOK MILLON)	Norway	Abroad	Total
2015	—	1.9	1.9
2016	—	10.3	10.3
2017	—	18.8	18.8
2018	—	6.7	6.7
2019	—	240.1	240.1
2020	—	6.4	6.4
2021	—	6.4	6.4
2022	—	6.4	6.4
2023	—	6.4	6.4
2024+	—	10.9	10.9
Unlimited	—	52.1	52.1
Total 2014	—	366.4	366.4
Total 2013	—	447.7	447.7
Total 2012	404.0	273.5	677.5

MATURITY OF TAX LOSSES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNIZED

(NOK

TO YEAR (NOK MILLION)	Norway	Abroad
2015	—	18.5
2016	—	4.4
2017	—	8.6
2018	—	30.7
2019	—	9.5
2020	—	—
2021	—	—
2022	—	—
2023	—	—
2024++	—	—
Unlimited	—	569.4
Total 2014	—	641.1
Total 2013	—	291.9
Total 2012	—	379.7

TAX RATES APPLIED (SELECTED COUNTRIES)

COUNTRY	2014	2013	2012
Japan	40.0%	40.0%	40.0%
USA	35.0%	39.6%	35.0%
Belgium	34.0%	34.0%	34.0%
Germany	30.1%	33.7%	N/A
France	33.3%	33.3%	33.3%
Norway	27.0%	28.0%	28.0%
China	25.0%	25.0%	25.0%
The Netherlands	25.0%	25.0%	25.0%
Scotland	21.5%	23.3%	24.5%
Canada	26.0%	25.8%	25.0%
Faroe Islands	22.5%	20.5%	20.0%
Chile	21.0%	20.0%	20.0%
Poland	19.0%	19.0%	19.0%
Ireland	12.5%	12.5%	12.5%

NOTE 16—CASH

(NOK MILLION)	2014	2013	2012
Cash in bank	1,195.2	439.1	246.0
Restricted cash / withheld taxes	43.1	40.3	35.9
Other restricted cash	170.0	126.8	53.4
Total cash	1,408.2	606.2	335.3

Other restricted cash mainly represents deposits to fulfill collateral requirements for financial instruments.

NOTE 17—TRADE RECEIVABLES AND OTHER RECEIVABLES

SPECIFICATION OF RECEIVABLES

(NOK MILLION)	2014	2013	2012
Trade receivables	3,390.3	3,227.9	1,799.4
Provisions for bad debts	-30.1	-36.6	-17.5
Net trade receivables	3,360.2	3,191.4	1,782.0
Prepayments	133.0	115.2	95.4
Cash flow hedges	39.7	29.6	135.1
Other Financial instruments	187.4	100.5	32.8
Pension fund	57.8	11.9	22.3
Tax prepaid/receivable	63.7	137.0	67.0
Other	628.9	692.4	240.1
Other receivables	1,110.5	1,086.5	592.7
Total trade receivables and other receivables	4,470.7	4,277.8	2,374.7

AGE DISTRIBUTION OF TRADE RECEIVABLES

(NOK MILLION)	2014	2013	2012
Receivables not overdue	2,781.0	2,524.5	1,426.3
Overdue 0-6 months	567.0	658.4	360.3
Overdue more than 6 months	42.3	45.0	12.8
Total trade receivables	3,390.3	3,227.9	1,799.4

MOVEMENT IN PROVISIONS FOR BAD DEBT (TRADE RECEIVABLES)

At the beginning of 2014, provisions for bad debt amounted to NOK 36.6 million. During 2014, provisions amounting to NOK -11.8 million were considered lost. Adjusted for additional provisions for losses of NOK 3.1 million, as well as NOK 2.2 million in currency effects, the provision for bad debt amounted to NOK 30.1 million at year-end 2014.

CURRENCY EXPOSURE TO TRADE RECEIVABLES

The Business Units generally complete their sales in the main trading currency in the country of destination. Below the carrying amount of trade receivables per Business Unit is presented, and an indication of currency is given by reference to the markets where sales from the unit generally are made.

BUSINESS UNIT (NOK MILLION)	MAIN MARKETS AND CURRENCY	2014	2013	2012
Marine Harvest Norway	European market (EUR), US market (USD), Russia (USD) and Asia (JPY and USD)	733.7	759.5	619.3
Marine Harvest Chile	US market (USD), Brazil and Argentina (USD) and Asia (JPY)	392.1	269.2	242.6
Marine Harvest Canada	US market (USD)	19.1	24.2	16.6
Marine Harvest Scotland	Domestic market (GBP) and European market (EUR)	109.6	179.4	97.4
Marine Harvest VAP Europe	Belgium, France and Holland (EUR)	715.1	737.8	642.0
Morpol	European market (EUR), US market (USD), Great Britain (GBP) and Asia (JPY and USD)	1,071.9	979.8	—
Marine Harvest Other Businesses and eliminations		318.5	241.4	164.1
Net trade receivables		3,360.2	3,191.4	1,782.0

NOTE 18—TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(NOK MILLION)	2014	2013	2012
Trade payables	2,039.2	2,232.6	1,452.5
Other current liabilities
Salaries and vacation pay due	259.7	222.1	168.1
Social security and other taxes	200.2	124.4	121.8
Accrued expenses	963.9	672.2	385.9
Accrued non-operating expenses	168.2	74.8	—
Cash flow hedges	810.4	82.2	450.4
Restructuring	208.2	263.9	10.6
Other liabilities	501.7	528.1	338.6
Total other current liabilities	3,112.3	1,967.7	1,475.4

CURRENT INTEREST-BEARING DEBT TO FINANCIAL INSTITUTIONS

(NOK MILLION)	2014	2013	2012
First years instalment on debt	5.6	524.3	235.3
Bank overdrafts	—	85.8	45.0
Other current interest-bearing debt	0.6	74.0	97.5
Current part (1st year) financial leases	0.8	2.5
Total current interest-bearing debt	7.0	686.7	377.8

UNUSED DRAWING RIGHTS

(NOK MILLION)	2014	2013	2012
Unused part of bank overdraft facility (to be renewed within one year)	62.8	124.8	73.9
Unused part of bank overdraft facility (to be renewed in more than one year)	368.0	334.4	345.6
Unused part of other drawing rights (to be renewed in more than one year)	541.4	1,313.6	1,038.9
Total unused drawing rights	972.2	1,772.9	1,458.4

NOTE 19—SECURED LIABILITIES AND GUARANTEES

DEBT SECURED BY MORTGAGES AND PLEDGES

(NOK MILLION)	2014	2013	2012
Debt to financial institutions	3,759.6	4,244.2	4,036.1
Leasing debt	16.9	15.8	5.7
Total debt secured by mortgages and pledges	3,776.6	4,260.0	4,041.8
Guarantee liabilities	163.2	257.2	88.7

The Group syndicated loan facility has been established with security in current assets, licenses (where applicable), fixed assets and guarantees from some of the entities in the Group. In addition the shares in larger subsidiaries have been pledged in favor of the bank syndicate.

ASSETS PLEDGED AS SECURITY FOR DEBT

(NOK MILLION)	2014	2013	2012
Tangible fixed assets and licenses	8,998.9	6,644.7	6,382.5
Inventory and biological assets	10,671.5	9,114.5	6 207.3
Trade receivables	2,054.3	1,294.5	985.0
Other assets	458.6	5.3	7.6
Total assets pledged as security	22,183.3	17,059.0	13,582.4

NOTE 20—OTHER NON-CURRENT LIABILITIES

(NOK MILLION)	Note	2014	2013	2012
Net pension obligations		83.6	80.0	78.8
Conversion liability components	11	2,218.6	560.9	329.5
Other non-current liabilities		32.3	335.3	6.4
Total other non-current liabilities		2,334.4	976.2	414.7

NOTE 21—INVESTEMENTS IN ASSOCIATED COMPANIES

Associated companies are companies where the Group has a significant ownership interest, ranging from 20-50%, and where the Group is able to exercise significant influence. Associated companies are recorded in the Group statements in accordance with the equity method. None of the companies’ recognized as associated companies are listed companies.

ASSOCIATED COMPANIES

(NOK MILLION)	HEAD OFFICE	OWNER SHIP	OWNED BY	ACQUISITION COST	CARRYING AMOUNT	SHARE OF PROFIT	DIVIDENDS RECEIVED	OTHER CHANGES	CARRYING AMOUNT
					January 1, 2014	2014	2014	2014	December 31, 2014
Nova Sea AS	Lovund	48%	Marine Harvest Holding AS	269.2	786.3	137.1	-68.2	—	855.2
Finnøy Fisk AS	Finnøy	45%	Marine Harvest Norway AS	22.7	59.7	12.3	-6.1	26.1	91.9
Vågafossen Settefisk AS	Vikedal	48%	Marine Harvest Norway AS	1.3	7.9	—	—	—	7.9
Center for Aquaculture Competence AS	Hjelmeland	33%	Marine Harvest Norway AS	0.2	46.3	-0.4	—	-35.9	10.0
Migdale Transport	Inverness, Scotland	35%	Lakeland Smolt Ltd	9.5	—	0.5	—	9.5	10.0
Others				0.1	0.2	—	—	3.0	3.2
Total				303.0	900.4	149.5	-74.3	2.7	978.2

(NOK MILLION)	DIVIDEND RECEIVED	TOTAL REVENUE	TOTAL FAIR VALUE AJUSTMENT BIOMASS	TOTAL PROFIT AND LOSS	TOTAL BIOLOGICAL ASSETS	TOTAL OTHER CURRENT ASSETS	TOTAL CURRENT LIABILITIES
2014
Nova Sea AS	68.2	1,670.1	79.1	337.2	434.2	1,755.0	1,138.1
Finnøy Fisk AS	6.1	44.6	1.7	22.3	12.0	86.2	40.6
Center for Aquaculture Competence AS	—	48.7	—	-0.7	16.3	10.6	23.4
Vågafossen Settefisk AS	—	13.6	—	—	5.7	42.3	26.5
Migdale Transport	—	46.5	—	3.7	—	32.7	6.8

2013
Nova Sea AS	19.2	1,456.5	98.1	382.2	419.6	1,497.0	1,063.6
Finnøy Fisk AS	0.6	37.6	4.8	19.8	8.8	76.0	43.4
Center for Aquaculture Competence AS	—	10.1	—	-0.5	39.7	18.1	54.5
Vågafossen Settefisk AS	0.5	25.5	—	0.7	1.0	28.5	12.8

2012
Nova Sea AS	23.5	1,313.2	40.4	98.8	394.2	948.8	725.5
Finnøy Fisk AS	8.3	13.0	—	1.3	9.6	51.2	31.8
Center for Aquaculture Competence AS	—	67.2	—	2.7	14.9	4.3	15.4
Vågafossen Settefisk AS	—	17.6	—	2.2	5.3	13.9	3.1
Total non-current assets in Nova Sea AS as of December 31, 2014, were NOK 1,287.4 million

NOTE 22—INVESTMENTS IN OTHER SHARES

Shares and holdings where the Group does not have significant influence.

SHAREHOLDINGS

COMPANY (NOK MILION)	NUMBER OF SHARES	OWNER- SHIP %	ACQUISITION COST	CHANGES IN MARKET VALUE 2014	CARRYING AMOUNT 31.12.14	CARRYING AMOUNT 31.12.13	CARRYING AMOUNT 31.12.12
Havfisk ASA (1)	10,092,923	11.9%	251.0	34.3	153.4	119.1	59.3
Norway Seafoods AS (1)	10,092,923	11.9%	34.1	-0.5	5.6	6.1	5.0
Other shares	—	0	1.4	—	7.1	6.9	944.3
Total other shares			286.4	33.8	166.1	132.1	1,008.6

(1)
The shares in Havfisk ASA are carried at fair value based on the market price for the shares at the Oslo Stock Exchange at year-end 2014. The shares in Norway Seafoods AS are carried at fair value (OTC list).

NOTE 23—CONSOLIDATED ENTITIES

The consolidated financial statements include the following companies:

PARENT COMPANY	COUNTRY
Marine Harvest ASA	Norway

SUBSIDIARIES—NORWAY	COUNTRY	OWNERSHIP %
Marine Harvest Fish Feed AS	Norway	100.00%
Marine Harvest Holding AS	Norway	100.00%
Marine Harvest Minority Holding AS	Norway	100.00%
Marine Harvest Norway AS	Norway	100.00%
Sterling White Halibut AS	Norway	100.00%
Morpol ASA	Norway	100.00%
Waynor Trading AS	Norway	100.00%

SUBSIDIARIES—AMERICAS	COUNTRY	OWNERSHIP %
Marine Harvest North America Inc.	Canada	100.00%
Marine Harvest Canada Inc.	Canada	100.00%
Englewood Packing Company Ltd.	Canada	100.00%
Marine Harvest Chile S.A	Chile	100.00%
Ocean Horizons S.A	Chile	100.00%
Salmones Tecmar S.A	Chile	100.00%
Processadora De Productos Marinos Delifish S.A	Chile	100.00%
Aquamerica International Holdings S.A	Panama	100.00%
Panamerica International Holdings S.A	Panama	100.00%
Salmoamerica Corp.	Panama	100.00%
Ducktrap River of Maine LLC	USA	100.00%
Marine Harvest USA Holding LLC	USA	100.00%
Marine Harvest USA LLC	USA	100.00%
Morpol America Inc	USA	100.00%

SUBSIDIARIES—ASIA	COUNTRY	OWNERSHIP %
Marine Harvest China Co. Ltd.	China	100.00%
Marine Harvest Hong Kong Cy Ltd	Hong Kong	100.00%
Marine Harvest Japan Inc	Japan	100.00%
Marine Harvest Food Service Inc	Japan	100.00%
Morpol Japan Co Ltd	Japan	100.00%
Marine Harvest Korea Co. Ltd	South Korea	100.00%
Marine Harvest Singapore Pte Ltd	Singapore	100.00%
Morpol Holdings Singapore Pte Ltd	Singapore	100.00%
Marine Harvest Taiwan Co. Ltd	Taiwan	100.00%
Amanda Foods Vietnam Ltd	Vietnam	100.00%

SUBSIDIARIES—EUROPE	COUNTRY	OWNERSHIP %
Marine Harvest Pieters NV	Belgium	100.00%
Marine Harvest Central and Eastern Europe s.r.o.	Czech Republic	100.00%
Marine Harvest Faroes P/F	Faroes	100.00%
Marine Harvest VAP France SAS	France	100.00%
Marine Harvest Appéti' Marine SAS	France	100.00%
Marine Harvest Boulogne SAS	France	100.00%
Marine Harvest Lorient SAS	France	100.00%
Marine Harvest Kritsen SAS	France	100.00%
Marine Harvest Rennes SAS	France	100.00%
Morpol France SAS	France	100.00%
Morpol France Production SAS	France	100.00%
Laschinger Seafood GmbH	Germany	100.00%
Laschinger Produktions GmbH	Germany	100.00%
Belisco Ehf	Iceland	100.00%
Comhlucht Iascaireachta Fanad Teoranta	Ireland	100.00%
Bradan (Maoil Rua) Teoranta	Ireland	100.00%
Bradan Fanad Teoranta	Ireland	100.00%
Fanad Pettigo Teoranta	Ireland	100.00%
Feirm Farraige Oilean Chliara Teoranta	Ireland	92.03%
Silverking Seafoods Ltd	Ireland	100.00%
Marine Harvest Italia S.R.L.	Italy	100.00%
Morpol Italia S.R.L	Italy	100.00%
Marine Harvest NV	Netherlands	100.00%
Marine Harvest International BV	Netherlands	100.00%
Marine Harvest Holland BV	Netherlands	100.00%
Marine Harvest Sterk Holding BV	Netherlands	100.00%
Marine Harvest Sterk BV	Netherlands	100.00%
Marine Harvest Poland Sp. z.o.o	Poland	100.00%
Morpol S.A.	Poland	100.00%
Laurin Seafood Sp. z.o.o.	Poland	100.00%
Morpol VAP Sp z.o.o.	Poland	100.00%
Morpol Technology Sp. z.o.o.	Poland	100.00%
Morpol Transport Sp. z.o.o.	Poland	100.00%
Morpol Specialities Sp. Z.o.o.	Poland	100.00%
Epigon S.A	Poland	78.00%
MK Sp. z o.o.	Poland	100.00%

Marine Harvest Turkiye su Ürünleri Ticaret A.Ş.	Turkey	100.00%
Marine Harvest (Scotland) Ltd	UK	100.00%
Marine Harvest Loch Ness Ltd	UK	100.00%
Meridian Salmon Group Ltd	UK	100.00%
Meridian Salmon Processing Ltd	UK	100.00%
Meridian Salmon Ltd	UK	100.00%
Marine Products (Scotland) Ltd	UK	80.00%
Heogland Salmon Company Ltd	UK	96,8%
Meridian Salmon Farms (Argyll) Ltd	UK	100.00%
Ocean Shells Ltd	UK	100.00%
Seagro Ltd	UK	100.00%
Marine Farms Ltd	UK	100.00%
Cod And Shellfish (Scotland) Ltd	UK	100.00%
Mainland Salmon Ltd	UK	100.00%
Northern Isles Salmon Ltd	UK	99.99%
Lakeland Smolt Ltd	UK	100.00%
Marine Harvest VAP UK Ltd	UK	100.00%
Brookside Products Ltd	UK	100.00%
Sea Products of Scotland Ltd	UK	100.00%
Lakeland Unst Ltd	UK	100.00%
Hoganess Salmon Ltd	UK	100.00%
Lakeland Cairndow Ltd	UK	100.00%
Sound of Jura Salmon Ltd	UK	100.00%
Bridge of Faillie Smolts Ltd	UK	100.00%
Marine Harvest Spain, S.L.	Spain	100.00%

The Group has no material partly-owned subsidiaries, and the non-controlling interests are immaterial. Additional financial information is hence, not disclosed.

NOTE 24—SHARE CAPITAL

SHARE CAPITAL

	2014	2013	2012
Total number of shares as of 01.01 1)	410,377,759	3,748,341,597	3,581,140,543
Shares issued during the year	—	355,435,984	167,201,054
Total number of shares as of 31.12	410,377,759	4,103,777,581	3,748,341,597
Treasury shares as of 1.1 1) and 31.12	40,970	409,698	409,698
Nominal value as of 31.12 (NOK)	7.50	0.75	0.75

Share capital (total number of shares at nominal value) (NOK million)	3,077.9	3,077.9	2,811.3
Other paid in capital (NOK million)	9,267.9	9,719.3	7,543.7
1) A reverse split of the shares in Marine Harvest ASA in the proportion 10:1 was implemented January 23, 2014.

OVERVIEW OF THE LARGEST SHAREHOLDERS 31.12.2014:

	NUMBER OF SHARES	OWNER’S SHARE %
Geveran Trading CO LTD	105,267,531	25.65%
Folketrygdfondet	38,276,283	9.33%
Clearstream Banking S.A.	15,620,464	3.81%
Citibank, N.A	13,769,783	3.36%
State Street Bank and Trust CO.	10,698,920	2.61%
DNB NOR Bank ASA	5,981,788	1.46%
Geveran Trading CO LTD	5,444,072	1.33%
State Street Bank and Trust CO .	5,179,503	1.26%
Euroclear Bank S.A./N.V. (‘BA’)	3,995,708	0.97%
The Northern Trust Co.	3,736,766	0.91%
Statoil Pensjon	3,648,531	0.89%
JP Morgan Chase Bank, NA	3,390,168	0.83%
Verdipapirfondet DNB Norge (IV)	3,093,968	0.75%
Ferd AS	3,000,000	0.73%
Verdipapirfondet DNB Norge Selektiv	2,863,490	0.70%
KLP Aksje Norge Indeks VPF	2,815,861	0.69%
JP Morgan Chase Bank, N.A.	2,658,820	0.65%
Framar AS	2,600,000	0.63%
State Street Bank & Trust CO.	2,504,974	0.61%
Danske Invest Norske Instit.II.	2,493,379	0.61%
Total 20 largest shareholders	237,040,009	57.76%
Total other shareholders	173,337,750	42.24%
Total number of shares 31.12.14	410,377,759	100.00%

SHAREHOLDERS PER COUNTRY	NUMBER OF SHARES	SHARE %
Norway	133,400,714	32.51%
Cyprus	112,316,283	27.37%
USA	56,073,812	13.66%
Great Britain	44,366,428	10.81%
Other countries	64,220,522	15.65%
Total number of shares 31.12.14	410,377,759	100.00%

SHARES OWNED BY BOARD MEMBERS, GROUP MANAGEMENT AND THEIR RELATED PARTIES AS OF December 31, 2014

		NUMBER OF SHARES
Board of Directors
Ole-Eirik Lerøy (Chairman of the Board)		2,722,000
Leif Frode Onarheim		32,500
Solveig Strand		2,000
Helène Vibbleus		—
Cecilie Fredriksen 1)		—
Michael Parker		—
Ørjan Svanevik		—
Stein Mathiesen		—
Lars Eirik Hestnes		—
Kjellaug Hoås Samland		585
Total number of shares held by Board members		2,757,085
Group Management
Alf-Helge Aarskog	CEO	138,434
Ivan Vindheim	CFO	524
Marit Solberg	COO Farming	47,677
Ola Brattvoll	COO Sales and Marketing	9,095
Ben Hadfield	COO Fish Feed	6,734
Øyvind Oaland	R&D Global Director	19,252
Anne Lorgen Riise	HR Global Director	222
Kristine Gramstad	Communications Director	—
Total number of shares held by Group management		221,938
Total number of shares held by Board members and Group management		2,979,023
Total number of shares held by Board members and Group management in % of total outstanding shares		0.73%

(1)	Cecilie Fredriksen is a member of the class of Beneficiaries of the Trusts which indirectly control Geveran Trading Co Limited

TOTAL RETURN SWAP (TRS) AGREEMENTS AND FORWARD CONTRACTS

Geveran Trading Co Ltd (Geveran), which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended TRS agreements related to seven million shares in Marine Harvest ASA. The new expiration of the TRS agreement is May 5, 2015. The exercise price on the agreement is NOK 97.0728 per share.

Ole-Eirik Lerøy and his affiliate own 5,722,000 shares in Marine Harvest ASA, of which 3,000,000 shares are covered by a forward agreement. This represents a total ownership of 1.39% of the issued share capital. The settlement date of the forward agreement is January 6, 2016 and the purchase price is NOK 77.164 per share.

SHAREHOLDERS RIGHTS

There are no current limitations in voting rights or trade limitations related to the Marine Harvest share.

AUTHORIZATION TO INCREASE THE SHARE CAPITAL

The Board of Directors is granted an authorization to increase the Company’s share capital by up to 41,038,041 shares (representing 10% of shares in issue at the time). The authority does not define the purpose(s) of such capital increase. The authority expires at the AGM in 2015.

POWER OF ATTORNEY TO REPURCHASE OWN SHARES

The Board is granted a power of attorney to purchase shares in the Company up to 41,038,041 shares (representing 10% of shares in issue at the time) during the period up until the AGM in 2015.

NOTE 25—EARNINGS PER SHARE

EARNINGS PER SHARE/DILUTED EARNINGS PER SHARE

(NOK MILLION)	2014	2013	2012
Profit from continuing operations attributable to the owners of the parent (NOK million)	730.8	2,423.2	437.3
Profit from discontinued operations attributable to the owners of the parent (NOK million)	204.8	91.9
Profit for the year attributable to owners of Marine Harvest ASA (NOK million)	935.6	2,515.1	437.3
Number of shares as of 31.12 (million)	410.4	410.4	374.8
Time-weighted average of shares issued and outstanding (million)	410.4	377.5	358.6
Average diluted number of shares (million)	486.5	377.9	393.0
Basic and diluted earnings per share attributable to the owners of Marine Harvest ASA
Earnings per share from continuing operations (NOK)	1.78	6.42	1.22
Earnings per share from discontinued operations (NOK)	0.50	0.24	—
Earnings per share (NOK)	2.28	6.66	1.22

All figures are presented after the effect of reversed split of shares (10:1) in January 2014.

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

The conversion liability components on the 2013 and 2014 convertible bonds were “in the money” at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bonds are therefore not included in diluted EPS.

Average diluted number of shares is also affected by the share price based bonus call options.

NOTE 26—RELATED PARTY TRANSACTIONS

SHAREHOLDERS

Geveran Trading Co Ltd is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family.

At year-end 2014 Geveran Trading’s affiliated ownership in Marine Harvest was 112,081,603 shares, constituting 27.31% of the total share capital and TRS agreements with an underlying net exposure to seven million shares.

TRANSACTIONS WITH ASSOCIATED COMPANIES

The figures presented below are with associated companies, mainly Nova Sea AS, Finnøy Fisk AS, Vågafossen Settefisk AS and Center for Aquaculture Competence AS.

RELATED PARTY TRADE TRANSACTIONS

(NOK MILLION)	2014	2013	2012
Revenue	38.4	5.6	18.9
Purchase	-107.4	-118.3	-140.2
Trade receivables	16.9	14.9	-0.3
Trade payables	45.4	21.5	22.6

All significant transactions are mainly related to sale or purchase of fish or smolt and related services

NOTE 27—CONTINGENT LIABILITIES AND PROVISIONS

NOTICE FROM EU COMMISSION—ALLEGED BREACH OF THE PROVISIONS OF THE EUROPEAN MERGER CONTROL RULES

After having approved the takeover of Morpol ASA by Marine Harvest ASA on September 30, 2013, the European Commission informed Marine Harvest ASA that it was investigating whether Marine Harvest ASA has committed an infringement of the suspension obligation and of the notification requirement under the European Merger Regulation by acquiring an initial shareholding in Morpol ASA, before the related acquisition was notified to and approved by the European Commission.

On March 31, 2014 the European Commission issued a statement of objections, informing Marine Harvest ASA of the objections that have been raised.

On July 23, Marine Harvest ASA was advised that the Commission had decided to impose a fine on it in the amount of EUR 20 million as a consequence of an alleged breach of the provisions of the European Merger Control Rules.

Marine Harvest ASA has decided to appeal the European Commission’s decision to fine the company. The appeal has been filed with the EU General Court. It is currently uncertain when Marine Harvest ASA can expect to receive the General Court’s judgment.

The judgment of the General Court can be appealed to the EU Court of Justice, which issues a final non-appealable judgment/decision. A final judgment from the EU Court of Justice could be received at the end of 2018. It could thus take approximately four years before this matter is finalized.

Marine Harvest ASA believes that the company has a reasonable chance to obtain a significant reduction in the EUR 20 million fine.

Marine Harvest ASA has made a provision in the amount of EUR 20 million (NOK 168 million).

DISPUTE IN CHILE CONCERNING TERMINATION OF A REARING CONTRACT

An arbitration award has been issued in favor of Salmones Sur Austral S.A., ordering Marine Harvest Chile S.A. to pay an indemnification of USD 12.3 million (NOK 74 million) plus interest and litigation expenses. A provision of USD 12.3 million was made in 2013. The sentence has been appealed but was upheld by the Supreme Court. Thus, the sentence is final.

Marine Harvest Chile S.A. has received a ruling from the Puerto Montt Court of Appeals, that Salmones Sur Austral S.A. cannot collect the USD 12.3 million until the motion of Marine Harvest Chile S.A. is finally resolved.

Marine Harvest Chile S.A. has deposited USD 12.3 million in the court’s bank account but obtained the seizure of almost 80% of the same funds in a related case against its former managing director.

Therefore, 80% of the amount deposited cannot be paid to the shareholders of Salmones Sur Austral S.A. until the case against the former managing director of Marine Harvest Chile S.A. is finally resolved.

Marine Harvest Chile S.A. has recognized a total provision of USD 0.3 million (NOK 2 million) for legal fees. This amount covers the legal fees of this case and also the legal fees of the related case against the former managing director of Marine Harvest Chile S.A.

LAWSUIT AGAINST THE FORMER MANAGING DIRECTOR OF MARINE HARVEST CHILE S.A. AND OTHERS

Marine Harvest Chile S.A. has filed a lawsuit against its former Managing Director, Mr. Álvaro Jiménez, for breach of his duties towards the company, claiming that he authorized sale of smolt and a rearing contract with Salmones Sur Austral S.A, without informing the company, while he had a personal economic interest in the results of it.

Marine Harvest Chile S.A. claims that Jiménez took a business opportunity that belonged to the company; that he used his position and knowledge of confidential information to benefit himself and others; and that he used the company’s assets for his own benefit using a deceitful scheme. Marine Harvest Chile S.A. is asking for reimbursement of all the proceeds obtained by Jiménez in this fraudulent venture, which are estimated at USD 7.5 million (NOK 55 million), and the indemnification of all damages.

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

The claims made by Marine Harvest Chile S.A. amount to a total of USD 17 million (NOK 126 million).

During the course of the proceedings, Marine Harvest obtained injunction measures against some assets owned by Jiménez and his personal investment company (i.e. embargos and prohibitions to sell) in order to secure the results of an eventual sentence in favor of Marine Harvest. The same injunction measures have been requested with regards to the remaining defendants and their companies and were also obtained. Among the assets included in the injunction, 80% of the funds deposited to pay the arbitration sentence referred to above are included (Dispute in Chile concerning termination of a rearing contract).

POSSIBLE FINE DUE TO PRODUCTION OF SMOLT IN NORWAY EXCEEDING THE FORMAL PERMIT LEVEL

Marine Harvest Norway AS is under investigation for production of smolt exceeding the formal permit level.

Marine Harvest Norway AS has recognised a provision of NOK 0.5 million in the financial statements.

OTHER CASES

We are routinely involved in various legal matters arising from the normal course of business for which no material provision has been made in the financial statements. While the outcome of these proceedings cannot be predicted with certainty, we believe that these proceedings, when resolved, will not have any material adverse effect on our results of operations, financial position, or liquidity.

NOTE 28—OTHER OPERATING EXPENSES

SPECIFICATION OF OTHER OPERATING EXPENSES

(NOK MILLION)	2014	2013	2012
Maintenance	886.0	720.1	647.2
Electricity and fuel	424.7	329.6	304.6
Rent and leases	419.3	287.4	236.9
Third party services	345.0	240.1	180.8
Insurance	168.3	136.5	136.1
Consultancy and audit fees	215.5	194.4	99.0
IT costs	162.8	118.3	91.4
Travel cost	132.3	102.9	80.2
Sales and marketing costs	99.2	78.1	50.9
Other operating costs	496.9	374.5	336.4
Total other operating expenses	3,350.0	2,581.9	2,163.5

NOTE 29—OPERATING LEASES

FUTURE PAYMENTS FOR OPERATING LEASES

(NOK MILLION)	2014	2013	2012
Gross amount payable within 1 year	604.8	401.7	307.8
Gross amount payable within 1-5 years	745.4	598.7	444.0
Gross amount payable after 5 years	58.4	57.1	81.9
Total gross amount payable	1,408.6	1,057.5	833.8

MAJOR LEASE AGREEMENTS

(NOK MILLION)
	2014	2013	2012
Gross amount payable within 1 year
WELLBOAT
Marine Harvest Norway	256.3	252.5	230.1
Marine Harvest Scotland	23.1	40.2	46.7
Marine Harvest Canada	22.0	—
OTHER MACHINERY AND TRANSPORT
Marine Harvest Norway	52.2	48.5
Morpol	81.6	—
Marine Harvest Feed	90.1	—
Gross amount payable within 1-5 years
WELLBOAT
Marine Harvest Norway	246.8	333.1	384.0
Marine Harvest Scotland	11.6	23.1	—
Marine Harvest Canada	78.9	—
OTHER MACHINERY AND TRANSPORT
Marine Harvest Norway	106.7	120.2
Marine Harvest Feed	156.8	—

FUTURE INCOME FOR OPERATING SUBLEASES

(NOK MILLION)	2014	2013	2012
Total future income for operating subleases	1.8	—	—

OPERATING LEASES AND SUBLEASES

(NOK MILLION)	2014	2013	2012
Operating leases expensed	-403.9	-301.1	-175.9
Income from operating subleases	18.5	10.4	11.0
Total net operating leases	-385.4	-290.7	-165.0

NOTE 30—RESTRUCTURING

SPECIFICATION OF RESTRUCTURING PROVISION

(NOK MILLION)	2014	2013	2012
Provision 01.01.	263.9	10.6	26.2
New provision in the year	52.9	272.8	0.8
Utilized provision	-125.6	-36.9	-15.8
Currency adjustment	17.0	17.4	-0.5
Provision 31.12.	208.2	263.9	10.6

During 2014, Marine Harvest completed the restructuring of the VAP Europe operations reducing the number of processing sites from 13 to eight. The majority of the restructuring cost related to the plant closures were recognized in 2013, but an additional cost of NOK 42.5 million was recognized in 2014 as a significantly lower number of employees than targeted at the affected French plant, accepted the job opportunities offered at a close by plant.

The remaining restructuring cost in 2014, is related to co-localization of the sales and logistics department in Norway, and resolved claims in Delifish.

NOTE 31 — RESEARCH AND DEVELOPMENT

RESEARCH AND DEVELOPMENT COSTS

(NOK MILLION)	2014	2013	2012
R&D costs	130.3	98.4	58.4

In addition a fee of 0.3% of Marine Harvest Norway’s export value is paid to the Norwegian Seafood Research Fund (NOK 25.6 million for 2014). This fee is not included in the R&D expenses.

NOTE 32—AUDITORS FEES

FEES TO AUDITORS 2014 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services	21.1	0.4
Other attestation services	—	—
Tax advisory services	4.4	0.5
Other non-audit fees	3.9	0.4
Total fees for 2014	29.4	1.3

FEES TO AUDITORS 2013 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services	10.1	0.1
Other attestation services	—	—
Tax advisory services	0.1	0.2
Other non-audit fees	10.4	0.1
Total fees for 2013 (1)	20.7	0.4

(1)	The significant increase in fees in 2013 is related to the listing on New York Stock Exchange.

FEES TO AUDITORS 2012 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services	7.6	—
Other attestation services	0.1	—
Tax advisory services	0.3	—
Other non-audit fees	0.7	—
Total fees for 2012	9.0	—

Auditor’s fee is stated exclusive value added tax.

NOTE 33—NEW IFRS STANDARDS

NEW STANDARDS—NOT YET IMPLEMENTED:

At the end of 2014, there are new standards/interpretations and amendments to existing standards/interpretations that are not yet effective, but will be relevant for the Marine Harvest Group at implementation:

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

IFRS 15 revenue from contracts with Customers
IFRS 15 replaces existing IFRS revenue requirements.  The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. The effective date is 2017, but is not expected to give material effects for revenue recognition for Marine Harvest.

NOTE 34—SUBSEQUENT EVENTS

MERGER WITH AQUACHILE

On January 19, Marine Harvest announced that it had entered into a Conditional Transaction Agreement (CTA) with Empresas AquaChile S.A to merge Marine Harvest Chile S.A with AquaChile. The surviving entity will be AquaChile and AquaChile will continue to be listed on the Santiago Stock Exchange on a stand-alone basis. Upon completion of the merger Marine Harvest will own 42.8% of the combined entity. In conjunction with the merger, Marine Harvest has agreed on a standstill position of its ownership in AquaChile until June 15, 2016. From June 15, 2016 until June 15, 2017, Marine Harvest will have the option to acquire further shares in AquaChile through a tender offer that at a minimum will give Marine Harvest an ownership interest of 55.0%.

The parties have agreed that the business combination will be executed in a way such as to maximize both companies' competitive advantages and expertise, in order to run sustainable salmonids farming operations with a focus on enhancing complementary areas of competence and experience. The combined entity will be the sole vehicle through which AquaChile and Marine Harvest will develop their aquaculture business in the Americas (with the exception of Canada).

The merger is, among other things, subject to execution of definitive transaction documentation, due diligence, approvals from relevant competition authorities, together with a final approval by the Board of Directors of Marine Harvest ASA and the Board of Directors and the General Meeting of AquaChile and Marine Harvest Chile S.A. The tentative closing date is expected to be in the third quarter of 2015.

The merger is an important step to further improve the sustainability of Chilean salmon production through better risk management control and optimization of logistics which in turn is expected to lead to improved fish health and more efficient production. The merger is also in line with Marine Harvest's strategy of forming a world leading integrated protein group.

As a consequence of this potential transaction, Marine Harvest Chile S.A will be reported as discontinued operations from the first quarter of 2015.

CONVERTIBLE BOND—SHARE CAPITAL INCREASE

In March 2015 bondholders representing 99.43% of outstanding bonds under the EUR 350 million convertible bond agreement from May 2013 accepted a voluntary incentive offer to convert their bonds early.

VOLCANO ERUPTION IN CHILE

In April 2015, the Calbuco volcano, only 30 kilometers from Puerto Montt, erupted - after having lain dormant for decades. The area surrounding the volcano is heavily affected, including several of our facilities. Fortunately no Marine Harvest employees were injured in the incident. We will not know the extent of the material damages for some time.

Index to Exhibits

Exhibit Number	Description of Document
1.1	Articles of Association of Marine Harvest ASA (amended on March 26,2015)
2.1*	Form of Registrant’s American Depositary Receipt
2.2*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
2.3**
EUR 555,000,000 Multicurrency Revolving Credit Facility, dated November 4, 2014, by and among Marine Harvest ASA, ABN AMRO Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., DNB Markets and Nordea Bank Norge ASA, and DNB Bank ASA, as Facility Agent and Security Agent.

8.1	Subsidiaries of Marine Harvest ASA
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

* Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-193499), filed with the SEC on January 23, 2014.
** Portions of Exhibit 2.3 have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934