Form 20-F
period 2015-12-31
Marine Harvest ASA
filed 2016-04-01
CIK 1578526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________

Form 20-F
 _____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36275

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

Indicate the number outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

450,085,652 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ¬No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
¬ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes   ¬ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
¬ Yes   ¬ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ¬	Non-accelerated filer ¬

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ¬	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ¬

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
¬ Item 17   ¬ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
¬ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

¬ Yes   ¬ No

i

ii

EXPLANATORY NOTE

In this annual report, “Marine Harvest”, the “Company,” the “Group,” “we,” “us” and “our” refer to Marine Harvest ASA or Marine Harvest ASA and its consolidated subsidiaries, as the context may require. We received regulatory approval for our acquisition of Morpol ASA, or Morpol, a leading seafood producer, on September 30, 2013.  As of November 12, 2013 we acquired 100% of Morpol. Information set forth in this annual report includes Morpol’s results starting from September 30, 2013, unless noted otherwise. On September 15, 2014, we entered into an agreement to purchase all of the assets of Acuinova Chile S.A., or Acuinova, a Chilean salmon farming company. On December 23, 2014, we completed the acquisition, and as of that date we could exercise rights over the assets, except for certain licenses for which authorization was pending from the authorities. The remaining licenses were acquired in 2015 and the Purchase Price Allocation, or PPA, was finalized in the fourth quarter of 2015. Information set forth in this annual report includes Acuinova starting from December 23, 2014, unless noted otherwise.

We prepare our financial statements included in this annual report in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB.

We present our consolidated financial statements in Norwegian krone. All references in this annual report to “krone” or “NOK” are to Norwegian krone, the legal currency of Norway, unless otherwise noted.  All references in this annual report to (i) “USD” or “U.S. dollar” are to the legal currency of the United States; (ii) “EUR” or “Euro” are to the legal currency of participating member states for the purposes of the European Monetary Union; (iii) “GBP” or “pound sterling” are to the legal currency of the United Kingdom; (iv) “CAD” or “Canadian dollar” are to the legal currency of Canada; (v) “JPY” or “Japanese yen” are to the legal currency of Japan; (vi) “DKK” or “Danish krone” are to the legal currency of Denmark (vii), “CLP” or “Chilean peso” are to the legal currency of Chile and (viii) "PLN" ar to the Polish zloty, the legal currency of Poland.

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

SPECIAL NOTE REGARDING FORWARD—LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections titled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our plans with respect to construction and opening of new production facilities, such as the feed plant in Scotland and the expected cost, capacity and timing for such projects;

•	our plans with respect to Marine Harvest Shipping;

•	our ability to increase or otherwise vary our harvest volume in the short or long term and our expected investments in working capital;

•	the expected trends in global demand for seafood;

•	our expected sales of fish feed;

•	the expected trends in consumer preferences;

•	capacity to expand salmon production in Norway or elsewhere;

•	the expected trends in the seafood industry, globally and regionally;

•	the expected trends in human population growth;

•	the expected trends in income growth in emerging markets;

•	our ability to control or mitigate biological risks, including fish diseases and sea lice, through the use of vaccines, treatment or otherwise, and other risks to our fish stocks;

•	expected developments in the cost and availability of fish feed raw materials;

•	climate change;

•	our dividend policy;

•	updates with respect to our legal proceedings;

•	our expected capital expenditures and commitments;

•	our ability to maintain access to and produce quality fish feed;

•	future movements in the price of salmon and other seafood;

•	our ability to effectively manage the impact of escapes and predation on our stock;

•	our ability to continue to develop new and attractive high quality products;

•	our ability to overcome any interruptions to the operations of our farms, our feed plant or our primary or secondary processing facilities;

•	our expected biological costs;

•	our expected investments, including our project pipeline and other expansion efforts;

•	competition in our industry and from other protein sources, such as beef, pork and chicken;

•	the prospects of the Chilean and North American salmon industry;

•	our restructuring efforts, including the restructuring of Marine Harvest Farming Scotland and Marine Harvest Chile;

•	the expected effects of the change in our reporting currency from NOK to EUR;

•	our research and development plans and expectations; and

•	developments in, or changes to, the laws, regulations and governmental policies governing our business and industry, including the developments with respect to licenses.

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

The selected consolidated financial data as of and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements for those periods, which are included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements for those periods, which are not included in this annual report.

The financial information below includes certain non-IFRS measures used to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance.

Gutted weight equivalent, or GWE, is a measure of the weight of the fish with head on, gutted.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in NOK million, except for per share and number of shares data)
Consolidated Income Statement Data
Revenue and other income	27,880.7	25,531.3	19,199.4	15,463.5	16,132.8
Cost of materials	-15,858.4	-13,677.4	-9,998.5	-9,666.5	-8,398.6
Fair value uplift on harvested fish	-4,098.9	-5,518.5	-4,323.7	-1,597.5	-3,260.1
Fair value adjustment on biological assets	4,189.2	5,007.7	6,118.3	1,993.5	949.3
Salary and personnel expenses	-3,825.5	-3,320.9	-2,674.3	-2,418.7	-2,177.8
Other operating expenses	-3,969.9	-3,350.0	-2,581.9	-2,163.5	-2,063.2
Depreciation and amortization	-1,252.0	-966.8	-762.5	-677.2	-666.7
Onerous contracts provision	-6.6	23.7	-124.7	-6.1	-5.8
Restructuring costs	-136.3	-52.9	-272.8	-0.8	-21.8
Other non-operational items	21.7	-168.2	-74.4	—	—
Income/loss from associated companies	209.7	149.5	221.8	83.6	-15.0
Impairment losses	-60.9	-24.1	-65.0	-0.5	-67.0
Earnings before financial items (EBIT)	3,092.8	3,633.4	4,661.8	1,009.8	406.0
Interest expenses	-416.5	-544.6	-640.2	-382.8	-405.8
Net currency effects	37.7	-388.4	-311.7	523.3	236.4
Other financial items	-473.8	-1,213.7	-252.4	-320.0	342.9
Earnings before taxes (EBT)	2,240.2	1,486.7	3,457.4	830.3	579.5
Income taxes	-820.5	-752.0	-1,026.8	-389.0	-46.7
Net earnings from continuing operations	1,419.7	734.8	2,430.6	441.3	532.8
Profit after tax from discontinued operations	-2.1	204.8	91.9	—	—
Profit or loss for the year	1,417.6	939.5	2,522.5	441.3	532.8
Profit or loss for the period attributable to
Non-controlling interests	0.6	3.9	7.4	4.0	5.5
Owners of Marine Harvest ASA	1,417.1	935.6	2,515.1	437.3	527.3
Weighted average number of shares, basic and diluted (millions of shares)	440.9	410.4	377.5	358.6	357.9
Earnings per share—basic and diluted (NOK per share)	3.21	2.28	6.66	1.22	3.12
Earnings per share — basic and diluted (NOK per share) from continuing operations	3.22	1.78	6.42	1.22	3.12
Dividends per share (NOK)	5.20	8.30	2.25	—	8.00
Dividends per share (USD)(1)	0.64	1.11	0.40	—	1.40

(1)
The conversions are provided solely for convenience of the reader and were calculated using the NOK to USD closing rate on the date of the dividend payment, using the official exchange rate quoted by the Noon Buying Rate certified by the Federal Reserve Bank of New York for customs purposes.

	As of December 31,
	2015	2014	2013	2012	2011
	(in NOK million)
Consolidated Statement of Financial Position
Total non-current assets	20,483.3	18,661.6	16,496.9	13,579.9	12,921.2
Inventory	2,664.5	2,400.8	1,751.1	819.7	783.0
Biological assets	10,939.6	10,014.0	9,536.6	6,207.9	6,239.3
Trade receivables	3,926.2	3,360.2	3,191.4	1,782.0	1,914.9
Other receivables	1,260.3	883.4	956.4	592.7	609.8
Other current financial assets	280.2	227.1	130.1	—	—
Cash	688.7	1,408.2	606.2	335.3	279.1
Total current assets	19,759.4	18,293.7	16,171.8	9,737.6	9,826.1
Assets held for sale	17.4	19.0	1,059.1	—	—
Total assets	40,260.1	36,974.3	33,727.7	23,317.4	22,747.3
Total equity	18,187.2	14,718.2	16,346.3	11,688.6	10,813.4
Total non-current liabilities	16,163.9	16,572.5	12,051.3	8,296.9	9,028.2
Total current liabilities	5,909.0	5,683.7	5,139.6	3,331.9	2,905.7
Liabilities held for sale	—	—	190.5	—	—
Total equity and liabilities	40,260.1	36,974.3	33,727.7	23,317.4	22,747.3

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Other Financial and Operating Data
Harvest volume (in tonnes GWE)
Salmon of Norwegian origin	254,751	258,021	222,494
Salmon of Scottish origin	50,144	48,858	48,389
Salmon of Canadian origin	40,112	26,697	33,059
Salmon of Chilean origin	62,482	67,504	28,281
Salmon of Irish origin	9,736	6,260	5,883
Salmon of Faroese origin	2,923	11,532	5,665
Total harvest volume	420,148	418,873	343,772
Average price achievement(1)	103%	102%	95%
Contract coverage(2)	34%	36%	37%
Quality—superior share(3)	92%	91%	89%

	(in NOK million, except for ROCE)
Segment Operational EBIT—Farming (4)	2,136.0	3,651.2	3,001.1
Segment Operational EBIT—Markets (4)	587.0	518.4	346.3
Segment Operational EBIT—Consumer Products (4) (5)	176.0	118.7	4.9
Segment Operational EBIT—MH Feed (4) (6)	192.3	47.1	-22.9
Segment Operational EBIT—Other (4)	15.2	-81.4	-117.1
Group Operational EBIT(7)	3,106.6	4,254.0	3,212.4
ROCE(8)	12.6%	20.2%	18.5%

(1)
Our average price achievement ranks the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against Nasdaq/Fish Pool for salmon of Norwegian and Faroese origin, a derived Nasdaq/Fish Pool (Nasdaq/Fish Pool plus a margin) for salmon of Scottish origin and Urner Barry for salmon of Canadian and Chilean origin. Nasdaq/Fish Pool is an index of prices for Norwegian salmon provided by NOS Clearing ASA, a subsidiary of Nasdaq OMX Group Inc. Urner Barry provides reference prices for Chilean salmon in Miami and North American salmon in Seattle. The reference prices are spot prices for superior quality salmon, while our achieved price is a blend of spot and contract price for all qualities. The average price achievement demonstrates our ability to sell our products at above market rates and is thus important for understanding our performance. In situations where contract prices deviate from spot prices or the quality of our sold fish is low, our achieved price will deviate from the reference price.

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

(4)
Operational EBIT by segment. Operational EBIT by segment is a non-IFRS financial measure. Refer to the section below for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to earnings before financial items, or EBIT.

(5)	From January 1, 2015, our Morpol and VAP Europe segments have been consolidated into a single segment: Marine Harvest Consumer Products, or Consumer Products. Comparative figures have been restated.

(6)
The MH Feed Segment entails using certain raw materials, including fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil, to produce fish feed. At present, we only have feed production in Norway, and our entire production is currently for internal use. We plan to start small scale deliveries of feed to third party farms in 2016. Our first fish feed plant began operations in June 2014.

(7)	Group Operational EBIT. Operational EBIT at Group level is a non-IFRS financial measure. Refer to the section below for how we define Operational EBIT and reconcile it to EBIT.

(8)	ROCE. Return on Capital Employed, or ROCE, is a non-IFRS financial measure. Refer to the section below for how we define and calculate ROCE.

Non-IFRS Financial Measures

Operational EBIT.    Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized internal margin (on unharvested fish), change in unrealized salmon derivatives (Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, onerous contracts provision, restructuring costs, income/loss from associated companies, impairment losses and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) it does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) it does not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure. We present Operational EBIT at Group level, by country of origin and by segment. Our definition of Operational EBIT may not be comparable to similarly titled measures reported by other companies. Our Operational EBIT at Group level and by country of origin are reconciled to EBIT below. For a reconciliation of our Operational EBIT by segment to EBIT, see Note 4 to our financial statements in this annual report.

ROCE.    ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, onerous contracts provision and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts, for the period from December 31, 2012 until September 30, 2013, our investment in Morpol, and for the years ended December 31, 2013, December 31, 2014 and December 31, 2015 business held for sale. The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpol’s financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use

ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. A table setting forth our calculation of ROCE is presented below.

The following table reconciles our Group Operational EBIT to Group EBIT in NOK million for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Group Operational EBIT	3,106.6	4,254.0	3,212.4
Change in unrealized internal margin	-19.4	-92.2	—
Change in unrealized salmon derivatives	-112.3	54.4	-30.2
Fair value uplift on harvested fish	-4,098.9	-5,518.5	-4,323.7
Fair value adjustment on biological assets	4,189.2	5,007.7	6,118.3
Onerous contracts provision	-6.6	23.7	-124.7
Restructuring costs	-136.3	-52.9	-272.8
Income/loss from associated companies	209.7	149.5	221.8
Impairment losses	-60.9	-24.1	-65.0
Other non-operational items	21.7	-168.2	-74.4
Group EBIT	3,092.8	3,633.4	4,661.8

The following table reconciles Group level Operational EBIT to Group EBIT in NOK per kilogram harvested for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(NOK per kg)
Group Operational EBIT	7.39	10.16	9.34
Change in unrealized internal margin	-0.05	-0.22	—
Change in unrealized salmon derivatives	-0.27	0.13	-0.09
Fair value uplift on harvested fish	-9.76	-13.17	-12.58
Fair value adjustment on biological assets	9.97	11.96	17.80
Onerous contracts provision	-0.02	0.06	-0.36
Restructuring costs	-0.32	-0.13	-0.79
Income/loss from associated companies	0.50	0.36	0.65
Impairment losses	-0.14	-0.06	-0.19
Other non-operational items	0.05	-0.40	-0.22
Group EBIT	7.36	8.67	13.56

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK million for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Operational EBIT—Salmon of Norwegian Origin	2,868.3	3,046.6	2,410.3
Change in unrealized internal margin	-91.6	—	—
Fair value uplift on harvested fish	-3,154.9	-3,670.4	-2,898.1
Fair value adjustment on biological assets	3,362.3	3,869.0	4,012.1
Onerous contracts provision	-3.1	-19.8	-99.0
Restructuring costs	—	—	—
Income/loss from associated companies	208.3	149.0	221.8
Impairment losses	-2.7	-7.1	-5.9
Other non-operational items	—	—	—
EBIT—Salmon of Norwegian Origin	3,186.6	3,367.2	3,641.2

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK per kilogram harvested for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK per kg)
Operational EBIT—Salmon of Norwegian Origin	11.26	11.81	10.83
Change in unrealized internal margin	-0.36	—	—
Fair value uplift on harvested fish	-12.38	-14.23	-13.03
Fair value adjustment on biological assets	13.20	14.99	18.03
Onerous contracts provision	-0.01	-0.08	-0.44
Restructuring costs	—	—	—
Income/loss from associated companies	0.82	0.58	1.00
Impairment losses	-0.01	-0.03	-0.03
Other non-operational items	—	—	—
EBIT—Salmon of Norwegian Origin	12.51	13.05	16.37

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK million for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Operational EBIT—Salmon of Scottish Origin	158.6	470.2	602.7
Fair value uplift on harvested fish	-391.9	-719.2	-822.3
Fair value adjustment on biological assets	371.8	465.4	1,003.1
Onerous contracts provision	-3.4	43.6	-25.7
Restructuring costs	—	—	—
Income/loss from associated companies	2.7	0.5	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Scottish Origin	137.8	260.5	757.8

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK per kilogram harvested for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK per kg)
Operational EBIT—Salmon of Scottish Origin	3.16	9.62	12.45
Fair value uplift on harvested fish	-7.81	-14.72	-16.99
Fair value adjustment on biological assets	7.41	9.53	20.73
Onerous contracts provision	-0.07	0.89	-0.53
Restructuring costs	—	—	—
Income/loss from associated companies	0.05	0.01	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Scottish Origin	2.75	5.33	15.66

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK million for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Operational EBIT—Salmon of Canadian Origin	120.3	251.1	336.8
Fair value uplift on harvested fish	-232.1	-376.6	-360.3
Fair value adjustment on biological assets	328.1	235.0	598.9
Onerous contracts provision	—	—	—
Restructuring costs	0.9	—	-4.3
Income/loss from associated companies	—	—	—
Impairment losses	-0.7	—	-2.1
Other non-operational items	—	—	—
EBIT—Salmon of Canadian Origin	216.5	109.5	569.0

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK per kilogram harvested for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK per kg)
Operational EBIT—Salmon of Canadian Origin	3.00	9.40	10.19
Fair value uplift on harvested fish	-5.79	-14.11	-10.90
Fair value adjustment on biological assets	8.18	8.80	18.12
Onerous contracts provision	—	—	—
Restructuring costs	0.02	—	-0.13
Income/loss from associated companies	—	—	—
Impairment losses	-0.02	—	-0.06
Other non-operational items	—	—	—
EBIT—Salmon of Canadian Origin	5.40	4.10	17.21

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK million for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
S	(in NOK million)
Operational EBIT—Salmon of Chilean Origin	-466.2	317.0	-65.7
Fair value uplift on harvested fish	-140.5	-482.0	-123.9
Fair value adjustment on biological assets	8.2	257.8	284.2
Onerous contracts provision	—	—	—
Restructuring costs	-84.4	-1.9	—
Income/loss from associated companies	—	—	—
Impairment losses	-36.2	—	1.3
Other non-operational items	21.7	—	-74.4
EBIT—Salmon of Chilean Origin	-697.4	90.8	21.5

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK per kilogram harvested for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK per kg)
Operational EBIT—Salmon of Chilean Origin	-7.46	4.70	-2.32
Fair value uplift on harvested fish	-2.25	-7.14	-4.38
Fair value adjustment on biological assets	0.13	3.82	10.05
Onerous contracts provision	—	—	—
Restructuring costs	-1.35	-0.03	—
Income/loss from associated companies	—	—	—
Impairment losses	-0.58	—	0.05
Other non-operational items	0.35	—	-2.63
EBIT—Salmon of Chilean Origin	-11.16	1.35	0.76

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK million for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Operational EBIT—Salmon of Irish Origin	81.1	32.6	-29.6
Fair value uplift on harvested fish	-153.7	-76.7	-41.4
Fair value adjustment on biological assets	148.1	91.0	44.0
Onerous contracts provision	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Irish Origin	75.4	46.8	-26.9

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK per kilogram harvested for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK per kg)
Operational EBIT—Salmon of Irish Origin	8.33	5.20	-5.02
Fair value uplift on harvested fish	-15.79	-12.26	-7.03
Fair value adjusted on biological assets	15.21	14.54	7.48
Onerous contracts provision	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Irish Origin	7.75	7.48	-4.58

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK million for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Operational EBIT—Salmon of Faroese Origin	42.2	164.6	84.2
Fair value uplift on harvested fish	-21.9	-193.5	-77.7
Fair value adjustment on biological assets	84.7	86.2	168.7
Onerous contracts provision	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Faroese Origin	105.0	57.4	175.2

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK per kilogram harvested for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK per kg)
Operational EBIT—Salmon of Faroese Origin	14.43	14.28	14.86
Fair value uplift on harvested fish	-7.50	-16.78	-13.72
Fair value adjustment on biological assets	28.98	7.48	29.78
Onerous contracts provision	—	—	—
Restructuring costs	—	—	—
Income/loss from associated companies	—	—	—
Impairment losses	—	—	—
Other non-operational items	—	—	—
EBIT—Salmon of Faroese Origin	35.92	4.98	30.93

The following tables set forth our calculation of ROCE, requiring reconciliation of Adjusted EBIT to EBIT and NIBD to non-current interest-bearing debt, for the years ended December 31, 2015, 2014 and 2013:

	As of and for the year ended December 31,
	2015	2014	2013
	(in NOK million, except ROCE)
Adjusted EBIT	2,987.4	4,288.6	3,066.2
Fair value uplift on harvested fish	-4,098.9	-5,518.5	-4,323.7
Fair value adjustment on biological assets	4,189.2	5,007.7	6,118.3
Onerous contracts provision	-6.6	23.7	-124.7
Other non-operational items	21.7	-168.2	-74.4
EBIT	3,092.8	3,633.4	4,661.8

Net interest-bearing debt (NIBD)	9,592.1	9,267.9	7,790.7
Cash	688.7	1,408.2	606.2
Current interest-bearing debt	-1.5	-7.0	-686.7
Non-current interest-bearing debt	10,279.3	10,669.1	7,710.2

NIBD	9,592.1	9,267.9	7,790.7
Investment in Morpol/assets held for sale	-17.4	-19.0	-868.6
Total equity	18,187.2	14,718.2	16,346.3
Fair value adjustment on biological assets	-2,343.3	-2,258.4	-2,743.0
Onerous contracts provision	138.1	131.3	153.5
Capital employed as of the end of the period	25,556.6	21,840.0	20,678.9
Average capital employed(1)	23,698.2	21,259.5	16,603.7
Adjusted EBIT	2,987.4	4,288.6	3,066.2
ROCE	12.6%	20.2%	18.5%

(1)	Calculated as the average capital employed as of the beginning and the end of the period, except when there are material transactions during the year. Morpol is included from October 1, 2013.

Exchange Rates

The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes, or the Noon Buying Rate, expressed in NOK per USD for the periods stated.

Period	High	Low	Period End	Period average(1)
Year ended December 31, 2011	6.027	5.225	5.968	5.561
Year ended December 31, 2012	6.130	5.560	5.562	5.785
Year ended December 31, 2013	6.263	5.431	6.066	5.877
Year ended December 31, 2014	7.482	5.883	7.482	6.372
Year ended December 31, 2015	8.854	7.311	8.854	8.068
September 2015	8.535	8.120	8.526	—
October 2015	8.571	8.078	8.464	—
November 2015	8.684	8.476	8.684	—
December 2015	8.854	8.499	8.854	—
January 2016	8.967	8.633	8.707	—
February 2016	8.718	8.482	8.692	—
March 2016 (through March 25)	8.702	8.338	8.485	—

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month for the relevant period.

These rates may differ from the actual rates used in the preparation of our consolidated financial statements and other financial information appearing in this annual report. We make no representation that USD or NOK amounts referred to in this annual report have been, could have been or could, in the future, be converted into NOK or USD, as the case may be, at any particular rate, if at all. On March 25, 2016, the Noon Buying Rate was set at NOK 8.485 per USD.

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

•Risks Related to the Sale and Supply of Our Products;

•Risks Related to Government Regulation;

•Risks Related to Our Fish Farming Operations;

•	Risks Related to Our Supply of Fish Feed and Feed Operations;

•Risks Related to Our Industry;

•Risks Related to Our Business;

•Risks Related to Our Financing Arrangements;

•Risks Related to Tax and Legal Matters;

•Risks Related to Climate Change;

•Risks Related to Our Strategy - Acquisitions and Expansions;

•Risks Related to Reporting;

•Risks Related to Compliance; and

•Risks Related to Our ADSs.

Risks Related to the Sale and Supply of Our Products

Our results are substantially dependent on salmon prices, and salmon prices are subject to large short- and long-term fluctuations due to variations in supply and demand caused by factors such as smolt release, biological factors, quality, shifts in consumption and license changes.

A substantial portion of our products sold are salmon products (representing 90.0% of sales in 2015). Accordingly, our results of operation are substantially dependent on salmon prices. Global and regional prices of salmon are subject to significant fluctuation.

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

The supply of farmed salmon fluctuates strongly due to variations in factors, such as smolt release (which is determined one to two years prior to harvesting), feeding efficiency, biological factors, including seawater temperatures, plankton blooms, sea lice and fish diseases. For example, in recent years, Chilean salmon production has been affected by Infectious Salmon Anemia, or ISA, significantly reducing global supply of salmon. As a result of the long production cycle (two to three years) with only a limited period available for harvesting, we and other salmon producers have limited flexibility in managing salmon supply from month to month. In addition, salmon is generally sold as a fresh commodity with a limited time span available between harvesting and consumption further limiting producers’ ability to control supply. The consequence of these dynamics is that salmon farmers are expected to be price takers in the market from week to week. Increases in harvests may therefore result in a significant reduction in salmon reference prices.

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

We assess the value of our biological assets on a monthly basis, and the price of salmon is a significant factor in the valuation of our biological assets, which were valued at NOK 10,939.6 million and NOK 10,014.0 million as of December 31, 2015 and 2014, respectively. We recorded a net fair value adjustment on biological assets of NOK 2,343.3 million and NOK 2,258.4 million as of December 31, 2015 and 2014, respectively, with each adjustment being primarily driven by changes in the price of salmon. Future fluctuations in salmon prices may result in significant fair value adjustments.

We may be unable to effectively hedge our exposure to short- and medium-term fluctuations in salmon prices.

We seek to manage our exposure to short- and medium-term fluctuations in salmon reference prices through sales contracts and Fish Pool financial futures as well as through our secondary processing activities (as prices for secondary processed salmon tend to be more stable than prices for primary processed salmon). However, we do not hedge all of our exposure to changes in salmon prices. In addition, our contracts and financial futures may not be fulfilled or may not be available in the future or may be ineffective in hedging our exposure to salmon price fluctuations. In addition, our sales contracts and financial futures may result in price achievement below reference prices in an environment of rising reference prices. Furthermore, our secondary processing activities may not reduce the impact of fluctuating salmon reference prices on our operations. An inability to effectively hedge our exposure to salmon prices may have a material adverse effect on our financial condition, results of operations and cash flow.

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

Moreover, although the logistics and perishability of seafood historically has led to regionalized competition, the market for fresh and frozen seafood is becoming increasingly globalized as a result of improved delivery logistics and improved preservation of the products. Increased competition, consolidation, and overcapacity may lead to lower product pricing of competing products that could reduce demand for our products and this may have a material adverse effect on our revenues.

Changes in consumer preferences or failure of our new products to appeal to consumers could adversely impact our business, especially our Consumer Products segment.

The food industry in general is subject to changing consumer trends, demands and preferences. Trends within the food industry change often. Failure to identify and react to changes in these trends could lead to, among other things, reduced demand for our products, especially for our Consumer Products segment. This segment comprises our European secondary processing and value added operations, as well as our European end product sales of secondary processed seafood, including logistics. Our secondary processed products are particularly susceptible to changes in consumer preferences.

In addition, our Consumer Products segment regularly introduces new products which may not appeal to consumers’ preferences. To the extent such new offerings are unsuccessful, this business may suffer. Our continued success depends in part on our ability to anticipate, identify and respond quickly to changing consumer preferences for fish, especially secondary processed seafood. If we are unable to do so, this may have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

Many of our business activities involve substantial investments in primary and secondary processing facilities and many of our products are produced at a limited number of locations. These facilities could be materially damaged by natural disasters, such as earthquakes, floods, tornadoes, hurricanes and tsunamis, or by fire or other unexpected events. For example, as Chile is prone to earthquakes and other natural disasters due to its proximity to several major fault lines, our Chilean business in particular may be adversely affected by seismic or climatic events or natural disasters. In April, 2015, the Calbuco volcano in Chile erupted, resulting in evacuations and considerable property damage. The volcano eruption had some adverse effects on our operations in Chile, but did not significantly affect our ability to operate. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity.

Risks Related to Government Regulation

Governmental regulation, including food safety and aquaculture regulation, affects our business.

The fish farming and processing industries are subject to local, regional and national governmental regulations relating to the farming, processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. New laws and regulations, or stricter (or otherwise adverse to us) interpretations of existing laws or regulations, may materially affect our business or operations in the future. Our operations are also subject to extensive and increasingly stringent regulations administered by environmental agencies in the jurisdictions in which we operate. Failure to comply with these laws, regulations or interpretations could have serious consequences, including criminal, civil and administrative penalties, loss of production, injunctions, product recalls and negative publicity. Some environmental Non-Governmental Organizations, or NGOs, have advocated for salmon farming to be restricted to farming in a contained environment, which could substantially increase our costs.

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

Farmed salmon is produced in a limited number of countries and sold globally. Historically, trade restrictions have inhibited the optimal distribution of farmed salmon to the markets and impacted the price yield for farmed salmon producers in the countries affected by such restrictions. Recently, certain salmon exports to Russia and China have been subject to trade restrictions. Trade restrictions could include import prohibitions, minimum import prices and high import duties, reducing the competitiveness of our products as compared to other available products. Many of our production sites are located outside our principal markets, leaving us exposed to trade restrictions. Continuous effects of such trade restrictions or introduction of new trade restrictions may have a significant impact on our ability to sell in certain regions or our ability to charge competitive prices for our products in such regions.

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

All of the jurisdictions in which we operate require us to obtain licenses to operate each fish farm owned and operated in that jurisdiction. We have obtained and currently hold the licenses required for our farming operations in the jurisdictions in which we operate. If we pursue acquisitions or construction of new farms, we will need to obtain additional licenses to operate those farms, where required. Licenses, authorizations and permits in each country are subject to certain requirements, and we risk penalties (including, in some cases, criminal charges), sanctions or even loss of license, authorizations and permits if we fail to comply with these requirements or related regulations. In some jurisdictions, the authorities may revoke the licenses if they have not been in use over the last two years. Due to the many exemptions, no licenses have been revoked for lack of use in the past, but the authorities could interpret these rules differently going forward, which could have a material adverse effect on our business, in particular in Chile where we have a substantial number of unused licenses. See “Item 4. Information on the Company-B. Business Overview-Regulation.” We are also exposed to dilution of our licenses where a government issues new licenses to fish farmers other than us, thereby reducing the current value of our fish farming licenses. Governments may change the way licenses are distributed or otherwise dilute or invalidate our licenses. If we are unable to maintain or obtain new fish farming licenses or if new licensing regulations dilute the value of our licenses, this may have a material adverse effect on our business.

Licenses generally require, and future licenses may require, that we leave the seabed under our fish farms fallow for a period of time following harvest. We may resume operation after a set period of time, provided that certain environmental and fish health targets are met. These requirements may increase or become more stringent, which could increase our costs going forward.

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

Applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act of 2010, generally prohibit companies, their subsidiaries, directors and employees and intermediaries from making improper payments (to foreign officials and otherwise) and require companies to keep accurate books and records as well as appropriate internal controls and procedures. Our training programs and policies mandate compliance with such laws. Such programs and policies, however, may not prevent a violation of applicable anti-corruption law. We operate and have sales in some parts of the world that have experienced governmental corruption to various degrees, particularly Vietnam, Taiwan, China, Poland and Russia. If we were found liable for violations of anti-corruption laws (due to our own acts or inadvertence, or the acts or inadvertence of others, including employees of third-party partners or agents), we may incur civil and criminal penalties or other sanctions, or suffer significant internal investigation costs or reputational harm, which could have a material adverse effect on our business, financial condition, results of operations, cash flow or reputation.

Risks Related to Our Fish Farming Operations

Fish are adversely affected by sea lice, and we may incur significant sea lice mitigation costs and we may be exposed to regulatory actions for failing to maintain sea lice levels below the relevant trigger levels.

Sea lice, of which there are many species, are a naturally occurring type of crustacean parasite that attaches itself to the mucus and skin of several fish species, including salmon. High abundance of sea lice can result in lesions and affect the fish’s health, welfare, growth and immunity to diseases. Sea lice are found in all the countries in which we operate and are closely monitored by national governments, mainly from the perspective of limiting surrounding wild fish populations’ sea lice exposure from fish farms. The authorities in all countries with an aquaculture industry have set limits for the acceptable number of sea lice per fish on the farms, and treatment of the fish is mandatory if levels approach such limits. The parasite is controlled through treatment with specific licensed medicine, hydrogen peroxide baths in well boats or enclosed pens, through the use of different non-medicinal treatment systems, and biologically by using “cleaner fish,” which are fish species that eat the parasites directly from the fish’s skin. Treatment of sea lice is costly and the increased resistance against several types of medication used in sea lice control is a growing concern in the industry. There are also concerns over the interaction between farmed and wild salmon and the possible transmission of sea lice from one to another. As a response to these concerns, governments may require us to implement new or improved measures, reduced production/maximum allowed biomass, (or MAB) or require some of our sites to lie fallow for a certain period of time in order to control spreading of sea lice, thus increasing our costs. In Norway, authorities are expected to launch a new regulation which will regulate growth in the industry through an area-based traffic light system related to the lice exposure from salmon farms and impact on wild salmonid populations.

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

We may be exposed to criticism and regulatory actions arising from our farming of, and use of wild caught, cleaner fish for sea lice control.

Our sea lice control strategy is primarily based on using non-medicinal tools and includes the use of cleaner fish. Due to increased medicine resistance in sea lice populations, the use of cleaner fish has become more important. Cleaner fish belonging to the family wrasses (Labridae) are predominantly caught from the wild. However, due to regulations which have limited the availability of cleaner fish (in terms of numbers and geographies) and seasonal variations, we have begun farming the two cleaner fish species Ballan wrasse and Lumpsucker for sea lice control. As a result of the farming of cleaner fish, wild broodfish must also be caught. Catch and use of high numbers of wild wrasses have raised concerns with regards to protection of wild stocks, both related to the risk for depletion of local populations, possible negative genetic impacts and transfer of diseases related to transfer of cleaner fish between various geographic areas. In addition, fish welfare and survival of the cleaner fish when used in the salmon farms is getting increased public attention. Our farming of cleaner fish may also raise concerns with regards to husbandry practices, fish welfare and survival. Therefore, wild catch, farming and use of cleaner fish could result in negative publicity, reputational harm and possibly regulatory actions. For farmed cleaner fish, the risk of escape is also a risk with increasing attention, which may in the future result in penalties if they occur.

Our fish stocks, operations and reputation can be adversely affected by various diseases.

Our fish are affected by diseases caused by viruses, bacteria and parasites which may have adverse effects on fish survival, health, growth and welfare and result in reduced harvest weight and volume, downgrading of products and claims from customers. A significant outbreak of disease represents a cost for us through, for example, direct loss of fish, lost growth on biomass, accelerated harvesting, loss of quality of harvested fish and prevention and treatment costs, and may also be followed by a subsequent period of reduced production and loss of income. Diseases are also a threat to the environment and the welfare of the fish. Some diseases are subject to governmental control measures and are monitored closely by relevant regulatory bodies. The most severe diseases may require the culling and disposal of the entire stock, disinfection of the farm and a long subsequent fallow period for preventative measures to stop the disease from spreading. In addition, market access could be impeded by strict border controls, not only for salmon from the infected farm, but also for products originating from a wider geographical area surrounding the site of an outbreak. Continued disease problems may also attract negative media attention and public concerns.

Salmon farming has historically experienced several episodes of extensive disease outbreaks. We have, and may in the future, experience extensive disease outbreaks. Epidemic outbreaks of diseases may have a material adverse effect on our business, financial condition, results of operations or cash flow. Set forth below is a description of the major diseases that have affected our operations:

•
Salmonid Rickettsial Septicaemia, or SRS, is caused by Piscirickettsia salmonis, a parasitic intracellular bacterium that causes a fatal septicaemic condition of salmonids. SRS occurs mainly in Chile, but has also been found in Norway, Scotland and Canada. The disease typically leads to mortality between 10% and 30%, but mortality in Chile has, at times, reached up to 90%. Other symptoms are loss of appetite and lethargy. The disease is mainly controlled by vaccination and antibiotics and thus far the industry has been able to manage the disease. The number of SRS outbreaks and treatment increased significantly in Chile in 2015. As a result SRS was the most prevalent cause of reduced survival for the year ended December 31, 2015 resulting in a loss of 3,337.6 tonnes of fish (1,040,537 fish in numbers). There is a significant risk of the dependence on antibiotics and risk of SRS becoming resistant towards commonly used drugs.

•
Cardiomyopathy Syndrome, or CMS or heart rupture, is a disease primarily affecting the heart with secondary circulation failure and liver damage. The disease has been observed in Scotland, Ireland and the Faroe Islands, and has been increasingly diagnosed in Norway in the recent years. It is also suspected of being present in Canada. CMS affects farmed salmon in the seawater phase and during transportation to the primary processing plants. Occasionally, mortality may reach 30%, but it is usually much lower. Because the disease normally affects the fish at the end of the production cycle when the fish is ready for harvest, the economic losses can be substantial even though the rate of fish mortality is not high. There is no medical treatment or vaccine available for the disease. For the year ended December 31, 2015, CMS was the second most prevalent cause of reduced survival both by number and biomass lost, resulting in a loss of 2,373.2 tonnes of fish (681,907 fish in numbers).

•
Heart and Skeletal Muscle Inflammation, or HSMI, is another infectious disease which in recent years has become widespread in Norway and Scotland. The disease affects the fish’s heart and skeletal musculature, normally in the first half of the seawater phase, with reduced survival, reduced health and periods of reduced growth being the most important loss factors. Mortality normally varies from 0% to 20%. As HSMI often occurs or intensifies following grading, movement and other similar events which may create a stressful environment for the fish, the disease leads to challenges in relation to sea lice treatments and other events necessitating fish movement. HSMI is assumed to be a viral disease, but the exact cause of the disease is not yet fully understood. Vaccines are under development, but are currently not in use in the industry. For the year ended December 31, 2015, HSMI was the third most prevalent cause of reduced survival by number, resulting in a loss of 1,246.4 tonnes of fish (or 655,185 fish in numbers).

•
Pancreas Disease, or PD, is an infectious viral disease caused by a salmonid alphavirus, or SAV, and is frequently diagnosed in Norway. More recently and to a lesser extent it was also diagnosed in Scotland and Ireland. The disease attacks the pancreatic tissue, heart and skeletal muscles of the fish and results in lack of appetite, lethargy, reduced health and reduced survival. Chronic outbreaks can last several months and accumulated mortality can be high, normally in the range from 0% to 20%. More important is, however, the chronic damage that can occur to the survivors in terms of reduced growth capacity and scars in skeletal muscle. The scars can appear as patches of decolorization or melanization (black pigmentation), cause downgrading and make the product unsuitable for smokehouses. Approved vaccines exist, but the effectiveness is variable when infection prevalence increases. PD is subject to governmental control measures, where presence of the virus in a non-endemic area may lead to forced harvest/culling or movement of the fish. The current regulation for PD control in Norway is under review and a new regulation will be implemented in 2016. For the year ended December 31, 2015, PD was our fourth most prevalent cause of reduced survival by number, resulting in a loss of 1,306.0 tonnes of fish (521,022 fish in numbers).

•
Gill disease, or GD, is a general term used to describe gill pathology occurring in seawater which may be caused by different infectious agents such as amoebae, viruses or bacteria, as well as environmental factors including algal or jelly-fish blooms. Little is known about the cause of many of the gill conditions and to what extent infection or environmental factors are primary or secondary causes of disease. Gill damage can lead to respiratory distress which can cause significant reduction in survival. Currently there is no general cure applicable to all types of GD. Between 2013 and 2015, AGD was treated in Norway and the Faroe Islands. There is no vaccine for AGD, but treatment in freshwater or hydrogen peroxide baths, when used systematically and in a coordinated manner, limits the impact of the disease. For the year ended December 31, 2015, AGD was our fifth most prevalent cause of reduced survival by number, resulting in a loss of 904.1 tonnes of fish (or 408,793 fish in numbers).

•
Infectious Salmon Anemia, or ISA, is an infectious viral disease causing severe anemia for the infected fish. The disease has been reported in Norway, Scotland, Ireland, the Faroe Islands, Canada, the United States and Chile. ISA is subject to strict governmental control measures and will normally prompt compulsory culling of the entire stock and a subsequent fallow period. Suspected farms and farms in the vicinity of an outbreak will be placed under surveillance and subject to strict movement controls. The risk of an outbreak increases strongly with proximity to the source of infection, poor quality smolt and insufficient fallow periods. Vaccines have been developed in recent years, but their effectiveness varies when exposed to severe infection pressure. The infected fish represent no health risk for humans and may in most jurisdictions be sold in the open market if it is without clinical signs of disease and above marketable size, which is approximately 1.2 kilograms. Fish below this size will normally be destroyed. ISA has significant potential adverse consequences for us and the salmon farming industry in general. The serious ISA epidemic hitting Chile in 2007 to 2009 led to the closure of many farms. The disease led to substantial losses in Norway around 1990, and the epidemic on the Faroe Islands from 2000 to 2005 laid the whole industry on the islands fallow for several years. ISA re-emerged in Chile in 2013, but so far there have been outbreaks only at a limited number of sites. In Norway, we have had two ISA outbreaks in 2014. All fish at these sites were harvested, and no additional sites have been diagnosed with ISA. In Chile we had one ISA outbreak in 2015, where all the fish was harvested out.

•
Infectious Pancreatic Necrosis, or IPN, is an infectious viral disease caused by a Birnavirus found throughout the world in a number of wild fish species both in freshwater and in seawater. IPN is prevalent in Norway, but is also found in Scotland and Chile. The disease is highly contagious, attacks the pancreas and causes swelling, lack of appetite, abnormal swimming and darkening of the skin of the fish. Juveniles and seawater phase smolt are more vulnerable to the disease and mortality could reach 40% in these phases. Outbreaks may necessitate a greater degree of handling resulting in extra stress which may lead to reduced survival in already weakened fish. Surviving fish may develop a persistent lifelong infection. IPN is a significant cause of loss in Norway. Commercial vaccines are available, but the effectiveness of the vaccine is variable under high infection pressure.

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

New diseases could arise and excessive use of antibiotics by the industry could result in bacterial species developing antibiotic resistance and reviving diseases which today are subject to effective control. Exposure to any of these or other diseases may result in downgrading, slower growth rates, reduced survival and increased prevention and treatment costs. None of these diseases are harmful for humans and there is no health risk for the consumer and, typically, infected fish can be sold in the market. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Our salmon may be infected with Kudoa thyrsites parasites, causing soft flesh issues.

Our salmon has in the past been, and may in the future be infected by the parasite Kudoa thyrsites, or Kudoa, commonly called “soft flesh” syndrome. Kudoa is naturally present in wild fish throughout the world. It is particularly prevalent on the Pacific Coast of Canada and the United States. Kudoa infects salmon’s muscle cells without causing any illness in live fish. Upon harvesting of the infected fish, spores from the parasite spreads through the body of the fish and activates the breakdown of the fish’s flesh, turning it soft and doughy three to ten days after the harvest. Kudoa represents no health risk for the consumer, but it can result in product downgrades, customer claims or discounts. Soft-flesh condition presents a significant challenge to the fish farming industry because it propagates a consumer stigma of farmed fish products. Because Kudoa can be difficult to detect during harvesting and primary processing, the effects of infection may not always be seen until after the fish has been delivered to the customer and, thus, the economic and reputational impact of Kudoa can be substantial. Even where Kudoa can be detected before the product reaches the customer, the product must be substantially downgraded or discarded, leading to a reduction in the commercial value of the fish. Downgraded fish is generally sold at prices substantially lower than superior quality fish.

Our Canadian salmon operations have experienced significant Kudoa challenges during recent years, resulting in substantial product downgrades. Although there were no exceptional cost for claims and discards attributed to Kudoa in 2014 and 2015, there was an increased prevalence of Kudoa in 2015.

We may experience Kudoa infections in our Canadian or other operations in the future, which may have a material adverse effect on our revenues, costs and business reputation. Kudoa has been seen sporadically in farmed salmon in other territories, but to a much lower degree than in our operations in British Columbia, Canada.

Our fish stocks can be depleted by environmental factors such as plankton, low oxygen levels and fluctuating seawater temperatures.

Our salmon farming operations are subject to a number of environmental risks which may impact profitability and cash flows through adverse effects on growth, harvest weight, harvest volume, mortality, downgrading percentage and claims from customers. The biological factors that can affect our fish are plankton (including algae), jelly fish, contaminants, low oxygen levels and fluctuating seawater temperatures.

Plankton and jelly fish are natural organisms with global prevalence in water environments. Most species of plankton and jelly fish are harmless and serve as energy producers at the base of the food chain. Occasionally and when conditions are optimal, plankton or jelly fish populations grow rapidly into a bloom and accumulate near the surface of the water. Plankton can reduce the available oxygen in the water leading to reduced growth of the fish and in some cases to death from suffocation. Some plankton species physically clog the gills leading to impaired gill function and respiratory distress and a few species produce potent fish toxins. Harmful plankton represents a particular risk in fish farming because fish in pens cannot swim away as they would do in the wild. Jelly fish may accumulate on the net pens affecting water flow and oxygen levels. Some types of jelly fish can damage skin or gills and cause death. Blooms of plankton and jelly fish are largely dependent on local marine, weather and temperature conditions. Plankton and jelly fish have, from time to time, led to reduced survival at individual sites, and represent a general threat to any open net cage facility. In the first quarter of 2016 severe blooms of toxic algae caused mass mortality in the Chilean industry. We lost all fish at four of our farms as a result of these blooms. No uniform response is suitable for all types of plankton and jelly fish and fish losses due to harmful plankton and jelly fish blooms are difficult to predict and prevent.

Our attempts to manage the exposure to biological risk factors and our countermeasures may not be effective. Our inability to control biological risks and costs associated with their prevention and counteractions may have a material adverse effect on our costs and production.

Our fish stocks are subject to risks associated with fish escapes and predation.

Salmon escapes are most commonly caused by human error, severe weather and structural defects at our production facilities. We suffered increased fish escapes in 2015, as the number of escaped fish increased from 2,054 in 2014, 94,450 in 2015, primarily as a result of human errors. In 2015, we recorded 16 escape incidents (12 in Norway with a total of 70,447 escaped fish, three in Scotland with a total of 16,003 escaped fish and one in Chile with a total of 8,000 escaped fish). In addition to affecting our salmon count, escaped farmed salmon may impact wild salmon stocks by genetic interaction and the risk of transferring disease and may result in negative publicity and penalties or other sanctions from governmental authorities (including, in some cases, criminal charges) which could also affect our licenses.

In addition to reducing our fish count, escaped salmon presents a potential challenge to the environment as they may impact the wild salmon population by genetic interaction and the potential risk of transferring disease. Human error in connection with fish reception, grading, sampling and handling of salmon, damage to pens and net failure, as well as natural phenomena such as extreme weather conditions may contribute to fish escape. Our target is zero escapes. We systematically analyze escape event to help us address the risk of escape,. Continuous effort has to be made to reduce the number of human errors and move towards our zero escape goal.

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

Our fish stocks may be exposed to contaminants such as dioxins, PCB, mycotoxins, pesticides, brominated flame retardants, lead, mercury, arsenic and cadmium and illegal substances such as malachite green, crystal violet, illegal antibiotics, leading to product recalls, product liability, negative publicity and government sanctions.

Farmed salmon may be exposed to contamination by undesirable substances or illegal substances through raw materials and ingredients in the fish feed, polluted waters, poor processing hygiene and cross contamination during handling. Contamination could occur accidentally or on rare occasions deliberately through malicious product tampering and may affect food safety, fish health and the environment, and reduce the public’s confidence in eating salmon. Potential contaminants include organic contaminants such as dioxins and PCB, mycotoxins, pesticides, brominated flame retardants, inorganic contaminants such as lead, mercury, arsenic and cadmium and bacterial contamination. Illegal substances, which may enter the food chain through contaminated feed include crystal violet, malachite green, illegal antibacterial agents or other non-approved substances e.g. melamine. Future incidents that result in product contamination could result in recall of our products, product liability, negative publicity and government sanctions.

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

The rate at which farmed salmon grows depends in part on weather conditions. Unusually warm or cold temperatures and altered oxygen levels in the sea resulting from annual variations can have a short-term, but significant, negative impact on growth rates and fish feed consumption. In addition, extreme weather in the regions where we operate, such as extreme temperatures, hurricanes, floods or other storms, could cause impairment of the health or growth of our fish or result in fish escape, reduced fish survival, lost feeding days, repair costs relating to damage of facilities or interference with our shipping operations and could affect our business due to power outages; fuel shortages; damage to infrastructure from powerful winds, rising water or extreme temperatures; disruption of shipping channels; less efficient or non-routine operating practices necessitated by adverse weather or increased costs of insurance coverage in the aftermath of such events. Any of these factors could materially and adversely affect our operations. We may not be able to recover through insurance all or any of the damages, losses or costs that may result from weather events, including those that may be caused by climate change.

We derive a significant percentage of our revenue from our operations in Chile. Because Chile is prone to earthquakes and other natural disasters due to its proximity to several major fault lines, our Chilean business may be adversely affected by seismic or climatic events or natural disasters. In April 2015, the Calbuco volcano in Chile erupted, resulting in evacuations and considerable property damage in the surrounding area. The volcano eruption had some adverse effects on our operations in Chile, but did not significantly affect our ability to operate. A similar earthquake, tsunami, volcano or any other catastrophic event arising from natural causes may have significant negative consequences for our operations and for the general infrastructure in Chile.

We are exposed to risks relating to biological events or natural phenomena, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of adverse biological risks, including risks relating to sea lice, fish survival, diseases, predation and other biological risks. As is typical in the industry, we have limited insurance coverage against adverse biological events. For certain biological events, it is currently not possible to obtain insurance coverage at all or at premiums that we consider to be commercially viable. The fish farming insurance industry is characterized by a limited number of providers. Even for insurable biological events, the coverage often involves a significant deductible in the form of an insurance excess or requirements regarding mortality per net pen or site. Coverage may furthermore be dependent on the insurance value of the fish, which may be at positive or negative variance with the book value. There will always be a risk that certain biological events or natural phenomena may occur for which no or only partial insurance coverage is payable.

Risks Related to Our Supply of Fish Feed and Our Feed Operations

We could face higher costs for fish feed as a result of higher prices and reduced availability of the main ingredients used in fish feed production.

Fish feed costs accounted for approximately 45% of our “cost in box” in 2015, and as a result, our results of operations and financial condition are dependent upon the cost of fish feed. Cost in box refers to fish feed, other seawater and non-seawater costs of our Farming segment measured per kilogram of salmon packed in a standard box for shipping. The fish feed industry is characterized by three large, global suppliers typically operating under cost plus contracts (which is the case for all of our third party fish feed contracts) and fish feed prices are, accordingly, directly linked to the global markets for the main ingredients in fish feed: fish oil, fish meal, canola oil, soy bean protein and wheat. Increases in the prices of these raw materials will result in an increase in our fish feed costs. Our own feed operation sources feed raw materials in the global market and is therefore subject to the fluctuations in the global markets for feed raw materials. The demand for fish feed is primarily driven by fish farming operations, which in turn depends on the stocking and farmed fish production levels, so increases in farmed fish production levels can lead to feed shortages and increases in fish feed prices (as demand for fish feed would increase demand for its ingredients). We may not be able to pass on increased fish feed costs to our customers.

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

As the main feed suppliers normally enter into volume contracts and adapt their production volumes to prevailing supply commitments, there is generally limited excess of fish feed available in the market. We still depend on third party feed suppliers in most regions where we operate. If one or more of our feed contracts were to be terminated on short notice prior to their respective expiration dates, we may be forced to find alternative suppliers in the market on short notice, incurring additional costs. A shortage in feed supply may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Production issues in our own feed operations could result in material additional costs to us.

We started producing our own fish feed in June 2014, and the plant supplied approximately 80% of our Norwegian fish feed requirements in 2015. If our feed operations encounter production challenges, including among others, challenges related to contaminated fish feed, labor stoppages, disruptions in the supply chain and environmental and regulatory issues, we may be forced to find alternative suppliers in the market on short notice, incurring additional costs. A shortage in feed supply may have a material adverse effect on our business, financial condition, results of operations or cash flow.

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

Certain of the marine raw materials to our feed operations, such as fish oil, are relatively costly and can be difficult to source. If these marine raw materials, or non-marine ingredients, become too costly or unavailable, we might be obligated to make rapid changes to our fish feed formulations. This could affect the quality of the pellets and the performance of the feed that we provide to our salmon, which ultimately could affect the quality of our fish and result in harm to our reputation, and increase the likelihood of product liability claims and product recalls. Changing our fish feed formulations may also increase the risk of contamination of our fish feed by harmful substances. In some cases, the contamination of our feed may result from factors outside our control, such as the negligent or fraudulent practices of one of our suppliers. Although we have implemented risk analysis and screening protocols to prevent the contamination of our feed by harmful substances, if contamination remained undetected, it could cause severe damage to the salmon, potentially causing health issues for the end-consumers, and result in our customers filing product liability claims against us. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

Our business consists primarily of raising and selling Atlantic salmon. Atlantic salmon accounted for 90.0% of our total revenues for the year ended December 31, 2015, and we expect this to continue for the foreseeable future. Accordingly, our business is heavily dependent on the market for Atlantic salmon. Consumer preferences often change rapidly and without warning, moving from one trend to another among many products. Shifts in consumer preferences away from Atlantic salmon would have a material adverse effect on our revenue.

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

We have fish farming operations in six countries and secondary processing plants in Norway, Ireland, Scotland, France, the United States, the Netherlands, Belgium, Poland, Germany, the Czech Republic, Chile, Japan, Taiwan, Vietnam, China and South Korea. In addition, in 2015, we sold our products in approximately 70 countries worldwide. We are subject to various risks and uncertainties relating to our international operations, including:

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

Political instability may have a material adversely affect our business, results of operations and financial condition.

We have operations in 23 countries, and sell our products throughout the world. As such, our business has been and may continue to be, affected by political instability in the countries in which we operate or sell our products. Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy in areas or regions of the world where we operate or sell our products may affect our business in unpredictable ways, including forcing us to increase security measure and causing disruptions of supplies and distribution markets. Any such political instability may have a material adverse effect on our business.

For example, our business has been adversely affected by the recent political crisis in Ukraine. In response to Russia's annexation of the Crimea region of the Ukraine in March 2014 and subsequent hostilities aimed at the Ukraine, the United States and the European Union imposed sanctions against Russia. In response, Russia announced its own trading sanctions against nations that implemented or supported the Russian sanctions, including the United States and some European Union nations. The Russian response, among others, included a ban on salmon imports from Norway, Ireland, Scotland and North America. In addition, the political instability in the region arising from the crisis in the Ukraine and sanctions, combined with low global oil prices, resulted in a significant devaluation of the Russian Ruble.

As a result of the ban on import of salmon products from certain countries and the sudden reduction in Russian purchasing power due to the depreciation of the Russian Ruble, our sales of seafood to Russia decreased by 37.2% from NOK

909.8 million in the year ended December 31, 2013 to NOK 216.3 million in the year ended December 31, 2015. An escalation of this conflict or a similar conflict in other regions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We depend on the availability of, and good relations with, our employees.

We had 12,454 employees as of December 31, 2015, approximately 30-35% of whom are covered by collective bargaining agreements. Our operations depend on the availability, retention and relative costs of labor and maintaining satisfactory relations with employees and the labor unions. Labor relations issues may arise from time to time. Failing to maintain satisfactory relations with our employees or with the labor unions may result in labor strikes, slowdowns, work stoppages or other labor disputes. The restructuring of our VAP Europe operations (Consumer Products) carried out in 2013 and 2014 resulted in a slowdown in production, as well as a strike at our French operations.

We depend on a small number of contractors for key industry supplies, such as fish feed and well boats.

We depend on major industry suppliers of well boats and fish feed. We rent most of our well boats that we use to transport our fish and, in some cases, harvest the fish. In addition, we purchase a major share of our fish feed requirements from third parties. There are a limited number of key suppliers of these items in our industry. Some of these suppliers may go out of business or discontinue production of the products we require for our operations. Failure to maintain good business relationships with these suppliers may lead to higher prices or an inability to acquire optimal products for our operation. If these suppliers go out of business, fail to deliver the agreed upon amount of products, stop doing business with us or materially increase their prices, it may have a material adverse effect on our business, financial condition, results of operation and cash flow.

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

Feed production, salmon farming and seafood processing are capital intensive industries. As the production cycle from eggs to finished products takes approximately three years, substantial working capital is required both in a steady state and in particular when increasing production. Our feed operations also have substantial working capital requirements. Our future development and growth may be dependent on access to external capital in the form of debt and/or equity capital. A lack of access to such capital or material changes in the terms and conditions relating to our external financing could limit our future growth and strategy.

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have significant indebtedness outstanding including a EUR 805 million syndicated borrowing facility, EUR 715 million principal amount of convertible bonds (the EUR 350 million convertible bonds due 2018 was converted to shares/redeemed during 2015) and NOK 1,250 million principal amount of unsecured bonds. We may need to refinance some or all of our indebtedness and may not be able to do so on attractive terms or at all. We may incur additional debt in the future, subject to limitations under our credit facilities and bond terms. The covenants in our credit facility require, among other things, that our equity ratio must be above 35% at all times.

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

•	limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	increasing our vulnerability to downturns in our business or in economic conditions generally;

•	placing us at a competitive disadvantage compared to competitors that have less debt;

•	making it more difficult for us to satisfy our debt obligations; and

•	limiting our ability to pay dividends.

For further information about our financing arrangements, see note 11 to our financial statements included in this annual report.

Fluctuations in value of our derivatives used to hedge our exposure to salmon prices may adversely impact our operating results.

Our business is exposed to fluctuating salmon prices, and we use derivative financial instruments to reduce such exposure. We hold certain positions in salmon derivatives that do not qualify as hedges for financial reporting purposes. These positions are marked to fair value and realized and unrealized gains and losses are reported in profit. In addition, although these contracts reduce our exposure to changes in prices for commodity products, the use of such instruments may ultimately limit our ability to benefit from a favorable trend in salmon prices. We also hedge our exposure to salmon prices through short- to medium-term contracts for physical delivery of salmon. Such contracts can adversely affect our profitability when spot prices are increasing.

Fluctuations in value of our currency exchange rates may adversely impact our operating results.

We are also exposed to changes in currency exchange rates as a part of our business operations. Prior to January 1, 2016 our reporting currency was NOK, which is the reporting currency used in this Annual Report. Starting January 1, 2016, we have changed our reporting currency from NOK to EUR. Our net sales and costs will therefore be affected by fluctuations in the rate of exchange particularly between EUR, our new reporting currency, and NOK, USD, GBP and JPY, which are our main financing and revenue currencies beyond EUR. Although we seek to hedge our exposure to fluctuations in these currencies, such hedging arrangements may not be effective. Failure to adequately hedge our exposure may have a material adverse effect on our business, financial condition, results of operations or cash flow.

We are subject to fluctuations in interest rates due to the prevalence of floating interest rates in our debt.

With the exception of convertible bonds with a principal amount of EUR 715 million, we are generally financed using floating interest rates. Our hedges (interest rate swaps) against interest rate fluctuations in our main financing currencies (EUR, USD and GBP) related to our interest-bearing debt, may be ineffective in protecting us from the effects of interest rate increases.

If our customers fail to fulfill their contractual responsibilities, we may suffer losses.

We are exposed to the risk of losses if one or more contractual partners do not meet their obligations. We cannot guarantee that we will be able to recover losses from trade receivables from the credit insurance companies or that our credit evaluations of trading partners will be effective.

Risks Related to Tax and Legal Matters

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

Climate change could have an effect on the severity of weather (including hurricanes and floods), sea levels and temperatures of the seawater with potential direct or indirect impact on diseases and growth conditions as well as availability of fish feed raw materials. If any such effects were to occur, they may have a material adverse effect on our business, financial condition, results of operations or on our suppliers.

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

Risks Related to Strategy - Acquisitions and Expansions

Conditions in the Chilean salmon industry may prevent us from achieving the expected benefits from our acquisition of Acuinova.

In 2014, we entered into an agreement to purchase all of the assets of Acuinova, a Chilean salmon farming company, representing a capacity to produce approximately 40,000 tonnes of salmon gutted weight equivalent per year, including a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing plant. At the time of the acquisition, we expected the acquisition to result in various benefits to us, including expansion of our farming and secondary processing capabilities into a, for us, new region in Chile.

Some of the benefits of this transaction may not be achieved or, if achieved, may not be achieved in the time frame in which they were expected. During 2015, we sustained material losses in our Chilean farming operations due to very challenging market conditions in the US, where prices were at historically low levels throughout the year, combined with increasing costs due to biological challenges. In the first quarter of 2016 the biological challenges escalated further due to algal blooms. We have therefore decided to reduce our smolt stocking temporarily to minimize our losses. The reduction in smolt stocking will also affect the utilization of assets purchased from Acuinova. Whether we will actually realize anticipated benefits over time depends on future events and circumstances, some of which are beyond our control. Also, the potential synergies we currently anticipate may not be realized.

As a result of this transaction, we also have increased our exposure to Chile and the Chilean salmon industry. Future growth in revenues, earnings and cash flow will therefore be partly dependent on future economic conditions and conditions in the Chilean salmon industry. Any volatility in Chile, including volatility arising from an economic downturn, political or regulatory instability or another significant negative event, such as a natural disaster, may have a material adverse effect on our business, results of operation and financial condition or cash flow.

 The construction and potential benefits of our new fish feed facility are subject to risks and uncertainties.

In December 2015, the Board of Directors approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018. Our ability to complete the construction on a timely basis or within budget, is subject to a number of risks including our ability to obtain the necessary licenses and permits, construct the plant as planned and start commercial feed production. As the capacity of the plant is higher than our own current needs, we depend on third party sales to fully utilize the plant. If we are unsuccessful in developing this plant or fully utilizing its capacity, or are otherwise unable to run an efficient operation, we may not be able to fully capture the intended benefits.

The potential benefits of our expansion of the Ustka plant in Poland to increase and streamline production of value added seafood products are subject to risks and uncertainties.

Our value added processing plant in Ustka, Poland is among the largest in the world and during 2015 we initiated and largely completed a master plan to increase and streamline our production at the plant. Our ability to utilize the increased capacity and capture the anticipated benefits is subject to a number of risks including our ability to continuously develop and sell new value added products and maintain our good customer relationships.

The potential benefits of our investment in a new, large value added seafood plant in Rosyth, Scotland is subject to risks and uncertainties.

During 2015, we completed the construction of a large value-added seafood processing plant in Rosyth, Scotland. Full scale commercial production commenced in the fourth quarter of 2015. In 2015, we incurred substantial financial losses as a result of start up challenges in production. Starting up a new plant involves risks and if we are unable to solve the start up challenges, the plant may have material adverse effects on our business, results of operation, financial condition and cash flow. In addition, an inability to solve the challenges could cause reputational harm.

We would be adversely affected if we expand our business through acquisitions or greenfield projects but fail to successfully integrate them or run them efficiently or retain the associated fish farming licenses.

We regularly evaluate expansion opportunities such as acquiring other businesses, building new processing plants, fish farming operations, fish feed plants or entering into new related areas of operations. Significant expansion involves risks such as incurring additional debt to finance the acquisition or expansion and risks relating to integrating the acquired business or new plant, farm or operation into our existing operations and attracting and retaining customers. If we are unable to integrate acquired businesses or newly formed operations, this may have a material adverse effect on our business, financial condition, results of operations or cash flow. Furthermore, in many jurisdictions, we may be required to obtain consents or other regulatory approvals should we obtain ownership in a company holding fish farming licenses, and we may be unable to obtain these consents.

Risks Related to Reporting

We have identified material weaknesses in our internal control over financial reporting in the past, and if we are unable to maintain effective internal control over financial reporting or effective disclosure controls, this could have a material adverse effect on our business.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. SEC rules implementing Section 404 of the Sarbanes-Oxley Act require that, beginning with the annual report on Form 20-F for the year ended December 31, 2014, we had to include a report of management on our internal control over financial reporting in our annual report that contained an assessment by management of the effectiveness of our internal control over financial reporting. In addition, from the same time, the annual report was required to include an auditor’s report on our internal controls. We and EY, our independent auditor, have concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Although we have concluded that our internal control over financial reporting was effective for the year ended December 31, 2015 there can be no assurance that our control system will effectively prevent material misstatements in our consolidated financial statements going forward. A presence of ineffective controls or a material misstatement in our consolidated financial statements may have a material adverse effect on investor confidence.

Risks Related to Compliance

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

For example, on July 23, 2014, we were advised that the European Commission had decided to impose a fine on us in the amount of EUR 20 million as a consequence of an alleged breach of the provisions of the European Merger Regulations. We appealed the European Commission decision and the appeal has been filed with the EU General Court. We expect to receive the EU General Court's decision in 2016, and we have made a provision in the amount of EUR 20 million.

Furthermore, antitrust regulations may restrict further growth in some of the jurisdictions in which we operate and have a significant market share, such as Norway, the European Union and Canada, among others. Risks of infringing competition laws and regulations are higher in markets in which we hold a leading position. In such markets, the applicable antitrust and completion laws and regulations could reduce our operational flexibility. Responsible authorities and jurisdictional bodies may take actions, potentially contrary to our interests, aimed at maintaining our reinforcing competition in our markets. In 2013, we agreed with the European Commission to divest certain parts of Morpol in connection with the acquisition of Morpol. Further similar actions could have a material adverse effect on our business, financial condition, results of operations or cash flow.

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

During 2015, our internal system for reporting food safety incidents captured six incidents, four of them classified as more serious and two of them involved a voluntary recall due to detection of Listeria. None of them led to any reported illness or negative impact for consumers. In 2014 we reported four such incidents. We define a food safety incident as a situation that requires specific actions to maintain the safety of our products. Typical food safety incidents may be labeling errors related to ingredients that may cause allergies in sensitive individuals or to the product’s shelf life. Incidents defined as more serious are incidents that may have an impact on consumer health, e.g., such products may contain food-borne pathogens, foreign bodies or labeling errors related to allergens.

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

A failure to comply with the laws and regulations in the countries where we operate could result in serious adverse consequences for us.

Our global operational footprint make us subject to various risks and uncertainties relating to our international operations including compliance with domestic and international laws. A failure to comply with the laws and regulations in the countries where we operate could result in fines, withdrawal of operational rights and other serious adverse consequences for us.

Risks Related to Our ADSs

We are exempt from some of the corporate governance requirements of the New York Stock Exchange.

We are a foreign private issuer, as defined by the SEC, for purposes of the Securities Exchange Act of 1934, or the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from some of the corporate governance requirements of the New York Stock Exchange, or the NYSE. We are permitted to follow the practice of companies incorporated in Norway and listed on the Oslo Stock Exchange, or OSE, in lieu of the provisions of the NYSE’s corporate governance rules, except that:

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

In march 2016, our existing significant shareholder sold approximately 8.4% of the shares in Marine Harvest, which resulted in volatility to the price of our ADSs. As of March 29, 2016 our existing significant shareholder held approximately 17.7% of Marine Harvest. If our existing significant shareholder further sells, or indicates an intention to sell, substantial amounts of our ADSs or ordinary shares in the market the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sale of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. For further information on the share price of our ADSs see "Item 9, Offer and Listing - A. Offer and Listing Details."

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

The Norwegian equity market is smaller and less liquid than the major U.S. and some other EU securities markets. The OSE is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2015, the aggregate market capitalization of the OSE was equivalent to approximately NOK 1,993 billion (approximately USD 235 billion). In contrast, as of December 31, 2015, the aggregate market capitalization of the NYSE was approximately USD 22,702 billion. The relative volatility and illiquidity of the Norwegian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire (or at all) and, as a result, could adversely impact the market price of these securities.

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

In 2015, the U.S. capital markets experienced extreme price and volume fluctuations, and this volatility has affected, and may continue to affect, the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of shares of the ADSs to decline. Any volatility in the capital markets in the United States or elsewhere or elsewhere may have an adverse effect on the price of the ADSs.

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

Overview

We are the world's largest producer of farmed salmon, both by volume and revenue, offering fresh, whole salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. We currently engage in three principal types of production activities:

•	salmon feed production in Norway;

•	fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands; and

•
secondary processing of seafood in Norway, Chile, Ireland, the United States, Scotland, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, Taiwan, China and South Korea.

We opened our first own feed factory in June 2014 to facilitate our control of the value chain, adapt our feed rapidly and assist in ensuring quality throughout the process. We use fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil as the raw materials for our salmon feed. We currently produce salmon feed only in Norway, and at present our entire output is for internal use. Small scale third party sales are expected to commence in 2016.

During our feed plant's first full year in operation in 2015, we produced more than 280,000 tonnes of feed, or approximately 80% of the full year needs in our Norwegian farming operations, based on 2015 production. A second feed plant is now planned for Scotland. Through the gradual in-sourcing of feed, we expect to obtain lower feed costs as well as improved growth, feed conversion rates and end-product quality.

Our fish farming operations cover the salmon’s entire lifecycle, from egg to harvestable size. We also have facilities for harvesting and primary processing of our fish. Our strategy is to produce our own eggs to secure the selection of the best genetic properties. We keep our own broodstock and invest significant efforts and resources to improve the performance, disease resistance, quality and welfare of the fish. Juvenile fish (smolt) are transferred to the sea once they have reached approximately 100 grams in weight. The fish are then nurtured in the sea for a period of 15-22 months depending on the size of the smolt stocked, the temperature of the seawater, our farming practices and the biological situation. At harvestable weight, approximately 5 to 6 kilograms live weight equivalent, or LWE, the salmon undergoes primary processing into gutted weight equivalent, or GWE, which is the main commodity sold to the markets and used in most reference prices. Our customers are retailers, secondary processors, including our own operations, and distributors.

Our secondary processing operations turn the gutted fish into products such as fillets, steaks and other portions of fish - smoked, fresh and frozen. We operate 29 secondary processing facilities, with the largest facilities located in Ustka, Poland; Bruges, Belgium; and Boulogne and Landivisiau, France. Secondary processing activities include further preparation to create ready-to-heat or ready-to-eat products and packaging the products. Purchasers of secondary processed salmon include retailers, such as grocery stores, food service providers such as hotels and other service and catering entities, as well as industry customers including meal and salad producers.

In 2015, 61% of our harvested volume derived from Norway, 15% from Chile, 12% from Scotland, 10% from Canada, and the remaining 3% from the Faroe Islands and Ireland.

We are in the process of transforming ourselves from a production-driven fish farming company into an integrated marine protein provider, expanding in fish feed and broadening our secondary processing operations. In line with our strategy, and based on the positive experience from our feed plant in Norway and since our third party European feed purchases remain significant (where our Scottish, Faroese, and Irish farming operations remain 100% supplied by third party feed), the Board of Directors in December 2015, approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed, with the potential for further expansion. The construction of the plant is expected to commence in 2017, and it is expected to be completed during the first half of 2018, when our existing third party feed contracts expire.

The broadening of our secondary processing operations started with the acquisition of Morpol, a world leading secondary processor of salmon in 2012/2013. During 2015, we largely completed an upgrade of the processing plant in Ustka, Poland to streamline the operation and improve production efficiency, and started large scale production of value added products for deliveries to a major UK retailer from our plant in Rosyth, Scotland. The expansion of our processing activity is in line with our integrated protein provider strategy.

On the fish farming side, the assets acquired in Chile in 2014, were integrated into our Chilean farming operations during 2015. In an effort to reduce the risks associated with our farming operations, we intend to operate in two regions in Chile going forward, Region X, our old farming cluster, and Region XI, where the acquired assets are located. Both regions operate a full value chain including freshwater and seawater operations, as well as primary and secondary processing plants.

Further to our integrated marine protein provider strategy, Marine Harvest sees an opportunity to streamline production and cut costs related to the operations of vessels (work boats, well boats, feed boats), the majority of them currently being leased from third party. To this end, the Board of Directors has decided to evaluate the possibility of a new Business Area, Marine Harvest Shipping. The Business Area is expected to be developed gradually through organic growth, starting with the recruitment of a COO in 2016.

We harvested 420,148 tonnes and 418,873 tonnes tonnes of salmon gutted weight in the years ended December 31, 2015 and 2014, respectively. Our EBIT was NOK 3,092.8 million and NOK 3,633.4 million for the years ended December 31, 2015 and 2014, respectively. Our Operational EBIT was NOK 3,106.6 million and NOK 4,254.0 million for the years ended December 31, 2015 and 2014, respectively. Our ROCE was 12.6% and 20.2% for the years ended December 31, 2015 and 2014, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and ROCE and for a reconciliation of Group Operational EBIT to Group EBIT.

 Corporate Foundation

Our foundation is based upon the belief that by farming the ocean, we can sustainably produce healthy, nutritious and affordable food for the wider society. 70% of our planet is water, yet the United Nation's Food and Agriculture Organization (FAO) estimates that only around 2% of the world’s food supply comes from the sea. This includes both farmed and wild-caught fish.

We believe that global consumption of farmed seafood will increase in the future, both in terms of overall volumes and as a percentage of the global food supply, for the following reasons:

•
Global population growth: The global population is expected to grow from 7.3 billion in 2015 to over nine billion by 2050, resulting in an increased global demand for food - including proteins. According to the FAO, an additional 47.5 million tonnes of aquatic food will be required by 2050 simply to maintain the current global seafood consumption level.

•	Increasing per capital income in emerging markets: As populations in emerging markets become wealthier, their disposable income and consumption of proteins are expected to increase.

•
Health benefits of seafood: A diet that includes fish twice a week helps combat obesity, and forms part of a healthy lifestyle, according to dietary guidelines prepared by the US Department of Agriculture and the US Department of Health and Human Services.

•
Carbon efficiency of aquaculture: We believe that aquaculture can provide healthy proteins in a carbon-efficient way. On the basis of efficient energy and protein utilization, low feed conversion rates (which measures the number of kilograms of feed needed to increase an animal’s body weight by one kilogram) and edible yield (which measures the percentage of the animal that can be consumed), Atlantic salmon provides a more carbon-efficient source of protein than beef, pork or chicken. As Atlantic salmon is a cold-blooded animal (the body temperature equals that of its surroundings) it does not need to spend energy keeping its body temperature higher than the environment it lives in. This is not the case for cattle, pigs and chicken, which is one of the reasons for salmon’s superior energy efficiency.

•
Wild fish supply with limited growth potential: The wild fish supply is not expected to meet the increased demand for fish driven by global population growth. According to the FAO, the wild fish harvest has remained relatively stable since the late 1980s. However, as the global population has increased, the wild fish catch has dropped from 17 kilograms per person at its peak in 1988 to 13 kilograms in 2013. (The figures in each case include fish not used for human consumption.) In contrast, the output from fish farming has soared from two kilograms per person per year in 1988 (12 million tonnes) to 10 kilograms per person (70 million tonnes) in 2013.

•
Soil erosion necessitates new ways of thinking about how to feed the world: Today, soil-based farming is generating almost all the food consumed in the world, but current practices are not sustainable. Increased demand for agricultural commodities generates incentives to convert forests and grasslands into arable fields and pastures. The transition from natural vegetation to agricultural production often results in the physical degradation of the soil. In fact, many agricultural plants may increase soil erosion beyond the soil’s ability to maintain itself. According to WWF, half of the topsoil on the planet has been lost in the last 150 years. New ways of thinking about how to feed the world are therefore required.

Based on the above, we believe that fish farming is the right way to secure access to healthy proteins for the world’s growing population.

Our Guiding Principles

Our four guiding principles underpin our vision and guide our behavior in a balanced way. Growth must be sustainable from an environmental, social and financial perspective. We need good financial results to drive the sustainable development of our operations. This interdependency is the foundation for our four equally important guiding principles: “Profit”, “Planet”, “Product” and “People”. Balancing the four principles is a prerequisite for Leading the Blue Revolution.

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

•	Product: We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

•	People: The safety, self-respect and personal pride of our employees cannot be compromised if we are to succeed as a company with good relationships with the local communities.

Our Strategy

Our ambition is to be a leading, integrated provider of proteins from the ocean. We aim to be the leader in all key areas, from the production of fish feed to meeting the needs of the market. By integrating the entire value chain, we can control our products from feed to fork, and be more proactive in addressing challenges related to sustainable feed, farming and value-added processing. To this end, we will work to:

•	Supply innovative quality products.

•	Secure long-term success by safeguarding our natural capital.

•	Engage with stakeholders in partnerships for improved understanding and development.

•	Continue to integrate vertically.

Supply innovative quality products

Without a continuous process to develop new, innovative products we will not maintain a leading position. In 2015, we continued to strengthen our product innovation and branding efforts. Following the burger trend in Europe we developed a breaded salmon burger for the fresh prepacked and frozen market. The fresh prepacked version has been successfully launched in retailers in Belgium, the Netherlands, France, Germany and Spain, while the frozen burgers are ready for launch in 2016. In the US we introduced a new line of fresh, skin-packed products in 4,000 Walmart stores. The concept of skin-packed seafood is new to our customers in the US. The technology has been well received and our products are being noticed for their presentation and freshness based on customer and consumer feedback. The introduction of the Mowi brand in Japan in 2014 has been a success, not only in terms of volume growth for Mowi products, but also in driving the entire salmon category. For Japanese customers who desire a tasty and exclusive product, Mowi’s attractive appearance and heritage confirm the salmon’s high quality. During 2015 we added new Mowi products, introducing sliced Mowi sashimi and smoked Mowi products.

Secure long-term success by safeguarding our natural capital

Sustainable production is a prerequisite for long-term value creation in salmon farming. We believe our commitment to the ASC salmon standard and our commitment to the Global Salmon Initiative (GSI) are important initiatives for bringing about change in the industry, and to sustainable growth for Marine Harvest. At the end of 2015, we had 39 sites ASC certified (31 in Norway, two in Scotland, one in Ireland, three in Canada and two in Chile) representing 24% of our operative sites. At least 20 additional sites are expected to be certified in 2016. Marine Harvest is the leader in ASC implementation, with more than 40% of the total number of certified sites for Atlantic salmon globally, which is more than any other salmon producer.

Despite the increased number of escape incidents and volume of escaped fish in 2015, we maintain our target of zero-escapes. Improving our training programs and sharing knowledge after every escape incident will help to minimize the potential for human error. Innovations in net materials and designs will also help to make our production systems more resilient to severe weather conditions.

We aim to reduce our carbon footprint by optimizing our energy consumption throughout the value chain.
Climate change poses a potential challenge to our industry. Fish farming depends on thriving aquatic ecosystems, which are particularly vulnerable to the effects of global warming. Rising ocean temperatures and ocean acidification are the two main threats our business may face due to climate change. As climate change could potentially have a detrimental effect on our industry, it is important that we do our part to help reduce greenhouse gases in the atmosphere, both by providing a more climate-friendly protein alternative and by reducing our own emissions. Measured in terms of the intensity of greenhouse gas emissions per Business Area (CO2e/tonne produced/sold), our 2015 results showed a reduction in Feed compared to 2014, while Farming and Sales and Marketing increased their intensity rates due to inclusion of departments and units not previously included in the calculation. In Farming, the freshwater departments were added in Norway and in Chile we included former Acuinova operations. In sales and Marketing we included our operations in Vietnam for the first time in our 2015 reporting.

Engage with stakeholders in partnerships for improved understanding and development

We believe the farming of safe, healthy and sustainably produced fish is our way forward. For this reason, we actively engage in partnerships with key industry and stakeholder groups to exchange ideas and improve our performance. These include the Global Salmon Initiative (GSI) for greater industry cooperation and continuous progress on industry sustainability challenges, and our commitment to have 100% of our farms meet the Aquaculture Stewardship Council (ASC) standard by 2020.

We actively seek to develop our cooperation with WWF Norway and other organizations. In 2015 we renewed our cooperation agreement with WWF Norway.

We are committed to cooperating with the communities in which we operate, appreciating that these communities may be as dependent on us as we are on them.

Vertical integration

We believe there are benefits to vertical integration, due to the greater capacity it gives us to control the production process. We refer to activities which occur after farming (i.e. secondary processing) as downstream operations and activities occurring prior to farming (i.e. feed production) as upstream operations. Our integrated production helps us stabilize costs, control the quality of our products and improve efficiency. Over time, vertical integration is expected to result in more stable earnings and unlock future growth. We expect to be less exposed to the cyclical nature of salmon prices, and be better able to control the quality of our products. In 2015 we invested capital to increase the capacity of our existing Feed, Farming and Value-Added Processing operations. In December, the Board also gave the go-ahead for two major strategic initiatives: the building of a new feed plant in Scotland and the evaluation of a new Business Area - Marine Harvest Shipping.

Upstream: During 2015, we invested further in efficiency improvement projects at our feed plant in Bjugn. We have also expanded the capacity of the plant to an estimated 310,000 tonnes per year, compared to a nominal 275,000 tonnes at the end of 2014. In December 2015, the Board of Directors approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed, with the potential for further expansion. The construction of the plant is expected to commence in 2017, and it is expected to be completed during the first half of 2018. The decision to build the plant is in line with our strategy, and is based not only on the positive experience from our feed plant in Norway, but also the fact that our third-party European feed purchases remain significant. All the feed used at our Scottish, Faroese and Irish farming operations is externally sourced.

Further to our integrated marine protein provider strategy, we see an opportunity to streamline production and cut costs related to the operations of work boats, well boats and feed boats, the majority of which are currently leased from third parties. To this end, the Board has decided to evaluate the possibility of establishing a new Business Area, Marine Harvest Shipping. The new Business Area is expected to be built up gradually through organic growth, starting with the recruitment of a Chief Operating Officer in 2016.

Farming: We have said for some time that we may pursue selective mergers or acquisitions in Norway and Chile to increase our share of global salmon production. In January 2015, we announced our intention to merge our Chilean operations with the activities of Empresas AquaChile SA. The merger was subject to a number of conditions, including execution of definitive transaction documents, due diligence and approvals from the relevant competition authorities. We were unable to reach a joint final agreement and the Conditional Transaction Agreement was terminated by mutual consent in June 2015. We still believe a consolidation of the Chilean industry is a prerequisite for sustainable development in the industry, and will continue to pursue opportunities as they arise.

In June 2015, the Norwegian government announced a 5% expansion opportunity for all existing sea water licenses contingent on strict biological conditions being satisfied. Marine Harvest has in this regard decided to acquire a 5% increase in the maximum allowed biomass for 15 licenses in Region South. The cost of the increase is NOK 1 million per license. We are evaluating whether to utilize this expansion opportunity in other parts of Norway.

During 2015, we continued our expansion in freshwater. We completed a new recirculation hatchery in Norway (Steinsvik), with a capacity of 1,200 tonnes. We started one further project in Norway and two in Canada, all based on recirculation technology. Our freshwater investments are expected to secure larger and better quality smolt, which will reduce production time in the sea and associated biological risk.

Downstream: As we are aiming for growth in sales of our new and existing products, production capacity must also increase. Our Rosyth plant, near Edinburgh, opened in 2015. It offers capacity and scope for a wide range of innovative products in the seafood category. The plant has become even more important after a major UK retailer decided to make Marine Harvest their supplier of value-added salmon from November 2015. Deliveries under this contract will mean a significant expansion for the plant and more local jobs.

In 2015, we largely completed the upgrade of the processing plant in Ustka, Poland, to streamline the operation and improve production efficiency. The size of the plant in Ustka helps us achieve economies of scale in our value-added processing, and the upgrades to the plant will further improve our production efficiency and enable us to serve our customers even better, through dedicated production areas for the different types of products/processes.

Operational Strengths

Our leading market position allows us to benefit from economies of scale and our geographic diversity reduces our exposure to regional trends

We are the largest producer of farmed salmon and, with the acquisition of Morpol, the largest salmon processor in the world. In the year ended December 31, 2015, we harvested 420,148 tonnes of salmon gutted weight, compared to 418,873 tonnes in 2014.
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
We believe that our emphasis on research and development, nutrition, health and quality assurance has made us a technological leader in the industry. Research and development activities within the operating segments are supervised by our Global Research and Development and Technical Department. Our research and development activities are conducted by experienced technical personnel within our operating segments and our activities include research in the areas of biometrics, fish feed and nutrition, fish health and welfare, food safety and product quality, technology, environment and sustainability, as well as breeding and genetics.
Our research and development efforts help us solve operational challenges faced by our feed, farming and processing operations. We view research and development as crucial for further development and strengthening of the relatively young salmon farming industry. Our technical staff is involved in government and industry-led research projects and programs, and we believe this reflects the strength of our research and development staff. In addition to collaboration with and outsourcing of research and development activities to external research institutions, we own and operate four research facilities in Norway, Scotland and Chile and have additional R&D licenses for closed/semiclosed farming in Norway. Our R&D assets also include Morpol Technology in Poland, an internal department within our downstream processing organization with knowledge and development within construction and manufacture of processing equipment as well as our new product development (NPD) units in the US, Belgium, Poland and Taiwan. Innovation and new product development is essential in providing our customers and consumers with unique products. Our NPD units are therefore an integrated part of our Sales and Marketing organization.
Our experienced management team and technicians maintain institutional knowledge and increase efficiency
Our management team consists of highly experienced professionals in the seafood industry, with backgrounds across all disciplines of seafood cultivation and processing and significant experience in managing a vertically integrated platform.
Our chairman, Ole-Eirik Lerøy, and CEO, Alf-Helge Aarskog, aspire to be pro-active in their management of our business by identifying opportunities in the markets we serve. In January 2016, our Chairman was awarded Chair of the Year 2015 for his vital contribution to change, sustainability and strong financial performance at Marine Harvest. We continue to look and position ourselves for future growth.
We also have a large network of highly trained, knowledgeable technicians who manage our farms and processing facilities. We believe that such institutional knowledge and human resource capital enable us to operate our farms and processing facilities more efficiently.
Product—How We Create Tasty and Healthy Seafood

We produce our own fish feed, farm Atlantic salmon and engage in primary and secondary processing of salmon and other seafood. Our main product is Atlantic salmon, with salmon sales accounting for 90.0% and 91.7% of the total revenue for the years ended December 31, 2015 and 2014, respectively. Our non-salmon products include cod, Alaska pollack, shrimp, plaice, redfish and pangasius.

Fish feed production

Our salmon feed production entails using feed raw materials, including fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil, to produce salmon feed. We currently only have salmon feed production in Norway, and our entire production is currently for internal use. We expect to start limited supplies to third parties in 2016. Our first feed plant began operations in the second quarter of 2014 and in 2015, the Board approved the construction of a second feed plant in Scotland.

Salmon Farming Operations

We farm our salmon in Norway, Chile, Scotland, Canada, the Faroe Islands and Ireland.

Salmon farming entails transforming salmon eggs to smolt to a full-grown salmon of typically four to five kilograms gutted weight. The salmon production cycle has five linked phases: freshwater, seawater, harvesting, processing and distribution. Salmon farming follows the same cycle as takes place naturally for wild salmon. The overall life cycle of salmon typically takes between 24 and 36 months, starting in freshwater and involving several stages in freshwater before the young salmon, or smolt, is ready for the sea.

The freshwater phase occurs in hatcheries/land based smolt units (tanks on land) or in freshwater lakes. Initially, broodfish, which are salmon selected for breeding purpose, are stripped for eggs. The eggs are then fertilized under controlled conditions, or spawned, and transferred to hatching trays. Once the eggs hatch into alevins, they grow in the hatching trays until they become fry and are ready to be moved into freshwater tanks on land (outdoor or indoor) or to pens in freshwater lakes. The fry grows until it becomes smolt, a stage at which the fish is normally between 60 and 120 grams, but sometimes larger and is ready to transition into the seawater phase, a process called smoltification.

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

Our ambition is to apply best production practices across geographies to optimize production in a sustainable way. Managing all of our farming activities in one Business Area facilitates the transfer of knowledge and best practices within the Group. Close cooperation with our Global Research and Development and Technical Department contributes to improvements in fish health, feeding efficiency and use of medicines. Each geographic operation is fully integrated, with operating units in each country where we farm salmon having full control of the value chain from smolt production and farming, via processing to packaging activities.

When salmon reaches market weight, it is harvested. The fish may be gutted at the site at the time of harvesting or at a central point prior to preparing the fish for sale. Fish not yet gutted are transferred to primary processing plants. Fish gutted on site are transported to our processing facilities for packaging or further processing.

In 2015, 61% of our harvested volume derived from Norway, 15% from Chile, 12% from Scotland, 10% from Canada, and the remaining 3% from the Faroe Islands and Ireland. The following chart shows harvest volume of salmon in tonnes gutted weight in 2014, 2013 and 2012 by region of origin:

	Year ended December 31,
	2015	2014	2013
	(in tonnes GWE)
Region of Origin
Norway	254,751	258,021	222,494
Scotland	50,144	48,858	48,389
Canada	40,112	26,697	33,059
Chile	62,482	67,504	28,281
Ireland	9,736	6,260	5,883
Faroe Islands	2,923	11,532	5,665
Total harvested volume of salmon	420,148	418,873	343,772

The following graphic shows our global operations including harvest/produced or sold volume in 2015 and the number of full time equivalent employees by area:

Canada
40 112 tonnes GWE salmon harvested, 479 FTE in Farming
Faroe Islands
2 923 tonnes GWE salmon harvested, 34 FTE in Farming
Corporate and Halibut
90 FTE in Norway.
Norway
254 751 tonnes GWE salmon harvested, 1 505 FTE in Farming, 281 655 tonnes feed produced, 83 FTE in Feed
Consumer Products
109 838 tonnes end product weight, 6 504 FTE across Europe.
Markets Americas
461 FTE across America
Chile
62 482 tonnes GWE salmon harvested, 1 096 FTE in Farming
Ireland
9 736 tonnes GWE salmon harvested, 226 FTE in Farming and Sales
Scotland
50 144 tonnes GWE salmon harvested, 621 FTE in Farming
Markets Europe
166 FTE across Europe
Markets Asia
1 189 FTE across Asia

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

Our secondary processing operations entail using the gutted fish to prepare products such as fillets, steaks, and other portions of fish - smoked, fresh and frozen - for retail and food service. Secondary processing activities include packaging the products and further preparation to create ready-to-eat and ready-to-heat products. Our secondary processing activities take place in our own processing facilities in Norway, France, Germany, Scotland, the Czech Republic, Poland, Ireland the Netherlands, Belgium, Chile, the United States, Japan, Taiwan, China, Vietnam and South Korea. Some of the secondary processing takes place in our primary processing facilities. The main products produced by our secondary processing facilities are fillets, steaks, portions and loins of salmon and white fish, coated seafood, smoked seafood and elaborated seafood. We offer a wide range of value added products of approximately 60 different seafood species; the main species used in our secondary processing operations are Atlantic salmon, cod, pangasius, saithe, Alaska pollack, redfish, plaice, haddock and shrimp. Atlantic salmon comprised the large majority of the inputs used by our secondary processing facilities in 2015 and most of it was produced in our farming operations. Other input used in secondary processing are purchased from third parties.

The following table shows our processing facilities by location and 2013-2015 production, broken down between primary processing and secondary processing facilities:

Country	Harvest Volume 2015	Secondary Processing Production 2015(1)	Harvest Volume 2014	Secondary Processing Production 2014(1)	Harvest Volume 2013	Secondary Processing Production 2013(1)
	(in tonnes GWE)	(in tonnes)	(in tonnes GWE)	(in tonnes)	(in tonnes GWE)	(in tonnes)
Norway	254,751	39,749	258,021	40,870	222,494	—
Scotland	50,144	2,500	48,858	—	48,389	—
Ireland	9,736	1,017	6,260	827	5,883	900
Chile	40,112	27,267	26,697	30,628	33,059	13,000
Canada	62,482	—	67,504	—	28,281	—
Faroe Islands	2,923	—	11,532	—	5,665	—
France	—	18,459	—	20,517	—	22,700
Netherlands	—	9,604	—	9,206	—	7,900
Belgium	—	9,750	—	9,623	—	11,700
Germany	—	2,504	—	266	—	—
Poland	—	62,241	—	59,961	—	8,300
Japan	—	4,448	—	3,834	—	2,646
United States of America	—	15,096	—	13,871	—	8,800
Vietnam	—	3,789	—	3,863	—	—
Czech Republic	—	2,033	—	2,360	—	1,820
Taiwan	—	1,703	—	808	—	36
South Korea	—	390	—	364	—	76
China	—	306	—	113	—	119
Total	420,148	200,856	418,873	200,605	343,772	117,797

(1)
In Norway, the secondary processing performed is limited to producing fillets, both for sales to end customers and as raw material for internal and external industrial processors. Approximately 70% of the fillet volume produced in Norway in 2015 was sold internally for further processing, and as such this volume is counted twice in the above table. Similarly, the volume processed in the USA includes our Chilean fillet volume further processed in the USA.

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

In 2015, we started deliveries of value added seafood products to a major UK retailer from our new plant in Rosyth, Scotland. In 2016 we expect to undertake additional efforts to improve the efficiency of the plant and deliver high quality seafood products to our customers in the UK market. In 2015, we also largely completed our upgrades to our plant in Ustka, Poland to improve efficiency and better serve our customers with value added products.

Product Offering

The following are the main categories of the products that we sell:

•	Primary Processed Fish

•	Whole salmon, fresh or frozen: our own farmed salmon; the fish is gutted, head on and sold boxed on ice.

•	Secondary Processed Fish

•
Elaborated salmon, fresh or frozen: our own farmed salmon (as well as a limited amount of salmon produced by third parties) that has gone through secondary processing; and includes salmon fillets, steaks, portions, loins and further elaborated salmon products. Further elaborated salmon products include salmon tartar, stuffed salmon, terrines and brochettes as well as ready-to-heat and ready-to-eat meals such as salmon roast and salmon in different sauces.

•	Smoked and marinated salmon: our farmed salmon (and salmon produced by third parties), either cold or hot smoked or marinated.

•
Other products/Non-salmon species and ingredients: includes our white fish products such as marinated barbeque cod, plaice cordon bleu, dusted pangasius and cod loin, marinated shrimp skewers, fresh fish sticks, marinated cod loin, shrimp limone as well as ingredients such as fish oil.

The following chart shows our sales by product as percentages of our overall sales by value in 2015:

For comparable figures for 2014 and 2013, see “Item 5. Operating and Financial Review and Prospects.”

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

The following chart shows our sales of salmon by geographic region by value in 2015:

For further description and comparable figures for 2014 and 2013, see “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Revenue—Prices.”

We have operations in 23 countries, and sell directly to approximately 70 countries around the world. We can use the competitive advantage afforded by our fully integrated value chain, and competence from egg to finished products, to create unique products that deliver value for the consumer and our customers. Although our products generally are sold under private label, we increased our branding efforts in 2015. Our most recent branding and product innovation efforts include:

Mowi

In launching the Mowi brand in Japan, we identified the consumer needs and learned how they perceive salmon. Based on these findings, we made a product that targeted the expectations of Japanese consumers for a premium product. Sales of Mowi products were more than three times higher in 2015 than in 2014 with strong volume development in the second half of 2015.

Rebel Fish

In 2014, we launched Rebel Fish, a brand that is pushing the boundaries in its ease of preparation, in the US. The slogan for Rebel Fish is “from fresh to finished in 90 sec”. In 2015, Seafood International voted Rebel Fish Thai Chili the number one product of the year.

Supreme Salmon

In 2013, we launched Supreme Salmon in Taiwan. Our two Supreme Salmon stores in Taiwan continued to be a popular among consumers in 2015. New types of products were launched in 2015, e.g. ready meals, fresh and ready-to-eat products. We will open our third store in Tainan city in 2016.

Harbour Infusions

In 2013, we acquired Morpol, the biggest salmon processor in the world. In 2014, Morpol was merged with the former VAP Europe to form Consumer Products. The ambition of the new Business Unit is to become the seafood category leader, focusing on quality, innovation, brand building and excellence in consumer service.

An example of our product development efforts derived from Consumer Products is Harbour Infusions: a piece of salmon that is ready to serve after only three minutes in the microwave. In the third quarter of 2014, with no significant marketing support and limited distribution, Harbour Infusions became the biggest selling salmon portion-based meal in the UK by revenue. The brand is still performing well in retail and the feedback from consumers has been positive.

Distribution

We distribute the majority of our product through secondary processors and distributors. Although we increased our branding efforts in 2015, the secondary processed products produced by our Consumer Products segment, is mainly private label products, branded by our customers, or first price products. We distribute our products to customers, by a combination of road, rail, ship and air freight. Our priority is to maintain the freshness and quality of our products by ensuring effective packaging and an unbroken cold chain. We generally rely on third party distributors for our logistics.

Acuinova Acquisition

On September 15, 2014, we entered into an agreement to purchase all of the assets of Acuinova, a Chilean salmon farming company. In December 2014, we completed the acquisition and the agreed purchase price was USD 102.2 million, or NOK 757.8 million, excluding licenses with an assumed value of USD 23.0 million, or NOK 170.2 million, for which authorization was pending from the authorities. During 2015, the remaining licenses were acquired and the final amount was paid. The acquisition was accounted for as a business combination. Acuinova assets were consolidated into the Group as of December 23, 2014. As of this date, we could exercise rights over the assets, except for certain licenses as noted above. The assets represent a capacity to produce approximately 40,000 tonnes of salmon gutted weight per year. The asset purchase includes a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility. The purchase of Acuinova was in line with our strategy of forming a world-leading integrated protein group and we believe the acquisition further strengthens our effort to contribute to the consolidation of the Chilean salmon farming industry.

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

The following chart describes our certifications by Business Unit and activity in 2015 Some of the plants and sites within each Business Unit may not adhere fully or at all to all the described standards.

Business Unit	Activity	Certification
Ireland	Broodstock and juveniles	ISO 9001, ISO 14001, OHSAS 18001, GlobalGAP, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Freedom Food, Irish Certified Quality Salmon Organic
	On-growing	ISO 9001, ISO 14001, OHSAS 18001, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic, ASC
	Primary Processing	ISO 9001, ISO 14001, OHSAS 18001, BRC, Naturland Organic, BioSuisse Organic, MSC CoC, ASC CoC, EU Organic Aquaculture, Irish Certified Quality Salmon Organic
Chile	Broodstock and juveniles	SalmonGAP/GlobalGAP
	On-growing	GAA BAP, ASC
	Primary and secondary processing	GAA BAP, BRC (third party), ASC CoC
Norway	Broodstock and juveniles	GlobalGAP
	On-growing	GlobalGAP, ASC
	Primary and secondary processing	FSSC 22000, GlobalGAP, ASC CoC
Canada	Broodstock and juveniles	GAA BAP
	On-growing	GAA BAP, ASC
	Primary Processing	GAA BAP, ASC CoC
Scotland	Juveniles	Label Rouge, GlobalGAP, ISO 9001, ISO14001, COGP, RSPCA assured, Royal Warrant Holders
	On-growing	Label Rouge, ASC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, RSPCA assured, Royal Warrant Holders
	Primary processing	Label Rouge, BRC, ASC CoC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, RSPCA assured, Royal Warrant Holders
The Faroe Islands	Broodstock and juveniles	GlobalGAP
	On-growing	GlobalGAP
	Primary Processing	GlobalGAP
MH Consumer products	Secondary processing	IFS, BRC, BIO, GlobalGAP, ISO 22000, ASC CoC (salmon, tilapia, pangasius), Icelandic Responsible Fisheries (IRF), Kosher, RSPCA assured, Label Rouge
Americas	Secondary processing	SQF level 3, SQF level 2
Asia	Secondary processing	SQF level 3, ISO 22000

Planet—Sustainable and Environmentally Responsible Development

Quality fish feed, fish health and research and development are essential to the performance of our fish and the quality of our end product.

Fish Feed

Fish feed accounted for approximately 45% of our “cost in box” of harvested fish in 2015. We currently source a major share of our fish feed from third party suppliers, but started our own feed production facility in Norway in July 2014, and the plant supplied approximately 80% of our Norwegian feed requirements in 2015. In 2015, the Board decided to build a second feed plant in Scotland to supply our Scottish, Irish and Faroese operations. The building of the plant is expected to commence in 2017 and the first deliveries to our farming sites are expected in the first half of 2018. The investment is estimated to approximately GBP 80 million and it is expected to be phased over the years 2016-2018, with approximately 95% of the capital expenditure falling within 2017-2018. The expected capacity of the plant is 170,000 tonnes of feed per year, which will cover all our needs for fish feed in our Scottish, Irish and Faroese operations. We intend to finance the building of the plant through internally generated funds. Our need for fish feed beyond own production is sourced from external suppliers, providing the ability to benchmark our own operations with the rest of the industry.

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

We are continuously working internally and with our fish feed suppliers to alter feed recipes, based on the relative prices of raw materials, to ensure that the nutritional content in feed is achieved at the lowest possible cost. We are committed to feeding our salmon high quality raw materials that will result in optimal health and welfare and minimum environmental impacts.

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

In 2015, we began using salmon oil, a by-product from our own processing, in the production of salmon feed. The salmon oils are locally available, fresh, safe and of high nutritional quality. The introduction of this ingredient into our feed lifts pressure on fish oil from limited wild caught stocks and also reduces the carbon footprint of our production due to less need for logistics/transport. Salmon oil has only been used for some of our production in Norway in 2015. Another example of raw material expansion is use of by-products from livestock food manufacturing processes. These by-products have been used in salmon diets in North and South America for several years as alternatives to marine and vegetable feed raw materials. The products, which are food grade raw materials, are highly nutritious and represent an important resource from a sustainability perspective. We believe that these raw materials will play an even more important role in the future in ensuring sustainable growth of our industry.

In April 2014, we made a decision to clean all relevant fish oil used in our feed. Although our own verification program for final products, as well as regular testing conducted by food safety authorities show that we are far below the limits set by the food safety authorities, and well below the levels detected in most wild fatty fish, we decided, as the first global salmon producer, to start cleaning all relevant fish oil used in feed for our salmon and further ensure contaminant levels far below safe levels. We want to remove as much of the environmental pollutants as we can from the fish oil used in our feeds and to remove any uncertainty the consumer may have related to how much salmon they can eat. This is an important step for us in our strategy to become an integrated protein provider with total control and high quality from feed to fork.

Fish feed prices may be volatile. For further information on fish feed prices, see “Item 3. Key Information—D. Risk Factors-Risks Related to Our Supply of Fish Feed and Our Feed Operations-We could face higher costs for fish feed as a result of higher prices and reduced availability of the main ingredients used in fish feed production.”

Fish Health

Fish health is very important to our farming operations. Fish are affected by factors including disease, sea lice, predators and others, which may have adverse effects on fish survival, health, growth and welfare and may result in reduced harvest weight and volume, downgrading of products or claims from customers. We strive to manage the exposure to these and other biological risk factors through high focus on internal procedures for animal husbandry practices, mitigating actions and countermeasures. Our goal to rear healthy fish, entails good management practices to provide our fish with conditions that satisfy their biological needs for food, clean water, space and habitat. Our efforts include continuous monitoring of water quality parameters, stocking of fish at densities that consider fish welfare and practicing of site fallowing. We also have biosecurity programs and veterinary health plans, and all our fish are vaccinated against relevant bacterial diseases.

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

In 2015, the four most important causes of reduced survival were:

•
Salmonid Rickettsial Septicaemia, or SRS, was our most prevalent cause of reduced survival by number, resulting in a loss of 3,337.6 tonnes (1,040,537 fish in numbers). SRS is caused by Piscirickettsia salmonis, a parasitic intracellular bacterium that causes a fatal septicaemic condition of salmonids. SRS occurs mainly in Chile, but has also been found in Norway, Scotland and Canada. The disease typically leads to mortality between 10% and 30%, but mortality in Chile has, at times, reached up to 90%. Other symptoms are loss of appetite and lethargy. The disease is mainly controlled by vaccination and antibiotics and thus far the industry has been able to manage the disease. Our losses due to SRS in 2015 were in Chile.

•
Cardiomyopathy Syndrome, or CMS or heart rupture, was the second most prevalent cause of reduced survival by number and biomass lost, resulting in a loss of 2,373.2 tonnes (681,907 fish in numbers). CMS primarily affects the heart of the fish while also causing circulation failure and liver damage. CMS affects farmed salmon in the seawater phase and during transport of the fish to the processing plant. Because the disease normally affects the fish at the end of the production cycle, when the fish is ready for harvest, the economic losses can be substantial even though the total mortality number is not high. Our losses due to CMS in 2015 were in Norway.

•
Heart and Skeletal Muscle Inflammation, or HSMI, was the third most prevalent cause of reduced survival by number, resulting in a loss of 1,246.4 tonnes (or 655,185 fish in numbers). HSMI is an emerging viral disease and is considered to be caused by a novel Atlantic salmon reovirus. Primary symptoms of HSMI include myocardial and skeletal muscle necrosis indicating a severe inflammatory process. During 2015, clinical disease and loss related to this disease was recorded in Norway and Scotland.

•
Pancreas Disease, or PD, was our fourth most prevalent cause of reduced survival by number, resulting in a loss of 1,306.0 tonnes (521,022 fish in numbers). PD is an infectious viral disease caused by a salmonid alphavirus. The disease affects the pancreatic tissue, heart and skeletal muscles of the fish and results in reduced appetite, lethargy, reduced health and increased mortality. Muscle damage can cause downgrading and make the product unsuitable for smokehouses. During 2015, clinical disease and loss related to this disease was recorded in Norway, Scotland and Ireland.

For more on these and other diseases affecting production, see “Item 3. Key Information—D. Risk Factors—Risk related to Our Fish Farming Operations—Our fish stock, operations and reputation can be adversely affected by various diseases.” Today there exist vaccine protections or cures for many of these diseases, but the efficiency can still vary.

Sea lice management

Sea lice is controlled through specific anti-lice agents, hydrogen peroxide baths in well boats or enclosed pens, and biologically by using “cleaner fish,” which are fish species that eat the parasites directly from the fish’s skin, or other non-medicinal tools (e.g. skirts around pens). Cleaner fish are caught wild or reared commercially and released into the salmon pens. Our efforts to improve sea lice management also include continuous monitoring of infestation levels, fallowing routines, stocking density management, ensuring clean nets, and further commitment to invest in research on other cleaner fish species and research and development within the area of non-medicinal solutions for sea lice control. In 2015, we launched our new strategy for lice management in Europe and significantly increased our R&D activities to find new and better ways to manage lice. Alternative approaches to improving lice management in Chile and Canada are being pursued (because of the differences in species of lice, statutory lice limits, lice infection dynamics and wild fish population dynamics).

Authorities in each of the regions where we operate have limits on the maximum number of sea lice per fish. These limits vary based on type of sea lice, time of year and region. If sea lice levels reach these limits (trigger levels), fish must be treated. Our ambition is to maintain sea lice below trigger levels, although we exceed them at times, for example during a period of elevated water temperatures when sea lice levels change rapidly. The number of sites above trigger level in 2015 was significantly higher than in 2014 due to several factors (including abnormally high water temperatures for extended periods, extended periods of rough weather, insufficient cleaner fish capacity, limited access to non-medicinal treatments), singly or in combination, which precluded optimal control and hampered application of our strategy in all Business Units except Norway. This was particularly evident in Scotland, where heavy lice burdens compromised results. These developments consequently affected the Group’s overall results.

The following table presents the average monthly percentage of sites above the relevant maximum sea lice levels per country (the number of sites above trigger level is recorded at month’s end) for the years ended December 31, 2015, 2014 and2013:

	Year ended December 31,
	2015	2014	2013
Norway	5%	5%	3%
Scotland (1)	49%	28%	10%
Ireland	18%	8%	9%
Faroe Islands	17%	4%	6%
Canada	25%	6%	—%
Chile	8%	3%	8%
Marine Harvest average	14%	8%	6%

(1)	In Scotland, there are no trigger limits defined by the regulatory authorities, trigger limits are defined by a code of good practice.

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

The number of escape incidents and the number of escaped fish increased significantly from 2,052 in 2014 to 94,450 in 2015. In 2015 we recorded 16 escape incidents (12 in Norway with a total of 70,447 escaped fish, three in Scotland with a total of 16,003 escaped fish and one in Chile with a total of 8,000 escaped fish). The increase in the number of escape incidents and escaped fish were primarily due to human error and not challenging weather conditions. We believe that a continuous effort has to be made to reduce the number of human errors and move towards our zero escape goal.

There were no reports of escape incidents in Ireland, Canada or the Faroe Islands in 2015. The ASC standard requires that the number of salmon escaped from a farm must be less than 300 to maintain certification. We will therefore lose our ASC certification of the Gulestø site in Norway as a result of the incident in 2015 in which 35,000 fish escaped. The following table shows the number of escape incidents and number of fish lost by Business Unit in the years 2013 to 2015:

	2015		2014		2013
Business Unit	Number of escape incidents	Number of fish lost	Number of escape incidents	Number of fish lost	Number of escape incidents	Number of fish lost
Ireland	—	—	—	—	—	—
Chile	1	8,000	1	2,000	4	10,000
Norway	12	70,447	2	48	3	60,534
Canada	—	—	—	—	—	—
Scotland	3	16,003	3	4	2	210
Faroes	—	—	—	—	1	3,000
Total	16	94,450	6	2,052	10	73,744

Our salmon are also subject to predation, from predators such as otters, herons, shags, gulls, seals, sea lions and minks. We strive to protect our salmon against the risk of predation. Our efforts to mitigate predation include new net materials and predator nets and farming equipment.

Research and Development

Research and Development (R&D) in Marine Harvest is an engine for sustainable growth, and is integral to our vision of Leading the Blue Revolution. We focus on creating sustainable value and competitive advantage by making improvements and breakthroughs in our Feed and Farming, as well as Sales and Marketing, Business Areas. We view research and development as crucial to further development and strengthening of the relatively young salmon farming industry. Our effort within this area is recognized by the industry, our competitors, the authorities and other external parties, reflected by the significant involvement of our technical staff in statutory and industry-led research projects and programs.

In addition to collaboration and purchasing of services from external research institutions, we own and operate four research facilities focusing on feed and farming related R&D: The Center of Aquaculture Competence, CAC (co-owned with AKVA group and Skretting), and our new feed and farming trial unit in Norway acquired and operated by us from 2014, Ardnish operated by us in Scotland, and Huenquillahue, operated by us in Chile. We manage CAC, a commercial scale research and development site in Norway. Since 2003, Skretting and Marine Harvest, through CAC, have tested new formulations of fish feed, aiming for reduced use of marine raw materials without compromising fish performance and quality, fish health or welfare. This systematic large scale testing has delivered valuable knowledge, contributing significantly towards our commercial diets being historically low in inclusion of marine raw materials. In 2015 CAC was granted an expansion from three to five R&D licenses. This was necessary due to the renewal of equipment which happened in 2014 where CAC invested in new trial pens moving to larger units. The CAC focus is on full scale validation trials and R&D on large scale effects and it therefore needs to have a set-up similar to commercial farms. In addition the expansion from three to five licenses will allow for annual projects at CAC instead of previously bi-annual projects and thus allowing for a higher turnover of knowledge generation

The Global R&D and Technical Department is our central department for research and technical development. The department consists of 16 technical experts (six holding a PhD) within the areas of biology, technology, nutrition, genetics and veterinary medicine. The department’s mission is to “seek improvements and provide solutions” where a core task is development of better practices through knowledge exchange, research, innovation and technical development. The department supports our global operations in achieving goals related to commercial growth, operational performance and company reputation within the fields of fish health and welfare, feed and fish performance, food safety and product quality, environment and sustainability and technology.

The specialists in the Global R&D and Technical department work directly with technical staff in our operating units through participation in global technical teams and collaborative projects. This ensures that our work constantly benefits from a culture of shared expertise and knowledge. The global technical teams are specialists from the operating units within the functional areas coordinated by the Global R&D and Technical department. Through collaboration and defined responsibilities between R&D and Technical department, the global technical teams and the operating Business Units we ensure knowledge sharing and continuous improvement throughout the organization.

In 2015 the Global R&D and Technical department ran a strategy process, identifying key focus area and goals for the R&D activities in a five year perspective. Through this process we identified five key focus areas for our R&D-programs with corresponding goals. The five areas were Fish welfare and robustness, Footprint, New growth, Production efficiency and

Product quality and safety. The purpose of the R&D strategy is to identify and plan the R&D needs for the Group to reach the corporate ambitions and goals, to align priorities and expectations and to ensure resources are prioritized to enable execution and delivery accordingly. Within each area we have developed a portfolio of key projects. Our projects seek to devise solutions to short-term operational challenges and facilitate longer term knowledge generation.

We have increased our research and development efforts to enable further growth and profitability of the industry, grounded on a solid sustainability framework. Our total research and development expenditure for 2015 was NOK 235.2 million, reflecting an 80% increase from 2014 (NOK 130.3 million) and up from NOK 98.4 million in 2013. In addition, we pay a fee of 0.3% of Marine Harvest Norway export value, or NOK 26.9 million in 2015, to The Norwegian Seafood Research Fund, which conducts research and development on behalf of the salmon farming industry as a whole. The corresponding figures for 2014 and 2013 were NOK 25.6 million and NOK 23.4 million respectively.

The figure below show the focus areas for our Global Research and Development and Technical Department:

Key focus areas

Fish Welfare and Robustness

Fulfill our responsibility towards the health and welfare of our fish

Footprint

Ensure environmental footprint is kept at an acceptable level

New Growth

Enable further growth by exploring and utilizing market opportunities and new production methods and areas

Production Efficiency

Ensure affordable products at competitive prices compared to competitors and alternative protein sources

Product Quality and Safety

Ensure undisputedly safe products with consistent and expected quality

Internal Work Processes

Possess and share technical and scientific state-of-the art knowledge, and manage and protect our intellectual property for the benefit of Marine Harvest

Biodiversity

Several aspects of our operations can potentially impact biodiversity, such as sea lice loads, medicinal treatments, fish escapes and nutrient release.

Sea lice
In 2015, we launched our new strategy for lice management in Europe and significantly increased our R&D activities to find new and better ways to manage lice. Alternative approaches to improving lice management in Chile and Canada are also being pursued.

In line with our new strategy, we increased the use of cleaner fish in Norway, Scotland and Ireland, and made further investments in cleaner fish production and R&D. Skirts around pens (to keep lice out) and several non-medicinal treatment systems were also trialled and used more extensively in some of our Business Units in 2015. Coupled with further ASC implementation, this strategy produced a reduction in sea lice and medicine use at many sites and areas.

In the longer term, our ambition is to ensure that sea lice control is based principally on non-medicinal approaches and reduced use of medication. We expect that our R&D activities will provide new knowledge and additional tools to further optimize sea lice management and increase our expertise with regard to cleaner fish use and welfare.

Medicinal treatments
Licensed medicines for bacterial infections are prescribed and used only when required, under the supervision of authorized veterinarians and fish health professionals. As in previous years, no antibiotics were used in our operations in Norway or the Faroe Islands in 2015. This reflects minimal bacterial challenges and the success of current antibacterial vaccines. Antibiotic use was reduced in Scotland and Ireland, while it increased slightly in Canada. For the Group as a whole, the use of antibiotics (gram of active substance per tonne produced) to combat bacterial infections increased from 40 gram in 2014 to 82 gram in 2015. This rise was driven by developments in Chile due to SRS. In 2015 we initiated several important R&D projects related to the prevention and mitigation of SRS, including the testing of promising new vaccines.

Fish escapes
It is our responsibility to have control of our stock and eliminate the potential impacts of escapes. We saw an increase in escapes in 2015. After having 2,052 fish escape in 2014, we reported 16 escape incidents and a total of 94,450 escaped fish in 2015.

Our goal is zero escapes. There is, however, no simple solution to help us achieve this goal. Only an integrated approach that continuously assesses and improves our operations and equipment will bring effective results. We have therefore developed a comprehensive global standard on escape prevention and mitigation that has been rolled out in all our operations, both seawater and freshwater.

Nutrient release
For sites located in protected areas, we undertake annual monitoring of the benthic populations. This, coupled with careful feed management and site fallowing, is intended to ensure that our production does not negatively affect such areas. Benthic monitoring in general is also a part of our standard operating procedures to assess the effect of our operations on the environment.

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

We also maintain an ongoing dialog with stakeholders, including NGOs, local communities, research groups and regulators. In this way, we are in a better position to understand stakeholder concerns and expectations. In 2015, we renewed our partnership with WWF Norway. By working together with WWF we expect to be continuously challenged to advance our environmental performance.

People—Providing Safe and Meaningful Jobs

Employee safety and employees’ self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities. The following table shows our employees by subsidiary:

		2015		2014		2013
Number of Full-Time Employees		Permanent	Temporary	Permanent	Temporary	Permanent	Temporary
Fish Feed	Male	57	4	52	—	7	—
	Female	21	1	16	—	3	—
Farming Norway	Male	1,094	77	1,186	281	1,020	77
	Female	274	60	288	70	263	95
Farming Scotland	Male	505	41	461	43	486	12
	Female	73	2	59	2	48	4
Farming Canada	Male	391	—	355	—	321	—
	Female	88	—	90	—	67	—
Farming Chile	Male	711	77	641	89	448	41
	Female	233	75	217	74	88	10
Farming Ireland	Male	116	71	125	89	124	64
	Female	15	24	15	25	16	24
Farming Faroe Islands	Male	27	2	26	2	23	3
	Female	4	1	—	—	3	1
Farming	Male	2,844	268	2,794	504	2,422	197
	Female	687	162	669	171	486	134
Consumer Products	Male	2,113	808	1,917	620	1,937	625
	Female	2,860	723	2,645	663	2,774	764
Markets Europe	Male	111	1	66	3	74	—
	Female	54	—	25	1	48	—
Markets America	Male	135	136	131	94	116	67
	Female	82	108	58	89	78	66
Markets Asia	Male	518	89	422	173	356	51
	Female	470	112	377	138	324	72
Sales & Marketing	Male	2,877	1,034	2,536	890	2,483	743
	Female	3,466	943	3,105	891	3,223	902
Cold Water	Male	31	—	31	—	34	—
	Female	4	—	4	—	—	—
Corporate	Male	34	—	35	—	26	—
	Female	21	—	17	—	16	—
Corporate/other	Male	65	—	66	—	60	—
	Female	25	—	21	—	16	—
Marine Harvest Group	Male	5,843	1,306	5,448	1,394	4,972	940
Marine Harvest Group	Female	4,199	1,106	3,811	1,062	3,728	1,036
Marine Harvest Group	Total	10,042	2,412	9,259	2,456	8,700	1,976

As of December 31, 2015, we had 10,042 permanent employees of which 5,843 were male and 4,199 were female. As of December 31, 2015, we also had 2,412 temporary employees of which 1,306 were male and 1,106 female. Our total number of employees as of December 31, 2015 was 12,454. There were no incidents of discrimination reported during 2015.

We follow the laws with regards to compensation and no employee is paid less than the official national minimum wage. Our personnel review system and representatives of workers unions ensure that all employees are fairly compensated. Generally, our base start salary is set above the national minimum wage limits to attract competent people to our organization.

We recognize the right of all employees to freely form and join groups for promotion and defense of their occupational interests including the right to engage in collective bargaining. The number of employees that are members of workers unions varies across countries in which we operate from almost zero in Ireland and Scotland to a larger part in several Consumer Products units. Farming and processing employees are represented by labor unions or works councils by employee representatives in Chile, Norway, Canada and Consumer Products (France, Belgium and Holland). Administrative employees are normally not members of a union, with the exception of Belgium, France and Holland where administrative staff can be members of a union and representatives in works councils and safety committees.

Labor union and works council representation varies by region and type of position:

•
In Norway close to 50% of the employees are represented by a union. Marine Harvest Norway is a member of NHO, the Confederation of Norwegian Business and Industry for Employers. NHO has a collective agreement with LO, the Norwegian Confederation of Trade Unions, which applies to all employees of Marine Harvest Norway.

•	In Belgium, France and Holland all employees benefit from collective bargaining agreements negotiated in the works council, even if they are not a member of a workers union.

•	Approximately 15% of our Chilean employees are members of a workers union.

•
In the Canadian operations, the Port Hardy Processing Plant is represented by the United Steelworkers. The functions that are represented include general labor, trades, and processors. Collective bargaining generally occurs on a three to four year basis with wage increases being a core component of the bargaining process. There has never been a strike or significant labor dispute at the Port Hardy Processing Plant. All other employees in Canada are non-union. In total approximately 15% of our Canadian employees are members of a workers union.

•	There are no collective bargaining agreements in Scotland, Ireland, the United States or in Poland.

•
In Asia approximately 70% of our employees are members of a workers union due to the high share in our processing plant in Vietnam. There are no collective bargaining agreements in other units in Asia.

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

Legal Proceedings

After having approved our acquisition of Morpol on September 30, 2013, the European Commission informed us that it was investigating whether we had committed an infringement of the suspension obligation and of the notification requirements under the EU Merger Regulations by acquiring an initial shareholding in Morpol before the European Commission was notified of and had approved the acquisition. On July 23, 2014, we were advised that the European Commission had decided to impose a fine on us of EUR 20 million, and we filed an appeal with the EU General Court. It is currently assumed that we can expect to receive the EU General Court's decision in the course of 2016. The judgment of the EU General Court can be appealed to the EU Court of Justice, which issues a final non-appealable judgment/decision. A final judgment from the EU Court of Justice could be received at the end of 2018. We have made a provision in the amount of EUR 20 million.

In early 2011, Marine Harvest Chile S.A. terminated a rearing contract with Salmones Sur Austral S.A. and claimed that the contract was null and void because it was fraudulently organized and implemented by former Managing Director of Marine Harvest Chile S.A., Mr. Álvaro Jiménez, with the aid of representatives and shareholders in Salmones Sur Austral S.A. Marine Harvest Chile S.A. took legal action against Salmones Sur Austral S.A. to have the rearing contract declared null and void. Salmones Sur Austral S.A. countersued Marine Harvest for breach of contract and indemnification of damages, which were valued at USD 42 million. In June 2013, we lost an arbitration case and were ordered to pay USD 12.3 million for breach of contract. The judgment was appealed, but was upheld by the Supreme Court and the judgment is therefore final. In June 2015 the parties agreed to settle the dispute and Marine Harvest Chile S.A. paid USD 9.5 million.

Marine Harvest Norway AS has been under investigation for production of smolt exceeding the formal permit level. The police brought the case before the court of first instance in April 2015. Marine Harvest Norway AS was acquitted of all charges in May 2015. The decision was appealed. The appeal case shall be tried in the court of appeals in 2016. Marine Harvest Norway AS has recognized a minor provision in the financial statements for a potential fine.

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

Regulation of Fish Farming Operations

All of our farming operations are subject to licensing and operational authorizations issued by the relevant governmental authorities. Such authorities typically regulate fish farming operations through restrictions set out in the licenses and authorizations as a supplement and addition to the restrictions set out in legislation. Non-compliance with applicable law or license and authorization terms and conditions may result in license/authorization revocation and other sanctions, including, in some cases, criminal charges.

Norway

Fish farmers in Norway are subject to several regulations, including the Food Safety Act (December 19, 2003) and the Aquaculture Act (June 17, 2005) and regulations promulgated thereunder. The Directorate of Fisheries and the Food Safety Authority are the aquaculture industry’s main regulatory bodies in Norway.

A salmon farming license may be issued for salmon farming operations in freshwater (i.e., for smolt/fry production) or for salmon operations at sea.

Freshwater licenses

Freshwater licenses are issued by the Directorate of Fisheries. The number of available freshwater licenses is not capped. On December 31, 2015, there were approximately 220 freshwater licenses for hatchery production of salmon or trout outstanding.

Freshwater licenses are issued upon consent of the Food Safety Authority, the Coastal Administration, the relevant county governor (environmental approval) and the Norwegian Water Resources and Energy Directorate, also known as NWE. Although local municipalities’ approval is not required, they are invited to comment on all license applications. Obtaining or amending a license is a time-consuming process and may take up to six to seven years. The process can be expedited for farms that use recycled water.

Freshwater licenses are perpetual and may be traded between fish farmers. There are no limitations on the number of freshwater licenses that a single company may have.

There are no periodic license fees associated with freshwater licenses.

Freshwater licenses have been limited to production of fish up to 250 grams and have been subject to the smolt being transferred to sea (and at seawater licenses) thereafter.

Although, historically, freshwater licenses have not been subject to Maximum Allowable Biomass, or MAB regulations, some newer licenses include such limitations. MAB regulations set forth the maximum volume (weight) of fish at the site at any time. MAB limitations are determined by county governors’ offices and fluctuate greatly amongst regions. Additionally, emission, utilization and freshwater permits issued by environmental authorities in connection with the freshwater license issuance processes indirectly limit fish production as they include limitations on the maximum quantities of feed that may be used at a given site. Certain older licenses are also subject to annual limitations on the number of fish produced.

The approval from NWE typically limits the maximum utilization of freshwater (i.e., how much water can be used in the production out of a given river or a lake). The environmental approval typically includes a limitation on the waste disposed into the sea, either in terms of maximum use of fish feed per year or maximum number of fish produced or the MAB limitation.

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

The number of seawater licenses outstanding at any time is subject to a cap. At the end of 2015, there were approximately 973 seawater licenses for production of salmon or trout. Since 1982, new licenses were awarded only in the following years: 1985, 1988, 1999, 2001, 2002, 2009 and 2013/2014. In the latest allocation rounds, applicants paid a price per license. Recently, new legislation has been adopted for land based commercial licenses and such licenses will be given free of charge and may be applied for outside allocation rounds. There is no cap on maximum land based licenses.

 On October 23, 2015 the Norwegian Ministry of Fisheries and Trade abrogated the legislation which set that acquisition of more than 15% of the production capacity for salmon and trout in seawater requires application to and approval by the Norwegian Ministry of Fisheries and Trade. The abrogation also included removal of the legislation prohibiting a single company from controlling more than 50% of the production capacity in any one Directorate of Fisheries region. Acquisitions within the Norwegian fish farming industry are thus only subject to the Norwegian competition legislation or specific impositions given to each of the companies.

A seawater license may typically be used to produce salmon at up to four farming sites.

Generally, seawater licenses are perpetual, but may be withdrawn in case of a material breach of license conditions or Norwegian aquaculture or environmental laws and regulations. Licenses are typically not time limited, except for certain specialized licenses, such as research and development licenses and broodstock licenses.

Seawater licenses are freely transferable, but may not be leased. The licenses are subject to an annual fee for inspections from the authorities.

Seawater licenses are subject to MAB regulations. In general, one license currently has a MAB of 780 tonnes LWE (945 tonnes LWE in Troms and Finnmark). All farmers were offered a 5 % increase in the future MAB limitation per September 1, 2015 if certain criteria regarding levels of sea lice where met. We have decided to acquire the 5% increase for 15 licenses in region South, and are evaluating to utilize the expansion opportunity in other regions.

Pursuant to license terms, in order to prevent the spreading of lice and diseases and to restore seabed, fish farmers are required to systematically fallow production sites. In addition, production sites are subject to maximum sea lice counts and maximum fish per pen (currently, 200,000 fish).

Farming operations are subject to inspections by the environmental authorities, such as the Directorate of Fisheries, the Food Safety Authority and the county authority.

In addition to a seawater license, salmon farmers must obtain a site permit to operate a fish farm at any particular site. While seawater licenses are company-specific and may be used at any site, a site permit is tied to a particular production site. Permits are issued by the relevant county authority with consent from the Food Safety Authority, the Coastal Administration, the relevant county governor (environmental approval) and the local municipality. Each site permit includes a MAB limitation for the site. MAB is typically set between 2,340 (a combination of three seawater licenses) and 4,680 (a combination of six seawater licenses) tonnes LWE, with such MAB limitations being separate from and in addition to the seawater license MAB limitations. However, the trend the last years has been larger, but fewer sites, and even lager MAB limitations on certain sites than indicated above. Site permits are typically not subject to time limitations, but site permits may be withdrawn or reduced due to breach of license terms. Lately the Food Safety Authority has reduced a number of sited in Norway and has an increased focus on such measurements to reduce sea lice challenges.

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

Certain other laws and regulations applicable to the Norwegian aquaculture industry

Farming operations are subject to a number of regulations, including regulations with respect to sea lice control, fish escapes and prevention of the spreading of fish diseases. Regulations are meant to protect fish health, the environment, wild salmon and other wild species. Key regulations include sea lice management, fish escape prevention and fish disease prevention. Violations of aquaculture regulations are subject to various penalties, including monetary fines, license revocation and, in the case of negligence or gross negligence of a fish farmer, criminal prosecution.

Pursuant to the sea lice management regulation, our sites are subject to precautionary limits for the maximum number of lice per fish. These limits may vary based on type of lice and time of year.

Fish farmers are obliged to take measures to prevent fish escapes. Any suspicion of escape has to be reported to the Directorate of Fisheries, who may refer the matter to the police for further investigation and possible prosecution.

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

Private freshwater inland facilities

A license is not required to operate private freshwater aquaculture facilities in Chile. Instead, such activities must be recorded with the National Aquaculture Registry. Notwithstanding the foregoing, carrying out certain activities related to fish farming (i.e. entry and exit of fish, veterinary treatments, etc.) may require certain day-to-day authorizations from the National Bureau of Fishing and Aquaculture (Servicio Nacional de Pesca y Acuicultura).

Operation of private freshwater aquaculture requires ownership of the water use rights and holding of environmental permits issued by the Environmental Evaluation Service (Servicio de Evaluación Ambiental), which is a Chilean regulator responsible for assessing projects to ensure their compliance with environmental laws and regulations. Environmental permits, in the case of aquaculture activities, are issued when operators demonstrate that their facilities comply with the applicable environmental regulations, including: Law N° 19.300, General Environmental Law, which defines the activities that may impact the environment and thus require environmental assessment, and specific regulations of aquaculture activities such as the Environmental Regulation on Aquaculture contained in Supreme Decree No. 320, dated August 24, 2001, as amended from time to time. Environmental assessment must be performed for all private freshwater inland facilities built or modified after 2001. Facilities may also voluntarily submit to an environmental assessment. The scope of environmental assessments varies depending on the type of activities and their potential impact on the environment of the particular site.

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

Facilities built on public waterways

Pursuant to the General Fishing and Aquaculture Act No. 18,892 and the related rules and regulations, aquaculture activities in lakes, rivers and seawater require an aquaculture license (concesión de acuicultura) issued by the Undersecretary of Armed Forces (a governmental body that is part of the Ministry of National Defense). In March 2015, there were 1,313 seawater aquaculture licenses outstanding. Licenses can only be granted in areas that were declared suitable for aquaculture activities and only to Chilean residents or companies incorporated under Chilean law.

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

Licenses granted after April 8, 2010 are granted for a period of 25 years and are renewable for additional 25-year terms. Licenses granted before April 8, 2010 were granted for indefinite periods. Only one of all our licenses was granted after April 8, 2010. However, licenses that are relocated become subject to the 25-year limitation period. We are currently in the process of relocating some of our Chilean licenses.

License holders must begin operating the license within one year of receiving it and once the operation has started, the license holder cannot stop or suspend its operation for a period exceeding two consecutive years. Nevertheless, this period is suspended in cases of mandatory legal sanitary rest and in case of voluntary sanitary rest agreed by the holders of licenses located in the same geographic area. Also, the two years non-operation period may be extended i) in the event of an impediment to operate the license as a result of force majeure or acts of nature, and ii) in case the holder requests an extension, which must be granted for a period equivalent to two times the duration of the last operation period, but limited to a maximum of four additional years. For this purpose, it is important to note that the license will be deemed in operation, if the license holders maintain a minimum operational level of not less than 5% of the yearly production specified in the technical project of the license.

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

•	Undersecretary of Armed Forces (Subsecretaria para las Fuerzas Armadas), which is the administrative authority in charge of granting, amending and terminating the aquaculture licenses.

•	Undersecretary of Fishing and Aquaculture (Subsecretaria de Pesca y Acuicultura), which is the administrative authority in charge of approving technical projects of aquaculture licenses.

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

Aquaculture Production Business Authorization

Under the Aquatic Animal Health (Scotland) Regulations 2009, an Aquaculture Production Business Authorization ("APBA") must be obtained from Marine Scotland prior to commencement of fish farming operations. An APBA issued to an operator will include a list of sites at which that entity is permitted to undertake relevant fish farming activities. There is no cap on the number of authorizations that may be issued by Marine Scotland and it may impose any such conditions as it sees fit. The APBA is not time limited and whilst the authorization itself cannot be transferred, it is possible to transfer sites between authorizations e.g. where a site is sold to another operator who also has an APBA. A sale of shares in the company holding the APBA does not affect the APBA which will remain in force. The APBA and any conditions imposed are published on the Aquaculture Scotland website.

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

Planning permission/Crown Estate lease

Under the Town and Country Planning (Marine Fish Farming) (Scotland) Order 2007, subject to certain limited exceptions, establishment or modification (e.g., changes in species farmed or expansion of the existing facilities) of fish farming operations require planning permission. An Environmental Impact Assessment may be required before planning permission is issued. Assessments are a time-consuming process, involving submission to the local authority of an environmental statement. The environmental statement sets out the effects of the proposed site on the environment. A planning permission attaches to an area of foreshore/seabed and in the vast majority of cases is not company-specific. Permissions are generally granted without a time limit. In normal circumstances, the permission will run with the land regardless of who the owner is and so would be unaffected by a sale of the site or a sale of the company owning the site. As with Aquaculture Production Business Authorizations each application for planning permission will be determined on an individual basis.

In addition, where the foreshore/seabed is owned by the Crown Estate, the right to occupy the site is subject to a lease from the Crown Estate as the landowner. All of our operations are in possession of the necessary lease agreements. Each lease will be granted for a specific period of time which will vary from site to site but a typical term may be between 20-45 years. It may be possible to extend the term of lease subject to a suitable agreement being reached between the parties. A tenant can apply to assign the lease to another party but any such assignation can only take place with the approval of the Crown Estate. A sale of the shares in the company holding the lease will not require any consent. If the shares in the company holding the lease, are sold the lease will remain in force.

 Marine License

Under the Marine (Scotland) Act 2010, a Marine License from the Scottish Government is required where obstruction or danger to navigation may be caused by a fish farm. A Marine License would also be required where any object or materials were to be deposited on or removed from the seabed. A Marine License can be transferred to another party upon application to the Scottish Government. A sale of the shares in the company holding the Marine License does not affect the Marine License which will remain in force.

Controlled Activities License

Fish farm operations must obtain a license from the Scottish Environment Protection Agency, or SEPA, under the Water Environment (Controlled Activities) (Scotland) Regulations 2011 (“CAR Authorization”). SEPA is responsible for monitoring and inspecting fish farms for compliance with the regulations. SEPA sets limits upon the scale and rate of discharges from fish farm sites into the environment. It requires any effluent to be assimilated and broken down by natural processes, ensuring no lasting impacts or lasting accumulation of pollutants. Each site is assessed with annual charges calculated based on, amongst other factors, the maximum weight of fish held at the site and the amount of effluent discharged. SEPA will inspect sites regularly and fish farmers must report to SEPA details of discharges from each of their sites. Farm operators are also required to commission regular studies of the impact of the farms on the seabed and submit such studies to SEPA. A CAR Authorization is in most instances granted without limit of time and transferable upon application to SEPA. However, the regulator is only permitted to authorize the transfer if it is satisfied that the proposed transferee is able secure compliance with the terms, limitations and conditions specified in the permit. A sale of the shares in the company holding the CAR Authorization does not affect the CAR Authorization which will remain in force.

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

Fish disposal

The Animal By-Products (Enforcement) (Scotland) Regulations 2013 require fish that died but which were not slaughtered for human consumption, to be disposed of by rendering, incineration or, in exceptional circumstances, burial. The organization carrying out the incinerating/rendering activities (whether the fish farm itself or a third party) must have approval from the local authority’s animal health department and hold a pollution prevention and control permit.

Canada

In Canada, our operations are subject to provincial and federal licenses.

Federal licenses

The Canadian federal government regulates fisheries and is responsible for most aspects of the aquaculture industry in British Columbia, including site licenses, production volumes, species to be produced, fish health, sea lice management, fish containment and waste control.

The Fisheries Act (Canada) and the regulations promulgated thereunder, namely the Pacific Aquaculture Regulations, establish the statutory framework for fisheries, including salmon farming operations. The Fisheries Act (Canada) is primarily enforced by the Canadian Department of Fisheries and Oceans, or DFO. Pursuant to the Fisheries Act (Canada), a Finfish Aquaculture License is required to operate a salmon farm in Canada. The practice of the DFO has been to issue Finfish Aquaculture Licenses for a one year period, although the DFO recently announced policy changes that will allow for multi-year licensing in British Columbia for up to 9 years, which will allow for more operational certainty and longer term planning than single-year licenses. Licenses are site-specific, and accordingly, a multiple-site operator must obtain a separate license for each site. Licenses are non-transferable without the prior written consent of the DFO. Licenses are not revoked for non-use, although they can be revoked for non-compliance with license conditions. License conditions set out the specific operational and reporting requirements that must be complied with by license holders to ensure that the aquaculture sites are operated in an environmentally sustainable manner that minimizes the risk to wild fish stocks and the marine resource. Additional licenses are required for specific aquaculture activities, such as the importation of eggs and the transfer of fish within certain geographic areas.
All Finfish Aquaculture License applications require First Nations consultation in order to meet the Crown's duty to consult. The applicant may also be required to conduct feasibility studies, environmental assessments or other assessments (at the applicant’s expense) as may be requested by the DFO. The DFO coordinated these activities with the Provincial authorities involved (see below).

Applications for Finfish Aquaculture Licenses must also include management plans setting forth the applicant’s site operation plan with respect to inventory, containment arrays, health, escape preventions and response, chemical and other substances, marine mammal conflict mitigation and supporting materials.

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

There is no legislated cap on the number of Finfish Aquaculture Licenses that may be issued nor on the number of licenses that may be held by a company. As of January 2016, there were 113 Finfish Aquaculture Licenses issued and outstanding in British Columbia, Canada.

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

In addition to a Finfish Aquaculture License, salmon farmers are required to obtain a Navigation Protection Act approval to occupy navigable waters for marine transportation in Canada (all of our Canadian seawater operations are located in such waters and maintain the necessary approvals). The Navigation Protection Act is enforced by Transport Canada. Approvals granted pursuant to the Navigation Protection Act are perpetual provided that the site maintains a Finfish Aquaculture License, but may be revoked for non-compliance with the terms of the approval. Licenses for aquaculture facilities that substantially interfere with navigation may also be assessed under the Canadian Environmental Assessment Act at the time of issuance.

Provincial licenses

All of our Canadian operations are located on Provincial Crown lands in British Columbia and are subject to its regulation, including the requirement to obtain a provincial tenure license to occupy the ocean bottom. The license is issued pursuant to the Land Act (British Columbia) and the regulations adopted thereunder. The Land Act (British Columbia) is enforced by the Ministry of Forests, Lands and Natural Resource Operations. Licenses typically have a tenure of ten to 20 years and such tenure cannot be less than five years. An annual fee is charged depending on the size of the land plot occupied. Licenses may be revoked for non-compliance with the terms of the license. The license requires First Nations consultation, in order to meet the Crown's duty to consult. The applicant may also be required to conduct feasibility studies, environmental assessments (at the applicant's expense) as may be requested by the Ministry. The Ministry coordinates these activities with the DFO (see above).

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

France

Pursuant to article L. 233-2 of the French Rural and Maritime Fishery Code, implementing European regulation No 852/2004 of April 29, 2004, all establishments handling, processing, preparing and stocking products of animal origin must be authorized by the French Ministry of Agriculture. The authorization is granted upon establishing that the production site is in compliance with the relevant hygiene and sanitary requirements. Such requirements typically include adequacy of a food safety control system, which primarily provides for training of employees and implementation of self-monitoring procedures. A producer may also have to ensure traceability of the products it sells (e.g., the producer must be able to identify its suppliers and commercial customers and products that were delivered to such customers).

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

Agricultural and food products are subject to Polish and European regulations concerning product presentation, labeling and packaging. New European legislation (mostly in force since December 2014 with last changes entering into force in December 2016) introduced more stringent, specific requirements pertaining to labeling relating, i.e. to detail information about composition of the product and the manner of providing such information.
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

Within the European Union, our products are subject to control by the European Food Safety Authority, or EFSA. EFSA is an agency of the European Union that provides independent scientific advice and communication on existing and emerging risks associated with the food chain. EFSA is not responsible for the European food safety legislation nor for its enforcement. The European Commission, the European Parliament, the Council of the European Union and the national authorities in each European Union Member State are responsible for decisions on the European Union food safety legislation.

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

In 2015, we reported six food safety incidents of which four were considered significant. None of the incidents resulted in reported illness or negative impact for consumers. The four significant ones were all due to detection of Listeria monocytogens (LM) in Marine Harvest products. These were;

•Two voluntary recalls of Ready to Cook (RTC) salmon from the US marked.
•One voluntary recall of smoked mussels from the US marked
•One recall of cold smoked salmon from the Austrian marked

The three voluntary recalls from the US marked were all carried out in agreement with the FDA

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

In May 2013, we announced our commitment to have all our salmon farms certified to the Aquaculture Stewardship Council standard for responsibly farmed salmon by 2020. This is a strict environmental standard with requirements that has made it necessary to deal with a variety of environmental requirements in all our Business Units. By December 2015, we have certified 39 farms: thirty-one in Norway, three in Canada, two in Scotland, two in Chile and one in Ireland. This has made us the number one ASC producer of Atlantic Salmon, representing a little over 40% of the ASC sites worldwide by the end of 2015.

We use internationally recognized management systems to manage many of our regulatory programs. For example, we use the International Organization for Standardization, or ISO, 22000, 9001, 14001 standards to manage and optimize quality systems and environmental performance. ISO guidelines require a long-term management plan integrating regular third-party audits, goal setting, corrective action, documentation and executive review. Our farms are also certified through GlobalGAP, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, RSPCA assured, Label Rouge, PGI, COGP and BAP. We use ISO 22000 standards to manage our secondary processing facilities. Our secondary processing facilities are also certified through IFS, BRC, BIO, GlobalGAP, ASC, the Marine Stewardship Council, Safe Quality Food Certificate, Kosher and BAP.

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

C. Organizational Structure

Our primary subsidiaries are Marine Harvest Norway AS, Marine Harvest Canada Inc., Marine Harvest Chile S.A., Marine Harvest Pieters NV, Marine Harvest Kritsen SAS, Marine Harvest (Scotland) Ltd. and Morpol SA. For a full list of our associated companies and consolidated entities as of December 31, 2015, see Notes 21 and 23 to our financial statements included in this annual report.

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

Overview

We are the world's largest producer of farmed salmon, both by volume and revenue, offering fresh, whole salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. We currently engage in three principal types of production activities:

•	salmon feed production in Norway;

•	fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands; and

•
secondary processing of seafood in Norway, Chile, Ireland, the United States, Scotland, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, Taiwan, China and South Korea.

We opened our first own feed factory in June 2014 to facilitate our control of the value chain, adapt our feed rapidly and assist in ensuring quality throughout the process. We use fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil as the raw materials for our salmon feed. We currently produce salmon feed only in Norway, and at present our entire output is for internal use. Small scale third party sales are expected to commence in 2016.

During our feed plant's first full year in operation in 2015, we produced more than 280,000 tonnes of feed, or approximately 80% of the full year needs in our Norwegian farming operations, based on 2015 production. A second feed plant is now planned for Scotland. Through the gradual in-sourcing of feed, we expect to obtain lower feed costs as well as improved growth, feed conversion rates and end-product quality.

Our fish farming operations cover the salmon’s entire lifecycle, from egg to harvestable size. We also have facilities for harvesting and primary processing of our fish. Our strategy is to produce our own eggs to secure the selection of the best genetic properties. We keep our own broodstock and invest significant efforts and resources to improve the performance, disease resistance, quality and welfare of the fish. Juvenile fish (smolt) are transferred to the sea once they have reached approximately 100 grams in weight. The fish are then nurtured in the sea for a period of 15-22 months depending on the size of the smolt stocked, the temperature of the seawater, our farming practices and the biological situation. At harvestable weight, approximately 5 to 6 kilograms live weight equivalent, or LWE, the salmon undergoes primary processing into gutted weight equivalent, or GWE, which is the main commodity sold to the markets and used in most reference prices. Our customers are retailers, secondary processors, including our own operations, and distributors.

Our secondary processing operations turn the gutted fish into products such as fillets, steaks and other portions of fish - smoked, fresh and frozen. We operate 29 secondary processing facilities, with the largest facilities located in Ustka, Poland; Bruges, Belgium; and Boulogne and Landivisiau, France. Secondary processing activities include further preparation to create ready-to-heat or ready-to-eat products and packaging the products. Purchasers of secondary processed salmon include retailers, such as grocery stores, food service providers such as hotels and other service and catering entities, as well as industry customers including meal and salad producers.

In 2015, 61% of our harvested volume derived from Norway, 15% from Chile, 12% from Scotland, 10% from Canada, and the remaining 3% from the Faroe Islands and Ireland.

We are in the process of transforming ourselves from a production-driven fish farming company into an integrated marine protein provider, expanding in fish feed and broadening our secondary processing operations. In line with our strategy, and based on the positive experience from our feed plant in Norway and since our third party European feed purchases remain significant (where our Scottish, Faroese, and Irish farming operations remain 100% supplied by third party feed), the Board of Directors in December 2015, approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed, with the potential for further expansion. The construction of the plant is expected to commence in 2017, and it is expected to be completed during the first half of 2018, when our existing third party feed contracts expire.

The broadening of our secondary processing operations started with the acquisition of Morpol, a world leading secondary processor of salmon in 2012/2013. During 2015, we largely completed an upgrade of the processing plant in Ustka, Poland to streamline the operation and improve production efficiency, and started large scale production of value added products for deliveries to a major UK retailer from our plant in Rosyth, Scotland. The expansion of our processing activity is in line with our integrated protein provider strategy.

On the fish farming side, the assets acquired in Chile in 2014, were integrated into our Chilean farming operations during 2015. In an effort to reduce the risks associated with our farming operations, we intend to operate in two regions in Chile going forward, Region X, our old farming cluster, and Region XI, where the acquired assets are located. Both regions operate a full value chain including freshwater and seawater operations, as well as primary and secondary processing plants.

Further to our integrated marine protein provider strategy, Marine Harvest sees an opportunity to streamline production and cut costs related to the operations of vessels (work boats, well boats, feed boats), the majority of them currently being leased from third party. To this end, the Board of Directors has decided to evaluate the possibility of a new Business Area, Marine Harvest Shipping. The Business Area is expected to be developed gradually through organic growth, starting with the recruitment of a COO in 2016.

We harvested 420,148 tonnes and 418,873 tonnes tonnes of salmon gutted weight in the years ended December 31, 2015 and 2014, respectively. Our EBIT was NOK 3,092.8 million and NOK 3,633.4 million for the years ended December 31, 2015 and 2014, respectively. Our Operational EBIT was NOK 3,106.6 million and NOK 4,254.0 million for the years ended December 31, 2015 and 2014, respectively. Our ROCE was 12.6% and 20.2% for the years ended December 31, 2015 and 2014, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and ROCE and for a reconciliation of Group Operational EBIT to Group EBIT.

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

•	Sales and Marketing is composed of two operating segments:

◦
Markets: the segment comprises activities relating to sales of our primary processed products obtained from the Farming business and, to a lesser extent, purchased from third parties. It also includes logistics and delivery of our products to third-party customers, as well as to our internal secondary processing operations (including Consumer Products) and some secondary processing activities; and

◦
Consumer Products: the segment includes our European secondary processing and value added operations, as well as end-product sales, including logistics (including the processing activities in the Morpol Group which were consolidated into our figures with effect from September 30, 2013).

In addition to our principal operating segments, we have a group of “Other” activities, consisting of corporate functions and our Sterling White Halibut farming operations.

The diagram below demonstrates activities conducted by our Business Areas in 2015. In 2015, the Board of Directors decided to evaluate the possibility of a new Business Area, Marine Harvest Shipping. The new Business Area is expected to be developed gradually through organic growth, starting with the recruitment of a COO in 2016. The background for evaluating a new Business Area is to streamline production and cut costs related to the operations of vessels (work boats, well boats, feed boats), the majority of them currently being leased from third parties.

Value creation by country of origin

Our Farming business is engaged in the production, harvesting and primary (and some secondary) processing of fish. For reporting purposes, Farming sells its main products (i.e., salmon gutted weight) to the Markets segment at prices quoted by Nasdaq OMX (Nasdaq price) or similar salmon pricing indices (refer to “—Key Factors Affecting Results of Operations—Key

Factors Affecting Revenue—Prices—Reference price for salmon” section below for a further discussion of pricing indices). Where Markets enter into medium or short-term contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts. The Markets segment resells some of the primary processed salmon to (i) third parties or (ii) Consumer Products for further processing. Markets also include some secondary processing activities. Consumer Products secondary process salmon purchased from Markets, together with salmon and other seafood purchased from third parties, and sells these products to third parties. Third-party purchases comprised approximately 47% of Consumer Products total raw material inputs by value in 2015.

We assess the overall value creation of our operations based on the salmon’s source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance. For this reason, own salmon-related Operational EBIT in Markets and Consumer Products is allocated back to the salmon’s country of origin.

From the first quarter of 2016, we will start allocating value creation from the Feed Segment back to salmon's source of origin. We will also extend our allocation from Markets and Consumer Products to cover all value creation from these segments in our allocation back to salmon's country of origin.

The relationship between our functional segments and our operational reporting per country of origin in 2015 is illustrated by the diagram below:

The table below sets forth our Operational EBIT by country of origin of our salmon for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
	(in NOK millions)
Operational EBIT—salmon of Norwegian origin(1)	2,868.3	3,046.6	2,410.3
Operational EBIT—salmon of Scottish origin(1)	158.6	470.2	602.7
Operational EBIT—salmon of Canadian origin(1)	120.3	251.1	336.8
Operational EBIT—salmon of Chilean origin(1)	-466.2	317.0	-65.7
Operational EBIT—salmon of Irish origin(1)	81.1	32.6	-29.6
Operational EBIT—salmon of Faroese origin(1)	42.2	164.6	84.2
Operational EBIT—other(2)	302.3	-28.1	-126.4
Group Operational EBIT(1)	3,106.6	4,254.0	3,212.4

(1)
Operational EBIT by country of origin and at Group level is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Operational EBIT to EBIT.

(2)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin.

The table below sets forth our EBIT by country of origin of our salmon for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
	(in NOK millions)
EBIT—salmon of Norwegian origin	3,186.6	3,367.2	3,641.2
EBIT—salmon of Scottish origin	137.8	260.5	757.8
EBIT—salmon of Canadian origin	216.5	109.5	569.0
EBIT—salmon of Chilean origin	-697.4	90.8	21.5
EBIT—salmon of Irish origin	75.4	46.8	-26.9
EBIT—salmon of Faroese origin	105.0	57.4	175.2
EBIT—other(1)	68.8	-298.9	-476.0
Group EBIT	3,092.8	3,633.4	4,661.8

(1)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin.

The table below sets forth our Operational EBIT per kilogram harvested by country of origin of our salmon for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
	(in NOK per kg)
Operational EBIT—salmon of Norwegian origin(1)	11.26	11.81	10.83
Operational EBIT—salmon of Scottish origin(1)	3.16	9.62	12.45
Operational EBIT—salmon of Canadian origin(1)	3.00	9.40	10.19
Operational EBIT—salmon of Chilean origin(1)	-7.46	4.70	-2.32
Operational EBIT—salmon of Irish origin(1)	8.33	5.20	-5.02
Operational EBIT—salmon of Faroese origin(1)	14.43	14.28	14.86
Operational EBIT—other(1)(2)	0.72	-0.07	-0.37
Group Operational EBIT(1)	7.39	10.16	9.34

(1)
Operational EBIT by country of origin and at Group level is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Operational EBIT to EBIT.

(2)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin, divided by total harvested volume.

The table below sets forth our EBIT per kilogram harvested by country of origin of our salmon for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
	(NOK per kg)
EBIT—salmon of Norwegian origin	12.51	13.05	16.37
EBIT—salmon of Scottish origin	2.75	5.33	15.66
EBIT—salmon of Canadian origin	5.40	4.10	17.21
EBIT—salmon of Chilean origin	-11.16	1.35	0.76
EBIT—salmon of Irish origin	7.75	7.48	-4.58
EBIT—salmon of Faroese origin	35.92	4.98	30.93
EBIT—other(1)	0.16	-0.71	-1.38
Group EBIT	7.36	8.67	13.56

(1)	Includes corporate functions, our Sterling White Halibut operations and items not related to salmon of a specific origin, divided by total harvested volume.

Key Factors Affecting Results of Operations

Key Factors Affecting Revenue

Our primary source of revenue is the sale of primary and secondary processed seafood (including value added products), mainly salmon. Revenue generated by our products is the factor of volumes sold and the price that we achieve for our products. Our products are shipped long distances by road, air and water. Our revenues therefore include a substantial freight element, since the freight cost generally is paid by customers.

Sales of salmon and salmon-derived products represented 90.0%, 91.7% and 91.0% of our revenue for the years ended December 31, 2015, 2014 and 2013, respectively. Fresh whole (i.e., primary processed) salmon represented 43.5%, 47.6% and 52.6% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively, while the sale of secondary processed salmon accounted for 45.4%, 43.2% and 35.8%, respectively, of our revenue for the same periods.

The following table sets forth a breakdown of our sales of seafood by product type for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
	(in NOK thousand)
Fresh whole salmon	11,925,372	11,768,184	9,940,097
Fresh elaborated salmon (including fresh smoked salmon)	10,684,745	8,461,749	5,460,839
Frozen whole salmon	296,227	215,186	484,295
Frozen elaborated salmon	1,776,552	2,228,933	1,306,773
Other products	2,739,684	2,049,564	1,710,058
Total revenues	27,422,585	24,723,615	18,902,063

We sell salmon and other seafood directly to retailers, hotels, restaurants as well as to third party processors and distributors in approximately 70 countries worldwide. The following table sets forth a breakdown of our sales of seafood by geographic region for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
	(in NOK thousand)
Europe ex Russia	19,646,977	17,373,615	12,897,055
Russia	216,293	663,324	909,802
Americas	4,801,008	4,007,139	3,146,326
Asia	2,440,764	2,427,566	1,772,856
Rest of the world	317,543	251,970	176,024
Total revenues	27,422,585	24,723,615	18,902,063

Volume

Primary processed products

The following table sets forth the volume of salmon harvested by us by country of origin for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in tonnes GWE)
Salmon of Norwegian origin	254,751	258,021	222,494
Salmon of Scottish origin	50,144	48,858	48,389
Salmon of Canadian origin	40,112	26,697	33,059
Salmon of Chilean origin	62,482	67,504	28,281
Salmon of Irish origin	9,736	6,260	5,883
Salmon of Faroese origin	2,923	11,532	5,665
Total harvested volume of salmon	420,148	418,873	343,772

Harvested volume primarily depends on the quantities of smolt introduced into our operations, which are determined by us one-to-two years prior to harvesting, fish growth rates and our harvesting schedule.

The quantities of smolt introduced into our operations are based on our expectations for the demand for finished product at harvest time, anticipated product prices and our organic growth ambitions in light of regulatory constraints (e.g., maximum standing biomass in production established by our farming licenses).

Fish growth rates are affected by water temperature, disease and other biological issues. As salmon is a cold-blooded animal, seawater temperature plays an important role for its growth rate. With high seawater temperatures, disease risk increases, while temperatures below freezing cause mass mortality. Similarly, biological factors, disease, sea lice and stress of fish each negatively impact the rate of growth of our fish and may result in reduced fish survival.

Volumes in a period are also affected by our harvest schedule, i.e., when we decide to harvest fish from a particular location. Our harvest window is effectively limited by fish age, as fish must be harvested prior to maturation. Nevertheless, we do have a limited ability to accelerate or delay harvest (typically, by a matter of weeks) to optimize price achievement.

Secondary processed products

The majority of our secondary processing occurs in our Consumer Products segment, while some secondary processing also occurs in our Markets segment in the Americas, Asia and Europe. Some filleting activities are also carried out by our Farming operations. The volume of secondary processed salmon, including value added products, that we produce depends on market demand for our secondary processed seafood and the production capacities of our operations.

In 2015, 53% of the fish used in our secondary processing business in Consumer Products, as measured by value, was produced by our fish farms. We have a constant supply of raw materials used in production and can vary our volume of secondary processed seafood based on projected customer demand. Sales of salmon-based products to third party customers accounted for 78% of Consumer Products total sales in 2015, with the remaining representing sales of products based on other fish species, such as cod, pangasius, saithe, Alaska pollock and haddock.

Prices

The price received for our products is determined by the relevant market prices. Our achieved prices may deviate from market prices due to differences in the quality of our product, sales contracts, which typically fix the sales price for a period of three to 12 months, but sometimes longer, and our ability to place our products efficiently in the market. We aim to sell our products at or above market prices, and we measure our ability to do so through price achievement, which measures the prices at which we sell our products against the relevant salmon price index or reference price.

We have been actively pursuing strategies to reduce our dependence on market prices for salmon by increasing our capacity to produce more value-added products, which are generally associated with more stable consumer prices. In line with this strategy, we acquired Morpol, and continue to open secondary processing facilities. In 2015, we expanded our secondary processing facilities in Ustka, Poland and Rosyth, Scotland. Our Rosyth facility started large scale deliveries of value added products to a major UK retailer, in the fourth quarter of 2015. The expansion of the Ustka plant, in addition to increasing the plant's capacity, will result in three almost separate factories (compared to one today), with the ambition of increasing yield, improving the efficiency of the plant and as well as the health and safety of our employees. The processing plant in Ustka is by far our largest secondary processing plant, converting more than 73,765 tonnes of gutted weight equivalent salmon into value added products in 2015.

 Reference prices for salmon

Several price indices for salmon are publicly available. The two most important indices for Norwegian salmon are Nasdaq/Fish Pool provided by NOS Clearing ASA, a subsidiary of Nasdaq OMX Group Inc., and the official statistics of Norway by Statistics Norway, or SSB, a Norwegian governmental entity. Urner Barry in the United States provides a reference price for Chilean salmon in Miami and North American salmon in Seattle. Price correlation across regional markets is generally strong for Atlantic salmon, but we have recently seen a tendency of reduced correlation between prices in America and Europe. The development in the reference price for salmon of Norwegian origin (in NOK), Chilean and North American origins (in USD) is shown below.

  The following table sets forth salmon reference prices per kilogram, based upon source of origin, for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,			Change	Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(prices in NOK)
Norwegian origin(1)	41.27	40.17	39.72	2.7%	1.1%
Chilean origin(2)	29.27	28.84	27.92	1.5%	3.3%
North American origin(3)	19.13	20.11	19.53	-4.9%	3.0%

	Year ended December 31,			Change	Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(prices in the currency of the market)
Norwegian origin (EUR)(1)	4.61	4.80	5.09	-4.1%	-5.5%
Chilean origin (USD)(2)	3.63	4.57	4.75	-20.7%	-3.8%
North American origin (USD)(3)	2.37	3.19	3.32	-25.6%	-4.1%

(1)	Average superior price per kilogram gutted weight (FCA Oslo).

(2)	Average D trim price per pound (Urner Barry Miami three to four pounds).

(3)	Average superior price per pound gutted weight (Urner Barry Seattle 10 to 12 pounds).

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

Global harvest volume of salmon by region for the years ended December 31, 2015, 2014 and 2013 was as follows:

	Year ended December 31,
	2015	2014	2013
	(in tonnes GWE)
Norway	1,110,800	1,079,100	1,029,200
Chile	531,800	524,600	421,300
Scotland	154,200	154,400	142,000
North America	139,300	109,300	121,900
Faroe Islands	69,200	74,400	65,300
Australia	39,600	35,100	35,100
Ireland	14,100	11,100	9,500
Other	16,200	16,300	12,800
Total global harvest volume of salmon	2,075,200	2,004,300	1,837,100

Source: Kontali

Between 2014 and 2015, the global harvest volume of Atlantic salmon increased by 70,900 tonnes (3.5%), to approximately 2,075,200 tonnes gutted weight. Supply from Norway and North America increased by 31,700 tonnes and 30,000 tonnes gutted weight respectively. After a dip in supply in 2014, as part of a managed temporary exit from certain areas due to biological challenges, supply of North American salmon increased significantly in 2015 to a level of 139,300 tonnes gutted weight. The increase in the Norwegian harvest volume in 2015 was driven by increased smolt stocking in 2013, favorable sea water temperatures in 2014 and 2015 and early harvest in some regions due to biological challenges, in particular related to sea lice. Supply from Scotland was stable, while Ireland increased by 3,000 tonnes gutted weight due to an improved biological situation compared to 2013/2014. Supply from the Faroe Islands decreased by 5,200 tonnes gutted weight mainly due to Marine Harvest’s uneven stocking pattern as a result of a limited number of sites in operation. Supply from Chile were up by 7,200 tonnes gutted weight compared to 2014, and the fourth quarter volumes were higher than expected, driven to a large extent by challenging biological conditions, which caused several industry players to harvest early at lower average harvest weights. Other regions added, in total, 4,400 tonnes gutted weight compared to 2014.

During the year ended December 31, 2015, reference prices for salmon increased by 2.7% for salmon of Norwegian origin, while there was a decrease of 20.7% and 25.6% for salmon of Chilean and North American origins respectively, measured, in NOK and USD respectively. The price for salmon of Norwegian Origin measured in EUR decreased by 4.1% as a result of the weakening of the NOK towards EUR.

As our Irish operation produces mainly organic salmon, there is no reference price available for benchmarking our salmon of Irish origin. Salmon from our Irish operations is sold mainly on contracts.

Prices for the products produced by Consumer Products are primarily driven by customer demand and the cost of the raw materials used in their production. Because secondary processed products, including value added products, are to some extent considered to be premium products, demand fluctuates with the state of regional and global economies and the consumers’ general wealth. In addition, global trends in consumer tastes affect demand for such products. The cost of raw materials is largely dependent on reference prices, especially Atlantic salmon prices, most of which we supply internally from our Farming segment. In 2015, raw material prices were relatively stable compared to 2014 in the European Market with a marked increase in prices towards the end of the year.

Quality

The quality of our fish may greatly affect the price we are able to achieve in comparison with the reference price. Diseases, sea lice, biological issues (such as Kudoa) and stress may all impact the quality of our fish, resulting in downgrading and lower achieved prices. In addition, when salmon reach reproductive maturity, or maturation, the flesh color and meat quality changes, resulting in lower product quality.

Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish are normally priced according to standard rates of deduction compared to a superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight, depending on the reason for downgrading. In other countries, price deductions related to quality are not as standardized, but the same general principles apply.

 The following table sets forth the share of superior quality salmon harvested by us in the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Quality—superior share	92%	91%	89%

Contracts and Derivative Instruments

To limit our exposure to short and medium-term fluctuations in salmon prices, we enter into sales contracts for future deliveries of our products. Our sales contracts generally have a duration of three to 12 months, but sometimes longer, and in the past have covered between 20% and 50% of our global harvested volume for the upcoming quarter. Our target is to optimize the contract portfolio to attain the best possible mix of contract share and spot price, with an average contract coverage ratio typically between 20% and 50%. The following table sets forth our contract coverage for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Contract coverage(1)	34%	36%	37%

(1)	Contract coverage represents the percentage of our products that was sold pursuant to short and medium term (three to 12 months) fixed price contracts.

Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than reference price.

We also utilize salmon derivatives to hedge our exposure to fluctuations in reference prices. Salmon derivatives provide the same hedge against exposure to spot price fluctuations as contracts for future sales of salmon to customers, so we use hedging instruments as well as contracts to achieve our contract coverage goals described above. Gain and loss recognized by us through our salmon derivatives, both realized and unrealized, for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Realized gain/(loss)(1)	-22.1	-32.3	31.0
Unrealized gain/(loss)(2)	-112.3	54.4	-30.2
Financial gain, net(3)	1.9	2.3	3.9

(1)	Recognized in revenue/cost of material.

(2)	Recognized in other income.

(3)	Recognized in other financial items.

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

Price Achievement

The average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against Nasdaq for salmon of Norwegian, Scottish and Faroese origin, and Urner Barry for salmon of Canadian and Chilean origin. In 2015, we changed the price achievement measures for salmon of Norwegian and Faroese origin from NOS to Nasdaq (Nasdaq = NOS + NOK 0.75 per kilogram). For salmon of Scottish origin we use a derived Nasdaq (Nasdaq + 1.80 in 2015). Our price achievement compared to the reference prices for the years ended December 31, 2015, 2014 and 2013 was as follows:

	Year ended December 31,
	2015	2014	2013
Average price achievement	103%	102%	95%

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

Costs in our Sales and Marketing Business Area are primarily composed of raw materials costs (e.g., primary processed salmon), which we to a large extent produce internally for our Consumer Products operations, and costs associated with running secondary processing operations, such as salaries and utilities. We measure our secondary processing operational efficiency through yield and throughput. Yield measures the number of kilograms of end product we are able to produce from one kilogram of raw materials. Throughput measures our secondary processing cost per kilogram produced.

Because it takes two to three years to bring a salmon to harvestable size, fish feed prices and prices for other costs associated with the farming of fish accumulate over multiple periods (i.e., the entire life of the fish), and affect the cost of materials recognized in the period when our fish is harvested and sold. Costs associated with secondary processing are expensed in the period in which the product is sold, unless goods are produced for stock to be sold in a later period.

The following table demonstrates the composition of our cost of materials recognized in the year ended December 31, 2015:

Year ended December 31, 2015
(in NOK million)
Feed purchases(1)	4,070.2
Other purchases(2)	10,947.9
Net change in biological inventory(3)	-2,271.0
Freight and other income reductions(4)	2,280.0
Net change in other inventory (5)	334.6
Other costs of materials(6)	496.8
Cost of materials	15,858.4

(1)	Feed purchases on consolidated level represent the cost of third party fish feed fed to our fish during the period.

(2)
Other purchases represent feed raw materials for own feed production and seafood raw materials purchased for trading or use in our secondary processing from third parties (e.g., cod, Alaska pollack, shrimp, plaice, redfish and pangasius), packaging material, medications and third party services.

(3)
Net to (from) stock/change in biological inventory represents movements in our salmon inventory during the period. Effectively, this line item is used to (i) recognize in the current period the cost of fish feed and other materials that were fed/used in prior periods to the fish harvested in the current period and (ii) defer recognition of the cost of fish feed and other materials fed/used in the current period to the fish that was not harvested in the period.

(4)	Freight and other income reductions primarily represents costs associated with transportation of our products to customers.

(5)	Change in other inventory mainly relates to changes in inventory of feed, finished goods and packaging materials.

(6)	Other costs of materials mainly relates to incident based-mortality recognized in the period.

Fish feed

Fish feed is our largest expense category, and it accounted for approximately 45% of our “cost in box” per kilogram in 2015.

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

The following table sets forth our fish feed cost per kilogram of fish harvested in the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK per kg)
Group feed cost per kilogram(1)	14.61	12.99	12.61

(1)	Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested biomass by tonnes gutted weight of salmon harvested.

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

Other purchases (including purchases for trading/further processing)

Other purchases primarily represent seafood raw materials (e.g., salmon, cod, Alaska pollack, shrimp, plaice, redfish and pangasius) purchased from third parties for trading (i.e., for sale to customer by our Markets segment) or use in our secondary processing operations and purchases of feed raw materials. Third party purchases of raw materials are not affected by our harvest volume. Instead, expense associated with such purchases is driven by market prices of the underlying seafood and the volume of our purchases, which are dependent on our secondary processing volume and our desired levels of trading of seafood. In Feed, third party purchases of raw materials are driven by production volumes in farming and the price of raw materials. Other purchases also include packaging material, medications and third party processing services. Packaging materials include all packaging materials from bulk bins to end consumer wrapping. The processing activity is the main driver for the cost of packaging materials. Medications refer to the cost of vaccines and medicines used in our farming operations and the cost driver is the need for treatments combined with the cost per unit for vaccines and medical treatment.

Biological factors

Biological factors, such as fish mortality, fish diseases and sea lice affect our harvest volumes and therefore our revenue, but also our costs. We may be required to expend resources to mitigate the effects of the foregoing factors (e.g., costs of vaccines) and the cost per kilogram increases if fish die or growth is impaired.

Fish survival

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

Fish survival rates are affected by a number of factors, including infectious and non-infectious diseases, wounds, predators and fish handling. We expense incident-based mortality in the period when incidents occur. The cost associated with normal mortality is included in the value of the remaining inventory, contributing to increased cost of the fish when harvested and sold.

Sea lice management

Sea lice, of which there are several species, are naturally occurring seawater parasites. They infect the salmon’s skin and, if not controlled, they can cause lesions, secondary infections and mortality. Sea lice can be controlled through good husbandry and management practices, the use of pharmaceutical products, cleaner fish (wrasse and lumpsucker that eat sea lice off the salmon’s skin), other non-medicinal tools (e.g. skirts around pens) and hydrogen peroxide and freshwater baths. Sea lice management is important from a fish wellbeing (to minimize potential skin damage and wounds) and cost perspective (treatment). Ensuring that sea lice from farms do not have a negative impact on wild salmonid stocks is also important from an environmental perspective.

Fair Value Adjustment on Biological Assets and Uplift on Harvested Fish

We measure biological assets at fair value, unless fair value cannot be measured reliably. Changes in fair value of our biological assets are recorded in our income statement at the end of each month. In our opinion, broodstock, smolt and live fish below one kilogram cannot be measured reliably, and we therefore measure these biological assets at cost less impairment losses. Live fish over four kilogram are measured at full net value, while a proportionate expected net profit at harvest is incorporated for live fish between one kilogram and four kilogram. The main drivers in the valuation are volume of biomass (and average weight per site) at the relevant reporting date, expected cost at harvest and expected value at harvest (based on externally quoted forward prices where applicable and/or our price estimate for the period in which the fish is expected to be harvested).

At the point of harvest, the fair value adjustment on biological assets is reversed and presented on a separate line as fair value uplift on harvested fish.

The following table presents biological assets adjustment recognized by us in the statement of comprehensive income and in the statement of financial position as of and for the years ended December 31, 2015, 2014 and 2013:

	As of and for the Year ended December 31,
	2015	2014	2013
	(in NOK million)
In the statement of comprehensive income
Fair value uplift on harvested fish	-4,098.9	-5,518.5	-4,323.7
Fair value adjustment on biological assets	4,189.2	5,007.7	6,118.3
In the statement of financial position
Fair value adjustment on biological assets	2,343.3	2,258.4	2,742.9
Biomass at cost	8,596.3	7,755.6	6,793.7
Total biological assets	10,939.6	10,014.0	9,536.6
Carrying amount 01.01	10,014.0	9,536.6	6,207.9
Cost to stock	12,402.0	10,277.8	8,540.8
Fair value adjustment on biological assets	4,189.2	5,007.7	6,118.3
Fair value uplift on harvested fish	-4,098.9	-5,518.5	-4,323.7
Mortality for fish in the sea	-404.9	-310.9	-158.4
Cost of harvested fish	-11,528.5	-9,635.7	-7,419.4
Assets acquired — continued operations	—	168.4	338.9
Currency translation differences	366.7	488.6	232.2
Total carrying amount on biological assets of 31.12	10,939.6	10,014.0	9,536.6

In the autumn of 2014, The Financial Supervisory Authority of Norway (Finanstilsynet) initiated an evaluation of certain aspects of the financial reporting prepared by fish farming companies listed on the Oslo Stock Exchange. The purpose of this process was to evaluate whether or not the industry companies reported in a uniform and consistent manner in accordance with IFRS. In response to this process, affected fish farming companies established a financial reporting industry group, as an arena for discussions and improvement.

One identified improvement area is to develop a common model for measurement of fair value on biological assets in line with IAS 41. This work has been initiated, and will continue in 2016. The group aims to complete a common model in time for an updated version to be implemented from December 31, 2016. For more information see “Note 6 Biological Assets.”

Other non-operational items

Other non-operational items refer to an accrual related to a fine imposed by the European Commission as a consequence of an alleged breach of the provisions of the European Merger Regulations when acquiring Morpol in 2012/2013, as well as a settlement of a lawsuit against a former managing director of Marine Harvest Chile S.A and others.

Income/loss from Associated Companies

Our income/loss from associated companies is primarily attributable to our share of income of Nova Sea AS, which includes the fair value adjustment on Nova Sea AS’s biological assets. We own approximately 48% of Nova Sea AS, which is a salmon producer with fish farming facilities in Northern Norway.

Currency Effects

A substantial part of our sales and operating expenses are incurred in currencies other than NOK, our reporting currency. Such currencies include USD and EUR. In addition, the majority of our interest bearing debt is denominated in currencies other than NOK. As a result, our profit and loss statement is affected by fluctuations in relevant currencies, primarily EUR and USD. In addition to the currency effects in profit or loss, currency translation differences are recognized within other comprehensive income. These effects reflect the exchange differences arising from the translation of financial figures of foreign subsidiaries.

The following table presents net currency effects recognized by us in our profit and loss statement for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in NOK million)
Currency effects on interest-bearing debt	78.3	-252.3	-528.5
Currency effects on cash trade receivables and trade payables	63.9	135.3	105.7
Gain/(loss) on short-term transaction hedges	-9.7	-233.1	46.6
Realized gain/(loss) on long-term cash flow hedges	-94.8	-38.3	64.5
Net currency gain/(loss)	37.7	-388.4	-311.7

To mitigate the potential fluctuation effects on our cash flows, we maintain a foreign exchange strategy designated to manage these exposures both in the short and long term, as discussed further in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange.”

Starting January 1, 2016 we have changed our reporting currency to EUR. As a result our exposure to currency fluctuations will therefore be reduced going forward with the reporting currency and the main financing currency both being EUR.

Other Financial Items

The major component of our other financial items is the change in fair value of the conversion liability component of our EUR 375 million convertible bonds issued in 2014 and the EUR 340 million convertible bonds issued in 2015, with the fair value fluctuating both with changes in the exchange rate between EUR and NOK and the market price of our shares. Fluctuations in income/expense recorded in relation to the conversion liability component of the convertible bonds are not taxable, so these fluctuations also affect our tax expense as a percentage of earnings before taxes for a given period. See note 11 to our financial statements included in this annual report.

In 2015, the EUR 350 million convertible bonds due 2018 was converted to shares/redeemed. Bondholders who exercised their conversion rights received ordinary shares, cash consideration and accrued interest. Bondholders representing an aggregate principal loan amount of EUR 348 million, or 99.43% of the total outstanding amount of the bonds, elected to convert their bonds into shares. The remaining amount of the bonds were redeemed. For further information on the conversion of our EUR 350 million convertible bonds, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Conversion/Redemption of EUR 350 million principal amount of convertible bonds due 2018”.

We discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014, as they no longer qualified for hedge accounting. The cumulative gain on the hedged interest rate swaps that had been recognized in other comprehensive income was reclassified from equity to profit or loss as it was no longer highly probable that the forecast transactions were expected to occur. The cumulative gain on the currency cash flow hedges that had been recognized in other comprehensive income has been reclassified from equity to profit and loss when the expected forecast transaction occurred. As of December 31, 2015, the full cumulative gain had been reclassified.

Non-IFRS Measures

Operational EBIT.    Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized internal margin (on unharvested fish), change in unrealized salmon derivatives (Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, onerous contracts provision, restructuring costs, income/loss from associated companies, impairment losses and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) it does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) it does not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure. We present Operational EBIT at Group level, by country of origin and by segment. Our definition of Operational EBIT may not be comparable to similarly titled measures reported by other companies. Our Operational EBIT at Group level and by country of origin are reconciled to EBIT below. For a reconciliation of our Operational EBIT by segment to EBIT, see Note 4 to our financial statements in this annual report.

ROCE.     ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, onerous contracts provision and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts, for the period from December 31, 2012 until September 30, 2013, our investment in Morpol, and for the years ended December 31, 2013, December 31, 2014 and December 31, 2015 business held for sale. The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpol’s financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. Refer to “Item 3. Key Information—A. Selected Financial Data” for calculation of ROCE.

The following table sets forth our Group Operational EBIT and ROCE for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Operational EBIT (in NOK million)	3,106.6	4,254.0	3,212.4
Group EBIT (in NOK million)	3,092.8	3,633.4	4,661.8
ROCE	12.6%	20.2%	18.5%

Analysis of Results of Operations

Year ended December 31, 2015 compared to year ended December 31, 2014

Acuinova was consolidated into the Group figures from December 23, 2014.

Set out below are our consolidated statements of operations data for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	(in NOK million)		(as percentage of revenue)
	2015	2014	2015	2014
Consolidated Income Statement Data
Revenue and other income	27,880.7	25,531.3	100%	100.0%
Cost of materials	-15,858.4	-13,677.4	-56.9%	-53.6%
Fair value uplift on harvested fish	-4,098.9	-5,518.5	-14.7%	-21.6%
Fair value adjustment on biological assets	4,189.2	5,007.7	15.0%	19.6%
Salary and personnel expenses	-3,825.5	-3,320.9	-13.7%	-13.0%
Other operating expenses	-3,969.9	-3,350.0	-14.2%	-13.1%
Depreciation and amortization	-1,252.0	-966.8	-4.5%	-3.8%
Onerous contracts provision	-6.6	23.7	—%	0.1%
Restructuring cost	-136.3	-52.9	-0.5%	-0.2%
Other non-operational items	21.7	-168.2	0.1%	-0.7%
Income/loss from associated companies	209.7	149.5	0.8%	0.6%
Impairment losses	-60.9	-24.1	-0.2%	-0.1%
Earnings before financial items (EBIT)	3,092.8	3,633.4	11.1%	14.2%
Interest expenses	-416.5	-544.6	-1.5%	-2.1%
Net currency effects	37.7	-388.4	0.1%	-1.5%
Other financial items	-473.8	-1,213.7	-1.7%	-4.8%
Earnings before taxes (EBT)	2,240.2	1,486.7	8.0%	5.8%
Income taxes	-820.5	-752.0	-2.9%	-2.9%
Net earnings from continuing operations	1,419.7	734.8	5.1%	2.9%
Profit after tax from discontinued operations/assets held for sale	-2.1	204.8	—%	0.8%
Profit or loss for the year	1,417.6	939.5	5.1%	3.7%
Attributable to:			—%	—%
Non-controlling interests	0.6	3.9	—%	—%
Owners of Marine Harvest ASA	1,417.1	935.6	5.1%	3.7%

Revenue and other income

Revenue and other income for the year ended December 31, 2015 was NOK 27,880.7 million, an increase of 9%, or NOK 2,349.4 million, compared to NOK 25,531.3 million in 2014. Revenues achieved in 2015 were our highest ever for the Group, and the increase compared to 2014 was driven by a 4.1% increase in the volume sold by Consumer Products in combination with the effects of a strengthening of the main trading currencies compared to the NOK. The sales growth in Consumer Products was driven by an increase in the sale of Modified Atmosphere Packed products (MAP) and the start up of our new value added plant in Rosyth, Scotland. Harvested volume was also slightly up compared to 2014, with a total of 420,148 tonnes gutted weight of salmon harvested in 2015, an all-time high, compared to 418,873 tonnes in 2014. Salmon of Canadian, Scottish and Irish origins reported growth in volumes harvested compared to 2014 due to increased stocking in 2013 and less biological challenges, while salmon of Norwegian and Chilean origins reported lower volumes harvested mainly due to increased biological challenges from sea lice and in the case of Chile also Salmon Rickettsial Septicaemia, or SRS. Volumes harvested of salmon of Faroese origin were low in 2015 due to an uneven stocking pattern as a result of a limited number of sites in operation.

The development in the reference prices continued the diverging trend in 2015. For the full year, the reference prices for Atlantic salmon measured in NOK and USD, respectively, were up by 2.7% for salmon of Norwegian origin, but down by 20.7% and 25.6% for salmon of Chilean and North American origin respectively compared to 2014. The overall average price achieved was 3% above the reference price in 2015, compared to 2% above the reference price in 2014.

Cost of materials

The table below presents a breakdown of our cost of materials for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in NOK million)%
Feed purchases	4,070.2	4,751.3	-681.1	(14.3)%
Other purchases	10,947.9	8,154.7	2,793.1	34.3%
Net change in biological inventory	-2,271.0	-2,118.4	-152.6	7.2%
Freight and other income reductions	2,280.0	1,921.7	358.3	18.6%
Net change in other inventory	334.6	592.1	-257.5	(43.5)%
Other costs of materials	496.8	376.0	120.8	32.1%
Total cost of materials	15,858.4	13,677.4	2,181.0	15.9%

The cost of materials for the year ended December 31, 2015 was NOK 15,858.4 million, an increase of 15.9%, or NOK 2,181.0 million, compared to NOK 13,677.4 million in 2014. The increase was primarily driven by increased costs related to health and feed in farming, and increased cost of sourced finished products for trading in Consumer Products. Feed purchases amounted to NOK 4,070.2 million in 2015, compared to NOK 4,751.3 million in 2014. Feed purchases at Group level do not include purchases of our own produced feed as this is eliminated in our consolidated accounts. Internal feed purchases amounted to NOK 2,834.2 in 2015, compared to NOK 1,210.6 million in 2014. The increase in the cost of purchased feed (including our own feed) is a result of increased prices. Feed prices increased by approximately 15% as a result of higher feed raw material prices, while the quantity of fish feed used in our operations was stable between 2014 and 2015. Other purchases increased between 2014 and 2015 driven by purchases of raw material for feed production combined with increased cost of sourced finished goods in Consumer Products. 2015 was the first full year of operations for our feed operations, which explains the significant increase in other purchases. There has also been a reclassification between accounts from 2014 to 2015 as purchases of feed raw materials in 2014 were recognized as net change in other inventory. Freight and other income reductions in the year ended December 31, 2015 were 18.6% higher than in the same period in 2014 at NOK 2,280.0 million mainly due to the increased volumes in both Farming and Sales and Marketing.

Salary and personnel expenses

The table below presents a breakdown of our salary and personnel expenses for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in NOK million)%
Gross wages/salaries	2,713.6	2,367.7	345.8	14.6%
Third party staff (temporary labor)	302.0	271.3	30.7	11.3%
Bonus and share price based bonus scheme	191.9	153.7	38.2	24.9%
Social security taxes	378.2	347.7	30.5	8.8%
Other personal expenses	239.7	180.4	59.3	32.9%
Total salary and personnel expenses	3,825.5	3,320.9	504.6	15.2%

The increase in salary and personnel expenses for the year ended December 31, 2015 of NOK 504.6 million or 15.2% compared to the same period in 2014 was primarily driven by a NOK 345.8 million increase in gross wages/salaries as a result of the inclusion of Acuinova in Chile, the first full year of operations at our feed plant in Norway and slightly increased activity in general, as well as exchange rate effects arising from the weakening of the NOK.

Other operating expenses

The table below presents a breakdown of our other operating expenses for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in NOK million)%
Maintenance	1,078.0	886.0	191.9	21.7%
Electricity and fuel	486.8	424.7	62.1	14.6%
Rent and leases	562.7	419.3	143.4	34.2%
Third party services	388.5	345.0	43.5	12.6%
Insurance	197.5	168.3	29.1	17.3%
Consultancy and audit fees	221.9	215.5	6.4	3.0%
IT costs	187.8	162.8	25.0	15.3%
Travel costs	147.0	132.3	14.7	11.1%
Advertising and promotion	90.3	99.2	(9.0)	(9.0)%
Other expenses	609.4	496.9	112.6	22.7%
Total other operating expenses	3,969.9	3,350.0	619.9	18.5%

Other operating expenses increased by NOK 619.9 million or 18.5% during the year ended December 31, 2015 compared to the same period in 2014. The increase was partly due to the first full year of operations in Marine Harvest Fish Feed, where the increase was NOK 68.4 million. The remaining increase relates to higher maintenance, rents and leases and other expenses. The increase in maintenance costs and rent and leases was attributed to increased seawater activity in farming and partly due to the inclusion of Acuinova in Chile. The increase in other operating costs was driven by increased costs in Scotland mainly due to the release of a major accrual in 2014. Exchange rate effects arising from the weakening of the NOK affects the 2015 NOK values for all operating cost items.

Net fair value on biological assets

We recognized a fair value uplift on harvested fish and a fair value adjustment on biological assets of NOK - 4,098.9 million and NOK 4,189.2 million, respectively, for the year ended December 31, 2015. In the year ended December 31, 2014, these amounts were NOK -5,518.5 million and NOK 5,007.7 million respectively. The net fair value adjustment on biological assets was NOK 90.3 million for the year ended December 31, 2015, compared to NOK -510.8 million n 2014. The increase is attributed to the increase in the market prices for Atlantic salmon in the European market.

Restructuring costs

As a response to the weak prices for Atlantic salmon in Marine Harvest Chile's main markets, in addition to a challenging biology in general, we decided to reduce the smolt stocking in 2015 and accordingly, our Chilean operations will also reduce the manning by approximately 200 employees. A provision in the amount of NOK 84.4 million related to culling of excess smolt and severance payment was recognized in this regard in 2015. During the second quarter of 2015, we also launched further restructuring initiatives in Consumer Products to improve profitability. The restructuring affected central staff functions in Belgium and France. A provision in the amount of NOK 42.2 million was recognized in 2015. In addition to the above mentioned restructuring efforts, we decided to co-locate the Group staff functions at the headoffice in Bergen during the year. In total, we recognized restructuring provisions in the amount of NOK 136.3 million for the year ended December 31, 2015. The corresponding figure for 2014 was NOK 52.9 million.

Income/loss from associated companies

We recognized an income from associated companies of NOK 209.7 million for the year ended December 31, 2015 compared to NOK 149.5 million in 2014. The increase was primarily due to the increase in net income from Nova Sea AS. The income from Nova Sea includes fair value adjustment on biomass.

Earnings before financial items (EBIT)

As a result of the foregoing, our EBIT was NOK 3,092.8 million in the year ended December 31, 2015, compared to NOK 3,633.4 million in 2014.

Financial items

Set out below are the primary components of our net financial items for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in NOK million)%
Interest expense	-416.5	-544.6	128.1	-23.5%
Net currency effects	37.7	-388.4	426.1	-109.7%
Other financial items	-473.8	-1,213.7	739.9	-61.0%

Interest expense

Interest expense decreased by 23.5% in the year ended December 31, 2015 to NOK -416.5 million compared to NOK -544.6 million in 2014 due to the more favorable composition of interest-bearing debt, with a higher share of convertible bonds at favorable terms. The average interest bearing debt for 2015 was NOK 9,430.0 million compared to NOK 8,529.3 million in 2014. Net interest-bearing debt at year end totaled NOK 9,592.1 million. This figure was significantly influenced by the weakening of the NOK relative to the company’s main borrowing currencies (EUR, USD and GBP).

Net currency effects

Net currency effects for the year ended December 31, 2015 were NOK 37.7 million, compared to NOK -388.4 million in 2014. The positive currency effect in 2015 is driven by the strengthening of the USD against the NOK as the Group has limited third party interest bearing debt denominated in USD, but has significant internal lending to its Chilean subsidiary in this currency. The depreciation of the NOK against the EUR, the currency in which most of our interest bearing debt is denominated, resulted in currency losses, both in relation to the loan portfolio and the cash flow hedges in 2015 and 2014.

 Other financial items

For the year ended December 31, 2015, other financial items were NOK -473.8 million compared to NOK -1,213.7 million in 2014. The change in the fair value of the conversion liability components of the convertible bonds amounted to NOK -587,3 million due to the increased share price. The negative values were partially offset by dividends received and gain/loss on sale of other shares of NOK 22.0 million and a change in the fair value of shares of NOK 101.0 million. The amount recognized in 2014 was mainly due to the negative change in the fair value of the conversion liability components of the convertible bonds of NOK -1,171.3 million, while the change in the fair value of financial instruments was NOK -108.9 million, partially offset by dividend and gain/loss on sale of other shares of NOK 9.0 million and change in the fair value of shares of NOK 33.8 million.

Income taxes

For the year ended December 31, 2015, our tax expense was NOK -820.5 million, compared to NOK -752.0 million in 2014. The main driver for the increased tax expense was the increase in earnings before taxes and temporary differences and changes in the tax rates. The negative change in the fair value of the conversion liability components of the convertible bonds influenced the calculated tax expense as this is not a deductible item.

Net earnings from continuing operations

As a result of the foregoing, our net earnings increased by NOK 684.9 million in 2015 to NOK 1,419.7 million, from NOK 734.8 million for the year ended December 31, 2014.

Non-IFRS Financial Measures

Operational EBIT

Group Operational EBIT decreased by 27.0%, from NOK 4,254.0 million for the year ended December 31, 2014 to NOK 3,106.6 million for the year ended December 31, 2015. The main reason for the negative development was increased costs in farming combined with a challenging market in the US. Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT. Our EBIT was NOK 3,092.8 million in the year ended December 31, 2015, compared to NOK 3,633.4 million in 2014.

ROCE

ROCE was 12.6% for the year ended December 31, 2015, compared to 20.2% in 2014, reflecting change in profit and the fair value adjustment on biological assets. The fair value adjustment on biological assets was NOK 601.1 million higher in the year ended December 31, 2015 compared to the same period in 2014. This value is excluded from our ROCE calculations. ROCE is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate ROCE.

Segment and Country of Origin Reporting

The following is a discussion of our operational results by business segment and based on the salmon’s source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance.

Operational EBIT by segment

The following table sets forth Operational EBIT of each of our operating segments for the years ended December 31, 2015 and 2014. Operational EBIT by segment is non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT:

	Year ended December 31,
	2015	2014
	(in NOK million)
Operational EBIT—Feed	192.3	47.1
Operational EBIT—Farming	2,136.0	3,651.2
Operational EBIT—Markets	587.0	518.4
Operational EBIT—Consumer Products (1)	176.0	118.7
Operational EBIT—Other	15.2	-81.4
Group Operational EBIT(2)	3,106.6	4,254.0
Group EBIT	3,092.8	3,633.4

(1)	Beginning on January 1, 2015, our Morpol and VAP Europe segments were consolidated into a single segment: Consumer Products.

(2)
Group Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT.

Feed

Our feed plant had its first full year in operation in 2015, and the operational performance for the year was very good both with regards to operational efficiency and profitability. Feed's revenue and other income amounted to NOK 2,867.8 million for the year ended December 31, 2015, compared to NOK 1,215.1 million in 2014. The increase was due to higher volume. Feed's revenues are mainly generated from internal sales to the Farming segment. Feed’s Operational EBIT was NOK 192.3 million for the year ended December 31, 2015, compared to NOK 47.1 million in 2014. Favorable raw material purchases and efficient operations contributed to good profitability, as raw materials constitute approximately 80% of the total cost of feed. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial

Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

During its first full year in operation, the plant produced 281,655 tonnes of feed, or approximately 80% of the needs in the Norwegian farming operations, based on 2015 production. In the fourth quarter of 2015, we were more than 86% self-sufficient in feed in Norway. Our feed operations has thus far only sold feed internally, but small scale sales to third party farming operations will start in 2016.

In 2015 we started production of smolt and broodstock feed for our farming operations. The expansion of the product portfolio is in line with our strategy to increase our rate of self-sufficiency for feed. We also continued our work to substitute raw materials in order to develop the optimal diets. In this regard we introduced salmon oil as an alternative to other marine oils in feed. The salmon oils are locally available, fresh, safe and of high nutritional quality. The introduction of this ingredient into our feed lifts pressure on fish oil from limited wild caught stocks and also reduces the carbon footprint of our production due to less need for logistics/transport. Salmon oil was only used for some of our production in Norway in 2015. Low stocks of anchovies along the coast of Peru contributed to significant increases in the quoted fish meal prices in the third quarter with further increases in the fourth quarter, and our effort to find alternative sources of marine ingredients thus remains a key priority.

In line with our strategy, and based on the positive experience from our feed plant in Norway, and our observations that our third party European feed purchases remain significant (where our Scottish, Faroese, and Irish farming operations remain 100% supplied by third party feed), the Board of Directors in December 2015, approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed which will cover 100% of our needs for fish feed in Scotland, Ireland and the Faroe Islands combined, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018, when our existing third party feed contracts expire.

Farming

Farming's revenues and other income amounted to NOK 17,027.1 million in the year ended December 31, 2015, compared to NOK 16,248.6 million in 2014. Farming's revenues are mainly generated from internal sales to the Markets segment. Farming’s Operational EBIT was NOK 2,136.0 million in the year ended December 31, 2015, compared to NOK 3,651.2 million in the year ended December 31, 2014. The reduction was primarily a result of increased feed and lice mitigation costs and reduced survival, combined with a challenging American market with prices below break even level. Volume harvested was slightly up from 2014 to 2015. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

The cost in box (i.e. the total cost per kilogram salmon harvested) increased from 2014 to 2015 for salmon of all origins except Canadian mainly due to increased cost of feed and biological challenges. For salmon of all origins combined, the cost in box increased from NOK 27.33 per kilogram harvested in 2014 to NOK 32.93 per kilogram in 2015 when converted at the yearly average exchange rates for 2014 and 2015 respectively. This represents an increase of 20.5%. If converting both years at the 2015 yearly average exchange rates the increase was 9.6% from NOK 30.04 per kilogram harvested in 2014 to NOK 32.93 per kilogram in 2015. We continue our efforts to improve the efficiency of our operations, focusing on the growth rates of fish in sea and the feed conversion rates. For details with regard to the operational development of the farming entities, please see the discussion under the salmon’s country of origin.

Sales and Marketing

Sales and Marketing consist of Markets and Consumer Products. In June 2014, we announced the launch of the Consumer Products segment, which is the consolidated operation of VAP Europe and Morpol. Consumer Products was reported as one segment from January 1, 2015 and comparative figures for 2014 have been restated.

Markets

Market's revenues and other income amounted to NOK 20,368.4 million for the year ended December 31, 2015, compared to NOK 18,857.5 million in 2014. The increase was driven by the effects of a waker NOK towards other main currencies. Markets’ Operational EBIT for the year ended December 31, 2015 was NOK 587.0 million, compared to NOK 518.4 million in 2014. The 2015 Operational EBIT comprised NOK 351.6 million from Markets Europe, NOK 78.3 million from Markets Asia and NOK 157.0 million from Markets Americas, compared to NOK 329.3 million, NOK 70.5 million and NOK 118.7 million, respectively, in 2014. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

Consumption in the EU was strong in 2015, increasing by 7.4% compared to 2014. Good demand growth was demonstrated across the continent, but particularly in Southern Europe, Germany and the UK. France remained a challenging market, but improvement was recorded compared to 2014. As a result of the Russian ban on import of salmon of most European origins, sales to Russia were significantly reduced compared to 2014. The reference price in 2015 measured in NOK was higher than in 2014 and our price achievement was above the reference price for salmon of all European origins. Volume sold decreased by 3.0% compared to 2014 due to a reduction in the volume harvested for salmon of Norwegian and Faroese origins (for additional information please refer to "Operational performance by country of origin" below.

The Asian market remained strong in 2015, despite negative growth rates in some key markets compared to 2014 (China/Hong Kong -2.2% compared to +26.0% in 2014, Japan -5.1% compared to +7.3% in 2014). Trade barriers and a shortage of large-sized salmon were important factors for the reduction in sales to the Chinese market. South Korea/Taiwan recorded exceptional growth of + 25.1% in 2015 compared to +16.4% in 2014. Our Markets Asia organization was able to improve the profitability in 2015 despite a reduction in the volumes sold of 5.3%. Our brand building efforts continue in this market with strong performance recorded both for our Mowi salmon in Japan and Supreme Salmon in Taiwan. Compared to 2014, sales of Mowi products were more than three times higher in 2015 with strong volume development in the second half of the year.

The American market was very challenging in 2015 with prices below break even level for salmon of Chilean origin throughout the year. Increased supply of salmon of Chilean, Canadian and European origin combined with declining comparable protein prices and sticky retail prices resulted in price pressure during the year. Our American markets organization performed well compared to the reference prices in 2015 and the price achievement for salmon of Chilean and Canadian origin was 9% above and 1% below the relevant reference prices respectively.

The price achievement of our Markets organization is further discussed under “Operational performance by country of origin”.

Consumer Products

Consumer Products' revenues and other income amounted to NOK 10,428.8 million for the year ended December 31, 2015 compared to NOK 9,235.1 million in 2014. The increase was driven by volume growth and currency translation effects. Consumer Product's Operational EBIT for the year ended December 31, 2015 was NOK 176.0 million, compared to NOK 118.7 million in 2014. Our profitability in 2015 was significantly influenced by start up costs at our Rosyth processing plant in Scotland. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

The share of salmon products sold in percent of total sales value was 73% in 2015 compared to 74% in 2014. We experienced strong growth in Southern Europe and the German Market remained strong throughout the year. As a result volumes sold increased by 4.1% compared to 2014, ending at 109,838 tonnes end product weight. Improvements in yield and underlying efficiency were reported during the course of the year both in our chilled and fresh operations.

Our Chilled operations (mainly smoked products) significantly improved their performance in 2015 compared to 2014. In our French chilled plant, Kritsen, an operational turn-around was completed during the year, and as a result significant losses in 2014 were converted to profit in 2015. In our Fresh operations, we have also seen improvement in the operational efficiency, but the positive effects were reversed by losses in our new facility in Rosyth, Scotland. This plant has promising potential as we have secured deliveries to a major UK retailer. Deliveries on this account started in the fourth quarter, but low production efficiency and poor yield resulted in significant operational losses. The losses at our Rosyth plant in 2015 amounted to NOK -141.6 million and a recovery plan has therefore been initiated. Due to the production challenges in Rosyth, Consumer Products' overall processing costs per kilogram produced increased by 2.5% from 2014 to 2015.

Effective from January 2016 Marine Harvest Consumer Products will be organized based on geography. We will continue to manage Consumer Products as one unit in terms of reporting and monitoring of profitability.

Operational performance by country of origin

Set out below are certain operating metrics by country of origin of our harvested salmon for the years ended December 31, 2015 and 2014:

	Salmon of
	Norwegian Origin	Scottish Origin	Canadian Origin	Chilean Origin	Irish Origin	Faroese Origin	Other	MH Total
Year ended December 31, 2015 (unaudited)
Harvest volume of salmon(1)	254,751	50,144	40,112	62,482	9,736	2,923	—	420,148
Average price achievement(2)	101%	113%	99%	109%	—	105%	—	103%
Contract coverage(3)	40%	48%	—	12%	82%	—	—	34%
Quality—superior share(4)	92%	93%	90%	89%	89%	90%	—	92%
Feed cost (NOK per kg)(5)	—	—	—	—	—	—	—	14.61
Operational EBIT (NOK per kg)(6)	11.26	3.16	3.00	-7.46	8.33	14.43	0.72	7.39
EBIT (NOK per kg)	12.51	2.75	5.40	-11.16	7.75	35.92	0.16	7.36
Year ended December 31, 2014 (unaudited)
Harvest volume of salmon(1)	258,021	48,858	26,697	67,504	6,260	11,532	—	418,873
Average price achievement(2)	100%	109%	100%	106%	—%	107%	—	102%
Contract coverage(3)	41%	56%	—	23%	89%	3%	—	36%
Quality—superior share(4)	93%	94%	84%	86%	88%	96%	—	91%
Feed cost (NOK per kg)(5)	—	—	—	—	—	—	—	12.99
Operational EBIT (NOK per kg)(6)	11.81	9.62	9.40	4.70	5.20	14.28	(0.07)	10.16
EBIT (NOK per kg)	13.05	5.33	4.10	1.35	7.48	4.98	(0.71)	8.67

(1)
We measure our harvest volume in terms of tonnes of gutted weight of salmon. Harvest volume of salmon is a key measure of our success as, in the absence of trading, it corresponds to the volume of salmon available for sale. As trading volume generally achieves limited margin, harvested volume is the volume-related driver of our profit.

(2)
Our average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against Nasdaq for 2015 and NOS (Nasdaq less NOK 0.75 per kilogram) for 2014 for salmon of Norwegian and Faroese origin, a derived Nasdaq/NOS for salmon of Scottish origin (Nasdaq/NOS + a margin) and Urner Barry for salmon of North American and Chilean origin. The market reference prices are spot prices for superior quality salmon, while our achieved price is a blend of spot and contract price for all qualities. Average price achievement measures our ability to sell our products at above market rates and is thus important for understanding our performance. In situations where contract prices deviate from spot prices, or the quality of our sold fish is low, our achieved price will deviate from the reference price.

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

Salmon of Norwegian Origin

Operational EBIT

Our Operational EBIT for salmon of Norwegian origin was NOK 2,868.3 million for the year ended December 31, 2015 compared to NOK 3,046.6 million in 2014. Operational EBIT per kilogram was NOK 11.26 compared to NOK 11.81 in 2014 due to increased salmon prices in the spot market in NOK and slightly improved price achievement, offset by increased costs mainly due to, sea lice mitigation, increased cost of feed, reduced survival and reduced harvest volume. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Norwegian origin was NOK 3,186.6 million in the year ended December 31, 2015 compared to NOK 3,367.2 million in the same period in 2014. EBIT per kilogram was NOK 12.51 in 2015 compared to NOK 13.05 in 2014.

Price and volume developments

The reference price in NOK for salmon of Norwegian origin was higher in 2015 compared to 2014 as the European market remained strong throughout the year. Our price achievement for the year ended December 31, 2015 was 1% above the reference price, which was a slight improvement from 2014 when the price achieved was equal to the reference price. The improvement was primarily due to higher contribution from contracts and allocated margin. The contract share was 40% in 2015 in a market with increasing prices in the second half of the year, compared to 41% in 2014 in a market with falling prices in the second half of the year. The superior share of salmon harvested in 2015 was 92% compared to 93% in 2014.

Harvest volume in the year ended December 31, 2015 was slightly down from the record year 2014 at 254,751 tonnes gutted weight, representing a reduction of 3,270 tonnes from 2014 of 258,021 tonnes gutted weight. Less favorable sea water temperatures combined with increased biological challenges related to sea lice in particular (reduced survival and early harvest), contributed to the reduction in harvested volume in 2015.

Costs and operations

Total cost per kilogram of our salmon of Norwegian origin harvested in 2015 increased by 11.4% compared to 2014. The primary driver for the cost increase was a rise in the cost of feed and sea lice and AGD mitigation, combined with reduced survival, mainly due to losses during sea lice treatment.

The cost of feed for the fish harvested in 2015 was 8.0% higher than in 2014 due to increased feed prices as a result of higher prices for feed raw materials, currency effects from a weaker NOK, and higher feed conversion rates. Other seawater costs per kilogram of fish harvested were 22.2% higher in 2015 than in 2014 due to higher sea lice pressure contributing to an increased number of treatments and harvesting of small fish due to fallowing requirements and biological challenges. As in previous years, sea lice mitigation costs for the fish harvested in 2015 were high. The exceptional cost related to sea lice mitigation amounted to NOK 531.7 million in 2015, compared to NOK 302.9 million in 2014, an increase of 75.5%.

Non-seawater costs per kilogram of fish harvested in 2015 increased by 1.8% compared to 2014 due to reduced survival mainly after sea lice treatment. Incident-based mortality in the amount of NOK 114.0 million was recognized in 2015 compared to NOK 87.5 million in 2014.

Salmon of Scottish Origin

Operational EBIT

Our Operational EBIT for salmon of Scottish origin was NOK 158.6 million for the year ended December 31, 2015 compared to NOK 470.2 million in 2014. Operational EBIT per kilogram was NOK 3.16 in 2015 compared to NOK 9.62 in 2014. Biological challenges caused increased costs and reduced survival in 2015 and 2014, while the strengthening of the GBP against NOK resulted in increased competition and price pressure from Norwegian salmon in 2015. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Scottish origin was NOK 137.8 million in the year ended December 31, 2015 compared to NOK 260.5 million in the same period in 2014. EBIT per kilogram was NOK 2.75 in 2015 compared to NOK 5.33 in 2014.

Price and volume developments

The reference price in GBP was lower in 2015 compared to 2014 due to the strengthening of the GBP towards the NOK, where the NOK is the currency from which the reference price is derived. Our price achievement for salmon of Scottish origin for the year ended December 31, 2015 was 13% above the reference price. In 2014 the price achieved was 9% above the reference price. The price achievement was impacted by high contract coverage agreed in GBP, and thus not subject to the same currency effects as spot sales. The contract share was 48% and 56% in 2015 and 2014, respectively. With a superior share of 93% in 2015 and 94% in 2014, the effect of downgrading on the price achievement was limited.

Harvest volume in the year ended December 31, 2015 was up by 1,286 tonnes compared to 2014 at 50,144 tonnes gutted weight compared to 48,858 tonnes in 2014.

Costs and operations

Total cost per kilogram of our salmon of Scottish origin harvested in the year ended December 31, 2015 increased by 1.0% compared to 2014, due to increased biological costs excluding feed.

Feed cost per kilogram of fish harvested decreased by 3.4% in 2015. The feed conversion rate was the same in 2015 as in 2014. Other seawater costs per kilogram harvested increased by 14.7% compared to 2014. The increase was mainly due to smolt and costs associated with biological challenges (increased treatment and mitigation costs).

Other non seawater costs per kilogram harvested were reduced by 7.9% compared to 2014 mainly due to a reduction in incident-based mortality losses. Although still significant, the biological challenges were less severe in 2015 than in the year before. In 2015, we recognized incident-based mortality losses in the amount of NOK 73.6 million due to AGD, lice treatment and algal blooms. Incident-based mortality and biomass write down due to poor fish performance amounted in total to NOK 80.5 million in 2014.

Salmon of Canadian Origin

Operational EBIT

Our Operational EBIT for salmon of Canadian origin was NOK 120.3 million for the year ended December 31, 2015 compared to NOK 251.1 million in 2014. Operational EBIT per kilogram was NOK 3.00 in 2015 compared to NOK 9.40 in 2014 due to a challenging American market. Increased supply of salmon of North American origin combined with competition from salmon of European origin due to favorable exchange rates was the main driver behind the observed price reduction. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Canadian origin was NOK 216.5 million in the year ended December 31, 2015 compared to NOK 109.5 million in the same period in 2014. EBIT per kilogram was NOK 5.40 in 2015 compared to NOK 4.10 in 2014.

Price and volume developments

The reference price was lower in the year ended December 31, 2015 compared to the same period in 2014 due to increased supply. The supply of North American salmon started to increase in the third quarter of 2014 after a dip in supply in 2013 and first half of 2014. The supply increase continued in 2015 and this coincided with a growth in supply of salmon of European origin due to the strong US dollar, which resulted in significant price pressure. Our price achievement in 2015 was 1% below the reference price, which was slightly down from the price achievement in 2014, when it was equal to the reference price. There were no contracts for salmon of Canadian origin in 2015 and 2014. There were no exceptional costs for claims and discards attributed to Kudoa recognized in 2015 and 2014, but an increase in Kudoa prevalence in our harvested salmon was reported in 2015. The prevalence was still significantly below what we observed in 2012 and 2013. The superior share was 90% in 2015, compared to 84% in 2014.

Harvest volume in the year ended December 31, 2015 was 40,112 tonnes gutted weight compared to 26,697 tonnes in 2014. The increase was due to increased smolt stocking in 2013.

Costs and operations

Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2015 was the same as in 2014 as increased cost of feed per kilogram harvested was reversed by the effects of increased volume harvested (reflected in positive scale effects).

The feed cost per kilogram of fish harvested in 2015 increased by 6.8% compared to 2014. The price of feed increased by a higher percentage, but improvements in the feed conversion rate partially mitigated the feed price effect.

Other seawater costs per kilogram of fish harvested in 2015 were the same as for the fish harvested in 2014.

Non-seawater costs per kilogram of fish harvested decreased by 13.4% compared to 2014 due to the significant increase in harvested volume. Incident-based mortality in the amount of NOK 19.0 million was recognized in 2015 due to gill disease and plankton/algal blooms partly as a result of a very warm summer. In 2014, incident-based mortality amounted to NOK 6.2 million.

Salmon of Chilean Origin

Operational EBIT

Our Operational EBIT for salmon of Chilean origin was NOK -466.2 million for the year ended December 31, 2015 compared to NOK 317.0 million in 2014. Operational EBIT per kilogram was NOK -7.46 in 2015 compared to NOK 4.70 in 2014. The negative Operational EBIT was the result of a challenging American market for salmon of Chilean origin. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Chilean origin was NOK -697.4 million in the year ended December 31, 2015 compared to NOK 90.8 million in the same period in 2014. EBIT per kilogram was NOK -11.16 in 2015 compared to NOK 1.35 in 2014.

Price and volume developments

The reference price was significantly lower in the year ended December 31, 2015 compared to 2014 despite limited overall increase in the harvest volume of salmon of Chilean origin. Increased supply of salmon of Chilean, Canadian and European origin combined with declining comparable protein prices and sticky retail prices resulted in price pressure for salmon throughout the year. Our price achievement for 2015 was 9% above the reference price. This was up from the price achievement in 2014 of 6% above the reference price due to favorable spot price achievement in the US and Brazilian markets and a more favorable contract portfolio. The contract share was reduced from 23% in 2014 to 12% for the year ended December 31, 2015, as we were reluctant to enter into contracts in a market where spot prices were below break even level. The contract contribution was positive both in 2015 and 2014. The superior share for salmon of Chilean origin was 89% in 2015 compared to 86% in 2014.

Harvest volume in the year ended December 31, 2015 was lower than in 2014 at 62,482 tonnes gutted weight compared to 67,504 tonnes gutted weight in 2014 due to increased biological challenges.

Costs and operations

Total cost per kilogram of our Chilean salmon harvested in the year ended December 31, 2015 increased by 14.2% compared to 2014 due to increased other seawater costs (smolt, labor, medication and depreciation).

The feed cost per kilogram of fish harvested in the 2015 decreased by 5.5% compared to the fish harvested in 2014 as a result of reduced cost per kilogram feed.

Other seawater costs per kilogram of fish harvested in 2015 were 28.5% higher than for the fish harvested in 2014, due to increased cost of smolt, labor, medication, insurance and depreciation. The biological development in Chile in 2015 is a concern both with regards to sea lice and Salmon Rickettsial Septicaemia (SRS). The sea lice load at the end of 2015 was significantly higher than at the same time in 2014 and the number of treatments to manage the sea lice situation increased in 2015.

Non-seawater costs per kilogram of fish harvested in 2015 increased by 47.0% compared to fish harvested in 2014 due to high incident-based mortality. Incident-based mortality in the amount of NOK 36.6 million, net of insurance compensation, was recognized in 2015. The mortalities were a result of losses after a volcano eruption in April, culling of fish after ISA was detected at one of our broodstock sites, culling of poor performing smolt and adjustment to the estimated insurance compensation from a fresh water incident in 2014. Incident-based mortality in the amount of NOK 7.5 million was recognized in 2014 related to the above mentioned fresh water incident.

Salmon of Irish Origin

Operational EBIT

Our Operational EBIT for salmon of Irish origin was NOK 81.1 million for the year ended December 31, 2015 compared to NOK 32.6 million in the same period in 2014. Operational EBIT per kilogram amounted to NOK 8.33 in 2015 compared to NOK 5.20 in 2014. The improvement from 2014 was due to increased volume. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT by country of origin and reconciliation of Operational EBIT by country of origin to EBIT.  Our EBIT for salmon of Irish origin was NOK 75.4 million in the year ended December 31, 2015 compared to NOK 46.8 million in the same period in 2014. EBIT per kilogram was NOK 7.75 in 2015 compared to NOK 7.48 in 2014.

Price and volume developments

As our Irish operation mainly produces organic salmon, there is no reference price available for benchmarking. Prices achieved were down by 6.6% for the year ended December 31, 2015 compared to 2014. The market for organic salmon remained stable. Our contract share was 82% in 2015, compared to 89% in 2014. We experienced a slight increase in the superior share of salmon harvested from 88% in 2014 to 89% in 2015.

Harvest volume in the year ended December 31, 2015 was 9,736 tonnes gutted weight compared to 6,260 tonnes in 2014. Volumes harvested in 2014 were influenced by high mortality in the standing biomass in the second half of 2013. As a consequence of the 2013 losses, limited volume was harvested in the first quarter of 2014 in order to grow the remaining fish to a higher average weight.

Costs and operations

Total cost per kilogram of salmon of Irish origin harvested in the year ended December 31, 2015 increased by 3.0% compared to 2014 due to increased cost of feed. Increased volumes contributed to positive scale effects, but these were reversed by higher incident-based mortality losses due to algal blooms and AGD. Incident-based mortality in the amount of NOK 36.8 million was recognized in 2015, compared to NOK 22.1 million in 2014.

Salmon of Faroese Origin

Operational EBIT

Our Operational EBIT for salmon of Faroese origin was NOK 42.2 million for the year ended December 31, 2015 compared to NOK 164.6 million in the same period in 2014. Operational EBIT per kilogram was NOK 14.43 in 2015 compared to NOK 14.28 in 2014. Due to the limited number of sites in operation, we have extended periods without harvesting on the Faroe Islands. In 2015 we only harvested salmon in the fourth quarter, which is the reason for the reduction in Operational EBIT in absolute terms . Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Faroese origin was NOK 105.0 million in the year ended December 31, 2015 compared to NOK 57.4 million in the same period in 2014. EBIT per kilogram was NOK 35.92 in 2015 compared to NOK 4.98 in 2014. The increase in EBIT per kilogram is due to a significant fair value adjustment on biological assets combined with low volume harvested.

Price and volume developments

The reference price was higher in the year ended December 31, 2015 compared to 2014 due to strong demand. We only harvested salmon of Faroese origin in the fourth quarter and the majority of the harvested fish was sold to Russia at favorable prices. Our price achievement in 2015 was 5% above the reference price, which was a slight reduction from the price achievement in 2014 of 7% above the reference price. The premium on sales to the Russian market was less favorable in 2015 than immediately after the Russian ban on imports of Norwegian and Scottish salmon commenced in August 2014. There were no contract sales in 2015 compared to 3% for the year ended December 31, 2014.

Harvest volume in the year ended December 31, 2015 was 2,923 tonnes gutted weight compared to 11,532 tonnes in 2014 due to the effect of the limited number of sites in operations.

Costs and operations

Total cost per kilogram of our salmon of Faroese origin harvested in the year ended December 31, 2015 increased by 4.2% compared 2014 mainly due to increased lice mitigation costs and low volume harvested.

Year ended December 31, 2014 compared to year ended December 31, 2013

Set out below are our consolidated statements of operations data for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	2014	2013
	(in NOK million)		(as percentage of revenue)
Consolidated Income Statement Data
Revenue and other income	25,531.3	19,199.4	100.0%	100.0%
Cost of materials	-13,677.4	-9,998.5	-53.6%	-52.1%
Fair value uplift on harvested fish	-5,518.5	-4,323.7	-21.6%	-22.5%
Fair value adjustment on biological assets	5,007.7	6,118.3	19.6%	31.9%
Salary and personnel expenses	-3,320.9	-2,674.3	-13.0%	-13.9%
Other operating expenses	-3,350.0	-2,581.9	-13.1%	-13.4%
Depreciation and amortization	-966.8	-762.5	-3.8%	-4.0%
Onerous contracts provision	23.7	-124.7	0.1%	-0.6%
Restructuring cost	-52.9	-272.8	-0.2%	-1.4%
Other non-operational items	-168.2	-74.4	-0.7%	-0.4%
Income/loss from associated companies	149.5	221.8	0.6%	1.2%
Impairment losses	-24.1	-65.0	-0.1%	-0.3%
Earnings before financial items (EBIT)	3,633.4	4,661.8	14.2%	24.3%
Interest expenses	-544.6	-640.2	-2.1%	-3.3%
Net currency effects	-388.4	-311.7	-1.5%	-1.6%
Other financial items	-1,213.7	-252.4	-4.8%	-1.3%
Earnings before taxes (EBT)	1,486.7	3,457.4	5.8%	18.0%
Income taxes	-752.0	-1,026.8	-2.9%	-5.3%
Net earnings from continuing operations	734.8	2,430.6	2.9%	12.7%
Profit after tax from discontinued operations/assets held for sale	204.8	91.9	0.8%	0.5%
Profit or loss for the year	939.5	2,522.5	3.7%	13.1%
Attributable to:			—%	—%
Non-controlling interests	3.9	7.4	—%	—%
Owners of Marine Harvest ASA	935.6	2,515.1	3.7%	13.1%

Revenue and other income

Revenue and other income for the year ended December 31, 2014 was NOK 25,531.3 million, an increase of 33.0%, or NOK 6,331.9 million, compared to NOK 19,199.4 million in 2013. Revenues achieved in 2014 were our highest ever, and the increase compared to 2013 was primarily driven by a 21.8% increase in the volume of fish harvested and the consolidation of Morpol into our profit and loss figures for the full year. A total of 418,873 tonnes gutted weight of salmon was harvested in 2014, an all-time high compared to 343,772 tonnes in 2013. The growth was due to increased stocking in 2013 and good growth conditions in the sea throughout 2014. Salmon of Norwegian and Chilean origins recorded the highest growth with an increase of 35,527 tonnes and 39,223 tonnes gutted weight respectively. The harvest volume of our Norwegian salmon was positively impacted by higher seawater temperatures combined with changes in the stocking pattern in 2012 and 2013. The harvest volume of our Chilean salmon increased due to our decision to increase the smolt stocking in 2012 and 2013 as well as overall good conditions for growth.

The development in the reference prices showed a diverging trend in 2014. For the full year, the reference prices for Atlantic salmon measured in NOK and USD, respectively, were up by 1.1% for salmon of Norwegian origin, stable for salmon of Chilean origin and down by 3.8% for salmon of North American origin compared to 2013. The overall average price achieved was 2% above the reference price in 2014, compared to 5% below the reference price in 2013 due to a more favorable contract portfolio.

Cost of materials

The table below presents a breakdown of our cost of materials for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in NOK million)%
Feed purchases	4,751.3	4,998.6	-247.3	-4.9%
Other purchases	8,154.7	5,809.5	2,345.2	40.4%
Net change in biological inventory	-2,118.4	-2,176.9	58.5	-2.7%
Freight and other income reductions	1,921.7	1,402.6	519.1	37.0%
Net change in inventory	592.1	-194.1	786.1	-405.1%
Other costs of materials	376.0	158.7	217.2	136.8%
Total cost of materials	13,677.4	9,998.5	3,678.9	36.8%

The cost of materials for the year ended December 31, 2014 was NOK 13,677.4 million, an increase of 36.8%, or NOK 3,678.9 million, compared to NOK 9,998.5 million in 2013. The increase was primarily driven by increased costs related to health and smolt in farming, and the consolidation of Morpol into the Group for the full year. Feed purchases amounted to NOK 4,751.3 million in 2014, compared to NOK 4,998.6 million in 2013. Feed purchases at Group level do not include purchases of our own produced feed as this is eliminated in our consolidated accounts. Internal feed purchases amounted to NOK 1,210.6 million in 2014, compared to none in 2013. The increase in feed purchases (including our own feed) is a result of increased sea water production in 2014. The price of fish feed increased by approximately 3%, while the quantity of fish feed used in our operations increased by approximately 16% in 2014 due to higher net production. Other purchases increased between 2013 and 2014 as these costs to a large extent depend on trading and secondary processing activity, and the consolidation of Morpol for the full year is the main driver for this increase. Freight and other income reductions in the year ended December 31, 2014 were 37.0% higher than in the same period in 2013 at NOK 1,921.7 million mainly due to the increased volume and the consolidation of Morpol for the full year. Net change in other inventory for the year ended December 31, 2014 relate to purchases and inventory of feed raw materials for our feed production. There were no such purchases in 2013.

Salary and personnel expenses

The table below presents a breakdown of our salary and personnel expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31
	2014	2013	Change	Change
	(in NOK million)%
Gross wages/salaries	2,367.7	1,766.1	601.6	34.1%
3rd party staff (temporary labor)	271.3	238.8	32.6	13.6%
Bonus and share price based bonus scheme	153.7	196.1	-42.4	-21.6%
Social securities	347.7	316.6	31.1	9.8%
Other personal expenses	180.4	156.6	23.8	15.2%
Total salary and personnel expenses	3,320.9	2,674.3	646.6	24.2%

The increase in salary and personnel expenses for the year ended December 31, 2014 of NOK 646.6 million or 24.2% compared to the same period in 2013 was primarily driven by a NOK 601.6 million increase in gross wages/salaries as a result of the consolidation of Morpol for the full year, the commencement of operations of the feed plant in Norway and increased activity in general.

Other operating expenses

The table below presents a breakdown of our other operating expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in NOK million)%
Maintenance	886.0	720.1	165.9	23.0%
Electricity and fuel	424.7	329.6	95.0	28.8%
Rent and leases	419.3	287.4	131.8	45.9%
3rd party services	345.0	240.1	105.0	43.7%
Insurance	168.3	136.5	31.8	23.3%
Consultancy and audit fees	215.5	194.4	21.1	10.9%
IT costs	162.8	118.3	44.5	37.6%
Travel costs	132.3	102.9	29.4	28.6%
Advertising and promotion	99.2	78.1	21.1	27.0%
Other expenses	496.9	374.5	122.4	32.7%
Total other operating expenses	3,350.0	2,581.9	768.1	29.7%

Other operating expenses increased by NOK 768.1 million or 29.7% during the year ended December 31, 2014 compared to the same period in 2013. The increase was partly due to the consolidation of Morpol for the full year, which had a total impact of NOK 287.3 million. The remaining increase relates to higher maintenance, rent and leases, third party services, and other expenses. The increase in maintenance costs and rent and leases was attributed to increased seawater activity in farming. The increase in third party services and other operating costs was mainly driven by the consolidation of Morpol for the full year.

Net fair value on biological assets

We recognized a fair value uplift on harvested fish and a fair value adjustment on biological assets of NOK -5,518.6 million and NOK 5,007.7 million, respectively, for the year ended December 31, 2014. In the year ended December 31, 2013, these amounts were NOK -4,323.7 million and NOK 6,118.3 million respectively. The net fair value adjustment on biological assets was NOK -510.7 million for the year ended December 31, 2014, compared to NOK 1,794.6 million in the same period in 2013. The reduction is attributed to the reduction in the market prices for Atlantic salmon. In Scotland, increasing production cost of standing biomass, due to biological challenges, and reduced average weight compared to year end 2013 had a negative effect on the net fair value.

Restructuring costs

During the second quarter of 2013, we launched restructuring initiatives in VAP Europe (part of Consumer Products). The initiatives included reducing the number of processing sites from 13 to eight. The closure of the last plant took place in June 2014. Because the number of employees in the affected French smoked salmon plant who accepted job opportunities in a near-by plant was less than expected, we recognized additional restructuring costs in the amount of NOK 38.8 million in 2014. In addition to the VAP Europe restructuring, we co-located the Norwegian Sales and Logistics operations during the year. In total, we recognized restructuring provisions in the amount of NOK 52.9 million for the year ended December 31, 2014. The corresponding figure for 2013 was NOK 272.8 million.

Income/loss from associated companies

We recognized an income from associated companies of NOK 149.5 million for the year ended December 31, 2014 compared to NOK 221.8 million in 2013. The reduction was primarily due to the reduction in net income from Nova Sea AS. The income from Nova Sea includes fair value adjustment on biomass.

Earnings before financial items (EBIT)

As a result of the foregoing, our EBIT was NOK 3,633.4 million in the year ended December 31, 2014, compared to NOK 4,661.8 million in 2013.

Financial items

Set out below are the primary components of our financial items for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
		(in NOK million)%
Interest expense	-544.6	-640.2	95.7	-14.9%
Net currency effects	-388.4	-311.7	-76.7	24.6%
Other financial items	-1,213.7	-252.4	-961.3	380.8%

Interest expense

Interest expense decreased by 14.9% in the year ended December 31, 2014 to NOK - 544.6 million compared to NOK -640.2 million in the same period in 2013 due to the more favorable composition of interest-bearing debt, with a higher share of convertible bonds at favorable terms. The average interest bearing debt for 2014 was NOK 8,529.3 million compared to NOK 6,585.8 million in 2013. Net interest-bearing debt at year end totaled NOK 9,267.9 million. This figure was significantly influenced by the weakening of the NOK relative to the company’s main borrowing currencies (EUR, USD and GBP).

Net currency effects

Net currency effects for the year ended December 31, 2014 were NOK -388.4 million, compared to NOK -311.7 million in 2013. The reduction was primarily due to the depreciation of the NOK against the EUR, the currency in which most of our interest bearing debt is denominated, and losses on short-term cash flow hedges.

 Other financial items

For the year ended December 31, 2014, other financial items were NOK -1,213.7 million compared to NOK -252.4 million in 2013. The change in the fair value of the conversion liability components of the convertible bonds amounted to NOK -1,171.3 million due to the increased share price, while the change in the fair value of financial instruments was NOK -108.9 million. The negative values were partially offset by dividends received of NOK 9.0 million and a change in the fair value of shares of NOK 33.8 million. The amount in 2013 was mainly due to the negative change in the fair value of the conversion liability components of the convertible bonds of NOK – 516.1 million, partially offset by dividend, gain on sales of shares of NOK 134.9 million and a change in the fair value of shares of NOK 60.8 million.

Income Taxes

For the year ended December 31, 2014, our tax expense was NOK 752.0 million, compared to NOK 1,026.8 million in 2013. The main driver for the decreased tax expense was the reduction in earnings before taxes. The negative change in the fair value of the conversion liability components of the convertible bonds influenced the calculated tax expense as this is not a deductible item.

Net earnings from continuing operations

As a result of the foregoing, our net earnings decreased by NOK 1,695.8 million in 2014 to NOK 734.8 million, from NOK 2,430.6 million for the year ended December 31, 2013.

Non-IFRS Financial Measures

Operational EBIT

Group Operational EBIT increased by 32%, from NOK 3,212.4 million for the year ended December 31, 2013 to NOK 4,254.0 million for the year ended December 31, 2014. The main reason for the positive development was the increase in volume of harvested salmon. Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT. Our EBIT was NOK 3,633.4 million in the year ended December 31, 2014, compared to NOK 4,661.8 million in 2013. Operational EBIT by segment is a non-IFRS financial measure.

ROCE

ROCE was 20.2% for the year ended December 31, 2014, compared to 18.5% in 2013, reflecting change in profit and the fair value adjustment on biological assets. The fair value adjustment on biological assets was NOK 2.305.4 million lower in the year ended December 31, 2014 compared to the same period in 2013. This value is excluded from our ROCE calculations. ROCE is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for a description of how we define and calculate ROCE.

Segment Reporting

The following is a discussion of our operational results by business segment and based on the salmon’s source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance.

Operational EBIT by segment

The following table sets forth the Operational EBIT for each of our operating segments for the years ended December 31, 2014 and 2013. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT:

	Year ended December 31,
	2014	2013
	(in NOK million)
Operational EBIT—Feed	47.1	-22.9
Operational EBIT—Farming	3,651.2	3,001.1
Operational EBIT—Markets	518.4	346.3
Operational EBIT — Consumer Products (Morpol and VAP Europe) (1)	118.7	4.9
Operational EBIT—Other	-81.4	-117.1
Group Operational EBIT(2)	4,254.0	3,212.4
Group EBIT	3,633.4	4,661.8

(1)	Beginning on January 1, 2015, our Morpol and VAP Europe segments were consolidated into a single segment: Consumer Products.

(2)
Group Operational EBIT is a non-IFRS financial measure. See “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT.

Feed

Our feed operation commenced commercial production in July 2014. Feed's revenue and other income amounted to NOK 1,215.1 million for the year ended December 31, 2014. There were no sales in 2013. Feed's revenues are mainly generated from internal sales to the Farming segment. Feed’s Operational EBIT was NOK 47.1 million for the year ended December 31, 2014, compared to NOK -22.9 million in 2013. Favorable raw material purchases contributed to good profitability, as raw materials constitute approximately 80% of the total cost of feed. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. During its first six months in operation, the plant produced 128,807 tonnes of feed for our Norwegian farming units, or approximately 35% of the full year needs in the Norwegian farming operations, based on 2014 production. In the fourth quarter of 2014, we were more than 60% self-sufficient in feed in Norway.

Farming

Farming's revenue and other income amounted to NOK 16,248.6 million for the year ended December 31, 2014 compared to NOK 12,892.3 million in 2013. The increase was due to increased volumes. Farming's revenues are mainly generated from internal sales to the Markets segment.Farming’s Operational EBIT was NOK 3,651.2 million in the year ended December 31, 2014, compared to NOK 3,001.1 million in the year ended December 31, 2013. The increase was primarily a result of the 22% increase in the volume harvested, primarily of salmon of Norwegian and Chilean origin, combined with slightly higher market prices and improved price achievement. On the cost side, the cost in box increased for salmon of Norwegian, Scottish, Canadian and Faroese origin, mainly due to increasing health costs and reduced survival. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT.

For details with regard to the operational development of the farming entities, please see the discussion under the salmon’s source of origin.

Sales and Marketing

The Sales and Marketing Business Area consist of Markets and Consumer Products. In June 2014, we announced the launch of the Consumer Products segment, which is the consolidated operations of VAP Europe and Morpol. Consumer Products is reported as one segment from January 1, 2015 and the 2014 and 2013 figures have been reclassified.

Markets

Markets' revenues and other income amounted to NOK 18,857.5 million for the year ended December 31, 2014, compared to NOK 15.062.2 million in 2013. The increased was due to higher volumes. Markets’ Operational EBIT for the year ended December 31, 2014 was NOK 518.4 million, compared to NOK 346.3 million in 2013. The 2014 Operational EBIT was comprised of NOK 329.3 million from Markets Europe, NOK 70.5 million from Markets Asia and NOK 118.7 million from Markets Americas, compared to NOK 291.1 million, NOK 16.1 million and NOK 39.0 million, respectively, in 2013. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. The European market remained strong in 2014 and our price achievement was above the reference price for salmon of all European origins. The spot price performance for salmon of Norwegian, Scottish and Faroese origins improved in 2014 compared to 2013. Volume sold was significantly higher in 2014 compared to 2013 due to the increase in harvest volume. The Asian market was very strong in 2014, with double digit growth rates recorded in many key markets (China/Hong Kong, South Korea/Taiwan). The growth in Japan was also good, up 7.3% compared to 2013 due to increased volume and improved margins. The performance of our Asian Markets organization was significantly improved compared to 2013 with high volume and margin growth. Our brand building efforts continue in this market with strong performance recorded both for our Mowi salmon in Japan and Supreme Salmon in Taiwan. The American market started the year with record high prices for salmon of North American origin, but significant supply growth contributed to price pressure in this market during the year. Our American markets organization performed well compared to the reference prices, especially in the second half of the year due to strong spot market performance. We launched our brand Rebel Fish at the Boston Seafood Show in the beginning of the year, a product that has been well received in the market. The price achievement of our Markets organization is discussed under “Operational performance by country of origin”.

VAP Europe

VAP Europe's revenues and other income for the year ended December 31, 2014 amounted to NOK 4,911.3 million compared to NOK 4,342.4 million in 2013. The increase was due to product mix and currency translation effects. VAP Europe’s Operational EBIT for the year ended December 31, 2014 was NOK -19.8 million, compared to NOK -57.7 million in 2013. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. The share of salmon products in percent of total sales value was 72% in 2014 compared to 69.0% in 2013. Despite the challenging French market for fresh and smoked salmon sales, where full year sales were down by 15% and 9%, respectively, compared to 2013, total volume sold was stable compared to 2013 at 59,867 tonnes end product weight, due to extensive efforts to grow sales. The restructuring of operations, resulting in the reduction of the number of production facilities from 13 to eight, was completed in the first half of the year. The closure of the last plant took place in June 2014. As the number of employees in the affected French smoked salmon plant who accepted job opportunities in a near by plant was lower than expected, we recognized additional restructuring costs in the amount of NOK 38.8 million in 2014. Improvements in yield and underlying efficiency were reported during the course of the year. Processing costs per kilogram produced were reduced by 5.4% from 2013 to 2014 as a result of actions taken to improve efficiency. The improvement was particularly strong for variable production costs.

Morpol

Morpol's revenues and other income for the year ended December 31, 2014 amounted to NOK 4,755.1 million compared to NOk 1,356.7 million in 2013. Since Morpol was consolidated into our accounts from September 30, 2013, 2014 represents the first full year of operations within our Group. Morpol’s Operational EBIT for the year ended December 31, 2014 was NOK 138.5 million, compared to NOK 62.6 million in 2013. Operational EBIT by segment is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT. Refer to Note 4 to our financial statements included in this annual report for reconciliation of Operational EBIT by segment to EBIT. Despite the challenging French market for cold-smoked products due to the economic recession, our operations have been able to grow volume through the introduction of new products and increased sales of fresh premium and specialty products. Total volume sold for the year ended December 31, 2014 was 49,215 tonnes end product weight (excluding by-products). Total processing costs per kilogram produced increased by 12.8% from 2013 to 2014 due to changes both in the product mix and in the operating plant mix. Morpol is the world’s largest secondary processor of salmon as measured by volume of salmon produced, and the fish processing plant in Ustka, Poland is the largest in Europe measured by volume of capacity.

Operational performance by country of origin

Set out below are certain operating metrics by country of origin of our salmon for the years ended December 31, 2014 and 2013:

	Salmon of
	Norwegian Origin	Scottish Origin	Canadian Origin	Chilean Origin	Irish Origin	Faroese Origin	Other	MH Total
Year ended December 31, 2014 (unaudited)
Harvest volume of salmon (tonnes GWE) (1)	258,021	48,858	26,697	67,504	6,260	11,532	—	418,873
Average price achievement (2)	100%	109%	100%	106%	—	107%	—	102%
Contract coverage (3)	41%	56%	—	23%	89%	3%	—	36%
Quality—superior share (4)	93%	94%	84%	86%	88%	96%	—	91%
Feed cost (NOK per kg) (5)	—	—	—	—	—	—	—	12.99
Operational EBIT (NOK per kg) (6)	11.81	9.62	9.40	4.70	5.20	14.28	-0.07	10.16
EBIT (NOK per kg)	13.05	5.33	4.10	1.35	7.48	4.98	-0.71	8.67
Year ended December 31, 2013 (unaudited)
Harvest volume of salmon (1)	222,494	48,389	33,059	28,281	5,883	5,665	—	343,772
Average price achievement (2)	94%	92%	101%	101%	—	98%	—	95%
Contract coverage (3)	37%	61%	2%	32%	93%	6%	—	37%
Quality—superior share (4)	88%	94%	86%	87%	87%	95%	—	89%
Feed cost (NOK per kg) (5)	—	—	—	—	—	—	—	12.61
Operational EBIT (NOK per kg)(6)	10.83	12.45	10.19	-2.32	-5.02	14.86	-0.37	9.34
EBIT (NOK per kg)	16.37	15.66	17.21	0.76	-4.58	30.93	-1.38	13.56

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

Salmon of Norwegian Origin

Operational EBIT

Our Operational EBIT for salmon of Norwegian origin was a record high at NOK 3,046.6 million for the year ended December 31, 2014 compared to NOK 2,410.3 million in 2013. Operational EBIT per kilogram was NOK 11.81 compared to NOK 10.83 in 2013 due to slightly increased salmon prices, improved price achievement and increased harvest volume (reflecting positive scale effects), partially offset by increased costs mainly due to sea lice mitigation and reduced survival. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Norwegian origin was NOK 3,367.2 million in the year ended December 31, 2014 compared to NOK 3,641.2 million in the same period in 2013. EBIT per kilogram was NOK 13.05 in 2014 compared to NOK 16.37 in 2013.

Price and volume developments

The reference price was slightly higher in 2014 compared to 2013 as the European market remained strong throughout the year. Our price achievement for the year ended December 31, 2014 was equal to the reference price, which was an improvement from the same period in 2013 when our achieved price was 6% below the reference price. The improvement was primarily due to a more favorable contract portfolio and improved quality. The contract share was 41% in 2014 in a market with falling prices in the second half of the year, compared to 37% in 2013 in a market of rapidly increasing prices. The superior share of salmon harvested in 2014 was 93% compared to 88% in 2013. In 2013, the quality of our salmon was affected by winter wounds.

Harvest volume in the year ended December 31, 2014 was a record high at 258,021 tonnes gutted weight, representing an increase of 35,527 tonnes from the same period in 2013 of 222,494 tonnes gutted weight. Higher seawater temperatures and improved growth, combined with increased smolt stocking in 2013 contributed to the increase in harvested volume in 2014.

Costs and operations

Total cost per kilogram of our salmon of Norwegian origin harvested in 2014 increased by 5.3% compared to the cost of salmon harvested in 2013. The primary driver for the cost increase was a rise in the cost of sea lice and AGD mitigation combined with reduced survival, mainly due to losses during sea lice treatment. The cost of feed for the fish harvested in 2014 was 0.9% higher than in 2013. Other seawater costs per kilogram of fish harvested were higher in 2014 than in 2013 due to higher sea lice pressure contributing to an increased number of treatments and harvesting of small fish due to fallowing requirements and biological challenges. As in previous years, sea lice mitigation costs for the fish harvested in 2014 were high. The exceptional cost related to sea lice mitigation amounted to NOK 302.9 million in 2014, almost double the amount compared to NOK 154.1 million in 2013.

Non-seawater costs per kilogram of fish harvested in 2014 increased by 4.6% compared to 2013 due to reduced survival mainly after sea lice treatment, partially offset by the increase in harvest volume (reflecting positive scale effects). Incident-based mortality totaling NOK 87.5 million was recognized in 2014. Incident-based mortality costs in 2013 were
NOK 33.2 million.

Salmon of Scottish Origin

Operational EBIT

Our Operational EBIT for salmon of Scottish origin was NOK 470.2 million for the year ended December 31, 2014 compared to NOK 602.7 million in 2013. Operational EBIT per kilogram was NOK 9.62 in 2014 compared to NOK 12.45 in 2013. Biological challenges caused increased costs and reduced survival in 2014. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate

Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Scottish origin was NOK 260.5 million in the year ended December 31, 2014 compared to NOK 757.8 million in the same period in 2013. EBIT per kilogram was NOK 5.33 in 2014 compared to NOK 15.66 in 2013.

Price and volume developments

The reference price was lower in 2014 compared to 2013 due to the strengthening of the GBP towards the NOK, where the NOK is the currency from which the reference price is derived. Our price achievement for salmon of Scottish origin for the year ended December 31, 2014 was 9% above the reference price, which was a significant improvement from the same period in 2013 when the achieved price was 8% below the reference price. The price achievement was impacted by high contract coverage in a market with falling prices in the second half of 2014. In 2013, the price achievement was negatively impacted by a high contract share in a market of rapidly increasing prices. The contract coverage was 56% and 61% in 2014 and 2013, respectively. With a superior share of 94% in 2013 and 2014, the effect of downgrading on the price achievement has been limited.

Harvest volume in the year ended December 31, 2014 was similar to the corresponding period in 2013 at 48,858 tonnes gutted weight compared to 48,389 tonnes in 2013.

Costs and operations

Total cost per kilogram of our salmon of Scottish origin harvested in the year ended December 31, 2014 increased by 14.1% compared to the salmon harvested in the same period in 2013, due to increased costs in all main categories.

Feed cost per kilogram of fish harvested increased by 2.5% in 2014, due to higher feed prices partially offset by improved feed conversion rates. Other seawater costs and non-seawater costs per kilogram increased by 14.9% and 33.8%, respectively, compared to 2013. The increase in these costs was mainly due to costs associated with biological challenges (increased treatment and mitigation costs, harvesting of small fish, mortality losses and write-down).

As a result of the biological challenges we decided to harvest out one site early due to poor fish performance. The cost per kilogram at this site exceeded the net realizable value, and a write-down totaling NOK 9.1 million was therefore recognized in December. In addition, reduced survival was recorded at several sites due to algae, AGD and sea lice treatments. Incident-based mortality totaling NOK 71.4 million was recognized in 2014, compared to NOK 17.5 million in 2013.

Salmon of Canadian Origin

Operational EBIT

Our Operational EBIT for salmon of Canadian origin was NOK 251.1 million for the year ended December 31, 2014 compared to NOK 336.8 million in the same period in 2013 due to a 19.2% reduction in volume harvested. Operational EBIT per kilogram was NOK 9.40 in 2014, compared to NOK 10.19 in 2013. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Canadian origin was NOK 109.5 million in the year ended December 31, 2014 compared to NOK 569.0 million in the same period in 2013. EBIT per kilogram was NOK 4.10 in 2014 compared to NOK 17.21 in 2013.

Price and volume developments

The reference price was lower in the year ended December 31, 2014 compared to the same period in 2013 due to the increase in harvest volume of salmon of Chilean origin. The supply of North American salmon also started to increase in the third quarter of 2014 after a dip in supply in 2013 and first half of 2014. This increase in supply coincided with a significant surge in supply of Chilean salmon, which resulted in significant price pressure. Our price achievement in 2014 was in line with the reference price, which was slightly down from the price achievement in 2013 of 1% above the reference price. There were no contracts for salmon of Canadian origin in 2013 and 2014. There were no exceptional costs for claims and discards attributed to Kudoa recognized in 2014. In 2013, such costs totaled NOK 16.9 million. The superior share was 84% in 2014, compared to 86% in 2013.

Harvest volume in the year ended December 31, 2014 was 26,697 tonnes gutted weight compared to 33,059 tonnes in 2013. The reduction was due to reduced smolt stocking in 2012.

Costs and operations

Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2014 increased by 10.1% compared to the salmon harvested in 2013 due to lower volume harvested (reflected in negative scale effects) and increased feed and other sea water costs.

The feed cost per kilogram of fish harvested in 2014 increased by 5.8% compared to 2013. The cost of feed increased by a higher percentage, but improvements in the feed conversion rate partially mitigated the feed price effect.

Other seawater costs per kilogram of fish harvested in 2014 were higher than for the fish harvested in 2013, due to higher labor, repair and maintenance and medication costs (including mitigation costs related to predation and sea lice management).

Non-seawater costs per kilogram of fish harvested increased compared to 2013 due to the reduction in harvested volume (negative scale effects).

Salmon of Chilean Origin

Operational EBIT

Our Operational EBIT for salmon of Chilean origin was NOK 317.0 million for the year ended December 31, 2014 compared to NOK - 65.7 million in the same period in 2013. Operational EBIT per kilogram was NOK 4.70 in 2014 compared to NOK -2.32 in 2013. Our Operational EBIT in 2013 was affected by one quarter without harvest, due to a decision to reduce the smolt stockings in late 2011 and early 2012. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Chilean origin was NOK 90.8 million in the year ended December 31, 2014 compared to NOK 21.5 million in the same period in 2013. EBIT per kilogram was NOK 1.35 in 2014 compared to NOK 0.76 in 2013.

Price and volume developments

The reference price was at the same level in the year ended December 31, 2014 compared to 2013 despite the strong overall increase in the harvest volume of salmon of Chilean origin. Our price achievement for 2014 was 6% above the reference price. This was up from the price achievement in 2013 of 1% above the reference price due to favorable spot price achievement in the US and Brazilian markets and a more favorable contract portfolio. The contract coverage was reduced from 32% in 2013 to 23% for the year ended December 31, 2014, as we were reluctant to enter into contracts in a market where spot prices were reduced to a loss making level. The contract contribution was positive in 2014, compared to slightly negative in 2013. The superior share for salmon of Chilean origin was 86% in 2014 compared to 87% in the same period in 2013.

Harvest volume in the year ended December 31, 2014 was significantly higher than in 2013 at 67,504 tonnes gutted weight compared to 28,281 tonnes gutted weight in 2013 due to good seawater growth and increased smolt stocking in 2013.

Costs and operations

Total cost per kilogram of our Chilean salmon harvested in the year ended December 31, 2014 was reduced by 16.7% compared to the salmon harvested in the same period in 2013 due to good seawater growth and higher harvest volume (reflecting positive scale effects).

The feed cost per kilogram of fish harvested in the 2014 decreased by 4.2% compared to the fish harvested in 2013 as a result of improved feed conversion rates and reduced cost per kilogram feed.

Other seawater costs per kilogram of fish harvested in 2014 were 13.2% lower than for the fish harvested in 2013, due to good seawater growth and a more favorable size mix for fish harvested in 2014 compared to 2013, when we had to early harvest some sites in order to comply with the mandatory fallowing periods.

Non-seawater costs per kilogram of fish harvested in 2014 were reduced by 46.6% compared to fish harvested in 2013 due to high harvest volume (reflecting positive scale effects) and reduced mortality losses. Incident-based mortality costs were NOK 7.5 million in 2014 and related to losses in a smolt production unit. incident-based mortality costs in 2013 were NOK 18.5 million and related to reduced smolt stocking (culling) and mortality caused by low oxygen levels in the sea.

Salmon of Irish Origin

Operational EBIT

Our Operational EBIT for salmon of Irish origin was NOK 32.6 million for the year ended December 31, 2014 compared to NOK -29.6 million in 2013. Operational EBIT per kilogram amounted to NOK 5.20 in 2014 compared to NOK - 5.02 in 2013. The operational EBIT achieved in 2013 was a result of substantial biological challenges impacting both cost and price achievement. The 2013 biological issues also impacted the cost of harvested biomass in 2014, but reduced biological challenges during the year contributed to significantly improved Operational EBIT. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT by country of origin and reconciliation of Operational EBIT by country of origin to EBIT.  Our EBIT for salmon of Irish origin was NOK 46.8 million in the year ended December 31, 2014 compared to NOK -26.9 million in the same period in 2013. EBIT per kilogram was NOK 7.48 in 2014 compared to NOK -4.58 in 2013.

Price and volume developments

As our Irish operation mainly produces organic salmon, there is no reference price available for benchmarking. Prices achieved were down by 1% for the year ended December 31, 2014 compared to the same period in 2013 as the market for organic salmon remained stable. Our contract share was 89% in 2014, compared to 93% in 2013. We experienced a slight increase in the superior share of salmon harvested from 87% in 2013 to 88% in 2014.

Harvest volume in the year ended December 31, 2014 was 6,260 tonnes gutted weight compared to 5,883 tonnes in 2013. Volumes harvested were in both years influenced by high mortality in the standing biomass in the second half of 2013. As a consequence of the 2013 losses, limited volume was harvested in the first quarter of 2014 in order to grow the remaining fish to a higher average weight.

Costs and operations

Total cost per kilogram of salmon of Irish origin harvested in the year ended December 31, 2014 decreased by 19.4% compared to the salmon harvested in 2013 due to biological improvement, which resulted in reduced losses. In 2013, we faced significant biological challenges in the form of amoebic gill disease and pancreas disease. Very high seawater temperatures during the summer of 2013 caused challenges for sea lice and AGD mitigation actions.

Salmon of Faroese Origin

Operational EBIT

Our Operational EBIT for salmon of Faroese origin was NOK 164.6 million for the year ended December 31, 2014 compared to NOK 84.2 million in the same period in 2013. Operational EBIT per kilogram was NOK 14.28 in 2014 compared to NOK 14.86 in 2013 due to a strong European market for salmon, and good prices achieved in the Russian market, when Russia banned imports of salmon from all other European origins in the third quarter. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to “Item 3. Key Information—A. Selected Financial Data” for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Faroese origin was NOK 57.4 million in the year ended December 31, 2014 compared to NOK 175.2 million in the same period in 2013. EBIT per kilogram was NOK 4.98 in 2014 compared to NOK 30.93 in 2013.

Price and volume developments

The reference price was relatively stable for the year ended December 31, 2014 compared to 2013 due to strong European demand. Our price achievement in 2014 was 7% above the reference price, which was an improvement from the price achievement in 2013 of 2% below the reference price due to good spot price achievement compared to the reference price in the Russian market. The contract coverage was 3% for the year ended December 31, 2014 compared to 6% in 2013.

Harvest volume in the year ended December 31, 2014 was 11,532 tonnes gutted weight compared to 5,665 tonnes in the same period in 2013 due to good seawater growth and the effect of an uneven smolt stocking pattern.

Costs and operations

Total cost per kilogram of our salmon of Faroese origin harvested in the year ended December 31, 2014 increased by 4.6% compared to salmon harvested in 2013 mainly due to a renegotiated third party processing contract contributing to increased processing costs.

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

Our cash and cash equivalents as of December 31, 2015 was NOK 688.7 million compared to NOK 1,408.2 million as of December 31, 2014 and NOK 606.2 million as of December 31, 2013. Cash and cash equivalents comprise cash and bank deposits, including restricted funds. Restricted funds comprise employees' tax deduction accounts as well as deposit accounts pledged as security.

Our NIBD was NOK 9,592.1 million at December 31, 2015, NOK 9,267.9 million at December 31, 2014 and NOK 7,790.7 million at December 31, 2013. The increase was mainly due to payment of dividend of NOK 2,292.6 million as a repayment of paid in capital. The conversion/redemption of the EUR 350 million convertible bond issued in 2013, had a positive effect on NIBD of NOK 2,688.2 million. The increase from December 31, 2013 to December 31, 2014 was mainly due to the increase in debt as a result of the acquisition of assets from Acuinova and the payment of dividends in 2014 (NOK 3,423.8 million).

Capital Expenditures

Our capital expenditures primarily relate to investments in our operating facilities and equipment used in our operations. Net capital expenditures were NOK 1,884.2 million for the year ended December 31, 2015 compared to NOK 1,711.7 million for the year ended December 31, 2014 and NOK 1,901.6 million for the year ended December 31, 2013. Our net capital expenditure on maintenance activity is approximately NOK 1,200 million per year. In 2015 our major expansion projects were upgrades in our processing plant in Ustka, Poland, completion of our new processing unit in Rosyth, Scotland and our freshwater expansion projects. Of our total net capital expenditures in 2015, NOK 694.8 million was attributed to investments in our farming operations in Norway due to expansions in our fresh water operations to enable production of bigger smolt and general maintenance. In 2014 NOK 357.2 million of our capital expenditures was attributed to the construction of our fish feed plant in Norway which commenced operations in July 2014. In 2013 capital expenditure attributed to the construction of the feed plant was NOK 695.1 million.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013

	(in NOK million)
Cash flow from operations	2,090.3	3,944.2	2,023.0
Cash flow from investments	-1,687.0	-1,245.9	-2,473.3
Cash flow from financing	-1,114.6	-2,025.8	631.9
Currency effects on cash	93.1	83.5	11.4
Net change in cash in period	-618.2	756.0	193.0
Cash—opening balance(1)	1,195.2	439.1	246.1
Cash—closing balance(1)	577.0	1,195.2	439.1

(1)	Excluding restricted cash.

Cash flows from operations

Cash flow from operations for the year ended December 31, 2015 was NOK 2,090.3 million, compared to NOK 3,944.2 million for 2014. The increased earnings in 2015 compared to 2014 were offset by a negative development in working capital due to increased cost of our biomass in sea and increased amount of taxes paid due to Marine Harvest Norway no longer having tax losses carried forward.

Cash flow from operations for the year ended December 31, 2014 totaled NOK 3,944.2 million, compared to NOK 2,023.0 million in 2013. Improved operational earnings and a more favorable development in working capital due to higher harvest volume compared to production were the main factors contributing to the improvement.

Cash flow from investments

Cash flow from investments for the year ended December 31, 2015 was NOK -1,687.0 million, compared to NOK -1,245.9 million for 2014. The difference was primarily due to disposal of assets held for sale net of acquisition of Acuinova assets in 2014 and contribution from sale of shares in 2015.

Cash flow from investments for the year ended December 31, 2014 totaled NOK -1,245.9 million, compared to NOK -2,473.3 million in 2013. The difference was primarily due to the disposal of assets held for sale in the amount of NOK 1,181.7 million in 2014. This derived mainly from the divestment of farming and processing activities on the Orkney and Shetland Islands, which was required to obtain approval for the Morpol acquisition.

Cash flow from financing

Cash flow from financing for the year ended December 31, 2015 was NOK -1,114.6 million, compared to NOK -2,025.8 million for 2014. In line with the dividend policy, repayment of paid-in capital amounted to NOK 2,292.6 million in 2015. In 2014, dividend and repayment of paid-in capital amounted to NOK 3,423.8 million.

Cash flow from financing for the year ended December 31, 2014 was NOK -2,025.8 million, compared to NOK 631.9 million in 2013. In line with the dividend policy, dividend and repayment of paid-in capital amounted to NOK 3,423.8 million in 2014. In 2013, dividends paid amounted to NOK 825.3 million.

Borrowings

At December 31, 2015 our main outstanding borrowing facilities consisted of a EUR 805 million syndicated credit facility, two convertible bonds of EUR 340 million and EUR 375 million and an unsecured bond of NOK 1,250 million. Set forth below is a description of these facilities.

EUR 805 million syndicated credit facility

The facility is a multi-currency revolving credit facility with a limit of EUR 805 million. The facility has final maturity in November 2019. The facility is available to Marine Harvest ASA and selected subsidiaries. In addition, parts of the revolving credit facility may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and Group companies.

In accordance with the terms of the facility, the equity ratio must be above 35% at all times. Furthermore, our ability to incur new debt is regulated by the loan agreement. Interest margin under the facility is determined based on the ratio between net interest bearing debt and EBITDA. For the calculation of the ratio, EBITDA is adjusted from the reported EBITDA by a number of items.

 EUR 375 million convertible bond

In May 2014, we issued a convertible bond with a principal amount of EUR 375 million. The bond has a fixed coupon of 0.875% per annum payable semi-annually and an initial conversion share price of EUR 11.7476, representing a conversion premium of 35.0% over the reference price. There are no installments on the loan. Unless a prior conversion occurs, the bond matures in 2019. The conversion price is subject to standard adjustment mechanisms for convertible bonds, including adjustments for dividends. At the end of 2015 the conversion share price was EUR 10.1670 representing an adjustment for dividends paid. From June 2017, Marine Harvest can, under certain market conditions, call the bond for redemption at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

EUR 340 million convertible bond

In November 2015, we issued a convertible bond with a principal amount of EUR 340 million. The bond has a fixed coupon of 0.125% per annum payable semi-annually and an initial conversion share price of EUR 16.2877, representing a conversion premium of 35.0% over the reference price. There are no installments on the loan. Unless a prior conversion occurs, the bond matures in 2020. The conversion price is subject to standard adjustment mechanisms for convertible bonds, including adjustments for dividends. At the end of 2015 the conversion share price was EUR 16.0877 representing an adjustment for dividends paid.  From December 2018, Marine Harvest can, under certain market conditions, call the bond for redemption at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

NOK 1,250 million unsecured bond

In March 2013, we issued an unsecured bond with a principal amount of NOK 1,250 million. The bond carries interest at three-month NIBOR plus 3.5% per annum, payable quarterly. The bond matures in 2018. The bond is listed on the OSE.

Derivative Financial Instruments

We use derivative financial instruments such as forward currency contracts and interest rate swaps to hedge our foreign currency risks and interest rate risks. We also use salmon derivatives, both as a hedge of our operational activities and as a financial trading activity. The Group has discontinued hedge accounting of both interest rate swaps and currency cash flow hedges, as they no longer qualify for hedge accounting. The cumulative gain on the hedged interest rate swaps that had been recognized in other comprehensive income was reclassified from equity to profit or loss, as it was no longer highly probable that the forecasted transactions were expected to occur. The cumulative gain on the currency cash flow hedges that had been recognized in other comprehensive income has been reclassified from equity to profit and loss, when the expected forecast transaction occurred. As of December 31, 2015, the full cumulative gain had been reclassified.

The non-current currency exposure in certain Business Units is hedged using forward contracts. The hedges are determined by expected future cash flows in the relevant foreign currency. To hedge our cash flows against exchange rate fluctuations we currently hedge up to 30% of the EUR/NOK and USD/CAD exposure within a two-year horizon. We seek to evenly distribute such hedging throughout the year.

 At the end of December 2015, we held a portfolio of hedging instruments designated to mitigate transaction and non-current currency exposure with a total contract value of NOK 6.7 billion. Instruments equivalent to 70% of the contract value mature in 2016 and no instruments mature beyond January 2018. The portfolio had a net negative market value of NOK 181.8 million at December 31, 2015.

We also have a policy to hedge 70-100% of our non-current interest-bearing debt in our main financing currencies (EUR, USD and GBP) for a period of four years and 0-60% the following five years.  At the end of December 2015, we had a portfolio of interest swaps with a net negative market value of NOK 737.8 million after a decrease in market value in 2015 of NOK 73.3 million, recognized through profit and loss.

Research and Development

For more information on our research and development, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

Off-Balance Sheet Items

For a summary of our operational lease obligations, see note 29 to the financial statements. We do not have material off-balance sheet financing arrangements beyond our operational leases.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Total	less than one year	one to three years	three to five years	more than five years
	(in NOK million)
Debt obligations, excluding interest(1)	11,282.9	0.7	1,251.2	10,031.1	—
Interest(2)	1,439.9	202.6	534.1	555.4	147.8
Operating lease obligations(3)	3,163.7	785.3	1,685.2	561.7	131.5
Capital expenditure (4)	327.5	319.5	8.0	—	—
Other excluding interest(5)	2,555.2	2,501.5	51.2	2.6	—
Total contractual obligations	18,769.2	3,809.6	3,529.7	11,150.8	279.3

(1)	Represent payment obligations due under our interest bearing debt facilities excluding interest. Refer to “—Borrowings.”

(2)	Represent interest payments due on our debt and other obligations.

(3)	Represent payment obligations due under our leasing agreements, mainly for wellboat services.

(4)
Represent commitments to suppliers related to capital expenditure projects and includes both maintenance and expansion projects. Our main ongoing expansion projects are freshwater projects in Norway, Scotland and Canada.

(5)	Represent payment obligations due under our financial leasing agreements, trade payables and other liabilities and obligations due under our derivative financial liabilities excluding interest.

Recent Developments

Severe algal bloom in Chile

In February and March 2016, Marine Harvest experienced a severe algal bloom in our Chilean operations in region X. Four sea water sites were affected: Punta Redonda, Huar Sur, Huar Norte and Linao. We have stocked 3.7 million fish at these sites, and the average live weight ranges from 0.2 kg. to 2.5 kg. All the fish at the affected sites are likely lost. The biomass is insured.

For information on the risks related to Algal and Plankton blooms, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Farming Operations — Our fish stocks can be depleted by environmental factors such as plankton, low oxygen levels and fluctuating seawater temperatures”

Restructuring in Marine Harvest Farming Scotland

As a result of a restructuring of Marine Harvest Farming Scotland, Ben Hadfield has assumed the position of Managing Director of Marine Harvest Scotland in January 2016. Mr. Hadfield has taken over the overall responsibility for Marine Harvest Scotland's feed and farming operations, while continuing as Chief Operating Officer (COO) for Business Area Feed in the Group. In addition, up to 100 jobs are expected to be terminated in Marine Harvest Farming Scotland as part of a restructuring plan.

Change in reporting currency

Marine Harvest changed the Group’s financial presentation currency from NOK to EUR as from the first quarter of 2016. This will make the presentation currency consistent with a significant part of the Group’s cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR.

Outlook

2015 was characterized by favorable salmon prices in Europe and Asia where demand was strong. Prices were record high measured in NOK. In the Americas, salmon prices were weak and negatively impacted by increases in supply and fluctuations in foreign currency exchange rates. However, the market balance in the American salmon market is expected to improve going forward. The recent algal bloom in Chile has caused significant mortalities for the industry, and in combination with reduced industry smolt stockings this has resulted in improved prices recently. The comprehensive contract relationships with long term customers, increased earnings contributions from Marine Harvest Feed and an increasing share of salmon sold as value added products, contributed to increased earnings stability.

The biological situation in Norway has been a key concern in 2015. The sea lice challenges must be addressed in order to sustainably grow the industry. This will continue to be a concern in 2016 and biological costs will remain significant. Nonetheless, Marine Harvest is better prepared to combat these challenges this year. The Board of Directors is excited about the prospects for the 14 development licenses where the new closed farming technology called the “Egg” will be tested.

2015 was a challenging year for Farming Scotland. Steps have therefore been taken to improve the sustainability of the operations and to ensure that the business is positioned for profitable growth. However, it will take some time to achieve improved results from Farming Scotland as the current generation of salmon harvested exhibits high costs.

In Chile the farming results were very weak in 2015 due to record low prices and high costs. After the year end closing, algal blooms have caused severe mortalities of fish in the Chilean industry. Coupled with the 17% decline of smolt stocking year-over-year for the last four months of 2015, the salmon price has increased significantly. As a result of biological issues the Board of Directors has advocated for lower production in Chile for a long time. Lower biomass in the time ahead is expected to improve the biology and tighten the market balance - both decisive factors to regain profitability for the Chilean salmon industry.

The biological performance in Canada was good in 2015 and the region should benefit from an improved supply/demand balance in the American market going forward.

The Board of Directors is pleased with the new long term contract awarded with one of the leading UK retailers in which Marine Harvest will supply value added fresh and smoked salmon products in the years to come. The supplying plant in Rosyth, Scotland has, however, experienced start-up challenges and lost money. A recovery plan has been initiated and the Board of Directors expects the organization to capitalize on the know-how within Marine Harvest and streamline operations. Many other entities within Consumer Products are delivering good results.

In 2016 Marine Harvest intends to continue to invest across the value chain to support organic growth. Marine Harvest’s capital expenditure budget for 2016 is approximately NOK 1,800 million and working capital investments is expected to be approximately NOK 300 million. A number of attractive projects have been identified to increase productivity and efficiency across all Business Areas. A key focus area for Marine Harvest is to further expand within the Farming segment and particularly on the freshwater side where the ambition is to produce larger smolts. Targeted investments will also be made within Feed, Consumer Products and Markets.

The feed plant in Norway has been a success, and in 2015 produced approximately 280,000 tonnes of feed covering approximately 80% of Marine Harvest’s Norwegian feed requirements. Several production records were set throughout the year, and a new capacity threshold is targeted for 2016 of around 310,000 tonnes. The increased capacity follows further efficiency improvements. Marine Harvest has decided to build a new feed plant in Scotland. In 2016 the target is to decide on a specific location and obtain all relevant approvals. The investment is estimated to approximately GBP 80 million and will be phased over the years 2016-2018, with approximately 95% of the capital expenditure falling within 2017-2018.

Marine Harvest is evaluating expanding business activity into service vessels. The Company currently charters 44 vessels ranging from work boats and well boats to feed boats. The biological situation in Norway and our other Farming regions makes well boats an integrated part of the value chain. Marine Harvest is currently in the process of hiring a COO for “Marine Harvest Shipping”.

Marine Harvest’s predominant currency is EUR which accounts for more than 50% of Marine Harvest’s net cash flow. Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency since the establishment of the Group in 2006. Accordingly, the Board of Directors is pleased to inform that Marine Harvest will change the Group’s financial reporting currency from NOK to EUR from the first quarter of 2016. This will make the reporting currency consistent with a significant part of the Group’s cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR.

The market balance is expected to be tight in 2016 as global supply is forecast to decline by approximately 3%, prior to the recent algal bloom in Chile, by Kontali Analyse. At the same time global demand is expected to be robust. Accordingly, the Nasdaq forward price for 2016 has increased to a record high NOK 52 per kg (EUR 5.4 per kg).

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our net revenue, operating income or loss and net income or loss, as well as on the value of certain assets and liabilities in our statement of financial position. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies.

Biological assets

Changes in the estimated fair value on biomass are recognized in the statement of comprehensive income. The fair value adjustment is presented on two separate lines: “fair value uplift on harvested fish” and “fair value adjustment on biological assets”. The change in fair value adjustment is calculated as the change in fair value of the biomass less the change in accumulated cost of production for the biomass. The fair value uplift on harvested fish is the release from stock of the fair value adjustment related to the fish harvested in the period. See below for further discussion regarding significant estimates involved in the fair value measurement of biological assets.

Our biological assets, which comprise eggs, juveniles, smolt and fish in the sea, are recognized at fair value less cost to sell in accordance with IAS 41, Agriculture and IFRS 13, Fair Value Measurement. Broodstock, smolt and live fish below one kilogram are measured at cost less impairment losses, as an approximation of fair value. Live fish above one kilogram are measured at fair value based on IFRS 13, categorized at Level 3 in the fair value hierarchy as the inputs are primarily unobservable. Our valuation of the biomass is based on an income approach and takes into consideration unobservable input in each Business Unit based on biomass in the sea for each seawater site, the estimated growth rate on site level, mortality, quality of the fish going forward, costs and market price. The determination of the fair value of the biomass is based on uncertain assumptions, even though we have extensive experience in assessing these factors. Estimates are applied to the following factors: biomass volume, the quality of the biomass, size distribution and market prices. Particularly, the estimated market prices significantly impact the valuation.

Market price: The market price assumption is determined based on development in recent contracts prices as well as observed spot prices. In markets where reliable forward prices are available, those have been used. Historically, the market price used in our valuation in Norway was based on a combination of publicly available spot prices, forward prices and fixed-price contracts. In the Faroe Islands the price used was based on historically achieved prices. As of December 2015, prices used to calculate fair value for Norway and the Faroe Islands are based on quoted forward prices (Nasdaq). See notes 2, 3 and 6 for additional information on market price used in the fair value calculation. As noted above, the estimated market prices significantly impacts the valuation and a NOK 1.00 increase in the market price would increase the total biomass value by NOK 200.7 million as of December 31, 2015.

The quality of the biomass: The quality of the biomass can be difficult to assess prior to harvesting e.g. soft flesh and melanin pigmentation spots. Other reasons for downgrading could also be visible first at harvest when the fish is filleted. As a result of this the quality grade used in the fair value calculation is based on historically achieved quality, adjusted for specific incidents or other known factors that could indicate a deviation from the historically achieved quality distribution. In Norway downgraded fish is normally priced according to standard rates of deduction compared to a Superior quality fish. For fish classified as Ordinary grade, the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as Production grade, the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight, depending on the reason for downgrading. In our fair value model for salmon of Norwegian origin, we have used NOK 2.00 and NOK 6.00 as deductions from Superior grade for Ordinary and Production grade quality respectively. In other countries the price deductions related to quality are not as standardized. The quality of harvested fish has been good in 2015. For the Group as a whole, 92% of the fish were graded as Superior quality. A 1% change from Production grade to Superior quality would result increase the total biomass value by NOK 8.2 million as of December 31, 2015

The size distribution: Fish in sea grow at different rates, and even in a situation with good estimates for the average weight of the fish, there can be a considerable spread in the quality and weight of the fish. The size distribution affects the price achieved for the fish, as each size category of fish is priced separately in the market. Size of the fish is calculated continuously based on several inputs including feed type, temperature at sea and how much the fish is fed. Sample weighing is performed regularly. Historically there is little deviation between estimated size of the fish, and actual size at harvesting.

Biomass volume: The biomass volume is in itself an estimate based on the number of smolt released into the sea, the estimated growth from the time of stocking, estimated mortality based on observed mortality in the period, etc. All fish is counted when released into the sea, and mortality is continuously adjusted for based on actual observed mortality. Hence there is little uncertainty with regard to number of fish at sea. As uncertainty both related to the number and size of the fish is limited, there is normally little uncertainty with regard to biomass volume. The level of uncertainty will, however, be higher if an incident has resulted in mass mortality, especially early in the cycle, or if the fish's health status restricts handling. If the total biomass at sea was 1% higher than our estimated volume at December 31, 2015, this would increase the total biomass value by NOK 56.4 million.

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

In 2015 the Chilean salmon industry experienced a challenging year. The challenging situation is expected to continue during 2016. As a result of the unfavorable price development and the biological situation, Marine Harvest reduced the smolt stocking in 2015. In addition, other companies in the Chilean salmon industry have also reduced the smolt stocking, resulting in a decline in the number of smolt released into the sea of 17% in the last four months of 2015 compared to 2014. The decline in smolt stocking is expected to tighten the market balance leading to an increase in the prices, in addition to improve the biological situation. We see the lower biomass ahead as a decisive factor to regain profitability for the Chilean salmon industry. When the biological situation improves, Marine Harvest can benefit from its unused production capacity. We see Chile as an area for growth in the future. As the increase in production in Chile will take time, we have expanded the cash flow forecast period from five to nine years, according to IAS 36.33b.

Although the assumptions we use in our discounted cash flow model are consistent with the assumptions we use to generate our internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows for each CGU and the relative risk of achieving those cash flows. The discount rates are based on the Weighted Average Cost of Capital (WACC) methodology. The cost of equity is based on the Capital Asset Pricing Model (CAPM). In determining the input assumptions to the WACC model, we use third party sources where available (e.g., interest rate, inflation rate and beta) and our treasury department’s assessment of our incremental borrowing rate. Assumptions and estimates about future cash flows are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts, there are significant changes in the regulatory environment, or we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in the fair value of one or more of our CGUs, we may be required to recognize future impairment losses for goodwill or farming licenses. Impairment losses could materially decrease our future net income and result in lower asset values in our statement of financial position.

As of December 31, 2015, we had a total of approximately NOK 9.6 billion in goodwill and farming licenses. During the fourth quarter of 2015 we performed our annual impairment test of these assets. Using the methodology described above, we determined that the estimated fair value of all our CGUs exceeded their carrying values and that they were not impaired. With regard to the assessment of recoverable amount, the Group is of the view that no reasonably likely change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable amount for any of the CGUs except for CGU Farming Chile. With regards to sensitivity of the calculation of Farming Chile, a 0,5% percentage point change in the WACC would bring the recoverable amount in line with the carrying value, whilst a 1,0% percentage point change in the WACC would bring the recoverable amount lower than the carrying value of the CGU. In addition, we have performed sensitivity of the EBIT and harvest volume in the terminal value of the model. A 10 % decrease of the volume or the EBIT on the terminal value would bring the recoverable amount in line with the carrying value.

New Accounting Pronouncements

At the end of 2015, there are new standards/interpretations and amendments to existing standards/interpretations that are not yet effective, but will be relevant for the Marine Harvest Group at implementation. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

IFRS 9 will replace the classification and measurement rules in IAS 39 Financial Instruments - Recognition and measurement of financial instruments. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the mandatory effective date has been postponed to 2018. The Group has not finalized its deliberations on the effects of the implementation of IFRS 9, but does not expect that the new standard will have any material impact on the measurement of financial assets and liabilities.

IFRS 15 revenue from Contracts with Customers

IFRS 15 replaces existing IFRS revenue requirements.  The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. The effective date is 2018, but is not expected to give material effects for revenue recognition for Marine Harvest.

IFRS 16 Leases

IFRS 16 Leases replaces existing IFRS leases requirements in IAS 17. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new leases standard requires lessees to recognize assets and liabilities for leases with longer than 12 months duration. The asset and liability to be recognized is the present value of the lease payments to be made over the lease term. Lease payments for low value assets may be recognized as they accrue.

IFRS 16 is applicable for the annual financial statements of 2019. Marine Harvest has not yet evaluated the effects of the new standard, but expects that lease agreements currently classified as operating leases will be recognized as a lease liability and a corresponding right-to-use lease asset.

Quantitative and Qualitative Disclosure about Market Risk

For disclosure regarding the quantitative and qualitative market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Safe Harbor
See “Special Note Regarding Forward-Looking Statement.”

ITEM 6.    Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth information regarding our directors as of the date of this annual report.

Name	Age	Function	Date Elected	Term Expires
Ole-Eirik Lerøy	56	Chairman of Marine Harvest ASA	2015	2017
Leif Frode Onarheim	81	Vice Chairman of Marine Harvest ASA	2015	2016
Heléne Vibbleus	57	Director	2014	2016
Cecilie Fredriksen	32	Director	2014	2016
Lisbet K. Nærø	53	Director	2015	2017
Ørjan Svanevik	50	Director	2015	2017
Stein Mathiesen	42	Factory Scheduler, MH Norway Region West	2014	2016
Lars Eirik Hestnes	46	HSE Coordinator, MH Norway Region Mid	2014	2016
Kjellaug Hoås Samland	59	Operational Manager Freshwater, MH Norway Region South	2014	2016

The following table sets forth information regarding our senior management as of the date of this annual report:

Name	Age	Position
Alf-Helge Aarskog	48	Chief Executive Officer
Ivan Vindheim	45	Chief Financial Officer
Marit Solberg	59	Chief Operating Officer, Farming
Ola Brattvoll	47	Chief Operating Officer, Sales and Marketing
Ben Hadfield	39	Chief Operating Officer, Fish Feed

The business address of all directors and senior management is the business address of the Company.

Biographies

Ole-Eirik Lerøy. Mr. Lerøy has broad experience in the seafood industry. He was the CEO of Lerøy Seafood Group ASA, a seafood production and distribution company based in Bergen, Norway, from 1991 to 2008. He was the chairman of the Norwegian Seafood Federation (FHL), a body representing companies within the fisheries and aquaculture sectors in Norway, from 2000 to 2006 and the chairman of the board of the Norwegian Seafood Export Council (NSEC), a body that promotes Norwegian seafood outside Norway, from 1994 to 2000. Mr. Lerøy was vice chairman of DNB Supervisory Board from 2006 to 2008. He is the managing director of Framar AS, an investment company and holds various board positions in connection with Framar’s investments. He was a member of the board of the International Groundfish Forum from 2000 to 2015. Mr. Lerøy is educated at the Norwegian School of Management. Mr. Lerøy has been a director of Marine Harvest ASA since 2009.

Leif Frode Onarheim. Mr. Onarheim was the president and CEO of Nora Sunrose AS and CEO of Nora Industrier ASA, Norway’s largest manufacturer of beer, soft drinks and a variety of food products, from 1971 to 1991. Nora merged with Orkla ASA in 1991 and Mr. Onarheim served as chairman of the board from 1991 to 1992. From 1993 to 1997 he was President of the Norwegian School of Management. He served as chairman of the Federation of Norwegian Industries from 1997 to 2001 and as a member of the Norwegian Parliament from 2001 to 2005. He has held directorships in various private and governmental enterprises. He currently serves as deputy mayor and member of executive committee of the Asker Council. Mr. Onarheim has a degree from the Norwegian School of Economics. Mr. Onarheim has been a director of Marine Harvest ASA since 2006. He was a director of Fjord Seafood ASA, a company acquired by Marine Harvest, from 2005-2006.
Cecilie Fredriksen. Ms. Fredriksen serves as an executive officer at Frontline Corporate Services Ltd. and Norwegian Property ASA. Ms. Fredriksen is a member of several boards including Ship Finance International Ltd., a vessel owning company, and Norwegian Property ASA. She has been a member of several boards, including Northern Offshore Ltd., an operator of offshore oil and gas drilling units and production vessels, Archer Ltd., an oilfield service provider and Aktiv Kapital ASA. Ms. Fredriksen holds a degree in Business and Science from London Metropolitan University. She has been a director of Marine Harvest ASA since 2008.
Heléne Vibbleus. Ms. Vibbleus is vice president internal audit, CAE at Autoliv Inc. She worked as an external auditor from 1983 until 2001, and became an authorized public accountant and later partner of PwC in Sweden. In the period 2001-2007 Ms. Vibbleus was employed by AB Electrolux as senior vice president, where she held two global positions, head of internal audit and group controller. From 2007 to 2014 she was managing her own management consultancy business. She was chief audit executive at Elektra AB from 2014 to 2015. She has also served as a non-executive independent director and member or chairman of the audit committee of TradeDoubler AB from 2009 to 2013, Renewable Energy Corporation ASA from 2010 to 2013, Orio AB from 2013 to 2015, Swedbank Sjuhärad AB from 2014 to 2016 and a non-executive independent director of Tyréns AB from 2010 to 2016. She is currently a non-executive independent director and chairman of the audit committee in Scandi Standard AB and Trelleborg AB and a non-executive independent director of Nordic Growth Market NGM AB. Ms. Vibbleus holds a degree in Business Administration from the University of Linköping. Ms. Vibbleus has been a director of Marine Harvest ASA since 2014.
Lisbet K. Nærø. Ms. Nærø is CEO at Fana Sparebank. She has worked as CFO in several companies, including in BNR/Fjordline ASA, from 2001 to 2003, in Sparebanken Vest, from 2003 to 2006 and in SpareBank 1 SR-Bank, from 2006 to 2009. Ms. Nærø has also been the CEO of BN Bank ASA from 2009 to 2011, and CEO of Tide ASA from 2011 to 2014. Ms. Nærø has held directorships in various investment funds. She holds various board positions in connection with the banks investments. She is currently a member of the board of the Holberg Funds and Bergen Næringsråd. Ms. Nærø holds a Business degree from the Norwegian School of Economics, a Law degree from the University of Bergen, MBA from the University of Central Florida and the Advanced Management Program from Harvard Business School. Ms. Nærø has been a director of Marine Harvest ASA since 2015.
Ørjan Svanevik. Mr. Svanevik is a director of the Seatankers Group. He was previously managing director for the investment advisory Oavik Capital. Mr. Svanevik served as partner and head of M&A at Aker ASA from 2005 to 2008, as COO and EVP of Kværner ASA from 2004 to 2005 and as head of business development at Aker Solutions ASA from 2001 to 2004. Mr. Svanevik has worked nearly for a decade in corporate advisory and investment banking. He started his career at Schlumberger, where he held various international financial management positions. Mr. Svanevik has a Business degree from Norwegian School of Management, MBA from Thunderbird and the Advanced Management Program from Harvard Business School. Mr. Svanevik has been a director of Marine Harvest ASA since 2014.
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
Lars Eirik Hestnes. Mr. Hestnes started working as a farm technician for Marine Harvest in 1993 and has since 1994 been site manager at various seawater sites. He is currently a Health, Safety and Environment, or HSE Coordinator and Brainsafe instructor in Marine Harvest Region Mid. He has a certificate of completion as farm technician, and management courses organized by Addisco/FLT at Bergen University College. Mr. Hestnes was elected to the board of directors as a representative of the employees. Mr. Hestnes has been a director of Marine Harvest ASA since 2014.
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
Ola Brattvoll. Mr. Brattvoll has served as the COO of Marine Harvest´s Sales & Marketing Business Area since December 2010. Prior to joining us, he worked in the marketing and sales department of the Norwegian Seafood Export Council´s Norway office (1995 to 2002) and Tokyo office (2002 to 2006). Mr. Brattvoll has also worked as Market Director (2006 to 2009) and Vice President of Sales (2010) at Hallvard Lerøy AS, a seafood company. He holds a degree in Fisheries from the Norwegian College of Fishery Science, University of Tromsø.
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

The remuneration paid to our members of the board in the year ended December 31, 2015 is set forth below:

Name	Position	Board fees	Audit Committee fees	Salaries and Other Remuneration(1)	Total
		(in NOK thousand)
Ole-Eirik Lerøy	Chairman	950	—	—	950
Leif Frode Onarheim	Vice Chairman	500	150	—	650
Solveig Strand (5)	Board member	175	50	—	225
Heléne Vibbleus	Board member	350	100	—	450
Lisbet K. Nærø (3)	Board member	175	50	—	225
Cecilie Fredriksen (2)	Board member	350	—	—	350
Michael Parker (4)	Board member	88	—	—	88
Ørjan Svanevik	Board member	350	—	—	350
Stein Mathiesen	Board member, employee representative	350	—	748	1,098
Lars Eirik Hestnes	Board member, employee representative	320	—	858	1,178
Kjellaug Hoås Samland	Board member, employee representative	350	—	769	1,119
Nils O. Klevjer	Deputy member of the Board, employee representative	30	—	871	901

(1)	Remuneration is paid to the employee representatives serving on our board in their capacity as our employees and not for services performed on the board of directors.

(2)	The fees have not yet been disbursed to the member of the Board

(3)	From June 2015

(4)	Until March 2015

(5)	Until June 2015

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

The remuneration paid to our senior executives in the year ended December 31, 2015 is set forth below:

Name	Fixed Salary	Cash Bonus(1)	Share option scheme (2)	Pension Cost(3)	Other	Total
Alf-Helge Aarskog	5,489	2,232	—	69	181	7,971
Ivan Vindheim	3,384	2,695	—	67	185	6,331
Marit Solberg	2,904	617	—	2,163	184	5,868
Ola Brattvoll	2,447	840	—	68	18	3,373
Ben Hadfield	2,007	596	—	15	584	3,202

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

(2)
We provide a share option scheme to our key employees including each of our senior executives listed in this table. Participants are allocated call options with a strike price equal to 107.5% of the market price of Marine Harvest ASA’s shares at the time of allotment. The options vest four years after the grant date, but become exercisable immediately if a mandatory tender offer is made for all of our outstanding shares or if we are a non-surviving entity in a merger with another company. When the shares vest (i.e., four years after allotment), the participant must take delivery of shares of Marine Harvest ASA and cannot settle the options in cash. These shares are not subject to a holding period by the recipient. The call options are conditional on participants being employed by us until the call options vest. The value of the options is, for each individual, limited to two years’ salary. Full adjustment is made for dividends paid by Marine Harvest ASA, from the date of allotment of the option to the date of vesting. The 2012 scheme was executed in March 2016.

(3)	We provide defined benefit and defined contribution pension schemes to our key employees. The only senior executive on a defined benefit plan was Ms. Solberg.

For more information on stock options, see “—E. Share Ownership.”

As of December 31, 2015, we had set aside NOK 32.5 million to provide for pensions, retirement or similar benefits for our executive officers named in the foregoing table.

C. Board Practices.

Board of Directors

Our Articles of Association provide that our board of directors shall consist of a minimum of six and a maximum of 12 members. As of the date of this annual report, our board of directors was composed of six directors nominated and elected by the shareholders (one of whom, Mr. Ole-Eirik Lerøy, is also our chairman of the board) and three directors nominated and elected by our employees. In order to comply with the Norwegian Code of Practice for Corporate Governance, a majority of our shareholder-elected board members must be independent of our senior management and our material business contacts, and at least two of our shareholder-elected board members must be independent of our main shareholders. The primary responsibility of our board of directors is to oversee our operations and affairs, and to supervise the policies of senior management. The terms for three of the shareholder-elected board members will expire at the annual general meeting of shareholders to be held in 2016 and the terms for the three remaining shareholder-elected board members will expire at the annual general meeting of shareholders to be held in 2017. The terms for the three employee-elected board members will expire in 2016.

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

Nomination committee.    Our nomination committee consists of Robin Bakken (chairman), Nils Bastiansen and Merethe Haugli. All of these members are independent of the board and our senior management.

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

Audit committee.    The audit committee consists of Leif Frode Onarheim, Heléne Vibbleus and Lisbet K. Nærø, with Mr. Onarheim acting as chairman of the audit committee. All three members of the audit committee are deemed independent of our senior management. The audit committee reports to the Board of Directors and conducted eight meetings during 2015. The responsibility of the audit committee is to monitor our financial reporting process and the effectiveness of our systems for internal control and risk management. The audit committee keeps in regular contact with our auditor regarding the auditing of the annual accounts and evaluates and oversees the auditor’s independence. The audit committee reviews ethics and compliance issues as applicable.

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

D. Employees.

See “Item 4—Information on the Company—B. Business Overview—People—Providing Safe and Meaningful Jobs.”

E. Share Ownership.

Share Purchase Program

All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have from 2009 through 2015 had the opportunity to acquire our ordinary shares within the scope of the Norwegian Tax Act Section 5-14. Marine Harvest ASA`s Scottish subsidiaries were included in this program from 2014, and the Canadian subsidiaries from 2015. The board annually considers giving the employees the opportunity to acquire shares in the Company at a gross amount of up to NOK 15,000 at a discount of 20%. These provisions provide these employees in Norway with an opportunity to receive a tax free benefit of NOK 1,500 in connection with their participation in this scheme.

Outstanding Equity Awards to Certain Members of Senior Management

The following table sets forth call options for our ordinary shares held by certain members of our senior management as of December 31, 2015. No call options other than those stated in the table below were granted by us to members of our senior management and are currently outstanding. We do not grant call options (or any other equity securities) to our board members in their capacity as members of the board.

	2015 Allotment of Call Options(1)(2)	2014 Allotment of Call Options(1)(2)	2013 Allotment of Call Options(1)(2)	2012 Allotment of Call Options(1)(2)
Alf-Helge Aarskog	512,609	539,089	608,167	608,167
Ivan Vindheim	102,522	107,818	121,633	121,633
Marit Solberg	102,522	107,818	121,633	121,633
Ola Brattvoll	102,522	107,818	121,633	121,633
Ben Hadfield	102,522	107,818	48,653	—

(1)	Presents the number of options granted, adjusted for dividends and changes in the equity capital during the term of the option according to the OSE derivative rules.

(2)
As of December 31, 2015, the strike price of the 2015 options was NOK 97.9490, the strike price of the 2014 options was NOK 82.6556, the strike price of the 2013 options was NOK 46.3689 and the strike price of the 2012 options was NOK 28.6928. The 2012 call options expired on March 21, 2016, the 2013 call options expire on March 21, 2017, the 2014 options expire on June 23, 2018 and the 2015 options expire on June 23, 2019.

ITEM 7.   Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our shares by:

•	each of our directors, director nominees, and executive officers individually and as a group; and

•	each person known to us to own beneficially more than 5% of our issued ordinary shares.

The calculations in the table below are based on 450,085,652 shares outstanding as of March 29, 2016, which comprise our entire issued and outstanding share capital as of that date. As of March 29, 2016, 69,391,667 of our shares were held in the United States, comprising 15.42% of our issued share capital. In addition, as of March 29, 2016, we had 153 shareholders of record in the United States.

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

All ordinary shares have the same voting rights.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of us.

	As of March 29, 2016
	Total Ordinary Shares	Total % of Issued Share Capital
Directors and Executive Officers:
Ole-Eirik Lerøy(1)	3,222,000	0.72%
Leif Frode Onarheim(2)	32,500	0.01%
Heléne Vibbleus	—	—%
Cecilie Fredriksen(3)	—	—%
Ørjan Svanevik	—	—%
Lisbet K. Nærø	—	—%
Stein Mathiesen	—	—%
Lars Eirik Hestnes	136	—%
Kjellaug Hoås Samland	585	—%
Alf-Helge Aarskog, CEO	138,570	0.03%
Ivan Vindheim, CFO	660	—%
Marit Solberg, COO, Farming	47,813	0.01%
Ola Brattvoll, COO, Sales and Marketing	9,231	—%
Ben Hadfield, COO, Fish Feed	6,870	—%
All directors and executive officers as a group	3,458,365	0.77%
Major Shareholders:	—	—%
Geveran Trading Co. Ltd.(4)	79,551,603	17.67%
Folketrygdfondet(5)	37,890,450	8.42%
Clearstream Banking S.A.(6)	20,902,986	4.64%

*Represents less than 1% of our issued and outstanding share capital.

(1)	Ole-Eirik Lerøy and his affiliate own 3,222,000 shares in Marine Harvest ASA.

(2)	Leif Frode Onarheim’s shares are owned beneficially through LONAR AS.

(3)	Cecilie Fredriksen is a member of the class of beneficiaries of the trusts which indirectly control Geveran Trading Co. Ltd., our largest shareholder.

(4)
Geveran Trading Co. Ltd., which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, including Cecilie Fredriksen, one of our directors, and its affiliates holds 79,551,603 shares representing 17.7% of the issued capital in Marine Harvest ASA. To the best of the Company’s knowledge, voting and decision making power is held by trusts established by John Fredriksen for the benefit of his immediate family.

(5)
To the best of the Company’s knowledge, voting and decision making authority over shares held by Folketrygdfondet is held by the board of directors and management, under the direction of the Norwegian Ministry of Finance.

(6)	According to publicly available information, State Street Global Advisors, Inc. is owned by State Street Corp., which is a publicly held company incorporated in Massachusetts.

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

B. Significant Changes.

See “Item 5. Operating and Financial Review and Prospects.”

ITEM 9.    The Offer and Listing

A. Offer and Listing Details.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the OSE in NOK:

	Price per ordinary share
	High	Low
Annual (1):
Year ended December 31, 2011	7.00	2.19
Year ended December 31, 2012	5.21	2.61
Year ended December 31, 2013	7.39	5.02
Year ended December 31, 2014	103.5	63.10
Year ended December 31, 2015	119.60	87.75
Quarterly:
Three months ended March 31, 2014	78.10	63.10
Three months ended June 30, 2014	83.75	66.45
Three months ended September 30, 2014	89.90	76.20
Three months ended December 31, 2014	103.50	81.40
Three months ended March 31, 2015	110.10	91.20
Three months ended June 30, 2015	98.20	87.75
Three months ended September 30, 2015	108.40	89.95
Three months ended December 31, 2015	119.60	106.40
Most Recent Six Months:
September 2015	108.40	96.10
October 2015	116.20	106.40
November 2015	117.50	113.00
December 2015	119.60	110.30
January 2016	117.80	110.90
February 2016	126.40	112.60
March 2016 (through March 29)	133.20	116.30

(1)	Figures for 2011 through 2013 are presented before the effect of the reverse split of shares (10:1) effected in January 2014.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NYSE in USD.

	Price per ADS
	High	Low
Annual Since January 28, 2014 Listing:
Year Ended December 31, 2014	15.34	10.50
Year ended December 31, 2015	14.29	11.11
Quarterly Since January 28, 2014 Listing:
Three months ended March 31, 2014	12.44	10.50
Three months ended June 30, 2014	13.72	11.65
Three months ended September 30, 2014	14.37	12.65
Three months ended December 31, 2014	15.34	12.55
Three months ended March 31, 2015	14.29	11.39
Three months ended June 30, 2015	12.63	11.27
Three months ended September 30, 2015	12.74	11.11
Three months ended December 31, 2015	13.89	11.49
Monthly:
September 2015	12.63	11.49
October 2015	13.64	12.47
November 2015	13.55	12.96
December 2015	13.89	12.76
January 2016	13.58	12.61
February 2016	14.57	13.10
March 2016 (through March 29)	15.84	13.54

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
Amendments to our Articles of Association, including Variation of Rights
            The resolution to amend the articles of association shall be adopted by the general meeting. The affirmative vote of two-thirds of the votes cast as well as two-thirds of the aggregate share capital represented at the general meeting is required to amend our articles of association. Any amendment which would reduce any shareholder's right in respect to dividend payments or other rights to our assets or restrict the transferability of shares requires a vote of at least 90% of the aggregate share capital represented in a general meeting. Certain types of changes in the rights of our shareholders require the consent of all affected shareholders as well as the majority normally required to amend our articles of association. Our articles of association were last amended on June 8, 2015.
Additional Issuances and Preferential Rights
           The general meeting may, with the same majority required to amend our articles of association, resolve to issue new shares, including bonus share issues. In addition, under Norwegian law, our shareholders have a preferential right to subscribe to issues of new shares by us. The preferential rights may be waived by a resolution at a general meeting passed by the same majority required to approve amendments to our articles of association.
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
            Under Norwegian law, bonus share issues may be distributed, subject to shareholder approval, by transfer from funds that we may use to distribute dividend. Any bonus issues may be effected either by issuing shares or by increasing the nominal value of the shares outstanding.
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
Payment of Dividends
            Our policy is to maintain a dividend level that reflects the present and future cash generation potential of the company. Our debt target is reviewed by the Board of Directors on a continuous basis and our current target for net interest bearing debt is EUR 1,050 million. When the target level is met, we aim to distribute as dividends at least 75% of the annual free cash flow after operational and financial commitments.
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
Disclosure of Acquisitions and Disposals
            Where persons, entities or consolidated groups proportion of shares, and/or options for shares or other rights to shares reaches, exceeds or falls below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of our share capital as a result of acquisition or disposal, such party has an obligation under Norwegian law to notify us and the OSE of such action immediately. The same applies if the disclosure thresholds are crossed due to other circumstances, such as a change in the company's share capital. A corresponding disclosure obligation applies with respect to any holder of ADSs who is entitled upon surrender of the ADSs to acquire directly or indirectly the beneficial ownership of a number of shares that, together with any other shares, additional ADSs representing ordinary shares or options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, meets, exceeds or falls below these thresholds.
Mandatory Bid Requirement
            Norwegian law requires any person, entity or consolidated group that acquires more than one-third of the voting rights of our share capital to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party's own shareholding, represent more than one-third of the voting rights in the company and the OSE determines that this is regarded as an effective acquisition of the shares in question.
            The offer will be subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid or agreed to be paid by the offeror in the six-month period prior to the date the one-third threshold was crossed, but equal to the market price if it is clear that the market price was higher when the one-third threshold was crossed. If the offeror acquires or agrees to acquire additional shares at a higher price prior to expiry of the mandatory offer period, the offeror is obligated to restate its offer at such higher price. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the one-third limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares which exceed the one-third limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve, other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.
            Any person, entity or consolidated group that owns shares representing more than one-third of the voting rights of our share capital is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the voting rights.
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

E. Taxation.

The following summary of the Norwegian tax and United States federal income tax consequences of ownership of the ADSs or ordinary shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs or ordinary shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the ADSs or ordinary shares. Each holder of ADSs or ordinary shares is urged to consult own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of the ADSs or ordinary shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

Norwegian individuals and companies who are resident in Norway for tax purposes are not allowed to own ADSs.

Material Norwegian Tax Considerations

Taxation on Dividends

Norwegian Shareholders

Dividends received by shareholders who are individuals resident in Norway for tax purposes (“Norwegian Personal Shareholders”) are taxable in Norway at an effective rate of 28.75% (2016, expected to be increased to 32 % from 2018) to the extent the dividend exceeds a tax-free allowance.

The allowance is calculated on a share-by-share basis. The allowance for each share is equal to the cost price of the share multiplied by a risk free interest rate based on the effective rate after tax of interest on treasury bills ("statskasseveksler") with three months maturity. The allowance is calculated for each calendar year, and is allocated solely to Norwegian Personal Shareholders holding shares at the expiration of the relevant calendar year.

Norwegian Personal Shareholders who transfer shares will thus not be entitled to deduct any calculated allowance related to the year of transfer. Any part of the calculated allowance one year exceeding the dividend distributed on the share (“excess allowance”) may be carried forward and set off against future dividends received on, or gains upon realization, of the same share. In addition, unused tax- free allowance will be added to the share's cost price and form the basis for a higher calculated allowance in later years.

Dividends received by shareholders who are limited liability companies (and certain similar entities) resident in Norway for tax purposes (“Norwegian Corporate Shareholders”), are effectively taxed at rate of 0.75% (3% of dividend income is included in the calculation of ordinary income for Norwegian Corporate Shareholders and ordinary income is subject to tax at a rate of 25%).

Non-Norwegian Shareholders

Dividends distributed to holders of ADSs or shares who are individuals not resident in Norway for tax purposes (“Non-Norwegian Personal Shareholders”), are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The withholding obligation lies with the company distributing dividends.

Non-Norwegian Personal Shareholders resident within the EEA for tax purposes may apply individually to Norwegian tax authorities for a refund of an amount corresponding to the calculated tax-free allowance on each individual share (please see “Taxation of dividends - Norwegian Personal Shareholders” above). However, the deduction for the tax-free allowance does not apply in the event that the withholding tax rate, pursuant to an applicable tax treaty, leads to a lower taxation on the dividends than the withholding tax rate of 25% less the tax-free allowance.

Dividends distributed to holders of ADSs or shares who are limited liability companies (and certain other entities) not resident in Norway for tax purposes (“Non-Norwegian Corporate Shareholders”), are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The withholding obligation lies with the company distributing the dividends.

Dividends distributed to Non-Norwegian Corporate Shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax provided that the Non-Norwegian Corporate Shareholder is the beneficial owner of the ADSs or shares and the Non-Norwegian Corporate Shareholder is genuinely established and performs genuine economic business activities within the relevant EEA jurisdiction.

If a Non-Norwegian Personal Shareholder or a Non-Norwegian Corporate Shareholder is carrying on business activities in Norway and the ADSs or shares are effectively connected with such activities, it will be subject to the same taxation of dividends as a Norwegian Personal Shareholder or a Norwegian Corporate Shareholder, as described above.

Nominee registered shares will be subject to withholding tax at a rate of 25% unless the nominee has obtained approval from the Norwegian Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is required to file a summary to the tax authorities including all beneficial owners that are subject to withholding tax at a reduced rate.

Pursuant to agreements with the Norwegian Financial Supervisory Authority and the Norwegian Directorate of Taxes, Citibank, N.A., acting as depositary, is entitled to receive dividends from us for redistribution to a beneficial owner of ADSs at the applicable treaty withholding rate, provided the beneficial holder has furnished Citibank, N.A. with appropriate certification to establish such holder’s eligibility for the benefits under an applicable tax treaty with Norway.

Non-Norwegian Personal Shareholders and Non-Norwegian Corporate Shareholders who have suffered a higher withholding tax than set out in an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

Taxation of capital gains on realization of shares

Norwegian Shareholders

Sale, redemption or other disposal of shares is considered a realization for Norwegian tax purposes. A capital gain or loss generated by a Norwegian Personal Shareholder through a realization of shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the Norwegian Personal Shareholder’s ordinary income in the year of disposal. The effective tax rate of such capital gain or loss is 28.75% (expected to be increased to 32% from 2018). The gain is subject to tax and the loss is tax deductible irrespective of the duration of the ownership and the number of shares disposed of.

The taxable gain/deductible loss is calculated per share as the difference between the consideration for the share and the Norwegian Personal Shareholder’s cost price of the share, including costs incurred in relation to the acquisition or realization of the share. From this capital gain, Norwegian Personal Shareholders are entitled to deduct a calculated allowance provided that such allowance has not already been used to reduce taxable dividend income. The allowance may only be deducted in order to reduce a taxable gain, and cannot increase or produce a deductible loss, i.e. any unused allowance exceeding the capital gain upon the realization of a share will be annulled.

If the Norwegian Personal Shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Norwegian Corporate Shareholders are exempt from tax on capital gains derived from the realization of shares qualifying for participation exemption, including our shares. Losses upon the realization and costs incurred in connection with the purchase and realization of such shares are not deductible for tax purposes.

Non-Norwegian Shareholders

Gains from the realization of ADSs or shares by a Non-Norwegian Personal Shareholder or a Non-Norwegian Corporate Shareholder will not be subject to taxation in Norway unless the ADSs or shares are held in connection with business activities carried out or managed from Norway.

Net wealth tax

The value of shares is included in the basis for the computation of net wealth tax imposed on Norwegian Personal Shareholders. Currently, the marginal net wealth tax rate is 0.85% of the value assessed. The value for assessment purposes for listed shares is equal to the listed value as of January 1 in the year of assessment (i.e. the year following the relevant fiscal year).

Norwegian Corporate Shareholders are not subject to net wealth tax.

Non-Norwegian Personal Shareholders and Non-Norwegian Corporate Shareholders are not subject to Norwegian net wealth tax. Non-Norwegian Personal Shareholders can, however, be taxable if the ADSs or shares are effectively connected to the conduct of trade or business in Norway.

VAT and transfer taxes

No VAT, stamp or similar duties are currently imposed in Norway on the transfer or issuance of shares or ADSs.

Inheritance tax

Norway does not impose inheritance or gift tax. However, the heir acquires the donor's tax input value based on principles of continuity. Thus, the heir will be taxable for any increase in value in the donor's ownership, at the time of the heir's realization. The principle of continuity does, however, only apply if the donor was taxable in Norway. If the recipient receives shares or ADSs as inheritance or gift from a foreign donor and the assets are included in the Norwegian tax jurisdiction, the recipient will be able to revalue the gift to market value at the time for the gift.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the USD, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

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

Taxation of Distributions

Subject to the discussion under “-Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Norwegian withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of United States federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on the NYSE will be eligible for beneficial rates of taxation provided we are not a Passive Foreign Investment Company, or PFIC, during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

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

As described under “-Material Norwegian Tax Consequences-Taxation of Dividends” above, the depositary is entitled to receive dividends for redistribution to a U.S. Holder of ADSs at the reduced withholding rate provided in the Treaty, provided that the U.S. Holder has furnished the depositary with appropriate certification establishing the U.S. Holder’s eligibility for the benefits of the Treaty. If a U.S. Holder is subject to withholding at a rate in excess of that provided in the Treaty, the U.S. Holder must timely file a package of documents with COFTA to obtain a refund of the tax over-withheld. See “-Material Norwegian Tax Consequences-Taxation of Dividends” for the procedures and requirements for applying for such refund. Neither the depositary nor we will have any obligation to assist a U.S. Holder of our ADSs with the completion and filing of any tax forms. U.S. Holders are urged to consult their own advisors regarding obtaining a refund of Norwegian taxes withheld in excess of the Treaty rate.

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

Based on our financial reports, we believe that we were not a PFIC for our taxable year ended December 31, 2015. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2016 or for any future taxable year. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any prior taxable year, the current taxable year or any future taxable year. If we were a PFIC, a U.S. Holder of ADSs or ordinary shares generally may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of ADSs or ordinary shares and certain distributions with respect to ADSs or ordinary shares.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

Not applicable.

H. Documents on Display.

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. Those other reports or other information and this annual report may be inspected without charge at Sandviksboder 77 A/B, 5035 Bergen, Norway, and inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

The reference prices for salmon also influence the fair value of our biological assets, which were valued at NOK 10,939.6 million and NOK 10,014.0 million as of December 31, 2015 and 2014, respectively. If the reference price of salmon increased by NOK 1 per kilogram in all markets, the effect on the fair value as of December 31, 2015 would be NOK 200.7 million.

Price of Fish Feed

We currently purchase a major share of our fish feed, which contains certain commodities, primarily fish meal, fish oil, canola oil, soy bean protein and wheat, from third parties. We use fish feed to feed our salmon and halibut. We purchase fish feed from third parties on a cost-plus basis, exposing us to fluctuations in prices for the commodities included in the feed. Our own feed operation source feed raw materials in the global market and is therefore subject to the fluctuations in the global markets for the feed raw materials. As a result, our earnings are affected by changes in the price and availability of such feed ingredients. These ingredients are subject to unpredictable price changes caused by factors described below, including weather, size of harvest, transportation and storage costs and the agricultural policies of governments throughout the world. The price fluctuations of feed ingredients have a direct and material effect on our profitability.

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

During the year ended December 31, 2015, we purchased approximately 591,600 tonnes of fish feed (including our own produced feed). Within that, 11% of the cost of the fish feed was determined by the price of fishmeal, 17% by the price of canola oil, 10% by the price of soy beans and 16% by the price of wheat. Thus, a NOK 1,000 per tonne change in the average market price of fishmeal would have affected our cash outlays for fish feed by approximately NOK 64 million for the year ended December 31, 2015. Likewise, a NOK 1,000 per tonne change in the average market price of canola oil would have affected our cash outlays for fish feed by approximately NOK 105 million, for the year ended December 31, 2015. For soy beans a NOK 1,000 per tonne change in the average market price would have affected our cash outlays for fish feed by approximately NOK 82 million and for wheat approximately NOK 88 million for the year ended December 31, 2015.

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

During the year ended December 31, 2015, our average fish feed cost of salmon harvested totaled NOK 14.61 per kilogram. The average fish feed cost per kilogram is influenced not only by the price of fish feed ingredients but also by the efficiency by which salmon convert feed into body weight. Factors such as weather, husbandry, quality of fish feed ingredients, seawater temperature and the health of the salmon, among others, affect the quantity of fish feed necessary to mature salmon to the target live weight and the efficiency of that process.

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

To mitigate the potential fluctuation effects on cash flows, we maintain a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of our legal units, we have defined a hedging strategy. According to the hedging strategy, units located in the following regions generate cash flow in currencies according to the below table (main hedging currency). For some units this currency is different from the functional currency.

Marine Harvest Norway	EUR
Marine Harvest Chile	USD
Marine Harvest Scotland	GBP
Marine Harvest Canada	USD
Marine Harvest Ireland	EUR
Marine Harvest Faroe Islands	EUR
Marine Harvest Cold Water Species	NOK
Marine Harvest Asia	USD
Marine Harvest Fish Feed	EUR
VAP Europe and Morpol	EUR

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

We normally have a net positive cash flow exposure towards EUR, GBP, USD and JPY and a net negative cash flow exposure towards NOK, CAD and CLP. To hedge our cash flows against exchange rate fluctuations, we have a policy for long-term hedging of the most predominant net exposures. We currently hedge up to 30% of our underlying exposure between EUR and NOK and between USD and CAD with a horizon of two years.

As of December 31, 2015, we held a portfolio of currency hedging instruments against third party counterparts with a total contract value of NOK 6,720 million. Instruments equivalent to 70% of the contract value mature in 2016 and no instruments mature beyond January 2018. The portfolio had a net negative market value of NOK 181.8 million at December 31, 2015.

On the basis of financial positions and currency hedges in existence as of December 31, 2015, the effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated:

CURRENCY PAIR (NOK MILLION)	EUR/NOK	USD/NOK	GBP/NOK	JPY/NOK	USD/CAD
Effect in NOK million of a 10% increase in the value of	NOK	NOK	NOK	NOK	CAD
Financial items	975.6	-349.1	-0.3	-42.4	53.3

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

Interest Rate

Marine Harvest hedges the Group’s long term interest bearing debt by currency, including external interest bearing debt and leasing in the parent company or subsidiaries, with fixed interest or interest rate derivatives. The interest rate hedges shall cover 70-100% of the debt the first four years and 0-60% of the debt the subsequent five years. All interest rate hedging shall be executed from the parent company. At year-end 2015 the Group had a portfolio of interest swaps with a net negative market value of NOK 737.8 million after a decrease in market value during 2015 of NOK 73.3 million, recognized through profit and loss.

The portfolio of interest rate swaps held at the end of 2015, will ensure the payment of the following weighted fixed rates against receipt of 3 month Euribor/Libor for each of the below currencies and periods:

CURRENCY (MILLION)	EUR		USD		GBP
	Nominal value	Weighted fixed rate	Nominal value	Weighted fixed rate	Nominal value	Weighted fixed rate
Until March 2016	41.0	1.26%	123.0	1.98%	34.0	2.48%
March 2016 - March 2017	166.5	2.12%	151.0	2.91%	34.0	3.04%
March 2017 - March 2018	283.0	2.55%	138.5	3.12%	34.0	3.13%
March 2018 - March 2019	546.0	3.26%	138.5	3.21%	34.0	3.13%
March 2019 - March 2020	970.5	3.27%	167.5	2.93%	34.0	3.13%
March 2020 - March 2021	380.0	2.13%	78.3	2.31%	23.5	2.83%
March 2021 - March 2022	380.0	2.20%	78.3	2.31%	23.5	2.83%
March 2022 - March 2023	—	—%	60.0	4.13%	—	—%

A 0.50% point parallel increase in all relevant yield curves will cause a NOK 187 million increase in the market value. This change would be recognized through profit and loss. In addition, the fixed rate coupon on the convertible bonds as described in note 11 is part of the hedging of interest rate risk in the Group.

Risk associated with fluctuations in convertible bonds liability

We issued a EUR 340 million convertible bond in November 2015, with a coupon interest of 0.125%. The bond matures in 2020 at the nominal value of EUR 340 million or can be converted into shares at the holder's option. We also issued a EUR 375 million convertible bond in April 2014, with a coupon interest of 0.875%. The bond matures in 2019 at a nominal value of EUR 375 million or can be converted into shares at the holder’s option. The value of the debt liability component and conversion liability component were determined at issuances of the bonds. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair values of the conversion liability component at initial recognition.

 Subsequent to initial recognition the conversion liability components are measured at fair value in accordance with IFRS 13. The fair value component of the conversion liability of convertible bonds is determined as the difference between a) the market value of the convertible bond, and b) the DCF-value of the convertible bond using a market interest rate for an equivalent, non-convertible bond. This is a change compared to 2013 when the conversion liability component was calculated using a Black-Scholes valuation model. The change caused a transfer from Level 3 to Level 2 in the hierarchy in 2014. The own non-performance risk as of December 31, 2015 was assessed to be insignificant.

The carrying amounts of the debt liability component of the convertible bonds are classified as non-current interest-bearing debt, and the conversion liability components are classified as other non-current interest-free liabilities in the statement of financial position. All profit and loss elements related to the convertible bonds, are included in the specification of financial items in note 11 to our audited financial statements included elsewhere in this annual report.

The EUR 350 million convertible bond issued in May 2013 with a coupon interest of 2.375%, due in 2018, was converted to shares/redeemed during 2015.

Credit Risk

We trade only with recognized, credit worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a main rule the Group’s trade receivables are fully credit insured. The Group is monitoring exposure towards individual customers closely and is not significantly exposed in relation to any individual customer or contractual partner as of December 31, 2015.

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

Citibank did not make any reimbursement payments to the Company in the year ended December 31, 2015.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms, and that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework and criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

Ernst & Young AS, an independent registered public accounting firm, has audited the Financial Statements in Item 18 "Financial Statements" and, as part of the audit, has issued a report, included in our financial statements included in this annual report, on the effectiveness of Marine Harvest's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Based on the evaluation as of December 31, 2014, management concluded that our internal control over financial reporting was not effective. Management determined that we did not maintain effective internal controls over accounting for income taxes. Specifically, we identified deficiencies with respect to the following:

•
Design and implementation of sufficient controls over the calculation of deferred tax. The deficiencies resulted in adjustments to the deferred tax provision and deferred tax liabilities as of December 31, 2014. Although the identified adjustments were not material to the consolidated financial statements, management determined that these control deficiencies constituted a "material weakness" in our internal control over financial reporting.

•
Controls over revenues and controls over data and reports supporting manual controls. Specifically, we identified deficiencies with respect to insufficient transaction level controls and the precision of certain detect review controls for revenues. Further, we identified deficiencies with respect to insufficient design of controls over the completeness and accuracy of data and reports used to support manual controls. We determined that these deficiencies in aggregate constituted a "material weakness" in our internal control over financial reporting.

Throughout 2015, we improved the design and operation of our internal controls, specifically by:

•	Reassessing key financial reporting risks over the revenue and tax processes in order to design and implement appropriate key controls

•	Providing further training and assistance to control performers regarding the calculation and recognition of income taxes and documentation of completeness and accuracy of data and reports

•	Further developing and deploying templates to ensure consistency and quality of control performance
Throughout 2015, we coordinated and monitored the progress of remediation of deficiencies and performed management testing. For the year ended December 31, 2015, management concluded that the controls are operating effectively.
Except as discussed above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.    [RESERVED]

ITEM 16A.    Audit Committee Financial Expert

Our board of directors has determined that all audit committee members, Mr. Leif Frode Onarheim, Ms. Helene Vibbleus and Ms. Lisbet K. Nærø, are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Onarheim, Ms. Vibbleus and Ms. Nærø satisfy the NYSE listed company “independence” requirements.

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

	The year ended December 31,
	2015	2014
	(in NOK millions)
Audit Fees	18.8	21.1
Audit Related Fees	—	—
Tax Fees	5.4	4.4
All Other Fees	2.1	3.9
Total	26.3	29.4

Audit Fees

Audit fees in 2015 and 2014 were related to the audit of our consolidated financial statements, including the audit of internal controls over financial reporting, and other audit services or quarterly review procedures provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees in 2015 and 2014.

Tax Fees

Tax fees in 2015 and 2014 were primarily related to tax compliance services.

All Other Fees

Other fees in 2014 and 2015 primarily relate to fees for additional work related to our implementation of Sarbanes-Oxley Act section 404.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by our independent auditors are pre-approved by our audit committee.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares (or ADSs) Purchased	(b) Average Price Paid per Share (Or ADS) (in NOK)	(c) Total Number of Shares (or ADSs) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or ADSs) that May Yet be Purchased Under the Plans or Programs
December 2015	11,934 (1)	112.1250	11,934 (1)	—
Total	11,934	112.1250	11,934	—

(1)
Represents shares repurchased in connection with a share program, whereby all permanent employees at Marine Harvest and its Norwegian, Scottish and Canadian subsidiaries were offered the opportunity to purchase ordinary shares in Marine Harvest at a discounted price. The offer to employees was based on volume weighted price of Marine Harvest's ordinary shares on December 14, 2015, which was NOK 110.9767 per ordinary share. Eligible employees were given two offers, whereby employees could either purchase 68 ordinary shares with a market value of approximately NOK 7,500 at a purchase price of around NOK 6,000, or purchase 136 ordinary shares at a market value of approximately NOK 15,000 at a purchase price around NOK 12,000. At the end of the acceptance period, Marine Harvest received acceptances of these offers for a total of 52,904 ordinary shares. In order to comply with its obligations under the acceptances received, Marine Harvest purchased 11,934 ordinary shares in the market at an average price of NOK 112.1250. The outstanding number of shares required to fulfill the above obligation will be satisfied by selling 40,970 own shares held in Treasury. In total 52,904 shares will be sold to the employees having accepted to participate in the share program on the terms referred to above.

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

Board committees

Pursuant to Norwegian company law, the board of directors has the overall responsibility to oversee the management of the Company while the CEO is responsible for the day to day management. We have an audit committee of the board of directors. It is responsible for preparing certain matters for the board of directors. It reports on a regular basis to, and is subject to, continuous oversight by the board of directors.

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

ITEM 18.    Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19.    Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1*	Articles of Association of Marine Harvest ASA (amended on June 8, 2015)
2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.2)
2.2*	Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder, dated January 27, 2014
2.3**
EUR 555,000,000 Multicurrency Revolving Credit Facility, dated November 4, 2014, by and among Marine Harvest ASA, ABN AMRO Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., DNB Markets and Nordea Bank Norge ASA, and DNB Bank ASA, as Facility Agent and Security Agent. Incorporated by reference to Exhibit of Marine Harvest's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on April 29, 2015

2.4***
Amendment letter to the EUR 555,000,000 Multicurrency Revolving Credit Facility Agreement, dated November 4, 2014, increasing the commitments with EUR 250,000,000 from EUR 555,000,000 to EUR
805,000,000 in accordance with Clause 2.2 (Accordion Increase Option) of the Agreement

8.1*	Subsidiaries of Marine Harvest ASA
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith
** Portions of Exhibit 2.3 have been omitted pursuant to a grant for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934
*** Portions of Exhibit 2.4 have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MARINE HARVEST ASA

By:	/s/ Ivan Vindheim
Name: Ivan Vindheim
Title: Chief Financial Officer

Date: April 1, 2016

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Marine Harvest ASA and its subsidiaries

Reports of Independent Registered Public Accounting Firm         F-2
Consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013        F-4
Consolidated statement of financial position as of December 31, 2015, 2014 and 2013         F-5
Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013     F-6
Consolidated cash flow statements for the years ended December 31, 2015, 2014 and 2013     F-7
Notes to the consolidated financial statements for the years ended December 31, 2015, 2014 and 2013    F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Marine Harvest ASA

We have audited the accompanying consolidated statements of financial position of Marine Harvest ASA and subsidiaries as of December 31, 2015, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marine Harvest ASA and subsidiaries at December 31, 2015, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Marine Harvest ASA and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2016 expressed an unqualified opinion on the effectiveness of Marine Harvest ASA’s internal control over financial reporting.

/s/ Ernst & Young AS

Oslo, Norway

April 1, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Marine Harvest ASA

We have audited Marine Harvest ASA and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Marine Harvest ASA and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Marine Harvest ASA and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Marine Harvest ASA and subsidiaries as of December 31, 2015, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated April 1, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Ernst & Young AS

Oslo, Norway

April 1, 2016

STATEMENT OF COMPREHENSIVE INCOME

MARINE HARVEST GROUP
(NOK MILLION)

	NOTE	2015	2014	2013
Revenue		27,710.2	25,300.4	19,177.3
Other income		170.5	230.9	22.1
Revenue and other income	4	27,880.7	25,531.3	19,199.4
Cost of materials	7	-15,858.4	-13,677.4	-9,998.5
Fair value uplift on harvested fish	6	-4,098.9	-5,518.5	-4,323.7
Fair value adjustment on biological assets	6	4,189.2	5,007.7	6,118.3
Salary and personnel expenses	14	-3,825.5	-3,320.9	-2,674.3
Other operating expenses	28	-3,969.9	-3,350.0	-2,581.9
Depreciation and amortization	9/10	-1,252.0	-966.8	-762.5
Provision for onerous contracts	4/30	-6.6	23.7	-124.7
Restructuring costs	30	-136.3	-52.9	-272.8
Other non-operational items	27	21.7	-168.2	-74.4
Income/loss from associated companies	21	209.7	149.5	221.8
Impairment losses	9/10	-60.9	-24.1	-65.0
Earnings before financial items (EBIT)		3,092.8	3,633.4	4,661.8
Interest expenses	12	-416.5	-544.6	-640.2
Net currency effects	12	37.7	-388.4	-311.7
Other financial items	12	-473.8	-1,213.7	-252.4
Earnings before taxes		2,240.2	1,486.7	3,457.4
Income taxes	15	-820.5	-752.0	-1,026.8
Net earnings from continuing operations		1,419.7	734.8	2,430.6
Profit after tax from discontinued operations		-2.1	204.8	91.9
Profit or loss for the year		1,417.6	939.5	2,522.5

Other comprehensive income
Change in fair value of cash flow hedges	12	-32.6	-46.6	-44.3
Income tax effect fair value of cash flow hedges	15	8.8	12.1	13.7
Currency translation differences		689.2	842.5	630.4
Currency translation differences non-controlling interests		1.1	-3.9	4.9
Total items to be reclassified to profit or loss in subsequent periods		666.6	804.1	604.7
Actuarial gains (losses) on defined benefit plans net of tax	15	-7.3	23.6	-23.5
Other gains and losses in comprehensive income		18.5	—
Total items not to be reclassified to profit or loss		11.2	23.6	-23.5
Total other comprehensive income		677.8	827.7	581.2
Comprehensive income for the year		2,095.4	1,767.2	3,103.7

Profit or loss for the year attributable to
Non-controlling interests		0.6	3.9	7.4
Owners of Marine Harvest ASA		1,417.1	935.6	2,515.1
Comprehensive income for the year attributable to
Non-controlling interests		1.7	—	12.3
Owners of Marine Harvest ASA		2,093.7	1,767.2	3,091.4
Earnings per share — basic and diluted (NOK)	25	3.21	2.28	6.66
Earnings per share for continuing operations — basic and diluted (NOK)	25	3.22	1.78	6.42

STATEMENT OF FINANCIAL POSITION

MARINE HARVEST GROUP
(NOK MILLION)

	NOTE	2015	2014	2013
ASSETS
Non-current assets
Licenses	8/9	7,163.8	6,514.9	6,036.1
Goodwill	8/9	2,484.7	2,416.9	2,374.9
Deferred tax assets	15	110.3	147.3	178.8
Other intangible assets	9	265.0	166.5	188.4
Total intangible assets		10,023.7	9,245.6	8,778.3
Property, plant and equipment	10	9,246.4	8,257.2	6,677.2
Investments in associated companies	21	1,188.8	978.2	900.4
Other non-current financial assets	22	4.0	166.1	132.1
Other non-current assets		20.5	14.5	8.8
Total non-current assets		20,483.3	18,661.6	16,496.9
Current assets
Inventory	7	2,664.5	2,400.8	1,751.1
Biological assets	6	10,939.6	10,014.0	9,536.6
Trade receivables	17	3,926.2	3,360.2	3,191.4
Other receivables	17	1,260.3	883.4	956.4
Other current financial assets	12	280.2	227.1	130.1
Restricted cash	16	111.7	213.1	167.1
Cash in bank	16	577.0	1,195.2	439.1
Total current assets		19,759.4	18,293.7	16,171.8
Assets held for sale	5	17.4	19.0	1,059.1
Total assets		40,260.1	36,974.3	33,727.7

EQUITY AND LIABILITIES
Equity
Share capital and reserves attributable to owners of Marine Harvest ASA	24	18,178.3	14,702.2	16,318.5
Non-controlling interests	23	8.9	16.0	27.8
Total equity		18,187.2	14,718.2	16,346.3
Non-current liabilities
Deferred tax liabilities	15	3,759.3	3,568.9	3,365.0
Non-current interest-bearing debt	11	10,279.3	10,669.1	7,710.2
Other non-current financial liabilities	12	2,010.5	2,218.6	855.3
Other non-current liabilities	20	114.8	115.9	120.9
Total non-current liabilities		16,163.9	16,572.5	12,051.3
Current liabilities
Current tax liabilities	15	696.3	525.2	252.6
Current interest-bearing debt	11	1.5	7.0	686.7
Trade payables	18	2,379.7	2,039.2	2,232.6
Other current financial liabilities	12	940.3	810.4	82.2
Provisions	30	440.4	507.7	492.2
Other current liabilities	18	1,450.9	1,794.2	1,393.3
Total current liabilities		5,909.0	5,683.7	5,139.6
Liabilities held for sale	5	—	—	190.5
Total equity and liabilities		40,260.1	36,974.3	33,727.7

STATEMENT OF CHANGES IN EQUITY

MARINE HARVEST GROUP
(NOK MILLION)

	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON- CONTROLLING INTERESTS	TOTAL EQUITY

2015	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL
Equity January 1, 2015	3,077.8	9,267.9	23.8	30.7	655.1	1,646.9	14,702.2	16.0	14,718.2
Comprehensive income
Profit	—	—	—	—	—	1,417.1	1,417.1	0.6	1,417.6
Other comprehensive income	—	—	(23.8)	—	878.4	(178.0)	676.6	1.1	677.8
Transactions with owners
Bond conversion	297.8	3,350.5	—	—	—	—	3,648.3	—	3,648.3
Cost of bond conversion	—	(5.7)	—	—	—	—	(5.7)	—	(5.7)
Share-based payment	—	—	—	28.1	—	—	28.1	—	28.1
Repayment of paid-in capital	—	(2,292.6)	—	—	—	—	(2,292.6)	—	(2,292.6)
Transaction with treasury shares	—	—	—	—	—	4.5	4.5	—	4.5
Sale of non-controlling interests	—	—	—	—	—	—	—	(8.8)	(8.8)
Total Equity December 31, 2015	3,375.6	10,320.1	—	58.8	1,533.5	2,890.3	18,178.3	8.9	18,187.2
Dividend declared and paid NOK 5.20 per share in 2015.

	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON- CONTROLLING INTERESTS	TOTAL EQUITY

2014	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL
Equity January 1, 2014	3,077.8	9,719.3	58.3	8.4	-156.4	3,611.0	16,318.5	27.8	16,346.3
Comprehensive income
Profit	—	—	—	—	—	935.6	935.6	3.9	939.5
Other comprehensive income	—	—	-34.5	—	811.5	54.6	831.6	(3.9)	827.7
Transactions with owners
Share-based payment	—	—	—	22.3	—	—	22.3	—	22.3
Dividends	—	—	—	—	—	-2,954.4	-2,954.4	-0.2	-2,954.6
Repayment of paid-in capital	—	-451.4	—	—	—	—	-451.4	—	-451.4
Sale of non-controlling interests	—	—	—	—	—	—	—	-11.5	-11.5
Total Equity December 31, 2014	3,077.8	9,267.9	23.8	30.7	655.1	1,646.8	14,702.2	16.0	14,718.2
Dividend declared and paid NOK 8.30 per share in 2014.

	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON- CONTROLLING INTERESTS	TOTAL EQUITY

2013	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL
Equity 01.01.13	2,811.3	7,543.7	88.9	—	-787.4	1,963.2	11,619.7	69.0	11,688.7
Comprehensive income
Profit	—	—	—	—	—	2,515.1	2,515.1	7.4	2,522.5
Other comprehensive income	—	—	-30.6	—	631.0	-24.2	576.2	4.9	581.2
Transactions with owners
Issue of shares	266.6	2,175.6	—	—	—	—	2,442.2	—	2,442.2
Share-based payment	—	—	—	8.4	—	—	8.4	—	8.4
Acquisition of non-controlling interests	—	—	—	—	—	—	—	-74.1	-74.1
Dividends	—	—	—	—	—	(843.3)	(843.3)	(0.4)	(843.7)
Transaction with treasury shares	—	—	—	—	—	0.2	0.2	—	0.2
Non-controlling interest arising from business combinations	—	—	—	—	—	—	—	21.0	21.0
Total Equity December 31, 2013	3,077.8	9,719.3	58.3	8.4	-156.4	3,611.0	16,318.5	27.8	16,346.3
Dividend declared and paid NOK 0.225 per share in 2013 (before the reverse split of shares in January 2014).

STATEMENT OF CASH FLOW

MARINE HARVEST GROUP
(NOK MILLION)

	NOTE	2015	2014	2013
Cash flow from operations
Earnings before taxes		2,240.2	1,486.7	3,457.4
Interest expense	12	416.5	544.6	640.2
Currency effects	12	-37.7	388.4	311.7
Other financial items	12	473.8	1,213.7	252.4
Impairment losses and depreciation	9/10	1,312.9	990.9	827.5
Fair value adjustment on biological assets and onerous contracts	6	-83.8	487.0	-1,669.9
Gain/loss on disposal of assets		—	-9.2	-5.6
Income from associated companies	21	-209.7	-149.5	-221.8
Taxes paid	15	-611.4	-295.2	-115.5
Change in inventory, trade payables and trade receivables		-1,309.7	-720.6	-1,748.8
Restructuring and other non-operational items		-87.6	18.1	308.1
Other adjustments		-13.2	-10.7	-12.7
Cash flow from operations		2,090.3	3,944.2	2,023.0
Cash flow from investments
Sale of fixed assets		48.9	49.0	66.0
Purchase of fixed assets	4	-1,933.1	-1,760.7	-1,967.6
Proceeds and dividend from associates and other investments		393.9	61.9	262.1
Purchase of shares and other investments		-196.8	-777.8	-833.8
Proceeds from disposals of held for sale assets		—	1,181.7	—
Cash flow from investments		-1,687.0	-1,245.9	-2,473.3
Cash flow from financing
Proceeds from convertible bond	11	2,850.2	3,091.5	2,670.4
Proceeds from new interest-bearing debt (current and non-current)	11	833.2	5,589.0	4,125.5
Down payment of interest-bearing debt (current and non-current)	11	-2,013.0	-6,557.7	-5,053.5
Interest received		—	45.7	40.9
Interest paid		-354.2	-457.5	-572.2
Realized currency effects		-142.7	-312.7	246.3
Dividends paid to owners of Marine Harvest ASA		-2,292.6	-3,423.8	-825.3
Other financing items		4.5	-0.3	-0.2
Cash flow from financing		-1,114.6	-2,025.8	631.9
Currency effects on cash		93.1	83.5	11.4
Net change in cash in period		-618.2	756.0	193.0
Cash - opening balance		1,195.2	439.1	246.1
Net change in cash in period		-618.2	756.0	193.0
Cash - closing balance total	16	577.0	1,195.2	439.1

NOTE 1—GENERAL INFORMATION

Marine Harvest ASA is a Norwegian company headquartered at Sandviksboder 77A/B 5035 Bergen. Marine Harvest ASA is a publicly listed company on the Oslo Stock Exchange, with the ticker symbol MHG. Marine Harvest ASA is also secondary listed on the New York Stock Exchange for trading of American Depositary Receipts (ADRs), with the ticker symbol MHG.

The Group’s operations and its operating activities are described in note 4. Marine Harvest has operations in 23 countries and has structured the majority of its operations in three Business Areas: Feed, Farming and Sales and Marketing. The Feed factory is located in Norway. The Group’s farming activities are located in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. Sales and Marketing comprises the global market organization, in addition to Consumer Products.

Comparable figures for two years are presented.

The financial statements were authorized for issue by the Board of Directors on April 1, 2016.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all periods presented.

STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

As of December 31, 2015, the consolidated financial statements of Marine Harvest ASA and its subsidiaries (‘‘the Group’’ or ‘‘Marine Harvest’’) have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU. As applied by the Group, there are no differences between IFRS as endorsed by the EU and IFRS as issued by the IASB. In compliance with the Norwegian Accounting Act, additional disclosure requirements are included in the notes to the financial statements of Marine Harvest ASA.

New standards and amendments adopted by the Group in 2015 are described in Note 33. At the end of 2015, new standards and changes to existing standards and interpretations have been enacted but are not yet effective. Relevant effects for Marine Harvest are further described in Note 33.

The consolidated financial statements have been prepared on the historical cost basis, except when IFRS requires recognition at fair value. This relates to the measurement of certain financial instruments and valuation of the biomass as further described below. The reporting period follows the calendar year.

CONSOLIDATION

Consolidated financial statements present the Group’s financial position, comprehensive income, changes in equity and cash flow. All intragroup transactions, receivables and liabilities are eliminated. Unrealized gains from intragroup transactions are eliminated. Unrealized losses from intragroup transactions are also eliminated, but are considered an indicator of impairment with respect to the asset transferred.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

Subsidiaries

The Group’s consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2015. Control is achieved when the Group is exposed, or is entitled, to variable returns from its involvement with the investee and has the ability to affect those returns though its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

- Power over the investee (i.e., existing rights that enable the Group to direct the relevant activities of the investee).
- Exposure, or rights, to variable returns from its involvement with the investee.
- The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights in an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases then the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

INVESTMENTS IN ASSOCIATED COMPANIES AND JOINT VENTURES

Associated companies are companies in which the Group has a significant non-controlling interest (normally ownership of 20-50%). Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not to exercise control or joint control over those policies.

A joint venture is an arrangement whereby the parties that have joint control of the arrangement have rights with respect to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Group's investments in its associated companies and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of the associate or joint venture's net assets since the acquisition date. The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring their accounting policies in line with those of the Group.

The statement of profit or loss reflects the Group's share of the results deriving from the associate or joint venture's operations.

The financial statements for the Group are presented in NOK, which is the functional currency of the parent company. The functional currency of the subsidiaries is their local currency, with the exception of the subsidiaries in Chile, Singapore and Vietnam, which use USD as their functional currency and Waynor Trading which use EUR as functional currency.

FOREIGN CURRENCY TRANSLATION

Translation of transactions in foreign subsidiaries

Profit or loss transactions in foreign subsidiaries are translated to the presentation currency using the average exchange rate for the reporting period, unless exchange rates in the period have fluctuated significantly, in which case the exchange rates in effect on the transaction dates are applied. Assets and liabilities of foreign subsidiaries are translated at the exchange rate at the end of the reporting period.

Transactions in foreign currencies

Foreign currency transactions are translated using the exchange rate at the time of the transaction. Receivables, debt and other monetary items in foreign currency are measured at the exchange rate at the end of the reporting period, and the translation differences are recognized in profit or loss. Other assets in foreign currencies are translated at the exchange rate in effect on the transaction date.

FINANCIAL INSTRUMENTS — INITIAL AND SUBSEQUENT MEASUREMENT

Financial assets are classified into the following categories:

•	Loans and receivables

•	Financial instruments at fair value through profit or loss

•	Financial derivatives designated as hedging instruments that qualify for hedge accounting (only applicable for the years ended 2013 and part of 2014)

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Subsequent measurement of financial instruments depends on their classification in the specified categories.

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

Financial instruments at ‘‘fair value through profit or loss’’ are recognized in the statement of financial position at fair value, with changes in fair value recognized in profit or loss as financial items. Marine Harvest has assigned investments in financial derivatives and other shares listed on the stock exchange to this category.

Impairment of financial assets

Financial assets, other than those subsequently measured at fair value, are assessed for indicators of impairment. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the investment will be less than previously anticipated.

FINANCIAL LIABILITIES — INITIAL AND SUBSEQUENT MEASUREMENT

Financial liabilities are classified into the following categories:

•	Loans and borrowings

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

 Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is presented under finance costs in the statement of comprehensive income.

All financial instruments are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. At initial recognition, an assessment is made as to whether a financial instrument shall be accounted for as a financial liability, a financial asset or an equity instrument, based on the substance of the contractual instrument. The terms of a non-derivative financial instrument are evaluated to determine whether the instrument contains a liability and an equity component, and such components are classified separately as financial liabilities, financial assets or equity instruments as appropriate. When a non-derivative financial instrument contains an embedded derivative that would have met the definition of a derivative instrument had it been a separate instrument, that embedded derivative is separated from the host contract and is accounted for as a freestanding derivative instrument, if the economic characteristics and risk of the embedded derivative are not closely related to that of the host contract. Multiple embedded derivatives in a single instrument are treated as a single compound instrument if the embedded derivatives relate to the same risk exposures and are not readily separable and independent of each other.

The Group has two convertible bonds in EUR in which a conversion liability is accounted for separately at fair value through profit or loss.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques.

OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount recognized in the statement of financial position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risks and interest rate risks. The Group trades in salmon derivatives, both as an operational hedging activity and a financial activity. Operational trading of salmon derivatives is presented as other operating income, while financial trading of salmon derivatives is presented as other financial items. Derivative financial instruments are recognized at fair value. Derivatives are presented as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative. Gains or losses at expiration as well as unrealized changes in fair value on derivatives, are recognized in profit or loss, except for cash flow hedges.

Cash flow hedges

The Group discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014, as they no longer qualified for hedge accounting. The cumulative gain on the hedged interest rate swaps that had been recognized in other comprehensive income was reclassified from equity to profit or loss in 2014, as it was no longer highly probable that the forecast transactions would occur. The cumulative gain on the currency cash flow hedges that had been recognized in other comprehensive income was reclassified from equity to profit or loss, when the forecast transactions occured.

REVENUE RECOGNITION

Sale of fish products

Revenue for the Group derives from the sale of fish and elaborated fish products. Sales of fish and elaborated fish products are recognized when the significant risk and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Biomass

Changes in the estimated fair value of the biomass are recognized in profit or loss. The fair value adjustment is presented on two separate lines in the statement of comprehensive income: “fair value uplift on harvested fish” and ‘‘fair value adjustment on biological assets’’. The fair value adjustment represents the change in fair value of the biomass less the change in accumulated cost of production for the biomass. The fair value uplift on harvested fish is the release from stock of the fair value adjustment related to the fish harvested in the period.

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

GOVERNMENT GRANTS

Government grants are recognized where there is reasonable assurance that the grant will be received and where the company will be in compliance with all conditions attached thereto. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs that it is intended to compensate are expensed. When the grant relates to an asset, it is deducted from the carrying amount of the asset. The grant is then recognized in profit or loss over the useful life of a depreciable asset by way of a reduced depreciation charge.

GOODWILL AND LICENSES

Goodwill
Goodwill is initially measured at cost, and is the excess of the aggregate of the consideration transferred and the amount recognized for a non- controlling interest in the net identifiable assets acquired and liabilities assumed through a business combination.

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

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in such circumstance is measured on the basis of the relative values of the disposed operation and the portion of the cash-generating unit retained. Goodwill is tested for impairment annually as at December 31, and when circumstances otherwise indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Other intangible assets (licenses)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The value of licenses acquired by Marine Harvest (mainly licenses for salmon farming) in Norway, Chile, Ireland, the Faroe Islands, Scotland and Canada are considered indefinite. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or when circumstances otherwise indicate that the carrying value may be impaired, either individually or at the cash-generating unit level. The indefinite life classification is reviewed annually to determine whether it continues to be appropriate. If not, the change in useful life from indefinite to finite is made on a prospective basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at acquisition cost less accumulated depreciation and any impairment. Costs associated with normal maintenance and repairs are expensed as incurred. Costs of major replacements and renewals that substantially extend the economic life and functionality of the asset are capitalized. Assets are normally considered property, plant and equipment if the useful economic life exceeds one year. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Straight-line depreciation is applied over the useful life of property, plant and equipment, based on the asset’s historical cost and estimated residual value at disposal. If a substantial part of an asset has an individual and different useful life, this part is depreciated separately. The asset’s residual value and useful life are evaluated annually. The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset.

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
If the recoverable amount of a cash-generating unit is estimated to be less than the carrying amount of the net assets of the cash-generating unit, impairment to the recoverable amount is recognized. If impairment is required, goodwill is written down first, thereafter other intangible assets. If further impairment is required, other assets will be written down on a pro-rata basis.

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

Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are presented as finance costs in the statement of comprehensive income.

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

INVENTORY

Inventories mainly comprise feed, goods in progress, packaging materials and finished goods. Inventories of goods are measured at the lower of cost and net realizable value.

The cost of finished goods includes direct material costs, direct personnel expenses and indirect processing costs (full production cost). Interest costs are not included in the inventory value. The cost price of purchased goods is the actual purchase price. The cost is based on the principle of first-in first-out, except for feed and value-added-products, where a weighted average is used.

If fish farmed by the Group is included in inventory as a raw material for further processing in one of the Groups processing entities, such fish is included in inventory at fair value at harvest.

BIOLOGICAL ASSETS

Biological assets comprise eggs, juveniles, smolt and fish in the sea. Biological assets are, in accordance with IAS 41 and IFRS 13, measured at fair value less cost to sell, unless the fair value cannot be measured reliably. Broodstock and smolt are measured at cost less impairment losses. For live fish below 1 kilogram, cost is considered to be an approximation to fair value. Biomass between 1 and 4 kilograms is measured at fair value less cost to sell, including a proportionate expected net profit at harvest. Live fish above 4 kilograms are measured at fair value.
Effective markets and transactions for the sale of live fish are rare, so the valuation of live fish under IAS 41 implies the establishment of an estimated fair value of the fish in a hypothetical market. The calculation of the estimated fair value is based on market prices for harvested fish and adjusted for estimated differences in accordance with IFRS 13. The prices are reduced for harvesting costs and freight costs to market, to arrive at a net value back to farm. The valuation reflects the expected quality grading and size distribution. The valuation is completed for each business unit and is based on the biomass in sea for each seawater site and the estimated market price in each market derived from the development in recent contracts as well as spot prices. Where reliable forward prices are available, those have been used. The change in estimated fair value is recognized in profit or loss on a continuous basis, and is classified separately. At harvest, the fair value adjustment is classified as fair value uplift on harvested fish.
Historically, the price used in fair value calculation in Norway was based on a combination of publicly available spot prices, forward prices and fixed-price contracts. In the Faroe Islands the price used was based on historically achieved prices. As of December 2015, prices used to calculate fair value in Norway and the Faroe Islands are based on quoted forward prices (Nasdaq). An average forward price per quarter is calculated. Based on expected time of harvest per site, the corresponding forward price is used. E.g. if the expected month of harvest is May 2016, the forward price for Q2 2016 is used. For more information about the forward prices used, see note 6. This change to the prices applied in the valuation model is a result of the process initiated to align financial reporting in the industry as described below.
In the autumn of 2014, The Financial Supervisory Authority of Norway (Finanstilsynet) initiated an evaluation of certain aspects of the financial reporting prepared by fish farming companies listed on the Oslo Stock Exchange. The purpose of this process was to evaluate whether or not the industry companies reported in a uniform and consistent manner in accordance with IFRS. Finanstilsynet published a final report November 17, 2015 on their website (www.finanstilsynet.no.) In response to Finanstilsynets process, affected fish farming companies established a financial reporting industry group, as an arena for discussions and improvement work.
The group has had several meetings during the autumn of 2015. The two main purposes have been as follows:
     1)      Identify possible improvements in disclosures as well as in accounting practices to promote comparability, and
2)      Develop a common model for measurement of fair value of biomass according to IAS 41
With respect to item 1 above, the participating companies have identified certain areas of improvement, and certain updates to the fair value model and information included in the disclosures have been made with effect from December 31, 2015. Further refinement to the disclosures and accounting practices are expected to be implemented with effect from December 31, 2016.
With respect to item 2 above, work has been initiated, and will continue in 2016. The group aims to complete this work in time for an updated model to be implemented from December 31, 2016.
The participating companies in the financial reporting industry group are:
Lerøy Seafood Group ASA, Grieg Seafood ASA, Salmar ASA, Cermaq  Group AS, P/F Bakkafrost and Marine Harvest ASA.

ONEROUS CONTRACTS

At each reporting date, management assesses if there are contracts in which the unavoidable costs of meeting the Group's obligations under the contract exceed the economic benefits expected to be received. Fair value adjustment of biological assets is included in the unavoidable cost. A provision is recorded by estimating the present obligation under the contract.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group classifies non-current assets and disposal groups as held for sale or for distribution parent company shareholders if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value, less costs to sell or to distribute. Costs to distribute are the incremental costs directly attributable to distribution, excluding finance costs and income tax expenses.
The criteria for classification as held for sale are regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale will be canceled. Management must be committed to the sale taking place within one year from the date of classification. Similar considerations apply to assets or a disposal group held for distribution.
Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale or as held for distribution.
Assets and liabilities classified as held for sale or for distribution are presented separately as current items in the statement of financial position.
A disposal group qualifies as a discontinued operation if it is:
A component of the Group that is a CGU or a group of CGUs.
•Classified as held for sale or distribution or already disposed in such a way.
•A major line of business or major geographical area.
Discontinued operations are excluded from the results of continuing operations and are presented separately as a single amount under profit or loss after tax from discontinued operations in the statement of comprehensive income.

TAXES

Income taxes comprise taxes on the taxable profit for the year, changes in deferred taxes and any adjustments in prior years' taxes. Taxes on transactions that are recorded in other comprehensive income or directly in equity do not form part of the tax expense in profit or loss.

Tax payable is calculated using the nominal tax rate for the relevant tax jurisdiction at the end of the reporting period.

Deferred tax is calculated on the basis of temporary differences between accounting and taxation values at the close of the accounting year. Deferred tax assets arise from temporary differences that give rise to future tax deductions. Deferred tax assets are recognized to the extent that it is probable that a taxable profit will arise, against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized.

Tax increasing and tax decreasing temporary differences are offset against each other to the extent that the taxes can be netted within one tax regime.

PROVISIONS

A provision is recognized if the company has a legal or constructive obligation related to a past event, and it is likely that the obligation will lead to a financial outflow for the company. Long-term provisions are valued on the basis of discounted expected cash flows.

RESTRUCTURING COSTS

Provisions for restructuring costs will be recognized if the company has, within the reporting period, published or initiated a restructuring plan, which identifies which parts of the company and approximately how many employees will be affected, the actions that will be taken and when the plan will be implemented. Provisions are recognized only for costs that cannot be associated with future earnings. Costs related to restructuring are presented on a separate line in the statement of profit or loss.

SHARE-BASED BONUS SCHEME AND SHARE OPTION SCHEMES

The Group has share option schemes from 2013, 2014 and 2015, which will be settled in shares (equity settlement). The cost of equity- settled transactions is recognized as a payroll expense over the vesting period. The cumulative expense is recognized in other equity reserves within equity.

CASH FLOW STATEMENT AND CASH

The cash flow statement is prepared in accordance with the indirect method. Cash comprises cash and bank deposits, except restricted funds.

NOTE 3—ESTIMATES AND JUDGMENTS

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

As profitability in the salmon farming industry historically has been very volatile, depending on developments in the price of salmon, Marine Harvest uses budgets and long-term plans for the first four years of the analysis, but returns to long-term historic averages for growth in the fifth year and terminal value, except for the Marine Harvest Chile CGU as described in Note 8.

The WACC model is used for estimating the discount rate. The input data for the model is updated every year for the annual impairment test. The choice of input data for the model significantly influences the outcome of the model, and to ensure that there is as little uncertainty as possible with regards to the calculation of the WACC, third-party sources are used where available (interest, inflation, beta). The WACC is calculated separately for the different CGUs. Indications of impairment that initiate testing beyond the year-end test include a significant reduction in the profitability of the CGU compared to previous periods, negative deviations from budgets, changes in the use of assets, market changes and regulatory changes.

For further information about uncertainty in the valuation of intangible assets and impairment testing, please see note 8, Impairment testing. Note 9, Intangible assets, illustrates the distribution of intangible assets in the Group.

BIOLOGICAL ASSETS

Biological assets comprise eggs, juveniles, smolt and fish in the sea. These assets are measured at fair value less cost to sell, unless the fair value cannot be measured reliably. The estimation of the fair value relies on a series of uncertain assumptions, e.g., biomass volume, biomass quality, size distribution, market prices and costs.

We measure all deviations in biomass volume compared to estimates when a site is harvested out. Except for situations where there has been an incident causing mass mortality, particularly early in the cycle, combined with an inability to count and weigh fish after the event in fear of further stressing the fish, volume deviations are normally minor. Similarly, excluding the effects of soft flesh and melanin, the quality of the fish can normally be estimated with a relatively high degree of accuracy. Categorization of quality is normally set per country based on averages, but can be set individually per site when needed. The size distribution shows some degree of variation but normally not to an extent that significantly changes the estimated value of the biomass (the value of two fish at 5 kilograms is very similar to the value of two fish weighing 4 and 6 kilograms, respectively).

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

The key element in the estimation of fair value is the assumed market price. The assumed market price is the price that Marine Harvest expects to receive on the future date when the live fish is harvested. The Company derives these prices from a variety of sources, normally a combination of the prices achieved in the previous month and the contracts most recently entered into. For salmon of Norwegian and Faroese origin, quoted forward prices (Nasdaq) are used in the estimation, see note 2. The use of third-party forward prices improves the reliability and comparability of the price estimation. For the other farming entities the basis for the price estimate is historical price achievements, which may not be a good proxy for the future price.

For further information about biological asset values please see note 6, Biological assets.

JUDGMENTS

The matters described below are considered to be the most important in understanding the key sources of judgments that are involved in preparing these consolidated financial statements and the uncertainties that could most significantly impact the amounts reported on the result of operations, financial position and cash flows.

LICENSES

The Group has assessed that all fish farming licenses have indefinite lives and, as such, are not amortized. Most of the jurisdictions in which the Group operates require us to obtain a license for each fish farm owned and operated in that jurisdiction. The Group has obtained and currently holds a license to own and operate each of our fish farms where a license is required. These licenses have indefinite lives or require renewal after a specific time period, but normally with automatic renewal and, as such, we have assessed that they have indefinite lives. However, the Group’s licenses in each country are subject to certain requirements, and we risk penalties (including, in some cases, criminal charges), sanctions or even license revocation if we fail to comply with license requirements or related regulations. Also, local government may change the way licenses are renewed.

BUSINESS COMBINATIONS

On September 15, 2014, Marine Harvest ASA entered into an agreement to purchase all the assets of the former Chilean farming company Acuinova Chile S.A. In accordance with management's assessment this was treated as a business combination and a preliminary PPA was performed for the year ended December 31, 2014. As of December 31, 2015, some changes were made to the PPA, in addition to classifying the PPA as finalized. Please see note 5 Business Combination.

SUPPLY CHAIN FINANCING

During 2015 one company in the Group entered into a Supply Chain Finance (SCF) agreement meaning that some vendors will indirectly offer extended credit terms to the company through a separate agreement with a financial institution. The vendors sell their trade receivables to the financial institution in order to receive payment immediately. Payment terms under the SCF agreement are in line with industry standard. The transaction is still between the company and its suppliers, and the company does not waive the right to claim any refund on quality issues, return goods etc. towards the supplier.

The refinancing by vendors has no cash-flow impact on the company, and only when the trade payable is settled with the bank will the cash flow statement be impacted, with a operating cash flow charge. Liabilities under the SCF agreement are presented as trade payables.

NOTE 4—BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas: Feed, Farming and Sales and Marketing.
Operating segments are components of a business that are regularly reviewed by its chief operating decision-makers for the purpose of assessing performance and allocating resources. The Group Management Team is the Group’s chief operating decision-maker.

The production of fish feed is considered to be a separate reportable segment, due to the nature of the business (different economic characteristics compared to other segments in the Group and separate management follow up).

The Farming Business Area , consists of the farming and primary processing operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. The Farming operations are, due to similar production processes, a global market for both salmon feed and sales of salmon, in addition to similar biological risk factors, considered to have similar economic characteristics. The farming units are therefore aggregated into one reportable segment.

The Sales and Marketing Business Area consists of the Markets operations in the Americas, Asia- and Europe, as well as Consumer Products. As the Markets operations are considered to have similar economic characteristics, due to similar production processes and operational risk factors, and a common set of key performance indicators, the Markets operations are presented as one reportable segment.

In June 2014, we announced the launch of Consumer Products, which comprises the combined operations of VAP Europe and Morpol. Consumer Products is presented as a single separate reportable segment, due to similar production processes and operational risk factors, and a common set of key performance indicators. Consumer Products was reported as one segment from January 1, 2015, and the comparative figures have been restated

The reportable segment ‘‘Other’’ consists of corporate functions and holding companies, in addition to the Halibut-farming undertaken by Sterling White Halibut.

The segments' performance is monitored in order to achieve the overall objective of maximizing the operational EBIT per kilogram and margins. Consequently, reporting focuses on measuring and illustrating the overall profitability of the harvested volume, based on source of origin (operational EBIT per kilogram) and operational EBIT margin for the reportable segments Markets and Consumer Products. Legal entities with activities in both Farming and Sales and Marketing do not split their financial items or their statement of financial position. The net effects of Investments in these entities are recognized in the reportable segment Farming.

The pricing principle between Feed and Farming is set at market terms and benchmarked against third parties. The pricing principle between Farming and Sales and Marketing is based on market reference prices for spot sales, while contracts are at market terms, with the target for Sales and Marketing to maximize profit beyond these terms.

The same accounting principles as described for the consolidated financial statements have been applied to segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurements used in segment reporting are the same as those used for the third-party transactions.

Unrealized gains from intra-group transactions are eliminated. In segment reporting, internal profit is included in Operational EBIT for the relevant reportable segments, but eliminated in EBIT.

KEY SEGMENT FIGURES

BUSINESS SEGMENTS

			Sales and Marketing
(NOK MILLION)	Feed	Farming	Markets	Consumer Products	Other	Eliminations	TOTAL
2015
External revenue	28.0	790.9	16,973.6	10,108.1	58.0	—	27,958.7
Internal revenue	2,839.8	16,327.8	3,401.3	320.6	357.8	-23,247.3	—
Operational revenue	2,867.8	17,118.7	20,374.9	10,428.8	415.8	-23,247.3	27,958.7
Change in unrealized sales salmon derivatives	—	-91.6	-6.5	—	-71.5	91.6	-78.0
Revenue in profit and loss	2,867.8	17,027.1	20,368.4	10,428.8	344.3	-23,155.7	27,880.7
Operational EBITDA	272.9	3,038.0	617.5	384.2	45.9	—	4,358.6
Operational EBIT	192.3	2,136.0	587.0	176.0	15.2	—	3,106.6
Change in unrealized internal margin	—	—	—	—	—	-19.4	-19.4
Change in unrealized salmon derivatives	—	-91.6	-6.5	91.6	-105.8	—	-112.3
Fair value uplift on harvested fish	—	-4,094.9	—	—	-4.0	—	-4,098.9
Fair value adjustment on biological assets	—	4,303.2	—	—	-114.0	—	4,189.2
Onerous contract provisions	—	-6.6	—	—	—	—	-6.6
Restructuring cost	—	-83.5	—	-42.2	-10.5	—	-136.3
Other non-operational items	—	21.7	—	—	—	—	21.7
Income from associated companies	—	211.0	—	-1.3	—	—	209.7
Impairment losses	—	-39.6	—	-11.8	-9.5	—	-60.9
EBIT	192.3	2,355.8	580.5	212.2	-228.6	-19.4	3,092.8
Gross investments	84.8	1,514.2	52.6	231.7	58.1	-8.3	1,933.1
Number of employees 31.12 (FTE)	83	3,961	1,816	6,504	90	—	12,454

			Sales and Marketing
(NOK MILLION)	Feed	Farming	Markets	Consumer Products	Other	Eliminations	TOTAL
2014
External revenue	4.4	659.9	15,878.6	8,887.8	65.0	—	25,495.8
Internal revenue	1,210.7	15,588.7	2,978.9	347.2	229.4	-20,354.9	—
Operational revenue	1,215.1	16,248.6	18,857.5	9,235.1	294.4	-20,354.9	25,495.8
Change in unrealized sales salmon derivatives	—	—	—	—	35.5	—	35.5
Revenue in profit and loss	1,215.1	16,248.6	18,857.5	9,235.1	329.9	-20,354.9	25,531.3
Operational EBITDA	84.2	4,358.9	542.2	299.7	-64.3	—	5,220.8
Operational EBIT	47.1	3,651.2	518.4	118.7	-81.4	—	4,254
Change in unrealized internal margin	—	—	—	—	—	-92.2	-92.2
Change in unrealized salmon derivatives	—	—	—	—	54.4	—	54.4
Fair value uplift on harvested fish	—	-5,518.5	—	—	—	—	-5,518.5
Fair value adjustment on biological assets	—	5,004.5	—	—	3.2	—	5,007.7
Onerous contract provisions	—	23.7	—	—	—	—	23.7
Restructuring cost	—	-1.9	-8.5	-42.5	—	—	-52.9
Other non-operational items	—	—	—	—	-168.2	—	-168.2
Income from associated companies	—	149.5	—	—	—	—	149.5
Impairment losses	—	-7.1	-1.4	-15.6	—	—	-24.1
EBIT	47.1	3,301.5	508.5	60.6	-192.0	-92.2	3,633.4
Gross investments	357.2	1,073.8	21.7	471.1	58.8	-221.8	1,760.7
Number of employees 31.12 (FTE)	68	4,138	1,577	5,845	87	—	11,715

			Sales and Marketing
(NOK MILLION)	Feed	Farming	Markets	Consumer Products	Other	Eliminations	TOTAL
2013
External revenue	—	500.8	13,130.7	5,545.7	52.4	—	19,229.6
Internal revenue	—	12,391.5	1,931.6	154.8	162.6	-14,640.4	—
Operational revenue	—	12,892.3	15,062.2	5,700.4	215.0	-14,640.4	19,229.6
Change in unrealized sales salmon derivatives	—	—	—	—	-30.2	—	-30.2
Revenue in profit and loss	—	12,892.3	15,062.2	5,700.4	184.8	-14,640.4	19,199.4
Operational EBITDA	-22.9	3,623.7	363.0	118.8	-107.7	—	3,974.9
Operational EBIT	-22.9	3,001.1	346.3	4.9	-117.1	—	3,212.4
Change in unrealized salmon derivatives	—	—	—	—	-30.2	—	-30.2
Fair value uplift on harvested fish	—	-4,323.7	—	—	—	—	-4,323.7
Fair value adjustment on biological assets	—	6,141.7	—	-30.8	7.3	—	6,118.3
Onerous contract provisions	—	-124.7	—	—	—	—	-124.7
Restructuring cost	—	-4.3	-32.7	-235.7	—	—	-272.8
Other non-operational items	—	-74.4	—	—	—	—	-74.4
Income from associated companies	—	221.8	—	—	—	—	221.8
Impairment losses	—	-6.8	-9.7	-48.3	-0.2	—	-65.0
EBIT	-22.9	4,830.8	303.9	-309.9	-140.1	—	4,661.8
Gross investments	695.1	929.2	67.0	238.8	37.5	—	1,967.6
Number of employees 31.12 (FTE)	10	3,238	1,252	6,100	76	—	10,676
REVENUE BY CUSTOMER LOCATION

(NOK MILLION)	2015	2014	2013
Norway	1,513.1	1,304.3	893.0
Europe, excluding Norway and Russia	18,133.9	16,069.3	12,004.1
Russia	216.3	663.3	909.8
Americas	4,801.0	4,007.1	3,146.3
Asia	2,440.8	2,427.6	1,772.9
Rest of the world	317.5	252.0	176.0
External gross revenue	27,422.6	24,723.6	18,902.1
Other income	536.1	772.2	327.5
Operational revenue	27,958.7	25,495.8	19,229.6

Marine Harvest has no customers accounting for 10% or more of its revenues.

REVENUE BY PRODUCT

(NOK MILLION)	2015	2014	2013
Fresh whole salmon	11,925.4	11,768.2	9,940.1
Fresh smoked salmon	2,949.6	3,044.2	1,932.0
Fresh elaborated salmon	7,735.2	5,417.5	3,528.8
Frozen whole salmon	296.2	215.2	484.3
Frozen smoked salmon	137.6	263.7	159.4
Frozen elaborated salmon	1,638.9	1,965.2	1,147.4
Other products	2,739.7	2,049.5	1,710.1
External gross revenue	27,422.6	24,723.6	18,902.1

NON-CURRENT ASSETS BY COUNTRY LOCATION

(NOK MILLION)	2015	2014	2013
Norway	10,430.2	10,028.0	9,405.5
Poland	1,071.2	814.2	729.1
Scotland	2,028.2	1,594.6	1,342.1
Belgium	803.4	775.9	729.7
France	462.6	482.3	472.3
Rest of Europe	552.0	510.9	479.9
Chile	3,513.0	2,863.1	1,904.2
Canada/USA	1,400.9	1,198.4	1,050.6
Asia	107.5	80.8	72.6
Non-current assets	20,369.0	18,348.2	16,186.0
Other non-current assets1)	114.3	313.4	310.9
Total non-current assets	20,483.3	18,661.6	16,496.9
1) Deferred Tax Assets and Other Non-Current Financial Assets.

NOTE 5—BUSINESS COMBINATIONS, ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

BUSINESS COMBINATION

On September 15, 2014, Marine Harvest ASA entered into an agreement to purchase all the assets of the former Chilean farming company Acuinova Chile S.A.
On December 23, 2014, the acquisition was completed and the agreed purchase price for the assets was paid, USD 102.2 million, or NOK 757.8 million, excluding licenses with an assumed value of USD 23.0 million, or NOK 170.2 million, over which the Group had not yet obtained control due to pending authorization from authorities.The acquisition was accounted for as a business combination. Control of the remaining part of the licenses was obtained during Q4 2015, and the final amount was paid.
At the date of completion, Marine Harvest ASA could exercise rights over the assets, and hence had obtained control, except for certain licenses as noted above. December 23, 2014 is the acquisition date and Acuinova has been consolidated into Marine Harvest Group as of this date.
The assets represent a capacity to produce about 40,000 tonnes gutted weight of salmon per year. The asset purchase included a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility, all located in Chile’s region XI.

The purchase of Acuinova was in line with Marine Harvest strategy of forming a world-leading integrated protein group and the acquisition will further strengthen the Group’s capacity to produce and process salmon in Chile.
The assets were acquired from a company in bankruptcy. The main focus of the trustee was to preserve the fish with limited harvesting. Since we had very limited historical financial information related to Acuinova, we have not published figures for revenue and profit or loss for the year ended December 31, 2014 as though the business combination had existed as of January 1, 2014, as this is impracticable. Furthermore, profit or loss for the period since acquisition (December 23, 2014) is considered immaterial, as no fish were harvested.
A provisional purchase price allocation (PPA) was carried out as at year-end 2014. During Q4 of 2015 the Group obtained control of the remaining part of the licenses from the transaction, and a final PPA was carried out. The table below summarizes the consideration paid for Acuinova, and the final fair values of the assets acquired, as recognized at the acquisition date December 23, 2014.

RECOGNIZED AMOUNTS OF IDENTIFIABLE ASSETS ACQUIRED AS OF DECEMBER 23, 2014

(NOK MILLION)	NOK	USD
Fair value
Licenses	206.8	27.9
Property, plant and equipment	484.8	65.4
Biological assets	205.3	27.7
Inventory	27.4	3.7
Other	3.7	0.5
Total identifiable fair value of net assets per acquisition date for owners of Marine Harvest ASA	928.0	125.2

The changes compared to the preliminary PPA mainly relate to licenses, in addition to some minor changes within the sub categories of Property, Plant and Equipment. The Group has also recalculated depreciation in 2015 based on the new fair values in the final PPA. This resulted in lower depreciation costs compared to the preliminary values of USD 2.4 million (NOK 19.4 million), of which USD 1.4 million (NOK 11.3 million) affected the statement of comprehensive income, and USD 1.0 million (NOK 8.1 million) affected the cost of the standing biomass at year-end 2015.

ASSETS HELD FOR SALE

Asset held for sale as of December 31, 2015, in the amount of NOK 17.4 million, relate to a factory and land in Germany (NOK 8.8 million) and a processing plant in Chile (NOK 8.6 million).
DISCONTINUED OPERATIONS

On March 27, 2014 Marine Harvest entered into an agreement to divest its integrated farming operations on the Shetland and Orkney Islands to Cooke Aquaculture Inc.

The operations had a combined harvest volume of 17 400 tonnes gutted weight estimated for 2014. The majority of these assets and related liabilities was classified as "Assets/liabilities held for sale" iin Marine Harvest's financial position at December 31, 2013 and presented as discontinued operations.

The agreed Enterprice Value(EV) was GBP 122.5 millon. The transaction was closed in the second quarter of 2014 and paid in cash.

The divestment was a consequence of the remedies set forth by the EU Commission for the approval of the Morpol transaction in September 2013.

NOTE 6—BIOLOGICAL ASSETS

VALUATION OF BIOLOGICAL ASSETS
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kilogram are measured at cost less impairment losses, as an approximation of fair value.

Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorized at Level 3 in the fair value hierarchy, as the input is primarily unobservable. Live fish over four kilogram are measured at full net value, while a proportionate expected net profit at harvest is incorporated for live fish between one and four kilogram. The valuation is completed for each Business Unit based on a model and basis for assumptions supplied by head office. All assumptions are subject to monthly quality assurance and analysis at the group level.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in the sea for each seawater site, the estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. A special assessment is performed for sites with high/low performance due to disease or other deviating factors. The market prices are set for each Business Unit, and are derived from observable market prices (when available), achieved prices and developments in contract prices.

ASSUMPTIONS USED FOR DETERMINING FAIR VALUE OF LIVE FISH
The estimated fair value of the biomass will always be based on uncertain assumptions, even though the Group has built substantial expertise in assessing these factors. Estimates are applied to the following factors: biomass volume, the quality of the biomass, size distribution and market prices.

Biomass volume: The biomass volume is in itself an estimate based on the number of smolt released into the sea, the estimated growth from the time of stocking, estimated mortality based on observed mortality in the period, etc. There is normally little uncertainty with regard to biomass volume.

The level of uncertainty will, however, be higher if an incident has resulted in mass mortality, especially early in the cycle, or if the fish's health status restricts handling. If the total biomass at sea was 1% higher than our estimates, this would result in an increase in value of NOK 56.4 million.

The quality of the biomass: The quality of the biomass can be difficult to assess prior to harvesting, if the reason for downgrading is related to muscle quality (e.g. the effect of Kudoa in Canada). In Norway downgraded fish is normally priced according to standard rates of deduction compared to a Superior quality fish. For fish classified as Ordinary grade, the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as Production grade, the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight, depending on the reason for downgrading. In our fair value model for salmon of Norwegian origin, we have used NOK 2.00 and NOK 6.00 as deductions from Superior grade for Ordinary and Production grade quality respectively. In other countries the price deductions related to quality are not as standardized. The quality of harvested fish has been good in 2015. For the Group as a whole, 92% of the fish were graded as Superior quality. A 1% change from Production grade to Superior quality would result in a change in value of NOK 8.2 million.

The size distribution: Fish in sea grow at different rates, and even in a situation with good estimates for the average weight of the fish there can be a considerable spread in the quality and weight of the fish. The size distribution affects the price achieved for the fish, as each size category of fish is priced separately in the market. When estimating the biomass value, a normal size distribution is applied.

Market price: The market price assumption is very important for the valuation and even minor changes in the market price will result in significant changes in the valuation. The methodology used for establishing the market price is explained in note 2. A NOK 1.00 increase in the market price would result in an increase in value of NOK 200.7 million.

The market price risk is reduced through fixed price/volume customer contracts and financial contracts, as well as our downstream integration as explained in note 13.

See note 2 regarding the work of the financial reporting industry group and expected future changes in calculating the fair value of live fish.

WRITE-DOWN OF BIOMASS AND INCIDENT-BASED MORTALITY

Incident-based mortality is accounted for when a site either experiences elevated mortality over time or substantial mortality due to an incident at the farm (outbreak of disease, lack of oxygen etc). In 2015, all farming units, except Marine Harvest Faroe Islands, recorded incident-based mortality losses.

RECONCILIATION OF CHANGES IN THE CARRYING AMOUNT OF BIOLOGICAL ASSETS

(NOK MILLION)	2015	2014	2013
Carrying amount as of 01.01	10,014.0	9,536.6	6,207.9
Cost to stock	12,402.0	10,277.8	8,540.8
Fair value adjustment on biological assets	4,189.2	5,007.7	6,118.3
Fair value uplift on harvested fish	-4,098.9	-5,518.5	-4,323.7
Mortality for fish in sea	-404.9	-310.9	-158.4
Cost of harvested fish	-11,528.5	-9,635.7	-7,419.4
Assets acquired - continued operations	—	168.4	338.9
Currency translation differences	366.7	488.6	232.2
Total carrying amount of biological assets as of 31.12	10,939.6	10,014.0	9,536.6

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2015	2014	2013
Marine Harvest Norway	2,269.2	2,061.7	1,863.2
Marine Harvest Chile	-282.6	-115.7	121.3
Marine Harvest Canada	182.7	86.1	219.0
Marine Harvest Scotland	171.4	169.9	398.0
Marine Harvest Faroe Islands	68.1	0.8	108.2
Marine Harvest Ireland	41.5	44.4	25.4
Sterling White Halibut	-106.9	11.1	7.9
Total fair value adjustment included in carrying amount in the statement of financial position	2,343.3	2,258.4	2,742.9
Biomass at cost	8,596.3	7,755.6	6,793.7
Total biological assets	10,939.6	10,014.0	9,536.6

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF COMPREHENSIVE INCOME

(NOK MILLION)	2015	2014	2013
Marine Harvest Norway	3,362.3	3,869.0	4,021.2
Marine Harvest Chile	8.2	257.8	284.2
Marine Harvest Canada	328.1	235.0	595.1
Marine Harvest Scotland	371.8	465.4	999.1
Marine Harvest Faroe Islands	84.7	86.2	168.7
Marine Harvest Ireland	148.1	91.0	42.7
Sterling White Halibut	-114.0	3.2	7.3
Total fair value adjustment in the statement of comprehensive income	4,189.2	5,007.7	6,118.3

FAIR VALUE UPLIFT ON HARVESTED FISH IN THE STATEMENT OF COMPREHENSIVE INCOME

(NOK MILLION)	2015	2014	2013
Marine Harvest Norway	-3,154.9	-3,670.4	-2,898.1
Marine Harvest Chile	-140.5	-482.0	-123.9
Marine Harvest Canada	-232.1	-376.6	-360.3
Marine Harvest Scotland	-391.9	-719.2	-822.3
Marine Harvest Faroe Islands	-21.9	-193.5	-77.7
Marine Harvest Ireland	-153.7	-76.7	-41.4
Sterling White Halibut	-4.0	—	—
Total fair value uplift in the statement of comprehensive income	-4,098.9	-5,518.5	-4,323.7

VOLUMES OF BIOMASS

(TONNES)	2015	2014	2013
Volume of biomass harvested during the year (gutted weight)	420,617	419,423	344,317
Volume of biomass in the sea at year-end (live weight)	275,360	284,227	270,298

SENSITIVITY EFFECT ON FAIR VALUE (SALMON ONLY) AT YEAR END

(NOK MILLION)	Price +1 NOK	Biomass +1% LWT	Quality +1% SUP
Marine Harvest Norway	127.8	45.8	2.1
Marine Harvest Chile	21.4	-0.8	3.3
Marine Harvest Canada	25.4	5.3	0.8
Marine Harvest Scotland	17.8	3.4	1.6
Marine Harvest Faroe Islands	5.3	1.2	0.1
Marine Harvest Ireland	2.9	1.5	0.3
Total sensitivity effect on fair value	200.7	56.4	8.2

INCIDENT-BASED MORTALITY (SALMON ONLY)

	Incident-based mortality in the statement of comprehensive income (MNOK)	Incident-based mortality (1000 tonnes)	Incident-based mortality in % of total mortality (volume)
Marine Harvest Norway	123.1	5.5	26.3%
Marine Harvest Chile	129.1	0.9	10.2%
Marine Harvest Canada	21.2	0.7	19.7%
Marine Harvest Scotland	93.8	2.8	43.7%
Marine Harvest Faroe Islands	—	—	—
Marine Harvest Ireland	37.6	1.1	42.1%
Marine Harvest Group	404.9	11.0	25.8%

FORWARD PRICES USED IN FAIR VALUE CALCULATION*

QUARTER	NOK/KG
Q1 2016	53.4
Q2 2016	47.5
Q3 2016	44.1
Q4 2016	44.6
Q1 2017	45.2
Q2 2017	45.2
*Norway and Faroe Islands only
As a result of the process initiated to align financial reporting in the industry, the for market prices applied in the valuation model have changed for Norway and the Faroe Islands as of December 2015. The effect of the change in price in the calculation of fair value in Norway is +NOK 234.0 million. This change is treated as a change in estimate in the financial statement. For further information regarding the price used in Norway and the Faroe Islands, see note 2.

NOTE 7—INVENTORY

(NOK MILLION)	2015	2014	2013
Raw materials and goods in process	1,302.7	1,058.4	849.2
Finished goods	1,361.8	1,342.3	901.9
Total inventory	2,664.5	2,400.8	1,751.1

The amount of inventory recognized as an expense during the period totaled NOK 13,081.6 million.

NOTE 8—IMPAIRMENT TESTING OF INTANGIBLE ASSETS

At year-end 2015, the market value of the Group’s equity was significantly higher than the carrying amount of equity, which is an indication that the market considers the value of the Group’s assets to exceed the carrying amount. For all Cash Generating Units (CGUs), the recoverable amount has been determined based on a value-in-use calculation using cash flow projections based on approved budgets for the first year. The three next years are based on the approved long-term plan. The cash flow projections beyond the fourth year are estimated by extrapolating the projections reflecting steady-state operations. The net present value of the cash flow is compared to the carrying amount in the CGU. If the carrying amount is higher than the calculated value in use, an impairment loss is recognized in profit or loss, reducing the asset value to the calculated value in use. The estimated cash flows are based on the assumption of continued operation as part of the Marine Harvest Group.

In June 2014, we announced the launch of the Consumer Products segment, resulting from the consolidation of VAP Europe and Morpol's operations. Consumer Products was reported as one segment from January 1, 2015. The impairment test at year-end 2015 has been performed on the new Consumer Products CGU.

KEY ASSUMPTIONS

The key assumptions used in the calculation of value in use are harvested volume, EBIT(DA)/margins, capital expenditure, discount rates and the residual growth rates. Please see the table below for a summary of the key assumptions for each CGU.

Harvest volume

Harvested volume is based on the fish currently being held at sea, stocking plans for each unit and forecasted figures for sea water growth and mortality.

EBIT(DA)/Margins

The key profit target for salmon farming and sales is EBIT per kilogram, while value-added operations are measured in terms of EBIT/EBITDA in % of sales. EBIT per kilogram is highly volatile due to fluctuations in the price of salmon. Costs can under normal circumstances be forecast with a relatively high level of accuracy. As Marine Harvest has entered into long-term sales contracts for a proportion of the volume to be harvested in 2016, the margin for 2016 can be forecast with a higher level of accuracy than the margin for the years beyond (2017-2020).

Capital expenditure

In the five-year forecast period, the capital expenditure necessary to meet the expected growth in revenue and profit is taken into consideration. Consistent with the Group’s plan, the capital expenditure level for 2016 is high to further grow the operations. Beyond 2016, capital expenditures are aligned with growth and replacement plans. Capital expenditure to comply with current laws and regulations has been included. Capital expenditure related to committed and approved efficiency improvement programs has also been included to support the inclusion of the benefits in the applied margin.

Changes in applicable laws and regulations may affect future estimated capital expenditure needs; this is not reflected in the figures used in the impairment test. Beyond the forecast period, capital expenditure will in general equal depreciation and relate to maintenance investments. The capital expenditure per year in the forecast period is approximately NOK 1 800 million, following a plan to develop freshwater and processing operations to capitalize on the market conditions going forward.

Discount rate

The discount rates are based on the Weighted Average Cost of Capital (WACC) methodology. The cost of equity is based on Capital Asset Pricing Model (CAPM). The cost of debt is based on the risk-free rate in the applicable country. In the model, a five-year average of the ten-year risk-free rate has been used. Calculation of the final discount rates (WACC) also takes into account market risk premium, debt risk premium, gearing and beta value. In the calculations, the Group has applied estimated cash flows before tax and the corresponding discount rates before tax.

Residual growth rates

Growth after the five-year forecast period has in general been set independently for each cash generating unit based on the five year average historic inflation rate. The maximum growth rate applied beyond the forecast period is 1.6%. This is lower than the expected growth rates in the first five years and lower than the historic growth rate in salmon demand.

Farming Chile

2015 was a challenging year for the Chilean salmon industry. Price development in the US market has been unfavorable, in addition to a weakening market in Brazil. The biological situation has been challenging due to high volumes in sea. In order to improve the biological situation, Marine Harvest has reduced smolt stocking. Other companies in the Chilean salmon industry have also reduced smolt stocking. This has resulted in a 17 % decline of smolt stocking in the last four months of 2015 compared to the same period in 2014.

Lower biomass in the time ahead is expected to improve the biology and tighten the market balance. These are decisive factors to regain profitability for the Chilean salmon industry. We expect that 2016 will also be a challenging year in Chile, but the effects of the improvements will most likely become visible during 2017 and onwards. When the biological situation improves, Marine Harvest can benefit from its unused production capacity. We see Chile as an area for growth in the future.

As the increase in production in Chile will take time, we have expanded the cash flow forecast period from five years to nine years, according to IAS 36.33b.

The results of the impairment testing are also supported by values indicated by recent market transactions in Chile from the autumn of 2014 to the end of 2015.

For the Farming Chile CGU, the recoverable amount exceeds the carrying amount by NOK 179 million. With regards to sensitivity of the calculation of Farming Chile, a 0,5% percentage point change in the WACC would bring the recoverable amount in line with the carrying value, whilst a 1,0% percentage point change in the WACC would bring the recoverable amount lower than the carrying value of the CGU.

In addition, we have performed sensitivity of the EBIT and harvest volume in the terminal value of the model. A 10 % decrease of the volume or the EBIT on the terminal value would bring the recoverable amount in line with the carrying value.

SENSITIVITY

With regard to the assessment of recoverable amount, the Group is of the view that no reasonably likely change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable amount for any of the CGUs except for CGU Farming Chile as explained above.

ASSUMPTIONS

	Harvest tonnes GWE	CAGR 1) Volume		WACC before tax			Residual value growth
CASH GENERATING UNITS	2015	2015-2020	2016-2020	2015	2014	2013	2015	2014	2013
Marine Harvest Norway Farming	254,751	6.2%	6.8%	10.3%	10.2%	8.0%	1.6%	1.6%	1.8%
Marine Harvest Chile Farming	62,482	0.3%	3.4%	11.6%	8.9%	8.5%	1.4%	1.6%	1.6%
Marine Harvest Canada Farming	40,112	7.4%	7.5%	10.0%	9.5%	8.1%	1.6%	1.7%	1.5%
Marine Harvest Scotland Farming	50,144	12.5%	14.2%	9.6%	9.3%	8.4%	1.6%	1.6%	1.8%
Marine Harvest Ireland Farming	9,736	8.8%	12.6%	11.3%	11.4%	8.5%	1.6%	1.6%	1.8%
Marine Harvest Faroes Farming	2,923	33.8%	6.5%	13.6%	8.1%	8.0%	1.4%	1.6%	1.8%
Marine Harvest Consumer Products	—	—%	—%	10.8%	11.8%	8.1%	0.9%	1.0%	1.2%
Marine Harvest Asia	—	—%	—%	9.8%	9.3%	8.0%	1.6%	1.6%	1.8%
Marine Harvest USA sale and smoked	—	—%	—%	11.3%	10.4%	8.5%	1.4%	1.6%	1.6%
Marine Harvest Fish Feed	—	—%	—%	9.8%	9.7%	na	1.6%	1.6%	na
Total	420,148	6.8%	7.6%

1) CAGR: Compound Annual Growth Rate; The year-on-year growth rate over a specified period of time

Please see table below for an overview of the CGU's with allocated intangible assets as of December 31, 2015, 2014, and 2013

(NOK MILLION)	GOODWILL			LICENSES
CASH GENERATING UNITS	2015	2014	2013	2015	2014	2013
Marine Harvest Norway Farming	1,587.5	1,607.5	1,591.0	3,625.4	3,645.8	3,219.4
Marine Harvest Scotland Farming	—	—	—	675.9	542.3	455.9
Marine Harvest Canada Farming	25.6	25.6	23.0	508.2	509.5	456.6
Marine Harvest Chile Farming	—	—	—	2,270.4	1,738.6	1,407.6
Marine Harvest Ireland Farming	—	—	—	21.3	20.0	18.6
Marine Harvest Faroes Farming	—	—	—	62.7	58.8	54.8
Marine Harvest Consumer Products	871.6	783.7	761.0	—	—	423.2
Marine Harvest Group	2,484.7	2,416.9	2,374.9	7,163.8	6,514.9	6,036.1

NOTE 9—INTANGIBLE ASSETS

SPECIFICATION OF INTANGIBLE ASSETS

2015 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	Goodwill	Licenses	Other intangible assets	Total
Acquisition cost as of 01.01	4,911.1	7,211.8	367.4	12,490.3
Additions in the year as a result of acquisitions	—	187.5	—	187.5
Additions in the year	—	25.0	44.5	69.5
Reclassification	—	5.8	73.3	79.1
Disposals / scrapping in the year	—	-5.4	-0.1	-5.5
Foreign currency adjustments	202.4	437.9	30.8	671.0
Total acquisition cost as of 31.12	5,113.5	7,862.6	515.9	13,492.0
Accumulated amortization and impairment losses as of 01.01	2,494.3	696.9	200.8	3,392.0
Amortization in the year	—	—	30.2	30.2
Impairment losses in the year	—	—	1.9	1.9
Reclassification	3.0	—	-2.5	0.5
Accumulated amortization and impairment losses on disposals	—	—	-0.1	-0.1
Foreign currency adjustments	131.6	1.9	20.6	154.1
Total accumulated amortization and impairment losses as of 31.12	2,628.9	698.8	250.9	3,578.6
Total carrying amount as of 31.12	2,484.7	7,163.8	265.0	9,913.4
Estimated lifetime			3- 25 years
Depreciation method			Linear

2014 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	Goodwill	Licenses	Other intangible assets	Total
Acquisition cost as of 01.01	4,702.4	6,729.3	362.4	11,794.2
Additions in the year as a result of acquisitions	0.9	23.2	—	24.1
Additions in the year	—	—	1.0	1.0
Reclassification	—	18.3	-18.3	—
Disposals / scrapping in the year	—	—	-1.2	-1.2
Divestments	-6.0	—	-10.9	-16.9
Foreign currency adjustments	213.8	440.9	34.3	689.0
Total acquisition cost as of 31.12	4,911.1	7,211.8	367.4	12,490.3
Accumulated amortization and impairment losses as of 01.01	2,327.5	693.2	174.0	3,194.7
Amortization in the year	—	—	11.9	11.9
Impairment losses in the year	—	—	0.4	0.4
Reclassification	1.5	1.5	-3.0	—
Accumulated amortization and impairment losses on disposals	—	—	-0.5	-0.5
Divestments	-3.8	—	—	-3.8
Foreign currency adjustments	169.1	2.2	18.0	189.3
Total accumulated amortization and impairment losses as of 31.12	2,494.3	696.9	200.8	3,392.0
Total carrying amount as of 31.12	2,416.9	6,514.9	166.5	9,098.3

2013 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	Goodwill	Licenses	Other intangible assets	Total
Acquisition cost as of 01.01	4,371.5	6,124.3	259.1	10,754.9
Additions in the year as a result of acquisitions	190.1	422.4	80.6	693.2
Additions in the year	—	—	16.6	16.6
Disposals / scrapping in the year	—	—	-17.3	-17.3
Foreign currency adjustments	140.8	182.7	23.4	346.8
Total acquisition cost as of 31.12	4,702.4	6,729.3	362.4	11,794.2
Accumulated amortization and impairment losses as of 01.01	2,256.0	688.9	144.9	3,089.8
Amortization in the year	—	—	11.8	11.8
Accumulated amortization and impairment losses at the time of acquisition	—	—	12.6	12.6
Impairment losses in the year	3.1	—	2.8	5.9
Reclassification	—	3.6	-3.6	—
Accumulated amortization and impairment losses on disposals	—	—	-7.5	-7.5
Foreign currency adjustments	68.4	0.7	12.9	82.0
Total accumulated amortization and impairment losses as of 31.12	2,327.5	693.2	174.0	3,194.7
Total carrying amount as of 31.12	2,374.9	6,036.1	188.4	8,599.5

SPECIFICATION OF SEAWATER LICENSES
COUNTRY	Number of licenses/tenures (seawater only)	Number of licenses/tenures in use (seawater only)	Duration	Total current production capacity HOG (T tonnes), full utilization	Other limitations
Marine Harvest Norway	225.3	225.3	Perpetual	225-280	MAB limitation per license
Marine Harvest Chile	193	30-40	Perpetual/25 years	120-130
Marine Harvest Scotland	89	44	Perpetual	64	MAB limitation per license
Marine Harvest Canada	49	41	Perpetual	45	MAB limitation per license
Marine Harvest Ireland	26	26	License regime under review	10	One license in 2015 had extra 1.75 T tonnes of capacity. License regime in Ireland is under review, and MAB limitations may be outcome of this review.
Marine Harvest Faroe Islands	4	3	12 years	14	Total capacity is 14 T tonnes over a two year cycle. Production in 2014 and 2015 combined was at full capacity. One new license to be put in use in 2016.

UNIT	Total current production capacity HOG (T tonnes), full utilization	Harvest volume 2015 (salmon only)	Utilization based on production capacity	Book value (MNOK)1)	Book value per production volume (2015)
Marine Harvest Norway	225-280	254.8	91% - 100%	3,625.4	14.2
Marine Harvest Chile	120-130	62.5	48% - 52%	2,270.4	36.3
Marine Harvest Scotland	64	50.1	78%	675.9	13.5
Marine Harvest Canada	45	40.1	89%	508.2	12.7
Marine Harvest Ireland	10	9.7	97%	21.3	2.2
Marine Harvest Faroe Islands	14	2.9	21%	62.7	21.6
Total		420.1		7,163.8	17.1
1) Book value includes freshwater licenses in addition to seawater licenses

The recognized value of our fish farming licenses in our Statement of Financial Position was NOK 7,163.8 million and NOK 6,514.9 million at December 31, 2015 and 2014 respectively. Measured in NOK per kilogram salmon harvested the values were NOK 17.1 and NOK 15.5 respectively. The increase is mainly due to the acquisition of Acuinova licenses in Chile. In Chile we have significant unused license capacity and we estimate our production capacity to be in the area of 120,000 to 130,000 tonnes of salmon gutted weight which is approximately two times the volume harvested in 2015. In other Business Units, our current harvest volumes are closer to the capacity under the current operating regime. The size of the smolt put to sea influences the production capacity of our sea water operations in the jurisdictions where maximum allowed biomass (MAB) regulations are applied. Bigger smolts will result in increased harvest per license in these regimes. We are currently in the process of increasing our smolt capacity to allow for production of bigger smolt.

In June 2015, the Norwegian government announced a 5% expansion opportunity for all existing sea water licenses contingent on strict biological conditions being satisfied. Marine Harvest has decided to acquire a 5% increase in the maximum allowed biomass for 15 licenses in Region South. The cost of the increase is NOK 1 million per license. We are evaluating whether to utilize this expansion opportunity in other parts of Norway. For more information, please see Notes 6 and 8.

NOTE 10—PROPERTY PLANT AND EQUIPMENT

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2015

(NOK MILLION)	PROPERTY	PLANT & MACHINERY	TRANSPORT	NET, PENS & MOORINGS	OTHER TANGIBLE (1)	TOTAL
Acquisition cost as of 01.01	4,603.0	8,354.9	1,327.7	2,825.1	1,494.9	18,605.6
Additions in the year	11.9	71.6	1.6	—	1,807.0	1,892.1
Reclassification	626.1	585.0	284.3	379.0	-1,940.6	-66.2
Transfers held for sale	-7.8	—	—	—	—	-7.8
Disposals / scrapping in the year	-145.2	-371.7	-28.9	-291.9	-37.8	-875.5
Divestments	-12.8	-20.2	—	—	-4.4	-37.4
Foreign currency adjustments	298.7	586.8	20.3	212.2	98.6	1,216.7
Total acquisition cost as of 31.12	5,373.9	9,206.4	1,605.0	3,124.5	1,417.7	20,727.5
Accumulated depreciation and impairment losses as of 01.01	1,989.5	5,733.2	653.2	1,500.1	472.4	10,348.5
Depreciation in the year	192.0	564.3	106.8	325.4	33.5	1,221.9
Impairment losses and reversal of previous write-downs in the year	23.7	26.1	0.5	4.7	4.0	58.9
Reclassification	4.7	-94.7	85.2	24.3	-16.6	3.0
Accumulated depreciation and impairment losses on disposals	-133.9	-363.8	-27.2	-289.6	-28.7	-843.2
Divestments	-4.4	-14.4	—	—	-3.1	-21.9
Foreign currency adjustments	114.0	446.0	14.6	93.7	45.8	714.0
Total accumulated depreciation and impairment losses as of 31.12	2,185.6	6,296.6	833.1	1,658.6	507.3	11,481.1
Total carrying amount as of 31.12	3,188.4	2,909.8	771.9	1,466.0	910.4	9,246.4
Estimated lifetime	0-20 years	5-20 years	5-20 years	5-20 years	3-5 years
Depreciation method	Linear	Linear	Linear	Linear	Linear
(1)  Other tangible includes prepayments regarding property, plant and equipment.

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2014

(NOK MILLION)	PROPERTY	PLANT & MACHINERY	TRANSPORT	NET, PENS & MOORINGS	OTHER TANGIBLE (1)	TOTAL
Acquisition cost as of 01.01	3,634.1	7,124.1	1,273.8	2,176.8	1,684.3	15,893.1
Acquisition through business combinations	206.9	100.1	3.2	122.1	4.2	436.6
Additions in the year	22.3	95.2	10.9	2.6	1,615.0	1,746.0
Capitalized interest	—	—	—	—	3.8	3.8
Reclassification	603.9	743.2	85.1	413.9	-1,892.0	-45.9
Disposals / scrapping in the year	-41.9	-149.6	-22.3	-26.5	-17.8	-258.2
Divestments	-109.7	-213.4	-49.6	-105.1	-1.2	-479.0
Foreign currency adjustments	287.4	655.3	26.6	241.4	98.6	1,309.4
Total acquisition cost as of 31.12	4,603.0	8,354.9	1,327.7	2,825.1	1,494.9	18,605.6
Accumulated depreciation and impairment losses as of 01.01	1,801.6	5,106.4	619.9	1,277.5	410.7	9,216.1
Depreciation in the year	144.3	465.0	81.8	225.1	38.8	955.0
Impairment losses and reversal of previous write-downs in the year	10.7	9.4	0.9	0.8	1.9	23.7
Reclassification	-5.7	-70.9	-0.7	6.2	25.1	-45.9
Accumulated depreciation and impairment losses on disposals	-26.4	-137.8	-20.3	-24.6	-17.7	-226.9
Divestments	-55.5	-154.8	-49.2	-105.1	-0.5	-365.1
Foreign currency adjustments	120.6	515.9	20.8	120.2	14.1	791.7
Total accumulated depreciation and impairment losses as of 31.12	1,989.5	5,733.2	653.2	1,500.1	472.4	10,348.5
Total carrying amount as of 31.12	2,613.6	2,621.7	674.5	1,325.0	1,022.5	8,257.2

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2013

(NOK MILLION)	PROPERTY	PLANT & MACHINERY	TRANSPORT	NET, PENS & MOORINGS	OTHER TANGIBLE (1)	TOTAL
Acquisition cost as of 01.01	2,504.5	5,463.8	1,033.8	1,853.6	821.4	11,677.0
Acquisitions through business combinations	648.3	1,074.7	43.5	-20.3	190.7	1,937.0
Additions in the year	32.6	140.1	3.1	0.2	1,788.4	1,964.4
Capitalized interest	—	—	—	—	11.3	11.3
Reclassification	272.2	298.8	192.9	397.6	-1,161.5	—
Disposals / scrapping in the year	-37.9	-258.6	-13.7	-136.0	-17.3	-463.5
Foreign currency adjustments	214.4	405.3	14.2	81.7	51.2	766.8
Total acquisition cost as of 31.12	3,634.1	7,124.1	1,273.8	2,176.8	1,684.4	15,893.1
Accumulated depreciation and impairment losses as of 01.01	1,511.1	4,162.0	471.0	1,068.9	352.2	7,565.2
Accumulated depreciation at the time of acquisition through business combinations	102.4	580.3	39.7	14.7	45.9	783.0
Depreciation in the year	107.6	359.1	71.1	190.7	22.3	750.8
Impairment losses and reversal of previous write-downs in the year	40.4	18.0	—	0.4	—	58.8
Reclassification	-25.7	-69.8	39.9	83.4	-27.8	—
Accumulated depreciation and impairment losses on disposals	-26.3	-240.8	-13.3	-130.5	-8.6	-419.4
Foreign currency adjustments	92.0	297.7	11.5	49.8	26.8	477.8
Total accumulated depreciation and impairment losses as of 31.12	1,801.6	5,106.4	619.9	1,277.5	410.7	9,216.1
Total carrying amount as of 31.12	1,832.8	2,017.5	653.9	899.3	1,273.7	6,677.2

Sale of non-current assets

Non-current tangible assets have been sold during the year, and the net gain on the sale of assets amounts to NOK 7.5 million in 2015. The corresponding figures for 2014 are NOK 10.8 million and for 2013 NOK 6.3 million.

Impairment testing of non-current assets

Impairment tests for specific non-current assets are performed when there are indications of impairment. No such indicators were identified at year-end 2015.

Contracts

Marine Harvest has entered into significant contractual commitments for the acquisition of property, plant and equipment at year-end 2015. The commitments have been entered into in Marine Harvest Norway (NOK 213 million), Marine Harvest Faroes (NOK 83 million), Morpol (NOK 20 million) and Marine Harvest Feed (NOK 26 million).

NOTE 11—INTEREST-BEARING DEBT

(NOK MILLION)	2015	2014	2013
Non-current interest-bearing debt	3,140.3	3,772.7	3,932.9
Bond	1,244.2	1,241.7	1,239.4
Convertible bonds	5,894.8	5,654.7	2,537.9
Total non-current interest-bearing debt	10,279.3	10,669.1	7,710.2
Current interest-bearing debt	1.5	7.0	686.7
Total interest-bearing debt	10,280.8	10,676.1	8,396.9

Financing of the Marine Harvest Group is mainly carried out through the parent company Marine Harvest ASA. External financing is obtained by subsidiaries only if this is optimal for the Group. Marine Harvest complied with its covenants at the end of 2015.

The following programs are the main sources of financing for the Marine Harvest Group as of December 31, 2015:

 EUR 805 MILLION SYNDICATED CREDIT FACILITY
The Group has a syndicated revolving credit facility with an original limit of EUR 555 million. In 2015 the Group decided to exercise an accordion option to increase the facility by EUR 250 million to EUR 805 million. The terms of the increased facility are the same as for the original facility. The remaining amount of the accordion option is EUR 45 million. The facility has final maturity in November 2019.

The facility is available to Marine Harvest ASA and selected subsidiaries. In addition, part of the revolving credit facility may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and group companies.

The syndicated loan agreement sets forth a covenant on solidity (equity ratio), which must remain above 35% at all times. Furthermore, the ability of the Group to take on new debt is regulated by the loan agreement.

EUR 340 MILLION CONVERTIBLE BOND
In November 2015, Marine Harvest issued a convertible bond loan with a EUR 340 million principal. The loan carries a fixed coupon of 0.125% p.a., payable semi-annually. In the absence of prior conversion, the loan will mature in November 2020. There are no installments. The conversion share price at the end of 2015 was EUR 16.0887, representing an adjustment of the original conversion share price (EUR 16.2877) for dividends paid. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. From December 2018, Marine Harvest can, under certain market conditions, call the bond at par plus accrued interest. After receiving notice of such a call, bondholders may elect to exercise their conversion rights.

EUR 375 MILLION CONVERTIBLE BOND
In May 2014, Marine Harvest issued a convertible bond loan with a principal amount of EUR 375 million. The bonds have a fixed coupon of 0.875% p.a., payable semi-annually. In the absence of prior conversion, the loan will mature in May 2019. There are no installments. The conversion share price at the end of 2015 was EUR 10.1670, representing an adjustment of the original conversion share price (EUR 11.7476) for dividends paid. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. From June 2017, Marine Harvest can, under certain market conditions, call the bond at par plus accrued interest. After receiving notice of such a call, bondholders may elect to exercise their conversion rights.

NOK 1,250 MILLION BOND
In March 2013, Marine Harvest issued an unsecured bond with a principal amount of NOK 1,250 million. The bond issue carries a coupon of three month NIBOR plus 3.5% p.a., payable quarterly. The bond is repayable in 2018 with no interim installments. The bond is listed on the Oslo Stock Exchange.

CONVERTIBLE BONDS

	Statement of financial position				Statement of comprehensive income
(NOK MILLION)	Non-current interest- bearing debt	Conversion liability component 2013-bond	Conversion liability component 2014-bond	Conversion liability component 2015-bond	Net interest expenses	Net currency effects	Other financial items
Initial recognition
EUR 350 mill 2013-bond	2,267.1	378.0
EUR 375 mill 2014-bond	2,554.2		486.3
EUR 340 mill 2015-bond	2,657.0			483.8
Subsequent measurement 2013
Interest and currency	270.8				-92.7	-222.0
Change in fair value of conversion liability component		182.9					-182.9
Subsequent measurement 2014
Interest and currency	562.6				-235.7	-415.7
Change in fair value of conversion liability component		639.3	532.0				-1,171.3
Subsequent measurement 2015
Interest and currency	287.3				-188.8	-144.7
Change in fair value of conversion liability component		79.0	383.9	124.5			-587.3
Converted	-2,688.2	-1,273.7
Redeemed bond	-15.9	-5.5
Net recognized end of 2015	5,894.8	—	1,402.2	608.3

At initial recognition, the nominal value of the convertible bond was split into a liability component and a conversion liability component. The value of the liability component, classified as non-current interest-bearing debt, was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount, representing the value of the conversion liability component, was classified under other non-current financial liabilities.

On subsequent measurements the amortized interest is recognized as an interest expense and increases the carrying amount of the convertible bond. The conversion liability component is recognized at fair value using a valuation technique based on observable data.

NOTE 12—FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS IMPACT ON COMPREHENSIVE INCOME

(NOK MILLION	2015	2014	2013
Interest expenses	-259.6	-392.3	-510.2
Amortized interest cost	-156.9	-152.3	-130.1
Interest expenses	-416.5	-544.6	-640.2
Net currency effects on interest-bearing debt	78.3	-252.3	-528.5
Net currency effects on cash, trade receivables and trade payables	63.9	135.3	105.7
Gain/loss on short-term transaction hedges	-9.7	-233.1	46.6
Realized gain (loss) on long-term transaction hedges	-94.8	-38.3	64.5
Net currency effects	37.7	-388.4	-311.7
Interest income	10.8	30.3	25.0
Gain/loss on salmon derivatives non-operational	1.9	2.3	3.9
Change in fair value other financial instruments	-4.9	-108.9	46.3
Change in fair value conversion liability component of convertible bonds	-587.3	-1,171.3	-516.1
Change in fair value other shares	101.0	33.8	60.8
Dividends and gain (loss) on sales of other shares	22.0	9.0	134.9
Net other financial items	-17.3	-8.8	-7.1
Other financial items	-473.8	-1,213.7	-252.4
Total financial items	-852.6	-2,146.7	-1,204.3
Other comprehensive income
Cash flow hedges qualified for hedge accounting	-32.6	-46.6	-44.3

CASH FLOW HEDGING EQUITY RESERVE

(NOK MILLION)	2015	2014	2013
Cash flow hedging equity reserve as of 01.01	23.8	58.3	88.9
Change in fair value of cash flow hedges	-32.6	-84.9	13.5
Realized gain (loss) recycled through profit or loss	—	38.3	-57.8
Change in deferred tax	8.8	12.1	13.7
Cash flow hedging equity reserve as of 31.12.	—	23.8	58.3

The Group discontinued hedge accounting of both interest rate swaps and currency cash flow hedges in 2014, as they no longer qualified for hedge accounting. The cumulative gain on the hedged interest rate swaps that had been recognized in other comprehensive income was reclassified from equity to profit or loss in 2014, as it was no longer highly probable that the forecast transactions would occur. The cumulative gain on the currency cash flow hedges that had been recognized in other comprehensive income has been reclassified from equity to profit and loss, when the expected forecast transactions occurred. At the end of 2015 hedge accounting had no further effect on the equity reserve.

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION

	Financial assets and liabilities
December 31, 2015 (NOK million)	Loans and receivables, and liabilities, at amortized cost	Financial instruments at fair value through profit or loss	Cost	Financial derivatives qualified for hedge accounting	Non- financial assets and liabilities	Total
Non-current assets
Other non-current financial assets	—	—	4.0	—	—	4.0
Current assets
Trade receivables	3,926.2	—	—	—	—	3,926.2
Other receivables	833.9	—	—	—	426.5	1,260.3
Other current financial assets	—	280.2	—		—	280.2
Cash	688.7	—	—	—	—	688.7
Non-current liabilities
Non-current interest-bearing debt	-10,279.3	—	—	—	—	-10,279.3
Other non-current financial liabilities	—	-2,010.5	—		—	-2,010.5
Current liabilities
Current interest-bearing debt	-1.5	—	—	—	—	-1.5
Trade payables	-2,379.7	—	—	—	—	-2,379.7
Other current financial liabilities	—	-940.3	—		—	-940.3
Other current liabilities	-575.6	—	—	—	-875.3	-1,450.9
Total	-7,787.3	-2,670.6	4.0	—
Fair value	8,020.0	-2,670.6	4.0	—

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION

	Financial assets and liabilities
December 31, 2014 (NOK million)	Loans and receivables, and liabilities, at amortized cost	Financial instruments at fair value through profit or loss	Cost	Financial derivatives qualified for hedge accounting	Non- financial assets and liabilities	Total
Non-current assets
Other non-current financial assets	—	159.0	7.1	—	—	166.1
Current assets
Trade receivables	3,360.2	—	—	—	—	3,360.2
Other receivables	627.4	32.0	—	—	224.0	883.4
Other current financial assets	—	227.1	—	—	—	227.1
Cash	1,408.3	—	—	—	—	1,408.3
Non-current liabilities
Non-current interest-bearing debt	-10,669.1	—	—	—	—	-10,669.1
Other non-current financial liabilities	—	-2,218.6	—	—	—	-2,218.6
Current liabilities
Current interest-bearing debt	-7.0	—	—	—	—	-7.0
Trade payables	-2,039.2	—	—	—	—	-2,039.2
Other current financial liabilities	—	-810.4	—	—	—	-810.4
Other current liabilities	-993.0	—	—	—	-801.2	-1,794.2
Total	-8,312.4	-2,610.9	7.1	—
Fair value	-8,755.2	-2,610.9	7.1	—

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION

	Financial assets and liabilities
December 31, 2013 (NOK million)	Loans and receivables, and liabilities, at amortized cost	Financial instruments at fair value through profit or loss	Cost	Financial derivatives qualified for hedge accounting	Non- financial assets and liabilities	Total
Non-current assets
Other non-current financial assets	—	125.2	6.9	—	—	132.1
Current assets
Trade receivables	3,191.4	—	—	—	—	3,191.4
Other receivables	673.2	—	—	—	283.2	956.4
Other current financial assets	—	130.1	—	—	—	130.1
Cash	606.2	—	—	—	—	606.2
Non-current liabilities
Non-current interest-bearing debt	-7,710.2	—	—	—	—	-7,710.2
Other non-current financial liabilities	—	-691.7	—	-163.6	—	-855.3
Current liabilities
Current interest-bearing debt	-686.7	—	—	—	—	-686.7
Trade payables	-2,232.6	—	—	—	—	-2,232.6
Other current financial liabilities	—	-17.1	—	-64.9	—	-82.2
Other current liabilities	-717.6	—	—	—	-675.9	-1,393.3
Total	-6,876.3	-453.5	6.9	-228.5
Fair value	-7,056.5	-453.5	6.9	-228.5

There has not been any reclassification between the categories of financial assets or liabilities in 2015, 2014 or 2013 except for financial instruments qualified for hedge accounting in 2014. Details regarding the criteria for recognition and the basis for measurement of each class of financial instrument are disclosed in note 2 Significant accounting principles.

OTHER CURRENT FINANCIAL ASSETS

(NOK MILLION)	2015	2014	2013
Market value of financial instruments	259.4	187.4	100.5
Currency hedges	20.8	39.7	29.6
Other current financial assets as of 31.12	280.2	227.1	130.1

OTHER CURRENT FINANCIAL LIABILIIES

(NOK MILLION)	2015	2014	2013
Currency hedges	202.5	145.9	65.5
Interest rate swaps	737.8	664.5	16.7
Other current financial liabilities as of 31.12	940.3	810.4	82.2

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments carried at amortized cost
With the exception of the EUR 340 million and EUR 375 million convertible bonds, the Group considers that the carrying amount of financial assets and liabilities recognized at amortized cost in the financial statements approximates their fair value. See note 11 for further information regarding convertible bonds.

Fair value measurements recognized in the statement of financial position

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy of three different levels based on the degree to which the fair value is observable:

Level 1: fair value determined directly by reference to published quotations.

Level 2: fair value estimated using a valuation technique based on observable data.

Level 3: fair value estimated using a valuation technique based on unobservable data.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

		31.12.2015			31.12.2014			31.12.2013
(NOK million)	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS MEASURED AT FAIR VALUE
Financial assets to fair value through profit or loss:
Other non-current financial assets	22	—	—	—	153.4	—	5.6	119.1	—	6.1
Other financial instruments		259.4	—	—	187.4	32.0	—	72.1	28.4	—
Current currency hedges		—	20.7	—	—	39.7	—	—	29.6	—
LIABILITIES MEASURED AT FAIR VALUE
Financial liabilities to fair value through profit or loss:
Conversion liability component of convertible bond	11	—	-2,010.5	—	—	-2,218.6	—	—	—	-560.9
Interest rate swaps		—	-737.8	—	—	-664.5	—	—	132.5	—
Current currency hedges		—	-202.5	—	—	-145.9	—	—	-15.6	—
Financial derivatives qualified for hedge accounting		—	—	—	—	—	—	—	-228.5	—
BONDS AT AMORTIZED COST, FAIR VALUE		—	-7,371.6	—	—	-7,339.0	—	—	—	4,518.4

The fair value of the conversion liability component of the EUR 340 million and EUR 375 million convertible bonds is determined as the difference between a) the market value of the convertible bond, and b) the DCF-value of the convertible bond using a market interest rate for an equivalent, non-convertible bond. This is a change compared to 2013 when the conversion liability component was calculated using a Black Scholes model. The own nonperformance risk as at December 31, 2015 was assessed to be insignificant.

The change caused a transfer from Level 3 to Level 2 in the hierarchy in 2014. See note 11 for further details.

There were no transfers between the levels in 2015.

Shares listed on the Oslo Stock Exchange are valued at quoted prices. Other shares are primarily valued on level 3 at cost. See note 22 for further details.

NOTE 13—CAPITAL MANAGEMENT AND RISK MANAGEMENT

LEVERAGE AND CAPITAL ACCESS

Leverage and capital access, ie. capital management, refers to the process of acquiring and utilizing capital in the most efficient manner compared to the available alternatives. The primary objective of the Group’s capital management is to ensure access to the capital required for satisfactory operations and maximum generation of shareholder values. The Group manages its capital structure and makes adjustments in light of changes in the underlying economic conditions. Access to borrowed capital is continuously monitored and the Group has a continuous dialog with its lenders. The syndicated loan facility sets forth an equity ratio as the only financial covenant. The remaining portfolio of interest-bearing debt does not include more restrictive financial covenants. Marine Harvest complied with the covenant in its loan agreements during and at the end of 2015. Details relating to the main loan programs in the Group are described in note 11.

Marine Harvest intends to maintain an equity base appropriate for the characteristics of the operations, taking into consideration that fish farming is a cyclical business. Capital not deemed necessary for further growth will be returned to shareholders as dividends or the repurchase of shares. At year-end 2015, Marine Harvest had equity of NOK 18,187 million, while its equity ratio, defined by equity/total assets, 45.2%. Net interest-bearing debt, defined as total interest-bearing debt less cash was NOK 9,592 million at year-end. The Board of Directors of Marine Harvest ASA considers the Group's equity to be appropriate for the scale of the operation.

A dividend policy has been resolved by the Board of Directors. The policy states that:

•	The quarterly dividend level shall reflect the present and expected future cash-flow generation of the Group.

•	To this end, a target level for net interest-bearing debt is determined, reviewed and updated on a regular basis.

•	When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends.

The Board of Directors has further adopted guidelines targeting quarterly dividend distribution, whereby each dividend proposal shall be dimensioned with a view to managing net interest-bearing debt around a target level. The target level is set at EUR 1,050 million, dimensioned relative to the scope of the Group’s operations.

The Board of Directors of Marine Harvest ASA has been authorized by the Annual General Meeting in June 2015 to:

•	Purchase shares in the Company up to a maximum total nominal value of NOK 337,564,239, which equals approximately 10% of the share capital.

•	Increase the Company’s share capital through issuance of new shares with an aggregate nominal value of up to NOK 337,564,239.

•
Raise convertible bond loans with a maximum par value of NOK 3,200 million, convertible into a maximum number of new shares equivalent to a total nominal value of NOK 480 million. This authorization was utilized in October 2015 in relation to the issuance of a EUR 340 million convertible bond loan.

•	Distribute dividends, up to an aggregate amount of NOK 5 billion, based on the Company’s annual accounts for 2014, including distribution in the form of repayment of paid-in capital.

The Group’s principal financial liabilities, other than loans, consist of convertible and non-convertible bonds, derivatives and trade payables. These financial liabilities constitute the majority of the Group’s third-party financing. The Group holds financial assets such as trade receivables, cash and shares.

The Group uses financial derivatives, mainly currency forward contracts, interest rate swaps and financial salmon futures. The purpose of these derivatives is to manage the interest rate, currency and salmon price risks arising from the operations of the Group. With the exception of financial salmon futures, no trading activities in financial instruments are undertaken. On a selective basis, the Group also enters into other financial derivatives, such as equity forward contracts. Marine Harvest ASA has entered into such contracts relating to shares in Grieg Seafood.

Details regarding significant accounting policies for financial assets and liabilities are disclosed in note 2 Significant accounting policies.

FINANCIAL RISK MANAGEMENT

The Group monitors and manages the financial risks arising from its operations. These include currency risks, interest rate risk, credit risk and price/liquidity risk.

The Group seeks to manage these risks through operational measures or (where such measures are not available) through the use of financial derivatives.

A policy on the management of these risks has been approved by the Board of Directors. The policy includes principles for currency risk, interest rate risk, price risk, the use of financial instruments and other operational means as well as limits on the maximum and minimum levels of these exposures.

CURRENCY RISK

In the Marine Harvest Group, several Business Units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side. To mitigate potential fluctuation effects on its cash flows, the Group maintains a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of Marine Harvest’s units, the Group has defined a hedging strategy. According to the hedging strategy, units located in the following regions generate cash flow in currencies (main hedging currencies) according to the table below.

Norway     EUR
Chile    USD
Canada    USD
Scotland    GBP
Ireland    EUR
The Faroe Islands    EUR
VAP and Morpol (Consumer Products)    EUR
Asia    USD
Cold Water Species    NOK

For some units the main hedging currency is different from its functional currency.

Transaction exposures arise from firm commitments made to transact in a currency different from the main hedging currency. The transaction exposure depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as transaction hedges.

By hedging transaction exposures, each business unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged with respect to this currency.

Further exposures arise from structural imbalances between the main currencies on the revenue side and those on the expense side. These imbalances are predominantly the result of production taking place in a country different from where the product is sold. Due to their structural nature, these exposures are of a longer duration than transaction exposures and are therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item, and the actual currency in which transactions are invoiced is of lesser importance.

The Marine Harvest Group normally has a net positive cash flow exposure to EUR, GBP, USD and JPY and a net negative cash flow exposure to NOK, CAD and CLP. To hedge Group cash flows against exchange rate fluctuations Marine Harvest has a policy for long-term hedging of the most predominant net exposures. The Group currently hedges up to 30% of its’ underlying exposure between EUR and NOK and between USD and CAD with a horizon of two years.

As of December 31, 2015, the Group held a portfolio of currency hedging instruments against third party counterparts with a total contract value of NOK 6 720 million. The portfolio had a net negative market value of NOK 181.8 million.

Currency exposure in the statement of financial position

As a consequence of the Group’s net cash flows being generated in EUR, GBP and USD, the interest-bearing debt should reflect this currency structure. On December 31, 2015, the portfolio was in line with policy.

CURRENCY STRUCTURE OF NET INTEREST-BEARING DEBT

As of December 31, 2015 net interest-bearing debt had the following currency structure:

(NOK MILLION)	NOK	USD	EUR	GBP	JPY	DKK	CAD	PLN	Other	Total
Cash and cash equivalents	302.6	143.6	80.7	-62.7	66.9	27.1	24.4	43.4	62.7	688.7
Current interest-bearing debt	—	—	—	1.5	—	—	—	—	—	1.5
Non-current interest-bearing debt	1,211.7	2,301.0	6,327.0	439.3	—	—	—	—	0.3	10,279.3
Net interest-bearing debt	909.1	2,157.4	6,246.3	503.5	-66.9	-27.1	-24.4	-43.4	-62.4	9,592.1

The carrying amount of interest-bearing debt has been reduced by NOK 48.1 million in transaction costs. With the exception of the EUR 340 million and EUR 375 million convertible bonds, there are no significant differences between the carrying amount and the fair value of non-current interest-bearing debt and leasing. Details related to the EUR 340 million and EUR 375 million convertible bonds and a significant part of the non-current debt are described in note 11.

SENSITIVITY ANALYSIS—CHANGE IN EXCHANGE RATES

On the basis of financial positions and currency hedges in existence as of December 31, 2015, the effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated:

CURRENCY PAIR (NOK MILLION)	EUR/NOK	USD/NOK	GBP/NOK	JPY/NOK	USD/CAD
Effect in NOK million of a 10% increase in the value of	NOK	NOK	NOK	NOK	CAD
Financial items	975.6	-349.1	-0.3	-42.4	53.3

INTEREST RATE RISK

Marine Harvest ASA shall hedge the Group’s long-term interest-bearing debt by currency, including external interest-bearing debt and leasing in the parent company or subsidiaries, with fixed-interest or interest-rate derivatives. The interest-rate hedges shall cover 70-100% of the debt in the first four years and 0-60% of the debt in the subsequent five years. All interest-rate hedging shall be undertaken by the parent company. At year-end 2015 the Group had a portfolio of interest swaps with a net negative market value of NOK 737.8 million after a decrease in market value during 2015 of NOK 73.3 million, recognized through profit and loss.

The portfolio held at the end of 2015, will ensure the payment of the following weighted fixed rates against receipt of three- month Euribor/Libor for each of the following currencies and periods:

NOMINAL AMOUNT OF INTEREST RATE SWAPS AND WEIGHTED AVERAGE FIXED RATE

(MILLION)	EUR		USD		GBP
	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE
Until March 2016	41.0	1.26%	123.0	1.98%	34.0	2.48%
March 2016 - March 2017	166.5	2.12%	151.0	2.91%	34.0	3.04%
March 2017 - March 2018	283.0	2.55%	138.5	3.12%	34.0	3.13%
March 2018 - March 2019	546.0	3.26%	138.5	3.21%	34.0	3.13%
March 2019 - March 2020	970.5	3.27%	167.5	2.93%	34.0	3.13%
March 2020 - March 2021	380.0	2.13%	78.3	2.31%	23.5	2.83%
March 2021 - March 2022	380.0	2.20%	78.3	2.31%	23.5	2.83%
March 2022 - March 2023	—	—%	60.0	4.13%	—	—%

Market value as of 31.12.2015	(NOK MILLION)
EUR	-622.3
USD	-79.6
GBP	-35.9
Total	-737.8

A 0.50% point parallel increase in all relevant yield curves will cause a NOK 187 million increase in the market value. This change would be recognized through profit and loss. In addition, the fixed-rate coupon on the convertible bonds as described in note 11 is part of the hedging of interest rate risk in the Group.

CREDIT RISK

The Group trades only with recognized, credit worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a rule the Group’s trade receivables are fully credit insured. The Group monitors its exposure to individual customers closely, and is not substantially exposed in relation to any individual customer or contractual partner as of December 31, 2015. The maximum exposure is disclosed in note 17.

The Group only enters into derivative transactions with counterparties that have an established business relationship to the Group.

PRICE/LIQUIDITY RISK

The Group continuously monitors liquidity and estimates expected liquidity development on the basis of budgets and monthly updated forecasts from the units. Marine Harvest’s financial position and development depend significantly on development in the spot price for salmon, and these prices have historically been volatile. As such, Marine Harvest is exposed to movements in supply and demand for salmon. Marine Harvest has to some extent mitigated its exposure to spot prices by entering into bilateral fixed-price/volume contracts with its customers. The hedging rate has normally varied between 20% and 50% of Marine Harvest’s sold volume and the duration of the contracts has typically been three to twelve months. To a limited extent such contracts have been entered into with durations of more than twelve months. Furthermore, Marine Harvest reduces its exposure to spot price movements through the feed segment and value-added processing activities. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

Marine Harvest’s aim is to maintain a balance between long-term financing and flexibility by using credit facilities, new borrowings and bonds.

MATURITY PROFILE OF THE FINANCIAL LIABILITIES AND DERIVATIVES BASED ON CONTRACTUAL UNDISCOUNTED PAYMENTS, INCLUDING INTEREST

(NOK MILLION)	Carrying amount	Contractual cash flows	Within 1 year	1 -2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities
Syndicated loan	-3,129.4	-3,341.5	-44.3	-44.3	-3,252.9	—
Convertible bonds	-5,900.2	-6,990.3	-35.6	-35.6	-6,919.2	—
Unsecured bond	-1,246.9	-1,381.5	-57.3	-57.3	-1,267.0	—
Leasing debt	-11.4	-11.4	-4.4	-3.0	-3.9	—
Trade payables and other liabilities	-2,382.5	-2,382.5	-2,380.4	-0.7	-1.5	—
Derivative financial liabilities
Conversion liability component	-2,010.5	—	—	—	—	—
Interest rate swaps	-737.8	-1,006.7	-65.5	-105.6	-687.8	-147.8
Cash flow hedges	-179.0	-143.3	-97.1	-46.3	—	—
Transaction hedges	-20.1	-20.8	-20.3	-0.5	—	—
Total financial liabilities	-15,617.9	-15,278.0	-2,704.7	-293.2	-12,132.3	-147.8

NOTE 14—REMUNERATION

SALARY AND PERSONNEL EXPENSES

(NOK MILLION)	2015	2014	2013
Salaries	-2,713.6	-2,367.7	-1,766.1
Cash bonuses	-161.3	-141.1	-131.0
Social security taxes	-378.2	-347.7	-316.6
Pension expenses	-92.9	-76.3	-65.5
Share price based bonus	-30.6	-12.6	-65.1
Temporary labor	-302.0	-271.3	-238.8
Other benefits	-146.9	-104.1	-91.1
Total salary and personnel expenses	-3,825.5	-3,320.9	-2,674.3
Average number of employees	12,084	11,195	8,533

At year-end 2015 there were 12,454 full time employees in the Group.

REMUNERATION TO KEY MANAGEMENT PERSONNEL

(NOK MILLION)	2015	2014	2013
Salaries and other short-term employee benefits	30.3	28.7	18.9
Post-employment benefits	2.6	2.8	2.6
Share based payments	—	7.4	12.5
Total remuneration to key management	32.9	38.9	34.0

SHARE PRICE BASED BONUS SCHEME AND SHARE OPTION SCHEME FOR SENIOR EXECUTIVES

Marine Harvest Group has a share price based bonus scheme for key employees.

OUTSTANDING OPTIONS PER ALLOTMENT	2015-allotment of Call Options	2014-allotment of Call Options	2013-allotment of Call Options	2012-allotment of Call Options
Distributed options	1,475,000	1,500,000	1,520,000	1,550,000
Forfeited options	—	-100,000	-200,000	-250,000
Dividend adjustment	37,195	109,450	285,566	281,239
Execution	—	—	—	—
Total options outstanding at year end	1,512,195	1,509,450	1,605,566	1,581,239
Strike price December 31 2015	97.9490	82.6556	46.3689	28.6928
Number of employees in the scheme at year end	17	16	17	14

SHARE OPTION SCHEME—SENIOR EXECUTIVES
The Share-Price-Based Bonus Scheme comprises annual allocations by the Board of Directors of a number of European call options with a strike price of 107.5% of the share price of Marine Harvest’s shares at the date of the annual general meeting authorizing allocations under the scheme. The options have a term of four years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company. If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option. The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Group on the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in equity capital during the term of the option in accordance with Oslo Stock Exchange derivative rules (A.2.2.8(1)b). Total profit through the exercise of the option in a year is capped at two years’ salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly. Following the 2015 annual general meeting (the "AGM"), the Board of Directors allocated 1.475 million options with a strike price corresponding to 107.5% of the volume-weighted average share price on the OSE on the day of the AGM (NOK 100.4191) to a total of 17 individuals.

Eligibility to the senior executive share option scheme is limited to: Group CEO, other Group Executives and management and key experts of business areas, subsidiaries and group functions, based on the following criteria:

1.	the position and individual is important in realizing the Marine Harvest Group ambitions;

2.	the individual is considered critical for the Business Unit(s);

3.	the individual is expected to continue in a role covered by the scheme;

4.	the individual will not retire during the first year of the scheme

SHARE PURCHASE PROGRAM
All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have the opportunity to acquire shares in the Company within the scope of the Norwegian Tax Act Section 5-14. These provisions entitle this group of employees to receive a tax-free benefit of NOK 1 500 in connection with their participation in such a scheme.

Permanent employees in Marine Harvest Scotland and Marine Harvest Canada have also been offered the opportunity to buy shares, though without any element of tax-free discount.

No loans or guaranties have been granted to key management personnel.

PENSION PLANS
Pension plans in the Group are mainly defined contribution plans. There are a few defined benefits plans, which are considered to be immaterial for the Groups financial statements.

(NOK MILLION)	Pension cost	Pension net liability (fund) 31.12
Marine Harvest Norway	36.3	—
Marine Harvest Scotland	17.2	-52.2
Marine Harvest Canada	12.8	—
Marine Harvest VAP Europe	6.6	30.4
Corporate	5.5	53.4
Other entities	14.4	—
Total 2015	92.9	32.7
Total 2014	76.4	25.8
Total 2013	65.5	68.1

NOTE 15—TAXES

INCOME TAXES FOR THE YEAR IN THE STATEMENT OF COMPREHENSIVE INCOME

(NOK MILLION)	2015	2014	2013
Norway	-593.6	-345.9	-123.0
Foreign units	-65.1	-279.9	-153.1
Tax on profits (current tax)	-658.6	-625.7	-276.1
Norway	52.2	-242.2	-508.7
Foreign units	-214.0	116.0	-242.0
Change in deferred tax	-161.8	-126.2	-750.7
Total income taxes related to profit for the year	-820.5	-752.0	-1,026.8

RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE

(NOK MILLION)	2015	2014	2013
Profit before tax	2,240.2	1,486.7	3,457.4
Nominal tax rate	27%	27%	28%
Tax calculated with nominal tax rate	-604.9	-401.4	-968.1
Non-taxable income/loss on sale of shares	—	0.3	35.8
Change in value of conversion liability component	-158.6	-316.2	-144.5
Non-taxable income/loss on receivables	—	—	-60.6
Non-taxable income/loss from associated companies	53.9	40.4	61.8
Non-taxable income/loss on change in market value on financial instruments	-15.6	-5.1	-1.8
Non-taxable income/loss on change in market value on other shares	28.1	9.1	17.0
Effect of changed tax rate on deferred tax positions	208.7	18.2	87.4
Effect of adjustment of income tax from previous years	-67.6	82.0	-0.8
Effect of recognition of previously non-recognized tax assets	5.6	8.4	1.8
Effect of non-recognition of losses and tax assets	-248.7	-126.2	-98.9
Withholding tax	-15.3	-28.4	—
Other permanent difference reported by the entities	-50.2	-62.8	-15.7
Effect of different tax rates compared to nominal rate	44.2	29.7	59.7
Total income taxes	-820.5	-752.0	-1,026.8

TAX FOR THE YEAR RECOGNIZED IN OTHER COMPREHENSIVE INCOME

(NOK MILLION)	2015	2014	2013
Deferred tax related to income/cost recognized as other comprehensive income	8.8	12.1	13.7
Deferred tax related to actuarial gains/losses in other comprehensive income	-14.7	-5.6	5.1
Total tax for the year recognized in other comprehensive income	-5.9	6.5	18.8

TAX PREPAID/RECEIVABLE IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2015	2014	2013
Tax prepaid/receivable in Norway	—	—	—
Tax prepaid/receivable in foreign units	195.4	63.7	137.0
Total tax prepaid/receivable in the statement of financial position	195.4	63.7	137.0

TAX PAYABLE IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2015	2014	2013
Tax payable in Norway	569.5	362.0	122.9
Tax payable in foreign units	126.8	163.2	129.7
Total tax payable in the statement of financial position	696.3	525.2	252.6

SPECIFICATION OF DEFERRED TAX AND BASIS FOR DEFERRED TAX/TAX ASSETS
TAX INCREASING/(REDUCING) TEMPORARY DIFFERENCES

(NOK MILLION)	2015	2014	2013
Non-current assets	8,230.9	6,721.3	5,823.7
Current assets	7,235.5	7,165.6	7,422.3
Debt	-363.3	-289.1	-277.3
Pension obligation	-64.5	-6.5	-71.2
Tax losses carried forward	-293.1	-366.4	-447.7
Other differences	-294.0	-54.3	-665.7
Total temporary differences	14,451.5	13,170.6	11,784.2
Tax losses carried forward in Norway	—	—	—
Other temporary differences in Norway	10,156.9	9,656.0	8,422.8
Tax losses carried forward abroad	-293.1	-366.4	-447.7
Other temporary differences abroad	4,587.7	3,881.0	3,809.0
Total temporary differences	14,451.5	13,170.6	11,784.2

TOTAL DEFERRED TAX ASSET/LIABILITIES IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2015	2014	2013
Deferred tax assets	110.3	147.3	178.8
Deferred tax liabilities	-3,759.3	-3,568.9	-3,365.0
Net deferred tax in the statement of financial position	-3,649.0	-3,421.6	-3,186.2

The Group has capitalized deferred tax assets related to tax losses carried forward. This is based on the expectation of probable sufficient earnings in the future, mainly in Poland and in the USA where the majority of tax losses carried forward are located. The expectations are based on current earnings and approved budgets. In addition, substantial deferred tax liabilities linked to non-current assets and current assets are recorded. Deferred tax assets related to tax losses carried forward at a total of NOK 1,150.1 million have not been recognized due to uncertain utilization.

Deferred tax assets linked to tax losses are offset against deferred tax liabilities in the tax jurisdictions, where acceptable.

MATURITY OF TAX LOSSES WHERE DEFERRED TAX LOSS IS RECOGNIZED

TO YEAR (NOK MILLON)	Norway	Abroad	Total
2016	—	2.2	2.2
2017	—	19.3	19.3
2018	—	21.4	21.4
2019	—	138.9	138.9
2020	—	11.7	11.7
2021	—	7.6	7.6
2022	—	7.6	7.6
2023	—	7.6	7.6
2024	—	7.6	7.6
2025+	—	9.9	9.9
Unlimited	—	59.3	59.3
Total 2015	—	293.1	293.1
Total 2014	—	366.4	366.4
Total 2013	—	447.7	447.7

MATURITY OF TAX LOSSES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNIZED

TO YEAR (NOK MILLION)	Norway	Abroad
2016	—	5.0
2017	—	—
2018	—	17.3
2019	—	10.9
2020	—	2.1
2021	—	—
2022	—	—
2023	—	—
2024	—	—
2025++	—	—
Unlimited	—	1,114.8
Total 2015	—	1,150.1
Total 2014	—	641.1
Total 2013	—	291.9

TAX RATES APPLIED (SELECTED COUNTRIES)

COUNTRIES	2015	2014	2013
Japan	35.3%	40.0%	40.0%
USA	35.0%	35.0%	39.6%
Belgium	34.0%	34.0%	34.0%
Germany	31.0%	30.1%	33.7%
France	33.3%	33.3%	33.3%
Norway	27.0%	27.0%	28.0%
China	25.0%	25.0%	25.0%
Netherlands	25.0%	25.0%	25.0%
Scotland	20.3%	21.5%	23.3%
Canada	26.0%	26.0%	25.8%
Faroe Islands	22.5%	22.5%	20.5%
Chile	22.5%	21.0%	20.0%
Poland	19.0%	19.0%	19.0%
Ireland	12.5%	12.5%	12.5%

NOTE 16—CASH

(NOK MILLION)	2015	2014	2013
Cash in bank	577.0	1,195.2	439.1
Restricted cash / withheld taxes	53.7	43.1	40.3
Other restricted cash	58.0	170.0	126.8
Total cash	688.7	1,408.2	606.2

Other restricted cash is mainly composed of deposits to fulfill collateral requirements for financial instruments.

NOTE 17—TRADE RECEIVABLES AND OTHER RECEIVABLES

SPECIFICATION OF RECEIVABLES

(NOK MILLION)	2015	2014	2013
Trade receivables	3,943.4	3,390.3	3,227.9
Provisions for bad debts	-17.2	-30.1	-36.6
Net trade receivables	3,926.2	3,360.2	3,191.4
Prepayments	178.3	133.0	115.2
Pension fund	52.7	57.8	11.9
Tax prepaid/receivable	195.4	63.7	137.0
Other	833.9	628.9	692.4
Other receivables	1,260.3	883.4	956.4
Total trade receivables and other receivables	5,186.5	4,243.6	4,147.8

AGE DISTRIBUTION OF TRADE RECEIVABLES

(NOK MILLION)	2015	2014	2013
Receivables not overdue	3,198.7	2,781.0	2,524.5
Overdue 0-6 months	717.6	567.0	658.4
Overdue more than 6 months	27.0	42.3	45.0
Total trade receivables	3,943.4	3,390.3	3,227.9

MOVEMENT IN PROVISIONS FOR BAD DEBT (TRADE RECEIVABLES)

At the beginning of 2015, provisions for bad debt amounted to NOK 30.1 million. During 2015, provisions amounting to NOK -15.8 million were considered lost. Adjusted for additional provisions for losses of NOK 0.9 million, as well as NOK 2.0 million in currency effects, the provision for bad debt amounted to NOK 17.2 million at year-end 2015.

CURRENCY EXPOSURE TO TRADE RECEIVABLES

The Business Units generally complete their sales in the main trading currency in the country of destination. The carrying amount of trade receivables per Business Unit is presented below, and an indication of currency is given by reference to the markets where sales from the unit are generally made.

BUSINESS UNIT (NOK MILLION)	MAIN MARKETS AND CURRENCY	2015	2014	2013
Marine Harvest Norway	European market (EUR), US market (USD), Russian market(USD) and Asian market (JPY and USD)	688.2	733.7	759.5
Marine Harvest Chile	US market (USD), Brazilian and Argentinian market (USD) and Asian market (JPY)	478.2	392.1	269.2
Marine Harvest Canada	US market (USD)	32.6	19.1	24.2
Marine Harvest Scotland	Domestic market (GBP) and European market (EUR)	139.9	109.6	179.4
Marine Harvest Consumer Products	European market (EUR), US market (USD), UK market (GBP) and Asian market (JPY and USD)	2,160.0	1,787.0	1,717.6
Marine Harvest other units and eliminations		427.2	318.5	241.4
Net trade receivables		3,926.2	3,360.2	3,191.4

NOTE 18—TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(NOK MILLION)	2015	2014	2013
Trade payables *	2,379.7	2,039.2	2,232.6
Other current liabilities
Salaries and vacation pay due	281.0	259.7	222.1
Social security and other taxes	216.6	200.2	124.4
Accrued expenses	562.2	963.9	672.2
Other liabilities	391.0	370.5	374.7
Total other current liabilities	1,450.9	1,794.2	1,393.3

* As of year-end 2015 the draw of the Supply Chain Financing was NOK 135.6 million.

CURRENT INTEREST-BEARING DEBT TO FINANCIAL INSTITUTIONS

(NOK MILLION)	2015	2014	2013
First year's installment on debt	—	5.6	524.3
Bank overdrafts	—	—	85.8
Other current interest-bearing debt	0.6	0.6	74.0
Current part (first year) financial leases	0.9	0.8	2.5
Total current interest-bearing debt	1.5	7.0	686.7

UNUSED DRAWING RIGHTS

(NOK MILLION)	2015	2014	2013
Unused part of bank overdraft facility (to be renewed within one year)	67.2	62.8	124.8
Unused part of bank overdraft facility (to be renewed in more than one year)	456.7	368.0	334.4
Unused part of other drawing rights (to be renewed in more than one year)	3,766.9	541.4	1,313.6
Total unused drawing rights	4,290.8	972.2	1,772.9

NOTE 19—SECURED LIABILITIES AND GUARANTEES

DEBT SECURED BY MORTGAGES AND PLEDGES

(NOK MILLION)	2015	2014	2013
Debt to financial institutions	3,263.3	3,759.6	4,244.2
Leasing debt	11.4	16.9	15.8
Total debt secured by mortgages and pledges	3,274.6	3,776.6	4,260.0
Guarantee liabilities	225.9	163.2	257.2

The Group's syndicated loan facility has been established with security in current assets, licenses (where applicable), fixed assets and guarantees from some of the entities in the Group. In addition, the shares in larger subsidiaries and associated companies have been pledged with respect to bank facilities.

ASSETS PLEDGED AS SECURITY FOR DEBT

(NOK MILLION)	2015	2014	2013
Tangible non-current assets and licenses	9,940.7	8,998.9	6,644.7
Inventory and biological assets	11,619.4	10,671.5	9,114.5
Trade receivables	2,304.0	2,054.3	1,294.5
Other assets	1,297.6	458.6	5.3
Total assets pledged as security	25,161.7	22,183.3	17,059.0

NOTE 20—OTHER NON-CURRENT LIABILITIES

(NOK MILLION)	Note	2015	2014	2013
Net pension obligations		85.4	83.6	80.0
Other non-current liabilities		29.4	32.3	40.9
Total other non-current liabilities		114.8	115.9	120.9

NOTE 21—INVESTEMENTS IN ASSOCIATED COMPANIES

Associated companies are companies where the Group has a significant ownership interest, ranging from 20-50%, and where the Group is able to exercise significant influence. Associated companies are recorded in the Group statements in accordance with the equity method. None of the companies recognized as associated companies are listed companies.

ASSOCIATED COMPANIES

(NOK MILLION)	HEAD OFFICE	OWNER SHIP	OWNED BY	ACQUISITION COST	CARRYING AMOUNT	SHARE OF PROFIT	DIVIDENDS RECEIVED	OTHER CHANGES	CARRYING AMOUNT
					January 1, 2015	2015	2015	2015	December 31, 2015
Nova Sea AS	Lovund	48%	Marine Harvest Holding AS	271.0	855.2	198.8	-69.4	1.8	986.5
Finnøy Fisk AS	Finnøy	45%	Marine Harvest Norway AS	22.7	91.9	1.4	-7.9	-22.5	62.9
Vågafossen Settefisk AS	Vikedal	48%	Marine Harvest Norway AS	1.3	7.9	0.1	—	—	8.1
Center for Aquaculture Competence AS	Hjelmeland	33%	Marine Harvest Norway AS	0.2	10.0	7.4	—	95.1	112.6
Migdale Transport	Inverness, Scotland	35%	Lakeland Smolt Ltd	9.5	10.0	2.7	—	1.5	14.2
Others				3.0	3.2	-0.7	-0.8	2.9	4.6
Total				307.7	978.2	209.7	-78.0	78.9	1,188.8

(NOK MILLION)	DIVIDEND RECEIVED	TOTAL FAIR VALUE ADJUSTMENT BIOMASS 1)	TOTAL REVENUE	TOTAL PROFIT AND LOSS	TOTAL NON-CURRENT ASSETS	TOTAL BIOLOGICAL ASSETS	TOTAL OTHER CURRENT ASSETS	TOTAL NON-CURRENT LIABILITIES	TOTAL CURRENT LIABILITIES
2015
Nova Sea AS	69.4	86.6	1,808.7	425.7	1,346.9	542.5	629.5	783.0	457.5
Finnøy Fisk AS	7.9	6.1	31.0	9.6	36.2	10.3	34.5	13.4	27.9
Center for Aquaculture Competence AS	—	6.4	27.3	3.0	2.2	78.1	46.0	—	119.4
Vågafossen Settefisk AS	—	—	22.7	0.9	35.9	5.5	9.6	28.2	3.8
Migdale Transport	—	—	47.5	7.9	76.2	—	14.7	0.7	49.3

2014
Nova Sea AS	68.2	79.1	1,670.1	337.2	1,287.4	434.2	467.6	761.2	376.9
Finnøy Fisk AS	6.1	7.6	44.6	22.3	40.8	12.0	45.5	18.7	39.4
Center for Aquaculture Competence AS	—	—	48.7	-0.2	2.5	16.3	9.4	—	24.2
Vågafossen Settefisk AS	—	—	15.4	1.3	34.2	5.7	4.6	22.8	3.7
Migdale Transport	—	—	46.5	3.7	2.6	—	32.7	—	6.8
2013
Nova Sea AS	19.2	98.1	1,456.5	382.2	1,034.8	419.6	462.2	663.1	400.5
Finnøy Fisk AS	0.6	4.8	37.6	19.8	43.7	8.8	32.3	20.6	22.8
Center for Aquaculture Competence AS	—	—	10.1	0.4	1.8	39.7	17.2	—	54.5
Vågafossen Settefisk AS	0.5	—	25.2	0.7	15.9	1.0	12.6	6.4	6.3

1) Effect of adjusting Marine Harvest`s share of total biological assets pr 31.12 presented above to fair value. The effect is shown after tax.

NOTE 22—INVESTMENTS IN OTHER SHARES

Shares and holdings where the Group does not have significant influence.

SHAREHOLDINGS

COMPANY (NOK MILLION)	NUMBER OF SHARES	OWNER- SHIP %	ACQUISITION COST	CHANGES IN MARKET VALUE 2015	CARRYING AMOUNT 31.12.15	CARRYING AMOUNT 31.12.14	CARRYING AMOUNT 31.12.13
Havfisk ASA (1)	—	—	—	—	—	153.4	119.1
Norway Seafoods AS (1)	—	—	—	—	—	5.6	6.1
Other shares	—	—	1.4	-2.8	4.0	7.1	6.9
Total other shares			1.4	-2.8	4.0	166.1	132.1

(1)	All the shares in Havfisk ASA and Norway Seafoods AS were sold during 2015.

NOTE 23—CONSOLIDATED ENTITIES

The consolidated financial statements include the following companies:

PARENT COMPANY	COUNTRY
Marine Harvest ASA	Norway

SUBSIDIARIES—NORWAY	COUNTRY	OWNERSHIP %
Marine Harvest Fish Feed AS	Norway	100.00%
Marine Harvest Holding AS	Norway	100.00%
Marine Harvest Minority Holding AS	Norway	100.00%
Marine Harvest Norway AS	Norway	100.00%
Sterling White Halibut AS	Norway	100.00%
Morpol ASA	Norway	100.00%
Waynor Trading AS	Norway	100.00%

SUBSIDIARIES—AMERICAS	COUNTRY	OWNERSHIP %
Marine Harvest North America Inc.	Canada	100.00%
Marine Harvest Canada Inc.	Canada	100.00%
Englewood Packing Company Ltd.	Canada	100.00%
Marine Harvest Chile S.A	Chile	100.00%
Salmones Tecmar S.A	Chile	100.00%
Processadora De Productos Marinos Delifish S.A	Chile	100.00%
Aquamerica International Holdings S.A	Panama	100.00%
Panamerica International Holdings S.A	Panama	100.00%
Salmoamerica Corp.	Panama	100.00%
Ducktrap River of Maine LLC	USA	100.00%
Marine Harvest USA Holding LLC	USA	100.00%
Marine Harvest USA LLC	USA	100.00%

SUBSIDIARIES—ASIA	COUNTRY	OWNERSHIP %
Marine Harvest China Co. Ltd.	China	100.00%
Marine Harvest Hong Kong Cy Ltd	Hong Kong	100.00%
Marine Harvest Japan Inc	Japan	100.00%
Marine Harvest Food Service Inc	Japan	100.00%
Marine Harvest Korea Co. Ltd	South Korea	100.00%
Marine Harvest Singapore Pte Ltd	Singapore	100.00%
Morpol Holdings Singapore Pte Ltd	Singapore	100.00%
Marine Harvest Taiwan Co. Ltd	Taiwan	100.00%
Amanda Foods Vietnam Ltd	Vietnam	100.00%

SUBSIDIARIES—EUROPE	COUNTRY	OWNERSHIP %
Marine Harvest Pieters NV	Belgium	100.00%
Marine Harvest Central and Eastern Europe s.r.o.	Czech Republic	100.00%
Marine Harvest Faroes P/F	Faroes	100.00%
Marine Harvest VAP France SAS	France	100.00%
Marine Harvest Appéti' Marine SAS	France	100.00%
Marine Harvest Boulogne SAS	France	100.00%
Marine Harvest Lorient SAS	France	100.00%
Marine Harvest Kritsen SAS	France	100.00%
Marine Harvest Rennes SAS	France	100.00%
Morpol France SAS	France	100.00%
Laschinger Seafood GmbH	Germany	100.00%
Laschinger Produktions GmbH	Germany	100.00%
Belisco Ehf	Iceland	100.00%
Comhlucht Iascaireachta Fanad Teoranta	Ireland	100.00%
Bradan (Maoil Rua) Teoranta	Ireland	100.00%
Bradan Fanad Teoranta	Ireland	100.00%
Fanad Pettigo Teoranta	Ireland	100.00%
Feirm Farraige Oilean Chliara Teoranta	Ireland	92.03%
Silverking Seafoods Ltd	Ireland	100.00%
Marine Harvest Italia S.R.L.	Italy	100.00%
Morpol Italia S.R.L	Italy	100.00%
Marine Harvest NV	Netherlands	100.00%
Marine Harvest International BV	Netherlands	100.00%
Marine Harvest Holland BV	Netherlands	100.00%
Marine Harvest Sterk Holding BV	Netherlands	100.00%
Marine Harvest Sterk BV	Netherlands	100.00%
Marine Harvest Poland Sp. z.o.o	Poland	100.00%
Morpol S.A.	Poland	100.00%
Laurin Seafood Sp. z.o.o.	Poland	100.00%
Morpol VAP Sp z.o.o.	Poland	100.00%
Morpol Technology Sp. z.o.o.	Poland	100.00%
Morpol Transport Sp. z.o.o.	Poland	100.00%
Morpol Specialities Sp. Z.o.o.	Poland	100.00%
Epigon S.A	Poland	82.37%
MK Sp. z o.o.	Poland	100.00%
Marine Harvest Turkiye su Ürünleri Ticaret A.Ş.	Turkey	100.00%
Marine Harvest (Scotland) Ltd	UK	100.00%
Meridian Salmon Group Ltd	UK	100.00%
Meridian Salmon Processing Ltd	UK	100.00%
Meridian Salmon Farms (Argyll) Ltd	UK	100.00%
Cod And Shellfish (Scotland) Ltd	UK	100.00%
Lakeland Smolt Ltd	UK	100.00%
Marine Harvest VAP UK Ltd	UK	100.00%
Brookside Products Ltd	UK	100.00%
Lakeland Cairndow Ltd	UK	100.00%
Marine Harvest Spain, S.L.	Spain	100.00%

The Group has no material partly-owned subsidiaries, and the non-controlling interests are immaterial. Additional financial information is therefore not disclosed.

NOTE 24—SHARE CAPITAL

SHARE CAPITAL1)

	2015	2014	2013
Total number of shares as of 01.01	410,377,759	410,377,759	3,748,341,597
Shares issued during the year	39,707,893	—	355,435,984
Total number of shares as of 31.12	450,085,652	410,377,759	4,103,777,581
Treasury shares as of 01.01	40,970	40,970	409,698
Treasury shares sold during the year	(40,970)	—	—
Treasury shares as of 31.12	—	40,970	409,698
Nominal value as of 31.12 (NOK)	7.50	7.50	0.75

Share capital (total number of shares at nominal value) (NOK million)	3,375.6	3,077.9	3,077.9
Other paid in capital (NOK million)	10,320.1	9,267.9	9,719.3
1) A reverse split of the shares in Marine Harvest ASA in the proportion 10:1 was implemented in January 2014.

OVERVIEW OF THE LARGEST SHAREHOLDERS December 31, 2015:

	NUMBER OF SHARES	SHAREHOLDING %
Geveran Trading Co Ltd	108,589,531	24.13%
Folketrygdfondet	39,054,430	8.68%
Clearstream Banking S.A.	21,033,806	4.67%
Citibank N.A.	9,875,548	2.19%
State Street Bank and Trust Co.	9,183,489	2.04%
State Street Bank & Trust Co.	8,580,678	1.91%
State Street Bank and Trust Co.	8,047,633	1.79%
J.P. Morgan Chase Bank, NA, London	6,908,974	1.54%
Jupiter European Fund	6,894,000	1.53%
J.P. Morgan Luxembourg S.A.	5,823,300	1.29%
Geveran Trading Co Ltd	5,444,072	1.21%
J.P. Morgan Chase Bank, NA	4,444,716	0.99%
Euroclear Bank S.A./N.V. ('BA')	4,288,389	0.95%
Statoil Pensjon	3,523,353	0.78%
Verdipapirfondet DNB Norge (IV)	3,458,834	0.77%
State Street Bank and Trust Co.	3,445,746	0.77%
Ferd AS	3,350,000	0.74%
State Street Bank and Trust Co.	3,210,461	0.71%
Framar AS	3,100,000	0.69%
J.P. Morgan Chase Bank, NA, London	3,053,369	0.68%
Total 20 largest shareholders	261,310,329	58.06%
Total other shareholders	188,775,323	41.94%
Total number of shares December 31, 2015	450,085,652	100.00%

SHAREHOLDERS PER COUNTRY	NUMBER OF SHARES	SHARE %
Norway	133,643,461	29.69%
Cyprus	115,454,074	25.65%
USA	68,327,861	15.18%
Great Britain	58,279,899	12.95%
Other countries	74,380,357	16.53%
Total number of shares December 31, 2015	450,085,652	100.00%

SHARES OWNED BY BOARD MEMBERS, GROUP MANAGEMENT AND THEIR RELATED PARTIES AS OF December 31, 2015

		NUMBER OF SHARES
Board of Directors
Ole-Eirik Lerøy (Chairman of the Board)		3,222,000
Leif Frode Onarheim		32,500
Heléne Vibbleus		—
Cecilie Fredriksen		—
Lisbet K. Nærø		—
Ørjan Svanevik		—
Stein Mathiesen		—
Lars Erik Hestnes		136
Kjellaug Hoås Samland		585
Total number of shares held by Board members		3,255,221
Group Management
Alf-Helge Aarskog	CEO	138,570
Ivan Vindheim	CFO	660
Marit Solberg	COO Farming	47,813
Ola Brattvoll	COO Sales and Marketing	9,231
Ben Hadfield	COO Fish Feed	6,870
Øyvind Oaland	R&D Global Director	19,388
Anne Lorgen Riise	HR Global Director	358
Kristine Gramstad	Communications Director	136
Total number of shares held by Group management		223,026
Total number of shares held by Board members and Group management		3,478,247
Total number of shares held by Board members and Group management in % of total outstanding shares		0.77%

(1)	Cecilie Fredriksen is a member of the class of Beneficiaries of the Trusts which indirectly control Geveran Trading Co Limited

SHAREHOLDERS RIGHTS

There are no current limitations on voting rights or trade limitations related to the Marine Harvest share.

AUTHORIZATION TO INCREASE THE SHARE CAPITAL

The Board of Directors is granted an authorization to increase the Company’s share capital by up to 45,008,565 shares (representing 10% of shares in issue at the time). The authority does not define the purpose(s) of such capital increase. The authority expires at the AGM in 2016.

POWER OF ATTORNEY TO REPURCHASE OWN SHARES

The Board has been granted a power of attorney to purchase shares in the Company up to 45,008,565 shares (representing 10% of shares in issue at the time) during the period up until the AGM in 2016.

NOTE 25—EARNINGS PER SHARE

EARNINGS PER SHARE/DILUTED EARNINGS PER SHARE

(NOK MILLION)	2015	2014	2013
Profit from continuing operations attributable to the owners of the parent (NOK million)	1,419.2	730.8	2,423.2
Profit from discontinued operations attributable to the owners of the parent (NOK million)	-2.1	204.8	91.9
Profit for the year attributable to owners of Marine Harvest ASA (NOK million)	1,417.1	935.6	2,515.1
Number of shares as of 31.12 (million)	450.1	410.4	410.4
Time-weighted average of shares issued and outstanding (million)	440.9	410.4	377.5
Average diluted number of shares (million)	479.3	486.5	377.9
Basic and diluted earnings per share attributable to the owners of Marine Harvest ASA
Earnings per share from continuing operations (NOK)	3.22	1.78	6.42
Earnings per share from discontinued operations (NOK)	-0.01	0.50	0.24
Earnings per share (NOK)	3.21	2.28	6.66

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

The conversion liability component of the 2015 convertible bond was not "in the money" at the end of the reporting period.
The conversion liability component of the 2014 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bonds are therefore not included in diluted EPS.

Average diluted number of shares is also affected by the share price based bonus call options.

All figures are presented after the effect of the reversed split of shares (10:1) in January 2014.

NOTE 26—RELATED PARTY TRANSACTIONS

SHAREHOLDERS

Geveran Trading Co Ltd is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family.

At year-end 2015 Geveran Trading’s affiliated ownership in Marine Harvest was 114,033,603 shares, constituting 25.34% of the total share capital.

TRANSACTIONS WITH ASSOCIATED COMPANIES

The figures presented below are with associated companies, mainly Migdale Transport, Nova Sea AS, Finnøy Fisk AS, Vågafossen Settefisk AS and Center for Aquaculture Competence AS.

RELATED PARTY TRADE TRANSACTIONS

(NOK MILLION)	2015	2014	2013
Revenue	65.4	38.4	5.6
Purchase	-68.4	-107.4	-118.3
Trade receivables	18.8	16.9	14.9
Trade payables	60.9	45.4	21.5

All significant transactions are mainly related to the sale or purchase of fish or smolt and related services

NOTE 27—CONTINGENT LIABILITIES AND PROVISIONS

NOTICE FROM EU COMMISSION - ALLEGED BREACH OF THE PROVISIONS OF EU MERGER REGULATIONS

After having approved the takeover of Morpol ASA by Marine Harvest ASA on September 30, 2013, the European Commission informed Marine Harvest ASA that it was investigating whether Marine Harvest ASA has committed an infringement of the suspension obligation and of the notification requirement under the EU Merger Regulation by acquiring an initial shareholding in Morpol ASA, before the related acquisition was notified to and approved by the European Commission.
On March 31, 2014 the European Commission issued a statement of objections, informing Marine Harvest ASA of the objections that have been raised.
On July 23, Marine Harvest ASA was advised that the Commission had decided to impose a fine in the amount of EUR 20 million as a consequence of an alleged breach of the provisions of the EU Merger Regulations.
Marine Harvest ASA has decided to appeal the European Commission’s decision to fine the company. The appeal has been filed with the EU General Court. It is currently assumed that Marine Harvest ASA can expect to receive the EU General Court’s judgment in the course of 2016.
The judgment of the General Court can be appealed to the EU Court of Justice, which issues a final non-appealable judgment/decision. A final judgment from the EU Court of Justice is expected at the end of 2018.
Marine Harvest ASA has made a provision in the amount of EUR 20 million (NOK 192 million) in connection with this matter.
DISPUTE IN CHILE CONCERNING TERMINATION OF A REARING CONTRACT

An arbitration award has been issued in favor of Salmones Sur Austral S.A., ordering Marine Harvest Chile S.A. to pay an indemnification of USD 12.3 million (NOK 108 million) plus interest and litigation expenses. A provision of USD 12.3 million was made in 2013. The ruling had been appealed but was upheld by the Supreme Court. The decision is therefore final.
In June 2015 the parties agreed to settle the dispute and Marine Harvest Chile S.A. paid USD 9.5 million. The settlement also covers another related dispute in Chile (a lawsuit against the former Managing Director of Marine Harvest Chile S.A. and others).
A reversal of initial provision of USD 2.8 million (NOK 21.7 million) was accounted for in 2015.
LAWSUIT AGAINST THE FORMER MANAGING DIRECTOR OF MARINE HARVEST CHILE S.A. AND OTHERS

Marine Harvest Chile S.A. had filed a lawsuit against its former Managing Director, Álvaro Jiménez, for breach of his duties towards the company, claiming that he authorized the sale of smolt and a rearing contract with Salmones Sur Austral S.A, without informing the company, while he had a personal economic interest in the outcome thereof.
Marine Harvest Chile S.A. claimed that Jiménez took a business opportunity that belonged to the company; that he used his position and knowledge of confidential information to benefit himself and others; and that he used the company’s assets for his own benefit using a deceitful scheme. Marine Harvest Chile S.A. asked for reimbursement of all the proceeds obtained by

Jiménez in this fraudulent venture, which were estimated at USD 7.5 million (NOK 66 million), and the indemnification of all damages.
Marine Harvest Chile S.A. had also extended the claim for damages to Mr. Fernando Toro, legal representative of Salmones Sur Austral S.A who signed the contracts with Jiménez, and Mr. Francisco Ariztía, one of the main shareholders in Salmones Sur Austral S.A., who aided Jiménez in structuring and implementing the deceitful scheme, and the respective companies owned by Jiménez, Toro and Ariztía, which were used as legal vehicles.
The claims made by Marine Harvest Chile S.A. amounted to a total of USD 17 million (NOK 150 million).
In June 2015 the parties agreed to settle this dispute together with the related dispute between Marine Harvest Chile S.A. and Salmones Sur Austral S.A. (Dispute in Chile concerning termination of a rearing contract).
POSSIBLE FINE DUE TO PRODUCTION OF SMOLT IN NORWAY EXCEEDING THE FORMAL PERMIT LEVEL

Marine Harvest Norway AS has been under investigation for production of smolt in excess of the level formally permitted. The police brought the case before the court of first instance in April 2015. Marine Harvest Norway AS was acquitted of all charges in May 2015. The police appealed the case. The appeal case was tried in the court of appeal in February 2016.
In connection with this matter, Marine Harvest Norway AS has recognized a provision of NOK 0.5 million in the financial statements.
OTHER CASES

We are routinely involved in various legal matters arising from the normal course of business, for which no material provisions are made in the financial statements. While the outcome of these proceedings cannot be predicted with certainty, we believe that, when resolved, they will not have any material adverse effect on our operating results, financial position or liquidity.

NOTE 28—OTHER OPERATING EXPENSES

SPECIFICATION OF OTHER OPERATING EXPENSES

(NOK MILLION)	2015	2014	2013
Maintenance	1,078.0	886.0	720.1
Electricity and fuel	486.8	424.7	329.6
Rent and leases	562.7	419.3	287.4
Third-party services	388.5	345.0	240.1
Insurance	197.5	168.3	136.5
Consultancy and audit fees	221.9	215.5	194.4
IT costs	187.8	162.8	118.3
Travel cost	147.0	132.3	102.9
Sales and marketing costs	90.3	99.2	78.1
Other operating costs	609.4	496.9	374.5
Total other operating expenses	3,969.9	3,350.0	2,581.9

NOTE 29—OPERATING LEASES

FUTURE PAYMENTS FOR OPERATING LEASES

(NOK MILLION)	2015	2014	2013
Gross amount payable within 1 year	785.3	524.7	401.7
Gross amount payable within 1-5 years	2,246.9	745.4	598.7
Gross amount payable after 5 years	131.5	58.4	57.1
Total gross amount payable	3,163.7	1,328.6	1,057.5

SIGNIFICANT LEASE AGREEMENTS

(NOK MILLION)
	2015	2014	2013
Gross amount payable within 1 year
WELLBOAT
Marine Harvest Norway	303.7	256.3	252.5
Marine Harvest Scotland	100.0	23.1	40.2
Marine Harvest Canada	22.0	22.0	—
OTHER MACHINERY AND TRANSPORT
Marine Harvest Norway	156.6	52.2	48.5
Marine Harvest Fish Feed	100.1	90.1	—
Gross amount payable within 1-5 years
WELLBOAT
Marine Harvest Norway	1,137.4	246.8	333.1
Marine Harvest Scotland	382.7	11.6	23.1
Marine Harvest Canada	56.7	78.9	—
OTHER MACHINERY AND TRANSPORT
Marine Harvest Norway	369.9	106.7	120.2
Marine Harvest Fish Feed	99.5	156.8	—

FUTURE INCOME FOR OPERATING SUBLEASES

(NOK MILLION)	2015	2014	2013
Total future income for operating subleases	3.7	1.8	—

OPERATING LEASES AND SUBLEASES

(NOK MILLION)	2015	2014	2013
Operating leases expensed	-496.7	-403.9	-301.1
Income from operating subleases	32.4	18.5	10.4
Total net operating leases	-464.3	-385.4	-290.7

NOTE 30—PROVISIONS

SPECIFICATION OF PROVISIONS

(NOK MILLION)	Restructuring	Onerous Contracts	Other	Total Provisions
Provisions as of 01.01.	208.2	131.3	168.2	507.7
New provisions in the year	136.3	6.6	—	142.8
Utilized provisions	-247.6	—	—	-247.6
Currency adjustment	13.6	0.2	23.7	37.5
Provisions as of 31.12.	110.4	138.1	191.9	440.4

The majority of restructuring costs in 2015 related to the downsizing of Marine Harvest Chile Farming following the decision to decrease smolt stocks by NOK 84 million. In addition, a cost of NOK 42 million has been recognized in Consumer Products Belgium in relation to its reorganization. The remaining restructuring costs in 2015, related to co-location of Group staff functions at the head office in Bergen during the year.

Onerous contracts relate to Marine Harvest Norway and Marine Harvest Scotland.

Other provisions of NOK 191.9 million is an accrual made to cover the EUR 20 million fine imposed by the European Commission. The fine is a consequence of an alleged breach of the European Merger Regulations. See Note 27 Contingent Liabilities for more information.

NOTE 31 — RESEARCH AND DEVELOPMENT

RESEARCH AND DEVELOPMENT EXPENSES

(NOK MILLION)	2015	2014	2013
R&D expenses	235.2	130.3	98.4

Our reported expenditures are gross values, and exclude any related income from our R&D activities. In addition, a fee of 0.3% of Marine Harvest Norway’s export value is paid to the Norwegian Seafood Research Fund (NOK 26.9 million for 2015). This fee is not included in the R&D expenses. The group has not capitalized any R&D expenditures during 2015.

NOTE 32—AUDITORS FEES

FEES TO AUDITORS 2015 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services 1)	18.8	0.3
Other attestation services	—	—
Tax advisory services	5.4	0.1
Other non-audit fees	2.1	0.1
Total fees for 2015	26.3	0.5

(1) Audit costs include costs for audit work related to SOX implementation and control design improvements, as well as other audit costs related to the listing on the New York Stock Exchange.

FEES TO AUDITORS 2014 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services 2)	21.1	0.4
Other attestation services	—	—
Tax advisory services	4.4	0.5
Other non-audit fees	3.9	0.4
Total fees for 2014	29.4	1.3

(2) The increase in audit fee is mainly related to audit of internal controls under SOX and include costs for audit work related to SOX implementation and control design improvements, as well as other audit costs related to the listing on the New York Stock Exchange.

FEES TO AUDITORS 2013 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services	10.1	0.1
Other attestation services	—	—
Tax advisory services	0.1	0.2
Other non-audit fees 3)	10.4	0.1
Total fees for 2013	20.7	0.4

(3) The high amount of other non-audit fees in 2013 is related to the listing on the New York Stock Exchange.

Auditor’s fee is stated exclusive value added tax.

NOTE 33—NEW IFRS STANDARDS

NEW STANDARDS - NOT YET IMPLEMENTED:
At the end of 2015, there are new standards/interpretations and amendments to existing standards/interpretations that are not yet effective, but will be relevant for the Group at implementation. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments
IFRS 9 will replace the classification and measurement rules in IAS 39 Financial Instruments - Recognition and measurement of financial instruments. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the mandatory effective date has been postponed to 2018. The Group has not finalized its deliberations on the effects of the implementation of IFRS 9, but does not expect that the new standard will have any material impact on the measurement of financial assets and liabilities.

IFRS 15 revenue from Contracts with Customers
IFRS 15 replaces existing IFRS revenue requirements.  The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. The effective date is 2018, but is not expected to give material effects for revenue recognition for the Group.

IFRS 16 Leases
IFRS 16 Leases replaces existing IFRS leases requirements in IAS 17. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new leases standard requires lessees to recognize assets and liabilities for leases with longer than 12 months duration. The asset and liability to be recognized is the present value of the lease payments to be made over the lease term. Lease payments for low value assets may be recognized as they accrue.

IFRS 16 is applicable for the annual financial statements of 2019. We have not yet evaluated the effects of the new standard, but expect that lease agreements currently classified as operating leases will be recognized as a lease liability and a corresponding right-to-use lease asset.

NOTE 34—SUBSEQUENT EVENTS

RESTRUCTURING IN MARINE HARVEST FARMING SCOTLAND

As a result of a restructuring of Marine Harvest Farming Scotland, Ben Hadfield assumed the position of Managing Director in January 2016. Mr. Hadfield took over the overall responsibility for Marine Harvest Scotland's feed and farming operations, while continuing as Chief Operating Officer (COO) for Business Area Feed in the Group.

In addition, up to 100 jobs are expected to be terminated in Marine Harvest Farming Scotland as part of a restructuring plan.

CHANGE IN REPORTING CURRENCY

The Group’s financial presentation currency will change from NOK to EUR from the first quarter of 2016. This will make the presentation currency consistent with a significant part of the Group’s cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR to reflect the economic environment in which the parent company operates.

ALGAL BLOOM IN CHILE

In February and March 2016 we experienced a severe algal bloom in our Chilean operations in region X. Four seawater sites were affected; Punta Redonda, Huar Sur, Huar Norte and Linao. We had stocked 3.7 million fish at these sites, and the average live weight ranged from 0.2 kg. to 2.5 kg. All the fish at the affected sites are likely lost. The biomass is insured.

Index to Exhibits

Exhibit Number	Description of Document
1.1*	Articles of Association of Marine Harvest ASA (amended on June 8, 2015)
2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.2)
2.2*	Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder, dated January 27, 2014
2.3**
EUR 555,000,000 Multicurrency Revolving Credit Facility, dated November 4, 2014, by and among Marine Harvest ASA, ABN AMRO Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., DNB Markets and Nordea Bank Norge ASA, and DNB Bank ASA, as Facility Agent and Security Agent. Incorporated by reference to Exhibit of Marine Harvest's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on April 29, 2015

2.4***
Amendment letter to the EUR 555,000,000 Multicurrency Revolving Credit Facility Agreement, dated November 4, 2014, increasing the commitments with EUR 250,000,000 from EUR 555,000,000 to EUR
805,000,000 in accordance with Clause 2.2 (Accordion Increase Option) of the Agreement

8.1*	Subsidiaries of Marine Harvest ASA
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith
** Portions of Exhibit 2.3 have been omitted pursuant to a grant for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934
*** Portions of Exhibit 2.4 have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.